Form 20-F
period 2013-12-31
North Atlantic Drilling Ltd.
filed 2014-04-22
CIK 1560186

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________
FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________________ to _________________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report _________________

Commission file number: 001-36277
_____________________
NORTH ATLANTIC DRILLING LTD.
(Exact name of Registrant as specified in its charter)

Bermuda (Jurisdiction of incorporation or organization)
Par-la-Villa Place, 4th Floor, 14 Par-la-Villa Road, Hamilton, HM08, Bermuda
(Address of principal executive offices)
Georgina Sousa, +1 (441)295-9500, Fax:+1(441)295-3494 Gsousa@front.bm)

Par-la-Villa Place, 4th Floor, 14 Par-la-Villa Road, Hamilton, HM08, Bermuda

(Name, telephone, Email and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class Common Stock, par value $5.00 per share	Name of each exchange on which registered New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
_____________________
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
_____________________

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2013, there were 241,142,651 shares of common stock, par value $5.00 per share, of the Registrant's common stock outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	No	☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	No	☑

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	☑	No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See the definitions of “large accelerated filer” and “accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☑	U.S. GAAP
International Financial Reporting Standards as issued by the international Accounting Standards Board
Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No	☑

FORWARD-LOOKING STATEMENTS
Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical or present facts or conditions.
This Annual Report and any other written or oral statements made by us or on our behalf may include forward-looking statements which reflect our current views with respect to future events and financial performance. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.
The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors and matters discussed elsewhere in this Annual Report, and in the documents incorporated by reference in this Annual Report, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to the offshore drilling market, including supply and demand, utilization rates, day rates, customer drilling programs, commodity prices, effects of new rigs on the market and effects of changes in oil and gas prices and the state of the global economy on market outlook for our various geographical operating sectors and classes of rigs, hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations, customer contracts, including contract backlog, contract commencements, contract terminations, contract option exercises, contract revenues, contract awards and rig mobilizations, newbuildings, upgrades, shipyard and other capital projects, including completion, delivery and commencement of operations dates, expected downtime and lost revenue, political and other uncertainties, including political unrest, risks of terrorist acts, war and civil disturbances, piracy, significant governmental influence over many aspects of local economies, seizure, nationalization or expropriation of property or equipment, repudiation, nullification, modification or renegotiation of contracts, limitations on insurance coverage, such as war risk coverage, in certain areas, foreign and U.S. monetary policy and foreign currency fluctuations and devaluations, the inability to repatriate income or capital, complications associated with repairing and replacing equipment in remote locations, import-export quotas, wage and price controls and imposition of trade barriers, regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activity, changing taxation policies and other forms of government regulation and economic conditions that are beyond our control, the level of expected capital expenditures,our expected financing of such capital expenditures and the timing and cost of completion of capital projects, our ability to successfully employ our drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow for our obligations, factors affecting our results of operations and cash flow from operations, including revenues and expenses, uses of excess cash, including debt retirement , timing and proceeds of asset sales, tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, including those associated with our activities in Bermuda, Norway, the United Kingdom, and the United States, legal and regulatory matters, including results and effects of legal proceedings, outcome and effects of internal and governmental investigations, customs and environmental matters, insurance matters, debt levels, effects of accounting changes and adoption of accounting policies, recruitment and retention of personnel , pension plan and other post retirement benefit plan contributions, the timing of severance payments and benefit payments, acquisitions and divestitures of businesses and assets and the execution of transactions to acquire and divest businesses and assets, and other important factors described from time to time in the reports filed by us with the Securities and Exchange Commission, or the Commission, and the New York Stock Exchange, or NYSE. We caution readers of this Annual Report not to place undue reliance on these forward-looking statements, which speak only as of their dates.  We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.	KEY INFORMATION
Throughout this report, all references to “we,” “our,” “us” and the “Company” refer to North Atlantic Drilling Ltd. and its subsidiaries. Unless otherwise indicated, all references to “U.S. dollars,” “USD,” “dollars,” “US$” and “$” in this annual report are to the lawful currency of the United States of America and references to “Norwegian Kroner” and “NOK” are to the lawful currency of Norway. References in this annual report to our common shares are adjusted to reflect the consolidation of our common shares through a one-for-five reverse stock split, which our board of directors made effective as of November 19, 2012.
A.    Selected Financial Data
The selected statement of operations and cash flow statement data of the Company with respect to the fiscal years ended December 31, 2013, 2012 and 2011 and the selected balance sheet data of the Company with respect to the fiscal years ended December 31, 2013 and 2012 have been derived from the Company's Consolidated and Combined Consolidated Carve-out Financial Statements included in Item 18 of this Annual Report, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.
The selected statement of operations and cash flow statement data for the fiscal year ended December 31, 2010 and the selected balance sheet data with respect to the fiscal years ended December 31, 2011 and 2010 have been derived from the audited Combined Consolidated Carve-out Financial Statements of the Company and are not included herein.
The following financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the notes thereto, which are included herein. Our financial statements are maintained in U.S. dollars. We refer you to the notes to our consolidated financial statements for a discussion of the basis on which our consolidated financial statements are presented.

(in millions of U.S. dollars except common share and per share data)	Year ended December 31,
	2013	2012	2011	2010
	Consolidated	Consolidated	Combined and Consolidated	Combined and Consolidated
Statement of Operations Data
Total operating revenues from continuing operations	1,324.3	1,044.7	938.0	874.7
Net operating income from continuing operations	360.6	404.1	402.0	391.7
Net income from continuing operations	235.6	181.7	246.7	290.9
Earnings per share, basic and diluted-continuing operations(1)	1.04	0.82	1.28	1.94
Dividends declared per share	0.905	0.900	0.375	—
Weighted average common shares outstanding, in millions	227.6	220.3	192.5	150.0

Balance Sheet Data (at end of period):
Cash and cash equivalents(2)	84.1	98.4	147.4	3.7
Drilling rigs	2,377.8	2,416.2	2,006.8	2,072.3
Newbuildings	312.9	248.7	572.2	119.0
Goodwill	480.6	480.6	480.6	480.6
Total assets	3,699.3	3,938.5	3,607.4	4,320.8
Interest bearing debt (including current portion)	2,447.9	2,452.5	2,626.7	1,480.0
Common share capital	1,138.1	1,138.1	988.1	—
Total shareholders’ equity	857.5	838.1	525.7	1,667.5

Other Financial Data:
Net cash provided by continuing operations	425.2	254.2	334.6	252.8
Net cash used in investing activities from continuing operations	(103.9)	(238.8)	(390.4)	(104.1)
Net cash (used in)/provided by financing activities from continuing operations	(334.0)	(64.6)	199.6	(240.7)
____________________

(1)
Basic and diluted earnings per share has been computed assuming the shares issued to Seadrill Limited (Seadrill) upon formation of the Company and as part of consideration for the North Atlantic Restructuring, amounting to 150,003,000 common shares, were outstanding for all periods presented.

(2)	Excludes restricted cash.

B.    Capitalization and Indebtedness
Not applicable.
C.    Reasons for the Offer and Use of Proceeds
Not applicable.
D.    Risk Factors
The following risks relate principally to the industry in which we operate and our business in general. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks occur, our business, financial condition, operating results and cash flows could be materially adversely affected and the trading price of our securities could decline.

Risk Factors Relating to Our Business
Our growth depends on the level of activity in the offshore oil and gas industry, which is significantly affected by, among other things, volatile oil and gas prices, and may be materially and adversely affected by a decline in the offshore oil and gas industry.
The offshore drilling industry is cyclical and volatile. Our growth strategy focuses on expansion in the offshore drilling sector, which depends on the level of activity in oil and gas exploration, development and production in offshore areas worldwide. The availability of quality drilling prospects, exploration success, relative production costs, the stage of reservoir development and political and regulatory environments affect customers’ drilling programs. Oil and gas prices and market expectations of potential changes in these prices also significantly affect this level of activity and demand for drilling rigs.
Oil and gas prices are extremely volatile and are affected by numerous factors beyond our control, including the following:

•	worldwide production and demand for oil and gas;

•	the cost of exploring for, developing, producing and delivering oil and gas;

•	expectations regarding future energy prices;

•	advances in exploration, development and production technology;

•	the ability of the Organization of Petroleum Exporting Countries, or OPEC, to set and maintain levels and pricing;

•	the level of production in non-OPEC countries;

•	government regulations, including restrictions on offshore transportation of oil and gas;

•	local and international political, economic and weather conditions;

•	domestic and foreign tax policies;

•	development and exploitation of alternative fuels and non-conventional hydrocarbon production;

•	the policies of various governments regarding exploration and development of their oil and gas reserves;

•	accidents, severe weather, natural disasters and other similar incidents relating to the oil and gas industry; and

•
the worldwide political and military environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East or other geographic areas or further acts of terrorism in the United States, or elsewhere.

Declines in oil and gas prices for an extended period of time, or market expectations of potential decreases in these prices, could negatively affect our future growth. Sustained periods of low oil and gas prices typically result in reduced exploration and drilling because oil and gas companies’ capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices. These changes in commodity prices can have a dramatic effect on rig demand, and periods of low demand can cause excess rig supply and intensify the competition in the industry, which often results in drilling rigs, particularly older and less technologically-advanced drilling rigs, being idle for long periods of time. We cannot predict the future level of demand for drilling rigs or future conditions of the oil and gas industry. Any decrease in exploration, development or production expenditures by oil and gas companies could reduce our revenues and materially harm our business, results of operations and cash available for distribution.
In addition to oil and gas prices, the offshore drilling industry is influenced by additional factors, including:

•	the availability of competing offshore drilling rigs;

•	the level of costs for associated offshore oilfield and construction services;

•	oil and gas transportation costs;

•	the level of rig operating costs, including crew and maintenance;

•	the discovery of new oil and gas reserves;

•	the political and military environment of oil and gas reserve jurisdictions; and

•	regulatory restrictions on offshore drilling.

Any of these factors could reduce demand for drilling rigs and adversely affect our business and results of operations.
An over-supply of drilling rigs may lead to a reduction in dayrates and therefore may materially impact our revenues and profitability.
During the recent period of high utilization and high dayrates, industry participants have increased the supply of drilling rigs by ordering new drilling rigs, particularly within the ultra-deepwater segment of the industry. Historically, this has resulted in an over-

supply of drilling rigs and has caused a subsequent decline in utilization and dayrates when the drilling rigs have entered the market, sometimes for extended periods of time until the new rigs have been absorbed into the active fleet. The worldwide fleet of ultra-deepwater drilling rigs consisted of 139 rigs (60 semi-submersibles and 79 drillships) as of March 18, 2014. An additional 27 semi-submersibles and 73 drillships are under construction or on order, which would bring the total ultra-deepwater fleet to 239 rigs.
Rigs operating in harsh environments, such as the North Sea, Barents Sea, West of Shetland, Greenland and other similar locations require specialized capabilities related to motion, wind resistance, insulation and heat tracing. As of March 18, 2014, 35 floaters were capable of operations in harsh environments with an additional 13 such harsh environment floaters under construction or on order.
A relatively large number of the drilling rigs currently under construction, including five harsh environment drilling rigs, have not been contracted for future work. This may intensify price competition as scheduled delivery dates occur and lead to a reduction in dayrates as the active fleet grows. Lower utilization and dayrates could adversely affect our revenues and profitability. Prolonged periods of low utilization and dayrates could also result in the recognition of impairment charges on our drilling rigs if future cash flow estimates, based on information available to management at the time, indicate that the carrying value of these drilling rigs may not be recoverable.
An economic downturn could have a material adverse effect on our revenue, profitability and financial position.
We depend on our customers’ willingness and ability to fund operating and capital expenditures to explore, develop and produce oil and gas, and to purchase drilling and related equipment. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. The world economy is currently facing a number of challenges. Concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for oil and natural gas and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and profitability, and may have a disproportionate impact on us because we currently operate exclusively offshore in Norway and the United Kingdom. This includes uncertainty surrounding the sovereign debt and credit crises in certain European countries and the continued economic slowdown in the Asia Pacific region, including Japan and China. In addition, turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries are adding to overall risk. An extended period of adverse development in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. Such changes could adversely affect our financial condition, results of operations and ability to pay dividends to our shareholders.
The current state of global financial markets and current economic conditions may adversely impact our ability to obtain additional financing on acceptable terms, which may hinder or prevent us from expanding our business or may otherwise negatively impact our business.
Global financial markets and economic conditions have been, and continue to be, volatile. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all. In addition, a majority of our financing facilities are provided by European banking institutions. If economic conditions in Europe preclude or limit additional financing from these banking institutions, we may not be able to obtain financing from other institutions on terms acceptable to us or at all, even if conditions outside Europe remain favorable for lending. Additional financing may not be available if needed and to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to expand our existing business, complete drilling rig acquisitions or otherwise take advantage of business opportunities as they arise.
Consolidation and governmental regulation of suppliers may increase the cost of obtaining supplies or restrict our ability to obtain needed supplies, which may have a material adverse effect on our results of operations and financial condition.
We rely on certain third parties to provide supplies and services necessary for our offshore drilling operations, including drilling equipment suppliers, caterers and machinery suppliers. The number of available suppliers is limited, resulting in fewer alternatives for sourcing key supplies. With respect to certain items, such as blow-out preventers, we are generally dependent upon the original equipment manufacturer for repair and replacement of the item or its spare parts. Such consolidation, combined with a high volume of drilling rigs under construction, may result in a shortage of supplies and services thereby increasing the cost of supplies and/or potentially inhibiting the ability of suppliers to deliver on time. For instance, several drilling companies, including Seadrill, experienced significant interruption of operations in early 2013 as a result of a defective batch of connector bolts procured by a supplier of blow-out prevention equipment, and the only source of approved replacement bolts was that same supplier. These cost increases or delays could have a material adverse effect on our results of operations and result in rig downtime, and delays in the repair and maintenance of our drilling rigs. Furthermore, many of our suppliers are U.S. companies or non-U.S. subsidiaries owned or controlled by U.S. companies, which means that in the event a U.S. supplier was debarred or otherwise restricted by the U.S. government from delivering products, our ability to supply and service our operations could be materially impacted. In addition, through regulation and permitting, certain foreign governments effectively restrict the number of suppliers and technicians available to supply and service our operations in those jurisdictions, which could materially impact our operations.
Governmental laws and regulations, including environmental laws and regulations, may add to our costs, expose us to liability or limit our drilling activity.
Our business in the offshore drilling industry is affected by laws and regulations relating to the energy industry and the environment in the geographic areas where we operate, including international conventions and treaties, and regional, national, state, and local laws and regulations (including those of the International Maritime Organization, European Union, the United Kingdom, and Norway). The offshore drilling industry is dependent on demand for services from the oil and gas exploration and production industry, and, accordingly, we are directly affected by the adoption of laws and regulations that, for economic, environmental or other policy reasons, curtail exploration and development drilling for oil and gas. Compliance with such laws, regulations and standards, where applicable, may require us to make significant capital expenditures, such as installation of costly equipment or operational changes, and may affect the resale value or useful lifetime of our rigs. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Further, our ability to compete in international offshore contract drilling markets may be limited by foreign governmental regulations that favor or require the awarding of contracts to local contractors or by regulations requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Governments in some countries are increasingly active in regulating and controlling the ownership of concessions, the exploration for oil and gas, and other aspects of the oil and gas industries. Offshore drilling in certain areas has been curtailed and, in certain cases, prohibited because of concerns over protection of the environment. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.
To the extent new laws are enacted or other governmental actions are taken that prohibit or restrict offshore drilling or impose additional environmental protection requirements that result in increased costs to the oil and gas industry, in general, or the offshore drilling industry, in particular, our business or prospects could be materially adversely affected. Environmental protection of arctic regions is a particularly sensitive issue in some countries, and may be subject to special additional new regulations. The operation of our drilling rigs will require certain governmental approvals. Depending on the jurisdiction, these governmental approvals may involve public hearings and costly undertakings on our part. We may not obtain such approvals or such approvals may not be obtained in a timely manner. If we fail to timely secure the necessary approvals or permits, our customers may have the right to terminate or seek to renegotiate their drilling contracts to our detriment. The amendment or modification of existing laws and regulations or the adoption of new laws and regulations curtailing or further regulating exploratory or development drilling and production of oil and gas could have a material adverse effect on our business, operating results or financial condition. Future earnings may be negatively affected by compliance with any such new legislation or regulations.
As an operator of mobile drilling rigs, we may be liable for damages and costs incurred in connection with spills of oil and other chemicals and substances related to our operations, and we may also be subject to significant fines in connection with spills. For example, an oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other international laws, as well as third-party damages, to the extent that the contractual indemnification provisions in our drilling contracts are not sufficient, or if our clients are unwilling or unable to contractually indemnify us from these risks. Additionally, we may not be able to obtain such indemnities in our future contracts and our clients may not have the financial capability to fulfill their contractual obligations to us. Also, these indemnities may be held to be unenforceable in certain jurisdictions, as a result of public policy or for other reasons. Laws and regulations protecting the environment have become more stringent in recent years, and may in some cases impose strict liability, rendering a person liable for environmental damage without regard to negligence. These laws and regulations may expose us to liability for the conduct of or conditions caused by others, or for acts that were in compliance with all applicable laws at the time when such acts were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on our financial position, results of operations or cash flows.
We may be subject to litigation that could have an adverse effect on our business and financial condition.
We are currently not involved in any litigation matters that are expected to have a material adverse effect on our business or financial condition. Nevertheless, we anticipate that we could be involved in litigation matters from time to time in the future. The operating hazards inherent in the offshore drilling business expose us to litigation, including personal injury litigation, environmental litigation, contractual litigation with clients, intellectual property litigation, tax or securities litigation, and maritime lawsuits including the possible arrest of our drilling rigs. We cannot predict with certainty the outcome or effect of any claim or other litigation matter. Any future litigation may have an adverse effect on our business, financial position, results of operations and its ability to pay dividends, because of potential negative outcomes, the costs associated with prosecuting or defending such lawsuits, and the diversion of management’s attention to these matters. See “Item 8. Consolidated Statements and Other Financial Information − A. Legal Proceedings.”

Our business and operations involve numerous operating hazards, and our insurance and indemnities from our customers may not be adequate to cover potential losses from our operations.
Our operations are subject to hazards inherent in the offshore drilling industry, such as blowouts, reservoir damage, loss of production, loss of well control, lost or stuck drill strings, equipment defects, punch-throughs, craterings, fires, explosions and pollution. Contract drilling requires the use of heavy equipment and exposure to hazardous conditions, which may subject us to liability claims by employees, customers and third parties. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations. Our offshore fleet is also subject to hazards inherent in marine operations, either while on-site or during mobilization, such as capsizing, sinking, grounding, collision, piracy, damage from severe weather and marine life infestations. Operations may also be suspended because of machinery breakdowns, abnormal drilling conditions, failure of subcontractors to perform or supply goods or services or personnel shortages. We customarily provide contract indemnity to our customers for claims that could be asserted by us relating to damage to or loss of our equipment, including rigs, and claims that could be asserted by us or our employees relating to personal injury or loss of life.
Damage to the environment could also result from our operations, particularly through spillage of hydrocarbons, fuel, lubricants or other chemicals and substances used in drilling operations, or extensive uncontrolled fires. We may also be subject to property damage, environmental indemnity and other claims by oil and gas companies. Our insurance policies and drilling contracts contain rights to indemnity that may not adequately cover our losses, and we do not have insurance coverage or rights to indemnity for all risks. Consistent with standard industry practice, our clients generally assume, and indemnify us against, well control and subsurface risks under day rate contracts. These are certain risks, including risks associated with the loss of control of a well (such as blowout, cratering, the cost to regain control of or re-drill the well and remediation of associated pollution), and our customers may be unable or unwilling to indemnify us against such risks. In addition, a court may decide that certain indemnities in our current or future contracts are not enforceable. In addition, pollution and environmental risks generally are not totally insurable. See “Item 4. Information on the Company−B.Business Overview-Risk of Loss and Insurance Coverage.”
If a significant accident or other event occurs that is not fully covered by our insurance or an enforceable or recoverable indemnity from a customer, the occurrence could adversely affect our financial position, results of operations or profitability. The amount of our insurance may also be less than the related impact on enterprise value after a loss. Our insurance coverage will not in all situations provide sufficient funds to protect us from all liabilities that could result from our drilling operations. Our coverage includes annual aggregate policy limits. As a result, we retain the risk for any losses in excess of these limits. Any such lack of reimbursement may cause us to incur substantial costs. In addition, we could decide to retain more risk in the future, resulting in higher risk of losses, which could be material, that are not covered by third-party insurance contracts. Moreover, we may not be able to maintain adequate insurance in the future at rates that we consider reasonable, or obtain insurance against certain risks.
The Deepwater Horizon oil spill in the U.S. Gulf of Mexico may result in more stringent laws and regulations governing offshore drilling, which could have a material adverse effect on our business, operating results or financial condition.
On April 20, 2010, there was an explosion and a related fire on the Deepwater Horizon, an ultra-deepwater semi-submersible drilling rig that is not connected to us, while it was servicing a well in the U.S. Gulf of Mexico. This catastrophic event resulted in the death of 11 workers and the total loss of that drilling rig, as well as the release of large amounts of oil into the U.S. Gulf of Mexico, impacting the environment and the region’s key industries. This event was investigated by several federal agencies, including the United States Department of Justice and by the United States Congress, and was also the subject of numerous lawsuits. On January 3, 2013, Transocean Deepwater Inc. agreed to plead guilty to violating the U.S. Clean Water Act and to pay $1.4 billion in civil and criminal fines and penalties for its conduct in relation to the incident. On May 30, 2010, the United States Department of the Interior issued a six-month moratorium on all deepwater drilling in the outer continental shelf regions of the U.S. Gulf of Mexico and the Pacific Ocean. On October 12, 2010, the United States government lifted the drilling moratorium, subject to compliance with enhanced safety requirements. All drilling in the U.S. Gulf of Mexico must comply with the Final Rule of Increased Safety Measures for Energy Development on the Outer Continental Shelf (Drilling Safety Rule), which took effect October 22, 2012, and the Workplace Safety Rule on Safety and Environmental Management Systems (SEMS), which was issued on October 15, 2010 and required SEMS programs to be in place on or before November 15, 2011. The SEMS II rule enhances the Workplace Safety Rule and supplements operators’ SEMS programs; it became effective on June 14, 2013 and requires compliance by June 4, 2014.
While we do not currently operate any of our drilling rigs in the U.S. Gulf of Mexico, these developments could have a substantial impact on the offshore oil and gas industry worldwide. Governmental investigations and proceedings may result in significant changes to existing laws and regulations and substantially stricter governmental regulation of our drilling rigs. For example, Norway’s Petroleum Safety Authority is assessing the results of the investigations into the Deepwater Horizon oil spill and issued a preliminary report of its recommendations in June 2011, and Oil & Gas United Kingdom has established the Oil Spill Prevention and Response Advisory Group, which issued its final report on industry practices in the United Kingdom in September 2011. In addition, BP plc, a company not affiliated with us and the rig operator of the Deepwater Horizon, has reached an agreement with the United States government to establish a claims fund of $20 billion, which far exceeds the $75 million strict liability limit set forth under the U.S. Oil Pollution Act of 1990. Amendments to existing laws and regulations or the adoption of new laws and regulations curtailing or further regulating exploratory or development drilling and production of oil and gas, may be highly restrictive and require costly compliance measures that could have a material adverse effect on our business, operating results or financial condition. Future earnings may be negatively affected by compliance with any such amended or new legislation or regulations.
Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
Due to concern over the risk of climate change, a number of countries and the United Nations’ International Maritime Organization, or IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. Currently, the emissions of greenhouse gases from ships involved in international transport are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. As of January 1, 2013, all ships (including rigs and drillships) must comply with mandatory requirements adopted by the IMO’s Maritime Environment Protection Committee, or the MEPC, in July 2011 relating to greenhouse gas emissions. These requirements could cause us to incur additional compliance costs. In addition, the European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels.
All ships are required to follow the Ship Energy Efficiency Management Plans, or SEEMP, and minimum energy efficiency levels per capacity mile, outlined in the Energy Efficiency Design Index, or EEDI, applies to all new ships. These requirements could cause us to incur additional compliance costs. The IMO is planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. In April 2013, the European Union Parliament rejected proposed changes to the European Union Emissions law regarding carbon trading. The measures would have limited the availability of permits that allow companies to emit greenhouse gases. The European Union is still considering an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, including drilling units, and in June 2013, the European Commission issued a memorandum recommending a “gradual approach” starting with a program to monitor, report and verify such greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from drilling units, such regulation of drilling units is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. In February 2014, the supreme Court heard oral arguments from a number of industry groups that oppose a lower court’s decision on EPA regulation of carbon emissions as too expansive but limited the scope of the argument.
Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our assets, and might also require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.
Additionally, adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business. See “Item 4. Information on the Company−B. Business Overview−Environmental and Other Regulations.”
The use of our drilling rigs may infringe the intellectual property rights of others.
The majority of the intellectual property rights relating to our drilling rigs and related equipment are owned by our suppliers. In the event that one of our suppliers becomes involved in a dispute over infringement of intellectual property rights relating to equipment owned by us, we may lose access to repair services, replacement parts, or could be required to cease use of some equipment. In addition, our competitors may assert claims for infringement of intellectual property rights related to certain equipment on our drilling rigs and we may be required to stop using such equipment and/or pay damages and royalties for the use of such equipment. The consequences of technology disputes involving our suppliers or competitors could adversely affect our financial results and operations. We have provisions in some of our supply contracts for suppliers to provide indemnity to us against intellectual property lawsuits. However, these suppliers may be unwilling or financially unable to honor their indemnity obligations, or the indemnities may not fully protect us from the adverse consequences of such technology disputes. We also have provisions in some of our client contracts to require the client to share some of these risks on a limited basis, but these provisions may not fully protect us from the adverse consequences of such technology disputes.

We must make significant capital and operating expenditures to maintain the operating capacity of our fleet, which will reduce cash available to pay dividends to shareholders.
We must make significant capital and operating expenditures to maintain and replace, over the long-term, the operating capacity of our fleet. Maintenance and replacement capital expenditures include capital expenditures for maintenance (including special classification surveys) and capital expenditures associated with modifying an existing drilling rig, including to upgrade its technology, acquiring a new drilling rig or otherwise replacing current drilling rigs at the end of their useful lives to the extent these expenditures are incurred to maintain or replace the operating capacity of our fleet. These expenditures could vary significantly from quarter to quarter, and from year to year, and could increase as a result of changes in:

•	the cost of labor and materials;

•	customer requirements;

•	fleet size;

•	the cost of replacement drilling rigs;

•	the cost of replacement parts for existing drilling rigs;

•	the geographic location of the drilling rigs;

•	length of drilling contracts;

•	governmental regulations and maritime self-regulatory organization and technical standards relating to safety, security or the environment; and

•	industry standards.

These capital and operating expenditures will reduce cash available to pay dividends to our shareholders, and any increases in our capital and operating expenditures will further reduce cash available to pay dividends to shareholders.
We may not be able to keep pace with the continual and rapid technological developments that characterize the market for our services, and our failure to do so may result in our loss of market share.
The market for our services is characterized by continual and rapid technological developments that have resulted in, and will likely continue to result in, substantial improvements in equipment functions and performance. As a result, our future success and profitability will be dependent in part upon our ability to keep pace with technological developments. If we are not successful in acquiring new equipment or upgrading our existing equipment in a timely and cost-effective manner in response to technological developments or changes in standards in our industry, we could lose business and profits. In addition, current competitors or new market entrants may develop new technologies, services or standards that could render some of our services or equipment obsolete, which could have a material adverse effect on our operations.
In addition, we currently operate exclusively in Norway and in the United Kingdom, and have secured only one contract for work in another country (Russia) which is expected to commence operations in the third quarter of 2014. If we are unable to expand our operations and pursue harsh environment drilling operations in other locations in the North Atlantic Region, it could have a material adverse effect on our operations.
The market value of our current drilling rigs and those we acquire in the future may decrease, which could cause us to record impairment losses, or incur realized losses if we decide to sell them following a decline in their market values.
If the offshore contract drilling industry suffers adverse developments in the future, the fair market value of our drilling rigs may decline. The fair market value of the drilling rigs that we currently own, or may acquire in the future, may increase or decrease depending on a number of factors, including:

•	general economic and market conditions affecting the offshore contract drilling industry, including competition from other offshore contract drilling companies;

•	types, sizes and ages of drilling rigs;

•	supply and demand for drilling rigs;

•	costs of newbuildings;

•	prevailing level of drilling services contract dayrates;

•	governmental or other regulations; and

•	technological advances.

Additionally, if we sell one or more of our drilling rigs at a time when drilling rig prices have fallen and before we have recorded an impairment adjustment to our consolidated financial statements, the sale price may be less than the drilling rig’s carrying value on our consolidated financial statements, resulting in a loss and a reduction in earnings. Furthermore, if drilling rig values fall significantly, we may have to record an impairment adjustment in our financial statements, which could adversely affect our financial results and condition.
Risks Relating to Our Company
The amount of our debt could limit our liquidity and flexibility in obtaining additional financing and in pursuing other business opportunities.
As of December 31, 2013, we had approximately $2.4 billion in interest bearing debt. Our current indebtedness and future indebtedness that we may incur could affect our future operations, as a portion of our cash flow from operations will be dedicated to the payment of interest and principal on such debt and will not be available for other purposes. Covenants contained in our debt agreements require us to meet certain financial tests, which may affect our flexibility in planning for, and reacting to, changes in our business or economic conditions, limit our ability to dispose of assets or place restrictions on the use of proceeds from such dispositions, withstand current or future economic or industry downturns and compete with others in our industry for strategic opportunities, and limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes and our ability to distribute dividends to our shareholders. Our ability to meet our debt service obligations and to fund planned expenditures, including construction costs for our newbuilding projects, will be dependent upon our future performance, which will be subject to prevailing economic conditions, industry cycles and financial, business, regulatory and other factors affecting our operations, many of which are beyond our control. Our future cash flows may be insufficient to meet all of our debt obligations and contractual commitments, and any insufficiency could negatively impact our business. To the extent that we are unable to repay our indebtedness as it becomes due or at maturity, we may need to refinance our debt, raise new debt, sell assets or repay the debt with the proceeds from equity offerings.
If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing dividends to shareholders, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our consolidated debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.
Furthermore, our debt financing agreements contain cross-default clauses which are linked to our other indebtedness. In the event of a default by one of our subsidiaries under one of its debt or other agreements, we could be adversely affected by the cross-default clauses, even if such default is cured.
We may be unable to comply with covenants in our credit facilities or any future financial obligations that impose operating and financial restrictions on us.
Our credit facilities impose, and future financial obligations may impose, operating and financial restrictions on us. These restrictions may prohibit or otherwise limit our ability to, among other things:

•	enter into other financing arrangements;

•	incur additional indebtedness;

•	create or permit liens on our assets;

•	sell our drilling rigs or the shares of our subsidiaries;

•	make investments;

•	change the general nature of our business;

•	pay dividends to our shareholders;

•	change the management and/or ownership of the drilling rigs;

•	make capital expenditures; and

•	compete effectively to the extent our competitors are subject to less onerous restrictions.

For more information, see “Item 5. Operating Financial Review and Prospects−B. Liquidity and Capital Resources.”
Our ability to comply with the restrictions and covenants, including financial ratios and tests, contained in our financing agreements is dependent on our future performance and may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If the market value of any of our drilling rigs declines, or if market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are unable to comply with the restrictions and covenants in the agreements governing our indebtedness or in current or future debt financing agreements, there could be a default under the terms of those agreements. If a default occurs under these agreements, lenders could terminate their commitments to lend and/or accelerate the outstanding loans and declare all amounts borrowed due and payable. We pledge our drilling rigs as security for our indebtedness. If our lenders were to foreclose on our drilling rigs in the event of a default, this may adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. In addition, all of our loan agreements contain cross-default provisions, meaning that if we are in default under one of our loan agreements, amounts outstanding under our other loan agreements may also be accelerated and become due and payable. If any of these events occur, our assets may be insufficient to repay in full all of our outstanding indebtedness, and we may be unable to find alternative financing. Even if we could obtain alternative financing, that financing might not be on terms that we find are favorable or acceptable. Any of these events would adversely affect our ability to pay dividends to our shareholders and cause a decline in the market price of our common shares. See “Item 5. Operating Financial Review and Prospects−B. Liquidity and Capital Resources.”
Failure to comply with covenants and other provisions in our existing or future debt agreements, including the senior unsecured notes, could result in cross-defaults under our existing debt agreements, which would have a material adverse effect on us.
Our existing debt agreements and future debt agreements contain cross-default provisions that may be triggered if we default under the terms of our existing or future financing agreements. See “Item 5. Operating Financial Review and Prospects−B. Liquidity and Capital Resources.” In the event of a default by us under one of our debt agreements, the lenders under our existing debt agreements could determine that we are in default under our other financing agreements. This could result in the acceleration of the maturity of such debt under these agreements and the lenders thereunder may foreclose upon any collateral securing that debt, including our drilling rigs, even if we were to subsequently cure such default. In the event of such acceleration and foreclosure, we might not have sufficient funds or other assets to satisfy all of our obligations, which would have a material adverse effect on our business, results of operations and financial condition and would significantly reduce our ability, or make us unable, to pay dividends to our shareholders for so long as such default is continuing. In addition, we are subject to certain financial and restrictive covenants contained in the indenture relating to the $600 Million 6.25% Senior Unsecured Notes due 2019, among other things, restrict our ability to pay dividends, incur indebtedness, incur liens, and make certain investments. In addition, the indenture governing the senior unsecured notes contains other customary terms, including certain events of default, upon the occurrence of which, the notes may be declared immediately due and payable. Additionally, we are a “restricted subsidiary” under the indentures relating to Seadrill’s $1,000 million 5 5/8% Senior Notes due 2017 and $500 million 6 1/8% Senior Notes due 2020. While we are not a guarantor of the notes or a party to the indentures thereto, Seadrill has agreed to cause us to comport with the restrictions on “restricted subsidiaries” contained in the indentures. Accordingly, Seadrill may use its influence over us to restrict our ability, among other things, to incur additional debt, pay dividends or issue guarantees, if Seadrill is required to do so under the terms of the indentures for the notes. We also consolidate SFL Linus Ltd. into our financial statements as a variable interest entity, or VIE. SFL Linus Ltd. is a subsidiary of Ship Finance International Ltd, or Ship Finance, that owns the West Linus. To the extent that SFL Linus Ltd. defaults under its indebtedness and is marked current in its financial statements, we would in turn mark such indebtedness current in our consolidated financial statements. The characterization of the indebtedness in our financial statements as current may adversely impact our compliance with the covenants contained in our existing and future debt agreements.
Restrictions in our debt agreements may prevent us from paying dividends to our shareholders.
The payment of principal and interest on our debt will reduce cash available for the payment of dividends to our shareholders. In addition, our current debt agreements contain provisions that, upon the occurrence of certain events, permit lenders to terminate their commitments and/or accelerate the outstanding loans and declare all amounts due and payable, which may prevent us from paying dividends to our shareholders. These events include, among others:

•	a failure to pay any principal, interest, fees, expenses or other amounts when due;

•	a violation of covenants requiring us to maintain certain levels of insurance coverage, minimum liquidity levels, minimum interest coverage ratios and minimum current ratios;

•	a default under any other provision of the financing agreement, as well as a default under any provision of related security documents;

•	a material breach of any representation or warranty contained in the applicable financing agreement;

•	a default under other indebtedness;

•	a failure to comply with a final legal judgment from a court of competent jurisdiction;

•	a bankruptcy or insolvency event;

•	a suspension or cessation of our business;

•
the destruction or abandonment of our assets, or the seizure or appropriation thereof by any governmental, regulatory or other authority if the lenders determine such occurrence could have a material adverse effect on our business or our ability to satisfy our obligations under or otherwise comply with the applicable financing agreement;

•	the invalidity, unlawfulness or repudiation of any financing agreement or related security document;

•	an enforcement of any liens or other encumbrances covering our assets; and

•
the occurrence of certain other events that the lenders believe is likely to have a material adverse effect on our business or our ability to satisfy our obligations under or otherwise comply with the applicable financing agreement.

We expect that our future financing agreements will contain similar provisions. For more information regarding these financing agreements, see “Item 5. Operating Financial Review and Prospects−B. Liquidity and Capital Resources.”
We are a holding company, and depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.
We are a holding company, and our subsidiaries, which are all directly and indirectly wholly-owned by us, conduct all of our operations and own all of our operating assets. As a result, our ability to satisfy our financial obligations and to pay dividends to our shareholders depends on the ability of our subsidiaries to generate profits available for distribution to us and, to the extent that they are unable to generate profits, we will be unable to pay dividends to our shareholders.
Any limitation in the availability or operation of our nine drilling rigs could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce our ability to pay dividends to shareholders.
Our fleet currently consists of five harsh environment semi-submersibles, one harsh environment deepwater drillship, and three harsh environment jack-up rigs, including contracts for the construction of one harsh environment semi-submersible rig. If any of our drilling rigs are unable to generate revenues as a result of the expiration or termination of its drilling contracts or sustained periods of downtime, our results of operations and financial condition could be materially adversely affected.
Some of our customers have the right to terminate their drilling contracts without cause upon the payment of an early termination fee. The general principle is that such early termination fee shall compensate us for lost revenues less operating expenses for the remaining contract period, however, in some cases, such payments may not fully compensate us for the loss of the drilling contract. Under certain circumstances our contracts may permit customers to terminate contracts early without the payment of any termination fees as a result of non-performance, total loss of the rigs, extended periods of downtime or impaired performance caused by equipment or operational issues, or sustained periods of downtime due to force majeure events beyond our control. During periods of challenging market conditions, we may be subject to an increased risk of our clients seeking to repudiate their contracts, including through claims of non-performance. Our customers’ ability to perform their obligations under their drilling contracts may also be negatively impacted by the prevailing uncertainty surrounding the development of the world economy and the credit markets. If a customer cancels its contract and we are unable to secure a new contract on a timely basis and on substantially similar terms, or if a contract is suspended for an extended period of time or if a contract is renegotiated on different terms, it could adversely affect our business, results of operations and financial condition and may reduce the amount of cash we have available to pay dividends to our shareholders. For more information regarding the termination provisions of our drilling contracts, see “Item 4. Information on the Company-B. Business Overview-Drilling Contracts.”
We currently derive all of our revenue from six customers, and the loss of any of these customers could result in a significant loss of revenues and cash flow.
We currently derive all of our revenues and cash flow from six customers, including upcoming work with Conoco and Centrica. For year ending December 31, 2013, Statoil accounted for 57%, Shell accounted for 14%, ExxonMobil accounted for 12% and Total accounted for 13% of our total revenues. For the year ended December 31, 2012, Statoil accounted for 46%, Shell accounted for 17%, Total accounted for 16% and BG Norge Limited accounted for 13% of our total revenues. All of our drilling contracts have fixed terms, but may be terminated early due to certain events or we may be unable to realize revenue under such contracts in the event of unanticipated developments, such as the deterioration in the general business or financial condition of a customer, resulting in its inability to meet its obligations under our contracts.
If any of our drilling contracts are terminated, we may be unable to re-deploy the drilling rig subject to such terminated contract on terms as favorable to us as our current drilling contracts. This may cause us to receive decreased revenues and cash flows than we would have otherwise earned. The loss of any customers, drilling contracts or drilling rigs, or a decline in payments under any of our drilling contracts, could have a material adverse effect on our business, results of operations, financial condition and ability to pay dividends to our shareholders.
In addition, our drilling contracts subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the offshore drilling industry, prevailing prices for oil and gas, the overall financial condition of the counterparty, the dayrates received for specific types of drilling rigs and the level of expenses necessary to maintain drilling activities. In addition, in depressed market conditions, our customers may no longer need a drilling rig that is currently under contract or may be able to obtain a comparable drilling rig at a lower dayrate. Should a counterparty fail to honor its obligations under an agreement with us, we could sustain losses, which could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends to our shareholders.
The failure to consummate or integrate acquisitions in a timely and cost-effective manner could have an adverse effect on our financial condition and results of operations.
We believe that acquisition opportunities may arise from time to time, and any such acquisition could be significant. Any acquisition could involve the payment by us of a substantial amount of cash, the incurrence of a substantial amount of debt or the issuance of a substantial amount of equity. Certain acquisition and investment opportunities may not result in the consummation of a transaction. In addition, we may not be able to obtain acceptable terms for the required financing for any such acquisition or investment that arises. We cannot predict the effect, if any, that any announcement or consummation of an acquisition would have on the trading price of our common shares. Our future acquisitions could present a number of risks, including the risk of incorrect assumptions regarding the future results of acquired operations or assets or expected cost reductions or other synergies expected to be realized as a result of acquiring operations or assets, the risk of failing to successfully and timely integrate the operations or management of any acquired businesses or assets and the risk of diverting management’s attention from existing operations or other priorities. We may also be subject to additional costs related to compliance with various international laws in connection with such acquisitions. If we fail to consummate and integrate our acquisitions in a timely and cost-effective manner, our financial condition, results of operations and ability to pay dividends to our shareholders could be adversely affected.
We depend on certain affiliates of Seadrill, including Seadrill Management, to assist us in operating and expanding our business.
Our ability to enter into new drilling contracts and expand our customer and supplier relationships will depend largely on our ability to leverage our relationship with Seadrill and its reputation and relationships in the offshore drilling industry. If Seadrill suffers material damage to its reputation or relationships, it may harm our ability to:

•	renew existing drilling contracts upon their expiration;

•	obtain new drilling contracts;

•	efficiently and productively carry out our drilling activities;

•	successfully interact with shipyards;

•	obtain financing and maintain insurance on commercially acceptable terms; or

•	maintain satisfactory relationships with suppliers and other third parties.

Pursuant to the Services Agreement, Seadrill Management provides us with treasury and financial advisory services, insurance placement and building supervisory services. We also receive corporate, secretarial and certain other administrative services relating to the jurisdiction of Bermuda from Frontline Management under the Services Agreement with Seadrill Management. In addition, pursuant to our Cooperation Agreement with Seadrill, we have the right of first refusal to participate in any business opportunity identified by Seadrill for drilling activities in the North Atlantic Region and have provided Seadrill with a right of first refusal to participate in any business opportunity identified by us for drilling activities outside of the North Atlantic Region. Our operational success and ability to execute our growth strategy will depend significantly upon the satisfactory performance of these agreements. Our business will be harmed if Seadrill and its affiliates fail to perform satisfactorily under these agreements, if they cancel their agreements with us or if they stop providing these services to us. “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions.”
In addition, during 2013 Seadrill participated in negotiations with a potential strategic partner to reduce its shareholding in us to a minority interest. If Seadrill were to reduce its ownership in us to a minority interest, we can provide no assurance that Seadrill would continue to provide support and management services to us, and we can provide no assurance that we would be able to replace Seadrill’s support and services with the support and services of a third party that would be of the same quality or at the same cost. On October 11, 2013, Seadrill announced that it had decided to put these discussions on hold.
Newbuilding projects are subject to risks that could cause delays or cost overruns.
We have entered into a construction contract for one semi-submersible, the West Rigel, and one jack-up The West Rigel has contractual commitments of $454 million, when including project management, operation preparations, and variation orders, the total purchase price is $720 million of which we have paid $150 million as of December 31, 2013. The West Rigel is scheduled to be delivered to us in the second quarter of 2015. For the West Rigel we will need to secure additional financing for the remaining yard installment, which will be due upon delivery.

Our entry into new credit facilities and access to the public and private debt capital markets are subject to significant conditions, including without limitation, the negotiation and execution of definitive documentation, as well as credit and debt market conditions, and we cannot assure you that we will be able to obtain such financing on terms acceptable to us or at all.
In addition, newbuilding construction projects are subject to risks of delay or cost overruns inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that rig. We have not yet secured a drilling contract for the West Rigel and failure to secure a drilling contract could adversely affect our financial position. New drilling rigs may experience start-up difficulties following delivery or other unexpected operational problems that could result in uncompensated downtime, which also could adversely affect our financial position, results of operations and cash flows or the cancellation or termination of drilling contracts.
Our drilling contracts may not permit us to fully recoup our cost increases in the event of a rise in expenses.
Our drilling contracts have dayrates that are fixed over the contract term. In order to mitigate the effects of inflation on revenues from these term contracts, all of our drilling contracts include escalation provisions. These provisions allow us to adjust the dayrates based on certain published indices. These indices are designed to recompense us for certain cost increases, including wages, insurance and maintenance costs. However, actual cost increases may result from events or conditions that do not cause correlative changes to the applicable indices. Furthermore, certain indices are updated semi-annually, and therefore may be outdated at the time of adjustment. In addition, the adjustments are normally performed on a semi-annual or annual basis. For these reasons, the timing and amount received as a result of the adjustments may differ from the timing and amount of expenditures associated with actual cost increases, which could adversely affect our cash flow and ability to pay dividends to our shareholders.
An increase in operating and maintenance costs could materially and adversely affect our financial performance.
Our operating expenses and maintenance costs depend on a variety of factors including crew costs, provisions, equipment, insurance, maintenance and repairs and shipyard costs, many of which are beyond our control and affect the entire offshore drilling industry. During periods after which a rig becomes idle, we may decide to “warm stack” the rig, which means the rig is kept fully operational and ready for redeployment, and maintains most of its crew. As a result, our operating expenses during a warm stacking will not be substantially different than those we would incur if the rig remained active. We may also decide to “cold stack” the rig, which the means the rig is stored in a harbor, shipyard or a designated offshore area, and the crew is assigned to an active rig or dismissed. However, reductions in costs following the decision to cold stack a rig may not be immediate, as a portion of the crew may be required to prepare the rig for such storage. Moreover, as our drilling rigs are mobilized from one geographic location to another, the labor and other operating and maintenance costs can vary significantly. Operating and maintenance costs will not necessarily fluctuate in proportion to changes in operating revenues. Operating revenues may fluctuate as a function of changes in supply of offshore drilling rigs and demand for contract drilling services, which in turn, affect dayrates, and the economic utilization and performance of our fleet of drilling rigs. However, operating costs are generally related to the number of drilling rigs in operation and the cost level in each country or region where such drilling rigs are located. In addition, equipment maintenance costs fluctuate depending upon the type of activity that the drilling rig is performing and the age and condition of the equipment. Escalation provisions contained in our drilling contracts may not be adequate to substantially mitigate these increased operating and maintenance costs. In connection with new assignments, we might incur expenses relating to preparation for operations under a new contract. The expenses may vary based on the scope and length of such required preparations and the duration of the contractual period over which such expenditures are amortized. In situations where our drilling rigs incur idle time between assignments, the opportunity to reduce the size of our crews on those drilling rigs is limited as the crews will be engaged in preparing the drilling rig for its next contract. When a drilling rig faces longer idle periods, reductions in costs may not be immediate as some of the crew may be required to prepare drilling rigs for stacking and maintenance in the stacking period. Should drilling rigs be idle for a longer period, we may not be successful in redeploying crew members, who are not required to maintain the drilling rigs, and therefore may not be successful in reducing our costs in such cases.
We may not be able to renew or obtain new and favorable contracts for drilling rigs whose contracts are expiring or are terminated, which could adversely affect our revenues and profitability.
Our ability to renew expiring contracts or obtain new contracts will depend on the prevailing market conditions at the time. If we are not able to obtain new contracts in direct continuation with existing contracts, or if new contracts are entered into at dayrates substantially below the existing dayrates or on terms otherwise less favorable compared to existing contracts terms, our revenues and profitability could be adversely affected.

The offshore drilling markets in which we compete experience fluctuations in the demand for drilling services, as measured by the level of exploration and development expenditures and supply of capable drilling equipment. The existing drilling contracts for our drilling rigs currently employed are scheduled to expire from August 2014 to April 2019. Upon the expiration or termination of their current contracts, we may not be able to obtain contracts for our drilling rigs currently employed and there may be a gap in employment of the rigs between current contracts and subsequent contracts. In particular, if oil and gas prices are low, or it is expected that such prices will decrease in the future, at a time when we are seeking to arrange contracts for our drilling rigs, we may not be able to obtain drilling contracts at attractive dayrates or at all.
If the dayrates which we receive for the reemployment of our current drilling rigs are less favorable, we will recognize less revenue from their operations. Our ability to meet our cash flow obligations will depend on our ability to consistently secure drilling contracts for our drilling rigs at sufficiently high dayrates. We cannot predict the future level of demand for our services or future conditions in the oil and gas industry. If oil and gas companies do not continue to increase exploration, development and production expenditures, we may have difficulty securing drilling contracts, or we may be forced to enter into contracts at unattractive dayrates, which would adversely affect our ability to pay dividends to our shareholders.
Our future contracted revenue for our fleet of drilling rigs may not be ultimately realized.
As of December 31, 2013, the future contracted revenue for our fleet of drilling rigs, or contract drilling backlog, was approximately $2.6 billion under firm commitments. We may not be able to perform under these contracts due to events beyond our control, and our customers may seek to cancel or renegotiate our contracts for various reasons, including those described under “-Certain work stoppages or maintenance or repair work may cause our customers to suspend or reduce payment of dayrates until operation of the respective drilling rig is resumed, which may lead to termination or renegotiation of the drilling contract.” Our inability, or the inability of our customers, to perform under the respective contractual obligations may have a material adverse effect on our financial position, results of operations and cash flows.
Competition within the offshore drilling industry may adversely affect us.
The offshore drilling industry is highly competitive and fragmented and includes several large companies, including Seadrill, that may compete in the markets we serve, as well as smaller companies. Offshore drilling contracts are generally awarded on a competitive bid basis or through privately negotiated transactions. In determining which qualified drilling contractor is awarded a contract, the key factors are pricing, rig availability, rig location, condition and integrity of equipment, its record of operating efficiency, including high operating uptime, technical specifications, safety performance record, crew experience, reputation, industry standing and client relations. Our operations may be adversely affected if our current competitors or new market entrants introduce new drilling rigs with better features, performance, price or other characteristics in comparison to our drilling rigs, or expand into service areas where we operate. In addition, mergers among oil and gas exploration and production companies have reduced, and may from time to time further reduce, the number of available customers, which would increase the ability of potential customers to achieve pricing terms favorable to them. Competitive pressures or other factors may also result in significant price competition, particularly during industry downturns, which could have a material adverse effect on our financial position, results of operations, cash flows and ability to pay dividends to our shareholders.
Currently, we operate exclusively offshore Norway and the United Kingdom, which have fields that are considered in the industry to be “mature” and as a result, overall activity may decline faster than anticipated.
Currently, we operate exclusively offshore Norway and the United Kingdom, and have secured only one contract for future operations outside those countries. Norway and the United Kingdom have fields that are considered in the industry to be “mature” and as a result, the overall activity in such fields may decline faster than anticipated. There are increased costs associated with retiring old North Sea oil and gas installations, which may threaten to slow the development of the region’s remaining resources. We will rely on work for our drilling rigs being available in Norway or in the United Kingdom, or alternatively, expand our area of operations, to be able to secure new contracts for our drilling rigs when the existing drilling contracts expire.
Our future growth depends on the level of oil and gas activity in the North Atlantic Region and our ability to operate outside of Norway and the United Kingdom.
Our future growth will depend significantly on the future level of oil and gas activity in the North Atlantic Region and our ability to expand into North Atlantic Region markets outside of Norway and the United Kingdom. Currently, we have only one contract for future work outside those countries, in Russia, which is expected to commence operations in the third quarter of 2014. Expansion of our business outside these two markets depends on our ability to operate in other areas of the North Atlantic Region. Any such expansion may be adversely affected by local regulations requiring us to award contracts to local operators and the number and location of new drilling concessions granted by foreign governments. Restrictions or requirements that may be imposed in the countries in which we operate could have a material adverse effect on our financial position, results of operations or cash flows. If we are unable to expand our operations within the geographic area where we currently operate, or gain contracts in the North Atlantic Region markets outside of

Norway and the United Kingdom, our future business, financial condition and results of operations may be adversely affected, and our operations may not grow.
In order to execute our growth plan, we may require additional capital in the future, which may not be available to us.
Our business is capital intensive and, to the extent we do not generate sufficient cash from operations, we may need to raise additional funds through public or private debt or equity financings to grow our business and to fund capital expenditures. Adequate sources of capital funding may not be available when needed or may not be available on favorable terms. If we raise additional funds by issuing additional equity securities, dilution to the holdings of existing shareholders may result. In addition, although Seadrill has historically provided us with significant financial resources, Seadrill may diminish or cease providing such financial resources in the future. If funding is insufficient at any time in the future, we may be unable to fund maintenance requirements and acquisitions, take advantage of business opportunities or respond to competitive pressures, any of which could adversely impact on our financial condition and results of operations.
Fluctuations in exchange rates and non-convertibility of currencies could result in losses to us.
As a result of our international operations, we are exposed to fluctuations in foreign exchange rates due to parts of our revenues being received and operating expenses paid in currencies other than U.S. dollars. Currently, such currencies include the Norwegian Kroner and the Pound Sterling. Accordingly, we may experience currency exchange losses if we have not fully hedged our exposure to a foreign currency. See “Risk Management and Financial Instruments” under Note 25 to our consolidated financial statements for the years ended December 31, 2013 and 2012, respectively, for details of our financial instruments. Certain countries where we do not currently operate, such as Russia, have placed certain controls over currency exchange and the repatriation of income or capital. To the extent that we undertake future operations in such countries or similar laws are enacted in the countries where we operate, we may be unable to collect revenues earned in such countries.
Interest rate fluctuations could affect our earnings and cash flow.
In order to finance our growth we have incurred significant amounts of debt. As of March 18, 2014, with the exception of the $600 Million 6.25% Senior Unsecured Notes due 2019 (issued in January 2014), our debt arrangements have floating interest rates. As such, significant movements in interest rates could have an adverse effect on our earnings and cash flow. In order to manage our exposure to interest rate fluctuations, we use interest rate swaps to effectively fix a part of our floating rate debt obligations. The principal amount covered by interest rate swaps is evaluated continuously and determined based on our debt level, our expectations regarding future interest rates, our contract backlog and our overall financial risk exposure. As of December 31, 2013, our net effective exposure to interest rate fluctuations on our outstanding debt was $348.3 million, and an increase or decrease in short-term interest rates of one percentage point would increase or decrease our net effective interest expense by approximately $3.5 million on an annual basis. For more information regarding our debt arrangements, see “Item 5. Operating Financial Review and Prospects−B. Liquidity and Capital Resources” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”
If our drilling rigs fail to maintain their class certification or fail any required survey, that drilling rig would be unable to operate, thereby reducing our revenues and profitability.
Every offshore drilling rig is a registered marine vessel and must be “classed” by a classification society. The classification society certifies that the drilling rig is “in-class,” signifying that such drilling rig has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the drilling rig’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned. Our drilling rigs are certified as being “in class” by Det Norske Veritas, or DNV, and the relevant national authorities in the countries where our drilling rigs operate. If any drilling rig does not maintain its class and/or fails any periodical survey or special survey, the drilling rig will be unable to carry on operations and will be unemployable and uninsurable, which could cause us to be in violation of certain covenants in our credit facilities. Any such inability to carry on operations or be employed, could have a material adverse impact on our financial condition, results of operations, and ability to pay dividends to our shareholders.
Certain work stoppages or maintenance or repair work may cause our customers to suspend or reduce payment of dayrates until operation of the respective drilling rig is resumed, which may lead to termination or renegotiation of the drilling contract.
Compensation under our drilling contracts is based on daily performance and/or availability of each drilling rig in accordance with the requirements specified in the applicable drilling contract. For instance, when our drilling rigs are idle, but available for operation, our customers are generally entitled to pay a waiting rate lower than the operational rate.
Several factors could cause an interruption of operations, including:

•	breakdowns of equipment and other unforeseen engineering problems;

•	failure by our employees or contractors to operate critical equipment on the drilling rigs;

•	work stoppages, including labor strikes;

•	shortages of material and skilled labor;

•	delays in repairs by suppliers;

•	surveys by government and maritime authorities;

•	periodic classification surveys;

•	severe weather, strong ocean currents or harsh operating conditions; and

•	force majeure events.

In addition, if our drilling rigs are taken out of service for maintenance and repair for a period of time exceeding the scheduled maintenance periods set forth in our drilling contracts, we will not be entitled to payment of dayrates until the relevant rig is available for deployment. If the interruption of operations were to exceed a determined period due to an event of force majeure, our customers have the right to pay a rate (the “force majeure rate”) that is normally significantly lower than the waiting rate for a period of time, and, thereafter, may terminate the drilling contracts related to the subject rig. For more details on our drilling contracts, see “Item 4. Information on the Company−B. Business Overview−Drilling Contracts.” Suspension of drilling contract payments, prolonged payment of reduced rates or termination of any drilling contract agreements as a result of an interruption of operations as described herein could materially adversely affect our financial condition, results of operations and ability to pay dividends to our shareholders.
Failure to obtain or retain highly skilled personnel could adversely affect our operations.
We require highly skilled personnel to operate and provide technical services and support for our business. Competition for skilled and other labor required for our drilling operations has increased in recent years as the number of drilling rigs activated or added to worldwide fleets has increased. If this expansion continues and is coupled with improved demand for drilling services in general, shortages of qualified personnel could further create and intensify upward pressure on wages and make it more difficult for us to staff and service our drilling rigs. Such developments could adversely affect our financial results and cash flow. Furthermore, as a result of any increased competition for people and risk for higher turnover, we may experience a reduction in the experience level of our personnel, which could lead to higher downtime and more operating incidents.
Our labor costs and the operating restrictions that apply to us could increase as a result of collective bargaining negotiations and changes in labor laws and regulations.
The majority of our employees are represented by collective bargaining agreements, mainly in Norway and the U.K. As part of the legal obligations, we are required to contribute certain amounts to retirement funds and pension plans and are restricted in our ability to dismiss employees. In addition, many of these represented individuals are working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel costs, other increased costs or increased operating restrictions that could adversely affect our financial performance.
Failure to comply with the United States Foreign Corrupt Practices Act or the UK Bribery Act could result in fines, criminal penalties, drilling contract terminations and an adverse effect on our business.
While we operate our drilling rigs offshore Norway and the United Kingdom, our business with national oil companies, as well as state or government owned shipbuilding enterprises and financing agencies may put us in contact with persons who may be considered “foreign officials” under the Foreign Corrupt Practices Act, or FCPA. We are subject to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of anti-corruption laws. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and such violations or allegations of such violations might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.
In order to effectively compete in some foreign jurisdictions, we may utilize local agents and/or establish entities with local operators or strategic partners. All of these activities may involve interaction by our agents with government officials. Even though some of our agents and partners may not themselves be subject to the FCPA, the UK Bribery Act or other anti-bribery laws to which we may be subject, if our agents or partners make improper payments to government officials or other persons in connection with engagements or partnerships with us, we could be investigated and potentially found liable for violation of such anti-bribery laws and could incur civil and criminal penalties and other sanctions, which could have a material adverse effect on our business and results of operation.

If our drilling units are located in countries that are subject to economic sanctions or other operating restrictions imposed by the U.S. or other governments, our reputation and the market for our common stock could be adversely affected.
Certain of our customers or other parties that we have entered into contracts with may be affiliated with persons or entities that are the subject of sanctions imposed by the United States, the European Union and / or other international bodies as a result of the annexation of Crimea by Russia in 2014. If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm. In addition, various U.S. sanctions have certain extraterritorial effects that need to be considered by non U.S. companies. Moreover, any U.S. persons who serve as officers, directors or employees of our subsidiaries would be fully subject to U.S. sanctions. It should also be noted that other governments are more frequently implementing versions of U.S. sanctions. We do not currently have any drilling contracts or plans to initiate any drilling contracts involving operations in countries or with government controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism. However, from time to time, we may enter into drilling contracts with countries or government-controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism where entering into such contracts would not violate U.S. law, or may enter into drilling contracts involving operations in countries or with government-controlled entities that are subject to sanctions and embargoes imposed by the U.S government and/or identified by the U.S. government as state sponsors of terrorism. However, this could negatively affect our ability to obtain investors. In some cases, U.S. investors would be prohibited from investing in an arrangement in which the proceeds could directly or indirectly be transferred to a sanctioned entity. Moreover, even in cases where the investment would not violate U.S. law, potential investors could view such drilling contracts negatively, which could adversely affect our reputation and the market for our shares. As stated above, we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance. However, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our shares. Additionally, some investors may decide to divest their interest, or not to invest, in our shares simply because we may do business with companies that do business in sanctioned countries. Moreover, our drilling contracts may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us, or our drilling rigs, and those violations could in turn negatively affect our reputation. Investor perception of the value of our shares may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.
Any failure to comply with the complex laws and regulations governing international trade could adversely affect our operations.
The shipment of goods, services and technology across international borders subjects our offshore drilling segment to extensive trade laws and regulations. Import activities are governed by unique customs laws and regulations in each of the countries of operation. Moreover, many countries, including the United States, control the export and re-export of certain goods, services and technology and impose related export recordkeeping and reporting obligations. Governments also may impose economic sanctions against certain countries, persons and other entities that may restrict or prohibit transactions involving such countries, persons and entities. U.S. sanctions in particular are targeted against countries (such as Russia, Iran, Myanmar and Sudan, among others) that are heavily involved in the petroleum and petrochemical industries, which includes drilling activities.
The laws and regulations concerning import activity, export recordkeeping and reporting, export control and economic sanctions are complex and constantly changing. These laws and regulations may be enacted, amended, enforced or interpreted in a manner materially impacting our operations. Shipments can be delayed and denied export or entry for a variety of reasons, some of which are outside our control and some of which may result from failure to comply with existing legal and regulatory regimes. Shipping delays or denials could cause unscheduled operational downtime. Any failure to comply with applicable legal and regulatory trading obligations could also result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from government contracts, seizure of shipments and loss of import and export privileges.
Public health threats could have an adverse effect on our operations and our financial results.
Public health threats, such as swine flu, bird flu, Severe Acute Respiratory Syndrome and other highly communicable diseases, outbreaks of which have from time to time occurred in various parts of the world in which we operate, could adversely impact our operations, and the operations of our customers. In addition, public health threats in any area, including areas where we do not operate, could disrupt international transportation. Our crews generally work on a rotation basis, and as we expand outside operations in the UK and Norway, a substantial portion of our crews may begin to rely on international air transport for rotation. Any such disruptions could impact the cost of rotating our crews, and possibly impact our ability to maintain a full crew on all rigs at a given time. Any of these public health threats and related consequences could adversely affect our financial results

Acts of terrorism, piracy and political and social unrest could affect the markets for drilling services, which may have a material adverse effect on our results of operations.
Acts of terrorism, piracy and political and social unrest, brought about by world political events or otherwise, have caused instability in the world’s financial and insurance markets in the past and may occur in the future. Such acts could be directed against companies such as ours or our customers. Our drilling operations could also be targeted by acts of piracy. In addition, acts of terrorism and social unrest could lead to increased volatility in prices for crude oil and gas and could affect the markets for drilling services and result in lower dayrates. Insurance premiums could increase and coverage may be unavailable in the future. Increased insurance costs or increased cost of compliance with applicable regulations may have a material adverse effect on our results of operations.
A change in tax laws of any country in which we operate could result in a higher tax expense or a higher effective tax rate on our earnings.
We conduct our operations through various subsidiaries in various countries. Tax laws, regulations and treaties are highly complex and subject to interpretation. Consequently, we may be subject to changing tax laws, regulations and treaties in and between countries in which we operate. Our income tax expense is based upon our interpretation of the tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, regulations or treaties, or in the interpretation thereof, or in the valuation of our deferred tax assets, which such events are beyond our control, may result in a materially higher tax expense or a higher effective tax rate on our earnings.
A loss of a major tax dispute or a successful tax challenge to our operating structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries could result in a higher tax rate on our earnings, which could result in a significant negative impact on our earnings and cash flows from operations.
Our income tax returns are subject to review and examination. We do not recognize the benefit of income tax positions we believe are more likely than not to be disallowed upon challenge by a tax authority. If any tax authority successfully challenges our operational structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries; or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure; or if we lose a material tax dispute in any country, our effective tax rate on earnings could increase substantially and our earnings and cash flows from operations could be materially adversely affected.
We may be classified as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders of our common shares.
A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes if either (1) at least 75 percent of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50 percent of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business but does not include income derived from the performance of services.
Based on the current and anticipated valuation of our assets, including goodwill, and composition of our income and assets, we intend to take the position that, and our counsel Seward & Kissel LLP is of the opinion that, we will not be treated as a PFIC for U.S. federal income tax purposes for our current taxable year or in the foreseeable future. This opinion is based and its accuracy is conditioned on representations, valuations and projections provided by us regarding our assets and income to our counsel. While we believe these representations, valuations and projections to be accurate, such representations, valuations and projections may not continue to be accurate. Moreover, we have not sought, and we do not expect to seek, a ruling from the Internal Revenue Service, or IRS, on this matter. As a result, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, the nature of our operations may change in the future, and if so, we may not be able to avoid PFIC status in the future.
If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. holders of our common shares will face adverse U.S. tax consequences. Under the PFIC rules, unless those holders make an election available under the Internal Revenue Code of 1986, as amended, (which election could itself have adverse consequences for such holders, as discussed below under “Item 10. Additional Information-E. Taxation”), such holders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common shares. See “Item 10. Additional Information-E. Taxation-United States Federal Income Taxation of U.S. Holders - Passive Foreign Investment Company” for a more comprehensive discussion of the United States federal income tax consequences to holders of our common shares if we are treated as a PFIC.

We depend on directors who are associated with affiliated companies, which may create conflicts of interest.
Our principal shareholder is Seadrill. Mr. John Fredriksen, Mrs. Kate Blankenship, and Mr. Paul M. Leand, three of our directors, are also directors of Seadrill and all of our directors serve as directors of other related companies. All of our directors owe fiduciary duties to both us and other related parties, and may have conflicts of interest in matters involving or affecting us and our customers. In addition, they may have conflicts of interest when faced with decisions that could have different implications for Seadrill or other related parties than they do for our company. Such potential conflicts of interest may not be resolved in our favor.
Seadrill and its affiliates may compete with us.
Pursuant to our Cooperation Agreement with Seadrill, we have the right of first refusal to participate in any business opportunity identified by Seadrill for drilling activities in the North Atlantic Region and Seadrill has a right of first refusal to participate in any business opportunity identified by us for drilling activities outside of the North Atlantic Region. The Cooperation Agreement, however, contains significant exceptions that may allow Seadrill or any of its affiliates to compete with us, and in certain cases Seadrill has provided Seadrill Partners LLC with the right to purchase any drilling rig in Seadrill’s fleet in the event that any such rig enters into a contract with a term of five years or more, which could restrict our growth prospects. See “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions.”
Risks Relating to Our Common Shares
An active and liquid market for our common shares may not develop or be sustained and the price of our common shares may be highly volatile.
Our common shares have only traded on the New York Stock Exchange since January 29, 2014 and on the Norwegian OTC List since February 24, 2011. Active, liquid trading markets generally result in lower bid ask spreads and more efficient execution of buy and sell orders for market participants. If an active trading market for the common shares does not develop, the price of the common shares may be more volatile and it may be more difficult and time consuming to complete a transaction in the common shares, which could have an adverse effect on the realized price of the common shares. We cannot predict the price at which our common shares will trade.
The market price of the common shares may fluctuate significantly in response to many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, economic and regulatory trends, general market conditions, rumors and other factors, many of which are beyond our control. An adverse development in the market price for our common shares could negatively affect our ability to issue new equity to fund our activities. For our share price history, please see “Item 9. The offer and Listing-Offer and Listing Details.”
Seadrill controls a substantial ownership stake in us and Seadrill’s interests could conflict with interest of our other shareholders.
As the date of this Annual Report, Seadrill owns approximately 70% of our outstanding common shares . As a result of this substantial ownership interest, Seadrill currently has the ability to exert significant influence over certain actions requiring shareholders’ approval, including, increasing or decreasing the authorized share capital, the election of directors, declaration of dividends, the appointment of management, and other policy decisions. While transactions with Seadrill could benefit us, the interests of Seadrill could at times conflict with the interests of our other shareholders. Conflicts of interest may arise between us and Seadrill or its affiliates, which may result in the conclusion of transactions on terms not determined by market forces. Any such conflicts of interest could adversely affect our business, financial condition and results of operations, and the trading price of our common shares.
Seadrill may reduce its ownership interest in us.
During 2013, Seadrill participated in negotiations with a potential strategic partner to reduce its shareholding in us to a minority interest. While those discussions are on hold, we can provide no assurance that Seadrill will not reinitiate those discussions, or negotiate another transaction to reduce its ownership in us. If Seadrill were to reduce its ownership in us to a minority interest, we can provide no assurance that Seadrill would continue to provide support or management services to us, and we can provide no assurance that we would be able to replace Seadrill’s support and services with the support and services of a third party that would be of the same quality or at the same cost.
We are incorporated in Bermuda and it may not be possible for our investors to enforce U.S. judgments against us.
We are incorporated in Bermuda and substantially all of our assets are located outside the U.S. In addition, all but one of our directors and all of our executive officers are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us or our directors and executive officers, or to enforce a judgment against us for civil liabilities in U.S. courts.
In addition, you should not assume that courts in the countries in which we are incorporated or where our assets are located would enforce judgments of U.S. courts obtained in actions against us based upon the civil liability provisions of applicable U.S. federal and state securities laws or would enforce, in original actions, liabilities against us based on those laws.
Because we are a foreign corporation, you may not have the same rights that a shareholder in a U.S. corporation may have.
We are a Bermuda exempted company. Our memorandum of association and bye-laws and the Companies Act, 1981 of Bermuda, or the Companies Act, govern our affairs. The Companies Act does not as clearly establish your rights and the fiduciary responsibilities of our directors as do statutes and judicial precedent in some U.S. jurisdictions. Therefore, you may have more difficulty in protecting your interests as a shareholder in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. There is a statutory remedy under Section 111 of the Companies Act which provides that a shareholder may seek redress in the courts as long as such shareholder can establish that our affairs are being conducted, or have been conducted, in a manner oppressive or prejudicial to the interests of some part of the shareholders, including such shareholder. However, you may not have the same rights that a shareholder in a U.S. corporation may have.
Our costs of operating as a public company will be significant, and our management will be required to devote substantial time to complying with public company regulations.
We recently became subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and as such, we will have significant legal, accounting and other expenses that we did not incur prior to our initial public offering in the United States. These reporting obligations impose various requirements on public companies, including changes in corporate governance practices, and these requirements may continue to evolve. We and our management personnel, and other personnel, if any, will need to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly.
Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, we need to perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley. Our compliance with Section 404 may require that we incur substantial accounting expenses and expend significant management efforts.

ITEM 4.	INFORMATION ON THE COMPANY
A.    History and Development of the Company
The Company
North Atlantic Drilling Ltd. was formed as an exempted company limited by shares under the laws of Bermuda on February 10, 2011, by Seadrill Limited (NYSE: SDRL), or Seadrill, as a new offshore drilling subsidiary focused on operations in the North Atlantic Region. On February 17, 2011, we entered into an agreement with Seadrill to acquire six harsh environment drilling rigs, including all relevant contracts, spares, stores and offshore personnel related to the drilling rigs, which we refer to as the North Atlantic Restructuring. The North Atlantic Restructuring closed on March 31, 2011 and our business is a direct continuation of the North Atlantic business of our parent, Seadrill. We did not engage in any business or other activities prior to the North Atlantic Restructuring, except in connection with our formation. The North Atlantic Restructuring was limited to entities that were under the control of Seadrill and its affiliates, and, as such, the North Atlantic Restructuring was accounted for as a transaction between entities under common control. In February 2014, we completed our underwritten initial public offering of 13,513,514 common shares at $9.25 per share. We also completed our offer to exchange all of the unregistered common shares that we previously issued in our prior equity private placements (other than the common shares owned by affiliates of ours) for common shares that have been registered under the Securities Act, in which an aggregate of 53,068,404 common shares were validly tendered and exchanged. Our common shares trade on the New York Stock Exchange and Norwegian OTC List under the symbol “NADL.”
Our principal executive headquarters are at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. Pursuant to the Services Agreement and the General Management Agreement, all day-to-day management functions are provided by Seadrill Management Ltd.and North Atlantic Management AS. Seadrill Management’s offices are located at Building 11, 2nd Floor, Chiswick Business Park, 566 Chiswick High Road, London W4 5YS, United Kingdom, and North Atlantic Management’s offices are located at

Løkkeveien 107, P.O. Box 109, 4001 Stavanger, Norway, and its telephone number at that address is (011) 47 51 30 90 00. North Atlantic Management also has offices in Bergen, Norway.
Acquisitions, Disposals, and Other Developments for the period from January 1, 2013 through and including December 31, 2013

Acquisitions and newbuilding orders
We had total capital expenditures of approximately $198.9 million, $277.1 million and $528.4 million in 2013, 2012 and
2011, respectively. Our capital expenditures relate primarily to our newbuild program, capital additions and equipment to our existing drilling units and payments for long term maintenance. We financed our capital expenditures through cash generated from operations, secured and unsecured debt arrangements.

Disposals
We sold the shares in two of our subsidiaries, Seadrill Norge Holding AS and Seadrill Norge AS to Seadrill Limited on June 28, 2013. Total consideration for the shares was $154.0 million, offset by a liability of $288.4 million that we had against these subsidiaries before the sales. In relation to this common control transaction, $2.3 million has been recognized as contributed deficit as of December 31, 2013. The sales had no cash effect in the year ended December 31, 2013 and the net increased liability has been treated as a drawdown on the increased revolving credit facility provided by Seadrill. The increased revolving facility has subsequently been repaid. Please see "Item5. Operating and financial review and prospects - B. Liquidity and Capital Resources - Seadrill Revolving Credit Facility."

Recent Developments

Capital and financing transactions

On January 28, 2014, we, raised $600 million in senior unsecured notes in a private offering in the United States pursuant to Rule144A and Reg-S under the Securities Act.

On January 29, 2014, we, completed our initial public offering in the United States by issuing $125 million in new shares and commenced trading on the New York Stock Exchange under the symbol "NADL." The offering of 13,513,514 common shares was priced at $9.25 per share.

B.    Business Overview
We are an offshore drilling contractor focused on operations in the North Atlantic Region, which includes only the territorial waters and outer continental shelf jurisdiction of Norway, the United Kingdom, Ireland, Denmark, the Netherlands, the east coast of Greenland, Russia (west of the island of Diksonskiy), and all countries within the Baltic Sea and the Gulf of Bothnia. While we currently operate exclusively offshore Norway and the United Kingdom, we intend to grow our position in the North Atlantic Region by continuing to provide excellent service to our customers with our modern, technologically advanced harsh environment fleet, together with our approximately 1,695 experienced and skilled employees. Our drilling rigs are under long-term contracts with major oil companies such as Statoil, ConocoPhillips, Shell, Total and ExxonMobil, and independent oil companies, such as Centrica, with an average remaining term of approximately 2.3 years as of December 31, 2013.

Our Business Strategies

Our primary objective is to profitably grow our business to increase the long-term distributable cash flow per share to our shareholders.

Our business strategy is to focus our company on modern state-of-the-art offshore drilling units with main focus on harsh environments and the North Atlantic Basin. We believe we have one of the most modern fleets in this part of the drilling industry and believe that by combining quality assets and experienced and skilled employees we will be able to provide our customers with safe and effective operations, and establish, develop and maintain a position as a preferred provider of harsh environment drilling services for our customers.

We believe that a combination of quality assets and highly skilled employees will facilitate the procurement of term contracts and premium daily rates. We believe that the combination of term contracts and quality assets will provide us with the opportunity to obtain attractive debt financing to support further growth and dividend distribution, as well as allow us to increase the return on our invested equity.

The key elements in our strategy are as follows:

•	commitment to provide customers with safe and effective operations;

•	combine state-of-the-art mobile drilling units with experienced and skilled employees;

•	growth through targeted alliances, purchase of newbuildings, mergers and acquisitions;

•	focus and develop our strong position in harsh environments;

We also intend to leverage the relationships, expertise and reputation of Seadrill to re-contract our fleet under long-term contracts and to identify opportunities to expand our fleet through newbuildings and selective acquisitions. Seadrill is one of the world’s largest international offshore drilling contractors, and we believe that Seadrill, which owns approximately 70% of our outstanding common shares, as of the date of this Annual Report, is motivated to facilitate our growth because of its significant ownership interest in us.

We believe that consolidation in the offshore drilling rig industry would improve the pricing and earnings visibility for our services. We actively look for growth opportunities and intend to take part in the future consolidation of our industry if we determine that potential transactions are in the best interest of our shareholders. Such consolidation activities may be in the form of transactions for specific offshore drilling units or companies.

Market Overview

We operate within the harsh environment segment of the offshore drilling market, which constitutes a part of the international oil and gas service industry. Our fleet of nine harsh environment offshore drilling rigs consists of four semi-submersible rigs, one ultra-deepwater drillship, three jack-up rigs, and a contract for the construction of one additional semi- submersible rig. While we currently operate exclusively in Norway and the United Kingdom, we intend to pursue harsh environment drilling operating in other locations in the North Atlantic Region in the future. The North Atlantic Region has historically offered long-term contracts, high utilization and competitive dayrates compared to the international offshore drilling market for similar drilling rigs.

The global fleet of drilling units

The global fleet of offshore drilling units consists of drillships, semi-submersible rigs, jack-up rigs and tender rigs. The existing world wide fleet as at March 18, 2014 totals 875 units including 101 drillships, 218 semi-submersible rigs, 516 jack-up rigs and 40 tender rigs. In addition, there are 73 drillships, 140 jack-up rigs, 27 semi-submersible rigs and 12 tender rigs under construction. The water depth capacities for the various drilling rig types depend on rig specifications, capabilities and equipment outfitting. Jack-up rigs normally work in water depths up to 450ft while semi-submersible rigs and drillships can work in water depths up to 12,000ft and tender rigs work in water depths up to 410ft for tender barges and up to 6,000ft for semi-tenders. All offshore rigs are capable of working in benign environment but there are certain additional requirements for rigs to operate in harsh environments due to extreme marine and climatic conditions, as well as, temperatures. The number of units outfitted for such operations are limited and the present number of rigs operating in harsh environment totals 41 units.

Seasonality

In general, seasonal factors do not have a significant direct effect on our business as most of our drilling units are contracted for periods of at least 12 months. However, the weather conditions during parts of the year could adversely impact the operational utilization of the rigs and our ability to relocate rigs between drilling locations, and as such, limit contract opportunities in the short term. Such adverse weather could include the winter season in offshore Norway.

Our Fleet
Our fleet of nine harsh environment offshore drilling rigs consists of four semi-submersibles, one ultra-deepwater drillship, three jack-up rigs, and a contract for the construction of one additional drilling rig, the West Rigel. The following table sets forth certain information regarding our drilling rigs as of the date of this Annual Report:

Drilling Rig	Year Built	Water Depth Capacity (in feet)	Drilling Depth Capacity (in feet)	Contract
Floaters
Semi-Submersibles
West Phoenix	2008	10,000	30,000	Total
West Venture	2000	2,600	30,000	Statoil
West Alpha	1986	2,000	23,000	ExxonMobil
West Hercules(1)	2008	10,000	35,000	Statoil
West Rigel(2)	Q2 2015(3)	10,000	40,000	N/A

Drillship
West Navigator	2000	7,500	35,000	Shell/Centrica

Jack-ups
West Epsilon	1993	400	30,000	Statoil
West Elara	2011	450	40,000	Statoil
West Linus(4)	2014	450	40,000	ConocoPhillips
 _____________

(1)
The West Hercules is owned by a wholly-owned subsidiary of Ship Finance, a related party, and is controlled by Seadrill through a bareboat charter agreement that expires in 2023. We continue to operate and manage the West Hercules while it is employed under the drilling contract with Statoil. We simultaneously entered into an agreement with Seadrill to transfer the Statoil drilling contract from us to Seadrill effective from November 1, 2013. See “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions-Operation and Management of the West Hercules.”

(2)	Rig under construction.

(3)	Expected delivery.

(4)
Pursuant to a sale and leaseback agreement, we have sold the West Linus to Ship Finance, and the rig will be chartered back to us on a bareboat charter for a period of 15 years from its delivery date on February 18, 2014.

In June 2013, we entered into a combined sale and leaseback arrangement pursuant to which we sold the newbuilding rig, the West Linus, to Ship Finance, a related party. The drilling rig is chartered back to us on a bareboat charter for a period of 15 years upon its delivery to us from the shipyard in February 2014. In accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), we consolidate SFL Linus Ltd., the Ship Finance subsidiary that owns the rig, in our consolidated financial statements. See “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions.”
Employment of Our Fleet
Our customers consist primarily of major integrated oil companies and independent oil and gas producers. We currently have contracts with Statoil, ConocoPhillips, Shell, Centrica, Total and ExxonMobil, including certain of their subsidiaries that are our customers.
Our contract backlog includes firm commitments only, which are represented by signed drilling contracts. As of December 31, 2013, our contract backlog was approximately $2.6 billion and was attributable to revenues we expect to generate from all of our drilling rigs. We calculate our contract backlog by multiplying the contractual daily rate by the minimum expected number of days committed under the contracts (excluding options to extend), assuming full utilization. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the table below due to, for example, shipyard and maintenance projects, downtime and other factors that result in lower revenues than our average contract backlog per day.

The actual amount of revenues earned may also fluctuate due to parts of the dayrates being received in Norwegian Kroner or Pounds Sterling, or GBP. Approximately 25% to 50% of the dayrates are payable in Norwegian Kroner or Pounds Sterling, which approximately corresponds to the amount of operational expenses paid in Norwegian Kroner or Pounds Sterling. As a result, our net operational profit measured in U.S. dollars is minimally affected by currency fluctuations on a historical basis even though operational expenses and revenues may be affected individually. Norwegian Kroner or Pounds Sterling elements of future contract revenue and day rate information provided throughout this document have been converted into U.S. dollars using an exchange rate of USD $1 to NOK6.00 and GBP1.00 to USD $1.50, respectively. In addition, we may enter into drilling contracts that contain bonus payments in excess of the stated daily rate if we meet certain agreed operational objectives under the applicable contract.
The firm commitments that comprise our contract backlog as of December 31, 2013 are as follows:

Drilling Rig	Contracted Location	Customer	Contract Backlog	Contractual Daily Rate	Contract Start Date	Earliest Expiration Date
West Phoenix	United Kingdom	Total	$248 million	$453,674	January 2012	June 2015
West Venture	Norway	Statoil	$255 million	$441,807	August 2010	July 2015
West Alpha	Norway/Russia	ExxonMobil(1)	$501 million(2)	$531,822(2)	January 2014	July 2016
West Navigator	Norway	Shell Centrica	$ 164 million $ 43 million	$602,560 $620,667	January 2013 October 2014	September 2014 December 2014
West Epsilon	Norway	Statoil	$ 312 million	$285,513	December 2010	December 2016
West Elara	Norway	Statoil(3)	$ 423 million	$359,862	March 2012	March 2017
West Linus (4),(5)	Norway	ConocoPhillips(6)	$685 million(6)	$375,073(6)	April 2014	April 2019
West Hercules(7)	Norway	Statoil(7)	$ 0 (8)	$497,187	January 2013	January 2017
 _____________
For our drilling rigs operating in Norway, the dayrates listed in the table above include adjustments, effective from July 1, 2013, pursuant to the NR (Norges Rederiforbund) tariff, a Norwegian offshore industry tariff. The daily rate for the West Phoenix, which operates in the United Kingdom, is subject to annual rate revisions based on changes in indices derived from the U.S. Department of Labor, Bureau of Labor Statistics.

(1)	ExxonMobil has the option to extend the contract until August 2017 on identical terms upon notice to us before December 31, 2014.

(2)
The average contractual daily rate is calculated based on the expected number of days the rig will operate in each contracted location, Norway and Russia, which is at ExxonMobil’s discretion, and excludes potential bonus payments of a maximum of 5% of the daily rate, which are based on certain performance criteria.

(3)	Statoil has the option to extend the contract until March 2019 on identical terms upon notice to us two years before the expiration of the firm contract period.

(4)
Pursuant to a sale and leaseback agreement, we have sold the West Linus to Ship Finance. The rig will be chartered back to us on a bareboat charter for a period of 15 years upon its delivery to us from the shipyard in February 2014, at a contracted daily rate of $222,000 for the first five years and an average of approximately $115,000 for the remaining ten years.

(5)
The West Linus is in transit to the Norwegian North Sea, where it is scheduled to commence operations under a five-year contract with ConocoPhilips in May 2014. ConocoPhillips has the option to extend the firm contract period from five to seven years at the same daily rate upon notice to us by the commencement date in May 2014. In addition, ConocoPhillips also has the option to extend the contract for two additional two year periods at a daily rate that is $10,000 less than the current daily rate for the extension periods upon 24 months’ notice to us prior to the expiration of the relevant period.

(6)	Excludes $12,430 per day which we will receive in addition to the ordinary daily rate as compensation for additional capital expenditures we incur to provide the customer with additional equipment.

(7)
The West Hercules is owned by a wholly-owned subsidiary of Ship Finance, a related party, and is controlled by Seadrill through a bareboat charter agreement that expires in 2023. We continue to operate and manage the West Hercules while it is employed under the drilling contract with Statoil. We simultaneously entered into an agreement with Seadrill to transfer the Statoil drilling contract from us to Seadrill effective from November 1, 2013. See “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions.”

(8)
We have entered into an agreement with Seadrill to transfer the Statoil drilling contract from North Atlantic Norway Ltd. (Norwegian branch), our wholly-owned subsidiary, to Seadrill Offshore AS, a subsidiary of Seadrill, effective November 1, 2013. Accordingly, the backlog for West Hercules does not include management fees that we will receive from Seadrill from November 1, 2013 for the remaining term of the Statoil drilling contract for operating and managing the rig. See “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions.”

Management of our Business
Our board of directors has the authority to oversee and direct our operations, management and policies on an exclusive basis. Our board of directors has organized the provision of certain management and other services through North Atlantic Management AS, or North Atlantic Management, our wholly-owned subsidiary, and Seadrill Management Ltd. , or Seadrill Management, a wholly-owned subsidiary of Seadrill.
North Atlantic Management provides all day-to-day management functions to the Company and its subsidiaries in accordance with the terms of the General Management Agreement. North Atlantic Management is responsible for, among other things, corporate governance services, budgeting and accounting functions, the financing of our activities, commercial management including marketing of our drilling rigs, and the purchase and sale of assets.
North Atlantic management employs our senior management, including our Chief Executive Officer and our Chief Financial Officer. North Atlantic Management has contracted in certain other management services from Seadrill Management in accordance with the terms of the Services Agreement. The agreement can be terminated by either party at 90 days notice. In consideration of the services provided, the Company pay Seadrill a fee that includes the operating costs attributable to us plus a margin of 5% and, effective as of January 2013, we pay Seadrill a fee that includes the operating costs attributable to us plus a margin of 8%.
In addition, North Atlantic Management provides management services for the West Hercules while it is employed under a drilling contract with Statoil, and is responsible for, among other things, operating the rig, budgeting and accounting functions, technical management, staffing and commercial management of the customer and suppliers.
The executive offices of North Atlantic Management are located in Stavanger, Norway. We also have offices in Bergen, Norway, Aberdeen, UK and Hamiton, Bermuda.
Drilling Contracts
We provide drilling services on a “dayrate” contract basis. We do not provide “turnkey” or other risk-based drilling services to the customer. Under dayrate contracts, the drilling contractor provides a drilling rig and rig crews and charges the customer a fixed amount per day regardless of the number of days needed to drill the well. The customer bears substantially all of the ancillary costs of constructing the well and supporting drilling operations, as well as the economic risk relative to the success of the well. In addition, dayrate contracts usually provide for a lump sum amount or dayrate for mobilizing the rig to the initial operating location, which is usually lower than the contractual dayrate for uptime services, and a reduced dayrate when drilling operations are interrupted or restricted by equipment breakdowns, adverse weather conditions or other conditions beyond the contractor’s control. A dayrate drilling contract generally covers either the drilling of a single well or a number of wells or has a stated term regardless of the number of wells. These contracts may generally be terminated by the customer in the event the drilling rig is destroyed or lost or if drilling operations are suspended for an extended period of time as a result of a breakdown of equipment, “force majeure” events beyond the control of either party or upon the occurrence of other specified conditions. In some instances, the dayrate contract term may be extended by the customer exercising options for the drilling of additional wells or for an additional length of time at fixed or mutually agreed terms, including dayrates.
Our drilling contracts are the result of negotiations with our customers. Our existing drilling contracts generally contain, among other things, the following commercial terms:

•	contract duration extending over a specific period of time;

•	term extension options in favor of our customer, generally upon advance notice to us, at mutually agreed, indexed or fixed rates;

•
provisions permitting early termination of the contract if the drilling rig is lost or destroyed, if operations are suspended for an extended period of time due to breakdown of major rig equipment or “force majeure” events beyond our control and the control of the customer;

•	provisions allowing early termination of the contract by the customer without cause with a specified early termination fee or a reduced rate for a specified period of time;

•
payment of compensation to us (generally in U.S. dollars although some contracts require a portion of the compensation to be paid in local currency) on a dayrate basis (lower rates or no compensation generally apply during periods of equipment breakdown and repair or in the event operations are suspended or interrupted by other specified conditions, some of which may be beyond our control);

•	payment by us of the operating expenses of the drilling rig, including crew labor and incidental rig supply costs;

•	provisions entitling us to adjustments of dayrates in accordance with published indices or otherwise;

•	provisions requiring us or Seadrill to provide a performance guarantee;

•
indemnity provisions between us and our customers in respect of third-party claims and risk allocations between us and our customers relating to damages, claims or losses to us, our customers, or third parties; and

•
provisions permitting the customer’s assignment to a third party with our prior consent, such consent not to be unreasonably withheld. Our indemnification provisions may not cover all damages, claims or losses to us or third parties, and the indemnifying party may not have sufficient resources to cover its indemnification obligations. See also “Risk Factors-Risks Inherent in Our Business-our customers may be unable or unwilling to indemnify us.” In addition, our drilling contracts typically provide for situations where the drilling rig would operate at reduced operating dayrates.

Customers
Offshore exploration and production is a capital intensive, high-risk industry. Operating and pursuing opportunities in deepwater basins significantly increases the amount of capital required to effectively conduct such operations. As a result, a significant number of operators in this segment of the offshore exploration and production industry are either national oil companies, major oil and gas companies or well-capitalized large independent oil and gas companies. Our current customers are Statoil, ConocoPhillips, Shell, Total, ExxonMobil and Centrica, including certain of their subsidiaries For year ending December 31, 2013, Statoil accounted for 57%, Shell accounted for 14%, ExxonMobil accounted for 12% and Total accounted for 13% of our total revenues. For the year ended December 31, 2012, Statoil accounted for 46%, Shell accounted for 17%, Total accounted for 16% and BG Norge Limited accounted for 13% of our total revenues. All of our drilling contracts have fixed terms, but may be terminated early due to certain events or we may be unable to realize revenue under these contracts in the event of unanticipated developments, such as the deterioration in the general business or financial condition of a customer, resulting in its inability to meet its obligations under our contracts. We expect that our future customers will be well capitalized companies, including state owned national oil and gas companies, major integrated oil and gas companies and large independent exploration and production companies.

Competition
The offshore drilling industry is highly competitive, with market participants ranging from large multinational companies to smaller companies with fewer than five drilling rigs.
The demand for offshore drilling services is driven by oil and gas companies’ exploration and development drilling programs. These drilling programs are affected by oil and gas companies’ expectations regarding oil and gas prices, anticipated production levels, worldwide demand for oil and gas products and many other factors. The availability of quality drilling prospects, exploration success, availability of qualified rigs and operating personnel, relative production costs, availability and lead time requirements for drilling and production equipment, the stage of reservoir development and political and regulatory environments also affect customers’ drilling programs. Oil and gas prices are volatile, which has historically led to significant fluctuations in expenditures by customers for drilling services. Variations in market conditions impact us in different ways, depending primarily on the length of drilling contracts we have for our rigs. Short-term changes in these markets may have a minimal short-term impact on revenues and cash flows, unless the timing of contract renewals coincides with short-term movements in the market.
Offshore drilling contracts are generally awarded on a competitive bid basis or through privately negotiated transactions. In determining which qualified drilling contractor is awarded a contract, the key factors are pricing, rig availability, rig location, condition and integrity of equipment, its record of operating efficiency, including high operating uptime, technical specifications, safety performance record, crew experience, reputation, industry standing and client relations.
Competition for offshore drilling rigs is generally on a global basis, as rigs are highly mobile. However, the cost associated with mobilizing rigs between regions is sometimes substantial, as entering a new region could necessitate modifications of the drilling rig and its equipment to specific regional requirements. For example, drilling rigs operating in the North Atlantic Region and in other harsh environment drilling locations require specialized equipment and modifications, including without limitation, unique structuring of drilling rig hulls and protection from exposure to weather and low temperatures. Not all rigs can be modified to operate in harsh environment conditions. The large investment in specialized or modified drilling equipment required to operate in harsh environment c onditions creates barriers to entry. In addition, Norway imposes added requirements for drilling facilities, including, among other things, strict standards relating to safety, drilling rig technical specifications, crew accommodations and certain other compliance measures, known as Acknowledgment of Compliance, or AOC, which must be satisfied in order to operate in the Norwegian Continental Shelf. All of our drilling rigs meet, or are being constructed to meet, AOC requirements.
We believe that the market for drilling contracts will continue to be highly competitive for the foreseeable future. While we believe that our fleet of well-maintained and technologically advanced drilling rigs provides us with a competitive advantage over competitors with older fleets, as our drilling rigs are generally better suited to meet the requirements of customers for drilling in harsh environments, certain competitors may have greater financial resources than we do, which may enable them to better withstand periods of low utilization, and compete more effectively on the basis of price.
Environmental and Other Regulations
Environmental and Other Regulations in the Offshore Drilling Industry

Our operations are subject to numerous laws and regulations in the form of international treaties and maritime regimes, flag state requirements, national environmental laws and regulations, navigation and operating permits requirements, local content requirements, and other national, state and local laws and regulations in force in the jurisdictions in which our drilling units operate or are registered, which can significantly affect the ownership and operation of our drilling units. See Item 3. Key Information - D. “Risk Factors - Governmental laws and regulations, including environmental laws and regulations, may add to our costs or limit our drilling activity.”
Flag State Requirements
All of our drilling units are subject to regulatory requirements of the flag state where the drilling unit is registered. These include engineering, safety and other requirements related to the drilling industry and to maritime vessels in general. In addition, each of our drilling units must be “classed” by a classification society. The classification society certifies that the drilling rig is “in-class,” signifying that such drilling rig has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the flag state and the international conventions of which that country is a member. Maintenance of class certification requires expenditure of substantial sums, and can require taking a drilling unit out of service from time to time for repairs or modifications to meet class requirements. Our drilling units must generally undergo a class survey once every five years.
International Maritime Regimes

These requirements include, but are not limited to, MARPOL, the International Convention on Civil Liability for Oil Pollution Damage of 1969, or the CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001 (ratified in 2008), or the Bunker Convention, the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, and the International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004, or the “BWM Convention. These various conventions regulate air emissions and other discharges to the environment from our drilling units worldwide, and we may incur costs to comply with these regimes and continue to comply to these regimes as they may be amended in the future. In addition, these conventions impose liability for certain discharges, including strict liability in some cases. See "Item 3.Key information -DRisk Factors - Governmental laws and regulations, including environmental laws and regulations, may add to our costs, expose us to liability or limit our drilling activity.”
Environmental Laws and Regulations
These laws and regulations include the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA”), the U.S. Clean Water Act, the U.S. Clean Air Act, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the “MTSA, European Union regulations, and Brazil’s National Environmental Policy Law (6938/81), Environmental Crimes Law (9605/98) and Law (9966/2000) relating to pollution in Brazilian waters. These laws govern the discharge of materials into the environment or otherwise relate to environmental protection. In certain circumstances, these laws may impose strict liability, rendering us liable for environmental and natural resource damages without regard to negligence or fault on our part. Implementation of new environmental laws or regulations that may apply to ultra deepwater drilling units may subject us to increased costs or limit the operational capabilities of our drilling units and could materially and adversely affect our operations and financial condition. See "Item 3 Key information -D.- Risk Factors - Governmental laws and regulations, including environmental laws and regulations, may add to our costs, expose us to liability or limit our drilling activity.”

Safety Requirements
Our operations are subject to special safety regulations relating to drilling and to the oil and gas industry in many of the countries where we operate. The United States undertook substantial revision of the safety regulations applicable to our industry following the Deepwater Horizon Incident, in which we were not involved, that led to the Macondo well blow out situation, in 2010. Other countries are also undertaking a review of their safety regulations related to our industry. These safety regulations may impact our operations and financial results. For instance, the revisions to the regulations in the United States have resulted in new requirements, such as specific requirements for maintenance and certification of BOP’s, which may cause us to incur cost and may result in additional downtime for our drilling units in the US Gulf of Mexico. See "Item 3. Key information -D. - Risk Factors - The aftermath of the moratorium on offshore drilling in the U.S. Gulf of Mexico, and new regulations adopted as a result of the investigation into the Macondo well blowout, could negatively impact us.”
Navigation and Operating Permit Requirements
Numerous governmental agencies issue regulations to implement and enforce the laws of the applicable jurisdiction, which often involve lengthy permitting procedures, impose difficult and costly compliance measures, particularly in ecologically sensitive areas, and subject operators to substantial administrative, civil and criminal penalties or may result in injunctive relief for failure to comply. Some of these laws contain criminal sanctions in addition to civil penalties.
Local Content Requirements
Governments in some countries have become increasingly active in local content requirements on the ownership of drilling companies, local content requirements for equipment utilized in our operations, and other aspects of the oil and gas industries in their countries. These regulations include requirements for participation of local investors in our local operating subsidiaries in countries such as Angola and Nigeria, and local content requirements in relation to drilling unit construction contracts in which we are participating in Brazil. Although these requirements have not had material impact on our operations in the past, they could have a material impact on our earnings, operations and financial condition in the future.

Norwegian Regulation
Our drilling operations in Norway are governed by various regulations relating to environmental safety. The Norwegian Petroleum Act of 29 November 1996, or the Petroleum Act, gives Norway the exclusive right to award licenses for development, exploration and production projects in Norwegian fields. Such licenses are granted by the Norwegian Ministry on Petroleum and Energy, and as holders of such licenses, we are subject to strict liability for any pollution damage suffered as a result of a petroleum leak by facilities for which we hold licenses. Under the Petroleum Act, we are also subject to certain health, safety and environment regulations, which require us to conduct our operations with a reasonable standard of care, taking into consideration the safety of our employees and the environment. Other regulations proscribed by the Norwegian Ministry on Petroleum and Energy and the Norwegian Ministry of the Environment may also affect our operations.
The Norwegian Petroleum Safety Authority oversees technical and operational safety, emergency preparedness and the environment. Each drilling facility operating on the Norwegian Continental Shelf must obtain an Acknowledgement of Compliance, or AOC. The AOC is a government-issued certificate that acknowledges compliance with Norway’s laws and regulations relating to safety and emergency preparedness, drilling rig technical specifications, crew accommodations, management systems, and other requirements. Such certificates are granted upon successful completion of an inspection by Petroleum Safety Authority, based on information that a company provides about its facility, as well as any information gathered by the Norwegian Petroleum Safety Authority in its follow-up review of a drilling facility. An AOC alone does not grant a company the right to begin operations on the Norwegian Continental Shelf, but it is mandatory for most petroleum operations in that location, including drilling, production, storage, and offloading facilities. All of our drilling rigs meet the specifications required by the Petroleum Safety Authority and we have obtained an AOC for each of our drilling rigs that are currently in operation.
United Kingdom Regulation
Drilling activities in the United Kingdom, or the U.K., are subject to environmental regulations. Under the Petroleum Act 1998, oil and gas companies are required to obtain approval from the U.K. Department of Energy and Climate Change, or the DECC prior to the commencement of any drilling activity onshore or on the U.K. Continental Shelf.
Our activities in the U.K. must comply with the regulations adopted by the U.K. Health and Safety Executive, or the HSE, including the Offshore Installations Prevention of Fire and Explosion, and Emergency Response (PFEER) Regulations 1995. In order to comply with the U.K. Offshore Installations (Safety Case) Regulations 2005, we are also required to submit a periodic safety case report, or Safety Case, to the HSE as a measure of our ability to control risks and appropriately implement health and safety management systems for each of our rigs operating in the U.K. The Safety Cases are subject to revision every five years, however the HSE can require resubmission earlier particularly in the event any of the contents or assumptions of the original Safety Case materially changes during the five year period. The HSE also requires that we keep our operating risks “as low as reasonably practicable,” or ALARP.
As of the date of this annual report, two of our units, the West Phoenix and the West Navigator, have obtained acceptance of their Safety Cases for drilling operations in the U.K.
Other Laws and Regulations
In addition to the requirements described above, our international operations in the offshore drilling segment are subject to various other international conventions and laws and regulations in countries in which we operate, including laws and regulations relating to the importation of and operation of drilling units and equipment, currency conversions and repatriation, oil and gas exploration and development, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors and duties on the importation and exportation of drilling units and other equipment

Risk of Loss and Insurance Coverage
Our operations are subject to hazards inherent in the drilling of oil and gas wells, including blowouts and well fires, which could cause personal injury, suspend drilling operations, destroy the equipment involved or cause serious environmental damage. Offshore drilling contractors such as us are also subject to hazards particular to marine operations, including capsizing, grounding, collision and loss or damage from severe weather. Our marine insurance package policy provides insurance coverage for physical damage to our drilling rigs, loss of hire and third-party liability.
Our insurance claims are subject to a deductible, or non-recoverable, amount. We currently maintain a deductible per occurrence of up to $5 million related to physical damage to our drilling rigs. However, a total loss of, or a constructive total loss of, a drilling rig is recoverable without being subject to a deductible. For general and marine third-party liabilities, we generally maintain a deductible of up to $25,000 per occurrence on personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling rigs. Furthermore, for some of our drilling rigs we purchase insurance to cover loss due to the drilling rig being wholly or partially deprived of income as a consequence of damage to the rig. The loss of hire insurance has a deductible period of 60 days after the occurrence of physical damage. Thereafter, coverage is limited to 210 days per event and in the annual aggregate. The daily indemnity or compensation is approximately 75% of the respective contract dayrate. If the repair period for any physical damage exceeds the number of days permitted under our loss of hire policy, we will be responsible for the costs in such period.
C.     Organizational Structure
North Atlantic Drilling Ltd. is a company organized under the laws of Bermuda. We are a majority owned subsidiary of Seadrill, which owns approximately 70% of our outstanding common shares as of the date of this Annual Report.We own our drilling rigs through separate wholly-owned subsidiaries that are incorporated in Bermuda.
Please see Exhibit 8.1 to this annual report for a list of our current subsidiaries.
D.    Property, Plant and Equipment
For a description of our owned drilling rigs, please see “Item 4. Information on the Company-B. Business Overview-Our Fleet.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion and analysis should be read in conjunction with “Item 3. Key Information-A. Selected Financial Data,” and our consolidated and consolidated combined financial statements and related notes included herein. You should also carefully read the following discussion with the sections of this annual report entitled “Forward-Looking Statements” and the “Item 3. Key Information-D. Risk Factors.” Our consolidated financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011, included herein, have been prepared in accordance with U.S. GAAP. References in this annual report to common shares are adjusted to reflect the consolidation of our common shares through a one-for-five reverse stock split, which our board of directors made effective as of November 19, 2012.
North Atlantic Restructuring
On February 17, 2011, we entered into an agreement with Seadrill to acquire six harsh environment drilling units including all relevant contracts, spares, stores and offshore personnel related to the units, which we refer to as the North Atlantic Restructuring. The North Atlantic Restructuring closed on March 31, 2011, and our business is a direct continuation of the North Atlantic business of our parent, Seadrill. We did not engage in any business or other activities prior to the North Atlantic Restructuring except in connection with our formation. The North Atlantic Restructuring was limited to entities that were under the control of Seadrill and its affiliates, and, as such, the North Atlantic Restructuring was accounted for as a transaction between entities under common control. As a result, prior to April 1, 2011, our results of operations, cash flows, and balance sheet have been carved out of the consolidated financial statements of Seadrill and therefore presented on a combined consolidated carve-out basis in our financial statements. The combined consolidated entities’ historical financial statements include assets, liabilities, revenues, expenses and cash flows directly attributable to drilling units transferred to us from Seadrill. The consolidated and combined financial information has been prepared in accordance with U.S. GAAP, and are in U.S. dollars. References to the “combined consolidated entities” or to the “NADL Businesses” are to the subsidiaries of Seadrill that had interests in the drilling units in our initial fleet prior to April 1, 2011.
Combined Consolidated Carve-out Financial Statements and Consolidated Financial Statements
Pre-April 1, 2011: Combined Consolidated Carve-out Financial Statements
Prior to April 1, 2011, the results of operations, cash flows, and balance sheet have been carved out of the consolidated financial statements of Seadrill and are therefore presented on a combined consolidated carve-out basis. The NADL Businesses’ historical financial statements include the assets, liabilities, revenues, expenses and cash flows directly attributable to the NADL Businesses’ rig-owning and operating subsidiaries transferred to us, which are listed in Note 5 to the combined consolidated carve-out financial statements.
The combined consolidated carve-out financial statements include allocations of expenses from Seadrill and reflect assumptions and allocations of expenses incurred by Seadrill. Management believes the assumptions and allocations have been determined on a basis that we and Seadrill consider to be a reasonable reflection of the utilization of services provided or the benefit received by the NADL Businesses during the periods presented. The actual basis of allocation for each item is as follows:

•	Debt specific to each drilling rig has been assigned to the NADL Businesses based on actual debt agreements, as these are readily separable and identifiable within the books of Seadrill.

•
There are loan facilities relating to the West Phoenix which were secured by one drilling rig which forms part of the NADL Businesses’ fleet. However, the facility previously included the debt relating to one other drilling rig, the West

Eminence, which was not transferred to us. Accordingly, prior to the repayment of the West Phoenix’s drilling rig’s share of the loan facility in April 2011 by us, our share of interest expense, deferred finance fees and related balances were carved-out based on the relative settlement values at the date of settlement of the loan pertaining to the West Phoenix.

•
The NADL Businesses also benefited from Seadrill’s general corporate debt. As the use of this debt was for general corporate purposes within the Seadrill group, a portion of the interest cost of this debt has been included in the combined consolidated carve-out financial statements, based upon the relative fair value of the NADL Businesses’ drilling units at December 31, 2011 in proportion to the fair value of Seadrill’s drilling units (including the NADL Businesses’ drilling units).

•
Drilling rig operating expenses, which include drilling rig management fees for the provision of technical and commercial management of drilling units that cannot be attributed to specific drilling units, have been allocated to the NADL Businesses based on intercompany charges from Seadrill.

•
Administrative expenses (including stock-based compensation, which is described further below) of Seadrill that cannot be attributed to specific drilling units and for which the NADL Businesses is deemed to have received the benefit have been allocated to the NADL Businesses based on intercompany charges from Seadrill.

•
Drilling rig operating and administrative expenses include an allocation of Seadrill’s defined benefit and defined contribution pension scheme costs. Seadrill operates two defined benefit pension plans. The defined pension plans are operated by both Seadrill Offshore AS and Seadrill Management. For the scheme operated by Seadrill Offshore AS, the assets and liabilities of the scheme, in addition to the period cost, have been included in the combined consolidated carve-out financial statements as the pension assets and liabilities are specifically identifiable to employees that were transferred to us. For the defined benefit scheme operated by Seadrill Management, the NADL Businesses treated these schemes as multiemployer scheme operated by Seadrill and included only period costs allocated from Seadrill during the periods presented, on the basis of actual costs invoiced.

•
Administrative expenses include a portion of Seadrill’s stock-based compensation costs in respect of options awarded to certain employees and directors of Seadrill, whose employment or service cannot be specifically attributed to any specific rig. Therefore, it is considered that the NADL Businesses, as a part of Seadrill, received benefit from their services, and so should recognize a share of the respective cost. Accordingly, stock-based compensation costs have been included based on intercompany invoices received during the period reflecting the time spent by these employees on matters related to us.

•
Other financial items include an allocation of Seadrill’s mark-to-market adjustments for interest rate swaps, which have been allocated on the basis of the NADL Businesses’ proportion of Seadrill’s floating rate debt.

Seadrill uses a centralized cash management system. Whether cash settled for the periods presented, all allocated costs and expenses have been deemed to have been paid by the NADL Businesses to Seadrill in the year in which the costs were incurred.
The financial position, results of operations and cash flows of the NADL Businesses may differ from those that would have been achieved had the NADL Businesses operated autonomously as a publicly traded entity for all periods presented, because the NADL Businesses may have had additional administrative expenses, including legal, accounting, treasury and regulatory compliance and other costs normally incurred by a listed public entity.
In connection with the North Atlantic Restructuring, we purchased only certain of the assets and liabilities of the relevant legal entities, while other assets and operations remained with Seadrill and certain of its subsidiaries, pursuant to the acquisition agreement dated February 17, 2011. All assets, liabilities and operations in the NADL Businesses structure that were not contributed by Seadrill to us are presented as discontinued operations in the combined consolidated carve-out financial statements and in note 3 thereto.
Post March 31, 2011: Consolidated Financial Statements
Beginning April 1, 2011, our financial statements as a separate legal entity are presented on a consolidated basis. The consolidated financial statements include our assets and liabilities. All intercompany balances and transactions have been eliminated on consolidation.
Our Fleet
For certain information regarding our drilling units, please see“Item 4. Information on the Company - B. Business Overview - Our Fleet.”

Critical Accounting Estimates
The preparation of the consolidated and combined consolidated carve-out financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience and on various other information and assumptions that we believe to be reasonable. Our critical accounting estimates are important to the portrayal of both our financial condition and results of operations and require us to make subjective or complex assumptions or estimates about matters that are uncertain. Basis of preparation and significant accounting policies are discussed in Note 1 (General Information and Basis of Presentation), and Note 2 (Accounting Policies), of the notes to our consolidated and combined consolidated carve-out financial statements appearing elsewhere in this annual report. We believe that the following are the critical accounting estimates used in the preparation of the consolidated and combined consolidated carve-out financial statements. In addition, there are other items within the combined consolidated carve-out financial statements that require estimation.
Drilling Units
Drilling units, vessels and equipment are recorded at historical cost less accumulated depreciation. The cost of these assets less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated economic useful life of our drilling units, when new, is approximately 30 years.
Significant investments are capitalized and depreciated in accordance with the nature of the investment. Significant investments that are deemed to increase an asset’s value for its remaining useful life, are capitalized and depreciated over the remaining life of the asset. We determine the carrying value of these assets based on policies that incorporate our estimates, assumptions and judgments relative to the carrying value, remaining useful lives and residual values. The assumptions and judgments we use in determining the estimated useful lives of our drilling units reflect both historical experience and expectations regarding future operations, utilization and performance. The use of different estimates, assumptions and judgments in establishing estimated useful lives could result in materially different net book values of our drilling units and results of operations.
The useful lives of units and related equipment are difficult to estimate due to a variety of factors, including technological advances that impact the methods or cost of oil and gas exploration and development, changes in market or economic conditions and changes in laws or regulations affecting the drilling industry. We re-evaluate the remaining useful lives of our drilling units as and when certain events occur which directly impact our assessment of their remaining useful lives and include changes in operating condition, functional capability and market and economic factors.
The carrying values of our long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. We assess recoverability of the carrying value of the asset by estimating the undiscounted future net cash flows expected to result from the asset, including eventual disposition. If the undiscounted future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value. In general, impairment analyses are based on expected costs, utilization and dayrates for the estimated remaining useful lives of the asset or group of assets being assessed. An impairment loss is recorded in the period in which it is determined that the aggregate carrying amount is not recoverable. Asset impairment evaluations are, by nature, highly subjective. They involve expectations about future cash flows generated by our assets, and reflect management’s assumptions and judgments regarding future industry conditions and their effect on future utilization levels, dayrates and costs. The use of different estimates and assumptions could result in significantly different carrying values of our assets and could materially affect our results of operations.
Income Taxes
We are a Bermuda company. Currently, we are not required to pay taxes in Bermuda on ordinary income or capital gains. We have received written assurance from the Minister of Finance in Bermuda that we will be exempt from taxation until March 31, 2035. Certain subsidiaries operate in other jurisdictions where taxes are imposed. Consequently, income taxes have been recorded in these jurisdictions when appropriate. Our income tax expense is based on our income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. We provide for income taxes based on the tax laws and rates in effect in the countries in which operations are conducted and income is earned. The income tax rates and methods of computing taxable income vary substantially between jurisdictions. Our income tax expense is expected to fluctuate from year to year as our operations are conducted in different tax jurisdictions and the amount of pre-tax income fluctuates.
The determination and evaluation of our annual group income tax provision involves interpretation of tax laws in various jurisdictions in which we operate and requires significant judgment and use of estimates and assumptions regarding significant future events, such as amount, timing and character of income, deductions and tax credits. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. We recognize tax liabilities based on our assessment of whether our tax positions are sustainable and on estimates of taxes that will ultimately be due. Changes in tax laws, regulations, agreements, treaties, foreign currency exchange restrictions or our levels of operations or profitability in each jurisdiction may impact our tax liability in any given year. While our annual tax provision is based on the information available to us at the time, a number of years may elapse before the ultimate tax liabilities in certain tax jurisdictions are determined. Current income tax expense reflects an estimate of our income tax liability for the current year, withholding taxes, changes in prior year tax estimates as tax returns are filed, or from tax audit adjustments. Our deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reflected on the balance sheet. Valuation allowances are determined to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. To determine the amount of deferred tax assets and liabilities, as well as of the valuation allowances, we must make estimates and certain assumptions regarding future taxable income, including where our drilling units are expected to be deployed, as well as other assumptions related to our future tax position. A change in such estimates and assumptions, along with any changes in tax laws, could require us to adjust the deferred tax assets, liabilities, or valuation allowances.

Derivative Instruments
We use derivative financial instruments to reduce interest rate risks. The combined consolidated carve-out statements of operations includes an allocation of Seadrill’s derivatives’ gains and losses related to mark-to-market adjustments on floating to fixed interest rate swaps on the basis of the NADL Businesses’ proportion of Seadrill’s floating rate debt. It is also necessary to use judgment in estimating the value of the interest rate swap derivatives forming the basis of the mark-to-market adjustment. If different assumptions had been made, the amounts allocated to the statement of operations would have been different.
Goodwill
We allocate the cost of acquired businesses to the identifiable tangible and intangible assets and liabilities acquired, with any remaining amount being capitalized as goodwill. Goodwill is tested for impairment at least annually. We perform a goodwill impairment test as of December 31 for each reporting segment or a component of an operating segment that constitutes a business for which financial information is available and is regularly reviewed by management. We have determined that its reporting units are the same as its operating segments for the purpose of allocating goodwill and the subsequent testing of goodwill for impairment.

We first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two step goodwill impairment test. When assessing the qualitative factors to make this determination we consider amongst other things, the overall macroeconomic environment, drilling industry and market trends, trends in contracting costs and day rates, developments in interest rates, market values of drilling units, expectations of the future price of oil and our market capitalization. Based on a qualitative assessment performed as of December 31, 2013, our annual goodwill impairment test, we concluded that it was more-likely-than-not that the fair value of our reporting units exceeded their carrying amount and there was no impairment of goodwill.

If we dispose of assets that constitute a business, we allocate a portion of the reporting unit’s goodwill to that business in determining the gain or loss on the disposal of the business. The amount of goodwill that is allocated to the business is based on the relative fair values of that business and the portion of the reporting unit that will be retained..

Factors Affecting our Results of Operations
The principal factors which have affected our results and are expected to affect our future results of operations and financial position include:

•	the number and availability of our drilling units;

•	the dayrates of our drilling units;

•	the daily operating expenses of our drilling units;

•	utilization for our drilling units;

•	administrative expenses;

•	interest and other financial items; and

•	tax expenses.

Revenues
In general, each of our drilling units is contracted for a period of time to an oil and gas company to provide offshore drilling services at an agreed daily rate. Market dayrates have historically varied from approximately $50,000 per day to more than $650,000 per day, depending on the type of drilling rig and its capabilities, operating expenses, taxes and other factors. An important factor in determining the level of revenue is the technical utilization of the drilling rig. To the extent that our operations are interrupted due to equipment breakdown or operational failures, we do not generally receive daily rate compensation for the period of the interruption. Furthermore, our dayrates can be reduced in instances of interrupted or suspended service due to, among other things, repairs, upgrades, maintenance, force majeure or requested suspension of services by the client and other operating factors.
The terms and conditions of the contracts allow for compensation when factors beyond our control, including weather conditions, influence the drilling operations and, in some cases, for compensation when we perform planned maintenance activities. In general, we are entitled to cost escalation to compensate for industry specific cost increases as reflected in publicly available cost indices.
In addition to contracted daily revenue, customers may pay mobilization and demobilization fees for units before and after their drilling assignments, and may also pay reimbursement of costs incurred by us at their request for additional supplies, personnel and other services, not covered by the contractual daily rate.
Operating Expenses
Our operating expenses consist primarily of vessel and rig operating expenses, reimbursable expenses, depreciation and amortization and general and administrative expenses.
• Vessel and rig operating expenses are related to the drilling units we have in operation and include the remuneration of offshore crews, onshore rig supervision staff, expenses for repairs and maintenance, as well as other expenses specifically related to the drilling units.
• Reimbursable expenses are incurred at the request of customers, and include supplies, personnel and other services.
• Depreciation and amortization expenses are based on the historical cost of our drilling units and other equipment.
• General and administrative expenses include the costs of our regional offices in various locations, as well as the remuneration and other compensation of the directors and employees engaged in the management and administration of the Company.

A.    Results of Operations
Fiscal Year Ended December 31, 2013 compared to Fiscal Year Ended December 31, 2012

(In millions of U.S. dollars)	Year ended December 31, 2013	Year ended December 31, 2012
Total operating revenues	1,324.3	1,044.7
Total operating expenses	963.7	640.6
Operating income	360.6	404.1
Interest expense	(84.9)	(83.9)
Other financial items	(11.2)	(28.9)
Income before taxes	264.5	291.3
Income taxes	(28.9)	(109.6)
Net income	235.6	181.7

Total operating revenues
Total operating revenues for the year ended December 31, 2013 was $1,324.3 million compared to $1,044.7 million for the year ended December 31, 2012. Total operating revenues are predominantly contract revenues with additional amounts of reimbursable and other revenue. The increase in total operating revenues was primarily due to West Hercules commencing operations in January 2013 and contributed $151.1 million of contract revenues and related party revenues in 2013. In addition there was an increase in reimbursable revenues of $106.1 million in 2013 compared to 2012. The increased reimbursable revenues were mainly related to the winterization of the West Hercules paid by Statoil. In addition the West Elara commenced operations in March 2012 and therefore had increased operating revenues of $44.0 million in 2013 due to a full year of operations.
Total operating expenses

Total operating expenses for the year ended December 31, 2013 was $963.7 million compared to $640.6 million for the year ended December 31, 2012. The increase in operating expenses is related to same as for the revenue side discussed above. West Hercules commencing operations in January 2013 led to increased operating expenses of $133.5 million in 2013, whereof $58.5 represents the bareboat charter expense to Seadrill for the rental of the rig. Reimbursable expenses increased by $101.5 million, mainly related to the winterization work on West Hercules which was recharged to Statoil. Also the full year of operations for the West Elara led to increased operating expenses for this rig of $24.1 million in 2013 compared to 2012. Total operating expenses consist of vessel and rig operating expenses, depreciation and amortization, general and administrative expenses and reimbursable expenses. Vessel and rig operating expenses for the year ended December 31, 2013 was $527.1 million compared to $345.6 million for the year ended December 31, 2012.

Interest expense
Interest expense for the year ended December 31, 2013 was $84.9 million compared to $83.9 million for the year ended December 31, 2012.

Other financial items
Other financial items reported in the income statement include the following items:

(In millions of U.S. dollars)	Year ended December 31, 2013	Year ended December 31, 2012
Interest income	0.5	0.6
Loss on derivative financial instruments	(16.1)	(17.5)
Foreign exchange gain/(loss)	10.9	(12.0)
Other financial items	(6.5)	—
Total other financial items	(11.2)	(28.9)
The loss on derivative financial instruments relates to fair value adjustments to our interest rate swaps, cross currency swaps and forward exchange contracts. During the year ended December 31, 2013, the recognized loss from derivative financial instruments was $16.1 million compared to a loss of $17.5 million for the year ended December 31, 2012. These losses were primarily due to adjustments for the fair market value of these derivative financial instruments.
Foreign exchange gain of $10.9 million for the year ended December 31, 2013 compared to a loss of $12.0 million in the year ended December 31, 2012. This was primarily due to NOK denominated debt and taxes payable in Norway after the Norwegian Kroner weakened against the U.S. dollar during 2013, which is the opposite effect of the movements in the exchange rate during 2012. The other financial items of $6.5 are related to various financial fees incurred.
Income taxes
Income tax expense was $28.9 million for the year ended December 31, 2013 compared to $109.6 million for the year ended December 31, 2012. Our effective tax rate was approximately 10.9% for the year ended December 31, 2013, as compared to 37.6% for the year ended December 31, 2012.
The reduced effective tax rate for 2013 was primarily related to the uncertain tax position recognized in 2012 as discussed in Note 6 to our consolidated financial statements.
Significant amounts of income and costs are reported in nontaxable jurisdictions, such as Bermuda. Our drilling rig operations are normally carried out in taxable jurisdictions. In the tax jurisdictions where we operate, the corporate tax rate has ranged from 23% to 28% for earned income. Currently, the corporate tax rate for earned income is 27% in Norway and 23% in the United Kingdom. Further, losses in one tax jurisdiction may not be offset against taxable income in other jurisdictions. Accordingly, the effective tax rate may differ from period to period depending on the level of activity in and mix of each of the tax jurisdictions in which we conducted our operations and the level of income and expenses reported in nontaxable jurisdictions.

Fiscal Year Ended December 31, 2012 compared to Fiscal Year Ended December 31, 2011
The following table sets forth our operating results for the year ended December 31, 2012 and 2011.

(In millions of U.S. dollars)	Year ended December 31, 2012	Year ended December 31, 2011
Total operating revenues	1,044.7	938
Total operating expenses	640.6	536.0

Operating income	404.1	402.0
Interest expense	(83.90)	(77.6)
Other financial items	(28.9)	(38.2)

Income before taxes	291.3	286.2
Income taxes	(109.6)	(39.5)
Net income from continuing operations	181.7	246.7
Net income from discontinued operations	—	3.2
Net income	181.7	249.9
Total operating revenues
The following table sets forth our total operating revenues for the year ended December 31, 2012 and 2011.

(In millions of U.S. dollars)	Year ended December 31, 2012	Year ended December 31, 2011	Increase
Total operating revenues	1,044.7	938.0	11.4%
Total operating revenues for the year ended December 31, 2012 was $1,044.7 million compared to $938.0 million for the year ended December 31, 2011. Total operating revenues are predominantly contract revenues with additional, relatively small amounts of reimbursable and other revenue. The increase in total operating revenues was primarily due to the West Elara commencing operations in March 2012.
Total operating expenses
The following table sets forth our total operating expenses for the year ended December 31, 2012 and 2011.

(In millions of U.S. dollars)	Year ended December 31, 2012	Year ended December 31, 2011	Increase
Total operating expenses	640.6	536.0	19.5%

Total operating expenses for the year ended December 31, 2012 was $640.6 million compared to $536.0 million for the year ended December 31, 2011. The increase in operating expenses was due to the delivery of the West Elara, which commenced operations in March 2012 that accounted for an increase in operating expenses of $78.0 million. Total operating expenses consist of vessel and rig operating expenses, depreciation and amortization, general and administrative expenses and reimbursable expenses.
Vessel and rig operating expenses for the year ended December 31, 2012 was $345.6 million compared to $329.9 million for the year ended December 31, 2011. Depreciation and amortization for the year ended December 31, 2012 was $162.8 million compared to $140.7 million for the year ended December 31, 2011. General and administrative expenses for the year ended December 31, 2012 was $50.0 million compared to $35.4 million for the year ended December 31, 2011.Reimbursable expenses for the year ended December 31, 2012 was $82.2 million compared to $30.0 million for the year ended December 31, 2011. The increase was due to an increased level of variation order requests managed on behalf of our customers in accordance with the terms of our drilling contracts.
Interest expense

Interest expense for the year ended December 31, 2012 was $83.9 million compared to $77.6 million for the year ended December 31, 2011. The increase was primarily due to an overall increase in interest bearing debt.
Other financial items
Other financial items reported in the income statement include the following items:

(In millions of U.S. dollars)	Year ended December 31, 2012	Year ended December 31, 2011
Interest income	0.6	6.8
Loss on derivative financial instruments	(17.5)	(47.7)
Foreign exchange (loss)/gain	(12.0)	3.3
Other financial items	—	(0.6)
Total other financial items	(28.9)	(38.2)

During the period from May 2011 through December 31, 2012, we entered into interest rate swaps and forward exchange contracts, none of which are accounted for as hedges. During the year ended December 31, 2012, the recognized loss from derivative financial instruments was $17.5 million compared to a loss of $47.7 million for the year ended December 31, 2011. These losses were primarily due to adjustments for the fair market value of these derivative financial instruments. Foreign exchange losses of $12.0 million for the year ended December 31, 2012 were primarily due to taxes payable in Norway after the Norwegian Kroner strengthened against the U.S. dollar.
Income taxes
Income tax expense was $109.6 million for the year ended December 31, 2012 compared to $39.5 million for the year ended December 31, 2011. Our effective tax rate was approximately 37.6% for the year ended December 31, 2012, as compared to 13.8% for the year ended December 31, 2011.
The increased effective tax rate for 2012 was primarily related to the uncertain tax position recognized in 2012 as discussed in Note 6 to our consolidated financial statements.
Significant amounts of income and costs are reported in nontaxable jurisdictions, such as Bermuda. Our drilling rig operations are normally carried out in taxable jurisdictions. In the tax jurisdictions where we operate, the corporate tax rate has ranged from 12.5% to 30% for earned income. Currently, the corporate tax rate for earned income is 27% in Norway and 23% in the United Kingdom. Further, losses in one tax jurisdiction may not be offset against taxable income in other jurisdictions. Accordingly, the effective tax rate may differ from period to period depending on the level of activity in and mix of each of the tax jurisdictions in which we conducted our operations and the level of income and expenses reported in nontaxable jurisdictions.
B.    Liquidity and Capital Resources
We operate in a capital intensive industry and we have historically financed the purchase of drilling rigs and other capital expenditures through a combination of borrowings from commercial banks, proceeds from the issuance of bonds, cash generated from operations and equity capital. Our liquidity requirements relate to servicing debt and funding investments, funding working capital and the payment of dividends. Most of our contract and other revenues are received monthly in arrears, and most of our operating costs are paid on a monthly basis.
Our funding and treasury activities are conducted within corporate policies to maximize returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held mainly in U.S. dollars, with the addition of short term deposits in Norwegian Kroner, and Pounds Sterling.
Our short-term liquidity requirements relate to servicing debt and funding working capital requirements, including required payments under the management agreements and administrative services agreements with North Atlantic Management, Seadrill Management and other unrelated and related third parties. Sources of short-term liquidity include cash balances, available amounts under revolving credit facilities and receipts from our drilling contracts.
Our long-term liquidity includes funding the payment of our newbuilding commitments and the repayment of outstanding long-term debt.
Newbuilding Commitments

We have entered into a construction contract for one sixth generation harsh environment semi-submersible, the West Rigel, with corresponding contractual commitments, including project management, operation preparations, and variation orders, totaling $720 million of which we have paid $150 million as of December 31, 2013. The West Rigel is scheduled to be delivered to us in the second quarter of 2015. We will need to secure additional financing for the remaining yard installment, which will be due upon delivery of the rig.
As of December 31, 2013, we also had outstanding contractual commitments of $360 million relating to the newbuilding rig West Linus, which was paid in full in February 2014 upon delivery of the rig to us.

In June 2013, we entered into a combined sale and leaseback arrangement pursuant to which we sold the West Linus, a newbuilding harsh-environment semi-submersible drilling rig, to Ship Finance. Upon delivery of the rig to us from the shipyard in February 2014, we paid the final yard installment plus other project costs and variation orders which were financed through cash we received from Ship Finance. The total construction cost, including project management, operation preparations, and variation orders, is estimated to be $530 million of which we have paid $163 million as of December 31, 2013. In accordance with U.S. GAAP, we consolidate SFL Linus Ltd., which is the Ship Finance subsidiary that owns the rig, in our consolidated financial statements.
Operating Lease Commitments
Operating lease commitments at December 31, 2013 are summarized in the table below:

(In millions of U.S. dollars)	2014	2015	2016	2017	2018	2019 and thereafter
Leased premises	5.0	5.2	5.3	5.1	4.6	9.0

Our Borrowing Activities

Debt Facilities	Amounts Outstanding at
(In millions of U.S. dollars)	December 31, 2013	December 31, 2012
$2,000 Million Senior Secured Credit Facility	1,503.4	1,750.0
$500 Million 7.75% Unsecured Bond due 2018	500.0	500.0
Seadrill Revolving Credit Facility	5.0	175.0
$27.5 Million Shareholder Loan	—	27.5
$195 Million Related Party Loan	195.0	—
NOK 1,500 Million Unsecured bond due 2018	244.5	—
$475 Million Credit Facility	—	—
Total interest bearing debt	2,447.9	2,452.5
As of December 31, 2013 and December 31, 2012, we had $160.0 million and $146.0 million, respectively, available for draw down under our credit facilities.
$2,000 Million Senior Secured Credit Facility
On April 15, 2011, we entered into a $2,000 million senior secured credit facility with a syndicate of banks to refinance the existing debt related to three semi-submersible drilling units, the West Alpha, the West Phoenix, and the West Venture, two harsh environment jack-up units, the West Elara and the West Epsilon, and one drillship, the West Navigator, or the Acquired Vessels, which are mortgaged as collateral under this facility. This facility is comprised of a revolving facility in the amount of $1,000 million and a term loan facility in the amount of $1,000 million. This facility bears interest at LIBOR plus a margin of 2.0% per annum, and is repayable over a term of six years. As of December 31, 2013, the outstanding balance of this facility was $1,503.4 million, and the available and undrawn amount was $80 million.
$500 Million 7.75% Unsecured Bond due 2018
In April 2011, we issued a $500 million callable senior unsecured bond to Seadrill to partly finance the acquisition of the Acquired Vessels. The bond bears interest at a rate of 7.75% per annum, payable semi-annually in arrears, and matures in full on March 31, 2018. On December 20, 2012, Seadrill sold this bond to Metrogas Holdings Inc, or Metrogas, a party related to us, with a call option to repurchase the bond in full at a price equal to par plus unpaid accrued interest on the date of repurchase. On May 31, 2013, Seadrill exercised the option to repurchase the bond from Metrogas. As of December 31, 2013, the outstanding amount due under this bond was $500 million, which was held entirely by Seadrill. In February 2014, using the net proceeds we received from the issuance of the $600 million Senior Unsecured Notes, we prepaid in full the principal amount due under this bond and also an early termination fee of $22.5 million.
Seadrill Revolving Credit Facility
On March 30, 2012, we entered into a $200 million unsecured revolving credit facility with Seadrill, which was increased to $335 million as of June 28, 2013. This facility bears interest at LIBOR plus a margin of 3.0% and matures in January 2015. This loan was repaid in full in October 2013 with a portion of the proceeds of our NOK 1,500 million senior unsecured bond issue. On November 20, 2013, we irrevocably reduced the amount of borrowings available from $335 million to $85 million by written notice to Seadrill. As of December 31, 2013, the outstanding balance on this facility was $5.0 million and the available and undrawn amount $80 million.
$27.5 Million Shareholder Loan
On December 1, 2012, we entered into a $27.5 million unsecured loan facility with Seadrill. As of December 31, 2013, we have fully repaid this loan.
$195 Million Related Party Loan
On June 28, 2013, our variable interest entity, SFL Linus Ltd., entered into a $195 million unsecured loan from Ship Finance to be repaid at the earlier of June 30, 2029 or date of sale of the West Linus rig. The loan does not bear interest, however, Ship Finance reserves the right to charge interest. The proceeds of this loan were used to partially finance the acquisition of the West Linus. The loan is presented as long term debt to related parties on our balance sheet at December 31, 2013. As of December 31, 2013, the outstanding balance of this loan was $195 million.
NOK 1,500 Million Senior Unsecured Bond
On October 30, 2013, we successfully completed a NOK 1,500 million senior unsecured bond issue with maturity in October 2018. The bonds bear interest at 3-months NIBOR plus a margin of 4.40%. A portion of the net proceeds were used to repay the outstanding amount of $169 million under our Seadrill Revolving Credit Facility, and the remaining proceeds were used to repay, in part, our $2,000 Million Senior Secured Revolving Credit Facility. The bonds were listed on the Oslo Stock Exchange subsequent to December 31, 2013.
$475 Million Credit Facility
In June 2013, we entered into a sale and leaseback agreement for the West Linus with SFL Linus Ltd., a subsidiary of Ship Finance which we consolidate as a VIE. In October 2013, SFL Linus Ltd. entered into a $475 million secured term loan and revolving credit facility with a syndicate of banks to partially finance the acquisition of the West Linus, which has been pledged as security. The facility bears interest at LIBOR plus 2.75% per annum and is repayable over a term of five years with a balloon of $192 million payable at the maturity date. There were no amounts drawn as of December 31, 2013. SFL Linus entered into interest rate swap agreements in July 2013 in order to mitigate exposure to variability in cash flows for future interest payments on this loan. These swaps have an aggregate notional amount of $245.5 million with fixed interest rates between 1.8% and 2.0% with a term ranging between December 2013 and December 2018. SFL Linus Ltd. became eligible to draw down on the loan when it took delivery of the rig in February 2014 at which time it drew down the full amount of $475 million.
$600 Million 6.25% Senior Unsecured Notes due 2019
In January 2014, we completed the issuance of $600 million in aggregate principal amount of 6.25% senior unsecured notes due 2019. We used the gross proceeds of the senior unsecured notes issuance for the prepayment of indebtedness and transaction expenses and general corporate purposes. Seadrill has purchased approximately 27.5% of the aggregate principal amount of the senior unsecured notes. An application has been made for the notes to be listed on the Irish Stock Exchange. The indenture governing the senior unsecured notes contains customary financial and restrictive covenants that, among other things, restrict our ability to pay dividends, incur indebtedness, incur liens, and make certain investments. In addition, the indenture governing the senior unsecured notes contains other customary terms, including certain events of default, upon the occurrence of which, the notes may be declared immediately due and payable.

Covenants contained in our credit facilities
Our credit facilities generally contain financial covenants. The main financial covenants contained in our existing credit facilities are as follows:

•	Minimum liquidity requirement, which requires us to maintain cash and cash equivalents of at least $75 million.

•	Minimum interest coverage ratio requirement, which requires us to maintain a ratio of EBITDA (described below) to interest expense of at least 3:1.

•
Current ratio requirement, which requires us to maintain a ratio of current assets (excluding, among other things, minimum cash), to current liabilities (excluding the current portion of our long term debt) of at least 1:1.

•
Equity ratio requirement, which requires us to maintain a ratio of total equity to total assets of at least 25% throughout 2011 and 30% thereafter. Both equity and total assets are adjusted for the difference between book value and market values of drilling units.

•
Leverage ratio requirement, which requires us to maintain a ratio of net debt to EBITDA (described below) of no greater than 5:1 until and including the fourth quarter of 2014, and not to exceed 4.5:1 thereafter. Net debt is calculated as all interest bearing debt less cash and cash equivalents excluding minimum liquidity requirements.

The main financial covenants contained in our NOK 1,500 Million Senior Unsecured Bond are as follows:

•
Equity ratio requirement, which requires us to maintain a ratio of total equity to total assets of at least 30%. Both equity and total assets are adjusted for the difference between book value and market values of drilling units.

•	Minimum liquidity requirement, which requires us to maintain cash and cash equivalents of at least $75 million.

Our credit facilities and bonds contain customary restrictive covenants which may limit, among other things, our ability to:

•	incur additional indebtedness;

•	sell the mortgaged drilling rig, if applicable;

•	make additional investments or acquisitions;

•	pay dividends if there is an event of default or the aggregate amount of such dividends are more than 50% of the Company’s EBITDA (described below); and

•	effect a change of control in the Company.

A failure to comply with the covenants in our loan agreements could result in a default under those agreements and under other debt agreements containing cross-defaults provisions.
Our $2,000 Million Senior Secured Credit Facility is secured by:

•	Guarantees from the drilling rig owning subsidiaries and intra-group charterers (guarantors);

•	A first priority share charge over all of the shares issued by each of the guarantors;

•	A first priority mortgage in all collateral drilling units and any deed of covenant or general assignment thereto;

•	A first priority assignment of the earnings which arise out of the use of or operation of any of the collateral drilling units;

•	A first priority assignment of the bareboat charter contracts for the collateral drilling units;

•	A security interest in the earnings accounts; and

•	A first priority assignment of all of the insurance policies and contracts of insurance in respect of the collateral drilling units.

For the purposes of the above tests, EBITDA is defined as the earnings before interest, taxes, depreciation and amortization on a consolidated basis for the previous period of twelve month period as such term is defined in accordance with accounting principles consistently applied. However, in the event that we acquire rigs or rig owning entities with historical EBITDA available for the rigs' previous ownership, such EBITDA shall be included for covenant purposes in the relevant acquisition agreements, and if necessary, be annualized to represent a twelve (12) months historical EBITDA. In the event that we acquire rigs or rig owning companies without historical EBITDA available, we are entitled to base a twelve month historical EBITDA calculation on future projected EBITDA only subject to any new rig having a firm charter contract in place at the time of such EBITDA calculation. Further, it is agreed that EBITDA shall include any realized gains and/or losses in respect of the disposal of rigs or the disposal of shares in rig owning companies.
Additionally, we are a “restricted subsidiary” under the indenture relating to Seadrill’s $1,000 million 5 5/8% Senior Notes due 2017 and $500 million 6 1/8% Senior Notes due 2020. While we are not a guarantor of the notes or a party to the indentures thereto, Seadrill has agreed to cause us to comport with the restrictions on “restricted subsidiaries” contained in the indenture. Accordingly, Seadrill may use its influence over us to restrict our ability, among other things, to incur additional debt, pay dividends or issue guarantees, if Seadrill is required to do so under the terms of the indenture for the notes.
As of December 31, 2013, we were in compliance with all of the covenants under our debt agreements.

Covenants contained in the credit facility of SFL Linus Ltd., our consolidated VIE
On October 17, 2013, SFL Linus Ltd. entered into a $475 million secured term loan and revolving credit facility with a syndicate of banks to fund the acquisition of the West Linus, which has been pledged as security. While we are not, directly or indirectly, obligated to repay the borrowings under this facility, a breach of one or more of the covenants contained in this credit facility may have a material adverse affect on us. See “Item 3. Key Information-D. Risk Factors-Failure to comply with covenants and other provisions in our existing or future debt agreements, including the senior unsecured notes, could result in cross-defaults under our existing debt agreements, which would have a material adverse affect on us.”
The main financial covenants contained in the $475 Million Credit Facility are as follows:

•	Ship Finance is required to maintain cash and cash equivalents of at least $25 million.

•	Ship Finance is required to maintain positive working capital.

•	Ship Finance is required to have a ratio of total liabilities to total assets of at least 0.8 to 1.0 at the end of each quarter.

•	Seadrill is required to maintain cash and cash equivalents of at least $150 million.

•	Seadrill is required to maintain a leverage ratio of maximum 4.5 to 1.0.

•	Seadrill is required to maintain an interest coverage ratio of 2.5 to 1.0.

•	Seadrill is required to maintain a current ratio of at least 1.0 to 1.0.

•	Seadrill is required to maintain an equity ratio of at least 30%. Both equity and total assets are adjusted for the difference between book value and market values of drilling rigs.

•	We are required to comply with the same covenants set forth in our $2,000 Million Senior Secured Credit Facility and described above.

As of December 31, 2013, the Company, Seadrill and Ship Finance were in compliance with the bank loan covenants.

Derivatives
We use financial instruments to reduce the risk associated with fluctuations in interest and foreign exchange rates. Most of these agreements do not qualify for hedge accounting and any changes in the fair values of the financial instruments are included in the Consolidated Statement of Operations under "gain/(loss) on derivative financial instruments." Our consolidated VIEs have executed interest rate cash flow hedges in the form of an interest rate swap. The movements in the fair value of this hedging swap are reflected in "Accumulated other comprehensive income (loss)."

As of December 31, 2013, we had loss of $16.1 million (2012: loss of $17.5 million) in our consolidated statement of operations consisting of the following:

Interest-rate swap agreements and forward exchange contracts

Total realized and unrealized loss on interest-rate swap agreements, not qualified for hedge accounting, and cross currency interest rate swaps, and forward exchange contracts amounted to $15.9 million for the year ended December 31, 2013. The loss is recognized in the statement of operations as loss on derivative financial instruments.

As of December 31, 2013, the Company, including the VIE, had entered into interest rate swap contract with a combined outstanding principal amount of $1,345.5 million, as compared to $1,100.0 million at December 31, 2012, at rates between 1.15% per annum and 2.74% per annum, as compared to 1.15% and 2.74% in 2012.

As of December 31, 2013, we had outstanding cross currency interest rate swaps with principal amount of $253.5 million, as compared to $0 million at December 31, 2012, with maturity dates in October 2018 at rates of 6.18%.

As of December 31, 2013, we had forward exchange contracts to sell approximately $124 million, as compared to $170 million in 2012, in exchange for Norwegian Kroner between January 2014 and June 2014, at exchange rates ranging from NOK5.96 to NOK6.18 per US dollar.

Our Equity Activities
On February 11, 2011, we issued 3,000 common shares to Seadrill in connection with our formation.
On February 16, 2011, we issued 50,000,000 common shares in a private transaction exempt from registration under the Securities Act.    In March, 2011, we issued 150,000,000 common shares to Seadrill in connection with the closing of the North Atlantic Restructuring, in a private transaction exempt from registration under the Securities Act.
In March 2012, we issued 30,000,000 common shares in a private transaction exempt from registration under the Securities Act, of which Seadrill purchased 15,000,000 common shares.
In July 2011 and September 2011, we repurchased an aggregate of 2,373,823 common shares, which are held as treasury shares, at an average price of $7.20 per share based on the Bloomberg Composite Rate of NOK6.06 per $1.00 on December 31, 2013.
On November 19, 2012, we effected a consolidation of our common shares through a one-for-five reverse stock split. The repurchased shares are held by us as treasury shares. Following this reverse stock split we have 230,003,000 shares outstanding (including 2,373,863 treasury shares, which includes 40 shares that were repurchased by us in lieu of issuing fractional shares).
On February 3, 2014, we completed our underwritten initial public offering in the United States of 13,513,514 common shares at $9.25 per share.
On February 28, 2014, we completed our offer to exchange all of the unregistered common shares that we previously issued in our prior equity private placements (other than the common shares owned by affiliates of ours) for common shares that have been registered under the Securities Act. An aggregate of 53,068,404 common shares were validly tendered and exchanged in this transaction.

C.     Research and development, patents and licenses, etc.

We do not undertake any significant expenditure on research and development, and have no significant interests in patents or licenses.

D.     Trend information
We believe that recent oil and gas discoveries together with declining rates for existing fields will increase demand for additional drilling capacity in the Norwegian market as well as the wider North Atlantic Region. A significant percentage of the drilling units currently operating offshore Norway were built in the 1970s, and, with an economic lifespan of approximately 30 years, will need to be replaced with newer units over the next several years. In addition, growth in the harsh environment drilling market is also supported by oil and gas discoveries in the Barents Sea, the North Sea and offshore Arctic Russia. Oil companies continue to show interest for additional drilling units and ultra-large, high specification harsh environment jack-ups, similar to the West Elara and the West Linus, that satisfy more stringent drilling requirements and simultaneously host production equipment. However, this is a relatively small and specialized market. The Northern Atlantic area harsh environment drilling market is fragmented with several offshore drilling companies and a small number of drilling units. In Norway, no offshore drilling company has more than seven units in operation.

E.     Off Balance Sheet Arrangements
We had no off-balance sheet arrangements as of December 31, 2013 or 2012, other than operating lease obligations and other commitments in the ordinary course of business that we are contractually obligated to fulfill with cash under certain circumstances. These commitments include guarantees in favor of banks, suppliers and variable interest entities and guarantees towards third parties such as surety performance guarantees towards customers as it relates to our drilling contracts, contract bidding, customs duties, tax appeals and other obligations in various jurisdictions. Obligations under these guarantees are not normally called, as we typically comply with the underlying performance requirement. As of December 31, 2013, we had not been required to make collateral deposits with respect to these agreements. The maximum potential future payment are summarized in Note 26 in the Consolidated Financial Statements included in this Annual Report.

F.     Contractual Obligations
At December 31, 2013, we had the following contractual obligations and commitments*:

(In millions of U.S. dollars)	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years	Total
$2,000 Million Senior Secured Credit Facility	166.7	333.4	1,003.3	—	1,503.4
$500 Million 7.75% Unsecured Bond due 2018	—	—	500.0	—	500.0
$200 Million Revolving Credit Facility	—	5.0	—	—	5.0
NOK 1,500 Million bond loan	—	—	244.5	—	244.5
$195 Million related party loan Ship Finance	—	—	—	195.0	195.0
Total interest payments(1)	109.1	204.8	106.8	(2.9)	417.8
Accrued pension liabilities	14.6	21.0	18.0	4.0	57.6
Leased premises	5.0	10.5	9.7	9.0	34.2
Total drilling rig purchases(2)	360.0	454.4	—	—	814.4
Total contractual cash obligations	655.4	1,029.1	1,882.3	205.1	3,771.9

*	Contractual obligations under our $600 million 6.25% Senior Unsecured Notes due 2019, which we issued on January 31, 2014, are not included in the table above.

(1)
Interest payments are based on the assumption that all of our loans are fully drawn over the period. It is further assumed that no refinancing of existing loans takes place and that there is no repayment on revolving credit facilities. Interest has been calculated using the U.S. Dollar Yield Curve published by Bloomberg, plus agreed margins for each loan facility. The effects of interest rate swaps have been included in the calculations.

(2)    According to the terms of the sale and purchase agreement with Ship Finance, we were responsible for paying the final yard installment plus other project costs and variation orders on the construction of West Linus. The rig was delivered on February 18, 2014. The rig was financed through cash received from Ship Finance in connection with the combined sale and leaseback of the rig, which closed in June 2013.

G     SAFE HARBOR

See section entitled "Forward Looking Statements" in this Annual Report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENTAND EMPLOYEES
A.    Directors and Senior management
Set forth below are the names, ages and positions of our current directors and executive officers.

Name	Age	Position
John Fredriksen	69	Chairman of the Board of Directors
Kate Blankenship	49	Director and Audit Committee Member
Paul M. Leand, Jr.	47	Director
Cecilie Fredriksen	30	Director
Harald Thorstein	34	Director
Georgina Sousa	63	Director, Secretary
Alf Ragnar Løvdal	56	Chief Executive Officer of North Atlantic Management
Ragnvald Kavli	35	Chief Financial Officer of North Atlantic Management

Biographical information concerning the directors and executive officers listed above is set forth below.
John Fredriksen has served as our Chairman of the Board since September 2013. Mr. Fredriksen has also served as Chairman of the Board, President and a director of Seadrill since 2005. Mr. Fredriksen has also served since 1997 as Chairman, President, Chief Executive Officer and a director of Frontline, a Bermuda company listed on the NYSE, the Oslo Stock Exchange and the London Stock Exchange; since 2001 as Chairman of the Board, President and a director of Golar LNG Limited, a Bermuda company listed on the Nasdaq Global Market; and since 2004 as Chairman of the Board, President, CEO and a director of Golden Ocean Group, a Bermuda company publicly listed on the Oslo Stock Exchange and on the Singapore Exchange. Mr. Fredriksen is the father of Ms. Cecilie Fredriksen, a member of our Board of Directors.
Kate Blankenship has served as a director since our inception in February 2011. Mrs. Blankenship has also served as a director of Frontline since 2003 and Seadrill since May 2005. Mrs. Blankenship joined Frontline in 1994 and served as its Chief Accounting Officer and Secretary until October 2005. Mrs. Blankenship has been a director of Ship Finance since October 2003, Seadrill Partners since June 2012, Independent Tankers Corporation Limited since February 2008, Golar LNG Limited since July 2003, Golar LNG Partners LP since September 2007, Golden Ocean since November 2004, Archer Limited since its incorporation in 2007 and Avance Gas since October 2013. She is a member of the Institute of Chartered Accountants in England and Wales.
Paul Leand has served as a director since February 2012. Mr. Leand has been the Chief Executive Officer and director of AMA Capital Partners LLC (“AMA”), an investment bank specializing in the maritime industry since 2004. From 1989 until joining AMA in 1998 Mr. Leand served at the First National Bank of Maryland where he managed the Bank’s Railroad Division and its International Maritime Division. He has worked extensively in the U.S. capital markets in connection with AMA’s restructuring and mergers and acquisitions practices. Mr. Leand serves as a member of American Marine Credit LLC’s Credit Committee and served as a member of the Investment Committee of AMA Shipping Fund I, a private equity fund formed and managed by AMA. Mr. Leand has also served as a director of Ship Finance since 2003, Golar LNG Partners LP since 2011, and Seadrill since April 2013.
Cecilie Fredriksen has served as a director since our inception in February 2011. Ms. Fredriksen has been employed by Frontline Corporate Services Ltd. in London since 2007. Ms. Fredriksen has served as a director of Aktiv Kapital ASA since 2006, Archer Limited since 2008, Golden Ocean Group Limited since 2008, Ship Finance since 2008, Frontline Ltd. since 2010, Marine Harvest ASA since 2008 and Northern Offshore, Ltd since 2010. She received a BA in Business and Spanish from the London Metropolitan University in 2006. Ms. Fredriksen is a Norwegian citizen, resident in the United Kingdom. Ms. Fredriksen is the daughter of Mr. John Fredriksen, our Chairman.
Harald Thorstein has served as a director since September 2013. Mr. Thorstein has been employed by Frontline Corporate Services in London since 2011, prior to which he was employed in the Corporate Finance division of DnB NOR Markets from 2008 to 2011, specializing in the offshore and shipping sectors. Mr. Thorstein has an MSc in Industrial Economics and Technology Management from the Norwegian University of Science and Technology. Mr. Thorstein has served as a director of Seadrill Partners LLC since 2012, Ship Finance International Limited since 2011 and Northern Offshore Limited since 2012, and has served as the Chairman of the Board of Directors of Aktiv Kapital AS and Deep Sea Supply plc since May 2013.
Georgina E. Sousa has served as a director since September 2013. Mrs. Sousa has also served as our Secretary since our inception in February 2011. She is currently a director of Golar LNG Limited, a director and the Head of Corporate Administration for Frontline and the Company Secretary of Seadrill. Until January 2007, she was Vice-President-Corporate Services of Consolidated Services Limited, a Bermuda Management Company, having joined the firm in 1993 as Manager of Corporate Administration. From 1976 to 1982 she was employed by the Bermuda law firm of Appleby, Spurling & Kempe as a Company Secretary and from 1982 to 1993 she was employed by the Bermuda law firm of Cox & Wilkinson as Senior Company Secretary.

Alf Ragnar Løvdal has served as Chief Executive Officer of North Atlantic Management since January 2013. Mr. Løvdal served as Senior Vice President for Seadrill in the Asia Pacific region from April 2009 until December 2012. He was previously Chief Executive Manager of Seawell Mr. Løvdal has nearly 30 years of experience in the oil and gas industry, 20 years of which he was responsible for the well services business for the drilling contractor Smedvig, which Seadrill acquired in early 2006. Mr. Løvdal has held several senior positions including general manager of operations for the mobile units. Prior to his employment with Seadrill, Mr. Løvdal held various positions in different oil service companies, including five years of offshore field experience with Schlumberger. He has a degree in mechanical engineering from Horten Engineering Academy in Norway.
Ragnvald Kavli has served as Chief Financial Officer of North Atlantic Management since the completion of our initial public offering in January 2014 and is employed through North Atlantic Management. Since August 2013, Mr. Kavli has served as our Finance Director. Prior to his current position and since January 2009, Mr. Kavli has held a position in Investor Relations and Corporate Finance of Seadrill Limited and served as a director of such group from August 2012 through August 2013. Prior to joining Seadrill Limited in 2009, Mr. Kavli worked for Nordea Bank, within Shipping Offshore and Oilfield Services. Mr. Kavli has a degree in business administration from the University of Bath and a degree in finance from Macquarie University.
B.    Compensation
On September 20, 2013, at our annual general meeting of shareholders, the aggregate remuneration payable to our directors for 2013 was set to a maximum of $400,000. We anticipate that each non-management director will receive compensation for attending meetings of our board of directors, as well as committee meetings. In addition, each director will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Bermuda law. Further, none of the members of our board of directors or officers will receive any benefits upon termination of their directorships or officers positions. For the year ended December 31, 2013, we paid $210,000 in total compensation to directors.
All references in this Annual Report to “our officers” include those officers of North Atlantic Management and Seadrill Management who perform or performed, as the case my be, executive officer services for our benefit. For the year ending December 31, 2013, our Chief Executive Officer was paid aggregate compensation, excluding stock options, of $0.6 million, and exercised stock options of $0.1 million under the Seadrill stock option plan, in relation to his services to us and our parent company Seadrill. We have recorded our share of these costs, amounting to $0.5 million, in our consolidated financial statements. Until February 2014, our Chief Financial Officer was employed through Seadrill Management pursuant to a Services Agreement. Pursuant to this Services Agreement, Seadrill Management also provides us with certain other management services. We pay Seadrill Management a fee that includes the operating cost attributable to us plus a margin of 8%. In consideration of the services provided to us for the year ending December 31, 2013, including services of , our Chief Financial Officer during that time, we paid Seadrill Management remuneration for its services in the amount of $26.0 million and $18.9 million, respectively. See “Item 7 . Related Party Transactions - B. Related Party Transactions”.

C.    Board Practices
Each director holds office until his or her term expires at the next annual general meeting of shareholders or until his or her death, resignation, removal or the earlier termination of his or her term of office. All directors whose term expires are eligible for re-election. Officers are appointed from time to time by our board of directors and hold office until a successor is appointed or their employment is terminated.
Our board of directors currently consists of six members, of which two are considered “independent” under the rules of the NYSE: Mrs. Blankenship and Mr. Leand.
We do not maintain service contracts with any of our directors providing for benefits upon termination of employment.
Committees of the Board of Directors
Our board of directors has established an audit committee that consists of one director, Mrs. Kate Blankenship. Our audit committee is responsible for ensuring that we have an independent and effective internal and external audit system. Additionally, the audit committee supports the board of directors in the administration and exercise of its responsibility for supervisory oversight of financial reporting and internal control matters and maintains appropriate relationships with our auditors. Our board of directors has determined that Mrs. Blankenship qualifies as “independent” under Rule 10A-3 under the Exchange Act, and as an “audit committee financial expert” for purposes of SEC rules and regulations.

Our board of directors has also established a conflicts committee composed of at least two members of our board of directors to review all transactions that the board of directors believes may involve conflicts of interest, including without limitation, the exercise of the right of first refusal or any waiver of rights under the Cooperation Agreement, and will determine if such transaction and the resolution of the conflict of interest is fair and reasonable to us. At least 50% of the members of the conflicts committee may not be officers or employees of us or directors, officers or employees of Seadrill or its affiliates. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, and not a breach by our directors of any duties any of them may owe us or our shareholders.
Our board of directors may, in the future, establish such other committees as it determines from time to time.
D.    Employees
As of December 2013, we employed approximately 1,695 people, including contracted labor, in our offices in Stavanger, Bermuda, Bergen and Aberdeen, including 311 onshore employees and 1,384 offshore employees. Some of our employees and our contracted labor, who work in Norway and the United Kingdom, are represented by collective bargaining agreements. As part of the legal obligations in some of these agreements, we are required to contribute certain amounts to retirement funds and pension plans and have restricted ability to dismiss employees. In addition, many of these represented individuals are working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel costs, other increased costs or increased operating restrictions that could adversely affect our financial performance. We consider our relationships with the various unions as stable, productive and professional. At present, there are no ongoing negotiations or outstanding issues.
E.    Share ownership
The common shares beneficially owned by our directors and our executive officers are disclosed in “Item 7. Major Shareholders and Related Party Transactions-A. Major Shareholders.”
Equity Compensation Plans
On February 14, 2011, our board of directors resolved to establish a share option based incentive plan for our employees and directors, approved a set of rules applicable to the plan and reserved 6,000,000 of our authorized, but unissued common shares for use to satisfy future exercises of options granted under the plan.
Further, our board of directors also resolved that options granted prior to the listing of the underlying shares could be granted at an exercise price equal to the subscription price in the private placement in February 2011, or $8.50 per share.
No options have, to date, been granted under this plan.
In addition, on November 7, 2013, our board of directors approved and adopted a restricted stock unit plan, setting forth the rules pursuant to which our board of directors may, at its discretion, grant to eligible employees restricted stock units representing the right to receive common shares of us. As of the date of this annual report, 278,778 restricted stock units have been granted under this plan, which are scheduled to vest on December 1, 2016. All awards granted under the plan may vest early upon a change of control or a voluntary winding up of us.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
A.    Major shareholders
The following table sets forth information regarding beneficial ownership of our common stock for (i) owners of more than five percent of our common stock and (ii) our directors and officers, of which we are aware as of the date of this annual report.

Name	Number of shares	Percentage
Seadrill Limited (1)	169,663,723	70.4%
All other directors and executive officers individually	*	*

*	The remaining officers and directors individually own less that 1% of our outstanding shares of common stock.

(1)
Hemen Holding is Seadrill’s principal shareholder and, together with certain related entities, currently owns 115,097,583 shares representing 24.6% of Seadrill’s outstanding common shares. On April 18, 2013, a related trust bought in market transactions 2,015,790 call options in Seadrill with a strike price of $39.69 and maturity January 2015, for a price of $1.0678 per option. In addition, Hemen Holding has a total return swap agreement with underlying exposure to 3,900,000 shares of Seadrill. Hemen Holding owns 1,687,340 shares of us. In addition, Hemen Holding has a total return swap agreement with underlying exposure to 3,530,000 shares of us.

Our principal shareholders have the same voting rights as other holders of our shares of common stock. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.
B.    Related party transactions
North Atlantic Restructuring
On February 17, 2011, we entered into an agreement with Seadrill to acquire five harsh environment drilling units, by purchasing all of the shares in the Seadrill subsidiaries owning these drilling units, and one rig under construction, including all relevant contracts, spares, stores and offshore personnel related to the units, which we refer to as the North Atlantic Restructuring. On March 31, 2011, we completed the North Atlantic Restructuring at a purchase price of $2.35 billion, which consisted of a cash payment of $369.8 million, the issuance to Seadrill of 150,000,000 shares valued at $8.50 per share, the issuance of a $500 million 7.75% unsecured bond bearing interest at 7.75% for a term of seven years, and a $210 Million Shareholder Loan from Seadrill.
$500 Million 7.75% Unsecured Bond Due 2018
In April 2011, we issued a $500 million callable senior unsecured bond to Seadrill to partly finance the acquisition of the Acquired Vessels. The bond bears interest at a rate of 7.75% per annum, payable semi-annually in arrears, and matures in full on March 31, 2018. On December 20, 2012, Seadrill sold this bond to Metrogas Holdings Inc, or Metrogas, a party related to us, with a call option to repurchase the bond in full at a price equal to par plus unpaid accrued interest on the date of repurchase. On May 31, 2013, Seadrill exercised the option to repurchase the bond from Metrogas. As of December 31, 2013, the outstanding amount due under this bond was $500 million, which was held entirely by Seadrill. In February 2014, using the net proceeds we received from the issuance of the Senior Unsecured Notes, we prepaid in full the principal amount due under this bond and also an early termination fee of $22.5 million.
$210 Million Shareholder Loan
On October 24, 2011, we entered into a $210 million unsecured loan with Seadrill at an interest rate of 6.0% per annum. We repaid a portion of the loan amounting to $150.0 million on March 27, 2012 by issuing to Seadrill an aggregate of 15,000,000 common shares at $10.00 per share, and the remaining balance was repaid in full in March 2012.
Seadrill Revolving Credit Facility
On March 30, 2012, we entered into a $200 million unsecured revolving credit facility with Seadrill, which was increased to $335 million as of June 28, 2013. This facility bears interest at LIBOR plus a margin of 3.0% and matures in January 2015. This loan was repaid in full in October 2013 with a portion of the proceeds of our NOK 1,500 million senior unsecured bond issue. On November 20, 2013, we irrevocably reduced the amount of borrowings available from $335 million to $85 million by written notice to Seadrill. As of December 31, 2013, the outstanding balance on this facility was $5 million. Please see "Note 24 - Related Party Transactions" to our Consolidated Financial Statements included herein for additional information on this facility.
$195 Million Related Party Loan
On June 28, 2013, our variable interest entity, SFL Linus Ltd., entered into a $195 million unsecured loan from Ship Finance to be repaid at the earlier of June 30, 2029 or date of sale of the West Linus rig. The proceeds of this loan were used to partially finance the acquisition of the West Linus. The loan is presented as long term debt to related parties on our balance sheet at December 31, 2013. As of December 31, 2013, the outstanding balance of this loan $195 million.
Short-term Loans to Seadrill
In May 2012, we lent Seadrill $60 million with an annual interest rate of Libor plus a margin of 1.9%, of which $10 million was repaid on May 23, 2012 and the balance was repaid in full in July 2012. In June 2012, we lent Seadrill $120 million with an annual interest rate of Libor plus a margin of 1.9%, which was repaid in full in July 2012.
$27.5 Million Shareholder Loan

On December 1, 2012, we entered into a $27.5 million unsecured loan facility with Seadrill. As of December 31, 2013, we have fully repaid this loan.
Acquisition of the West Linus
In May 2011, we entered into an agreement to acquire a harsh environment jack-up rig, the West Linus, which was under construction at the time, from Seadrill for $90 million, the price that Seadrill had paid Jurong for the initial installment according to the construction contract.
Sale and Leaseback Agreement with Ship Finance
In June 2013, we entered into a combined sale and leaseback arrangement pursuant to which we sold the West Linus to Ship Finance. The drilling rig will be chartered back to us on a bareboat charter for a period of 15 years upon its delivery to us from the shipyard in February 2014, at a contracted daily rate of $222,000 for the first five years and an average of approximately $115,000 for the remaining ten years.
The purchase price paid by Ship Finance was the market value of the rig on the day it was delivered from Jurong determined as the average of valuations obtained from two independent rig brokers on a charter free basis, which was capped at $600 million. We received $195 million of the purchase price at the closing of the agreement, while the remaining balance of the purchase price was payable upon delivery of the rig. Ship Finance has secured financing of the purchase price for the West Linus through a combination of cash and debt. We were responsible for paying the final yard installment plus other project costs and variation orders for the construction of the West Linus, which was financed through cash we received from Ship Finance in connection with the combined sale and leaseback of the rig. Please see note 29 to our Consolidated Financial Statements included herein for additional information.
We have been granted four purchase options on each of the fifth, eighth, tenth and fifteenth anniversary of commencement of operations to repurchase the rig for $370 million, $295 million, $245 million and $170 million, respectively. Ship Finance has an option to sell the acquired shares back to us with immediate effect for an amount equal to all cash payments made by Ship Finance plus interest and expenses, if the rig has not been successfully delivered from the yard and unconditionally accepted by us by February 28, 2014. Ship Finance also has an option to sell the rig back to us at the end of the charter period for $100 million if we do not exercise our call options. Seadrill has granted a guarantee in the principal amount of up to $525 million issued in favor of Ship Finance, which will become payable in the event that the West Linus is not unconditionally accepted by us prior to June 30, 2014.
In accordance with U.S. GAAP, we have determined that SFL Linus Ltd., the Ship Finance subsidiary which owns the rig, is a variable interest entity, or VIE, and that we are the primary beneficiary of the risks and rewards connected with the ownership of the rig and the charter contract. Accordingly, the VIE is consolidated in our financial statements. We did not record any gain or loss from the sale of the unit in our financial statements, as it will continue to be reported as an asset at its original cost on our consolidated balance sheet and future payments on lease costs will be eliminated in our consolidated financial statements. At December 31, 2013, the unit is reported under Newbuildings on our consolidated balance sheet.
Private Placement Transactions
In March 2011, we issued an aggregate of 150,000,000 of our common shares to Seadrill in connection with the closing of the North Atlantic Restructuring.
On March 27, 2012, we completed a private placement of 30,000,000 of our common shares, of which Seadrill purchased 15,000,000 common shares. The proceeds from this private placement were partially used to fully repay our outstanding indebtedness to Seadrill under the Shareholder Loan.
Uncertain Tax Position
At December 31, 2012, we had a liability for an uncertain tax position of $142 million related to the move of legal entities to a new tax jurisdiction and the use of the U.S. dollar as the functional currency for tax reporting purposes, and an asset of $79 million related to an indemnity which Seadrill had given to us for any associated tax claims exceeding $63 million which is discussed in further detail in Note 6 to our audited consolidated financial statements, included herein. On June 28, 2013, we sold to Seadrill all of the shares of Seadrill Norge Holding AS and Seadrill Norge AS, our wholly-owned subsidiaries, which were counterparties to the tax dispute. As such, our provision for uncertain tax positions was reduced to $0 million at December 31, 2013.

Performance guarantees

Seadrill provides performance guarantees in connection with the Company’s drilling contracts, and charges the Company an annual fee of 1% of the guaranteed amount to provide these guarantees. The total amount of such guarantees was $300 million at December 31, 2013.
In addition, the Company has agreed to reimburse Seadrill for all claims made against Seadrill under the performance guarantees.
The following performance guarantees issued by Seadrill are currently outstanding:

•	$20 million performance guarantee in favor of Exxon dated June 28, 2011.

•	$50 million performance guarantee in favor of Statoil Petroleum AS dated August 19, 2010.

•	$25 million performance guarantee in favor of A/S Norske Shell effective from May 10, 2007.

•	$30 million performance guarantee in favor of Total E&P United Kingdom Limited dated July 12, 2010.

•	$25 million performance guarantee in favor of Statoil Petroleum AS dated March 31, 2011.

•	$50 million performance guarantee in favor of Conoco Philips dated April 12, 2011.

•	$50 million performance guarantee in favor of Statoil Petroleum AS dated April 19, 2010.

•	$50 million performance guarantee in favor of Statoil Petroleum AS dated January 2, 2012.

Services Agreement
North Atlantic Management contracts in certain management services from Seadrill Management in accordance with the terms of the Services Agreement. The agreement can be terminated by either party at ninety days notice. In consideration of the services provided, the Company pay Seadrill Management a fee that includes the operating costs attributable to us plus a margin 8%. Seadrill Management had charged North Atlantic Management a fee of $31.0 million for the fiscal year ended December 31, 2013.
Administrative Services
We also receive corporate, secretarial and certain other administrative services relating to the jurisdiction of Bermuda from Frontline Management (Bermuda) Ltd., or Frontline Management, under the Services Agreement with Seadrill Management. Frontline Management is a wholly-owned subsidiary of Frontline Ltd. (NYSE:FRO)(OSE:FRO), a company in which Hemen Holding Limited and other related companies, or Hemen Holding, is a principal shareholder.
Operation and Management of the West Hercules
The West Hercules, a harsh environment, semi-submersible drilling rig, is owned by a wholly-owned subsidiary of Ship Finance, a related party, and is controlled by Seadrill through a bareboat charter agreement that expires in 2023. Until October 31, 2013, we operated and managed this rig pursuant to an operational bareboat charter agreement that we entered into with Seadrill in July 2012. We have subsequently entered into a management agreement with Seadrill which replaced the bareboat charter agreement effective from November 1, 2013, pursuant to which we continue to operate and manage the West Hercules while it is employed under the drilling contract with Statoil. Details of the respective agreements are as follows:
Bareboat Agreement (effective July 2012 through October 31, 2013):
In July 2012, we entered into a bareboat charter agreement with Seadrill for the operation of the West Hercules. Under the terms of the agreement, we leased the West Hercules from Seadrill at a daily rate of $214,389 which was due to increase to $229,326 as of January 31, 2014, and operated the rig in Norway under a four year contract with Statoil which commenced on January 31, 2013. North Atlantic Management provided management services for the West Hercules during the drilling contract with Statoil and was responsible for, among other things, budgeting and accounting functions, technical management, staffing and commercial management of the customer and suppliers.
Termination Agreement (effective November 1, 2013):
We have agreed to assign the West Hercules drilling contract with Statoil to Seadrill and terminate the existing bareboat charter agreement between us and Seadrill effective from November 1, 2013. No compensation was payable by Seadrill in exchange for the assignment, nor was any compensation payable by us to Seadrill for the cancellation of the existing bareboat charter agreement.
Management Agreement (effective November 1, 2013):
We have entered into a management agreement with Seadrill containing the following key terms:

•	Effective November 1, 2013, subject to Statoil’s consent to the drilling contract assignment from us to Seadrill.

•	Expires on the date on which the drilling contract with Statoil is terminated or expires or the rig leaves Norwegian territorial waters.

•
We will be responsible for the technical operation, including manning the rig, supply of consumables, repairs and maintenance, regulatory compliance and other commercial management such as invoicing the client and dispute resolution.

•
All direct costs incurred by us as a consequence of the provision of services under the management agreement will be reimbursed by Seadrill with no mark up. These direct costs include normal and special operating costs, catering, commissions to agents and brokers, insurance, Seadrill corporate management and operational support fees, and other direct costs.

The management fee is approximately $34,500 per day, plus a bonus of $500 per day for each percentage point the economic utilization exceeds 95%, and the fee and bonus will be reviewed annually during the month of December each year based upon an analysis of the actual costs for the provision of services during the prior year then ending.
Archer Limited-Engineering Services
Archer Limited (OSE:ARCHER), a Bermuda oil service company in which Seadrill has a 39.9% equity interest, provides us with engineering services. We paid Archer Limited remuneration for its services in the amount of $4 million for the year ended December 31, 2013, which we believe is comparable to market terms.
Cooperation Agreement
At the closing of our initial public offering, we entered into a cooperation agreement, or the Cooperation Agreement, with Seadrill Limited. The following discussion describes certain provisions of the Cooperation Agreement.
Cooperation
Under the Cooperation Agreement, we received a right of first refusal to participate in any business opportunity, or a North Atlantic Business Opportunity, identified by Seadrill Limited or its controlled affiliates for drilling activities in the North Atlantic Region, which includes only the territorial waters and outer continental shelf jurisdiction of (i) Norway, (ii) the United Kingdom, (iii) Ireland, (iv) Denmark, (v) the Netherlands, (vi) the east coast of Greenland, (vii) Russia (west of the island of Diksonskiy), and (viii) all countries within the Baltic Sea and the Gulf of Bothnia. We will generally have between thirty (30) and ninety (90) days to either accept or reject such opportunity. If we reject or do not timely accept the North Atlantic Business Opportunity, Seadrill or its controlled affiliates may pursue the North Atlantic Business Opportunity. Seadrill Partners LLC is expressly excluded from the Seadrill affiliates subject to the Cooperation Agreement.
We have provided Seadrill or its controlled affiliates (other than us or our subsidiaries) with a right of first refusal to participate in any business opportunity, or a Seadrill Business Opportunity, identified by us for drilling activities outside of the North Atlantic Region. Seadrill will generally have between thirty (30) and ninety (90) days to either accept or reject such opportunity. If Seadrill rejects or does not timely accept the Seadrill Business Opportunity, we may pursue the Seadrill Business Opportunity.
Conflicts Committee
Under the Cooperation Agreement, a conflicts committee has been established to review all transactions that the board of directors believes may involve conflicts of interest, including exercise of the right of first refusal described in the two preceding paragraphs, or any waiver of our rights under the Cooperation Agreement and will determine such transaction and the resolution of the conflict of interest is fair and reasonable to us. At least 50% of the members of the conflicts committee may not be officers or employees of us or directors, officers or employees of our controlling shareholder or its affiliates. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, and not a breach by our directors of any duties any of them may owe us or our shareholders.
Term, Termination and Amendments
The Cooperation Agreement has a five (5) year term and shall terminate with immediate effect in the event Seadrill ceases to beneficially own a majority of our outstanding common shares. The Cooperation Agreement may be amended or terminated at any time upon the written agreement of the parties.
Related Party Balances
The following are the related party balances as of December 31, 2013 and 2012:

(in millions of U.S. dollars)	December 31, 2013	December 31, 2012
Receivables
Seadrill Ltd	0.1	102.3
Seadrill Offshore AS	4.5	140.6
Seadrill Management AS	1.2	—
Total receivables	5.8	242.9

Payables
Seadrill Insurance Ltd.	3.8	4.5
Seadrill Management UK Ltd	2.9	—
Seadrill Management AS	—	7.9
Seadrill Deepwater Crewing Ltd.	—	11.7
Seadrill Deepwater Units Pte Ltd.	6.1	12.1
Seadrill Eminence Ltd	—	10
Other Seadrill subsidiaries	0.2	1.1
Total payables	13.0	47.3
Non-current shareholder loan from Seadrill	5.0	175
Non-current loan facility from Seadrill Eminence Ltd.	—	27.5
Bond loan, subscribed in full by Seadrill.	500.0	500.0
Non-current related party loan from Ship Finance	195.0	—

Receivables and payables with related parties arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled monthly in arrears. Amounts due to Seadrill and its subsidiaries under business operations are unsecured, interest-free and intended to be settled in the ordinary course of business. Interest charged relating to the bond loan and shareholder loan to Seadrill for the year ending December 31, 2013 and 2012 was $44.7 million and $43.5 million, respectively. Interest charged relating to the loan from Seadrill Eminence for the year ending December 31, 2013 was $0.5 million.
C.    Interests of experts and counsel.
Not applicable.

ITEM 8.	FINANCIAL INFORMATION
A.    Consolidated Statements and Other Financial Information
See “Item 18. Financial Statements.”
Legal Proceedings
We are routinely party, as plaintiff or defendant, to claims and lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of our drilling units, in the ordinary course of our business or in connection with our acquisition activities. We believe that the resolution of such claims will not have a material adverse effect on our operations or financial condition, and currently has no outstanding legal proceeding which we consider to be material.
On April 20, 2012, our wholly-owned subsidiaries Seadrill Norge Holding AS and Seadrill Norge AS issued a writ against the Norwegian tax authorities. The writ challenges their tax re-assessment related to a change of tax jurisdiction for some of our subsidiaries and calculation of taxable gains. Seadrill agreed to pay and indemnify us for all of our liabilities related to this ongoing tax claim with the Norwegian tax authorities in excess of $63 million. Management performed an analysis for uncertain tax positions in the various jurisdictions in which we operate in accordance with ASC Topic 740 Income Taxes. Based on the analysis, a tax liability related to uncertain tax positions of $142.0 million and $63 million was recorded as of December 31, 2012 and December 31, 2011, respectively. On June 28, 2013, we sold to Seadrill all of the shares in Seadrill Norge Holding AS and Seadrill Norge AS. As such, our provision for uncertain tax positions was reduced to $0 million at December 31, 2013. See Note 6 to our audited consolidated financial statements, contained herein.
Dividend Policy

Under our Bye-laws, our board of directors may declare cash dividends or distributions out of retained earnings and contributed surplus and may also pay a fixed cash dividend biannually or on other dates. Our board of directors’ objective is to generate competitive returns for our shareholders. Any dividends declared will be in the sole discretion of the board of directors and will depend upon earnings, restrictions in our debt agreements, market prospects, current capital expenditure programs and investment opportunities, the provisions of Bermuda law affecting the payment of distributions to shareholders and other factors. Under Bermuda law, the board of directors has no discretion to declare or pay a dividend if there are reasonable grounds for believing that (a) the Company is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of the Company’s assets would thereby be less than its liabilities.
In addition, since we are a holding company with no material assets other than the shares of our subsidiaries through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries’ distributing to us their earnings and cash flows.
We have paid the following dividends per share since our inception in the first quarter of 2011 in respect of the periods set forth below:

Fourth quarter 2013*	$0.23
Third quarter 2013	$0.225
Second quarter 2013	$0.225
First quarter 2013	$0.225
Fourth quarter 2012	$0.225
Third quarter 2012	$0.225
Second quarter 2012	$0.225
First quarter 2012	$0.225
Fourth quarter 2011	$0.225
Third quarter 2011	$0.2
Second quarter 2011	$0.175
____________________

Our ability to pay dividends is also subject to our ability to satisfy financial covenants contained in our financing arrangements. See “Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources-Credit Facilities.”
B.    Significant Changes.
Please see Note 29 - Subsequent Events to our Consolidated Financial Statements included herein

ITEM 9.	OFFER AND THE LISTING

A4.    Offer and Listing Details.
Our common shares have traded on the Norwegian OTC List since February 24, 2011 and on the New York Stock Exchange, or NYSE, since January 29, 2014, under the symbol “NADL.”
The following tables set forth the high and low prices for our common shares as reported on the Norwegian OTC List for the periods listed below. Share prices are presented in U.S. dollars per common share based on the Bloomberg Composite Rate on each day of measurement. On March 31, 2014, the exchange rate between the Norwegian Kroner and the US. dollar was NOK5.99 to one US. Dollar based on the Bloomberg Composite Rate in effect on that date. The number of common shares are for all prior periods adjusted to reflect the consolidation of our common shares through a one-for-five reverse stock split, which our board of directors made effective as of November 19, 2012.

	NYSE		Norwegian OTC List
	High (US$)	Low (US$)	High (US$)	Low (US$)
For the Fiscal Year Ended
December 31, 2011*	—	—	9.65	6.85
December 31, 2012	—	—	10.75	7.40
December 31, 2013	—	—	10.72	8.24

*	The high and low prices presented for the fiscal year ended December 31, 2011 are during the period from February 24, 2011 through and including December 31, 2011.

	NYSE		Norwegian OTC List
	High (US$)	Low (US$)	High (US$)	Low (US$)
For the Quarter Ended
March 31, 2012	—	—	10.75	7.45
June 30, 2012	—	—	9.70	7.40
September 30, 2012	—	—	9.75	7.80
December 31, 2012	—	—	10.48	9.54
March 31, 2013	—	—	10.72	9.04
June 30, 2013	—	—	9.25	8.29
September 30, 2013	—	—	10.03	8.24
December 31, 2013	—	—	9.84	9.180
March 31, 2014	9.25	8.00	9.40	8.33
**

	NYSE		Norwegian OTC List
	High (US$)	Low (US$)	High (US$)	Low (US$)
For the Month
September 2013	—	—	9.78	9.26
October 2013	—	—	9.80	9.32
November 2013	—	—	9.84	9.44
December 2013	—	—	9.74	9.18
January 2014***	9.25	8.54	9.40	8.65
February 2014	9.13	8.00	8.74	8.33
March 2014	9.20	8.20	8.90	8.51

***	The high and low prices of our common shares on the NYSE are during the period from January 29, 2014 through and including January 31, 2014.

B.    Plan of Distribution
Not applicable
C.    Markets.
Our common shares have traded on the Norwegian OTC List since February 24, 2011 and on the New York Stock Exchange, or NYSE, since January 29, 2014, under the symbol “NADL.”
D.    Selling Shareholders
Not applicable.

E.    Dilution
Not applicable.
F.    Expenses of the Issue
Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
A.    Share capital.
Not applicable.
B.    Memorandum and Articles of Association.
Our Memorandum of Association and Amended and Restated Bye-Laws have been filed as exhibits 3.1 and 3.3, respectively, to the Registration Statement on Form F-1 (Registration No. 333-185394), declared effective by the SEC on January 28, 2014, and is hereby incorporated by reference into this annual report. Information regarding the rights, preferences and restrictions attaching to our common shares is described in the section entitled “Description of Capital Stock” in our Registration Statement on Form F-1 (Registration No. 333-185394), declared effective by the SEC on January 28, 2014, and is incorporated by reference herein, provided that since the date of such Registration Statement, our total issued and outstanding common shares has increased to 243,516,514 as of March 11, 2014.
C.    Material contracts.
Attached as exihibits 4.3 to 4.6 to this annual report are the contracts we consider to be both material and outside the ordinary course of business during the two-year period immediately preceding the date of this annual report. We refer you to “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Credit Facilities” and “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions” for a discussion of these agreements.
Other than as set forth above, there were no material contracts, other than contracts entered into in the ordinary course of business.
D.    Exchange controls.
The Bermuda Monetary Authority, or the BMA, must give permission for all issuances and transfers of securities of a Bermuda exempted company like ours, unless the proposed transaction is exempted by the BMA’s written general permissions. We have obtained general permission from the BMA to issue any unissued common shares and for the free transferability of our common shares as long as our common shares are listed on an “appointed stock exchange.” The New York Stock Exchange is an “appointed stock exchange and are freely transferable among persons who are residents and non-residents of Bermuda.
Although we are incorporated in Bermuda, we are classified as a non-resident of Bermuda for exchange control purposes by the BMA. Other than transferring Bermuda Dollars out of Bermuda, there are no restrictions on our ability to transfer funds into and out of Bermuda or to pay dividends in currency other than Bermuda Dollars to U.S. residents (or other non-residents of Bermuda) who are holders of our common shares.
In accordance with Bermuda law, share certificates may be issued only in the names of corporations, individuals or legal persons. In the case of an applicant acting in a special capacity (for example, as an executor or trustee), certificates may, at the request of the applicant, record the capacity in which the applicant is acting. Notwithstanding the recording of any such special capacity, we are not bound to investigate or incur any responsibility in respect of the proper administration of any such estate or trust.
We will take no notice of any trust applicable to any of our shares or other securities whether or not we had notice of such trust.
E.    Taxation

The following is a discussion of the material Bermuda and U.S. federal income tax consequences to our Company and to a “U.S. Holder” and a “Non-U.S. Holder”, as each term is defined below. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the U.S. dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with shareholders who own the common stock as a capital asset. Moreover, this discussion is based upon laws, regulations and other authorities in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local and foreign law of the ownership of shares of our common stock.
Bermuda and Other Non-United States Tax Considerations

As of the date of this Annual Report, we are not subject to taxation under the laws of Bermuda. Distributions we receive from our subsidiaries also are not subject to any Bermuda tax. As of the date of this Annual Report, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, or estate duty or inheritance tax payable by non-residents of Bermuda in respect of capital gains realized on a disposition of our common stock or in respect of distributions they receive from us with respect to our common stock. This discussion does not, however, apply to the taxation of persons ordinarily resident in Bermuda. Bermuda shareholders should consult their own tax advisors regarding possible Bermuda taxes with respect to dispositions of, and distributions on, our common stock. We have received from the Minister of Finance under The Exempted Undertaking Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, the imposition of any such tax shall not be applicable to us or to any of our operations or shares, debentures or other obligations, until March 31, 2035. This assurance is subject to the proviso that it is not to be construed to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda or to prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967. The assurance does not exempt us from paying import duty on goods imported into Bermuda. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda government. We and our subsidiaries incorporated in Bermuda pay annual government fees to the Bermuda government. Bermuda currently has no tax treaties in place with other countries in relation to double-taxation or for the withholding of tax for foreign tax authorities.

United States Federal Income Tax Considerations
In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to U.S. Holders and Non-U.S. Holders, each as defined below, of the ownership of our common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as banks, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt organizations, dealers in securities or currencies, traders in securities that elect the mark-to-market method of accounting for their securities, investors whose functional currency is not the United States dollar, investors that are or own our common shares through partnerships or other pass-through entitles, investors that own, actually or under applicable constructive ownership rules, 10 percent or more of our common shares, persons that will hold the common shares as part of a hedging transaction, “straddle” or “conversion transaction,” persons who are deemed to sell the common shares under constructive sale rules and persons who are liable for the alternative minimum tax may be subject to special rules. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect. This discussion deals only with holders who hold the common shares as a capital asset. The discussion below is based, in part, on the description of our business as described herein and assumes that we conduct our business as described herein. Unless otherwise noted, references in the following discussion to the “Company,” “we” and “us” are to North Atlantic Drilling Ltd. and its subsidiaries on a consolidated basis.
United States Federal Income Taxation of U.S. Holders
As used herein, the term “U.S. Holder” means a beneficial owner of common shares that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a United States person for United States federal income tax purposes.
If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax advisor.
Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in the holder’s common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.
Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate (a “U.S. Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such U.S. Non-Corporate Holders at preferential tax rates provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the New York Stock Exchange, on which our common shares are listed); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (as discussed below); (3) the U.S. Non-Corporate Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common share); and (4) the U.S. Non-Corporate Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar related property. There is no assurance that any dividends paid on our common shares will be eligible for these preferential tax rates in the hands of a U.S. Non-Corporate Holder.
Special rules may apply to any “extraordinary dividend” generally, a dividend paid by us in an amount which is equal to or in excess of ten percent of a U.S. Non-Corporate Holder’s adjusted tax basis (or fair market value in certain circumstances) in a share of common shares paid by us. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a U.S. Non-Corporate Holder’s adjusted tax basis (or fair market value in certain circumstances). If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.
Sale, Exchange or other Disposition of Common Shares
Subject to the discussion of passive foreign investment companies below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such shares The U.S. Holder’s initial tax basis in its shares generally will be the U.S. Holder’s purchase price for the shares and that tax basis will be reduced (but no below zero) by the amount of any distributions on the shares that are treated as non-taxable returns of capital (as discussed above under “-United States Federal Income Taxation of U.S. Holders-Distributions”). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.
3.8% Tax on Net Investment Income
For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual will generally be subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s net investment income for the taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000). A U.S. Holder that is an estate or a trust will generally be subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s undistributed net investment income for the taxable year and (2) the excess of the U.S. Holder’s adjusted gross income for the taxable year over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins for the taxable year. A U.S. Holder’s net investment income will generally include distributions made by us which constitute a dividend for U.S. federal income tax purposes and gain realized from the sale, exchange or other disposition of our shares. This tax is in addition to any income taxes due on such investment income.
If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the 3.8% tax on net investment income to the ownership and disposition of our common shares.
Passive Foreign Investment Company
Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or PFIC for United States federal income tax purposes. In general, a foreign corporation will be treated as a PFIC with respect to a United States shareholder in such foreign corporation, if, for any taxable year in which such shareholder holds stock in such foreign corporation, either:

•
at least 75 percent of the corporation’s gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50 percent of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether a foreign corporation is a PFIC, it will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which it owns at least 25 percent of the value of the subsidiary’s stock.
Income earned by a foreign corporation in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless the foreign corporation is treated under specific rules as deriving its rental income in the active conduct of a trade or business or receiving the rental income from a related party.
Based on the current and anticipated valuation of our assets, including goodwill, and composition of our income and assets, we intend to take the position that, and our counsel Seward & Kissel LLP is of the opinion that, we will not be treated as a PFIC for U.S. federal income tax purposes for our current taxable year or in the foreseeable future. This opinion is based and its accuracy is conditioned on representations, valuations and projections provided by us regarding our assets and income to our counsel. While we believe these representations, valuations and projections to be accurate, no assurance can be given that they will continue to be accurate. Moreover, we have not sought, and we do not expect to seek, a ruling from the Internal Revenue Service, or the IRS, on this matter. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.
As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common shares, as discussed below.
If we were to be treated as a PFIC for any taxable year, a U.S. Holder would be required to file IRS Form 8621 with the IRS for that year with respect to such U.S. Holder’s common shares.
Taxation of U.S. Holders Making a Timely QEF Election
If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder would make a QEF election with respect to any year that our company is a PFIC by filing IRS Form 8621 with his United States federal income tax return. If we were aware that we or any of our subsidiaries were to be treated as a PFIC for any taxable year, we would, if possible, provide each U.S. Holder with all necessary information in order to make the QEF election described above. If we were to be treated as a PFIC, a U.S. Holder would be treated as owning his proportionate share of stock in each of our subsidiaries which is treated as a PFIC and such U.S. Holder would need to make a separate QEF election for any such subsidiaries. It should be noted that we may not be able to provide such information if we did not become aware of our status as a PFIC in a timely manner.
Taxation of U.S. Holders Making a “Mark-to-Market” Election
Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our shares are treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. The “mark-to-market” election will not be available for any of our subsidiaries. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such holder’s adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. It should be noted that the mark-to-market election would likely not be available for any of our subsidiaries which are treated as PFICs.
Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election
Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common shares in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period before the taxable year for the common shares), and (2) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders’ aggregate holding period for the common shares;

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These rules would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common shares. If a Non-Electing Holder who is an individual dies while owning our common shares, such holder’s successor generally would not receive a step-up in tax basis with respect to such shares.
United States Federal Income Taxation of “Non-U.S. Holders”
A beneficial owner of our common shares that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”
If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, your are encouraged to consult your tax advisor.
Dividends on Common Shares
Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common shares, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income may be taxable only if it is also attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.
Sale, Exchange or Other Disposition of Common Shares
Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain may be taxable only if it is also attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common shares, including dividends and the gain from the sale, exchange or other disposition of the common shares that are effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, its earnings and profits that are attributable to the effectively connected income, subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30 percent, or at a lower rate as may be specified by an applicable United States income tax treaty.
Backup Withholding and Information Reporting
In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if paid to a non-corporate U.S. Holder who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that he has failed to report all interest or dividends required to be shown on his federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an applicable IRS Form W-8.
If a Non-U.S. Holder sells his common shares to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the Non-U.S. Holder certifies that he is a non-U.S. person, under penalties of perjury, or otherwise establishes an exemption. If a Non-U.S. Holder sells his common shares through a non-United States office of a non-United States broker and the sales proceeds are paid to the Non-U.S. Holder outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to a Non-U.S. Holder outside the United States, if the Non-U.S. Holder sells common shares through a non-United States office of a broker that is a United States person or has some other contacts with the United States.
Backup withholding is not an additional tax. Rather, a taxpayer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the taxpayer’s income tax liability by filing a refund claim with the IRS.
Individuals who are U.S. Holders (and to the extent specified in applicable Treasury Regulations, certain individuals who are Non-U.S. Holders and certain United States entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations). Specified foreign financial assets would include, among other assets, our common shares, unless the shares are held through an account maintained with a United States financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury Regulations, an individual Non-U.S. Holder or a United States entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of United States federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including United States entities) and Non-U.S. Holders are encouraged consult their own tax advisors regarding their reporting obligations under this legislation.
Other Tax Considerations
In addition to the tax consequences discussed above, we may be subject to tax in one or more other jurisdictions where we conduct activities. The amount of any such tax imposed upon our operations may be material.
F.    Dividends and paying agents.
Not applicable.
G.    Statement by experts.
Not applicable.
H.    Documents on display.
We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. In accordance with these requirements we file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800)

SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we and other registrants have filed electronically with the SEC. Our filings are also available on our website at www.nadlcorp.com. This web address is provided as an inactive textual reference only. Information contained on our website does not constitute part of this annual report.
Shareholders may also request a copy of our filings at no cost, by writing or telephoning us at the following address:

North Atlantic Drilling Ltd.
C/O North Atlantic Management AS
Lokkeveien 107
P.O. Box 109, 4001 Stavanger
Norway
Tel.: +47 51 30 90 00
Fax: +47 51 30 90 01
I.    Subsidiary Information
Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to various market risks, including foreign currency fluctuations, changes in interest rates and credit risk. Our policy is to hedge our exposure to these risks where possible, within boundaries deemed appropriate by management. We accomplish this by entering into appropriate derivative instruments and contracts to maintain the desired level of risk exposure.
Our activities expose us primarily to the financial risks of changes in foreign currency exchange rates and interest rates as described below.
Foreign currency risk management
We have U.S. dollars as our functional currency because the majority of our revenues and cash inflows are denominated in dollars. Accordingly, our reporting currency is also U.S. dollars. We do, however, earn some of our revenue and incur some of our expenses in other currencies (primarily Norwegian Kroner and Pounds Sterling) and there is therefore a risk that currency fluctuations could have an adverse effect on our cash flows.
Our foreign currency risk arises from the measurement of debt and other monetary assets and liabilities denominated in foreign currencies converted to U.S. dollars, with the resulting gain or loss recorded as “Other financial items” and the impact of fluctuations in exchange rates on the reported amounts of our revenues and expenses which are contracted in foreign currencies.
As of December 31, 2013, we had entered into the following derivative contracts to manage our foreign currency risks:

(In millions of U.S. dollars)	Notional amount	Fair value
Currency forward contracts	$124	$0.2
A 1% change in the exchange rate between the U.S. dollar and the bought forward currencies would result in a fair value gain or loss of $1.2 million that would be reflected in our consolidated statements of operations, based on our currency forward contracts as of December 31, 2013.
Interest rate risk
A significant portion of our debt obligations and surplus funds placed with financial institutions are subject to movements in interest rates. It is our policy to obtain the most favorable interest rates available without increasing our foreign currency exposure. In line with this strategy, we make use of a revolving tranche of our Seadrill Revolving Credit Facility or a revolving tranche of our $2,000 million senior secured credit facility by repaying outstanding borrowings with surplus funds or increasing outstanding borrowings as needed. Working capital is placed in bank accounts with floating interest rates held with reputable financial institutions.

We have no significant interest bearing assets other than cash and cash equivalents; therefore our income and operating cash flows are substantially independent of changes in market interest rates.
Interest rate swaps are used to manage our exposure to interest rate risks by converting floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. At December 31, 2013, we had interest rate swap agreements with an outstanding principal amount of $1,100 million. Contract lengths range from 4.7 to 7 years with start dates between May 2011 and December 2012 and termination dates between January 2016 and December 2019.
Financial instruments
The following table summarizes the notional amounts and estimated fair values of our financial instruments as of December 31, 2013:

(In millions of U.S. dollars)	Notional amount	Fair value
Interest rate swap	$1,100	$39.9

The fair value of interest rate swaps is the estimated amount that our counterparties would receive or pay to terminate the swap agreements at the reporting date. The valuation technique used to determine the fair value of interest rate swaps approximates the net present value of the swap contracts’ future cash flows.
In addition to the above interest rate swaps, one of our fully-consolidated VIE has executed interest rate cash flow hedges in the form of interest rate swaps. Movements in their fair value are reflected in "Accumulated other comprehensive income (loss)", with their fair value recorded as "Other current assets" or "Other current liabilities". As of December 31, 2013, the fully-consolidated VIE had entered into interest rate swap agreements with a combined outstanding principal amount of $246 million, as compared to $0 million in 2012, at a rate of 1.77% to 2.01% per annum. This swap agreements matures between October and December 2018, and the fair value as of December 31, 2013 was as follows:

(In millions of U.S. dollars)	Notional amount	Fair value
Interest rate swap	$246.0	$2.3
At December 31, 2013 we also had outstanding cross currency interest rate swaps with principal amount of $253.5 million (December 31, 2012: $0 million) with maturity date October 2018 at rates ranging at 6.18% per annum. The fair value of our cross currency interest rate swap contracts as of December 31, 2013 (December 31, 2012: $0 million), was as follows:

(In millions of U.S. dollars)	Notional amount	Fair value
Cross currency swap	$253.5	$13.1

As of December 31, 2013, our net effective exposure to floating interest rate fluctuations on our outstanding debt was $348.3 million, based on our total net interest bearing debt of $2,447.9 million less the $1,599.6 million principal of our floating to fixed interest rate swaps, less the $500 million in fixed interest loans. An increase or decrease in short-term interest rates of one percentage point would thus increase or decrease our effective interest expense by approximately $3.5 million on an annual basis as of December 31, 2013.

Concentration of credit risk
The market for our services is the offshore oil and gas industry, and our customers consist primarily of major integrated oil companies, independent oil and gas producers and government owned oil companies. We perform ongoing credit evaluations of our customers and generally do not require collateral in our business agreements. Reserves for potential credit losses are maintained when necessary.

The following table shows the distribution of contract revenue by customer:

	2013	2012
Customer
Statoil	57%	46%
Shell	14%	17%
Total	13%	16%
BG Norge Limited	—%	13%
ExxonMobil	12%	8%
Other	4%	—%

Total	100%	100%
We may also face credit related losses in the event that counterparties to our derivative financial instrument contracts do not perform according to the terms of the contract. The credit risk arising from these counterparties relates to unrealized profits from derivative contracts. We generally do not require collateral for our financial instrument contracts. In the opinion of management, the relevant counterparties are creditworthy financial institutions, and we do not expect any significant loss to result from their non-performance. The credit exposure of derivative contracts is represented by the fair value of contracts with a positive fair value at the end of each period.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Material Modifications to the Rights of Security Holders
Use of Proceeds
Our Registration Statement on Form F-1 (Registration No. 333-185394), relating to our underwritten initial public offering of common shares, was declared effective by the SEC on January 28, 2014. The offering date of the initial public offering was January 28, 2014 and the initial public offering was completed on February 3, 2014. Morgan Stanley & Co. LLC acted as lead book-running manager in the offering, Barclays Capital Inc., Goldman, Sachs & Co. and RS Platou Markets AS acted as joint book-running managers in the offering and DNB Markets and Scotiabank / Howard Weil acted as co-managers in the offering. The aggregate price of the offering amount registered was $143,750,000, based on the public offering price of $9.25 per share. 13,513,514 registered common shares were sold in the initial public offering at a public offering price of $9.25 per share, with gross offering proceeds totaling $125,000,000. The over-allotment option to purchase an additional 2,027,027 common shares was never exercised.
The total net proceeds to us from the offering was approximately $116.3 million, after deducting the portion of underwriters’ discounts and commissions and expenses payable by us of approximately $1.2 million. The discount to the underwriters was $0.555 per share for an aggregate underwriting discount of approximately $7.5 million. We incurred other offering-related expenses (including filing, legal and accounting fees) of approximately $2.3 million, of which approximately $1.1 million was paid and expensed prior to September 30, 2013 and were not reflected in the calculation of net proceeds.
As of the date of this annual report, we have used substantially the net proceeds of the initial public offering for repayment of debt and general corporate purposes and working capital.

ITEM 15.	CONTROLS AND PROCEDURES
(a)    Disclosure of controls and procedures.
We evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2013. Based on that evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
(b)    Management's annual report on internal control over financial reporting.
This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.
(c)    Attestation report of the registered public accounting firm.
This annual report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.
(d)    Changes in internal control over financial reporting.
There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that the sole member of the audit committee, Kate Blankenship, is an independent director and is the audit committee financial expert.

ITEM 16B.	CODE OF ETHICS
We have adopted a code of conduct that applies to all entities controlled by the Company and its employees, directors, officers and agents. A copy of our code of ethics has been filed as an exhibit to our Registration Statement on Form F-1 (Registration No. 333-185394) and is also available on our website at www.nadlcorp.com.
Shareholders may also request a copy of our code of conduct at no cost, by writing or telephoning us at the following address:
North Atlantic Drilling Ltd.
C/O North Atlantic Management AS
Lokkeveien 107
P.O. Box 109, 4001 Stavanger
Norway
Tel.: +47 51 30 90 00
Fax: +47 51 30 90 01

ITEM 16C.	PRINCIPAL ACCOUNTING FEES AND SERVICES
Our principal accountants for the fiscal years ended December 31, 2013 and 2012 was PricewaterhouseCoopers AS. The following table sets forth the fees related to audit and other services provided by PricewaterhouseCoopers AS.

(in U.S. dollars)	2013	2012
Audit fees (a)	1,462,349	1,371,778
Audit-related fees (b)	—	—
Taxation fees (c)	—	—
All other fees (d)	—	—
Total	1,462,349	1,371,778
a)    Audit Fees
Audit fees represent professional services rendered for the audit of our annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.

b)    Audit-Related Fees
Audit-related fees consist of assurance and related services rendered by the principal accountant related to the performance of the audit or review of our financial statements which have not been reported under Audit fees above.

c)    Taxation Fees
Taxation fees represent fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

d)    All Other Fees
All other fees include services other than audit fees, audit-related fees and taxation fees set forth above.

e)    Audit Committee’s Pre-Approval Policies and Procedures
Our Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that requires the Board to approve the appointment of our independent auditor before such auditor is engaged, and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2013 and 2012 were approved by the Board pursuant to the pre-approval policy.

ITEM 16D.	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES
None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES
None.

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
None.

ITEM 16G.	CORPORATE GOVERNANCE
Pursuant to an exception under the NYSE listing standards available to foreign private issuers, we are not required to comply with all of the corporate governance practices followed by U.S. companies under the NYSE listing standards, which are available at www.nyse.com. Pursuant to Section 303.A.11 of the NYSE Listed Company Manual, we are required to list the significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies. Set forth below is a list of those differences.
Independence of Directors. The NYSE requires that a U.S. listed company maintain a majority of independent directors. As permitted under Bermuda law and our Bye-laws, two of six members of our board of directors are independent according to the NYSE’s standards for independence.
Compensation Committee and Nominating/Corporate Governance Committee. The NYSE requires that a listed U.S. company have a compensation committee and a nominating/corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. As permitted under Bermuda law and our Bye-laws, we do not currently have a compensation committee or nominating or corporate governance committee.
Executive Sessions. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. As permitted under Bermuda law and our Bye-laws, our non-management directors do not regularly hold executive sessions without management and we do not expect them to do so in the future.
Audit Committee. The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members. As permitted by Rule 10A-3 under the Exchange Act, our audit committee consists of one independent member of our board of directors. Pursuant to our audit committee charter, the audit committee confers with our independent registered public accounting firm and reviews, evaluates and advises the board of directors concerning the adequacy of our accounting systems, our financial reporting practices, the maintenance of our books and records and our internal controls. In addition, the audit committee reviews the scope of the audit of our financial statements and results thereof.
Corporate Governance Guidelines. The NYSE requires U.S. companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Bermuda law and we have not adopted such guidelines.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS
See “Item 18. Financial Statements.”

ITEM 18.	FINANCIAL STATEMENTS
The financial statements, together with the report of PricewaterhouseCoopers AS thereon, beginning on page F-1, are filed as a part of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description
1.1	Memorandum of Association of North Atlantic Drilling Ltd. (1)
1.2	Amended and Restated Bye-laws of North Atlantic Drilling Ltd. (1)
2.1	Form of Common Stock Certificate
4.1	Equity Compensation Plan (1)
4.2	Restricted Stock Unit Plan (1)
4.3	General Management Agreement between North Atlantic Drilling Ltd. and North Atlantic Management AS (1)
4.4	Services Agreement between North Atlantic Management AS and Seadrill Management AS (1)
4.5	Management and Administrative Services Agreement between Seadrill Management Ltd. and North Atlantic Management Ltd. relating to the West Hercules (1)
4.6	Cooperation Agreement
4.7	$2,000 Million Senior Secured Credit Facility between North Atlantic Drilling Ltd. and a Syndicate of Banks, dated April 15, 2011 (1)
4.8	$500 Million 7.75% Unsecured Bond due 2018(1)
4.9	Seadrill Revolving Credit Facility between North Atlantic Drilling Ltd. and Seadrill Limited, dated March 30, 2012 (1)
4.10	Amendment No. 1 to the Seadrill Revolving Credit Facility between North Atlantic Drilling Ltd. and Seadrill Limited, dated June 28, 2013 (1)
4.11	$195 Million Related Party Loan (1)
4.12	NOK 1,500 Million Senior Unsecured Bond due 2018 (1)
4.13	Indenture relating to 6.25% $600 Million Senior Unsecured Notes due 2019
8.1	List of Subsidiaries of North Atlantic Drilling Ltd.
11.1	Code of Conduct (1)
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
_____________

(1)	Incorporated by reference to the Company’s Registration Statement on Form F-1 (File No. 333-185394), which was declared effective by the Securities and Exchange Commission on January 28, 2014.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NORTH ATLANTIC DRILLING LTD.

	By:	/s/ Alf Ragnar Løvdal
Name: Alf Ragnar Løvdal Title: Chief Executive Officer of North Atlantic Management AS (Principal Executive Officer of North Atlantic Drilling Ltd)
Date: April 22, 2014

INDEX TO FINANCIAL STATEMENTS OF NORTH ATLANTIC DRILLING LTD.
Consolidated and Combined Consolidated Carve-out Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Statement of Operations for the years ended December 31, 2013, 2012 and Combined Consolidated Carve-out Statement of Operations for the year ended December 31, 2011	F-3

Consolidated Statement of Comprehensive Income for the years ended December 31, 2013, 2012 and Combined Consolidated Carve-out Statement of Comprehensive Income for the year ended December 31, 2011	F-4

Consolidated Balance Sheet as of December 31, 2013 and 2012	F-5

Consolidated Statement of Cash Flows for the years ended December 31, 2013, 2012 and Combined Consolidated Carve-out Statement of Cash Flows for the year ended December 31, 2011	F-6

Consolidated Statement of Changes in Equity for the years ended December 31, 2013, 2012 and Combined Consolidated Carve-out Statement of Changes in Equity for the year ended December 31, 2011	F-8

Notes to the Consolidated and Combined Consolidated Carve-out Financial Statements	F-9

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of North Atlantic Drilling Ltd.:
In our opinion, the accompanying consolidated balance sheets and the related consolidated and combined consolidated carve-out statements of operations, of comprehensive income, of cash flows and of changes in equity present fairly, in all material respects, the financial position of North Atlantic Drilling Ltd. and its subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers AS
Oslo, Norway
April 22, 2014

NORTH ATLANTIC DRILLING LTD.

Consolidated Statement of Operations for the years ended December 31, 2013, 2012 and Combined Consolidated Carve-out Statement of Operations for the year ended December 31, 2011
(In millions of U.S. dollars, except per share data)

	Years Ended December 31,
	2013	2012	2011
Operating revenues
Contract revenues	1,116.7	955.4	881.3
Reimbursables	195.3	89.2	33.3
Related party revenues	12.1	—	—
Other revenues	0.2	0.1	23.4

Total operating revenues	1,324.3	1,044.7	938.0

Operating expenses
Vessel and rig operating expenses	527.1	345.6	329.9
Reimbursable expenses	183.7	82.2	30.0
Depreciation and amortization	188.0	162.8	140.7
General and administrative expenses	64.9	50.0	35.4

Total operating expenses	963.7	640.6	536.0

Net operating income	360.6	404.1	402.0

Financial items
Interest income	0.5	0.6	6.8
Interest expense	(84.9)	(83.9)	(77.6)
Foreign exchange gain/(loss)	10.9	(12.0)	3.3
Loss on derivative financial instruments	(16.1)	(17.5)	(47.7)
Other financial items	(6.5)	—	(0.6)

Total financial items	(96.1)	(112.8)	(115.8)

Income before income taxes	264.5	291.3	286.2

Income taxes	(28.9)	(109.6)	(39.5)

Net income from continuing operations	235.6	181.7	246.7

Net income from discontinued operations, net of tax	—	—	3.2

Net income	235.6	181.7	249.9

Basic and diluted earnings per share—continuing operations	1.04	0.82	1.28
Basic and diluted earnings per share—discontinued operations	—	—	0.02
Basic and diluted earnings per share—total	1.04	0.82	1.30

Declared dividend per share	0.905	0.900	0.375

See accompanying notes that are an integral part of these Consolidated and Combined Consolidated Carve-out Financial Statements.

NORTH ATLANTIC DRILLING LTD.

Consolidated Statement of Comprehensive Income for the years ended December 31, 2013, 2012 and Combined Consolidated Carve-out Statement of Comprehensive Income for the year ended December 31, 2011
(In millions of U.S. dollars)

	Years Ended December 31,
	2013	2012	2011
Net income	235.6	181.7	249.9

Other comprehensive gain / (loss), net of tax:
Change in actuarial loss relating to pension	(6.6)	(21.2)	(3.6)
Change in unrealized loss on interest rate swaps in VIE	(2.3)	—	—

Other comprehensive loss, net of tax	(8.9)	(21.2)	(3.6)

Total comprehensive income for the year ended	226.7	160.5	246.3

Total comprehensive loss attributable to non-controlling interests	(2.3)	—	—

Total comprehensive income attributable to the shareholders	229.0	160.5	246.3

Note: All items of other comprehensive income/(loss) are stated net of tax

See accompanying notes that are an integral part of these Consolidated and Combined Consolidated Carve-out Financial Statements.

NORTH ATLANTIC DRILLING LTD.

Consolidated Balance Sheet as of December 31, 2013 and 2012
(In millions of U.S. dollars)

	December 31, 2013	December 31, 2012
ASSETS
Current assets
Cash and cash equivalents	84.1	98.4
Restricted cash	25.3	23.6
Accounts receivables, net	221.7	211.9
Amount due from related party	5.8	242.9
Deferred tax assets	2.9	9.5
Other current assets	43.6	42.4

Total current assets	383.4	628.7

Non-current assets
Goodwill	480.6	480.6
Deferred tax assets	16.4	25.8
Newbuildings	312.9	248.7
Drilling units	2,377.8	2,416.2
Other non-current assets	128.2	138.5

Total non-current assets	3,315.9	3,309.8

Total assets	3,699.3	3,938.5

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt	166.7	166.7
Amount due to related party	13.0	47.3
Trade accounts payable	10.4	5.7
Tax payable	17.9	71.4
Deferred taxes	—	12.1
Other current liabilities	223.4	398.8

Total current liabilities	431.4	702.0

Non-current liabilities
Long-term interest bearing debt	1,581.2	1,583.3
Long term debt to related party	700.0	702.5
Deferred taxes	35.7	22.1
Pension liabilities	57.6	50.1
Other non-current liabilities	35.9	40.4

Total non-current liabilities	2,410.4	2,398.4

Shareholders’ equity
Common shares of par value $5.00 per share: 227,629,137 shares outstanding at December 31, 2013 and 2012.	1,138.1	1,138.1
Additional paid in capital	1.3	0.8
Contributed surplus	834.3	834.3
Contributed deficit	(1,188.4)	(1,186.1)
Accumulated other comprehensive loss	(39.4)	(32.8)
Non controlling interest	(2.3)	—
Accumulated earnings	113.9	83.8

Total shareholders’ equity	857.5	838.1

Total liabilities and shareholders’ equity	3,699.3	3,938.5

See accompanying notes that are an integral part of these Consolidated and Combined Consolidated Carve-out Financial Statements.

NORTH ATLANTIC DRILLING LTD.

Consolidated Statement of Cash Flows for the years ended December 31, 2013, 2012 and Combined Consolidated Carve-out Statement of Cash Flows for the year ended December 31, 2011
(In millions of U.S. dollars)

	Years Ended December 31,
	2013	2012	2011
Cash Flows from Operating Activities
Net income	235.6	181.7	249.9
Net income from discontinued operations	—	—	3.2
Net income from continuing operations	235.6	181.7	246.7
Adjustments to reconcile net income to net cash provided by continuing operations:
Depreciation and amortization	188.0	162.8	140.7
Amortization of deferred loan charges	6.2	5.2	7.7
Amortization of unfavorable contracts	—	—	(23.3)
Amortization of CIRR gain	—	—	(3.2)
Amortization of mobilization revenue	(16.8)	(10.7)	(16.7)
Amortization of mobilization cost	7.1	—	—
Amortization of deferred revenue	(11.9)	(1.6)	—
Amortization of tax assets	9.1	9.1	(80.1)
Proceeds from mobilization fees	52.5	24.0	—
Payments for long-term maintenance	(96.4)	(49.6)	(38.4)
Unrealized loss related to derivative financial instruments	(13.0)	12.2	47.7
Unrealized foreign exchange gain	(9.7)	—	(3.1)
Share based payments expense	0.5	0.8	0.7
Deferred income tax expense	20.0	8.4	(52.1)
Gain on disposal of fixed assets	(0.2)	(0.1)	—
Changes in operating assets and liabilities
Trade accounts receivable	(9.8)	(58.0)	(1.1)
Trade accounts payable	4.8	(17.3)	3.8
Change in amounts due from / to related party	89.4	(133.4)	(4.7)
Other receivables and other assets	(13.0)	(5.0)	32.4
Tax payable	(10.4)	(40.3)	(39.5)
Other liabilities	(6.8)	166.0	80.8
Other, net	—	—	36.3

Net cash provided by continuing operations	425.2	254.2	334.6

Net cash provided by discontinued operations	—	—	60.5

Net cash provided by operations	425.2	254.2	395.1

See accompanying notes that are an integral part of these Consolidated and Combined Consolidated Carve-out Financial Statements.

NORTH ATLANTIC DRILLING LTD.

Consolidated Statement of Cash Flows for the years ended December 31, 2013, 2012 and Combined Consolidated Carve-out Statement of Cash Flows for the year ended December 31, 2011
(In millions of U.S. dollars)

	Years Ended December 31,
	2013	2012	2011
Cash Flows from Investing Activities
Additions to newbuilding	(64.2)	(195.1)	(453.2)
Additions to rigs and equipment	(36.9)	(31.5)	(36.8)
Additions to other fixed assets	(1.4)	(0.9)	—
Proceeds from sale of other fixed assets	0.2	0.1	—
Loan to related party	—	(180.0)	—
Proceeds from settlement of related party loan	—	180.0	—
Change in restricted cash	(1.6)	(11.4)	99.6

Net cash used in investing activities from continuing operations	(103.9)	(238.8)	(390.4)

Net cash used in investing activities by discontinued operations	—	—	(2.1)
Net cash used in investing activities	(103.9)	(238.8)	(392.5)

Cash Flows from Financing Activities
Repayments of debt	(246.7)	(166.7)	(1,668.6)
Proceeds from debt	250.6	—	2,102.6
Debt fees paid	—	—	(30.6)
Repayments of shareholder loan	(659.4)	(530.0)	(110.9)
Proceeds from new shareholder loan	355.0	682.5	122.4
Proceeds from related party loan	193.5	—	—
Changes in owner`s equity and repayment of owner`s funding	—	—	(541.0)
Repayment of related party loan	(21.6)	—	—
Proceeds from issuance of equity, net of issuance cost	—	147.3	418.1
Purchase of treasury shares	—	—	(18.7)
Dividends paid	(205.4)	(197.7)	(73.7)

Net cash used in/(provided by) financing activities from continuing operations	(334.0)	(64.6)	199.6

Net cash provided used in financing activities by discontinued operations	—	—	(101.1)

Net cash used in/(provided by) financing activities	(334.0)	(64.6)	98.5

Effect of exchange rate changes on cash and cash equivalents	(1.6)	0.2	(0.1)

Net increase decrease in cash and cash equivalents from discontinued operations	—	—	(42.7)

Net (decrease)/increase in cash and cash equivalents	(14.3)	(49.0)	143.7
Cash and cash equivalents at beginning of the period	98.4	147.4	3.7

Cash and cash equivalents at the end of period	84.1	98.4	147.4

Supplementary disclosure of cash flow information
Interest paid, net of capitalized interest	82.9	97.6	69.9
Taxes paid	9.0	66.0	102.9

See accompanying notes that are an integral part of these Consolidated and Combined Consolidated Carve-out Financial Statements.

NORTH ATLANTIC DRILLING LTD.

Consolidated Statement of Changes in Equity for the years ended December 31, 2013, 2012 and Combined Consolidated Carve-out Statement of Changes in Equity for the year ended December 31, 2011 (In millions of U.S. dollars)

	Invested Equity	Share Capital	Additional paid-in capital	Contributed surplus	Retained earnings	Other comprehensive loss	NCI	Contributed deficit	Total equity
Balance at December 31, 2010	1,675.5	—	—	—	—	(8.0)	—	—	1,667.5
Net income	76.4	—	—	—	—	—	—	—	76.4
Discontinued operations not contributed to the Company	(415.0)	—	—	—	—	—	—	—	(415.0)
Movement in Invested Equity	146.1	—	—	—	—	—	—	—	146.1
Issued at inception (3000 shares at par value of USS5 each)	—	—	—	—	—	—	—	—	—
Issuance of common shares in private placement	—	250.0	175.0	—	—	—	—	—	425.0
Cost related to capital increase	—	—	-6.9	—	—	—	—	—	—
Issuance of common shares to Seadrill in exchange for harsh environment rigs	—	750.0	525.0	—	—	—	—	—	1,275.0
Operations contributed to the Company	(1,047.7)	—	—	—	—	—	—	1,047.7	—
Purchase of Seadrill companies owning harsh environment rigs	—	—	—	—	—	—	—	(2,354.8)	(2,354.8)
Balance at March 31, 2011	435.3	1,000.0	693.1	—	—	(8.0)	—	(1,307.1)	813.3
West Phoenix contributed to the company	(435.3)	—	—	—	—	—	—	435.3	—
Settlement for West Phoenix	—	—	—	—	—	—	—	(365.8)	(365.8)
Purchase of treasury shares	—	(11.9)	(6.8)	—	—	—	—	—	(18.7)
Stock options	—	—	0.7	—	—	—	—	—	0.7
Other comprehensive income	—	—	—	—	—	(3.6)	—	—	(3.6)
Dividend paid	—	—	—	—	(73.7)	—	—	—	(73.7)
Net income	—	—	—	—	173.5	—	—	—	173.5
Balance at December 31, 2011	—	988.1	687.0	—	99.8	(11.6)	—	(1,237.6)	525.7
Issuance of common shares in private placement	—	150.0	150.0	—	—	—	—	—	300.0
Cost related to capital increase	—	—	(2.7)	—	—	—	—	—	(2.7)
Stock options	—	—	0.8	—	—	—	—	—	0.8
Distribution of West Phoenix settlement payment	—	—	—	—	—	—	—	(27.5)	(27.5)

Reduction of share premium	—	—	(834.3)	834.3	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	(21.2)	—	—	(21.2)
Dividend paid	—	—	—	—	(197.7)	—	—	—	(197.7)
Effect of tax indemnification							—	79.0	79.0
Net income	—	—	—	—	181.7	—	—	—	181.7

Balance at December 31, 2012	—	1,138.1	0.8	834.3	83.8	(32.8)	—	(1,186.1)	838.1
Other comprehensive income	—	—	—	—	—	(6.6)	(2.3)	—	(8.9)
Stock options	—	—	0.5	—	—	—	—	—	0.5
Common control transaction	—	—	—	—	—	—	—	(2.3)	(2.3)
Dividend paid	—	—	—	—	(205.5)	—	—	—	(205.5)
Net income	—	—	—	—	235.6	—	—	—	235.6

Balance at December 31, 2013	—	1,138.1	1.3	834.3	113.9	(39.4)	(2.3)	(1,188.4)	857.5
See accompanying notes that are an integral part of these Consolidated and Combined Consolidated Carve-out Financial Statements.

Note 1- General information

North Atlantic Drilling Ltd. (“we”, “the Company”, or “our”) was a Norwegian Over The Counter (N-OTC) listed company at December 31, 2013. On January 29, 2014 the Company was listed on the New York Stock Exchange. Refer also to note 29 (subsequent event) for additional details. The Company was formed as a wholly owned subsidiary of Seadrill Limited (“Seadrill”, “the Parent”) on February 10, 2011, under the laws of Bermuda to acquire certain continuing businesses of Seadrill in the North Atlantic region. We were registered on the N-OTC list on February 24, 2011. As used herein, and unless otherwise required by the context, the term “North Atlantic” refers to North Atlantic Drilling Limited and the terms “Company”, “we”, “Group”, “our” and words of similar import refer to North Atlantic and its consolidated companies for the periods that are consolidated and the combined consolidated group for the periods that are combined and consolidated. The use herein of such terms as group, organization, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

Through the acquisition of other companies from Seadrill and investment in newbuildings, the Company has developed into a leading offshore drilling contractor in the North Atlantic Area. As of December 31, 2013, we owned eight offshore drilling rigs, including two rigs under construction. Our fleet consists of one drillship, three jack-up rigs (of which one were under construction) and four semi-submersible rigs (of which one were under construction) for operations in harsh environments.

Key formation activities

On February 16, 2011, the Company issued 50 million shares to the general public in a private placement and raised $425 million.

On March 21, 2011, the Company entered into a contract with Jurong Shipyard Pte Ltd for the construction of the West Linus, a jack-up drilling rig, and recorded a liability to Seadrill for $90.0 million representing the amount paid by Seadrill on the Company’s behalf for the first installment for the construction of the drilling rig.

On March 31, 2011, the Company acquired 100% of the equity interests of certain wholly owned subsidiaries of Seadrill, which owned 100% of four operating drilling rigs - West Alpha, West Epsilon, West Venture and West Navigator - and the contracts for the construction of one jack-up drilling rig, West Elara, including the associated drilling contracts, offshore personnel and management. In addition, the drilling contract, offshore personnel and management related to the West Phoenix drilling rig was included in this transaction (set forth below is a breakdown of the consideration paid for the West Phoenix rig). The consideration of $2,354.8 million has been accounted for as a common control transaction. As such the consolidation of the purchased companies was based on Seadrill’s net asset carrying values of $1,047.7 million, including goodwill of $480.6 million. The excess of the consideration transferred, which was based on the fair value of drilling rigs, drilling contracts, offshore personnel and management, over the carrying amount of net assets received from Seadrill, of $1,307.1 million was treated as an equity transaction and was recorded as contributed deficit in shareholders’ equity. This transaction is referred to as the “North Atlantic Restructuring.”

Consideration paid to Seadrill on March 31, 2011:

(In millions of U.S. dollars)
Share issuance to Seadrill [1]	1,275.0
Bond – coupon rate of 7.75%	500.0
Shareholder loan – fixed interest rate of 6.0% per annum	210.0
Cash	369.8
Total	2,354.8

1Share issuance of 150,000,000 common shares, representing a 75.0% equity interest in the Company, at a subscription price of $8.50 per share, or $1,275 million.

A breakdown of the net assets transferred to the Company on March 31, 2011 is as follows:

March 31, 2011
ASSETS
(In millions of U.S. dollars)
Current assets
Cash and cash equivalents	0.2
Restricted cash	18.0
Deferred tax assets	9.8
Related party receivables	341.9
Other current assets	3.1
Total current assets	373.0

Non-current assets
Goodwill	480.6
Deferred tax assets	29.4
Fixed assets (drilling rigs and newbuildings)	1,432.1
Restricted cash	92.2
Other non-current assets	113.1
Total non-current assets	2,147.4

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt	146.6
Related party payables	16.0
Tax payable	147.0
Deferred taxes	10.6
Other current liabilities	38.5
Total current liabilities	358.7

Non-current liabilities
Long-term interest bearing debt	989.3
Deferred taxes	95.8
Pension liabilities	26.0
Other non-current liabilities	2.9
Total non-current liabilities	1,114.0

Net assets purchased entities	1,047.7
Purchase price	(2,354.8)
Contributed deficit	(1,307.1)

The completion of the North Atlantic Restructuring marked the commencement of the Company’s business operations as a standalone company. As such, the financial statements presented herein reflect our actual consolidated results for the period April 1, 2011 through December 31, 2013. As described further in the Basis of Presentation section below, our results of operations and cash flows related to periods prior to this transaction have been carved out of the consolidated financial statements of Seadrill.

On April 14, 2011, as part of the North Atlantic Restructuring, the Company acquired from Seadrill the West Phoenix, a semi-submersible drilling rig. This transaction was also deemed to be a common control transaction. As a result, the difference between the consideration transferred to Seadrill of $675 million (consisting of transferring $309.2 million of outstanding debt from Seadrill to the Company, which was subsequently settled, and a $365.8 million cash payment) and the carrying amount of the assets received from Seadrill of $744.5 million was treated as an equity transaction and was recorded as contributed deficit in shareholders’ equity. Furthermore, the Company’s financial statements have been presented including the results, cash flows and net assets of the West Phoenix during all periods under common control of Seadrill Limited.

Basis of presentation

Our Consolidated and Combined Consolidated Carve-out Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Investments in companies in which we directly or indirectly hold more than 50% of the voting control are consolidated in the financial statements. All inter-company balances and transactions are eliminated. The amounts are presented in United States dollars (“U.S. dollars”) rounded to the nearest one hundred thousand, unless otherwise stated.

Pre April, 2011 – Combined Consolidated Carve-out Financial Statements:

Prior to April 1, 2011, the results of operations, cash flows, and balance sheet have been carved out of the consolidated financial statements of Seadrill and are, therefore, presented on a combined consolidated carve-out basis. The combined consolidated entities’ (the “NADL Businesses”) historical financial statements includes the assets, liabilities, revenues, expenses and cash flows directly attributable to the rig-owning and operating subsidiaries transferred to North Atlantic, which are listed in Note 5.

The Combined Consolidated Carve-out financial statements include allocations of expenses from the Parent and reflect assumptions and allocations of expenses incurred by the Parent. Management believes the assumptions and allocations have been determined on a basis that the Parent and the Company consider to be a reasonable reflection of the utilization of services provided or the benefit received by the NADL Businesses during the periods presented. The actual basis of allocation for each item is as follows:

•	Debt specific to each drilling rig has been assigned to the NADL Businesses based on actual debt agreements, as these are readily separable and identifiable within the books of Seadrill.

•
There are loan facilities relating to the West Phoenix which were secured on one drilling rig which forms part of the NADL Businesses’ fleet. However, the facility previously included the debt relating to one other drilling rig, the West Eminence, which was not transferred to North Atlantic. Accordingly, prior to the repayment of the West Phoenix rig’s share of the loan facility in April 2011 by North Atlantic, its share of interest expense, deferred finance fees and related balances were carved-out based on the relative settlement values at the date of settlement of the loan pertaining to the West Phoenix.

•
The NADL Businesses have also benefited from Seadrill’s general corporate debt. As the use of this debt was for general corporate purposes within the Seadrill group, a portion of the interest cost of this debt has been included in the Combined Consolidated Carve-out Financial Statements, based upon the relative fair value of the NADL Businesses’ drilling rigs at December 31, 2011 in proportion to the fair value of Seadrill’s drilling rigs (including the NADL Businesses’ drilling rigs).

•
Rig operating expenses, which include rig management fees for the provision of technical and commercial management of rigs, that cannot be attributed to specific drilling rigs have been allocated to the NADL Businesses based on intercompany charges from Seadrill.

•
Administrative expenses (including stock-based compensation, which are described further below) of Seadrill that cannot be attributed to specific drilling rigs, and for which the NADL Businesses are deemed to have received the benefit of, have been allocated to the NADL Businesses based on intercompany charges from Seadrill.

•
Rig operating and administrative expenses include an allocation of Seadrill’s defined benefit and defined contribution pension scheme costs. Seadrill operates two defined benefit pension plans. The defined pension plans are operated by both Seadrill Offshore AS and Seadrill Management AS. For the scheme operated by Seadrill Offshore AS, the assets and liabilities of the scheme, in addition to the period cost, has been included in the Combined Consolidated Carve-out Financial Statements as the pension assets and liabilities are specifically identifiable to employees that were transferred to North Atlantic. For the defined benefit scheme operated by Seadrill Management AS, the NADL Businesses have treated these schemes as multiemployer schemes operated by Seadrill and have included only period costs allocated from Seadrill during the periods presented, on the basis of actual costs invoiced.

•
Administrative expenses include a portion of Seadrill’s stock-based compensation costs in respect of options awarded to certain employees and directors of Seadrill, whose employment or service cannot be specifically attributed to any specific vessel. Therefore, it is considered that the NADL Businesses, as a part of Seadrill, received benefit from their services, and so should recognize a share of the respective cost. Accordingly, stock-based compensation costs have been included based on intercompany invoices received during the period reflecting the time spent by these employees on Company related matters.

•
Other financial items include an allocation of Seadrill’s mark-to-market adjustments for interest rate swaps which have been allocated on the basis of the NADL Businesses’ proportion of Seadrill’s floating rate debt.

Seadrill uses a centralized cash management system. Whether cash settled or not, for the periods presented, all allocated costs and expenses have been deemed to have been paid by the NADL Businesses to Seadrill in the year in which the costs were incurred.

The financial position, results of operations and cash flows of the NADL Businesses may differ from those that would have been achieved had the NADL Businesses operated autonomously as a publicly traded entity for all periods presented, because the NADL Businesses may have had additional administrative expenses, including legal, accounting, treasury and regulatory compliance and other costs normally incurred by a listed public entity.

All assets, liabilities and operations in the NADL Businesses structure that were not contributed by Seadrill to the Company in connection with the North Atlantic Restructuring are presented as discontinued operations in the Combined Consolidated Carve-out Financial Statements further disclosed in footnote 3.

Post March 31, 2011 – Consolidated Financial Statements:

Beginning April 1, 2011, the financial statements of the Company as a separate legal entity are presented on a consolidated basis.

The Consolidated Financial Statements include the assets and liabilities of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

Basis of consolidation and combination

The consolidated financial statements include the assets and liabilities of the Company and its subsidiaries and variable interest entities ("VIE") in which the Company is deemed to be the primary beneficiary.

A variable interest entity is defined in ASC Topic 810 "Consolidation" ("ASC810") as a legal entity either (a) the total equity at risk is not sufficient to permit the entity that most significantly impact on its activities without additional subordinated support; (b) equity interests holders as a group lack either i) the power to direct the activities of the entity that most significantly impact on its economic success, ii) the obligation to absorb the expected losses of the entity, or iii) the right to receive the expected residual return of the entity; or (c) the voting rights of some investors in the entity are not proportional to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with disproportionately small voting interests.

ASC 810 requires a variable interest entity to be consolidated by its primary beneficiary, being the interest holder, if any, which has both (1) the power to direct the activities of the entity which most significantly impact on the entity`s economic performance, and (2) the right to receive benefits or the obligation to absorb losses from the entity which could potentially be significant to the entity.
We evaluate a variable interest entity, in order to determine whether we are the primary beneficiary of the entity, and where it is determined that we are the primary beneficiary we fully consolidate the entity.

Intercompany transactions and internal sales have been eliminated on consolidation. Unrealized gains and losses arising from transactions with associates are eliminated to the extent of the Company`s interest in the entity.

Note 2- Accounting policies

The accounting policies set out below have been applied consistently to all periods in these Combined Consolidated Carve-out Financial Statements.

Use of estimates

Preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Contract revenue

A substantial majority of the Company’s revenues are derived from dayrate based drilling contracts (which may include lump sum fees for mobilization and demobilization) and other service contracts. Both dayrate based and lump sum fee revenues are recognized ratably over the contract period as services are rendered. Under some contracts, the Company is entitled to additional payments for meeting or exceeding certain performance targets. Such additional payments are recognized when any uncertainties regarding achievements of such targets are resolved or upon completion of the drilling program.

In connection with drilling contracts, the Company may receive lump sum fees for the mobilization of equipment and personnel or for capital additions and upgrades prior to commencement of drilling services. These up-front fees are recognized as revenue over the original contract term, excluding any extension option periods.

In some cases, the Company may receive lump sum non-contingent fees or dayrate based fees from customers for demobilization upon completion of a drilling contract. Non-contingent demobilization fees are recognized as revenue over the original contract term, excluding any extension option periods. Contingent demobilization fees are recognized as earned upon completion of the drilling contract.

Fees received from customers under drilling contracts for capital upgrades are deferred and recognized over the remaining contract term, excluding any extension option periods.

In certain countries in which we operate, taxes such as sales, use, value-added, gross receipts and excise may be assessed by the local government on our revenues. We generally record our tax-assessed revenue transactions on a net basis in our consolidated statement of income.

Reimbursables

Reimbursements received for the purchases of supplies, personnel services and other services provided on behalf of and at the request of our customers in accordance with a contract or agreement are recorded as revenue. The related costs are recorded as reimbursable expenses in the same period.

Other revenues

In a business combination there may exist favorable and unfavorable drilling contracts which are recorded at fair value at the date of acquisition when the purchase price allocation is prepared. A favorable or unfavorable drilling contract is a contract that has a dayrate which differs from prevailing market rates at the time of acquisition. The net present value of such contracts is recorded as an asset or liability at the purchase date and subsequently recognized as revenue or reduction to revenue over the contract term.

Mobilization and demobilization expenses

Mobilization costs incurred as part of a contract are capitalized and recognized as expense over the original contract term, excluding any extension option periods. The costs of relocating drilling rigs that are not under contract are expensed as incurred.

Demobilization costs are costs related to the transfer of a vessel or drilling rig to a safe harbor or different geographic area and are expensed as incurred.

Vessel and Rig Operating Expenses

Vessel and rig operating expenses are costs associated with operating a drilling unit that is either in operation or stacked, and include the remuneration of offshore crews and related costs, supplies, insurance costs, expenses for repairs and maintenance as well as costs related to onshore personnel in various locations where we operate the drilling units and are expensed as incurred.

Repairs, maintenance and periodic surveys

Costs related to periodic surveys of drilling rigs are capitalized under drilling rigs and amortized over the anticipated period between overhauls, which is generally five years. These costs are primarily shipyard costs and the cost of employees directly involved in the work. Amortization costs for periodic surveys are included in depreciation and amortization expense. Costs for other repair and maintenance activities are included in vessel and rig operating expenses and expensed when the repairs and maintenance take place.

Foreign currencies

The Company and its subsidiaries use the U.S. dollar as their functional currency because the majority of their revenues and expenses are denominated in U.S. dollars. Accordingly, the Company’s reporting currency is also U.S. dollars.

Transactions in foreign currencies during a period are translated into U.S. dollar at the rates of exchange in effect on the date of the transaction. Foreign currency assets and liabilities are translated using rates of exchange at the balance sheet date. Gains and losses on foreign currency transactions are included in the Company’s consolidated and combined consolidated carve-out statements of operations.

Current and non-current classification

Receivables and liabilities are classified as current assets and liabilities, respectively, if their maturity is within one year of the balance sheet date. Otherwise, they are classified as non-current assets and liabilities.

Cash and cash equivalents

Cash and cash equivalents consist of cash, bank deposits and highly liquid financial instruments with original maturities of three months or less.
Restricted cash

Restricted cash consists of bank deposits which have been pledged as collateral for certain guarantees issued by a bank or minimum deposits which must be maintained at all times in accordance with contractual arrangements. Restricted cash with maturity longer than one year are classified separately as non-current assets.

Receivables

Receivables, including accounts receivable, are recorded in the balance sheet at their nominal amount less an allowance for doubtful accounts. The Company establishes reserves for doubtful accounts on a case-by-case basis when it is unlikely that required payments of specific amounts will occur. In establishing these reserves, the Company considers the financial condition of the customer as well as specific circumstances related to the receivable, such as customer disputes. Receivable amounts determined as being unrecoverable are written off.

Newbuildings

The carrying value of rigs under construction ("Newbuildings") represents the accumulated costs at the balance sheet date. Cost components include payments for yard installments and variation orders, construction supervision, equipment, spare parts, capitalized interest, costs related to first time mobilization and commissioning costs. No charge for depreciation is made until commissioning of the newbuilding has been completed and it is ready for its intended use.

Capitalized interest

Interest expenses are capitalized during construction of newbuilds based on accumulated expenditures for the applicable project at the Company’s current rate of borrowing. The amount of interest expense capitalized in an accounting period shall be determined by applying an interest rate (“the capitalization rate”) to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period are based on the rates applicable to borrowings outstanding during the period. The Company does not capitalize amounts beyond the actual interest expense incurred in the period.

If the Company’s financing plans associate a specific new borrowing with a qualifying asset, the Company uses the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset that does not exceed the amount of that borrowing. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with the asset, the capitalization rate to be applied to such excess shall be a weighted average of the rates applicable to other borrowings of the Company.

Drilling rigs

Rigs, vessels and equipment are recorded at historical cost less accumulated depreciation. The cost of these assets, less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated economic useful life of the Company's drilling rigs, when new, is 30 years.

Significant investments are capitalized and depreciated in accordance with the nature of the investment. Significant investments that are deemed to increase an asset's value for its remaining useful life are capitalized and depreciated over the remaining life of the asset.

Cost of property and equipment sold or retired, with the related accumulated depreciation and write-downs are removed from the balance sheet, and resulting gains or losses are included in the consolidated and combined consolidated carve-out statement of operations.

Other equipment

Other equipment is recorded at historical cost less accumulated depreciation and is depreciated over its estimated remaining useful life, which is between three and five years depending on the type of asset.

Impairment of Long-Lived Assets

The carrying value of long-lived assets that are held and used by the Company are reviewed for impairment whenever certain trigger events indicate that the carrying amount of an asset may no longer be appropriate. The Company assesses recoverability of the carrying value of the asset by estimating the undiscounted future net cash flows expected to result from the asset, including eventual disposition. If the undiscounted future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value.

Goodwill

The Company allocates the purchase price of acquired businesses to the identifiable tangible and intangible assets and liabilities acquired, with any remaining amount being capitalized as goodwill. Goodwill is tested for impairment at least annually at the reporting unit level, which is defined as an operating segment, or a component one level below an operating segment, that constitutes a business for which financial information is available and is regularly reviewed by management. The Company has one reporting unit.

The Company tests goodwill for impairment on an annual basis as of December 31 each year or when events or circumstances indicate that a potential impairment exists. The Company first assesses qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two step goodwill impairment test.

If the qualitative factors indicate possible impairment, the Company performs a quantitative assessment to estimate fair value of its reporting units compared to their carrying value. In the event that the fair value is less than carrying value, the Company must perform an exercise similar to a purchase price allocation in a business combination in order to determine the amount of the impairment charge.The quantitative goodwill impairment test for a reporting unit is based on discounted cash flows. The Company uses estimated future cash flows applying contract dayrates during the firm contract periods and estimated forecasted dayrates for the periods after expiry of firm contract periods. Zero escalation of dayrates for the periods will be assumed. The estimated future cash flows will be based on remaining economic useful lives for the assets, and discounted using a weighted average cost of capital (WACC).

Defined benefit pension plans

The Company has defined benefit plans which provide retirement, death and early termination benefits. The Company's net obligation is calculated separately for each plan by estimating the amount of the future benefit that employees have earned in return for their cumulative service.

The aggregated projected future benefit obligation is discounted to a present value, and the aggregated fair value of any plan assets is deducted. The discount rate is the market yield at the balance sheet date on government bonds in the relevant currency and based on terms consistent with the post-employment benefit obligations. The retirement benefits are generally a function of number of years of employment and amount of employees’ remuneration. The plans are primarily funded through payments to insurance companies. The Company records its pension costs in the period during which the services are rendered by the employees. Actuarial gains and losses are recognized in the consolidated statement of operations when the net cumulative unrecognized actuarial gains or losses for each individual plan at the end of the previous reporting year exceed 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. These gains and losses are recognized over the expected remaining working lives of the employees participating in the plans. Otherwise, recognition of actuarial gains and losses is included in other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income.

Treasury shares

Treasury shares are recognized at cost as a separate component of shareholders' equity. The purchase of treasury shares reduces the Company's share capital by the nominal value of the acquired treasury shares. The amount paid in excess of the nominal value is treated as a reduction of additional paid-in capital.

Derivative Financial Instruments and Hedging Activities

The Company's derivative instruments include interest-rate swap agreements, cross currency swaps and forward exchange contracts which are recorded at fair value. Changes in the fair value of these derivatives, which have not been designated as hedging instruments, are recorded as a gain or loss as a separate line item within financial items in our consolidated statement of operations.

Changes in the fair value of any derivative instrument that we have formally designated as a hedge, are recognized in accumulated other comprehensive income/(loss) in the consolidated balance sheets. Any change in fair value relating to an ineffective portion of a designated hedge is recognized, in the consolidated statement of operations. When the hedged item affects the income statement, the gain or loss included in accumulated other comprehensive income is reported on the same line in the consolidated statements of operations as the hedged item.

Income taxes

North Atlantic is a Bermuda company. Currently, North Atlantic is not required to pay taxes in Bermuda on ordinary income or capital gains as it qualifies as an exempt company. The Company has received written assurance from the Minister of Finance in Bermuda that, it will be exempt from taxation until March 2035. Certain of our subsidiaries operate in other jurisdictions where income taxes are imposed. Income taxes have been recorded in these jurisdictions when appropriate. Our income tax expense is based on our income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. We provide for income taxes based on the tax laws and rates in effect in the countries in which operations are conducted and income is earned.

The determination and evaluation of our annual group income tax provision involves interpretation of tax laws in various jurisdictions in which we operate and requires significant judgment and use of estimates and assumptions regarding significant future events, such as amounts, timing and character of income, deductions and tax credits. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. We recognize tax liabilities based on our assessment of whether our tax positions are more likely than not sustainable, based solely on the technical merits and considerations of the relevant taxing authority's widely understood administrative practices and precedence. Changes in tax laws, regulations, agreements, treaties, foreign currency exchange restrictions or our levels of operations or profitability in each jurisdiction may impact our tax liability in any given year. While our annual tax provision is based on the information available to us at the time, a number of years may elapse before the ultimate tax liabilities in certain tax jurisdictions are determined. Current income tax expense reflects an estimate of our income tax liability for the current year, withholding taxes, changes in prior year tax estimates as tax returns are filed, or from tax audit adjustments.

Our deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reflected on the balance sheet. Valuation allowances are determined to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. To determine the amount of deferred tax assets and liabilities, as well as of the valuation allowances, we must make estimates and certain assumptions regarding future taxable income, including where our drilling units are expected to be deployed, as well as other assumptions related to our future tax position. A change in such estimates and assumptions, along with any changes in tax laws, could require us to adjust the deferred tax assets, liabilities, or valuation allowances.

Deferred charges

Loan related costs, including debt arrangement fees, are capitalized and amortized over the term of the related loan and are included in interest expense.

Share-based compensation

The Company has established a Restricted Stock Units (“RSU”) plan where the holder of an award is entitled to receive shares if still employed at the end of the three year vesting period. There is no requirement for the holder to pay for the share on grant or vesting of the award.

The fair value of the RSU award is calculated as the market share price on grant date. The fair value of the awards expected to vest is recognized as compensation cost straight-line over the vesting period.

Provisions

A provision is recognized in the balance sheet when the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate of the amount can be made. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Related parties

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or common significant influence. All transactions between the related parties are based on the principle of arm's length..

Earnings per share

Basic earnings per share ("EPS") is calculated based on the income (loss) for the period available to common stockholders divided by the weighted average number of shares outstanding for basic EPS for the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments. The determination of dilutive earnings per share requires the Company to potentially make certain adjustments to net income and for the weighted average shares outstanding used to compute basic earnings per share unless anti-dilutive. For the period Jan 1 to March 31, 2011, basic and diluted EPS has been computed assuming the shares issued to Seadrill upon formation of the Company and as part of consideration for the Business amounting to 150,000,300 common shares were outstanding for the full period.

Recently Issued Accounting Standards effective 2013

Balance sheet—Effective January 1, 2013, we adopted the accounting standards update that expands the disclosure requirements for the offsetting of assets and liabilities related to certain financial instruments and derivative instruments.  The update requires disclosures to present both gross information and net information for financial instruments and derivative instruments that are eligible for net presentation due to a right of offset, an enforceable master netting arrangement or similar agreement.  The update is effective for interim and annual periods beginning on or after January 1, 2013.  The effect of this to our consolidated financial statements is included in note 24.

Balance sheet—Effective January 1, 2013, we adopted the accounting standards update that requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. The adoption did not have a material effect on our consolidated financial statement.

Note 3 – Discontinued operations

The Company has presented the assets and liabilities of all legal entities and the results of operations thereof for all periods presented within the historical combined and consolidated carve out financial statements. However, on March 31, 2011, the date of the North Atlantic Restructuring, the Company purchased only certain of the assets and liabilities of these legal entities, while other assets and operations remained with the Seadrill group, pursuant to the acquisition agreement dated February 17, 2011.

In order to prepare the historical Consolidated Combined Carve-out Financial Statements under U.S. GAAP, all assets, liabilities and operations in the NADL Businesses structure that were not contributed by Seadrill to the Company in connection with the North Atlantic Restructuring are presented as discontinued operations for periods prior to March 31, 2011. The purpose of this is to display the full historical results of the businesses which were contributed to North Atlantic, while not excluding the businesses that were not contributed so as to give a full picture of historical operations during the periods presented.

The businesses that were not contributed include:

•
certain businesses within Seadrill Americas and Seadrill Servicos Petroleo LTDA, which pertain to South American operations not included within North Atlantic but which were legally owned by North Atlantic during the period;

•	certain businesses within Eastern Drilling AS, which pertain to offshore crewing services on non-North Atlantic assets but which were legally owned by North Atlantic during the period; and

•
certain businesses within Seadrill Offshore AS, which was a counterparty to certain charters on non-North Atlantic assets during the period, but which was legally owned by North Atlantic during the period.

While there was no actual sale of these entities, and therefore no gain or loss included in the historical Combined Consolidated Carve-out Financial Statements, the Company has assessed and presented these entities as discontinued operations as they were not contributed by Seadrill in connection with the North Atlantic Restructuring. The net assets of entities not contributed to North Atlantic were US$415.0 million as of March 31, 2011. The following table presents the results of discontinued operations:

	Year ended December 31,
(In millions of U.S. dollars)	2013	2012	2011

Total operating revenues	—	—	358.3
Total operating expenses	—	—	(329.4)
Net operating income / (loss)	—	—	28.9
Total financial items	—	—	(18.9)
Income from discontinued operations before tax	—	—	10.0
Income taxes	—	—	(6.8)
Income from discontinued operations	—	—	3.2

Note 4 – Segment information

Operating segments

We provide harsh environment offshore drilling services to the oil and gas industry. The Company’s performance is reviewed by the chief operating decision maker as one single business segment, mobile units.

Geographic segment data

Revenues are attributed to geographical segments based on the country of operations for drilling activities; that is, the country where the revenues are generated. The following presents the Company’s revenue by geographic area:

	Year ended December 31,
(In millions of U.S. dollars)	2013	2012	2011
Norway	1,121.7	815.2	867.4
United Kingdom	176.4	229.5	70.6
Ireland	26.2	—	—

Total	1,324.3	1,044.7	938.0

As of December 31, 2013, one of the Company’s drilling rigs, with a net book value of $698.0 million, were located in the United Kingdom and all other rigs were located in Norway. At December 31, 2012, two drilling rigs, with a net book value of $1,111.0 million, where located in United Kingdom and all other rigs were located in Norway. Asset location at the end of the period is not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during the period.

Note 5 – Subsidiaries

The following table lists the principal subsidiaries that are included in the Company’s Consolidated and Combined Consolidated Carve-out Financial Statements during the periods presented and their purpose. Unless otherwise indicated, the Company owned 100% of each subsidiary.

Name of the company	Jurisdiction of incorporation	Principal activities
North Atlantic Alpha Ltd.	Bermuda	SPV, rig owning company
North Atlantic Elara Ltd.	Bermuda	SPV, rig owning company
North Atlantic Epsilon Ltd.	Bermuda	SPV, rig owning company
North Atlantic Navigator Ltd.	Bermuda	SPV, rig owning company
North Atlantic Phoenix Ltd.	Bermuda	SPV, rig owning company
North Atlantic Venture Ltd.	Bermuda	SPV, rig owning company
North Atlantic Linus Ltd	Bermuda	SPV, rig owning company
North Atlantic Rigel Ltd	Bermuda	SPV, rig owning company
North Atlantic Norway Ltd.	Bermuda	Drilling services contractor
North Atlantic Crewing Ltd	Bermuda	Vessel Management company

North Atlantic Linus Charterer Ltd(1)	Bermuda	Drilling services contractor
North Atlantic Drilling UK Ltd.	UK	Drilling services contractor
North Atlantic Support Services Ltd	UK	Management company
North Atlantic Management AS	Norway	Management company
North Atlantic Crew AS	Norway	Vessel Management company
North Atlantic Management International AS(1)	Norway	Management company
Seadrill Offshore AS(2)	Norway	Drilling services contractor
Eastern Drilling AS(2)	Norway	Management company
Seadrill Americas Inc.(2)	USA	Drilling Services Contractor
Seadrill Servicos de Petrolea (SA)(2)	Brazil	Services contractor
North Atlantic Management LLC(1)	Russia	Drilling Services Contractor
Seadrill Norge Holding AS(3)	Spitzbergen	Dormant
Seadrill Norge AS(3)	Spitzbergen	Dormant
SFL West Linus Ltd(4)	Bermuda	Owner of West Linus
(1)    Formed in 2013

(2)	Several entities which are owned by Seadrill Norge AS, a holding company that was contributed to North Atlantic, include
Seadrill Offshore AS, which is the counterparty to certain charters on drilling rigs owned and operated by Seadrill, Eastern
Drilling AS, an offshore crewing business, Seadrill Americas Inc., a technical and administrative centre which manages certain technical operations on behalf of Seadrill, including specific service contracts in Brazil and Seadrill Servicos Petroleo, a counterparty to provide service contracts with external clients in Brazil. While these entities are presented in the Combined Consolidated Carve-out Financial Statements as if they were owned during the periods presented, these entities were not contributed to North Atlantic in connection with the North Atlantic Restructuring. As a result of this structure, there are businesses included within the Combined Consolidated Carve-out Financial Statements that have been displayed as discontinued operations within the Consolidated Combined statement of operations as they are not being contributed by Seadrill and no consideration has been paid for them by North Atlantic.

(3)    Sold in 2013. North Atlantic Linus Ltd was sold in a sale and leaseback agreement with Ship Finance.

(4)    Fully consolidated Variable interest entities.

Note 6 – Taxation

Income taxes consist of the following:

	Year ended December 31,
(In millions of U.S. dollars)	2013	2012	2011
Current tax expense:
Bermuda	—	—	—
Foreign	(0.5)	92.1	127.5
Deferred tax expense:
Bermuda	—	—	—
Foreign	20.3	8.4	(7.9)
Tax effect related to internal sales of assets	—	—	(92.1)
Amortization of tax effect on internal sale of assets	9.1	9.1	12.0

Total provision	28.9	109.6	39.5

Effective tax rate	10.9%	37.6%	13.8%

The Company may be taxable in more than one jurisdiction based on its drilling rig operations. A loss in one jurisdiction may not be offset against taxable income in another jurisdiction. Thus, the Company may pay tax within some jurisdictions even though it might have an overall loss at the consolidated level.

The income taxes for the years ended December 31, 2013 and 2012 differed from the amount computed by applying the statutory income tax rate of 0% due to operations in foreign jurisdictions with different applicable tax rates as compared to Bermuda.

	Year ended December 31,
(In millions of U.S. dollars)	2013	2012	2011
Income taxes at statutory rate	—	—	—
Effect of internal sale of assets	—	—	(92.1)
Effect of amortization of tax on internal sale of assets	9.1	9.1	12.0
Effect of change in uncertain tax positions relating to prior year	—	79.0	24.0
Effect of taxable income in various countries	19.8	21.5	95.6

Total	28.9	109.6	39.5

Deferred Income Taxes
Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax assets (liabilities) consist of the following:

Deferred Tax Assets:

(In millions of U.S. dollars)	December 31, 2013	December 31, 2012
Pension	15.4	12.8
Contracts and long term maintenance	1.0	22.5
Loss carry forward	2.9	—
Gross deferred tax asset	19.3	35.3

Deferred Tax Liability:

(In millions of U.S. dollars)	December 31, 2013	December 31, 2012
Long term maintenance	32.9	34.2
Tax depreciation	0.4	—
Pensions	2.4	—
Gross deferred tax liability	35.7	34.2
Net deferred tax (liability)/asset	(16.4)	1.1

Net deferred taxes are classified as follows:

(In millions of U.S. dollars)	December 31, 2013	December 31, 2012
Short-term deferred tax asset	2.9	9.5
Long-term deferred tax asset	16.4	25.8
Short-term deferred tax liability	—	(12.1)
Long-term deferred tax liability	(35.7)	(22.1)
Net deferred tax (liability)/asset	(16.4)	1.1

As of December 31, 2013, deferred tax assets related to net operating loss ("NOL") carryforwards was $2.9 million, which can be used to offset future taxable income. NOL carryforwards were generated in the United Kingdom and will not expire.
Uncertain tax positions
In October 2011, the tax authorities in Norway issued a tax reassessment pertaining to tax filings made by certain of our consolidated subsidiaries for the years 2007 through 2009. The following issues were addressed in the tax reassessment:
a)     The Company’s 2007 tax positions relating to a possible taxable gain arising from the transfer of certain legal entities to a different tax jurisdiction. These positions also affect the relevant filed tax assessments for 2008, 2009, 2010 and 2011. To the extent there is a taxable gain, there is also an uncertainty related to the amount of such gain, and this, in turn, is affected by the timing of the transfer of the domiciles of the legal entities to a new tax jurisdiction. In the Company’s opinion, the transfer by the legal entities of their domiciles took place in December 2007. The entities involved in this migration, were sold to Seadrill Ltd. on June 28th 2013 and therefore the exposure associated with these entities is no longer with North Atlantic.

b)    The principles for conversion of the functional currency for several Norwegian subsidiaries for tax reporting purposes. In the Company’s view, applicable tax legislation is subject to various interpretations related to the calculation of the tax basis measured in Norwegian kroner. There is ongoing correspondence with tax authorities with regards to calculation methods for conversion of accounts in functional currency to taxable income in Norwegian kroner.

Management has performed an analysis for uncertain tax positions in the various jurisdictions in which the Company operates in accordance with ASC Topic 740 Income Taxes. Based on the analysis, a tax liability related to uncertain tax positions of $0 million has been recorded as of December 31, 2013 (December 31, 2012: $142 million). The uncertain tax position was classified as Other current liabilities as of December 31, 2012.

In relation to the above mentioned possible tax claims, Seadrill had provided the Company with an indemnity declaration pursuant to which Seadrill has agreed to hold the Company harmless for any tax claims exceeding $63 million related to the move of legal entities to a new tax jurisdiction and the use of the US dollar as the functional currency for tax reporting purposes. The indemnification asset has been recorded as a non-cash transaction. This indemnity declaration is no longer relevant after the sale of the companies to Seadrill Ltd. on June 28,2013 as noted above.

The changes to our liabilities related to unrecognized tax positions, excluding interest and penalties that we recognize as a component of income tax expense, were as follows:

(In millions of U.S. dollars)
Balance at December 31, 2011	63.0
Additions	79.0
Balance at December 31, 2012	142.0
Reduction due to sale of entities	(142.0)
Balance at December 31, 2013	—

. The company does not have any other uncertain tax positions.

North Atlantic is headquartered in Bermuda where we have been granted a tax exemption until 2035. Other jurisdictions in which the Company operates are taxable based on rig operations. A loss in one jurisdiction may not be offset against taxable income in another jurisdiction. Thus, the Company may pay tax within some jurisdictions even though it may have an overall loss at the consolidated level. The following table summarizes the earliest tax years that remain subject to examination by the major taxable jurisdictions in which the Company operates:

Jurisdiction	Earliest Open Year
Norway	2011
United Kingdom	2011
Ireland	2013

Note 7 - Interest expense

(In millions of U.S. dollars)	Years ended December 31
	2013	2012	2011
Gross interest expense	95.2	94.5	88.0
Capitalized interest	10.3	10.6	10.4
Net interest expense	84.9	83.9	77.6

Note 8 – Earnings per share

The components of the numerator and denominator for the calculation of basic and diluted earnings per share resulting from continuing operations are as follows:

Basic and diluted earnings per share

(In millions of U.S. dollars)	Net income	Weighted average shares outstanding	Earnings per share
2011
Continuing operations	246.7	192.5	1.28
Discontinued operations	3.2	192.5	0.02
Net income	249.9	192.5	1.30
2012
Continuing operations	181.7	220.3	0.82
Effect of dilution	—	—	—
Net income	181.7	220.3	0.82
2013
Continuing operations	235.6	227.6	1.04
Effect of dilution	0.1	0.1	—
Net income	235.7	227.7	1.04

For the period January 1 to March 31, 2011, basic and diluted EPS has been computed assuming the shares issued to Seadrill upon formation of the Company and as part of consideration for the North Atlantic Restructuring, amounting to 150,003,000 common shares, were outstanding for the full period.

Note 9 – Other revenues

	Years ended December 31,
(In millions of U.S. dollars)	2013	2012	2011
Amortization of unfavorable contracts	—	—	23.3
Other	0.2	0.1	0.1
Total	0.2	0.1	23.4

The unfavorable contract values arose from contracts originally purchased by Seadrill Offshore AS from third parties that have been contributed to the Company, and represent the net present value of the existing contracts compared to the current market rates, discounted at the weighted average cost of capital. The estimated unfavorable contract values have been amortized and recognized under other revenues over the terms of the contracts, ranging from two to five years and are fully amortized at December 31, 2011.

Note 10 – Restricted cash

Short term restricted cash of US$25.3 million and US$23.6 million at December 31, 2013 and 2012, respectively, relates to tax withholding deposits.

Note 11 – Accounts receivable

Accounts receivable are presented net of allowances for doubtful accounts. The allowance for doubtful accounts receivables at December 31, 2013 was US$22 million (December 31, 2012: US$0 million).

The Company did not recognize any bad debt expense in 2013 and 2012, but has instead reduced contract revenue for any disputed amounts.

Note 12 – Other current assets

(In millions of U.S. dollars)	December 31, 2013	December 31, 2012
Reimbursable amounts due from customers	10.0	17.5
Prepaid expenses	4.8	3.6
Deferred tax effect of internal transfer of assets – current portion	9.1	9.1
Loan fees - short term portion	5.9	5.0
Derivatives financial instruments(1)	6.2	3.2
VAT receivables	6.7	2.7
Other	0.9	1.3
Total other current assets	43.6	42.4

(1)     Derivative financial instruments consist of unrealized gain on interest rate swaps. Additional disclosure has been provided in Note 25.

Note 13 – Newbuildings

(In millions of U.S. dollars)	December 31, 2013	December 31, 2012

Opening balance	248.7	572.2
Additions	53.9	184.5
Capitalized interest and loan related costs	10.3	10.6
Re-classified as Drilling rigs	—	(518.6)
Closing balance	312.9	248.7

Additions in 2013 are related to the construction of the jack-up drilling rig West Linus and also the semi submersible drilling rig West Rigel. Additions in 2012 are related to the construction of jack-up drilling rigs, West Elara, West Linus and also the semi submersible drilling rig West Rigel.

The reclassification to drilling rigs is related to the West Elara which commenced operations on March 22, 2012.

Note 14 – Drilling rigs

(In millions of U.S. dollars)	December 31, 2013	December 31, 2012
Cost	3,322.2	3,172.6
Accumulated depreciation	(944.4)	(756.4)

Net book value	2,377.8	2,416.2

Additions in 2013 primarily related to expenditures for major additions and improvements to existing drilling rigs that extend the life of a drilling rig or increase functionality together with deferred long term maintenance expenses on existing drilling units. Additions in 2012 was primarily relating to the reclassification of West Elara from newbuildings to drilling rigs upon commencement of operations in March 2012.

Depreciation and amortization expense was US$188.0 million, US$162.8 million and US$140,7 million for the years ended December 31, 2013, 2012 and 2011 respectively.

Note 15 – Goodwill

As described in Note 1 “General Information”, the Company acquired the shares in the entities owning Seadrill`s harsh environment drilling rigs - West Alpha, West Epsilon, West Venture, West Navigator and West Phoenix - and one harsh environment drilling rig under construction, West Elara. The consideration for the shares was US$2,354.8 million and has been accounted for as a common control transaction. As such the consolidation of the purchased companies is based on Seadrill’s net asset carrying values of US$1,047.7 million including goodwill of US$480.6 million.

In the years ended December 31, 2013, 2012 and 2011 no impairment losses were recognized or accumulated.

Note 16 – Other non-current assets

(In millions of U.S. dollars)	December 31, 2013	December 31, 2012
Deferred tax effect of internal transfer of assets – net of current portion	111.1	120.3
Loan fee	14.4	16.7
Other	2.7	1.5
Total other non-current assets	128.2	138.5

Note 17 – Long-term interest bearing debt and interest expenses

As of December 31, 2013 and December 31, 2012, the Company had the following debt facilities:

(In millions of U.S. dollars)	December 31, 2013	December 31, 2012
Credit facilities:
$2,000 facility	1,503.4	1,750.0

Total credit facilities	1,503.4	1,750.0

Bonds:
Bond Loan, MNOK 1,500	244.5	—
Bond loan, subscribed in full by related party	500.0	500.0

Total bonds	744.5	500.0

Related party debt:
Revolving credit facility from related party	5.0	175.0
$27.5 Million shareholder loan facility provided by related party	—	27.5
Loan provided by related party	195.0	—
Total Related party debt	200.0	202.5

Total interest bearing debt	2,447.9	2,452.5

Less: current portion	(166.7)	(166.7)

Long-term portion of interest bearing debt	2,281.2	2,285.8

The outstanding debt as of December 31, 2013 is repayable as follows:

Year ending December 31, (In millions of U.S. dollars)
2014	166.7
2015	171.7
2016	166.7
2017	1,003.3
2018 and thereafter	939.5
Total debt	2,447.9

Credit facilities
US$2,000 million senior secured credit facility

In April 2011, a $2,000 million senior secured credit facility was entered into with Seadrill to fund the Company’s acquisition of West Phoenix, West Navigator, West Alpha, West Epsilon, West Venture, West Elara and West Linus.

The $2,000 million senior secured credit facility has a six year term payable quarterly with a balloon payment of $1,000 million at maturity. The loan bears interest of Libor plus 2.0% per annum.

Unsecured Bonds and convertible bonds
NOK 1,500 million floating interest rate bonds
On October 30, 2013, a NOK1,500 million senior unsecured bond was issued with maturity date October 2018. The bond bears interest at 3-months NIBOR plus a margin of 4.40%. The net proceeds were used to repay the remaining outstanding amount under our Seadrill Revolving Credit Facility. Refer also to note 29 (subsequent event) for additional details.

$500 million Bond loan, subscribed in full by related party
In April 2011, a $500 million bond were entered into with Seadrill to fund the Company’s acquisition of West Phoenix, West Navigator, West Alpha, West Epsilon, West Venture, West Elara and West Linus.

The $500 million bond was issued to Seadrill in April 2011 with a coupon of 7.75% per annum payable semi-annually in arrears, matures in full on March 31, 2018 and must be repaid at par (100%) by the Company. On December 31, 2012 Seadrill sold it’s North Atlantic Drilling Ltd unsecured bond of $500 million to Metrogas, another related party, with a call option to repurchase the bond in full for a price equal to par plus unpaid accrued interest on the date of repurchase. On May 31, 2013, Seadrill exercised the option to repurchase the bond from Metrogas. Refer also to note 29 (subsequent event) for additional details.

Related party loans
$85 million unsecured revolving shareholder loan
Seadrill has provided North Atlantic an unsecured revolving shareholder loan of $85 million. The maturity date is set to January 30, 2015. The facility was increased from $200 million to $335 million on June 28, 2013, and then decreased to $85 million on November 20, 2013. The terms of the remaining facility of $85 million are the same as stated in the original agreement dated March 30, 2012. The interest is Libor plus 3.0% per annum. Aggregate drawdowns and repayments on this facility during the year ended December 31, 2013 were $489 million and $659 million, respectively. As of December 31, 2013, $5 million of the facility was drawn.

$27.5 million shareholder loan provided by related party
On December 1, 2012, Seadrill provided North Atlantic an unsecured loan facility of $27.5 million. The loan had an fixed interest rate of 4.0%. The loan was settled in full on June 28, 2013.

SFL Linus Ltd
Ship Finance granted the VIE company, SF Linus Ltd, a loan of $195 million on June 28, 2013. The maturity date is June 30, 2029. Refer also to note 27 (Variable Interest Entity) for additional details,

On October 17, 2013, SFL Linus Ltd entered into a $475 million secured term loan and revolving credit facility with a syndicate of banks to fund the acquisition of West Linus, which has been pledged as security. SFL Linus Ltd will not be able to draw down on the loan until it has taken delivery of the rig and various customary conditions, as specified in the loan agreement, have been satisfied. The rig was delivered February 18, 2013. Refer also to note 29 (subsequent event) for additional details.The facility will bear interest at LIBOR plus 2.75% per annum and is repayable over a term of five years with a balloon of $192 payable at the maturity date. SFL Linus entered into interest swap arrangements in July, 2013, in order to mitigate exposure to variability in cash flows for future interest payments on this loan. Refer also to note 25 (Risk management and financial instruments) for additional details.

Covenants on loans and bonds

Bank Loans

In addition to security provided to lenders in the form of pledged assets, the $2,000 million senior secured credit facility contains financial covenants, including the following:

•	Minimum liquidity requirement: to maintain cash and cash equivalents of at least $75 million within the group, measured on the last day of each fiscal quarter.

•	Interest coverage ratio: to maintain an EBITDA[1] to interest expense ratio of at least 3.0:1.

•	Current ratio: to maintain current assets (excluding minimum liquidity) to current liabilities (excluding the current portion of the Company's long-term debt) ratio of at least 1:1.

•
Equity ratio: to maintain total equity to total assets ratio of at least 25.0% throughout 2011 and 30.0% thereafter. Both equity and total assets are adjusted for the difference between book value and market values of drilling rigs.

•
Leverage ratio: to maintain a ratio of net debt to EBITDA[1] no greater than 5:1 until and including the fourth quarter of 2014 and not exceed 4.5:1 thereafter. Net debt is calculated as all interest bearing debt less cash and cash equivalents excluding minimum liquidity requirements.

(1)
For the purposes of the above tests, EBITDA is defined as the earnings before interest, taxes, depreciation and amortization on a consolidated basis for the previous period of twelve month period as such term is defined in accordance with accounting principles consistently applied. However, in the event that we acquire rigs or rig owning entities with historical EBITDA available for the rigs' previous ownership, such EBITDA shall be included for covenant purposes in the relevant acquisition agreements, and if necessary, be annualized to represent a twelve (12) months historical EBITDA. In the event that we acquire rigs or rig owning companies without historical EBITDA available, we are entitled to base a twelve month historical EBITDA calculation on future projected EBITDA only subject to any new rig having a firm charter contract in place at the time of such EBITDA calculation. Further, it is agreed that EBITDA shall include any realized gains and/or losses in respect of the disposal of rigs or the disposal of shares in rig owning companies.

For the $475 million secured term loan and revolving credit facility, the main financial covenants contained are as follows:

•	Ship Finance is required to maintain cash and cash equivalents of at least $25 million.

•	Ship Finance is required to maintain positive working capital.

•	Ship Finance is required to have a ratio of total liabilities to total assets of at least 0.8 to 1.0 at the end of each quarter.

•	Seadrill is required to maintain cash and cash equivalents of at least $150 million.

•	Seadrill is required to maintain a leverage ratio of maximum 4.5 to 1.0.

•	Seadrill is required to maintain an interest coverage ratio of 2.5 to 1.0.

•	Seadrill is required to maintain a current ratio of at least 1.0 to 1.0.

•	Seadrill is required to maintain an equity ratio of at least 30%. Both equity and total assets are adjusted for the difference between book value and market values of drilling rigs.

•	We are required to comply with the same covenants set forth in our $2,000 Million Senior Secured Credit Facility and described above.

As of December 31, 2013, the Company, Seadrill and Ship Finance are in compliance with the bank loan covenants.

Bonds

For the Company's outstanding bonds, the main covenants are as follows:

•
Equity Ratio: to maintain a total equity to total assets ratio of at least 25% and 30%, for the $500 million bond and the NOK1,500 million bond respectively. Both equity and total assets are adjusted for the difference between book value and market values of drilling rigs.

•	Minimum liquidity requirement: to maintain cash and cash equivalents of at least $50 million and $75 million for the $500 million bond and the NOK1500 million bond respectively.

As of December 31, 2013, the Company is in compliance with all of the covenants under its outstanding bonds.

Note 18– Other current liabilities

(In millions of U.S. dollars)	December 31, 2013	December 31, 2012

Derivative financial instruments [1]	59.4	69.5
Accrued interest expense	19.3	17.9
Accrued expenses	79.2	119.1
Employee withheld taxes, social security and vacation payment	46.3	36.8
Short term portion of deferred revenues	19.2	13.5
Uncertain tax positions	—	142.0
Total other current liabilities	223.4	398.8

(1)	Derivative financial instruments consist of unrealized losses on interest rate swaps, cross currency swaps and foreignexchange rate forwards. Additional disclosure has been provided in Note 25.

Note 19 – Other non-current liabilities

(In millions of U.S. dollars)	December 31, 2013	December 31, 2012

Deferred revenue	33.6	40.4
Derivative financial instruments(1)	2.3	—
Total non-current liabilities	35.9	40.4

(1)	Derivative financial instruments consist of unrealized losses on interest rate swaps. Additional disclosure has been provided in Note25.

Note 20 – Common shares

	December 31, 2013		December 31, 2012
All shares are common shares of $5.00 par value each	Shares	US$ millions	Shares	US$ millions
Authorized share capital	400,000,000	2,000.0	400,000,000	2,000.0

Issued and fully paid share capital	230,003,000	1,150.0	230,003,000	1,150.0
Treasury shares held by Company	(2,373,863)	(11.9)	(2,373,863)	(11.9)

Outstanding shares in issue	227,629,137	1,138.1	227,629,137	1,138.1

As of December 31, 2012, the Company's shares were listed on the Norwegian OTC list. On January 29, 2014, the Company was listed on the New York Stock Exchange. Refer also to note 29 (subsequent event) for additional details. The total number of shares issued by the Company as of December 31, 2013 consisted of 3,000 shares issued upon formation of the Company, 50,000,000 shares issued to the general public in a private placement during February 2011, 150,000,000 shares issued to Seadrill as part of the consideration for the transfer of the business to the Company on March 31, 2011 and 30,000,000 shares issued in a private placement during March 2012.

After incorporation, the Company repurchased shares that may be canceled or held as treasury shares. As of December 31, 2013 and 2012 the Company held 2,373,863 common shares as treasury shares at cost.

The Company’s shareholders passed a resolution at the annual general meeting held on September 21, 2012, authorizing the reduction of the Company’s share premium account from $834.3 million to $0 million and an increase in the Company’s contributed surplus account of $834.3 million, with immediate effect, the purpose of which was primarily to increase the ability of the Company to declare and distribute dividends to its shareholders.
The Company’s contributed deficit account originally amounted to $1,307.0 million and relates to the difference between the carrying value of net assets purchased and the consideration paid for the businesses acquired in the North Atlantic Restructuring. This account will not be netted against future earnings and does not restrict the Company’s ability to pay dividends. During 2011, 2012 and 2013 he amount has been reduced to $1,186.1 million following recognition of certain common control transactions.

Note 21 – Accumulated Other Comprehensive Loss

(In millions of U.S. dollars)	December 31, 2013	December 31, 2012

Actuarial loss relating to pension	(39.4)	(32.8)
Total accumulated other comprehensive loss	(39.4)	(32.8)

For actuarial loss related to pension, the accumulated applicable amount of income taxes related to companies domiciled in Norway, where the tax rate is 28%, amounted to US$15.3 million and US$12.8 million at December 31, 2013 and 2012, respectively.

Note 22 – Share option plan

The Board resolved, in its meeting on February 14, 2011, to establish a share option based incentive scheme for the Company’s employees and directors, approved a set of rules applicable to the scheme and reserved 6,000,000 of its authorized, but unissued share for use to satisfy future exercises of options granted under the scheme.

Further, the Board resolved that options granted prior to the listing of the Company’s shares could be granted at an exercise price equal to the subscription price in the private placement. No options have been granted under the scheme in 2013,2012. or 2011. However, the Company did recognize a charge for share options granted at the Seadrill Ltd level related to North Atlantic employees of $0.5 million, $0.8 million and $0.7 million in 2013, 2012 and 2011, respectively.

Restricted Stock Units

On November 7, 2013, the Board of the Company approved 278,778 awards under North Atlantic Drilling Limited`s Restricted Stock Units (“RSU”) plan.

Under the terms of the plan, the holder of an award is entitled to receive a share in the respective company if still employed at the end of the three year vesting period.  There is no requirement for the holder to pay for the share on grant date or upon vesting of the award.  In addition the holder is entitled to receive an amount equal to the ordinary dividends declared and paid on the NADL shares during the vesting period.

The fair value of the awards are calculated based on the market share price on grant date which was NOK58.

The fair value of the awards expected to vest is recognized as compensation cost straight-line over the vesting period.  All awards are currently expected to vest. Compensation cost related to the RSU plans of $0.1 million has been recognized in 2013 (2012: $0 million). As of December 31, 2013 there was $2.6 million in unrecognized compensation costs related to non-vested awards.

Note 23 - Pension benefits

The Company has several defined benefit pension plans covering substantially all Norwegian employees. All off the plansare administered by a life insurance company.

In June 2009 we introduced a defined contribution plan for all new Norwegian employees employed onshore. Under these plans , the Company contributes to the employee’s pension plan amounts ranging into five to eight percent of the employee’s annual salary. In April 2011, pension obligations and assets amounting to $11.9 million and $8.9 million, respectively, relating to North Atlantic’s management employees previously employed by Seadrill Management AS were transferred to the Company. The Company has included only period costs allocated from Seadrill as pension costs relating to these employees during the combined consolidated carve-out periods as these employees were a part of a pension scheme operated by Seadrill Management AS and therefore this scheme was treated as multi-employer scheme.

For onshore employees in Norway, continuing with the defined benefits plan, the primary benefits are retirement pension of approximately 66% of salary at retirement age of 67 years, together with a long-term disability pension. The retirement pension per employee is capped at an annual payment of 66 percent of the total of 12 times the Norwegian Social Security Base. Most employees in this group may choose to retire at 62 years of age on a pre-retirement pension. Offshore employees in Norway have retirement and long-term disability pension of approximately 60% of salary at retirement age of 67. Offshore employees on mobile units may choose to retire at 60 years of age on a pre-retirement pension.

In addition, the Company has a defined contribution plan for all new onshore employees. Total payments to this plan were $1.2 million, $0.4 million and $0.3 millions for the years ended December 31, 2013, 2012 and 2011, respectively.

Annual pension cost

	Year ended December 31,
(In millions of U.S. dollars)	2013	2012	2011

Benefits earned during the year	14.9	11.2	11.0
Interest cost on prior years' benefit obligation	6.3	4.5	5.6
Gross pension cost for the year	21.2	15.7	16.6
Expected return on plan assets	(4.7)	(4.6)	(5.4)
Administration charges	0.5	0.3	0.4
Net pension cost for the year	17.0	11.4	11.6
Social security cost	2.4	1.6	1.6
Amortization of actuarial gains/losses	1.5	0.4	(0.1)
Amortization of prior service cost	(0.4)	(1.9)	—
Amortization of net transition assets	—	(0.2)	—
Total net pension cost	20.5	11.3	13.1

The funded status of the defined benefit plan

(In millions of U.S. dollars)	December 31, 2013	December 31, 2012
Projected benefit obligations	176.1	159.8
Plan assets at market value	(125.8)	(115.8)
Accrued pension liability exclusive social security	50.3	44.0
Social security related to pension obligations	7.3	6.1
Accrued pension liabilities	57.6	50.1

Change in benefit obligations

(In millions of U.S. dollars)	December 31, 2013	December 31, 2012

Benefit obligations at beginning of year	159.8	114.7
Interest cost	6.3	4.5
Current service cost	14.9	11.2
Benefits paid	(2.0)	(1.9)
Change in unrecognized actuarial loss	13.2	22.4
Transfer of members from Seadrill Management AS	(0.4)	(1.7)
Foreign currency translations	(15.7)	10.6
Benefit obligations at end of year	176.1	159.8

Change in pension plan assets

(In millions of U.S. dollars)	December 31, 2013	December 31, 2012

Fair value of plan assets at beginning of year	115.8	81.4
Estimated return	4.5	4.6
Contribution by employer	18.5	25.9
Administration charges	(0.5)	(0.3)
Benefits paid	(1.9)	(1.9)
Change in unrecognized actuarial (loss) gain	0.1	(1.5)
Foreign currency translations	(10.7)	7.6
Fair value of plan assets at end of year	125.8	115.8

The accumulated benefit obligation for all defined benefit pension plans was $128 million and $111 million at December 31, 2013 and 2012, respectively.

Pension obligations are actuarially determined and are critically affected by the assumptions used, including the expected return on plan assets, discount rates, compensation increases and employee turnover rates. The Company periodically reviews the assumptions used, and adjusts them and the recorded liabilities as necessary.

The expected rate of return on plan assets and the discount rate applied to projected benefits are particularly important factors in calculating the Company's pension expense and liabilities. The Company evaluates assumptions regarding the estimated rate of return on plan assets based on historical experience and future expectations on investment returns, which are calculated utilizing the asset allocation classes held by the plan's portfolios. The discount rate is based on the covered bond rate in Norway. Changes in these and other assumptions used in the actuarial computations could impact the projected benefit obligations, pension liabilities, pension expense and other comprehensive income.

Assumptions used in calculation of pension obligations	2013	2012	2011

Rate of compensation increase at the end of year	3.75%	3.50%	4.00%
Discount rate at the end of year	4.00%	4.20%	3.90%
Prescribed pension index factor	1.40%	1.40%	1.10%
Expected return on plan assets for the year	4.40%	4.00%	4.80%
Employee turnover	4.00%	4.00%	4.00%
Expected increases in Social Security Base	3.50%	3.25%	3.75%

The weighted-average asset allocation of funds related to the Company's defined benefit plan at December 31, 2013 and 2012 was as follows:

Pension benefit plan assets	2013	2012

Equity securities	4.2%	9.1%
Debt securities	55.7%	52.1%
Real estate	13.9%	17.2%
Money market	24.7%	20.1%
Other	1.5%	1.2%
Total	100.0%	100.0%

The investment policies and strategies for the pension benefit plan funds do not use target allocations for the individual asset categories. The investment objectives are to maximize returns subject to specific risk management policies. The Company diversifies its allocation of plan assets by investing in both domestic and international fixed income securities and domestic and international equity securities. These investments are readily marketable and can be sold to fund benefit payment obligations as they become payable. The estimated yearly return on pension assets was 4.4% in 2013 and 4% in 2012.

Cash flows - Contributions expected to be paid

The table below shows the Company's expected annual pension plan contributions under defined benefit plans for the years 2014-2023. The expected payments are based on the assumptions used to measure the Company's obligations at December 31, 2013 and include estimated future employee services.

Years ending December 31, (In millions of U.S. dollars)
2014	19.3
2015	21.6
1016	22.4
2017	23.3
2018	24.2
2019-2023	135.3
Total payments expected during the next 10 years	246.1

Note 24 – Related party transactions

The Company transacts business with the following related parties, being companies in which our principal shareholders Hemen Holding Ltd and Farahead Investments Inc (hereafter jointly referred to as "Hemen") and companies associated with Hemen have a significant interest:
- Seadrill Limited
- Ship Finance International Limited ("Ship Finance")
- Metrogas Holdings Inc ("Metrogas")

- Frontline Management (Bermuda) Limited ("Frontline")
- Archer Limited ("Archer")

Common control transaction - North Atlantic Restructuring
In addition to the initial N-OTC share issue to Seadrill, the initial installment payment for the West Linus newbuild, the $2,354.8 million acquisition for the four operating drilling rigs and one newbuild and the $675 million acquisition of the West Phoenix discussed in Note 1 - General information, the Company had the following related party transactions during the years ended December 31, 2013, 2012 and 2011:
Seadrill Limited transactions
Bond:
    Seadrill is the holder of all of the bonds in the $500 million bond. The bond was entered into in April 2011 with a coupon of 7.75% per annum payable semi-annually in arrears. On December 31, 2012 Seadrill sold it’s North Atlantic Drilling Ltd unsecured bond of $500 million to Metrogas, another related party, with a call option to repurchase the bond in full for a price equal to par plus unpaid accrued interest on the date of repurchase. On May 31, 2013, Seadrill exercised the option to repurchase the bond from Metrogas. Refer also to note 29 (subsequent event) for additional details.

$210 million Shareholder loan:
In connection with the North Atlantic Restructuring, Seadrill provided North Atlantic a shareholder loan of $210 million. $150 million of the loan was converted to equity, and the remaining $60 million was repaid in cash in connection with the private placement completed on March 27, 2012. The interest was fixed at 6.0% during the loan period.
$85 million Revolving Credit Facility:
Seadrill provided North Atlantic an unsecured revolving credit facility of $200 million in March 2012. The facility was increased from $200 million to $335 million on June 28, 2013, and then decreased to $85 million on November 20, 2013. The terms of the remaining facility of $85 million are the same as stated in the original agreement dated March 30, 2012. Aggregate drawdowns and repayments on this facility during the year ended December 31, 2013 were $489 million and $659 million, respectively. The maturity date is January 30, 2015. The interest is Libor plus 3.00% per annum. At December 31, 2013, the Company had drawn $5 million from the facility.
$27.5 million Loan Facility:
Seadrill provided North Atlantic an unsecured loan facility of $27.5 million during 2012. The maturity date is December 31, 2014, but North Atlantic is entitled to prepay the loan in full or in part at no penalty. The interest is fixed at 4.0% per annum. The loan was settled in full on June 30, 2013, due to the sale of Seadrill Norge AS.
Short- term interest bearing loan to related party:
North Atlantic granted Seadrill a short-term loan of $60 million on May 9, 2012, of which $10 million was repaid on May 23, 2012. In addition, the Company granted Seadrill a short-term loan of $120 million in June 2012. The loans bore interest of LIBOR plus 1.9% per annum and were fully repaid in July, 2012.
Performance guarantees:
Seadrill provides performance guarantees in connection with the Company’s drilling contracts, and charges the Company an annual fee of 1% of the guaranteed amount to provide these guarantees. The total amount of such guarantees was $300 million from January 1, 2013 to October 31, 2013, and $250 million from November 1, 2013 to December 31, 2013. The incurred fee for 2013 was $2.9 million. The guarantees were $300 million and $220 million in 2012 and 2011 respectively, and incurred a fee of $3.0 million and $2.2 million for the years ended December 31, 2012 and 2011 respectively.
In addition, the Company has agreed to reimburse Seadrill for all claims made against Seadrill under the performance guarantees.

Sales of Seadrill Norge AS:
The Company sold the shares in two of its subsidiaries, Seadrill Norge Holding AS and Seadrill Norge AS to Seadrill Limited on June 28, 2013. Total consideration for the shares was $154.0 million, offset by a liability of $288.4 million that North Atlantic Drilling Ltd had against its subsidiaries before the sales. In relation to the common control transaction, $2.3 million has been recognized as contributed deficit as of December 31, 2013. The sales had no cash effect in the year ended December 31, 2013 and the net increased liability has been treated as a drawdown on the increased revolving credit facility provided by Seadrill. The increased revolving facility has subsequently been repaid, refer to information provided under section "$85 million Revolving Credit Facility".

Tax Indemnity:
Seadrill has provided the Company with an indemnity declaration pursuant to which Seadrill has agreed to hold the Company harmless for any tax claims exceeding $63 million related to the move of legal entities to a new tax jurisdiction and the use of the US dollar as the functional currency for tax reporting purposes. As of December 31, 2012, the Company had recognized a current related party receivable of $79 million related to the indemnification agreement. The indemnification asset was related to Seadrill Norge AS and Seadrill Norge Holding AS and settled as part of the consideration for the sales of the shares at June 28, 2013.

Operation and Management of the West Hercules
The West Hercules, a harsh environment, semi-submersible drilling rig, is owned by a wholly-owned subsidiary of Ship Finance, a related party, and is controlled by Seadrill through a bareboat charter agreement that expires in 2023. Until October 31, 2013, we operated and managed this rig pursuant to an operational bareboat charter agreement that we entered into with Seadrill in July 2012. We have subsequently entered into a management agreement with Seadrill which replaced the bareboat charter agreement effective from November 1, 2013, pursuant to which we continue to operate and manage the West Hercules while it is employed under the drilling contract with Statoil. Details of the respective agreements are as follows:

Bareboat Agreement (effective July 2012 through October 31,2013):
In July 2012, the management of West Hercules was transferred from Seadrill to North Atlantic. The rig was mobilized in 2012 for operations in Norway, where it will be working under a 4 year contract with Statoil. West Hercules will be operated by North Atlantic through a commercial agreement with Seadrill signed November 2012. The key terms of the agreement are:

•	Share of mobilization costs and revenue are 90% to Seadrill and 10% to North Atlantic.

•	North Atlantic is to pay Seadrill monthly operating lease payments for the use of the rig.

•	Operational risk rests with North Atlantic.

•	Capital expenditure and long term maintenance of the rig is to Seadrill’s account.

Seadrill has charged North Atlantic Drilling a charter hire fee of $58.5 million under the Bareboat Charter Agreement for the period from commencement date at January 31, 2013 until October 31, 2013. North Atlantic Drilling has charged Seadrill $63.8 million for its share of mobilization costs and $47.3 million for its share of mobilization revenue in the year ended December 31, 2013. In 2012 the Company charged Seadrill $140.5 million for its share of mobilization costs. There were no other related party transactions in connection with this agreement for the year ended December 31, 2012 as the rig had not yet commenced operations.

Termination Agreement (effective November 1, 2013):
We have agreed to assign the West Hercules drilling contract with Statoil to Seadrill and terminate the existing bareboat charter agreement between us and Seadrill effective from November 1, 2013. No compensation was payable by Seadrill in exchange for the assignment, nor was any compensation payable by us to Seadrill for the cancellation of the existing bareboat charter agreement.
Management Agreement (effective November 1, 2013):
North Atlantic entered into a management agreement with Seadrill effective from November 1, 2013 which replaced the existing bareboat charter agreement, pursuant to which North Atlantic will continue to operate and manage the West Hercules while it is employed under the drilling contract with Statoil. The key terms of the agreement are:

•    Seadrill is to pay North Atlantic a daily management fee.
•    North Atlantic is entitled to a potential bonus based on economical utilization of the operations.
•    All crew services shall be provided by North Atlantic and recharged to Seadrill with a margin of 7%.
•    All direct costs related to the operations shall be recharged to Seadrill with no margin.
•    Operational risk rests with Seadrill.
•    Capital expenditure and long term maintenance of the rig is for Seadrill’s account.
•    North Atlantic is entitled to receive and keep all agreed mark-up fee for provision of additional services under the Drilling Contract which are payable by the client.

North Atlantic has charged Seadrill a management fee of $1.5 million and crew costs of $10.5 million under the Management Agreement for the period from November 1, 2013 until December 31, 2013.

Newbuild installments and project costs
In February 2011, Seadrill paid $90.0 million on North Atlantic’s behalf in respect of the first installment to the shipyard on the West Linus newbuild. North Atlantic repaid Seadrill in full in October 2011.
Seadrill paid $31.1 million of project costs related to the West Elara newbuild on North Atlantic’s behalf throughout the year ended December 31, 2012. North Atlantic repaid $19.6 million to Seadrill in October 2011.

Management services:
North Atlantic Management provides all day-to-day management functions to the Company and its subsidiaries in accordance with the terms of the General Management Agreement.
North Atlantic Management has contracted in senior management services from Seadrill Management in accordance with the terms of the Services Agreement. The agreement can be terminated by either party at 90 days notice. In consideration of the services provided, the Company pay Seadrill a fee that includes the operating costs attributable to us plus a margin of 5% and, effective as of January 2013, we pay Seadrill a fee that includes the operating costs attributable to us plus a margin of 8%. Seadrill Management had charged North Atlantic Management a fee of $26.0 million, $18.9 million and $10.6 million for providing the services under the Services Agreement for the years ended December 31, 2013, 2012 and 2011, respectively.
The Company and its subsidiaries incorporated in Bermuda receive corporate secretarial and certain other administrative services applicable to the jurisdiction of Bermuda from Frontline Management (Bermuda) Ltd. The fee was less than $0.1 million for the years ended December 31, 2013, 2012 and 2011. Frontline Management (Bermuda) Ltd. is a wholly owned subsidiary of Frontline Ltd., a company in which Hemen Holding Limited is a large shareholder.
Allocations:
As described in note 1, management has allocated administrative expenses and pension costs and other financial items for the purposes of the combined consolidated carve-out financial statements. The amount allocated to the NADL Businesses and included within administrative expenses was $19.7 million for the year ended December 31, 2011. Interest expense related to general corporate purpose debt allocated to the NADL Businesses was $1.5 million for the year ended December 31, 2011. The derivatives’ gain allocated to the NADL Businesses and included in other financial items was $1.3 million for the year ended December 31, 2011. There were no allocations to the Company’s consolidated financial statements for the year ended December 31, 2013 and 2012.
Ship Finance transactions
Sale and leaseback contract:
The Company entered into sale and leaseback transaction with Ship Finance for the newbuild jack-up rig, West Linus, in June 2013. The total consideration is $600 million, whereof $195 million has been paid to North Atlantic on closing of the agreement, while the remaining balance of the purchase price shall be paid at delivery of the rig. The West Linus will be chartered back to North Atlantic on a bareboat charter for a period of 15 years, wherein North Atlantic has been granted four purchase options.

Ship Finance has an option to sell the acquired shares back to North Atlantic with immediate effect for an amount equal to all cash payments made by Ship Finance plus interests and expenses, if the rig has not been successfully delivered from the yard and unconditionally accepted by us by 28 February, 2014. Subsequent to December 31, 2013, we have taken delivery of the rigrefer note 29 (subsequent event). Ship Finance also has an option to sell the rig back to North Atlantic at the end of the charter period.

Seadrill has granted a guarantee in the principal amount of up to $525 million issued in favor of Ship Finance, which will become payable in the event that the West Linus is not unconditionally accepted by the charterer by June 30, 2014. The guarantee given by Seadrill commenced on February 13, 2014.

We have determined that the Ship Finance subsidiary, which owns the rig, is a variable interest entity (VIE), and that North
Atlantic is the primary beneficiary of the risks and rewards connected with the ownership of the rig and the charter contract.
Accordingly, the VIE is consolidated in our financial statements. The Company did not record any gain or loss from the sale of the unit, as it continued to be reported as asset at its original cost in the Company's consolidated balance sheet at the time of the transaction. At December 31, 2013, the unit is reported under Newbuildings in the Company’s consolidated balance sheet. Additional disclosure about the VIE has been provided in Note 27.

$195 million Loan Facility:
Ship Finance granted the VIE company, SFL Linus Ltd, an unsecured loan of $195 million on June 28, 2013 to be repaid at the earlier of June 30, 2029 or date of sale of the West Linus rig. The loan does not bear interest, however, Ship Finance reserves the right to charge interest once the rig is delivered from the shipyard. The proceeds of this loan will be used to finance the acquisition of the West Linus. The loan is presented as long term debt to related parties on our balance sheet on December 31, 2013. As of December 31, 2013, the Company has paid $1.5 million in loan fees.

$475 million Loan Facility:
On October 17, 2013, SFL Linus Ltd entered into a $475 million secured term loan and revolving credit facility with a syndicate of banks to fund the acquisition of West Linus, which has been pledged as security. SFL Linus Ltd will not be able to draw down on the loan until it has taken delivery of the rig and various customary conditions, as specified in the loan agreement, have been satisfied. The rig was delivered February 18, 2014. Refer also to note 29 (subsequent event) for additional details.The facility will bear interest at LIBOR plus maturity date. As of December 31, the Company has paid $2.2 million in commitment fees.

Archer transactions

Archer Engineering Services:
North Atlantic received engineering services from subsidiaries of Archer Ltd. The charged amount was $4.0 million , $3.0 million and $1.2 million for the years ended December 31, 2013, 2012 and 2011, respectively. Archer Ltd. is a company in which Seadrill Limited is a large shareholder.

Related Party Balances:
The following are the related party balances as at December 31, 2013 and December 31, 2012:

(In millions of U.S. dollars)	December 31, 2013	December 31, 2012
Receivables:
Seadrill Ltd	0.1	102.3
Seadrill Offshore AS	4.5	140.6
Seadrill Management AS	1.2	—
Amount due from related party	5.8	242.9
Payables
Seadrill Insurance Ltd.	3.8	4.5
Seadrill Management UK Ltd	2.9	—
Seadrill Management AS	—	7.9
Seadrill Deepwater Crewing Ltd.	—	11.7
Seadrill Deepwater Units Pte Ltd.	6.1	12.1
Seadrill Eminence Ltd	—	10.0
Other Seadrill subsidiaries	0.2	1.1
Amount due to related party	13.0	47.3
Revolving credit facility from Seadrill Ltd.	5.0	175.0
$27.5 Million shareholder loan facility provided by Seadrill Eminence Ltd.	—	27.5
Bond loan	500.0	500.0
Non-current related party loan from Ship Finance	195.0	—

Receivables and payables with related parties arise when the Company pays an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled monthly in arrears.

Amounts due to and from Seadrill Limited and its subsidiaries under business operations are unsecured, interest-free and intended to be settled in the ordinary course of business.

Interest charged relating to the bond loan and shareholder loan to Seadrill for the year ended December 31, 2013, 2012 and 2011 amounted to $44.7 million, $43.5 million and $38.7 million, respectively. Interest charged relating to the loan facility from Seadrill Eminence for the year ended December 31, 2013 amounted to $0.5 million.

Note 25 – Risk management and financial instruments

The majority of our gross earnings from the Company's drilling rigs are receivable in U.S. dollars and the majority of the Company's other transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. However, the Company has operations and assets in countries with currency other than U.S. dollars and incurs expenditures in other currencies, causing its results from operations to be affected by fluctuations in currency exchange rates. The Company is also exposed to changes in interest rates on floating interest rate debt. There is thus a risk that currency and interest rate fluctuations will have a negative effect on the value of the Company’s cash flows.
Interest rate risk management
The Company’s exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps. The Company’s objective is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. Surplus funds are generally placed in fixed deposits with reputable financial institutions, yielding higher returns than are available on overnight deposits in banks. Such deposits generally have short-term maturities, in order to provide the Company with flexibility to meet all requirements for working capital and capital investments. The extent to which the Company utilizes interest rate swaps and other derivatives to manage its interest rate risk is determined by the net debt exposure.
Interest rate swap agreements not qualified as hedge accounting
At December 31, 2013, the Company had interest rate swap agreements with an outstanding principal amount of $1,100 million (December 31, 2012: $1,100 million), all of which were entered into after the Company commenced operations as a standalone entity on April 1, 2011. Certain of these interest rate swaps are forward starting swaps as disclosed below. All agreements do not qualify for hedge accounting, and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under “other financial items.” The total fair value of the interest rate swaps outstanding at December 31, 2013 amounted to a liability of $39.9 million (December 31, 2012: $69.5 million liability).
The Company’s interest rate swap agreements as of December 31, 2013 were as follows:

Outstanding principal	Receive rate	Pay rate	Length of contract
(In US$ millions)
200	3 month LIBOR	2.14%	May 2011 - Jan 2016
200	3 month LIBOR	2.14%	May 2011 - Jan 2016
100	3 month LIBOR	2.74%	May 2012 - May 2017
200	3 month LIBOR	2.57%	June 2012 - June 2017
100	3 month LIBOR	2.56%	June 2012 - June 2017
100	3 month LIBOR	2.17%	Aug 2012 - Aug 2017
100	3 month LIBOR	2.17%	Aug 2012 - Aug 2017
100	3 month LIBOR	1.15%	Dec 2012 – Dec 2019

Interest rate hedge accounting

The Ship Finance subsidiary consolidated by the Company as a VIE (refer to Note 27 - Variable Interest Entities) has entered into interest rate swap agreements in order to mitigate its exposure to variability in cash flows for future interest payments on the loan taken out to finance the acquisition of West Linus. These interest rate swaps qualify for hedge accounting and any changes in their fair value are included in "other comprehensive income". Below is a summary of the notional amount, fixed interest rate payable and duration of the interest rate swaps.

Variable interest entity	Outstanding principal	Receive rate	Pay rate	Length of contract
	(in US$ Millions)
SFL Linus Ltd (West Linus)	237.5	3 month LIBOR	1.77%	Dec 2013 - Dec 2018
SFL Linus Ltd (West Linus)	4.0	1 month LIBOR	2.01%	Mar 2014 - Oct 2018
SFL Linus Ltd (West Linus)	4.0	1 month LIBOR	2.01%	Mar 2014 - Nov 2018

At year ended December 31, 2013, the above VIE Ship Finance subsidiary recorded fair value loss of $2.3 million on interest rate swaps. This loss was recorded by the VIE in "other comprehensive income" but due to its ownership by Ship Finance this loss is allocated to "non-controlling interest" in our consolidated statement of changes in equity.

Any change in fair value resulting from hedge ineffectiveness is recognized immediately in earnings. The VIE, and therefore North Atlantic, did not recognize any gain or loss due to hedge ineffectiveness in the consolidated financial statements during year ended December 31, 2013.

Cross currency interest rate swaps not qualified for hedge accounting

At December 31, 2013 we had outstanding cross currency interest rate swaps with a principal amount of $253.5 million. These agreements, entered into in October 2013, do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the Consolidated Statement of Operations under " Gain/(loss) on derivative financial instruments". The total fair value of cross currency interest rate swaps outstanding at December 31, 2013 amounted to a liability of $13.1 million . The fair value of the cross currency interest rate swaps are classified as other current liabilities in the balance sheet.

Foreign currency risk management

The Company uses foreign currency forward contracts and other derivatives to manage its exposure to foreign currency risk on certain assets, liabilities and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the balance sheet under other current assets if the contracts have a net positive fair value, and under other short-term liabilities if the contracts have a net negative fair value. At December 31, 2013, the Company had forward contracts to sell $124 million between January 2014 and June 2014 at exchange rates ranging from NOK5.96 to NOK6.18 per US dollar. The total fair value of currency forward contracts at December 31, 2013 amounted to $0.2 million receivable (December 31, 2012: $3.2 million receivable).

Credit risk
The Company has financial assets, including cash and cash equivalents, restricted cash, other receivables and certain amounts receivable on derivative instruments, mainly forward exchange contracts and interest rate swaps. These assets expose the Company to credit risk arising from possible default by the counterparty. The Company considers the counterparties to be creditworthy financial institutions and does not expect any significant loss to result from non-performance by such counterparties. The Company, in the normal course of business, does not demand collateral. The credit exposure of interest rate swap agreements and foreign currency contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is the Company’s policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give the Company the legal right to discharge all or a portion of amounts owed to a counterparty by offsetting them against amounts that the counterparty owes to the Company.
Fair values
The carrying value and estimated fair value of the Company’s financial instruments at December 31, 2013 and December 31, 2012 are as follows:

	December 31, 2013		December 31, 2012
(In millions of U.S. dollars)	Fair value	Carrying value	Fair value	Carrying value
Cash and cash equivalents	84.1	84.1	98.4	98.4
Restricted cash	25.3	25.3	23.6	23.6
Current portion of long-term debt	166.7	166.7	166.7	166.7
Long-term portion of floating rate debt	1,581.2	1,581.2	1,583.3	1,583.3
Related party debt	728.4	700.0	747.9	702.5

Financial instruments that are measured at fair value on a recurring basis:

(In millions of U.S. dollars)		December 31, 2013		December 31, 2012
		Fair value	Carrying value	Fair value	Carrying value
Assets
Currency forward contracts	Level 2	0.8	0.8	3.2	3.2
Interest rate swaps	Level 2	5.4	5.4	—	—

Liabilities
Currency forward contracts	Level 2	1.0	1.0	—	—
Interest rate swaps	Level 2	47.6	47.6	69.5	69.5
Cross Currency Swap	Level 2	13.1	13.1	—	—

Movements in interest rate swaps:

(In millions of U.S. dollars)
Beginning balance, December 31, 2012	(69.5)
Changes in fair value	27.3
Closing balance, December 31, 2013	(42.2)

Movements in currency forward contracts:

(In millions of U.S. dollars)
Beginning balance, December 31, 2012	3.2
Additions	—
Disposals	—
Changes in fair value	(3.0)
Closing balance, December 31, 2013	0.2

Movements in cross currency swaps:

(In millions of U.S. dollars)
Beginning balance, December 31, 2012	—
Additions	(6.4)
Changes in fair value	(6.7)
Closing balance, December 31, 2013	(13.1)

US GAAP emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, US GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).
Level one input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.
Quoted market prices are used to estimate the fair value of marketable securities, which are valued at fair value on a recurring basis.
The fair values of interest rate swaps, cross currency swaps and forward exchange contracts are calculated using the income approach, discounting of future contracted cash flows on LIBOR and NIBOR interest rates.
The carrying value of cash and cash equivalents and restricted cash, which are highly liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.
The fair value of the current and long-term portion of floating rate debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset regularly and usually in the range between every one to six months. This debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance plus accrued interest. We have categorized this at level 2 on the fair value measurement hierarchy.
The fair value of the $500 million related party bond at December 31, 2013 is estimated based on instruments for which fair value is readily available in the market with comparable credit spreads as at December 31, 2013 and at the time of entering into the debt agreement. We have categorized this at level 2 on the fair value measurement hierarchy.
The fair value of the $5 million floating rate revolving loan from Seadrill is estimated to be equal to the carrying value. This estimate is based on the assumption that changes in interest rates have insignificant impact on the fair value of the loan since the applicable interest rate reprices to market frequently.
Retained Risk

Physical Damage Insurance

The Parent purchases hull and machinery insurance to cover for physical damage to its drilling rigs and charges the Company for the cost related to the Company’s fleet.

The Company retains the risk for the deductibles relating to physical damage insurance on the Company’s rig fleet. The deductible is currently a maximum of $5 million per occurrence.

Loss of Hire Insurance

The Parent purchases insurance to cover for loss of revenue in the event of extensive downtime caused by physical damage to its drilling rigs, where such damage is covered under the Parent’s physical damage insurance, and charges the Company for the cost related to the Company’s fleet.
The loss of hire insurance has a deductible period of 60 days after the occurrence of physical damage. Thereafter, insurance policies according to which the Company is compensated for loss of revenue are limited to 210 days. The Company retains the risk related to loss of hire during the initial 60 day period, as well as any loss of hire exceeding the number of days permitted under insurance policy.

Protection and Indemnity Insurance

The Parent purchases protection and indemnity insurance and excess liability for personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling rigs to cover claims of up to $250 million, per event and in the aggregate.
The Company retains the risk for the deductible of up to $0.025 million per occurrence relating to protection and indemnity insurance.

Concentration of risk

The Company has financial assets, including cash and cash equivalents, other receivables and certain derivative instrument receivable amounts. These other assets expose the Company to credit risk arising from possible default by the counterparty. There is also a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Swedbank AB, Danske Bank, ABN Amro and Nordea Bank Finland Plc. The Company considers these risks to be remote.

Revenues from the following customers accounted for more than 10% of the Company’s consolidated revenues:

Contract revenue split by client:	Year ended December 31,
	2013	2012	2011
Statoil	57%	46%	31%
Shell	14%	17%	23%
ExxonMobil	12%	8%	—
Total	13%	16%	23%
BG Consortium	—	13%	23%
Other	4%	—	—
Total	100%	100%	100%

Note 26 – Commitments and contingencies

Legal Proceedings:

The Company may be a party, as plaintiff or defendant, to lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of its drilling rigs, in the ordinary course of business. The Company believes that the resolution of such claims either individually or in aggregate will not have a material adverse effect on the Company's operations or financial condition, and has currently no outstanding legal proceeding it considers material.

Pledged assets

The book value of assets pledged under mortgages and overdraft facilities at December 31, 2013 was $2,377.8 million.

Newbuilding Commitments
As of December 31, 2013, we had two contractual commitments under newbuilding contracts. The contracts are for the construction of one jack-up drilling rig and one semi-submersible drilling rig which is scheduled to be delivered in Q1 2014 and Q1 2015, respectively. The maturity schedule for the contractual commitments as of December 31, 2013 is as follows:

(In millions of U.S. dollars)	2014	2015	2016	2017	2018	2019 and thereafter
Newbuildings	360	454.4	—	—	—	—

The remaining contractual commitments for West Linus, $360 million, will be financed with the $475 million secured term loan entered into by SFL Linus Ltd in October 2013. Refer also to note 17 (Long-term interest bearing debt and interest expenses) and note 27 (Variable Interest Entity) for additional details regarding the facility. We plan to finance the remaining contractual commitments for the West Rigel with cash flows from operations, borrowings under new credit facilities, and the net proceeds from securities offered in the public and private debt capital markets.

Leased Premises Commitments
The related operating lease commitments are summarized in the table below:

(In millions of U.S. dollars)	2014	2015	2016	2017	2018	2019 and thereafter
Leased premises	5.0	5.2	5.3	5.1	4.6	9.0

Guarantees
The Company has not issued any guarantees in favor of third parties.
Note 27 - Variable Interest Entity (VIE)

As of December 31, 2013, the Company leased a newbuild jack-up rig from a VIE under a finance lease. The shares in North Atlantic Linus Ltd, that owned the newbuild jack-up rig, was sold by the Company to Ship Finance Ltd on June 30, 2013, while the West Linus rig was simultaneously leased back by the Company on a bareboat charter contract for a term of 15 years. The Company has four options to repurchase the unit during the charter period, and Ship Finance has an option to sell the asset at the end of the 15 year lease period. The following table gives a summary of the sale and leaseback arrangement, as of December 31, 2013:

Unit	Effective from	Sale value (in US$ millions)	First repurchase option (in US$ millions)	Month of first repurchase option	Last repurchase option (in US$ millions)	Month of last repurchase option
West Linus	June 2013	600	370	On the 5th anniversary*	170	On the 15th anniversary*
* Anniversaries of the drilling contract commencement date

Ship Finance has a right to require North Atlantic to purchase the rig on the 15th anniversary for the price of $100 million if North Atlantic doesn’t exercise the final repurchase option.

The Company has determined that the Ship Finance subsidiary, which owns the rig, is a variable interest entity (VIE), and that North Atlantic is the primary beneficiary of the risks and rewards connected with the ownership of the rig and the charter contract. Accordingly, the VIE is consolidated in our financial statements. The Company did not record any gain or loss from the sale of the shares, as the assets and liabilities continued to be reported at its original cost in the Company's consolidated balance sheet at the time of the transaction. At December 31, 2013, the asset is reported under Newbuildings in the Company’s consolidated balance sheet. Refer also to note 24 (Related party transactions) for additional details about the sales and leaseback contract.

The bareboat charter rate is set on the basis of a Base LIBOR Interest Rate for the bareboat charter contract, and thereafter adjusted for differences between the LIBOR fixing each month and the Base LIBOR Interest Rate for the contract. A summary of the bareboat charter rate per day is given below. The amounts shown are based on the Base LIBOR Interest Rate.
(In thousands of US$)

Unit	Base LIBOR interest rate	From delivery date until commencement date	2014	2015	2016	2017
West Linus	1%	85	222	222	222	222

The assets and liabilities in the accounts of the VIE as at December 31, 2013 are as follows:

December 31, 2013
(In millions of US$)	SFL Linus Ltd
Newbuildings	195.0
Total assets	195.0

Non-current related party liability	195.0
Derivative instruments - payable	2.3
Total liabilities	197.3

Accummulated Other Comprehensive loss	(2.3)
Total stockholders' equity	(2.3)
Total liabilities and stockholders' equity	195.0

Book value of the unit in the Company’s consolidated accounts	162.0

Note 28 - Non-controlling interest

In 2013 the Company entered into a sale and leaseback arrangement for West Linus with Ship Finance, who incorporated subsidiary company for the sole purpose of owning and leasing the rig. The Company has recognized this subsidiary company as a VIE and concluded that North Atlantic Drilling is their primary beneficiary. Accordingly, this subsidiary company is included in the Company`s consolidated accounts, with the Ship Finance equity in this company included in non-controlling interest.

Changes in non-controlling interest in 2013, 2012 and 2011 are as follows;

(In millions of U.S. dollars)	Ship Finance	Total
December 31, 2012	—	—
Changes in 2013	(2.3)	(2.3)
2013 net (loss)/income	—	—
December 31, 2013	(2.3)	(2.3)

Note 29 - Subsequent Events

On January 28, 2014, the Company offered to exchange all of the unregistered common shares that it previously issued in its prior equity private placements, other than the common shares owned by affiliates of the Company, for common shares that have been registered under the Securities Act of 1933. The Company has filed a registration statement on Form F-4 (File No. 333-185395) to register the common shares to be offered by the Company in the exchange offer. The settlement of the Exchange offer commenced on March 3, 2014 and 53,068,404 shares were exchanged, which represents 92% of the original shares eligible to participate in the exchange offer.

On January 29, 2014, the Company completed its initial public offering in the United States by issuing $125 million in new shares and commenced trading on the New York Stock Exchange under the symbol "NADL". The offering of 13,513,514 common shares was priced at $9.25 per share. The net proceeds of this public offering are expected to be used for general corporate purposes and working capital requirements

On January 31, 2014, the Company sold $600 million Senior Unsecured Notes in a private offering within the United States to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933 and to certain other persons outside of the United States in reliance on Regulation S under the Securities Act.  The notes bear a fixed coupon of 6.25% and are due in February 2019. The net proceeds of this offering have been used to repay the $500 million Seadrill bond, including a settlement premium of $45 million, of which $22.5 million is settled in cash and the remaining $22.5 million as a deemed contribution. The remaining amount will be used for general corporate purposes.

On February 18, 2014, West Linus was delivered from Jurong Shipyard and is currently en route to Norway on a heavy-lift vessel. As such, the Ship Finance option to sell the acquired shares back to NADL has now lapsed. Concurrently with the delivery of West Linus, SFL Linus Ltd, a subsidiary of Ship Finance which we consolidate as a VIE, has drawn down the full amount of the $475 million secured term loan and revolving credit facility as described in note 17. The remaining $405 million consideration of the $600 million sale and leaseback transaction with Ship Finance has been paid upon delivery of the rig and the proceeds have been used to pay the final yard installment and general corporate purposes.