Form 20-F/A
period 2013-12-31
North Atlantic Drilling Ltd.
filed 2014-05-22
CIK 1560186

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

Disposals
We sold the shares in two of our subsidiaries, Seadrill Norge Holding AS and Seadrill Norge AS to Seadrill Limited on June 28, 2013. Total consideration for the shares was $154 million, offset by a liability of $288.4 million that we had against these subsidiaries before the sales. In relation to this common control transaction, $2.3 million has been recognized as contributed deficit as of December 31, 2013. The sales had no cash effect in the year ended December 31, 2013 and the net increased liability has been treated as a drawdown on the increased revolving credit facility provided by Seadrill. The increased revolving facility has subsequently been repaid. Please see "Item5. Operating and financial review and prospects - B. Liquidity and Capital Resources - Seadrill Revolving Credit Facility."

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
Competition for offshore drilling rigs is generally on a global basis, as rigs are highly mobile. However, the cost associated with mobilizing rigs between regions is sometimes substantial, as entering a new region could necessitate modifications of the drilling rig and its equipment to specific regional requirements. For example, drilling rigs operating in the North Atlantic Region and in other harsh environment drilling locations require specialized equipment and modifications, including without limitation, unique structuring of drilling rig hulls and protection from exposure to weather and low temperatures. Not all rigs can be modified to operate in harsh environment conditions. The large investment in specialized or modified drilling equipment required to operate in harsh environment conditions creates barriers to entry. In addition, Norway imposes added requirements for drilling facilities, including, among other things, strict standards relating to safety, drilling rig technical specifications, crew accommodations and certain other compliance measures, known as Acknowledgment of Compliance, or AOC, which must be satisfied in order to operate in the Norwegian Continental Shelf. All of our drilling rigs meet, or are being constructed to meet, AOC requirements.
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
			—
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

	Invested Equity	Share Capital	Additional paid-in capital	Contributed surplus	Retained earnings	Other comprehensive loss	NCI	Contributed deficit	Total equity
Balance at December 31, 2010	1,675.5	—	—	—	—	(8.0)	—	—	1,667.5
Net income	76.4	—	—	—	—	—	—	—	76.4
Discontinued operations not contributed to the Company	(415.0)	—	—	—	—	—	—	—	(415.0)
Movement in Invested Equity	146.1	—	—	—	—	—	—	—	146.1
Issued at inception (3000 shares at par value of USS5 each)	—	—	—	—	—	—	—	—	—
Issuance of common shares in private placement	—	250.0	175.0	—	—	—	—	—	425.0
Cost related to capital increase	—	—	(6.9)	—	—	—	—	—	(6.9)
Issuance of common shares to Seadrill in exchange for harsh environment rigs	—	750.0	525.0	—	—	—	—	—	1,275.0
Operations contributed to the Company	(1,047.7)	—	—	—	—	—	—	1,047.7	—
Purchase of Seadrill companies owning harsh environment rigs	—	—	—	—	—	—	—	(2,354.8)	(2,354.8)
Balance at March 31, 2011	435.3	1,000.0	693.1	—	—	(8.0)	—	(1,307.1)	813.3
West Phoenix contributed to the company	(435.3)	—	—	—	—	—	—	435.3	—
Settlement for West Phoenix	—	—	—	—	—	—	—	(365.8)	(365.8)
Purchase of treasury shares	—	(11.9)	(6.8)	—	—	—	—	—	(18.7)
Stock options	—	—	0.7	—	—	—	—	—	0.7
Other comprehensive income	—	—	—	—	—	(3.6)	—	—	(3.6)
Dividend paid	—	—	—	—	(73.7)	—	—	—	(73.7)
Net income	—	—	—	—	173.5	—	—	—	173.5
Balance at December 31, 2011	—	988.1	687.0	—	99.8	(11.6)	—	(1,237.6)	525.7
Issuance of common shares in private placement	—	150.0	150.0	—	—	—	—	—	300.0
Cost related to capital increase	—	—	(2.7)	—	—	—	—	—	(2.7)
Stock options	—	—	0.8	—	—	—	—	—	0.8
Distribution of West Phoenix settlement payment	—	—	—	—	—	—	—	(27.5)	(27.5)

Reduction of share premium	—	—	(834.3)	834.3	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	(21.2)	—	—	(21.2)
Dividend paid	—	—	—	—	(197.7)	—	—	—	(197.7)
Effect of tax indemnification							—	79.0	79.0
Net income	—	—	—	—	181.7	—	—	—	181.7

Balance at December 31, 2012	—	1,138.1	0.8	834.3	83.8	(32.8)	—	(1,186.1)	838.1
Other comprehensive income	—	—	—	—	—	(6.6)	(2.3)	—	(8.9)
Stock options	—	—	0.5	—	—	—	—	—	0.5
Common control transaction	—	—	—	—	—	—	—	(2.3)	(2.3)
Dividend paid	—	—	—	—	(205.5)	—	—	—	(205.5)
Net income	—	—	—	—	235.6	—	—	—	235.6

Balance at December 31, 2013	—	1,138.1	1.3	834.3	113.9	(39.4)	(2.3)	(1,188.4)	857.5
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

(1)Share issuance of 150,000,000 common shares, representing a 75.0% equity interest in the Company, at a subscription price of $8.50 per share, or $1,275 million.

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

Depreciation and amortization expense was US$188.0 million, US$162.8 million and US$140.7 million for the years ended December 31, 2013, 2012 and 2011 respectively.

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

The $2,000 million senior secured credit facility has a 6 year term payable quarterly with a balloon payment of $1,000 million at maturity. The loan bears interest of Libor plus 2.0% per annum.

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

•	Minimum liquidity requirement: to maintain cash and cash equivalents of at least $50 million and $75 million for the $500 million bond and the NOK1500 million bond respectively.

As of December 31, 2013, the Company is in compliance with all of the covenants under its outstanding bonds.

Note 18 – Other current liabilities

(In millions of U.S. dollars)	December 31, 2013	December 31, 2012

Derivative financial instruments [1]	59.4	69.5
Accrued interest expense	19.3	17.9
Accrued expenses	79.2	119.1
Employee withheld taxes, social security and vacation payment	46.3	36.8
Short term portion of deferred revenues	19.2	13.5
Uncertain tax positions	—	142.0
Total other current liabilities	223.4	398.8

(1)	Derivative financial instruments consist of unrealized losses on interest rate swaps, cross currency swaps and foreign exchange rate forwards. Additional disclosure has been provided in Note 25.

Note 19 – Other non-current liabilities

(In millions of U.S. dollars)	December 31, 2013	December 31, 2012

Deferred revenue	33.6	40.4
Derivative financial instruments(1)	2.3	—
Total non-current liabilities	35.9	40.4

(1)	Derivative financial instruments consist of unrealized losses on interest rate swaps. Additional disclosure has been provided in Note25.
Note 20 – Common shares

	December 31, 2013		December 31, 2012
All shares are common shares of $5.00 par value each	Shares	US$ millions	Shares	US$ millions
Authorized share capital	400,000,000	2,000.0	400,000,000	2,000.0

Issued and fully paid share capital	230,003,000	1,150.0	230,003,000	1,150.0
Treasury shares held by Company	(2,373,863)	(11.9)	(2,373,863)	(11.9)

Outstanding shares in issue	227,629,137	1,138.1	227,629,137	1,138.1

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
The Company’s contributed deficit account originally amounted to $1,307.1 million and relates to the difference between the carrying value of net assets purchased and the consideration paid for the businesses acquired in the North Atlantic Restructuring. This account will not be netted against future earnings and does not restrict the Company’s ability to pay dividends. During 2011, 2012 and 2013 the amount has been reduced to $1,186.1 million following recognition of certain common control transactions.

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

Note 23 - Pension benefits

The Company has several defined benefit pension plans covering substantially all Norwegian employees. All off the plans are administered by a life insurance company.

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

Years ending December 31, (In millions of U.S. dollars)
2014	19.3
2015	21.6
2016	22.4
2017	23.3
2018	24.2
2019-2023	135.3
Total payments expected during the next 10 years	246.1

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
Sales of Seadrill Norge AS:
The Company sold the shares in two of its subsidiaries, Seadrill Norge Holding AS and Seadrill Norge AS to Seadrill Limited on June 28, 2013. Total consideration for the shares was $154 million, offset by a liability of $288.4 million that North Atlantic Drilling Ltd had against its subsidiaries before the sales. In relation to the common control transaction, $2.3 million has been recognized as contributed deficit as of December 31, 2013. The sales had no cash effect in the year ended December 31, 2013 and the net increased liability has been treated as a drawdown on the increased revolving credit facility provided by Seadrill. The increased revolving facility has subsequently been repaid, refer to information provided under section "$85 million Revolving Credit Facility".

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

Unit	Effective from	Sale value (in US$ millions)	First repurchase option (in US$ millions)	Month of first repurchase option	Last repurchase option (in US$ millions)	Month of last repurchase option
West Linus	June 30, 2013	600	370	On the 5th anniversary*	170	On the 15th anniversary*
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