Form 20-F
period 2014-12-31
North Atlantic Drilling Ltd.
filed 2015-04-22
CIK 1560186

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________
FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________________ to _________________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report _________________

Commission file number: 001-36277
_____________________
NORTH ATLANTIC DRILLING LTD.
(Exact name of Registrant as specified in its charter)

Bermuda (Jurisdiction of incorporation or organization)
Par-la-Villa Place, 4th Floor, 14 Par-la-Villa Road, Hamilton, HM08, Bermuda
(Address of principal executive offices)
Georgina Sousa, +1 (441)295-9500, Gsousa@front.bm)

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

As of December 31, 2014, there were 241,142,651 shares of common stock, par value $5.00 per share, of the Registrant's common stock outstanding

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

Yes	☑	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See the definitions of “large accelerated filer” and “accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☑	U.S. GAAP
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

FORWARD-LOOKING STATEMENTS
The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical or present facts or conditions.
We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection therewith. This Annual Report and any other written or oral statements made by us or on our behalf may include forward-looking statements which reflect our current views with respect to future events and financial performance. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.
The forward-looking statements in this Annual Report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors and matters discussed elsewhere in this Annual Report, and in the documents incorporated by reference in this Annual Report, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•
factors related to the offshore drilling market, including the impact of enhanced regulations in the jurisdictions in which we operate, supply and demand, utilization rates, day rates, customer drilling programs, commodity prices, stacking of rigs, reactivation of rigs, effects of new rigs on the market, effects of retirement or scrapping of rigs on the market, exploitation of sources of oil that do not require offshore drilling units, the development of alternative sources of fuel and energy, and effects of changes in oil and gas prices and the state of the global economy on market outlook for our various geographical operating sectors and classes of rigs;

•
hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations;

•	customer contracts, including contract backlog, contract commencements, contract terminations, contract option exercises, contract revenues, contract awards and rig mobilizations;

•	repudiation, nullification, modification or renegotiation of contracts;

•	delay in payments by, or disputes with, our customers under our drilling contracts;

•	newbuildings, upgrades, shipyard and other capital projects, including completion, delivery and commencement of operations dates;

•	expected downtime and lost revenue, and the ability of our drilling units to perform satisfactorily or to our expectations,

•
political and other uncertainties, including political unrest, risks of terrorist acts, war and civil disturbances, piracy, significant governmental influence over many aspects of local economies, seizure, nationalization or expropriation of property or equipment;

•	limitations on insurance coverage, such as war risk coverage, in certain areas;

•	foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;

•	the inability to repatriate income or capital;

•	expected costs or maintenance and repairs, including complications associated with repairing and replacing equipment in remote locations;

•	import-export quotas;

•	wage and price controls;

•	imposition of trade barriers, including economic sanctions;

•
regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activity, changing taxation policies and other forms of government regulation and economic conditions that are beyond our control;

•	the level of expected capital expenditures,our expected financing of such capital expenditures and the timing and cost of completion of capital projects;

•	our ability to successfully employ our drilling units;

•	our expected debt levels;

•	our ability to procure or have access to financing;

•	our ability to comply with loan covenants;

•	liquidity and adequacy of cash flow for our obligations;

•	factors affecting our results of operations and cash flow from operations, including revenues and expenses, uses of excess cash, including debt retirement , timing and proceeds of asset sales;

•
tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, including those associated with our activities in Bermuda, Norway, the United Kingdom, and Russia;

•	legal and regulatory matters, including results and effects of legal proceedings, outcome and effects of internal and governmental investigations;

•	customs and environmental matters;

•	effects of accounting changes and adoption of accounting policies;

•	recruitment and retention of personnel;

•	pension plan and other post retirement benefit plan contributions;

•	the timing of severance payments and benefit payments;

•	acquisitions and divestitures of businesses and assets and the execution of transactions to acquire and divest businesses and assets,
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
Throughout this report, all references to “we,” “our,” “us,” "NADL" and the “Company” refer to North Atlantic Drilling Ltd. and its subsidiaries. Unless otherwise indicated, all references to “U.S. dollars,” “USD,” “dollars,” “US$” and “$” in this annual report are to the lawful currency of the United States of America and references to “Norwegian Kroner” and “NOK” are to the lawful currency of Norway. References in this annual report to our common shares are adjusted to reflect the consolidation of our common shares through a one-for-five reverse stock split, which our Board of Directors made effective as of November 19, 2012. References in this Annual Report to “Statoil,” “ConocoPhillips,” “Shell,” “Total,” “ExxonMobil,” “Centrica,” “KMNG” and “Rosneft” refer to Statoil ASA , Conoco Phillips Company, Royal Dutch Shell, Total S.A., Exxon Mobil Corporation, Centrica PLC, Karmorneftegaz SARL and Rosneft Oil Company, respectively, and certain of each of their subsidiaries that are our customers. References in this Annual Report to “ft” shall mean “in feet.”
A.    Selected Financial Data
The selected statement of operations and other financial data of the Company with respect to the fiscal years ended December 31, 2014, 2013 and 2012 and the selected balance sheet data of the Company with respect to the fiscal years ended December 31, 2014 and 2013 been derived from the Company's Consolidated Financial Statements included in Item 18 of this Annual Report, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.
The selected statement of operations and other financial data for the fiscal year ended December 31, 2011 and 2010 and the selected balance sheet data with respect to the fiscal years ended December 31, 2012, 2011 and 2010 have been derived from the audited Consolidated and Combined Consolidated Carve-Out Financial Statements of the Company and are not included herein.
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

(in millions of U.S. dollars except common share and per share data)	Year ended December 31,
	2014	2013	2012	2011	2010
	Consolidated	Consolidated	Consolidated	Combined and Consolidated	Combined and Consolidated
Statement of Operations Data
Total operating revenues from continuing operations	1,263.7	1,324.3	1,044.7	938.0	874.7
Net operating (loss)/income from continuing operations	(116.4)	360.6	404.1	402.0	391.7
Net (loss)/income from continuing operations	(320.5)	235.6	181.7	246.7	290.9
(Loss)/Earnings per share, basic and diluted-continuing operations(1)	(1.39)	1.04	0.82	1.28	1.94
Dividends declared per share(2)	0.480	0.905	0.900	0.600	—
Weighted average common shares outstanding, in millions	240.1	227.6	220.3	192.5	150.0

Balance Sheet Data (at end of period):
Cash and cash equivalents(3)	116.2	84.1	98.4	147.4	3.7
Drilling rigs	2,923.5	2,377.8	2,416.2	2,006.8	2,072.3
Newbuildings	172.6	312.9	248.7	572.2	119.0
Goodwill	—	480.6	480.6	480.6	480.6
Total assets	3,688.6	3,699.3	3,938.5	3,607.4	4,320.8
Interest bearing debt (including current portion)	2,744.4	2,447.9	2,452.5	2,626.7	1,480.0
Common share capital	1,205.7	1,138.1	1,138.1	988.1	—
Total shareholders’ equity	461.6	857.5	838.1	525.7	1,667.5

Other Financial Data:
Net cash provided by continuing operations	199.1	425.2	254.2	334.6	252.8
Net cash used in investing activities from continuing operations	(447.5)	(103.9)	(238.8)	(390.4)	(104.1)
Net cash (used in)/provided by financing activities from continuing operations	271.2	(334.0)	(64.6)	199.6	(240.7)
____________________

(1)
Basic and diluted earnings per share have been computed assuming the shares issued to Seadrill Limited, or Seadrill, upon formation of the Company and as part of consideration for the North Atlantic Restructuring (defined later), amounting to 150,003,000 common shares, were outstanding for all periods presented.

(2)	Includes the fourth quarter dividends for 2014, 2013, 2012 and 2011 that were declared subsequent to the year end in the first quarter of the following year.

(3)	Excludes restricted cash.

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

Risk Factors Relating to Our Business
Our business and growth depends on the level of activity in the offshore oil and gas industry, which is significantly affected by, among other things, volatile oil and gas prices, and may be materially and adversely affected by a decline in the offshore oil and gas industry.
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

•
the worldwide political and military environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East, eastern Europe or other geographic areas or further acts of terrorism in the United States, or elsewhere.

Declines in oil and gas prices for an extended period of time, or market expectations of potential decreases in these prices, could negatively affect our future growth. Sustained periods of low oil and gas prices typically result in reduced exploration and drilling because oil and gas companies’ capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices. These changes in commodity prices can have a dramatic effect on rig demand, and periods of low demand can cause excess rig supply and intensify competition in the industry, which often results in drilling rigs, particularly older and less technologically-advanced drilling rigs, being idle for long periods of time. We cannot predict the future level of demand for drilling rigs or future conditions of the oil and gas industry. In response to the recent decrease in the prices of oil and gas, a number of oil and gas companies, including some of our customers, have recently announced decreases in budgeted expenditures for offshore drilling. Any future decrease in exploration, development or production expenditures by oil and gas companies could reduce our revenues and materially harm our business, results of operations and cash available for distribution.
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
Please also see “-The current downturn in activity in the oil and gas drilling industry has and is likely to continue to have an adverse impact on our business and results of operations.”

An over-supply of drilling rigs may lead to a reduction in dayrates and therefore may materially impact our revenues and profitability.
During the recent period of high utilization and high dayrates, which we believe ended in early 2014, industry participants have increased the supply of drilling rigs by ordering new drilling rigs, particularly within the ultra-deepwater segment of the industry. Historically, this has resulted in an over-supply of drilling rigs and has caused a subsequent decline in utilization and dayrates when the drilling rigs have entered the market, sometimes for extended periods of time until the new rigs have been absorbed into the active fleet. The worldwide fleet of ultra-deepwater drilling rigs consisted of 156 rigs (63 semi-submersibles and 93 drillships) as of March 20, 2015. As of the same date, an additional 15 semi-submersibles and 52 ultra-deepwater drillships were under construction or on order, which would bring the total ultra-deepwater fleet to 223 rigs by January 2020, assuming no reduction in the total fleet size through retirement of drilling units or otherwise.
Rigs operating in harsh environments, such as the North Sea, Barents Sea, West of Shetland, Greenland and other similar locations require specialized capabilities related to motion, wind resistance, insulation and heat tracing. As of March 20, 2015, 85 floaters were capable of operations in harsh environments with an additional 24 such harsh environment floaters under construction or on order.
A relatively large number of the drilling rigs currently under construction, including 14 harsh environment drilling rigs, have not been contracted for future work, and a number of units in the existing worldwide fleet are currently off contract. The supply of available uncontracted units is likely to intensify price competition as scheduled delivery and redelivery dates occur and additional contracts terminate without renewal and lead to a reduction in dayrates as the active fleet grows. Any reductions in drilling activity by our customers may not be uniform across different geographic regions. Locations where costs of drilling and production are relatively higher, such as Arctic, harsh environment or deepwater locations where we operate, may be subject to greater reductions in activity. Such reductions in high cost regions may lead to relocation of drilling units, increasing the supply of available drilling units in regions with relatively less reductions in activity. In addition, customers may demand renegotiation of existing contracts to lower dayrates. In an over-supplied market, we may have limited bargaining power to renegotiate on more favorable terms. Lower utilization and dayrates could adversely affect our revenues and profitability.
In addition, prolonged periods of low utilization and dayrates could also result in the recognition of impairment charges on our drilling rigs if future cash flow estimates, based on information available to management at the time, indicate that the carrying value of these drilling rigs may not be recoverable.
Please also see “-The current downturn in activity in the oil and gas drilling industry has and is likely to continue to have an adverse impact on our business and results of operations.”
An economic downturn could have a material adverse effect on our revenue, profitability and financial position.
We depend on our customers’ willingness and ability to fund operating and capital expenditures to explore, develop and produce oil and gas, and to purchase drilling and related equipment. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. The world economy is currently facing a number of challenges. Concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for oil and natural gas and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and profitability, and may have a disproportionate impact on us because we currently operate exclusively offshore in Norway and the United Kingdom. This includes uncertainty surrounding the sovereign debt and credit crises in certain European countries and the continued economic slowdown in the Asia Pacific region, including Japan and China. In addition, turmoil and hostilities in Ukraine, Korea, the Middle East, North Africa and other geographic areas and countries are adding to overall risk.
In addition, worldwide financial and economic conditions could cause our ability to access the capital markets to be severely restricted at a time when we would like, or need, to access such markets, which could impact our ability to react to changing economic and business conditions. Worldwide economic conditions have in the past impacted, and could in the future impact, the lenders participating in our credit facilities and our customers, causing them to fail to meet their obligations to us. In addition, a portion of the credit under our credit facilities is provided by European banking institutions. If economic conditions in Europe preclude or limit financing from these banking institutions, we may not be able to obtain financing from other institutions on terms that are acceptable to us, or at all, even if conditions outside Europe remain favorable for lending.

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
We rely on certain third parties to provide supplies and services necessary for our offshore drilling operations, including drilling equipment suppliers, caterers and machinery suppliers. The number of available suppliers is limited, resulting in fewer alternatives for sourcing key supplies. With respect to certain items, such as blow-out preventers, or BOPs, we are generally dependent upon the original equipment manufacturer for repair and replacement of the item or its spare parts. Such consolidation, combined with a high volume of drilling rigs under construction, may result in a shortage of supplies and services thereby increasing the cost of supplies and/or potentially inhibiting the ability of suppliers to deliver on time. For instance, several drilling companies, including Seadrill Limited, or Seadrill, our majority shareholder, experienced significant interruption of operations in early 2013 as a result of a defective batch of connector bolts procured by a supplier of BOP equipment, and the only source of approved replacement bolts was that same supplier. These cost increases or delays could have a material adverse effect on our results of operations and result in rig downtime, and delays in the repair and maintenance of our drilling rigs. Furthermore, many of our suppliers are U.S. companies or non-U.S. subsidiaries owned or controlled by U.S. companies, which means that in the event a U.S. supplier was debarred or otherwise restricted by the U.S. government from delivering products, our ability to supply and service our operations could be materially impacted. In addition, through regulation and permitting, certain foreign governments effectively restrict the number of suppliers and technicians available to supply and service our operations in those jurisdictions, which could materially impact our operations.
Governmental laws and regulations, including environmental laws and regulations, may add to our costs, expose us to liability or limit our drilling activity.
Our business in the offshore drilling industry is affected by laws and regulations relating to the energy industry and the environment in the geographic areas where we operate, including international conventions and treaties, and regional, national, state, and local laws and regulations (including those of the International Maritime Organization, European Union, the United Kingdom, and Norway). The offshore drilling industry is dependent on demand for services from the oil and gas exploration and production industry, and, accordingly, we are directly affected by the adoption of laws and regulations that, for economic, environmental or other policy reasons, curtail exploration and development drilling for oil and gas. Compliance with such laws, regulations and standards, where applicable, may require us to make significant capital expenditures, such as installation of costly equipment or operational changes, and may affect the resale value or useful lifetime of our rigs. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Further, our ability to compete in international offshore contract drilling markets may be limited by foreign governmental regulations that favor or require the awarding of contracts to local contractors or by regulations requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Governments in some countries are increasingly active in regulating and controlling the ownership of concessions, the exploration for oil and gas, and other aspects of the oil and gas industries. Offshore drilling in certain areas, including arctic areas, has been curtailed and, in certain cases, prohibited because of concerns over protection of the environment. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.
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
Our international operations in the offshore drilling sector involve additional risks, which could adversely affect our business.
We operate in various regions of the world. As a result of our international operations, we may be exposed to political and other uncertainties, including risks of:

•	terrorist acts, armed hostilities, war and civil disturbances;

•	acts of piracy, which have historically affected ocean-going vessels;

•	significant governmental influence over many aspects of local economies;

•	seizure, nationalization or expropriation of property or equipment;

•	repudiation, nullification, modification or renegotiation of contracts;

•	limitations on insurance coverage, such as war risk coverage, in certain areas;

•	political unrest;

•	foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;

•	the inability to repatriate income or capital;

•	complications associated with repairing and replacing equipment in remote locations;

•	import-export quotas, wage and price controls and imposition of trade barriers;

•	U.S. and foreign sanctions or trade embargoes;

•	regulatory or financial requirements to comply with foreign bureaucratic actions;

•	changing taxation policies, including confiscatory taxation;

•	other forms of government regulation and economic conditions that are beyond our control; and

•	governmental corruption.
In addition, international contract drilling operations are subject to various laws and regulations of the countries in which we operate, including laws and regulations relating to:

•	the equipping and operation of drilling units;

•	repatriation of foreign earnings and exchange controls;

•	oil and gas exploration and development;

•	taxation of offshore earnings and the earnings of expatriate personnel; and

•	use and compensation of local employees and suppliers by foreign contractors.
It is difficult to predict what governmental regulations may be enacted in the future that could adversely affect the international drilling industry. The actions of foreign governments, including initiatives by OPEC, may adversely affect our ability to compete. Failure to comply with applicable laws and regulations, including those relating to sanctions and export restrictions, may subject us to criminal sanctions or civil remedies, including fines, denial of export privileges, injunctions or seizures of assets.
The Deepwater Horizon oil spill in the U.S. Gulf of Mexico may result in more stringent laws and regulations governing offshore drilling, which could have a material adverse effect on our business, operating results or financial condition.
On April 20, 2010, there was an explosion and a related fire on the Deepwater Horizon, an ultra-deepwater semi-submersible drilling rig that is not connected to us, while it was servicing a well in the U.S. Gulf of Mexico. This catastrophic event resulted in the death of 11 workers and the total loss of that drilling rig, as well as the release of large amounts of oil into the U.S. Gulf of Mexico, impacting the environment and the region’s key industries. This event was investigated by several federal agencies, including the United States Department of Justice and by the United States Congress, and was also the subject of numerous lawsuits. On January 3, 2013, Transocean Deepwater Inc. agreed to plead guilty to violating the U.S. Clean Water Act and to pay $1.4 billion in civil and criminal fines and penalties for its conduct in relation to the incident. On May 30, 2010, the United States Department of the Interior issued a six-month moratorium on all deepwater drilling in the outer continental shelf regions of the U.S. Gulf of Mexico and the Pacific Ocean. On October 12, 2010, the United States government lifted the drilling moratorium, subject to compliance with enhanced safety requirements. All drilling in the U.S. Gulf of Mexico must comply with the Interim Final Rule to Enhance Safety Measures for Energy Development on the Outer Continental Shelf (Drilling Safety Rule), which took effect October 22, 2012, and the Workplace Safety Rule on Safety and Environmental Management Systems and various requirements imposed through Notices to Lessees and Operators (SEMS). Operators were required to implement a SEMS program by November 15, 2011 and submit their first completed SEMS audit to BSEE by November 15, 2013. The original SEMS rule was later modified by the SEMS II final rule which became effective June 4, 2013. SEMS II enhanced and supplemented operators' SEMS programs with employee training, empowering field level personnel with safety management decisions and strengthening auditing procedures by requiring them to be completed by independent third parties. Operators had until June 4, 2014 to comply with SEMS II, except for certain auditing requirements. All SEMS audits must comply with SEMS II by June 4, 2015. The U.S. Occupational Safety and Health Act (OSHA) imposes additional recordkeeping obligations concerning occupational injuries and illnesses for MODUs attached to the outer continental shelf.
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
The market for our services is characterized by continual and rapid technological developments that have resulted in, and will likely continue to result in, substantial improvements in equipment functions and performance. As a result, our future success and profitability will be dependent in part upon our ability to keep pace with technological developments. If we are not successful in acquiring new equipment or upgrading our existing equipment in a timely and cost-effective manner in response to technological developments or changes in standards in our industry, we could lose business and profits. The cost of upgrading our equipment may increase as our fleet ages, which could adversely affect our financial performance. In addition, current competitors or new market entrants may develop new technologies, services or standards that could render some of our services or equipment obsolete, which could have a material adverse effect on our operations.
In addition, we currently operate exclusively in Norway, the United Kingdom and Russia. If we are unable to expand our operations and pursue harsh environment drilling operations in other locations in the North Atlantic Region, it could have a material adverse effect on our operations.

The market value of our current drilling rigs and those we acquire in the future may decrease, which could cause us to record impairment losses, or incur realized losses if we decide to sell them following a decline in their market values.
During the second half of 2014, the estimated value of our drilling units decreased by approximately 7.7%. If the offshore contract drilling industry suffers adverse developments in the future, the fair market value of our drilling rigs may decline. The fair market value of the drilling rigs that we currently own, or may acquire in the future, may increase or decrease depending on a number of factors, including:

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
Please also see “-The current downturn in activity in the oil and gas drilling industry has and is likely to continue to have an adverse impact on our business and results of operations.”
Risks Relating to Our Company
The current downturn in activity in the oil and gas drilling industry has had and is likely to continue to have an adverse impact on our business and results of operations.
The oil and gas drilling industry is cyclical, and the industry has entered a downcycle. Crude oil prices have fallen during the past year. The price of Brent crude has fallen from over $100 per barrel in March 2014, to approximately $50 per barrel as of March 20, 2015. In response to the recent decrease in the prices of oil and gas, a number of our oil and gas company customers have recently announced decreases in budgeted expenditures for offshore drilling. Declines in capital spending levels, coupled with additional newbuild supply, have and are likely to continue to put significant pressure on dayrates and utilization. The decline and the perceived risk of a further decline in oil and/or gas prices could cause oil and gas companies to further reduce their overall level of activity or spending, in which case demand for our services may further decline and revenues may continue to be adversely affected through lower drilling unit utilization and/or lower dayrates.
Historically, when drilling activity and spending decline, utilization and dayrates also decline and drilling has been reduced or discontinued, resulting in an oversupply of drilling units. The recent oversupply of drilling units will be exacerbated by the entry of newbuild rigs into the market. The supply of available uncontracted units has and is likely to further intensify price competition as scheduled delivery dates occur and additional contracts terminate without renewal and lead to a reduction in dayrates as the active fleet grows. We currently have one rig under construction, the harsh environment semi-submersible West Rigel. The West Rigel has a contract that commences upon delivery, but the contract is at significant risk of termination. There is no assurance that we will be able to delay the delivery of West Rigel in the event that the contract is terminated.
If we are unable to secure contracts for our drilling units, including for when newbuilds are delivered to us and upon the expiration of our existing contracts, we may continue to idle or stack our units. When idled or stacked, drilling units do not earn revenues, but continue to require cash expenditures for crews, fuel, insurance, berthing and associated items. As of March 20, 2015, we had one unit idled or stacked. If our lenders are not confident that we are able to employ our assets, we may be unable to secure additional financing on terms acceptable to us or at all for the remaining installment payments we are obligated to make before the delivery of our remaining newbuilds and our other capital requirements including principal repayments.
In general, drilling unit owners are bidding for available work extremely competitively with a focus on utilization over returns, which has and will likely continue to drive rates down to or below cash breakeven levels. To maintain the continued employment of our units, we may also accept contracts at lower dayrates or on less favorable terms due to market conditions. In addition, customers may in the future request renegotiation of existing contracts to lower dayrates. In an over-supplied market, we may have limited bargaining power to renegotiate on more favorable terms. For example, Rosneft recently terminated the contract for t he West Navigator prior to commencement, and the remaining drilling contracts that we have with Rosneft are at significant risk of termination. Lower utilization and dayrates have and will adversely affect our revenues and profitability.
The effects of the downcycle may have other impacts on our business as well. During the period ended December 31, 2014 we recognized a charge of $481 million relating to the impairment of goodwill. Prolonged periods of low utilization and dayrates could also result in a reduction in the market value of our drilling units. This could lead to the recognition of further impairment charges on our drilling units if future cash flow estimates, based on information available to management at the time, indicate that the carrying value of these drilling units may not be recoverable. In addition, if the market value of our drilling units decreases, and we sell any drilling unit at a time when prices for drilling units have fallen, such a sale may result in a loss, which would negatively affect our results of operations.
Prolonged periods of low dayrates, the possible termination or loss of contracts and reduced values of our drilling units could negatively impact our ability to comply with certain financial covenants under the terms of our debt agreements. Our ability to comply with these restrictions and covenants, including meeting financial ratios and tests, is dependent on our future performance and may be affected by events beyond our control. If a default occurs under these agreements, lenders could terminate their commitments to lend or in some circumstances accelerate the outstanding loans and declare all amounts borrowed due and payable. In addition, our existing debt agreements contain cross-default provisions. In the event of a default by us under one of our debt agreements, the lenders under our other existing debt agreements could determine that we are in default under our other financing agreements. This could lead to an acceleration and enforcement of such agreements by our lenders.
We do not know when the market for offshore drilling units may recover, or the nature or extent of any future recovery. There can be no assurance that the current demand for drilling rigs will not further decline in future periods. The continued or future decline in demand for drilling rigs would adversely affect our financial position, operating results and cash flows.
We may not commence operations under the drilling contracts with Rosneft Oil Company, and we may not close the acquisition of the land drilling business from Rosneft Oil Company.
In July, 2014, we announced the execution of six offshore drilling contracts with Rosneft. In August, 2014, we announced the execution of an agreement to acquire a significant portion of Rosneft's land drilling fleet in Russia, along with new 5 year contracts awarded by Rosneft for the land drilling units being acquired pursuant to a Framework agreement. In November 2014, we and Rosneft agreed to delay to May 2015 the closing of these transactions that are contemplated in the Framework Agreement and on April 16, 2015, we mutually agreed to further extend the date of termination of the Framework Agreement until May 31, 2017, whereby both parties can effectively terminate the Framework Agreement and / or any offshore drilling contracts at any time prior to May 31, 2017 at no cost. Due to recent developments and events, we believe that it will be very challenging to close these transactions on the same terms or in the timeframe contemplated in the executed agreements. Approximately $3.1 billion relating to the Rosneft contracts, after removing $1.0 billion attributable to termination of the West Navigator, was excluded from our contract backlog as of December 31, 2014. The contract with Rosneft relating to the West Navigator was recently terminated, and there is a significant risk that we may not commence operations under the other Rosneft drilling contracts. As a result we may not realize the backlog related to the drilling contracts with Rosneft. If we are unable to close the transactions with Rosneft, there would be a material adverse effect on our business, financial performance, and results of operations. In addition, if the drilling contracts with Rosneft do not commence, or commencement is delayed, there can be no assurance that we will be able to obtain other contracts for the drilling units, or that we will be able to obtain the same dayrates or contract term as the Rosneft contracts. If new contracts are entered into at dayrates substantially below the existing dayrates or on terms otherwise less favorable compared to existing contracts terms, our revenues and profitability could be adversely affected
The amount of our debt could limit our liquidity and flexibility in obtaining additional financing and in pursuing other business opportunities.
As of December 31, 2014, we had approximately $2.7 billion in interest bearing debt. Our current indebtedness and future indebtedness that we may incur could affect our future operations, as a portion of our cash flow from operations will be dedicated to the payment of interest and principal on such debt and will not be available for other purposes. Covenants contained in our debt agreements require us to meet certain financial tests, which may affect our flexibility in planning for, and reacting to, changes in our business or economic conditions, limit our ability to dispose of assets or place restrictions on the use of proceeds from such dispositions, withstand the current industry downturn or future economic or industry downturns and compete with others in our industry for strategic opportunities, and limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes and our ability to distribute dividends to our shareholders. Our ability to meet our debt service obligations and to fund planned expenditures, including construction costs for our newbuilding projects, will be dependent upon our future performance, which will be subject to prevailing economic conditions, industry cycles and financial, business, regulatory and other factors affecting our operations, many of which are beyond our control. Our future cash flows may be insufficient to meet all of our debt obligations and contractual commitments, and any insufficiency could negatively impact our business. To the extent that we are unable to repay our indebtedness as it becomes due or at maturity, we may need to refinance our debt, raise new debt, sell assets or repay the debt with the proceeds from equity offerings.
If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or suspending dividends to shareholders, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our consolidated debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.
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

For more information, see “Item 5. Operating Financial Review and Prospects−B. Liquidity and Capital Resources.”
Our ability to comply with the restrictions and covenants, including financial ratios and tests, contained in our financing agreements is dependent on our future performance and may be affected by events beyond our control, including prevailing economic, financial and industry conditions. The financial covenants in our NOK 1,500 Million Senior Unsecured Bond, our $2,000 Million Senior Secured Credit Facility and our Sale and Leaseback Agreement with Ship Finance were recently amended replacing our independent financial covenants by the standard financial covenants of our majority shareholder, Seadrill, and to add Seadrill as guarantor of the debt. We, or Seadrill may seek and obtain waivers or amendments from our lenders with respect to the restrictions and covenants contained in our debt agreements. If we or Seadrill were to fail to comply with any of the restrictions and covenants in our debt agreement and we, or Seadrill, as applicable are unable to obtain a waiver or amendment from our lender for such noncompliance, there could be a default under our financing agreements. We have no ability to control Seadrill's compliance with its financial covenants. In addition, if the market value of any of our drilling rigs declines, or if market or other economic conditions deteriorate, our ability and Seadrill's ability to comply with these covenants may be impaired. If we or Seadrill are unable to comply with the restrictions and covenants in the agreements governing our indebtedness or in current or future debt financing agreements, there could be a default under the terms of those agreements. If a default occurs under these agreements, lenders could terminate their commitments to lend and/or accelerate the outstanding loans and declare all amounts borrowed due and payable. We also pledge our drilling rigs as security for our indebtedness. If our lenders were to foreclose on our drilling rigs in the event of a default, this may adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. In addition, all of our loan agreements contain cross-default provisions, meaning that if we are in default under one of our loan agreements, amounts outstanding under our other loan agreements may also be accelerated and become due and payable. If any of these events occur, our assets may be insufficient to repay in full all of our outstanding indebtedness, and we may be unable to find alternative financing. Even if we could obtain alternative financing, that financing might not be on terms that we find are favorable or acceptable. Any of these events would adversely affect our ability to pay dividends to our shareholders and cause a decline in the market price of our common shares. See “Item 5. Operating and Financial Review and Prospects−B. Liquidity and Capital Resources.”

Failure to comply with covenants and other provisions in our existing or future debt agreements, including the senior unsecured notes, could result in cross-defaults under our existing debt agreements, which would have a material adverse effect on us.
Our existing debt agreements and future debt agreements contain cross-default provisions that may be triggered if we default under the terms of our existing or future financing agreements. See “Item 5. Operating and Financial Review and Prospects−B. Liquidity and Capital Resources.” In the event of a default by us under one of our debt agreements, the lenders under our existing debt agreements could determine that we are in default under our other financing agreements. This could result in the acceleration of the maturity of such debt under these agreements and the lenders thereunder may foreclose upon any collateral securing that debt, including our drilling rigs, even if we were to subsequently cure such default. In the event of such acceleration and foreclosure, we might not have sufficient funds or other assets to satisfy all of our obligations, which would have a material adverse effect on our business, results of operations and financial condition and would significantly reduce our ability, or make us unable, to pay dividends to our shareholders for so long as such default is continuing. In addition, we are subject to certain financial and restrictive covenants contained in the indenture relating to the $600 Million 6.25% Senior Unsecured Notes due 2019, or the Senior Unsecured Notes, which, among other things, restrict our ability to pay dividends, incur indebtedness, incur liens, and make certain investments. In addition, the indenture governing the senior unsecured notes contains other customary terms, including certain events of default, upon the occurrence of which, the notes may be declared immediately due and payable. Additionally, we are a “restricted subsidiary” under the indentures relating to Seadrill’s $1,000 million 5 5/8% Senior Notes due 2017 and $500 million 6 1/8% Senior Notes due 2020. While we are not a guarantor of the notes or a party to the indentures thereto, Seadrill has agreed to cause us to comport with the restrictions on “restricted subsidiaries” contained in the indentures. Accordingly, Seadrill may use its influence over us to restrict our ability, among other things, to incur additional debt, pay dividends or issue guarantees, if Seadrill is required to do so under the terms of the indentures for the notes. We also consolidate SFL Linus Ltd. into our financial statements as a variable interest entity, or VIE. SFL Linus Ltd. is a subsidiary of Ship Finance International Ltd, or Ship Finance, that owns the West Linus. To the extent that SFL Linus Ltd. defaults under its indebtedness and is marked current in its financial statements, we would in turn mark such indebtedness current in our consolidated financial statements. The characterization of the indebtedness in our financial statements as current may adversely impact our compliance with the covenants contained in our existing and future debt agreements. In addition, the financial covenants in our NOK 1,500 Million Unsecured Bond due 2018, our $2,000 Million Senior Secured Credit Facility and our Sale and Leaseback Agreement with Ship Finance were recently amended replacing our independent financial covenants by the standard financial covenants of our majority shareholder, Seadrill, and to add Seadrill as guarantor of the debt. If Seadrill were to fail to comply with such financial covenants, there could be a default under our financing agreements. We have no ability to control Seadrill's compliance with its financial covenants.
Restrictions in our debt agreements may prevent us from paying dividends to our shareholders.
The payment of principal and interest on our debt will reduce cash available for the payment of dividends to our shareholders. In addition, our current debt agreements contain provisions that, upon the occurrence of certain events, permit lenders to terminate their commitments and/or accelerate the outstanding loans and declare all amounts due and payable, which may prevent us from paying dividends to our shareholders. These events include, among others:

•	a failure to pay any principal, interest, fees, expenses or other amounts when due;

•	a violation by us or by Seadrill of covenants requiring us to maintain certain levels of insurance coverage, minimum liquidity levels, minimum interest coverage ratios and minimum current ratios;

•	a default under any other provision of the financing agreement, as well as a default under any provision of related security documents;

•	a material breach of any representation or warranty contained in the applicable financing agreement;

•	a default under other indebtedness;

•	a failure to comply with a final legal judgment from a court of competent jurisdiction;

•	a bankruptcy or insolvency event;

•	a suspension or cessation of our business;

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

We expect that our future financing agreements will contain similar provisions. For more information regarding these financing agreements, see “Item 5. Operating and Financial Review and Prospects−B. Liquidity and Capital Resources.”
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
We may not pay dividends in the future
Under our bye-laws, any dividends declared will be in the sole discretion of our Board of Directors and will depend upon earnings, market prospects, current capital expenditure programs and investment opportunities. Under Bermuda law, we may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (a) we are, or would after the payment be, unable to pay our liabilities as they become due; or (b) the realizable value of our assets would thereby be less than our liabilities. In addition, since we are a holding company with no material assets other than the shares of our subsidiaries through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries distributing to us their earnings and cash flow. Beginning in the third quarter of 2014, our Board of Directors resolved to suspend the quarterly cash dividend. We cannot predict when, or if, dividends will be paid in the future.
Any limitation in the availability or operation of our eight drilling rigs could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce our ability to pay dividends to shareholders.
Our fleet currently consists of four harsh environment semi-submersibles, one harsh environment deepwater drillship, and three harsh environment jack-up rigs, including contracts for the construction of one harsh environment semi-submersible rig. If any of our drilling rigs are unable to generate revenues as a result of the expiration or termination of its drilling contracts or sustained periods of downtime, our results of operations and financial condition could be materially adversely affected.
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
We currently derive all of our revenue from five customers, and the loss of any of these customers could result in a significant loss of revenues and cash flow.
We currently derive all of our revenues and cash flow from five customers. Among our seven customers for the year ending December 31, 2014, Statoil accounted for 38%, ExxonMobil accounted for 13%, Shell accounted for 12%, Total accounted for 12%, KMNG accounted for 11%, Conoco Phillips accounted for 8% and Centrica accounted for 4% of our total revenues. Among our six customers for the year ended December 31, 2013, Statoil accounted for 57%, ExxonMobil accounted for 12%, Shell accounted for 14% and Total accounted for 13% of our total revenues. All of our drilling contracts have fixed terms, but may be terminated early due to certain events or we may be unable to realize revenue under such contracts in the event of unanticipated developments, such as the deterioration in the general business or financial condition of a customer, resulting in its inability to meet its obligations under our contracts.
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
We depend on certain affiliates of Seadrill, including Seadrill Management AS, or Seadrill Management, to assist us in operating and expanding our business.
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

Pursuant to a services agreement between NADL and Seadrill Management, or the Services Agreement, Seadrill Management provides us with treasury and financial advisory services, insurance placement and building supervisory services. We also receive corporate, secretarial and certain other administrative services relating to the jurisdiction of Bermuda from Frontline Management under the Services Agreement with Seadrill Management. In addition, pursuant to our Cooperation Agreement with Seadrill, we have the right of first refusal to participate in any business opportunity identified by Seadrill for drilling activities in the North Atlantic Region and have provided Seadrill with a right of first refusal to participate in any business opportunity identified by us for drilling activities outside of the North Atlantic Region. Our operational success and ability to execute our growth strategy will depend significantly upon the satisfactory performance of these agreements. Our business will be harmed if Seadrill and its affiliates fail to perform satisfactorily under these agreements, if they cancel their agreements with us or if they stop providing these services to us. “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions.”
In addition, the announced transactions with Rosneft, if consummated, will result in a reduction of Seadrill's shareholding in us, and substantial dilution of the ownership interest of our other shareholders . If Seadrill were to reduce its ownership in us to a minority interest, we can provide no assurance that Seadrill would continue to provide support and management services to us, and we can provide no assurance that we would be able to replace Seadrill’s support and services with the support and services of a third party that would be of the same quality or at the same cost.
Newbuilding projects are subject to risks that could cause delays or cost overruns.

We have entered into a construction contract for one semi-submersible, the West Rigel. The West Rigel has contractual commitments of $454.4 million, which excludes estimated project costs of $85.5 million which are not contractual. The total purchase price is $712.5 million, of which we have paid $172.6 million as of December 31, 2014. The West Rigel is scheduled to be delivered to us in the fourth quarter of 2015. We will need to secure additional financing for the remaining yard installment, which will be due upon delivery of the rig.
Our entry into new credit facilities and access to the public and private debt capital markets are subject to significant conditions, including without limitation, the negotiation and execution of definitive documentation, as well as credit and debt market conditions, and we cannot assure you that we will be able to obtain such financing on terms acceptable to us or at all. Our ability to access the capital markets may be limited by our financial condition at the time, by changes in laws and regulations or interpretation thereof and by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. If we raise funds by issuing equity securities, existing shareholders may experience dilution. Our failure to obtain the funds necessary for future capital expenditures could have a material adverse effect on our business and on our statements of financial condition, results of operations and cash flow.
In addition, newbuilding construction projects are subject to risks of delay or cost overruns inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure, terrorist acts, war, piracy or civil unrest. Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that rig. We have secured a drilling contract for the West Rigel with Rosneft Oil Company, however there is significant risk that operations will not commence under that contract. See "Risks Relating to Our Company: We may not commence operations under the drilling contracts with Rosneft Oil Company, and we may not close the acquisition of the land drilling business from Rosneft Oil Company." In the event that the West Rigel contract is terminated prior to commencement, we may not be able to secure another drilling contract for the West Rigel, and failure to secure a drilling contract could adversely affect our financial position. New drilling rigs may experience start-up difficulties following delivery or other unexpected operational problems that could result in uncompensated downtime, which also could adversely affect our financial position, results of operations and cash flows or the cancellation or termination of drilling contracts.
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
As of March 31 2015, we had two contracts that expire in 2015, two contracts that expire in 2016, and one contracts that expire in 2017, excluding options granted to our customers to extend the term of their contracts. In addition, we may be unable to commence operations under the announced drilling contracts with Rosneft for five of our drilling units, each with an expected term of five years. Our ability to renew expiring contracts or obtain new contracts will depend on the prevailing market conditions at the time, which may vary among different geographic regions, different types of drilling units, and specific customers. For example, the West Navigator, following the expiration of its previous drilling contract in December 2014, remained off-hire for the first quarter 2015, and the contract with Rosneft which had been secured for the West Navigator was recently terminated. If we are not able to obtain new contracts in direct continuation with existing contracts, or if new contracts are entered into at dayrates substantially below the existing dayrates or on terms otherwise less favorable compared to existing contracts terms, our revenues and profitability could be adversely affected.
The offshore drilling markets in which we compete experience fluctuations in the demand for drilling services, as measured by the level of exploration and development expenditures and supply of capable drilling equipment. The existing drilling contracts for our drilling rigs currently employed are scheduled to expire from July 2015 to May 2019 (excluding Rosneft contracts and any options to extend). Upon the expiration or termination of their current contracts, we may not be able to obtain contracts for our drilling rigs currently employed and there may be a gap in employment of the rigs between current contracts and subsequent contracts. In particular, if oil and gas prices are low, or it is expected that such prices will decrease in the future, at a time when we are seeking to arrange contracts for our drilling rigs, we may not be able to obtain drilling contracts at attractive dayrates or at all.
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
We may incur impairment charges as a result of reduced demand for drilling services or other factors
We have recorded charges for impairment of goodwill due to declining day rates and our future expectations for day rates in the sector. In the future, we may be required to record additional impairment charges to other assets. Such impairment charges could have a material adverse effect on our financial performance or results of operations. In addition, such impairment charges could adversely impact our ability to comply with the restrictions and covenants in our debt agreements, including meeting financial ratios and tests in those agreements. If we are unable to comply with the restrictions and covenants in the agreements governing our indebtedness or in current or future debt financing agreements, a default could occur under the terms of those agreements.
Our future contracted revenue for our fleet of drilling rigs may not be ultimately realized.
As of December 31, 2014, the future contracted revenue for our fleet of drilling rigs, or contract drilling backlog, was approximately $1.5 billion, which excludes $3.1 billion attributable to the contracts with Rosneft. Please see “-We may not commence operations under the drilling contracts with Rosneft Oil Company, and we may not close the acquisition of the land drilling business from Rosneft Oil Company.” The actual amounts of revenues earned and the actual periods during which revenues are earned may differ from the stated amounts and periods due to shipyard and maintenance projects, downtime and other events within or beyond our control. In addition, our customers may seek to cancel or renegotiate our contracts for various reasons, including those described under “-Certain work stoppages or maintenance or repair work may cause our customers to suspend or reduce payment of dayrates until operation of the respective drilling rig is resumed, which may lead to termination or renegotiation of the drilling contract.” Our inability, or the inability of our customers, to perform under the respective contractual obligations may have a material adverse effect on our financial position, results of operations and cash flows.
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
The offshore drilling industry has historically been cyclical and is impacted by oil and gas price levels and volatility. There have been periods of high demand, short rig supply and high dayrates, followed by periods of low demand, excess rig supply and low dayrates. Changes in commodity prices can have a dramatic effect on rig demand, and periods of excess rig supply may intensify competition in the industry and result in the idling of older and less technologically advanced equipment. We have idled rigs, and may in the future idle or stack additional rigs or enter into lower dayrate drilling contracts in response to market conditions. We cannot predict when or if any idled or stacked rigs will return to service.
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
Currently, we operate exclusively offshore Norway and the United Kingdom, and the only contracts we have secured for future operations outside those countries are the Rosneft contracts. Norway and the United Kingdom have fields that are considered in the industry to be “mature” and as a result, the overall activity in such fields may decline faster than anticipated. There are increased costs associated with retiring old North Sea oil and gas installations, which may threaten to slow the development of the region’s remaining resources. We will rely on work for our drilling rigs being available in the regions where we currently operate, or alternatively, expand our area of operations, to be able to secure new contracts for our drilling rigs when the existing drilling contracts expire.
Our future growth depends on the level of oil and gas activity in the North Atlantic Region and our ability to operate outside of Norway and the United Kingdom.
Our future growth will depend significantly on the future level of oil and gas activity in the North Atlantic Region and our ability to expand into North Atlantic Region markets outside of Norway and the United Kingdom. Currently, we have a number of contracts for work in Russia as well, but the commencement of operations under those contracts is subject to significant risk. One contract in Russia, for the West Navigator, has been terminated. Expansion of our business outside of Norway and the United Kingdom depends on our ability to operate in other areas of the North Atlantic Region. Any such expansion may be adversely affected by local regulations requiring us to award contracts to local operators and the number and location of new drilling concessions granted by foreign governments. Restrictions or requirements that may be imposed in the countries in which we operate could have a material adverse effect on our financial position, results of operations or cash flows. If we are unable to expand our operations within the geographic area where we currently operate, or gain contracts in the North Atlantic Region markets outside of Norway and the United Kingdom, our future business, financial condition and results of operations may be adversely affected, and our operations may not grow.
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
We use the U.S. dollar as our functional currency because the majority of our revenues and expenses are denominated in U.S. dollars. Accordingly, our reporting currency is also U.S. dollars. However, as a result of our international operations, we are exposed to fluctuations in foreign exchange rates due to parts of our revenues being received and operating expenses paid in currencies other than U.S. dollars. Currently, such currencies include the Norwegian Kroner the Pound Sterling, and the Russian Ruble. Accordingly, we may experience currency exchange losses if we have not fully hedged our exposure to a foreign currency. For further details about our financial instruments, please see “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and “Note 25. Risk Management and Financial Instruments” to our consolidated financial statements for the years ended December 31, 2014 and 2013,. Certain countries where we currently operate, such as Russia, have placed certain controls over currency exchange and the repatriation of income or capital. To the extent that we undertake future operations in such countries or similar laws are enacted in the countries where we operate, we may be unable to collect revenues earned in such countries.
Interest rate fluctuations could affect our earnings and cash flow.
In order to finance our growth we have incurred significant amounts of debt. As of March 18, 2014, with the exception of the $600 Million 6.25% Senior Unsecured Notes due 2019 (issued in January 2014), our debt arrangements have floating interest rates. As such, significant movements in interest rates could have an adverse effect on our earnings and cash flow. In order to manage our exposure to interest rate fluctuations, we use interest rate swaps to effectively fix a part of our floating rate debt obligations. The principal amount covered by interest rate swaps is evaluated continuously and determined based on our debt level, our expectations regarding future interest rates, our contract backlog and our overall financial risk exposure. As of December 31, 2014, our net effective exposure to interest rate fluctuations on our outstanding debt was $248.4 million, and an increase or decrease in short-term interest rates of one percentage point would increase or decrease our net effective interest expense by approximately $2.5 million on an annual basis. For more information regarding our debt arrangements, see “Item 5. Operating Financial Review and Prospects−B. Liquidity and Capital Resources” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”
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
An inability to obtain visas and work permits for our employees on a timely basis could hurt our operations and have an adverse effect on our business.
Our ability to operate in numerous countries depends on our ability to obtain the necessary visas and work permits for our personnel to travel in and out of, and to work in, the jurisdictions in which we operate. Governmental actions in some of the jurisdictions in which we operate may make it difficult for us to move our personnel in and out of these jurisdictions by delaying or withholding the approval of these permits. If we are not able to obtain visas and work permits for the employees we need for operating our rigs on a timely basis, or for third party technicians needed for maintenance or repairs, we might not be able to perform our obligations under our drilling contracts, which could allow our customers to cancel the contracts. If our customers cancel some of our contracts, and we are unable to secure new contracts on a timely basis and on substantially similar terms, it could adversely affect our consolidated statement of financial position, results of operations or cash flows.
Failure to comply with the United States Foreign Corrupt Practices Act or the UK Bribery Act could result in fines, criminal penalties, drilling contract terminations and an adverse effect on our business.
We operate our drilling rigs in a number of countries, including some with developing economies. Our business with national oil companies, as well as state or government owned shipbuilding enterprises and financing agencies may put us in contact with persons who may be considered “foreign officials” under the Foreign Corrupt Practices Act, or FCPA and the Bribery Act 2010 of the United Kingdom or the UK Bribery Act. We are subject to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of anti-corruption laws, including the FCPA and the UK Bribery Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and such violations or allegations of such violations might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.
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
A cyber-attack could materially disrupt our business

We rely on information technology systems and networks in our operations and administration of our business. Our drilling operations or other business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information on our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations.
If our drilling units are located in countries that are subject to economic sanctions or other operating restrictions imposed by the U.S. or other governments, our reputation and the market for our common stock could be adversely affected.
Certain of our customers or other parties that we have entered into contracts with may be the subject of sanctions imposed by the United States, the European Union, Norway and / or other international bodies as a result of the annexation of Crimea by Russia in 2014 and the subsequent conflict in eastern Ukraine, or may be affiliated with persons or entities that are the subject of such sanctions. If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm. In addition, such sanctions may prevent us from closing the previously announced transactions between us and Rosneft, or performing some or all of our obligations under the drilling contracts with Rosneft , which could impact our future revenue, backlog, and results of operations.
In addition, various U.S. sanctions have certain extraterritorial effects that need to be considered by non U.S. companies. Moreover, any U.S. persons who serve as officers, directors or employees of our subsidiaries would be fully subject to U.S. sanctions. It should also be noted that other governments are more frequently implementing versions of U.S. sanctions. However, from time to time, we may enter into drilling contracts with countries or government-controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism where entering into such contracts would not violate U.S. law, or may enter into drilling contracts involving operations in countries or with government-controlled entities that are subject to sanctions and embargoes imposed by the U.S government and/or identified by the U.S. government as state sponsors of terrorism. However, this could negatively affect our ability to obtain investors. In some cases, U.S. investors would be prohibited from investing in an arrangement in which the proceeds could directly or indirectly be transferred to or may benefit a sanctioned entity. Moreover, even in cases where the investment would not violate U.S. law, potential investors could view such drilling contracts negatively, which could adversely affect our reputation and the market for our shares. With the exception of certain drilling contracts between us and Rosneft, we do not currently have any drilling contracts or plans to initiate any drilling contracts involving operations in countries or with government controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism.
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
Public health threats, such as ebola, influenza, Severe Acute Respiratory Syndrome and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, could adversely impact our operations, and the operations of our customers. In addition, public health threats in any area, including areas where we do not operate, could disrupt international transportation. Our crews generally work on a rotation basis, and as we expand outside operations in the UK and Norway, a substantial portion of our crews may begin to rely on international air transport for rotation. Any such disruptions could impact the cost of rotating our crews, and possibly impact our ability to maintain a full crew on all rigs at a given time. Any of these public health threats and related consequences could adversely affect our financial results
Acts of terrorism, piracy and political and social unrest could affect the markets for drilling services, which may have a material adverse effect on our results of operations.
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
Our common shares have only traded on the NYSE since January 29, 2014 and on the Norwegian OTC List since February 24, 2011. Active, liquid trading markets generally result in lower bid ask spreads and more efficient execution of buy and sell orders for market participants. If an active trading market for the common shares does not develop, the price of the common shares may be more volatile and it may be more difficult and time consuming to complete a transaction in the common shares, which could have an adverse effect on the realized price of the common shares. We cannot predict the price at which our common shares will trade.
The market price of the common shares may fluctuate significantly in response to many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, economic and regulatory trends, general market conditions, rumors and other factors, many of which are beyond our control. An adverse development in the market price for our common shares could negatively affect our ability to issue new equity to fund our activities. For our share price history, please see “Item 9. The Offer and Listing- A. Offer and Listing Details.”
Seadrill controls a substantial ownership stake in us and Seadrill’s interests could conflict with interest of our other shareholders.
As the date of this Annual Report, Seadrill owns approximately 70% of our outstanding common shares. As a result of this substantial ownership interest, Seadrill currently has the ability to exert significant influence over certain actions requiring shareholders’ approval, including, increasing or decreasing the authorized share capital, the election of directors, declaration of dividends, the appointment of management, and other policy decisions. While transactions with Seadrill could benefit us, the interests of Seadrill could at times conflict with the interests of our other shareholders. Conflicts of interest may arise between us and Seadrill or its affiliates, which may result in the conclusion of transactions on terms not determined by market forces. Any such conflicts of interest could adversely affect our business, financial condition and results of operations, and the trading price of our common shares.
Seadrill may reduce its ownership interest in us.

The transactions announced with Rosneft will, if consummated, result in a reduction in Seadrill's ownership interest in us. While it is contemplated that Seadrill will continue to hold a majority ownership interest in us upon closing of the Rosneft transactions, we can provide no assurance that Seadrill will not agree with Rosneft to further reduce its ownership in us, or negotiate another transaction to reduce its ownership in us. If Seadrill were to reduce its ownership in us to a minority interest, we can provide no assurance that Seadrill would continue to provide support or management services to us, and we can provide no assurance that we would be able to replace Seadrill’s support and services with the support and services of a third party that would be of the same quality or at the same cost.
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
A.    History and Development of the Company
The Company
North Atlantic Drilling Ltd. was formed as an exempted company limited by shares under the laws of Bermuda on February 10, 2011, by our parent, Seadrill (NYSE: SDRL), as a new offshore drilling subsidiary focused on operations in the North Atlantic Region which includes only the territorial waters and outer continental shelf jurisdiction of Norway, the United Kingdom, Ireland, Denmark, the Netherlands, the east coast of Greenland, Russia (west of the island of Diksonskiy), and all countries within the Baltic Sea and the Gulf of Bothnia. On February 17, 2011, we entered into an agreement with Seadrill to acquire six harsh environment drilling rigs, including all relevant contracts, spares, stores and offshore personnel related to the drilling rigs, which we refer to as the North Atlantic Restructuring. The North Atlantic Restructuring closed on March 31, 2011 and our business is a direct continuation of the North Atlantic business of

Seadrill. We did not engage in any business or other activities prior to the North Atlantic Restructuring, except in connection with our formation. The North Atlantic Restructuring was limited to entities that were under the control of Seadrill and its affiliates, and, as such, the North Atlantic Restructuring was accounted for as a transaction between entities under common control. In February 2014, we completed our underwritten initial public offering of 13,513,514 common shares at $9.25 per share. We also completed our offer to exchange all of the unregistered common shares that we previously issued in our prior equity private placements (other than the common shares owned by affiliates of ours) for common shares that have been registered under the Securities Act of 1933, or the Securities Act, in which an aggregate of 53,068,404 common shares were validly tendered and exchanged. Our common shares trade on the NYSE and Norwegian OTC List under the symbol “NADL.”
Our principal executive headquarters are at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. Pursuant to the Services Agreement and the General Management Agreement (which is a general management agreement between us and North Atlantic Management AS, or North Atlantic Management, one of our subsidiaries), all day-to-day management functions are provided by Seadrill Management and North Atlantic Management. Seadrill Management’s offices are located at Building 11, 2nd Floor, Chiswick Business Park, 566 Chiswick High Road, London W4 5YS, United Kingdom, and North Atlantic Management’s offices are located at Drammensveien 228, 0283 Oslo, P.O. Box 224, 1326 Lysaker, Norway, and its telephone number at that address is +47 51 30 90 00. North Atlantic Management also has offices in Bergen and Stavanger, Norway and Aberdeen, UK.
Acquisitions, Disposals, and Other Developments for the period from January 1, 2014 through and including December 31, 2014

Acquisitions and newbuilding orders

We had total capital expenditures of approximately $624.2 million, $198.9 million and $277.1 million in 2014, 2013 and
2012, respectively. Our capital expenditures relate primarily to our newbuild program, capital additions and equipment purchases to our existing drilling units and payments for long term maintenance. In May 2014, we reclassified $589.1 million from newbuilds to drilling units relating to the delivery of the West Linus. We financed our capital expenditures through cash generated from operations and secured and unsecured debt arrangements.

Disposals

There were no disposals during this period.

Capital and financing transactions:

On January 28, 2014, we completed the issuance of $600 million in aggregate principal amount of 6.25% Senior Unsecured Notes due 2019 in a private offering to qualified institutional buyers pursuant to Rule 144A and to certain persons in offshore transactions in reliance on Regulation S under the Securities Act. We used the gross proceeds of the senior unsecured notes issuance for the prepayment of indebtedness and transaction expenses and general corporate purposes. Seadrill has purchased approximately 31.1% of the aggregate principal amount of the notes. The notes were listed on the Irish Stock Exchange on July 1, 2014.

On February 3, 2014, we completed our underwritten initial public offering in the United States of 13,513,514 common shares at $9.25 per share, resulting in gross proceeds to us of $125 million.

Other Developments

On November 26, 2014, our board of directors resolved to suspend dividend distributions until further notice.

Acquisitions, Disposals, and Other Developments for the period from January 1, 2013 through and including December 31, 2013

Disposals

We sold the shares in two of our subsidiaries, Seadrill Norge Holding AS and Seadrill Norge AS to Seadrill Limited on June 28, 2013. Total consideration for the shares was $154.0 million, offset by a liability of $288.4 million that we had against these subsidiaries before the sales. In relation to the common control transaction, $2.3 million was recognized as contributed deficit as of December 31, 2013. The sales had no cash effect in the year ended December 31, 2013 and the net increased liability was treated as a drawdown on the increased revolving credit facility provided by Seadrill. The increased revolving facility was subsequently repaid. Please see “Item: 7. Major Shareholders and related party transactions - B. Related Party Transactions - Sales of Seadrill Norge AS”

Acquisitions, Disposals, and Other Developments for the period from January 1, 2012 through and including December 31, 2012

Capital and financing transactions:
On March 27, 2012, we completed the private placement of 30,000,000 common shares, of which Seadrill purchased 15,000,000 common shares.

Acquisitions:
On April 3, 2012, we entered into a turnkey construction contract with Jurong Shipyard in Singapore for the construction of a new harsh environment semi-submersible drilling rig (the West Rigel). The rig is scheduled for delivery in the fourth quarter 2015.

Recent Developments

On February 5, 2015, we amended our NOK 1,500 Million Senior Unsecured Bond to replace the financial covenants with the financial covenants from Seadrill's NOK denominated bonds and for Seadrill to provide a guarantee of all of our obligations under these bonds. See “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources” and “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions.” for further details.

On February 20, 2015, we received approval from the lending group of the SFL Linus Ltd. $475 Million Credit Facility to amend the facility. Under the terms of the agreement, Seadrill provided a guarantee for the facility in exchange for some amendments to the covenant package, namely replacing the current financial covenants of the borrower under the facility with Seadrill’s financial covenants. See “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources” and “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions.” for further details.

On February 23, 2015, we received approval from the lending group of our $2 billion credit facility to amend the facility. Under the terms of the agreement, Seadrill provided a guarantee for the credit facility in exchange for some amendments to the covenant package, namely replacing the current financial covenants of the borrower under the facility with Seadrill’s financial covenants. See“Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources” and “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions.” for further details.

On March 13, 2015, we received a notice of termination from Rosneft of the service order for the West Navigator. The drillship was indicatively scheduled to commence operations under a five-year contract with Rosneft during the summer of 2015, which would have required earlier mobilization. The termination of the service order for the West Navigator will reduce our contract backlog by $1.0 billion. We will be marketing the West Navigator for alternative future opportunities, however we remain in discussions with Rosneft to explore various alternatives for future co-operation.

On March 24, 2015, we received a termination notice from Rosneft for the use of Northern Offshore's jackup Energy Endeavor, a related party of ours, in connection with the Framework Agreement. The jackup was to provide drilling services in the Russian Artic commencing in 2015.

Rosneft Framework Agreement

On May 26, 2014, we entered into an Investment and Co-Operation Agreement with Seadrill and Rosneft to pursue onshore and offshore growth opportunities in the Russian market.
In connection with the Investment and Co-Operation Agreement, on August 20, 2014, we entered into a Framework Agreement with Seadrill and Rosneft, pursuant to which Rosneft agreed to sell, and we agreed to purchase, 100% of the capital of Rosneft’s Russian land drilling subsidiary, RN Burenie LLC, together with its subsidiaries, in exchange for such number of newly issued common shares of us, based on an agreed share price of $9.25 per share, as payment of the agreed purchase price, subject to certain cash adjustments. As part of this transaction, Rosneft has agreed to purchase additional shares in NADL at closing, at the same price, to increase its aggregate ownership interest in us to at least 30%. In addition, the Framework Agreement provides that Rosneft is entitled to receive additional shares of us following the commencement of certain offshore drilling contracts awarded by Rosneft to us. The Framework Agreement also provides that Seadrill and Rosneft will enter into a Shareholder Agreement to reflect certain agreements relating to us and the shares owned by Seadrill and Rosneft in NADL, including, among other things, certain restrictions on such stockholders’ rights to vote, standstill restrictions and rights of first refusal. The Framework Agreement also contains customary closing conditions, including the necessary corporate approvals from Rosneft, and certain termination rights.
The original Framework Agreement provided for a closing date of no earlier than November 10, 2014, and that the agreement would terminate if the transaction had not closed by December 31, 2014. On November 7, 2014 the parties mutually agreed to extend the date of termination of the Framework Agreement until May 31, 2015, and on April 16, 2015, the parties mutually agreed to further extend the date of termination of the Framework Agreement until May 31, 2017, whereby both parties can effectively terminate the Framework Agreement and / or any offshore drilling contracts at any time prior to May 31, 2017 at no cost. The parties have agreed to use their reasonable endeavours to renegotiate, by no later than May 31, 2017, the terms of the transactions contemplated in the Framework Agreement, the characteristics of the transactions contemplated in the Framework Agreement, and the terms of the related offshore drilling contracts. During this time, we are permitted to market our offshore drilling rigs subject to existing drilling contracts with Rosneft, enter into binding contracts with third parties in respect of those rigs, delay the mobilization of those rigs under the Rosneft contracts in order to comply with the terms of any contracts with third parties, delay the construction or delivery of any of those rigs, and extend the construction period or shipyard stay of any of those rigs.
We can provide no assurances that we will be able to reach an agreement with Rosneft by May 31, 2017. Even if an agreement is reached, the terms of such agreement may differ materially from the terms contemplated in the original Framework Agreement as summarized herein.

B.    Business Overview
We are an offshore drilling contractor focused on operations in the North Atlantic Region. While we currently operate exclusively offshore Norway and the United Kingdom, we intend to grow our position in the North Atlantic Region by continuing to provide excellent service to our customers with our modern, technologically advanced harsh environment fleet, together with our approximately 1,405 experienced and skilled employees. Our drilling rigs are under contracts with major oil companies such as Statoil, ConocoPhillips, Total, ExxonMobil and KMNG, with an average remaining term of approximately 3.8 years as of December 31, 2014. Excluding the backlog for the Rosneft contracts, the fleet of drilling units has an average remaining term of approximately 1.3 years.
Our Business Strategies

Our primary objective is to profitably grow our business to increase the long-term distributable cash flow per share to our shareholders.
Our operations are focused on modern state-of-the-art offshore drilling units primarily in harsh environments and the North Atlantic Basin. We believe we have one of the most modern fleets in this sector of the drilling industry and believe that by combining quality assets and experienced and skilled employees we will be able to provide our customers with safe and effective operations, and establish, develop and maintain a position as a preferred provider of harsh environment drilling services for our customers.
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
The key elements in our strategy are as follows:

•	commitment to provide customers with safe and effective operations;

•	combine state-of-the-art mobile drilling units with experienced and skilled employees;

•	growth through targeted alliances, purchase of newbuildings, mergers and acquisitions; and

•	focus and develop our strong position in harsh environments.
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

Market Overview

We operate within the harsh environment segment of the offshore drilling market, which constitutes a part of the international oil and gas service industry. Our fleet of eight harsh environment offshore drilling rigs consists of four semi-submersibles (including one under construction), one ultra-deepwater drillship and three jack-up rigs. While we currently operate exclusively in Norway and the United Kingdom, we intend to pursue harsh environment drilling operating in other locations in the North Atlantic Region in the future. The North Atlantic Region has historically offered long-term contracts, high utilization and competitive dayrates compared to the international offshore drilling market for similar drilling rigs.

The global fleet of drilling units

The global fleet of offshore drilling units consists of drillships, semi-submersible rigs, jack-up rigs and tender rigs. The existing worldwide fleet as at March 20, 2015 totals 899 units including 118 drillships, 198 semi-submersible rigs, 544 jack-up rigs and 39 tender rigs. In addition, as of the same date there are 56 drillships, 128 jack-up rigs, 30 semi-submersible rigs and 9 tender rigs under construction. The water depth capacities for the various drilling rig types depend on rig specifications, capabilities and equipment outfitting. Jack-up rigs normally work in water depths up to 450ft while semi-submersible rigs and drillships can work in water depths up to 12,000ft and tender rigs work in water depths up to 410ft for tender barges and up to 6,000ft for semi-tenders. All offshore rigs are capable of working in benign environment but there are certain additional requirements for rigs to operate in harsh environments due to extreme marine and climatic conditions, as well as, temperatures. The number of units outfitted for such operations are limited and the present number of rigs operating in harsh environment totals 43 units.

Seasonality

In general, seasonal factors do not have a significant direct effect on our business as most of our drilling units are contracted for periods of at least 12 months. However, the weather conditions during parts of the year could adversely impact the operational utilization of the rigs and our ability to relocate rigs between drilling locations, and as such, limit contract opportunities in the short term. Such adverse weather could include the winter season offshore Norway and UK.

Our Fleet
Our fleet of eight harsh environment offshore drilling rigs consists of four semi-submersibles (including one under construction), one ultra-deepwater drillship and three jack-up rigs. The following table sets forth certain information regarding our drilling rigs as of the date of this Annual Report:

Drilling Rig	Year Built	Water Depth Capacity (in feet)	Drilling Depth Capacity (in feet)	Contract
Floaters
Semi-Submersibles
West Phoenix	2008	10,000	30,000	Total
West Venture	2000	2,600	30,000	Statoil
West Alpha	1986	2,000	23,000	ExxonMobil/ Rosneft (3)
West Rigel(1)	Q4 2015(2)	10,000	40,000	Rosneft(3)
Drillship
West Navigator(4)	2000	7,500	35,000	N/A(4)
Jack-ups
West Epsilon	1993	400	30,000	Statoil
West Elara	2011	450	40,000	Statoil
West Linus(5)	2014	450	40,000	ConocoPhillips
HE-JU TBN I(6)	2017(2)	450	40,000	Rosneft(3)
HE-JU TBN II(6)	2017(2)	450	40,000	Rosneft(3)
 _____________

(1)	Rig under construction.

(2)	Expected delivery.

(3)	Subject to mutual right to cancellation before May 31, 2015.

(4)
On March 13, 2015, we received a notice of termination from Rosneft of the service order for the West Navigator. We will be marketing the West Navigator for alternative future opportunities, however we remain in discussions with Rosneft to explore various alternatives for future co-operation.

(5)
Pursuant to a sale and leaseback agreement, we have sold the West Linus to Ship Finance, and the rig has been chartered back to us on a bareboat charter for a period of 15 years from its delivery date on February 18, 2014.

(6)	Harsh environment jack-ups. Orders to the shipyard for their construction have not yet been placed. Construction will commence in the event that Rosneft contracts become irrevocably binding.

In June 2013, we entered into a combined sale and leaseback arrangement pursuant to which we sold the newbuilding rig, the West Linus, to Ship Finance, a related party. The drilling rig was chartered back to us on a bareboat charter for a period of 15 years upon its delivery to us from the shipyard in February 2014. In accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, we consolidate SFL Linus Ltd., the Ship Finance subsidiary that owns the rig, in our consolidated financial statements. See “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions.”
The construction of the harsh environment semi-submersible drilling rig West Rigel is ongoing at Jurong Shipyard in Singapore. The rig is expected to be ready for startup on its five-year contract with Rosneft in the fourth quarter of 2015. At delivery from the yard, the remaining yard installment will be $454 million.
Employment of Our Fleet
Our customers consist primarily of major integrated oil companies. We currently have contracts with Statoil, ConocoPhillips, Total, ExxonMobil and KMNG, including certain of their subsidiaries that are our customers.

Our contract backlog, excluding contracts with Rosneft, includes firm commitments only, which are represented by signed drilling contracts. As of December 31, 2014, our contract backlog was approximately $1.5 billion, excluding backlog from the Rosneft contracts constituting $3.1 billion, and was attributable to revenues we expect to generate from all of our drilling rigs. We calculate our contract backlog by multiplying the contractual daily rate by the minimum expected number of days committed under the contracts (excluding options to extend), assuming full utilization. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the table below due to, for example, shipyard and maintenance projects, downtime and other factors that result in lower revenues than our average contract backlog per day.
The actual amount of revenues earned may also fluctuate due to parts of the dayrates being received in Norwegian Kroner or Pounds Sterling, or GBP. Approximately 25% to 50% of the dayrates are payable in Norwegian Kroner or Pounds Sterling, which approximately corresponds to the amount of operational expenses paid in Norwegian Kroner or Pounds Sterling. As a result, our net operational profit measured in U.S. dollars is minimally affected by currency fluctuations on a historical basis even though operational expenses and revenues may be affected individually. Norwegian Kroner or Pounds Sterling elements of future contract revenue and day rate information provided throughout this document have been converted into U.S. dollars using an exchange rate of USD $1 to NOK7.44 and GBP1.00 to USD $1.55, as of December 31, 2014, respectively. In addition, we may enter into drilling contracts that contain bonus payments in excess of the stated daily rate if we meet certain agreed operational objectives under the applicable contract.
The firm commitments that comprise our contract backlog as of December 31, 2014 are as follows:

Drilling Rig	Contracted Location	Customer	Contract Backlog	Contractual Daily Rate	Contract Start Date	Earliest Expiration Date
West Phoenix	United Kingdom	Total	$125 million	$457,534	January 2012	September 2015
West Venture	Norway	Statoil	$86 million	$403,701	August 2010	July 2015
West Alpha	Norway and Russia	ExxonMobil/KMNG	$292 million(1)	$506,000(1)	January 2014	July 2016
West Epsilon	Norway	Statoil	$188 million	$258,012	December 2010	December 2016
West Elara	Norway	Statoil	$268 million	$330,475	March 2012	March 2017(2)
West Linus	Norway	ConocoPhillips	$553 million(4)	$344,486(4)	May 2014	May 2019(3)
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

(2)
Statoil has the option to extend the contract until March 2019 on identical terms upon notice to us one and a half year before the expiration of the firm contract period. As at March 20, 2015, discussions are on-going with Statoil.

(3)
ConocoPhillips has the option to extend the firm contract period from five to seven years at the same daily rate upon notice to us which expires in May 2017. In addition, ConocoPhillips also has the option to extend the contract for two additional two year periods at a daily rate that is $10,000 less than the current daily rate for the extension periods upon 24 months’ notice to us prior to the expiration of the relevant period.

(4)	Excludes $12,430 per day which we receive in addition to the ordinary daily rate as compensation for additional capital expenditures we incur to provide the customer with additional equipment.
In November 2014, NADL and Rosneft agreed to delay to May 2015 the closing of the transactions contemplated in Framework Agreement and on April 16, 2015, we mutually agreed to further extend the date of termination of the Framework Agreement until May 31, 2017, whereby both parties can effectively terminate the Framework Agreement and/or any offshore drilling contracts at any time prior to May 31, 2017 at no cost. Due to recent developments and events, NADL believes that it will be very challenging to close the transactions on the same terms or in the timeframe previously contemplated and there are significant risks attached to the $4.1 billion order backlog related to the drilling contracts with Rosneft. However, we remain in discussions with Rosneft and continue to ex plore various alternatives for future cooperation.
On March 13, 2015, we received a notice of termination from Rosneft of the service order for the West Navigator in connection with the Framework Agreement. The drillship was indicatively scheduled to commence operations under a five-year contract with Rosneft during the summer of 2015, which would have required earlier mobilization. The termination of the service order for West Navigator will reduce our contract backlog by $1.0 billion. We will be marketing the West Navigator for alternative future opportunities, however we remain in discussions with Rosneft to explore various alternatives for future co-operation.
In light of the current environment, we are encountering and may in the future encounter situations where counterparties request relief to contracted dayrates or seek early contract termination. In the event of early termination for the customer's convenience, an early termination amount is typically payable to us, in accordance with the terms of the drilling agreement. While we are confident that its contract terms are enforceable, we may be willing to engage in discussions to modify such contracts if there is a commercial agreement that is beneficial to both parties.
Management of our Business
Our Board of Directors has the authority to oversee and direct our operations, management and policies on an exclusive basis. Our Board of Directors has organized the provision of certain management and other services through North Atlantic Management, our wholly-owned subsidiary, and Seadrill Management, a wholly-owned subsidiary of Seadrill.
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
North Atlantic Management employs our senior management, including our Chief Executive Officer and our Chief Financial Officer. North Atlantic Management has contracted in certain other management services from Seadrill Management in accordance with the terms of the Services Agreement. The agreement can be terminated by either party at one month notice. In consideration of the services provided, the Company will pay Seadrill a fee that includes the operating costs attributable to us plus a margin of 8%.
In addition, North Atlantic Management provided management services up until August 26, 2014, for the West Hercules while it was employed under a drilling contract with Statoil, and was responsible for, among other things, operating the rig, budgeting and accounting functions, technical management, staffing and commercial management of the customer and suppliers.
The executive offices of North Atlantic Management are located in Oslo, Norway. We also have offices in Bergen, Norway, Stavanger, Norway, Aberdeen, UK and Hamilton, Bermuda.
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

Customers
Our customers are oil and gas exploration and production companies, including major integrated oil companies, independent oil and gas producers and government-owned oil and gas companies. Our current customers are Statoil, ExxonMobil, Total, Conoco Phillips and KMNG, including certain of their subsidiaries. For year ending December 31, 2014, of our seven customers, Statoil accounted for 38%, ExxonMobil accounted for 13%, Shell accounted for 12%, Total accounted for 12%, KMNG accounted for 11%, Conoco Phillips accounted for 8% and Centrica accounted for 4% of our total revenues. For the year ended December 31, 2013, of our four customers, Statoil accounted for 57%, ExxonMobil accounted for 12%, Shell accounted for 14% and Total accounted for 13% of our total revenues. All of our drilling contracts have fixed terms, but may be terminated early due to certain events or we may be unable to realize revenue under these contracts in the event of unanticipated developments, such as the deterioration in the general business or financial condition of a customer, resulting in its inability to meet its obligations under our contracts.
In light of the current environment, we are encountering and may in the future encounter situations where counterparties request relief to contracted dayrates or seek early contract termination. In the event of early termination for the customer's convenience, an early termination amount is typically payable to us, in accordance with the terms of the drilling agreement. While we are confident that our contract terms are enforceable, we may be willing to engage in discussions to modify such contracts if there is a commercial agreement that is beneficial to both parties.
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
Environmental and Other Regulations
Our operations are subject to numerous laws and regulations in the form of international treaties and maritime regimes, flag state requirements, national environmental laws and regulations, navigation and operating permits requirements, local content requirements, and other national, state and local laws and regulations in force in the jurisdictions in which our drilling units operate or are registered, which can significantly affect the ownership and operation of our drilling units. See "Item 3. Key Information - D. Risk Factors - Governmental laws and regulations, including environmental laws and regulations, may add to our costs or limit our drilling activity.”
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
International Maritime Regimes

These requirements include, but are not limited to, MARPOL, the International Convention on Civil Liability for Oil Pollution Damage of 1969, or the CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001 (ratified in 2008), or the Bunker Convention, the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, and the International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004, or the “BWM Convention. These various conventions regulate air emissions and other discharges to the environment from our drilling units worldwide, and we may incur costs to comply with these regimes and continue to comply to these regimes as they may be amended in the future. In addition, these conventions impose liability for certain discharges, including strict liability in some cases. See “Item 3.Key information - D. Risk Factors - Governmental laws and regulations, including environmental laws and regulations, may add to our costs, expose us to liability or limit our drilling activity.”
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
C.     Organizational Structure
North Atlantic Drilling Ltd. is a company organized under the laws of Bermuda. We are a majority owned subsidiary of Seadrill, which owns approximately 70% of our outstanding common shares as of the date of this Annual Report. We own our drilling rigs through separate wholly-owned subsidiaries that are incorporated in Bermuda.
Please see Exhibit 8.1 to this annual report for a list of our current subsidiaries.
D.    Property, Plant and Equipment
For a description of our owned drilling rigs, please see “Item 4. Information on the Company-B. Business Overview-Our Fleet.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion and analysis should be read in conjunction with “Item 3. Key Information-A. Selected Financial Data,” and our consolidated financial statements and related notes included herein. You should also carefully read the following discussion with the sections of this annual report entitled “Forward-Looking Statements” and the “Item 3. Key Information-D. Risk Factors.” Our

consolidated financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012, included herein, have been prepared in accordance with U.S. GAAP.
Our Fleet
For certain information regarding our drilling units, please see“Item 4. Information on the Company - B. Business Overview - Our Fleet.”
Critical Accounting Estimates
The preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience and on various other information and assumptions that we believe to be reasonable. Our critical accounting estimates are important to the portrayal of both our financial condition and results of operations and require us to make subjective or complex assumptions or estimates about matters that are uncertain. The basis of preparation and our significant accounting policies are discussed in "Note 1 - General Information and Basis of Presentation", and "Note 2 - Accounting Policies", of the notes to our consolidated financial statements appearing elsewhere in this annual report. The following are what we believe to be the critical accounting estimates used in the preparation of the consolidated financial statements. In addition, there are other items within the consolidated financial statements that require estimation.
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

If the qualitative factors indicate possible impairment, the Company performs a quantitative assessment to estimate fair value of its reporting unit compared to its carrying value. In the event that the fair value is less than carrying value, the Company must perform an exercise similar to a purchase price allocation in a business combination in order to determine the amount of the impairment charge.The quantitative goodwill impairment test for a reporting unit is based on discounted cash flows. The Company uses estimated future cash flows applying contract dayrates during the firm contract periods and estimated forecasted dayrates for the periods after expiry of firm contract periods. Zero escalation of dayrates for the periods will be assumed. The estimated future cash flows will be based on remaining economic useful lives for the assets, and discounted using a weighted average cost of capital (WACC).

The annual impairment test resulted in the Company recognizing an impairment loss of $480.6 million.  The impairment loss is primarily due to declining day rates and our future expectations for day rates in the sector. These have been trending lower as a result of the recent decline in the price of oil, which has impacted the spending plans of our customers.

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

Revenues
In general, each of our drilling units is contracted for a period of time to an oil and gas company to provide offshore drilling services at an agreed daily rate. A unit will be stacked if it has no contract in place. Dayrates are volatile and can vary depending on the type of drilling unit and its capabilities, operating expenses, taxes and other factors. An important factor in determining the level of revenue is the technical utilization of the drilling rig. To the extent that our operations are interrupted due to equipment breakdown or operational failures, we do not generally receive daily rate compensation for the period of the interruption. Furthermore, our dayrates can be reduced in instances of interrupted or suspended service due to, among other things, repairs, upgrades, maintenance, force majeure or requested suspension of services by the client and other operating factors.
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

A.    Results of Operations
Fiscal Year Ended December 31, 2014 compared to Fiscal Year Ended December 31, 2013
The following table sets forth our operating results for the years ended December 31, 2014 and 2013:

(In millions of U.S. dollars)	Year ended December 31, 2014	Year ended December 31, 2013
Total operating revenues	1,263.7	1,324.3
Total operating expenses	1,380.1	963.7
Operating (loss)/income	(116.4)	360.6
Interest expense	(103.8)	(84.9)
Other financial items	(70.7)	(11.2)
(Loss)/Income before taxes	(290.9)	264.5
Income taxes	(29.6)	(28.9)
Net (loss)/income	(320.5)	235.6

Total operating revenues
The following table sets forth our operating revenues for the years ended December 31, 2014 and 2013:

(In millions of U.S. dollars)	Year ended December 31, 2014	Year ended December 31, 2013	Decrease
Total operating revenues	1,263.7	1,324.3	(4.6)%

Total operating revenues for the year ended December 31, 2014 was $1,263.7 million, compared to $1,324.3 million for the year ended December 31, 2013. Total operating revenues are predominantly contract revenues with additional amounts of reimbursable and related party revenue. The decrease in total operating revenues was primarily due to West Hercules moving from a bareboat agreement to a management agreement in November 2013 resulting in revenue being billed from Seadrill. The West Hercules commenced operations in January 2013 and contributed $128.3 million of contract revenues in 2013 compared to nil in 2014. Similarly, reimbursable revenues decreased by $34.3 million due reimbursable work to winterize the West Hercules, in 2013 of $112.0 million offset by an increase of $74.5 million of reimbursable revenue from preparing the West Alpha for operations in the Kara Sea. Related party revenues were $44.9 million in 2014 compared to $12.1 million in 2013 due to the West Hercules management agreement in November 2013. In addition the West Linus commenced operations in May 2014, contributing $79.8 million of revenues in 2014.
Total operating expenses
The following table sets forth our operating expenses for the years ended December 31, 2014 and 2013:

(In millions of U.S. dollars)	Year ended December 31, 2014	Year ended December 31, 2013	Increase
Total operating expenses	1,380.1	963.7	43.2%
Total operating expenses for the year ended December 31, 2014 was $1,380.1 million, compared to $963.7 million for the year ended December 31, 2013. Total operating expenses consist of vessel and rig operating expenses, depreciation and amortization, general and administrative expenses and reimbursable expenses. The increase in operating expenses was primarily related to a loss on impairment relating to goodwill of $480.6 million. West Hercules moving from a bareboat agreement to a management agreement led to decreased operating expenses of $78.0 million in 2014, mostly due to no bareboat fee of $58.5 million. This was offset by operating expenses for the West Linus commencing operations of $37.7 million. Reimbursable expenses decreased by $33.7 million, mainly related to the winterization work on West Hercules which was recharged to Statoil in 2013. There was also an increase in general and administrative expenses of $7.0 million in professional fees which includes transactions fees for the Rosneft transactions and $3.0 million for relocating offices to Oslo.
Interest expense
Interest expense for the year ended December 31, 2014 was $103.8 million, compared to $84.9 million for the year ended December 31, 2013. The increase was primarily due to an increase in interest bearing debt to $2,774.4 million for the year ended December 31, 2014 compared to $2,447.9 million in 2013. The main refinancing activity took place at the start of the year being the $600 million 6.25% Senior Unsecured Notes due 2019 in January 2014 and $475 million Credit Facility for the West Linus in February 2015.
Other financial items
Other financial items reported in the income statement include the following items:

(In millions of U.S. dollars)	Year ended December 31, 2014	Year ended December 31, 2013
Interest income	0.5	0.5
Loss on derivative financial instruments	(86.2)	(16.1)
Foreign exchange gain/(loss)	41.0	10.9
Other financial items	(26.0)	(6.5)
Total other financial items	(70.7)	(11.2)
The loss on derivative financial instruments relates to fair value adjustments to our interest rate swaps, cross currency swaps and forward exchange contracts. During the year ended December 31, 2014, the recognized loss from derivative financial instruments was $86.2 million, compared to a loss of $16.1 million for the year ended December 31, 2013. These losses were primarily due to adjustments for the fair market value of these derivative financial instruments.
Foreign exchange gain was $41.0 million for the year ended December 31, 2014, compared to a gain of $10.9 million in the year ended December 31, 2013. This was primarily due to the Norwegian Kroner weakening against the U.S. dollar during 2014 and 2013 in respect of our NOK denominated debt. The other financial items of $26.0 million are mostly related to $22.5 million termination fee for the $500 million 7.75% bond redeemed in February 2014.

Income taxes
Income tax expense was $29.6 million for the year ended December 31, 2014, compared to $28.9 million for the year ended December 31, 2013. Our effective tax rate was approximately (10.2%) for the year ended December 31, 2014, as compared to 10.9% for the year ended December 31, 2013. The negative effective tax rate results from the non-taxable loss on impairment of $480.6 million which was recognized during the year ended December 31, 2014. On April 1, 2014, there was a legislation change to the bareboat charter measure in the United Kingdom where a cap on the bareboat charter deduction was introduced. The impact on the tax expense for the year ended December 31, 2014 was an increase of $5.3 million.
Significant amounts of our income and costs are reported in non-taxable jurisdictions such as Bermuda. The drilling rig operations are normally carried out in taxable jurisdictions. In the tax jurisdictions where we operate, the corporate income tax rates range from 20% to 27% for earned income. Further, losses in one tax jurisdiction may not be offset against taxable income in other jurisdictions. Accordingly, the effective tax rate may differ significantly from period to period depending on the level of activity in and mix of each of the tax jurisdictions in which our operations are conducted.
Fiscal Year Ended December 31, 2013 compared to Fiscal Year Ended December 31, 2012
The following table sets forth our operating results for the year ended December 31, 2013 and 2012.

(In millions of U.S. dollars)	Year ended December 31, 2013	Year ended December 31, 2012
Total operating revenues	1,324.3	1,044.7
Total operating expenses	963.7	640.6
Operating income	360.6	404.1
Interest expense	(84.9)	(83.9)
Other financial items	(11.2)	(28.9)
Income before taxes	264.5	291.3
Income taxes	(28.9)	(109.6)
Net income	235.6	181.7
Total operating revenues
The following table sets forth our total operating revenues for the year ended December 31, 2013 and 2012.

(In millions of U.S. dollars)	Year ended December 31, 2013	Year ended December 31, 2012	Increase
Total operating revenues	1,324.3	1,044.7	26.8%

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
therefore had increased operating revenues of $44.0 million in 2013 due to a full year of operations.

Total operating expenses
The following table sets forth our total operating expenses for the year ended December 31, 2013 and 2012.

(In millions of U.S. dollars)	Year ended December 31, 2013	Year ended December 31, 2012	Increase
Total operating expenses	963.7	640.6	50.4%

Total operating expenses for the year ended December 31, 2013 was $963.7 million compared to $640.6 million for the year ended December 31, 2012. The increase in operating expenses is related to same as for the revenue side discussed above. West Hercules commencing operations in January 2013 led to increased operating expenses of $133.5 million in 2013, whereof $58.5 million represents the bareboat charter expense to Seadrill for the rental of the rig. Reimbursable expenses increased by $101.5 million, mainly related to the winterization work on West Hercules which was recharged to Statoil. Also the full year of operations for the West Elara led to increased operating expenses for this rig of $24.1 million in 2013 compared to 2012. Total operating expenses consist of vessel and rig operating expenses, depreciation and amortization, general and administrative expenses and reimbursable expenses. Vessel and rig operating expenses for the year ended December 31, 2013 was $527.1 million compared to $345.6 million for the year ended December 31, 2012.

Interest expense
Interest expense for the year ended December 31, 2013 was $84.9 million compared to $83.9 million for the year ended
December 31, 2012.

Other financial items
Other financial items reported in the income statement include the following items:

(In millions of U.S. dollars)	Year ended December 31, 2013	Year ended December 31, 2012
Interest income	0.5	0.6
Loss on derivative financial instruments	(16.1)	(17.5)
Foreign exchange (loss)/gain	10.9	(12)
Other financial items	(6.5)	—
Total other financial items	(11.2)	(28.9)

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

Foreign exchange gain of $10.9 million for the year ended December 31, 2013 compared to a loss of $12.0 million in the year ended December 31, 2012. This was primarily due to NOK denominated debt and taxes payable in Norway after the Norwegian Kroner weakened against the U.S. dollar during 2013, which is the opposite effect of the movements in the exchange rate during 2012. The other financial items of $6.5 million are related to various financial fees incurred.

Income taxes
Income tax expense was $28.9 million for the year ended December 31, 2013 compared to $109.6 million for the year ended
December 31, 2012. The decrease was mainly due to changes in uncertain tax positions that were recognized during the year ended December 31, 2013. Our effective tax rate was approximately 10.9% for the year ended December 31, 2013, as compared to 37.6% for the year ended December 31, 2012. The decrease in the effective tax rate is principally due changes in uncertain tax positions taken in prior periods.

Significant amounts of our income and costs are reported in non-taxable jurisdictions such as Bermuda. The drilling rig operations are normally carried out in taxable jurisdictions. In the tax jurisdictions where we operate, the corporate income tax rates range from 23% to 28% for earned income. Further, losses in one tax jurisdiction may not be offset against taxable income in other jurisdictions. Accordingly, our effective tax rate may differ significantly from period to period depending on the level of activity in and mix of each of the tax jurisdictions in which our operations are conducted.

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
Our funding and treasury activities are conducted within corporate policies to maximize returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held mainly in U.S. dollars, with lesser amounts held in Norwegian Kroner, Pounds Sterling, Euros and Singapore dollars.
Our short-term liquidity requirements relate to servicing debt and funding working capital requirements including capital expenditures and long term maintenance on our existing drilling units and required payments under the management agreements and administrative services agreements with Seadrill Management. In addition, we have newbuilding commitments relating to the delivery of the West Rigel. See "Newbuilding Commitments" section below. Sources of short-term liquidity include cash balances, available amounts under revolving credit facilities and receipts from our drilling contracts.  The Company’s previous $85m revolving credit facility with Seadrill expired in January 2015.  The Company expects to re-establish a revolving credit facility with Seadrill in order to fund working capital requirements relating to planned capital expenditures.
Our long-term liquidity requirements include the repayment of outstanding long-term debt.
Newbuilding Commitments
We have entered into a construction contract for one sixth generation harsh environment semi-submersible, the West Rigel, with corresponding contractual commitments, including project management, operation preparations, and variation orders, totaling $712.5 million of which we have paid $172.6 million as of December 31, 2014. The West Rigel is scheduled to be delivered to us in the fourth quarter of 2015.
We will need to secure additional financing for the remaining yard installment, which will be due upon delivery of the rig. We are exploring a number of financing opportunities which include both debt and equity financing sources for the remaining amounts not yet financed.  We have historically funded the final yard installment for a newbuild through secured debt from a syndicate of banks or through a sale and leaseback arrangements, the strategy is to fund the West Rigel similarly. Historically, we do not have firm commitments from our lenders until two to four months prior to delivery in order to align with the contract backlog.
We are focused on securing financing for the delivery in 2015 and believe that we will be able to secure the amounts required at affordable terms and rates due to our past experience and successes as well as current discussions with various potential counterparties in raising such funds.
We believe the cash that we generate from our operations supported by existing and future debt capacity, provided by our contract backlog, current and future asset base, is expected to be sufficient to meet our existing commitments to fund new buildings including meeting our working capital needs, as well as service our debt obligations in accordance with the existing maturity profile. A deterioration in our operating performance, inability to obtain cost efficiencies, lack of success in adding new contracts to our backlog, failure to complete our remaining newbuilding program on time and within budget, finance our commitments as well as numerous other factors detailed above in "Risk Factors" could limit our ability to further the growth of our business and to meet working capital requirements.
Operating Lease Commitments
Operating lease commitments at December 31, 2014 are summarized in the table below:

(In millions of U.S. dollars)	2015	2016	2017	2018	2019	2020 and thereafter
Leased premises	5.1	5.3	5.0	5.0	4.6	12.2

Our Borrowing Activities

Debt Facilities	Amounts Outstanding at
(In millions of U.S. dollars)	December 31, 2014	December 31, 2013
$2,000 Million Senior Secured Credit Facility	1,366.7	1,503.4
$475 Million Credit Facility	451.3	—
$500 Million 7.75% Bond, subscribed in full by related party	—	500.0
$600 Million 6.25% Senior Unsecured Notes due 2019	600.0	—
NOK 1,500 Million Senior Unsecured Bond(1)	201.4	244.5
Seadrill Revolving Credit Facility	—	5.0
$195 Million Related Party Loan	125.0	195.0
Total interest bearing debt	2,744.4	2,447.9
(1)     This has been converted using an exchange rate of USD $1 to NOK7.44 as of December 31, 2014.
As of December 31, 2014 and December 31, 2013, we had $135.0 million and $160.0 million, respectively, available for draw down under our credit facilities.
$2,000 Million Senior Secured Credit Facility
On April 15, 2011, we entered into a $2,000 million senior secured credit facility with a syndicate of banks to refinance the existing debt related to three semi-submersible drilling units, the West Alpha, the West Phoenix, and the West Venture, two harsh environment jack-up units, the West Elara and the West Epsilon, and one drillship, the West Navigator, or the Acquired Vessels, which are mortgaged as collateral under this facility. This facility is comprised of a revolving facility in the amount of $1,000 million and a term loan facility in the amount of $1,000 million. The revolving credit facility amount of $950 million is payable in full on April 15, 2017. This facility bears interest at LIBOR plus a margin of 2.0% per annum, and is repayable over a term of six years. As of December 31, 2014, the available and undrawn amount was $50 million.
$475 Million Credit Facility
In October 2013, SFL Linus Ltd. entered into a $475 million secured term loan and revolving credit facility with a syndicate of banks to fund the acquisition of West Linus, which has been pledged as security. SFL Linus Ltd. drew down on the loan at the delivery date of the rig in February 2014. Subsequently $40 million was repaid on the facility by Ship Finance on behalf of SF Linus Ltd. through a short-term parent loan as per March 31, 2014 and redrawn again as per June 30, 2014.

$500 Million 7.75% Senior Unsecured Notes, subscribed in full by related party
In April 2011, we issued a $500 million callable senior unsecured bond to Seadrill to partly finance the acquisition of the Acquired Vessels. In January 2014, using the net proceeds we received from the issuance of the $600 million 6.25% Senior Unsecured Notes due 2019, we prepaid in full the principal amount due under this bond and an early termination fee of $22.5 million.
$600 Million 6.25% Senior Unsecured Notes due 2019
In January 2014, we completed the issuance of $600 million in aggregate principal amount of 6.25% senior unsecured notes due 2019. We used the gross proceeds of the senior unsecured notes issuance for the prepayment of indebtedness and transaction expenses and general corporate purposes. Seadrill has purchased approximately 31.1% of the aggregate principal amount of the senior unsecured notes. The notes were listed on the Irish Stock Exchange on July 1, 2014.
NOK 1,500 Million Senior Unsecured Bond
On October 30, 2013, we completed a NOK 1,500 million senior unsecured bond issue with maturity in October 2018. The bonds bear interest at 3-months NIBOR plus a margin of 4.40%. The bond was subsequently swapped to US$ with a fixed rate of 6.18% per annum until maturity. A portion of the net proceeds were used to repay $169 million outstanding under our Seadrill Revolving Credit Facility, and the remaining proceeds were used to repay, in part, our $2,000 million Senior Secured Credit Facility. The bonds were listed on the Oslo Stock Exchange subsequent to December 31, 2013. During the fourth quarter of 2014, Seadrill bought in aggregate 5.5% of the NOK1,500 million Senior Unsecured Bond.

Seadrill Revolving Credit Facility
Seadrill provided us with an unsecured revolving shareholder loan of $85 million. The facility matured on January 30, 2015. As per December 31, 2014, $0 million of the facility was drawn.

$195 Million Related Party Loan
Ship Finance granted the VIE company, SF Linus Ltd., a loan of $195 million in June 2013. The maturity date is June 30, 2029. SFL Linus Ltd. repaid $70 million in first quarter and the outstanding balance as of December 31, 2014 is $125 million.

Covenants contained in our credit facilities and bonds
Our credit facilities and bonds generally contain financial covenants. In February 2015, we received approval to amend the agreements for our NOK 1,500 Million Senior Unsecured Bond and $2,000 Million Senior Secured Credit Facility. Under the terms of each agreement, Seadrill provided guarantees for the bonds and credit facility in exchange for amendments to the covenant package, principally replacing the current financial covenants with Seadrill's financial covenants. See “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions.” for further details of the guarantees. These covenants were effective for December 31, 2014. As such the main financial covenants, applying to Seadrill, contained in our credit facilities are as follows:

•	Aggregated minimum liquidity requirement: to maintain cash and cash equivalents of at least $150 million within the Seadrill group.

•	Interest coverage ratio: to maintain an EBITDA to interest expense ratio of at least 2.5.

•
Current ratio: to maintain current assets to current liabilities ratio of at least 1. Current assets are defined as book value less minimum liquidity, but including up to 20.0% of shares in listed companies owned 20.0% or more. Current liabilities are defined as book value less the current portion of long term debt.

•	Equity ratio: to maintain total equity to total assets ratio of at least 30.0%. Both equity and total assets are adjusted for the difference between book and market values of drilling units.

•
Leverage ratio: to maintain a ratio of net debt to EBITDA no greater than 4.5. Net debt is calculated as all interest bearing debt less cash and cash equivalents excluding minimum liquidity requirements.

For the purposes of the above tests, EBITDA is defined as the earnings before interest, taxes, depreciation and amortization on a consolidated basis and (ii) the cash distributions from investments, each for the previous period of twelve months as such term is defined in accordance with accounting principles consistently applied. However, in the event that Seadrill or a member of the group acquires rigs or rig owning entities with historical EBITDA available for the rigs' previous ownership, such EBITDA shall be included for covenant purposes in the relevant loan agreement, and if necessary, be annualized to represent a twelve (12) month historical EBITDA. In the event that Seadrill or a member of the group acquires rigs or rig owning companies without historical EBITDA available, Seadrill is entitled to base a twelve month historical EBITDA calculation on future projected EBITDA only subject to any such new rig having (i) a firm charter contract in place at the time of delivery of the rig, with a minimum duration of twelve months, and (ii) a firm charter contract in place at the time of such EBITDA calculation, provided Seadrill provides the agent bank with a detailed calculation of future projected EBITDA. Further, EBITDA shall include any realized gains and/or losses in respect of the disposal of rigs or the disposal of shares in rig owning companies.
Cash distributions from investments are defined as cash received by Seadrill, by way of dividends, in respect of its ownership interests in companies which Seadrill does not control but over which it exerts significant influence.
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
Our credit facilities and bonds contain customary restrictive covenants that may limit, among other things, our ability to:

•	incur additional indebtedness;

•	sell the mortgaged drilling rig, if applicable;

•	make additional investments or acquisitions;

•	pay dividends; and

•	effect a change of control in the Company.

A failure to comply with the covenants in our loan agreements could result in a default under those agreements and under other debt agreements containing cross-defaults provisions.
Our $2,000 Million Senior Secured Credit Facility is secured by:

•	Guarantee provided by Seadrill (See “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions.” for further details of the guarantee.)

•	Guarantees from the drilling rig owning subsidiaries and intra-group charterers (guarantors);

•	A first priority share charge over all of the shares issued by each of the guarantors;

•	A first priority mortgage in all collateral drilling units and any deed of covenant or general assignment thereto;

•	A first priority assignment of the earnings which arise out of the use of or operation of any of the collateral drilling units;

•	A first priority assignment of the bareboat charter contracts for the collateral drilling units;

•	A security interest in the earnings accounts; and

•	A first priority assignment of all of the insurance policies and contracts of insurance in respect of the collateral drilling units.

For the Company’s outstanding NOK 1,500 Million Senior Unsecured Bond, the main financial covenant is for Seadrill to maintain a total equity to total assets ratio of at least 30.0%. Both equity and total assets are adjusted for the difference between book value and market values of drilling units.
In addition to the above, our bond indenture generally also contain restrictions which are customary for unsecured financings in this industry for similar unrated bonds, including limitations on indebtedness, payments, transactions with affiliates and restrictions on consolidation, merger and sale of assets.
The Company and Seadrill were in compliance with all financial and other covenants as included within our credit facilities and bond agreements as of December 31, 2014.

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
In February 2015, we received approval to amend the agreements for SFL Linus Ltd.'s $475 million credit facility. Under the terms of the agreement, Seadrill provided a guarantee in exchange for amendments to the covenant package, principally replacing the financial covenants on the Company with Seadrill's financial covenants. These covenants are the same as the NOK 1,500 Million Senior Unsecured Bond and $2,000 Million Senior Secured Credit Facility given above.

The Company, Seadrill and SFL Linus Ltd. complied with all of their respective financial and other covenants as included within the amended credit facility as tested by reference to the financial statements as of December 31, 2014.

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

For the year ended December 31, 2014, we had loss of $86.2 million compared to a loss of $16.1 million in the year ended December 31, 2013, consisting of the following:

Interest-rate swap agreements and forward exchange contracts
Total realized and unrealized loss on interest-rate swap agreements, not qualified for hedge accounting, and cross currency interest rate swaps, and forward exchange contracts amounted to $86.2 million for the year ended December 31, 2014. The loss is recognized in the statement of operations as loss on derivative financial instruments.

As of December 31, 2014, the Company, excluding the VIE, had entered into interest rate swap contract with a combined outstanding principal amount of $1,300 million, as compared to $1,100 million at December 31, 2013, at rates between 1.15% per annum and 2.92% per annum, as compared to 1.15% and 2.74% in 2013.

The Ship Finance subsidiary consolidated by the Company as a VIE has entered into interest rate swap agreements in order to mitigate its exposure to variability in cash flows for future interest payments on the loan taken out to finance the acquisition of West Linus. These interest rate swaps qualify for hedge accounting and any changes in their fair value are included in "other comprehensive income." Below is a summary of the notional amount, fixed interest rate payable and duration of the interest rate swaps.

Variable interest entity	Outstanding principal	Receive rate	Pay rate	Length of contract
	(in US$ Millions)
SFL Linus Ltd. (West Linus)	216	3 month LIBOR	1.77%	Dec 2013 - Dec 2018
SFL Linus Ltd. (West Linus)	4	1 month LIBOR	2.01%	Mar 2014 - Oct 2018
SFL Linus Ltd. (West Linus)	4	1 month LIBOR	2.01%	Mar 2014 - Nov 2018

In the twelve month period ended December 31, 2014, the above VIE Ship Finance subsidiary had zero in recorded fair value gain/loss on interest rate swaps. Gain or loss is recorded by the VIE in "other comprehensive income" but due to its ownership by Ship Finance this is allocated to "Non-controlling interest" in our statement of changes in equity.

Any change in fair value resulting from hedge ineffectiveness is recognized immediately in earnings. The VIE, and therefore NADL, did not recognize any gain or loss due to hedge ineffectiveness in the consolidated financial statements during the twelve month period ended December 31, 2014.

As of December 31, 2014 and 2013, we had outstanding cross currency interest rate swaps with principal amount of $253.5 million, with maturity dates in October 2018 at rates of 6.18%.

As of December 31, 2014, the Company had foreign exchange forward contracts to sell $60 million between January 2015 and May 2015 at exchange rates ranging from NOK6.37 to NOK6.49 per US dollar as compared to at December 31, 2013, when it had contracts to sell $124 million between January 2014 and June 2014 at exchange rates ranging from NOK5.96 to NOK6.18 per US dollar.

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

D.     Trend information

The demand for offshore drilling rigs continues to be negatively impacted by oil companies' efforts to curb capital spending and reduce costs. This has been driven by a decline in Brent crude price from above $90 per barrel oil when entering the fourth quarter of 2014, to below $50 per barrel when entering the first quarter of 2015. Although it has recovered somewhat from its recent lows around $45 per barrel, current budgets published by major oil companies indicate a substantial reduction in demand for offshore drilling services over the next one to two years.

As of March 20, 2015, there were 22 floaters operating in Norway and 18 in the UK. There are seven rigs idle in these markets, either on stand-by or suspended, cold stacked or warm stacked. There are nine rigs expected to be delivered in 2015-2016 that are capable of working in the North Atlantic region and one additional newbuild unit is currently mobilizing to the UK shelf. With uncertain near-term activity levels, the Company expects further pressure on both dayrates and utilization.

There are 19 floaters in the UK and in Norway older than 30 years with contracts expiring in 2015 and in 2016. Additionally, there are four rigs older than 30 years which are already idle. The cost overruns on classification, repair and maintenance projects for older floaters continue and a significant number of older rigs may be retired or cold stacked, which over time may create a more healthy industry as weaker players leave the business.

The long term fundamentals for harsh environment drilling are positive, driven by successful exploration campaigns in Norway and positive results in Arctic Russia. Before this can materialize oil companies must return to exploration and development activities. Additionally, offshore drilling industry participants must retire the oldest and least capable units.

The rapid decline in the oil price has caused many oil companies to work harder to find cost savings.  Some of the identified cost saving opportunities are expected to come from the renegotiation or cancellation of existing rig contracts.  The Company believes in the quality of its contracts, customers and operations, although as discussed above it may be willing to engage in discussions to modify such contracts if mutually agreeable commercial terms are reached.

E.     Off Balance Sheet Arrangements
We had no off-balance sheet arrangements as of December 31, 2014 or 2013, other than operating lease obligations and other commitments in the ordinary course of business that we are contractually obligated to fulfill with cash under certain circumstances. These commitments include guarantees in favor of banks, suppliers and variable interest entities and guarantees towards third parties such as surety performance guarantees towards customers as it relates to our drilling contracts, contract bidding, customs duties, tax appeals and other obligations in various jurisdictions. Obligations under these guarantees are not normally called, as we typically comply with the underlying performance requirement. As of December 31, 2014, we had not been required to make collateral deposits with respect to these agreements. The maximum potential future payments are summarized in Note 25 in the Consolidated Financial Statements included in this Annual Report.
F.     Contractual Obligations
At December 31, 2014, we had the following contractual obligations and commitments:

(In millions of U.S. dollars)	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
$2,000 Million Senior Secured Credit Facility	166.7	1,200.0	—	—	1,366.7
$475 Million Credit Facility	51.4	95.0	304.9	—	451.3
$600 Million 6.25% Senior Unsecured Notes due 2019	—	—	600.0	—	600.0
NOK 1,500 Million Senior Unsecured Bond(1)	—	—	201.4	—	201.4
$195 Million related party loan	—	—	—	125.0	125.0
Total interest payments(2)	100.7	194.2	97.2	24.5	416.6
Accrued pension liabilities	11.4	23.7	25.1	69.2	129.4
Leased premises	5.1	10.3	9.6	12.5	37.5
Total drilling rig purchases(3)	454.4	—	—	—	454.4
Total contractual cash obligations	789.7	1,523.2	1,238.2	231.2	3,782.3

(1)    This has been converted using an exchange rate of USD $1 to NOK7.44 as of December 31, 2014. Please refer to “ITEM 11 Quantitative And Qualitative Disclosures About Market Risk” for details on cross currency swaps.
(2)    Interest payments are based on the assumption that all of our loans are fully drawn over the period. It is further assumed that no refinancing of existing loans takes place and that there is no repayment on revolving credit facilities. Interest has been calculated using the U.S. Dollar Yield Curve published by Bloomberg, plus agreed margins for each loan facility. The effects of interest rate swaps have been included in the calculations. Note this does not include payments relating to the guarantee commission fee payable to Seadrill. Please see "Note 28 - Subsequent Events" to our consolidated financial statements included herein for more information.

(3)    According to the newbuild program, we are responsible for paying the final yard installment only of $454.4 million. This excludes estimated project costs on the construction of West Rigel of which $85.5 million are not contractual. The rig is scheduled to be delivered in the fourth quarter of 2015.

G.     Safe Harbor

See section entitled "Forward Looking Statements" in this Annual Report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.    Directors and Senior management
Set forth below are the names, ages and positions of our current directors and executive officers.

Name	Age	Position
John Fredriksen	70	Chairman of the Board of Directors
Kate Blankenship	50	Director and Audit Committee Member
Paul M. Leand, Jr.	48	Director
Cecilie Fredriksen	31	Director
Harald Thorstein	35	Director
Georgina Sousa	64	Director, Secretary
Alf Ragnar Løvdal	57	Chief Executive Officer of North Atlantic Management
Ragnvald Kavli	36	Chief Financial Officer of North Atlantic Management

Biographical information concerning the directors and executive officers listed above is set forth below.
John Fredriksen has served as our Chairman of the Board since September 2013. Mr. Fredriksen has also served as Chairman of the Board, President and a director of Seadrill since 2005. Mr. Fredriksen has also served since 1997 as Chairman, President, Chief Executive Officer and a director of Frontline Ltd. (NYSE:FRO), or Frontline, a Bermuda company listed on the NYSE, the OSE and the London Stock Exchange; and since 2004 as Chairman of the Board, President, Chief Executive Officer of Golden Ocean Group, a Bermuda company publicly listed on the OSE and on the Singapore Exchange. Mr. Fredriksen is the father of Ms. Cecilie Fredriksen, a member of our Board of Directors.
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
Paul Leand has served as a director since February 2012. Mr. Leand has been the Chief Executive Officer and director of AMA Capital Partners LLC, or AMA, an investment bank specializing in the maritime industry since 2004. From 1989 until joining AMA in 1998 Mr. Leand served at the First National Bank of Maryland where he managed the Bank’s Railroad Division and its International

Maritime Division. He has worked extensively in the U.S. capital markets in connection with AMA’s restructuring and mergers and acquisitions practices. Mr. Leand serves as a member of the Investment Committee of AMA Shipping funds, a series of private equity funds formed and managed by AMA. Mr. Leand has also served as a director of Ship Finance since 2003, Golar LNG Partners LP since 2011, Seadrill since April 2013 and Eagle Bulk Shipping Inc. since 2014.
Cecilie Fredriksen has served as a director since our inception in February 2011. Ms. Fredriksen has been employed by Frontline Corporate Services Ltd. in London since 2007. Ms. Fredriksen has served as a director of Archer Limited since 2008, Golden Ocean Group Limited since 2008, Ship Finance since 2008, Frontline. since 2010, Marine Harvest ASA since 2008 and Northern Offshore, Ltd since 2010. She received a BA in Business and Spanish from the London Metropolitan University in 2006. Ms. Fredriksen is a Norwegian citizen, resident in the United Kingdom. Ms. Fredriksen is the daughter of Mr. John Fredriksen, our Chairman.
Harald Thorstein has served as a director since September 2013. Mr. Thorstein has been employed by Frontline Corporate Services in London since 2011, prior to which he was employed in the Corporate Finance division of DnB NOR Markets from 2008 to 2011, specializing in the offshore and shipping sectors. Mr. Thorstein has an MSc in Industrial Economics and Technology Management from the Norwegian University of Science and Technology. Mr. Thorstein has served as a director of Seadrill Partners LLC since 2012, Ship Finance International Limited since 2011 and Northern Offshore Limited since 2012, Golden Ocean Group Limited since 2014, Frontline 2012 since 2014 and has served as the Chairman of the Board of Directors Deep Sea Supply plc since May 2013.
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
Alf Ragnar Løvdal has served as Chief Executive Officer of North Atlantic Management since January 2013. Mr. Løvdal served as Senior Vice President for Seadrill in the Asia Pacific region from April 2009 until December 2012. He was previously Chief Executive officer of Seawell Management. Mr. Løvdal has 35 years of experience in the oil and gas industry, 10 years of which he was responsible for the well services business for the drilling contractor Smedvig, which Seadrill acquired in early 2006. Mr. Løvdal has held several senior positions including general manager of operations for the mobile units. Prior to his employment with Smedvig and Seadrill, Mr. Løvdal held various positions in different oil service companies, including five years of offshore field experience with Schlumberger. He has a degree in mechanical engineering from Horten Engineering Academy in Norway.

Ragnvald Kavli has served as Chief Financial Officer of North Atlantic Management since the completion of our initial public offering in January 2014 and is employed through North Atlantic Management. Prior to his current position Mr. Kavli served as our Finance Director since August 2013. Prior to his current position and since January 2009, Mr. Kavli has held a position in Investor Relations and Corporate Finance of Seadrill Limited and served as a director of such group from August 2012 through August 2013. Prior to joining Seadrill Limited in 2009, Mr. Kavli worked for Nordea Bank, within Shipping Offshore and Oilfield Services. Mr. Kavli has a degree in business administration from the University of Bath and a degree in finance from Macquarie University.

B.    Compensation
On September 22, 2014, at our annual general meeting of shareholders, the aggregate remuneration payable to our directors for 2014 was set to a maximum of $400,000. We anticipate that each non-management director will receive compensation for attending meetings of our Board of Directors, as well as committee meetings. In addition, each director will be reimbursed for out-of-pocket expenses in connection with attending meetings of the Board of Directors or committees. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Bermuda law. Further, none of the members of our Board of Directors or officers will receive any benefits upon termination of their directorships or officers positions. For the year ended December 31, 2014, we paid $187,500 in total compensation to directors.
All references in this Annual Report to “our officers” include those officers of North Atlantic Management and Seadrill Management who perform or performed, as the case may be, executive officer services for our benefit. For the year ending December 31, 2014, the Chief Executive Officer of North Atlantic Management AS, our Principal Executive Officer, was paid aggregate compensation of $1.4 million, in relation to his services to us. For the year ending December 31, 2014, the Chief Financial Officer of North Atlantic Management AS, our Principal Financial Officer, was paid aggregate compensation of $0.3 million, in relation to his services to us. We pay Seadrill Management a fee that includes the operating cost attributable to us plus a margin of 8%. In consideration of the services provided to us for the year ending December 31, 2014, and 2013, including services of, our Chief Financial Officer during that time, we paid Seadrill Management remuneration for its services in the amount of $27.6 million and $32.4 million, respectively. See “Item 7 . Related Party Transactions - B. Related Party Transactions.”

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
D.    Employees
As of December 31, 2014, we employed approximately 1,405 people, including contracted labor, in our offices in Stavanger, Oslo, Bergen, Bermuda and Aberdeen, including 206 onshore employees and 1,199 offshore employees. Some of our employees and our contracted labor, who work in Norway and the United Kingdom, are represented by collective bargaining agreements. As part of the legal obligations in some of these agreements, we are required to contribute certain amounts to retirement funds and pension plans and have restricted ability to dismiss employees. In addition, many of these represented individuals are working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel costs, other increased costs or increased operating restrictions that could adversely affect our financial performance. We consider our relationships with the various unions as stable, productive and professional. At present, there are no ongoing negotiations or outstanding issues.
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
In addition, on November 7, 2013, our Board of Directors approved and adopted a restricted stock unit plan, setting forth the rules pursuant to which our Board of Directors may, at its discretion, grant to eligible employees restricted stock units representing the right to receive common shares of us. 233,273 restricted stock units were granted in 2013, which are all scheduled to vest on December 1,

2016. In addition, 57,000 restricted stock units were granted in 2015, which are scheduled in December 1, 2017. All awards granted under the plan may vest early upon a change of control or a voluntary winding up of us.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
A.    Major shareholders
The following table sets forth information regarding beneficial ownership of our common stock for (i) owners of more than five percent of our common stock and (ii) our directors and officers, of which we are aware as of the date of this annual report.

Name	Number of shares	Percentage
Seadrill Limited (1)	169,663,723	70.4%
All directors and executive officers individually	*	*

*	Our officers and directors individually own less than 1% of our outstanding shares of common stock.

(1)
Hemen Holding is Seadrill’s principal shareholder and, together with certain related entities, currently owns 119,097,583 shares representing 24.2% of Seadrill’s outstanding common shares. In addition, Hemen Holding has a total return swap agreement with underlying exposure to 3,900,000 shares of Seadrill. Hemen Holding owns 1,687,340 of our common shares. In addition, Hemen Holding has a total return swap agreement with underlying exposure to 3,530,000 of our common shares.

Our principal shareholder has the same voting rights as other holders of our shares of common stock. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.
B.    Related party transactions
$2,000 Million Senior Secured Credit Facility
On February 23, 2015, Seadrill provided a guarantee over the $2,000 million senior secured credit facility to the lenders for the duration of the facility. Under the terms of the guarantee agreement, commission is payable to Seadrill of 0.30% per annum on the outstanding amount under the facility agreement.

$500 Million 7.75% Unsecured Bond
Seadrill was the holder of all of the bonds in our $500 million 7.75% bond. The bond was entered into in April 2011 with a coupon of 7.75% per annum payable semi-annually in arrears. The bond was repaid on January 31, 2014, including a settlement premium of $22.5 million, which was settled in cash.

$600 Million 6.25% Senior Unsecured Notes due 2019
As of January 28, 2014, Seadrill was the holder of 31.1% of our $600 Million 6.25% Senior Unsecured Notes due 2019, which amounts to $186.6 million. The notes were entered into in January 2014 with a fixed coupon of 6.25% and mature in January 2019. Interest charged for the twelve months ended December 31, 2014 was $8.9 million.

$85 Million Seadrill Revolving Credit Facility

Seadrill provided us with an unsecured revolving credit facility of $200 million in March 2012. The facility was increased from $200 million to $335 million on June 28, 2013, and then decreased to $85 million on November 20, 2013. The terms of the remaining facility of $85 million are the same as stated in the original agreement dated March 30, 2012. Aggregate drawdowns and repayments on this facility during the year ended December 31, 2014 were $12 million and $17 million, respectively. This credit facility matured on January 30, 2015. The interest is Libor plus 3.00% per annum. At December 31, 2014, the Company had drawn $0 million from the facility.
NOK 1,500 Million Senior Unsecured Bond
On October 30, 2013, we issued a NOK 1,500 million senior unsecured bond with maturity date October 2018. The bond bears interest at 3-months NIBOR plus a margin of 4.40%. The net proceeds were used to repay the remaining outstanding amount under our $85 Million Seadrill Revolving Credit Facility. On February 5, 2015, Seadrill provided a guarantee over the bond to the lenders for the duration of the facility. Under the terms of the guarantee agreement, commission is payable to Seadrill of 0.30% per annum on the outstanding amount under the bond agreement.

During fourth quarter, Seadrill purchased in the open market an aggregate of 5.5% ownership in the NOK 1,500 Million Senior Unsecured Bond, equal to $11 million.

Performance guarantees

Seadrill provides performance guarantees in connection with the Company’s drilling contracts, and charges the Company an annual fee of 1% of the guaranteed amount to provide these guarantees. The total amount of such guarantees was $250 million at December 31, 2014. In addition, the Company has agreed to reimburse Seadrill for all claims made against Seadrill under the performance guarantees.
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

Sales of Seadrill Norge AS
We sold the shares in two of its subsidiaries, Seadrill Norge Holding AS and Seadrill Norge AS to Seadrill Limited on June 28, 2013. Total consideration for the shares was $154 million, offset by a tax liability of $288.4 million that we had against our subsidiaries before the sales. In relation to the common control transaction, $2.3 million had been recognized as contributed deficit as of December 31, 2013. The sales had no cash effect in the year ended December 31, 2013 and the net increased liability was treated as a drawdown on the increased revolving credit facility provided by Seadrill. The increased revolving facility was subsequently repaid. Please refer to the information provided above under "$85 Million Seadrill Revolving Credit Facility".

Operation and Management of the West Hercules
The West Hercules, a harsh environment, semi-submersible drilling rig, is owned by a wholly-owned subsidiary of Ship Finance, a related party, and is controlled by Seadrill through a bareboat charter agreement that expires in 2023. Until October 31, 2013, we operated and managed this rig pursuant to an operational bareboat charter agreement that we entered into with Seadrill in July 2012. We subsequently entered into a management agreement with Seadrill which replaced the bareboat charter agreement effective from November 1, 2013, pursuant to which we continue to operate and manage the West Hercules while it is employed under the drilling contract with Statoil. On August 26, 2014, the operation and management of the West Hercules was transferred to Seadrill. Details of the respective agreements are as follows:

Bareboat Agreement (effective July 2012 through October 31, 2013)
In July 2012, the management of West Hercules was transferred from Seadrill to us. The rig was mobilized in 2012 for operations in Norway, where it will be working under a four-year contract with Statoil. West Hercules will be operated by North Atlantic Management through a commercial agreement with Seadrill dated November 2012. The key terms of the agreement are:

•	Share of mobilization costs and revenue are 90% to Seadrill and 10% to North Atlantic Management.

•	North Atlantic Management is to pay Seadrill monthly operating lease payments for the use of the rig.

•	Operational risk rests with North Atlantic Management.

•	Capital expenditures and long term maintenance associated with the rig are obligations of Seadrill.

Seadrill charged us a charter hire fee of $58.5 million under the Bareboat Charter Agreement for the period from commencement date at January 31, 2013 until October 31, 2013. North Atlantic Management has charged Seadrill $63.8 million for its share of mobilization costs and $47.3 million for its share of mobilization revenue in the year ended December 31, 2013. In 2012 the Company charged Seadrill $140.5 million for its share of mobilization costs. There were no other related party transactions in connection with this agreement for the year ended December 31, 2013 as the rig had not yet commenced operations.

Termination Agreement (effective November 1, 2013)
We have agreed to assign the West Hercules drilling contract with Statoil to Seadrill and terminate the existing bareboat charter agreement between us and Seadrill effective from November 1, 2013. No compensation was payable by Seadrill in exchange for the assignment, nor was any compensation payable by us to Seadrill for the cancellation of the existing bareboat charter agreement.
Management Agreement (effective November 1, 2013 to August 26, 2014)
We entered into a management agreement with Seadrill effective from November 1, 2013 which replaced the existing bareboat charter agreement, pursuant to which we will continue to operate and manage the West Hercules while it is employed under the drilling contract with Statoil. The key terms of the agreement are:
•    Seadrill is obligated to pay us a daily management fee.
•    We are entitled to a potential bonus based on economical utilization of the operations.
•    All crew services shall be provided by us and charged to Seadrill at cost plus a margin of 7%.
•    All direct costs related to the operations shall be charged to Seadrill at cost.
•    Operational risks are obligations of Seadrill.
•    Capital expendituresand long term maintenance associated with the rig are obligations of Seadrill.
•    We are entitled to receive and keep all agreed mark-up fee for provision of additional services under the Drilling Contract which are payable by the client.

We charged Seadrill a management fee of $7.1 million and crew costs of $37.8 million under the Management Agreement for the period from January 1, 2014 until August 26, 2014.

In 2013, North Atlantic charged Seadrill a management fee of $1.5 million and crew costs of $10.5 million under the Management Agreement for the period from November 1, 2013 until December 31, 2013.

Management Services
North Atlantic Management provides all day-to-day management functions to the Company and its subsidiaries in accordance with the terms of the General Management Agreement.
North Atlantic Management has contracted in senior management services from Seadrill Management in accordance with the terms of the Services Agreement. The agreement can be terminated by either party at one month notice. In consideration of the services provided, the Company pays Seadrill a fee that includes the operating costs attributable to it plus a margin of 5% and, effective as of January 2013, the Company pays Seadrill a fee that includes the operating costs attributable to us plus a margin of 8%. Seadrill Management had charged North Atlantic Management a fee of $27.6 million, $32.4 million and $18.9 million for providing the services under the Services Agreement for the years ended December 31, 2014, 2013 and 2012, respectively.
The Company and its subsidiaries incorporated in Bermuda receive corporate secretarial and certain other administrative services applicable to the jurisdiction of Bermuda from Frontline Management (Bermuda) Ltd. The fee was $1.3 million for the year ended December 31, 2014, and less than $0.1 million for the years ended December 31, 2013 and 2012. Frontline Management (Bermuda) Ltd. is a wholly owned subsidiary of Frontline Ltd., a company in which Hemen Holding Limited is a large shareholder.

Ship Finance Transactions
Sale and Leaseback Agreement with Ship Finance

The Company entered into sale and leaseback transaction with Ship Finance for the newbuild jack-up rig, West Linus, in June 2013 for total consideration of $600 million. Upon the closing of the agreement, $195 million was paid to us and the remaining balance of the purchase price was paid to us upon the delivery of the rig. The West Linus is chartered back to us on a bareboat charter for a period of 15 years, pursuant to which we have been granted four purchase options.
Ship Finance has an option to sell the rig back to us at the end of the charter period. The West Linus was delivered from the yard in February 2014.

As of , December 31, 2014, the West Linus is reported under Drilling Units in the Company’s balance sheet. Additional disclosure about the VIE has been provided in Note 26 to our consolidated financial statements.

Seadrill provided a guarantee in the principal amount of up to $525 million issued in favor of Ship Finance, which was payable in the event that the West Linus was not unconditionally accepted by the charterer by June 30, 2014. The guarantee provided by Seadrill commenced on February 13, 2014 and expired in May 2014. On February 20, 2015, Seadrill provided a guarantee over the facility to the lenders for the duration of the facility. Under the terms of the guarantee agreement, commission is payable to Seadrill of 0.30% per annum on the outstanding amount under the facility agreement.

$195 Million Related Party Loan

Ship Finance granted the VIE company, SFL Linus Ltd., an unsecured loan of $195 million on June 28, 2013 to be repaid at the earlier of June 30, 2029 or date of sale of the West Linus rig. While the loan did not initially bear interest, Ship Finance reserved the right to charge interest after the rig is delivered from the shipyard. SFL Linus repaid $70 million during the first quarter in 2014 and the outstanding balance at December 31, 2014 is $125 million. Commencing in February 2014, the loan bore interest of 4.5% per annum. The proceeds of this loan were used to finance the acquisition of the West Linus. The loan was presented as debt to related parties on our balance sheet on December 31, 2014. As of December 31, 2014, the Company had paid $4.9 million in interest, in 2013 the company paid $1.5 million in loan fees.

$475 Million Credit Facility
On October 17, 2013, SFL Linus Ltd entered into a $475 million secured term loan and revolving credit facility with a syndicate of banks to fund the acquisition of West Linus, which was pledged as security. SFL Linus Ltd drew down on the loan at the delivery date of the rig in February 2014. Subsequently $40 million was repaid on the facility by Ship Finance on behalf of SF Linus Ltd through a short-term parent loan. As of June 30, 2014 the amount of $40 million was redrawn on the credit facility and the short-term parent loan settled with the drawn funds. As of December 31, 2014 SFL Linus Ltd have repaid $23.7 million in monthly installments and the outstanding balance at December 31, 2014 was $451.3 million. The facility bears interest at LIBOR plus a margin. In 2013 the Company paid $2.2 million in commitment fees.

Archer Limited-Engineering Services
We receive engineering services from subsidiaries of Archer Ltd. The charged amount was less than $1.0 million, $4.0 million and $3.0 million for the years ended December 31, 2014, 2013 and 2012, respectively. Archer Ltd. is a company in which Seadrill is a large shareholder.
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

Related Party Balances
The following are the related party balances as of December 31, 2014 and 2013:

(In millions of U.S. dollars)	December 31, 2014	December 31, 2013
Receivables:
Seadrill	—	0.1
Ship Finance International	14.3	—
Seadrill Offshore AS	32.3	4.5
Seadrill Management	2.3	1.2
Seadrill Insurance Ltd.	0.2	—
Amount due from related parties	49.1	5.8
Payables:
Seadrill	9.0	—
Seadrill Insurance Ltd.	—	3.8
Seadrill Management UK Ltd	2.6	2.9
Sevan Drilling ASA	1.6	—
Seadrill Management	—	—
Seadrill Deepwater Crewing Ltd.	—	—
Seadrill Deepwater Units Pte Ltd.	3.8	6.1
Seadrill Eminence Ltd	—	—
Other Seadrill subsidiaries	—	0.2
Amount due to related parties	17.0	13.0
$210 Million shareholder loan from Seadrill Ltd	—	—
$200 Million revolving credit facility from Seadrill Ltd.	—	5.0
$600 Bond, Seadrill share 23.3%	186.7	—
NOK1,500 Million Senior Unsecured Bond, Seadrill share 5.5%	11.0	—
Bond loan, fully subscribed by Seadrill	—	500.0
Non-current related party loan from Ship Finance	125.0	195.0

Receivables and payables with related parties arise when the Company pays an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled monthly in arrears.

Amounts due to and from Seadrill and its subsidiaries under business operations are unsecured, interest-free and intended to be settled in the ordinary course of business.

Interest charged relating to the bond loan and shareholder loan to Seadrill for the year ended December 31, 2014, 2013 and 2012 amounted to $9.9 million, $44.7 million and $43.5 million, respectively. Interest charged relating to the loan facility from Seadrill Eminence for the year ended December 31, 2014 amounted to $0 million (2013: 0.5 million) .

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
Dividend Policy
Under our Bye-laws, our Board of Directors may declare cash dividends or distributions out of retained earnings and contributed surplus and may also pay a fixed cash dividend biannually or on other dates. Our Board of Directors’ objective is to generate competitive returns for our shareholders. In the third quarter of 2014, our Board suspended the payment of dividends. We cannot assure you when we will resume paying dividends, if at all. Any dividends declared will be in the sole discretion of the Board of Directors and will depend upon earnings, restrictions in our debt agreements, market prospects, current capital expenditure programs and investment opportunities, the provisions of Bermuda law affecting the payment of distributions to shareholders and other factors. Under Bermuda law, the Board of Directors has no discretion to declare or pay a dividend if there are reasonable grounds for believing that (a) the Company is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of the Company’s assets would thereby be less than its liabilities.
In addition, since we are a holding company with no material assets other than the shares of our subsidiaries through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries’ distributing to us their earnings and cash flows.
We have paid the following dividends per share since our inception in the first quarter of 2011 in respect of the periods set forth below:

Fourth quarter 2014	$—
Third quarter 2014	$—
Second quarter 2014	$0.240
First quarter 2014	$0.240
Fourth quarter 2013	$0.230
Third quarter 2013	$0.225
Second quarter 2013	$0.225
First quarter 2013	$0.225
Fourth quarter 2012	$0.225
Third quarter 2012	$0.225
Second quarter 2012	$0.225
First quarter 2012	$0.225

____________________
Our ability to pay dividends is also subject to our ability to satisfy financial covenants contained in our financing arrangements. See “Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources-Credit Facilities.”
B.    Significant Changes.
There have been no significant changes to our Consolidated Financial Statements included in this Annual Report, other than as described in “Note 28 - Subsequent Events to our Consolidated Financial Statements.”

ITEM 9.	OFFER AND THE LISTING
A.    Offer and Listing Details.
Our common shares have traded on the Norwegian OTC List since February 24, 2011 and on the NYSE, since January 29, 2014, under the symbol “NADL.”
The following tables set forth the high and low prices for our common shares as reported on the Norwegian OTC List for the periods listed below. Share prices are presented in U.S. dollars per common share based on the Bloomberg Composite Rate on each day of measurement. On April 21, 2015, the exchange rate between the Norwegian Kroner and the US. dollar was NOK7.88 to one US. Dollar based on the Bloomberg Composite Rate in effect on that date.
The following table sets forth the fiscal years high and low closing prices of our common shares since they began trading on the Norwegian OTC list in February 2011 and on the NYSE in January 2014:

	NYSE		Norwegian OTC List
	High (US$)	Low (US$)	High (US$)	Low (US$)
For the Fiscal Year Ended
December 31, 2011*	—	—	9.65	6.85
December 31, 2012	—	—	10.75	7.40
December 31, 2013	—	—	10.72	8.24
December 31, 2014**	11.39	1.36	10.70	1.36

*	The high and low prices presented for the fiscal year ended December 31, 2011 for OTC listings are during the period from February 24, 2011 through and including December 31, 2011.

**	The high and low prices presented for the fiscal year ended December 31, 2014 for NYSE listings are during the period from January 28, 2014 though and including December 31, 2014.
The following table sets forth, for each full financial quarter for the two most fiscal years, the high and low closing prices of our common shares trading on the Norwegian OTC list and NYSE:

	NYSE		Norwegian OTC List
	High (US$)	Low (US$)	High (US$)	Low (US$)
For the Quarter ended
March 31, 2013	—	—	10.72	9.04
June 30, 2013	—	—	9.25	8.29
September 30, 2013	—	—	10.03	8.24
December 31, 2013	—	—	9.84	9.180
March 31, 2014***	9.20	8.20	9.39	8.08
June 30, 2014	11.39	8.18	10.67	8.22
September 30, 2014	10.99	6.39	10.70	6.30
December 31, 2014	6.39	1.36	6.50	1.36
March 31, 2015	2.27	1.12	2.20	1.00

***	The high and low prices of our common shares on the NYSE are during the period from January 29, 2014 through and including March 31, 2014.
The following table sets forth, for the six most recent months, the high and low closing prices of our common shares trading on the Norwegian OTC list and NYSE:

	NYSE		Norwegian OTC List
	High (US$)	Low (US$)	High (US$)	Low (US$)
For the Month
October 2014	6.39	5.50	6.50	5.50
November 2014	5.90	2.43	5.82	2.50
December 2014	2.17	1.36	2.15	1.36
January 2015	1.68	1.16	1.75	1.09
February 2015	2.27	1.56	2.20	1.51
March 2015	1.56	1.12	1.56	1.00
April 2015****	1.66	1.20	1.70	1.00
****     The high and low prices of our common shares on the NYSE are during the period from April 1, 2015 through and including April 21, 2015.

B.    Plan of Distribution
Not applicable
C.    Markets.
Our common shares have traded on the Norwegian OTC List since February 24, 2011 and on the NYSE since January 29, 2014, under the symbol “NADL.”
D.    Selling Shareholders
Not applicable.
E.    Dilution
Not applicable.
F.    Expenses of the Issue
Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
A.    Share capital.
Not applicable.
B.    Memorandum and Articles of Association.
Our Memorandum of Association and Amended and Restated Bye-Laws have been filed as exhibits 3.1 and 3.3, respectively, to the Registration Statement on Form F-1 (Registration No. 333-185394), declared effective by the SEC on January 28, 2014, and is hereby incorporated by reference into this annual report. Information regarding the rights, preferences and restrictions attaching to our common shares is described in the section entitled “Description of Capital Stock” in our Registration Statement on Form F-1 (Registration No. 333-185394), declared effective by the SEC on January 28, 2014, and is incorporated by reference herein, provided that since the date of such Registration Statement, our total issued and outstanding common shares has increased to 243,516,514 as of March 20, 2015.

C.    Material contracts.
Attached as exihibits to this annual report are the contracts we consider to be both material and outside the ordinary course of business for the two-year period immediately preceding the date of this annual report. We refer you to “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Credit Facilities” and “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions” for a discussion of these agreements.
Other than as set forth above, there were no material contracts, other than contracts entered into in the ordinary course of business to which we were a party during the two-year period immediately preceding the date of this Annual Report.

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
E.    Taxation
The following is a discussion of the material Bermuda and U.S. federal income tax consequences to our Company and to a “U.S. Holder” and a “Non-U.S. Holder,” as each term is defined below. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the U.S. dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with shareholders who own the common stock as a capital asset. Moreover, this discussion is based upon laws, regulations and other authorities in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local and foreign law of the ownership of shares of our common stock.
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
3.8% Tax on Net Investment Income
Certain U.S Holders, including individuals, estates and trusts, will be subject to an additional 3.8% tax on the lesser of (1) the U.S. Holder’s net investment income for the taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000). A U.S. Holder that is an estate or a trust will generally be subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s undistributed net investment income for the taxable year and (2) the excess of the U.S. Holder’s adjusted gross income for the taxable year over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins for the taxable year. A U.S. Holder’s net investment income will generally include distributions made by us which constitute a dividend for U.S. federal income tax purposes and gain realized from the sale, exchange or other disposition of our shares. This tax is in addition to any income taxes due on such investment income.
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
Shareholders may also request a copy of our filings at no cost, by writing or telephoning us at the following address:

North Atlantic Drilling Ltd.
C/O North Atlantic Management AS
P.O. Box 224, 1326 Lysaker
Norway
Tel.: +47 51 30 90 00
Fax: +47 51 30 96 99
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

Foreign currency risk management
We have U.S. dollars as our functional currency because the majority of our revenues and cash inflows are denominated in dollars. Accordingly, our reporting currency is also U.S. dollars. We do, however, earn some of our revenue and incur some of our expenses in other currencies (primarily Norwegian Kroner) and there is therefore a risk that currency fluctuations could have an adverse effect on our cash flows.
Our foreign currency risk arises from the measurement of debt and other monetary assets and liabilities denominated in foreign currencies converted to U.S. dollars, with the resulting gain or loss recorded as “Other financial items” and the impact of fluctuations in exchange rates on the reported amounts of our revenues and expenses which are contracted in foreign currencies.
As of December 31, 2014, we have entered into the following derivative contracts to manage our foreign currency risks (December 31, 2013: $0.2 million):

(In millions of U.S. dollars)	Notional amount	Fair value
Currency forward contracts	$60.0	$8.4
A 1% change in the exchange rate between the U.S. dollar and the bought forward currencies would result in a fair value gain or loss of $0.5 million that would be reflected in our consolidated statements of operations, based on our currency forward contracts as of December 31, 2014.
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
Interest rate swaps are used to manage our exposure to interest rate risks by converting floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. At December 31, 2014, we had interest rate swap agreements with an outstanding principal amount of $1,300 million (December 31, 2013: $1,100 million). Contract lengths range from 4.7 to 7 years with start dates between May 2011 and March 2016 and termination dates between January 2016 and March 2021.
We did not enter into any other new swap agreements, nor change any existing swap agreements, in the twelve months period ended December 31, 2014.

Financial instruments
The following table summarizes the notional amounts and estimated fair values of our financial instruments as of December 31, 2014 (December 31, 2013: $39.9 million):

(In millions of U.S. dollars)	Notional amount	Fair value
Interest rate swap	$1,300.0	$33.9

The fair value of interest rate swaps is the estimated amount that our counterparties would receive or pay to terminate the swap agreements at the reporting date. The valuation technique used to determine the fair value of interest rate swaps approximates the net present value of the swap contracts’ future cash flows.
In addition to the above interest rate swaps, SFL Linus Ltd., our fully-consolidated VIE has executed interest rate cash flow hedges in the form of interest rate swaps. Movements in their fair value are reflected in "Accumulated other comprehensive income (loss)", with their fair value recorded as "Other current assets" or "Other current liabilities". As of December 31, 2014, the fully-consol idated VIE had entered into interest rate swap agreements with a combined outstanding principal amount of $224.0 million, as compared to $246.0 million in 2013, at a rate of 1.77% to 2.01% per annum. This swap agreements mature between October and December 2018, and the fair value as of December 31, 2014 (December 31, 2013: $2.3 million) was as follows:

(In millions of U.S. dollars)	Notional amount	Fair value
Interest rate swap	$224.0	$2.5

As of December 31, 2014 we also had outstanding cross currency interest rate swaps with principal amount of $253.5 million (December 31, 2013: $253.5 million) with maturity date October 2018 at a rate of 6.18% per annum. The fair value of our cross currency interest rate swap contracts as of December 31, 2014 (December 31, 2013: $13.1 million), was as follows:

(In millions of U.S. dollars)	Notional amount	Fair value
Cross currency swap	$253.5	$64.4
As of December 31, 2014, our net effective exposure to floating interest rate fluctuations on our outstanding debt was $248.4 million, based on our total net interest bearing debt of $2,447.9 million less the $1,777.5 million principal of our floating to fixed interest rate swaps, less the $600 million in fixed interest loans. An increase or decrease in short-term interest rates of one percentage point would thus increase or decrease our effective interest expense by approximately $2.5 million on an annual basis as of December 31, 2014.
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
The following table shows the distribution of contract revenue by customer:

	2014	2013
Customer
Statoil	38%	57%
ExxonMobil	13%	12%
Shell	12%	14%
Total	12%	13%
KMNG	11%	—%
Conoco Phillips	8%	—%
Centrica	4%	—%
Others	2%	4%
Total	100%	100%
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

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.

ITEM 15.	CONTROLS AND PROCEDURES
(a)    Disclosure of controls and procedures.
Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15 (e) of the Exchange Act as of December 31, 2014. Based upon that evaluation the Principal Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.
(b)    Management's report on internal control over financial reporting.
The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15 (f) promulgated under the Exchange Act. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with authorizations of Company's management and directors; and

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.
Management conducted the evaluation of the effectiveness of the internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, published in its report entitled Internal Control- Integrated Framework (2013).
The Company's management with the participation of the Company's Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act as of December 31, 2014. Based upon that evaluation, management, including the Principal Executive Officer and Principal Financial Officer, concluded that the Company's internal controls over financial reporting are effective as of December 31, 2014.
The effectiveness of the Company's internal control over financial reporting as of December 31, 2014 has been audited by PricewaterhouseCoopers AS, an independent registered public accounting firm, as stated in their report which appears herein.

(c)    Attestation report of the registered public accounting firm.
The independent registered public accounting firm that audited the Consolidated Financial Statements, PricewaterhouseCoopers AS, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2014, appearing under Item 18, and such report is incorporated herein by reference.
(d)    Changes in internal control over financial reporting.
There were no changes in the Company's internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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

Shareholders may also request a copy of our code of conduct at no cost, by writing or telephoning us at the following address:
North Atlantic Drilling Ltd.
C/O North Atlantic Management AS
P.O. Box 224, 1326 Lysaker
Norway
Tel.: +47 51 30 90 00
Fax: +47 51 30 96 99

ITEM 16C.	PRINCIPAL ACCOUNTING FEES AND SERVICES
Our principal accountants for the fiscal years ended December 31, 2014 and 2013 was PricewaterhouseCoopers AS. The following table sets forth the fees related to audit and other services provided by PricewaterhouseCoopers AS.

(in U.S. dollars)	2014	2013
Audit fees (a)	1,457,990	1,462,349
Audit-related fees (b)	—	—
Taxation fees (c)	—	—
All other fees (d)	—	—
Total	1,457,990	1,462,349
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

e)    Audit Committee’s Pre-Approval Policies and Procedures
Our Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that requires the Board to approve the appointment of our independent auditor before such auditor is engaged, and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2014 and 2013 were approved by the Board pursuant to the pre-approval policy.

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
Independence of Directors. The NYSE requires that a U.S. listed company maintain a majority of independent directors. As permitted under Bermuda law and our Bye-laws, one of six members of our Board of Directors are independent according to the NYSE’s standards for independence.
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

ITEM 19.	EXHIBITS

Exhibit Number	Description
1.1	Memorandum of Association of North Atlantic Drilling Ltd. (1)
1.2	Amended and Restated Bye-laws of North Atlantic Drilling Ltd. (1)
2.1	Form of Common Stock Certificate (2)
4.1	Equity Compensation Plan (1)
4.2	Restricted Stock Unit Plan (1)
4.3	General Management Agreement between North Atlantic Drilling Ltd. and North Atlantic Management AS (1)
4.4	Services Agreement between North Atlantic Management AS and Seadrill Management AS (1)

4.5	Management and Administrative Services Agreement between Seadrill Management Ltd. and North Atlantic Management Ltd. relating to the West Hercules (1)
4.6	Cooperation Agreement (2)
4.7	$2,000 Million Senior Secured Credit Facility between North Atlantic Drilling Ltd. and a Syndicate of Banks, dated April 15, 2011 (1)
4.8	$500 Million 7.75% Unsecured Bond(1)
4.9	Seadrill Revolving Credit Facility between North Atlantic Drilling Ltd. and Seadrill Limited, dated March 30, 2012 (1)
4.10	Amendment No. 1 to the Seadrill Revolving Credit Facility between North Atlantic Drilling Ltd. and Seadrill Limited, dated June 28, 2013 (1)
4.11	$195 Million Related Party Loan (1)
4.12	NOK 1,500 Million Senior Unsecured Bond(1)
4.13	Indenture relating to $600 Million 6.25% Senior Unsecured Notes due 2019 (2)
4.14
Framework agreement by and among Rosneft Oil Company, Seadrill Limited and North Atlantic Drilling Limited, dated August 20, 2014, as amended by the first letter amendment dated November 7, 2014, and the second letter amendment dated April 15, 2015. †

8.1	List of Subsidiaries of North Atlantic Drilling Ltd.
11.1	Code of Conduct (1)
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
_____________

(1)	Incorporated by reference to the Company’s Registration Statement on Form F-1 (File No. 333-185394), which was declared effective by the Commission on January 28, 2014.

(2)	Incorporated by reference to the Company`s Annual report on Form 20-F, filed with the Commission on April 22, 2014.

†	Certain portions have been omitted pursuant to a confidential treatment request. Omitted information has been filed separately with the Commission.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NORTH ATLANTIC DRILLING LTD.

	By:	/s/ Alf Ragnar Løvdal
Name: Alf Ragnar Løvdal Title: Chief Executive Officer of North Atlantic Management AS (Principal Executive Officer of North Atlantic Drilling Ltd.)
Date: April 22, 2015

INDEX TO FINANCIAL STATEMENTS OF NORTH ATLANTIC DRILLING LTD.
Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of North Atlantic Drilling Ltd.
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of comprehensive (loss) income, of cash flows and of changes in equity present fairly, in all material respects, the financial position of North Atlantic Drilling Ltd. and its subsidiaries at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's annual report on internal control over financial reporting appearing under item 15(b). Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which was an integrated audit in 2014). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/PricewaterhouseCoopers AS

PricewaterhouseCoopers AS
Oslo, Norway
April 21, 2015

NORTH ATLANTIC DRILLING LTD.

Consolidated Statement of Operations for the years ended December 31, 2014, 2013 and 2012
(In millions of U.S. dollars, except per share data)

	Years Ended December 31,
	2014	2013	2012
Operating revenues
Contract revenues	1,058.8	1,116.7	955.4
Reimbursables	160.0	195.3	89.2
Related party revenues	44.9	12.1	—
Other revenues	—	0.2	0.1
Total operating revenues	1,263.7	1,324.3	1,044.7

Operating expenses
Vessel and rig operating expenses	458.4	527.1	345.6
Reimbursable expenses	150.0	183.7	82.2
Depreciation and amortization	212.2	188.0	162.8
Loss on impairment	480.6	—	—
General and administrative expenses	78.9	64.9	50.0
Total operating expenses	1,380.1	963.7	640.6

Net operating (loss)/income	(116.4)	360.6	404.1

Financial items
Interest income	0.5	0.5	0.6
Interest expense	(103.8)	(84.9)	(83.9)
Foreign exchange gain/(loss)	41.0	10.9	(12.0)
(Loss)/Gain on derivative financial instruments	(86.2)	(16.1)	(17.5)
Other financial items	(26.0)	(6.5)	—
Total financial items	(174.5)	(96.1)	(112.8)

(Loss)/Income before income taxes	(290.9)	264.5	291.3

Income taxes	(29.6)	(28.9)	(109.6)

Net (loss)/income	(320.5)	235.6	181.7

Net (loss)/income attributable to the shareholders of the Company	(332.9)	235.6	181.7

Net income to non-controlling interests	12.4	—	—

Basic earnings per share	(1.39)	1.04	0.82
Diluted earnings per share	(1.39)	1.04	0.82

Declared dividend per share	0.480	0.905	0.900

See accompanying notes that are an integral part of these Consolidated Financial Statements.

NORTH ATLANTIC DRILLING LTD.

Consolidated Statement of Comprehensive Income for the years ended December 31, 2014, 2013 and 2012
(In millions of U.S. dollars)

	Years Ended December 31,
	2014	2013	2012
Net (loss)/income	(320.5)	235.6	181.7

Other comprehensive gain / (loss), net of tax:
Change in actuarial loss relating to pension	(19.2)	(6.6)	(21.2)
Change in unrealized loss on interest rate swaps in VIE	—	(2.3)	—

Other comprehensive loss, net of tax	(19.2)	(8.9)	(21.2)

Total comprehensive (loss)/income for the year ended	(339.7)	226.7	160.5

Total comprehensive income/(loss) attributable to non-controlling interests	12.4	(2.3)	—

Total comprehensive (loss)/income attributable to the shareholders	(352.1)	229.0	160.5

Note: All items of other comprehensive (loss)/income are stated net of tax

See accompanying notes that are an integral part of these Consolidated Financial Statements.

NORTH ATLANTIC DRILLING LTD.

Consolidated Balance Sheet as of December 31, 2014 and 2013
(In millions of U.S. dollars)

	December 31, 2014	December 31, 2013
ASSETS
Current assets
Cash and cash equivalents	116.2	84.1
Restricted cash	11.0	25.3
Accounts receivables, net	235.1	221.7
Amount due from related party	49.1	5.8
Deferred tax assets	6.5	2.9
Other current assets	29.9	43.6
Total current assets	447.8	383.4

Non-current assets
Goodwill	—	480.6
Deferred tax assets	25.3	16.4
Newbuildings	172.6	312.9
Drilling units	2,923.5	2,377.8
Other non-current assets	119.4	128.2
Total non-current assets	3,240.8	3,315.9
Total assets	3,688.6	3,699.3

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt	218.1	166.7
Amount due to related party	17.0	13.0
Trade accounts payable	6.5	10.4
Tax payable	11.8	17.9
Deferred taxes	—	—
Other current liabilities	267.8	223.4
Total current liabilities	521.2	431.4

Non-current liabilities
Long-term interest bearing debt	2,203.6	1,581.2
Long term debt to related party	322.7	700.0
Deferred taxes	54.2	35.7
Pension liabilities	82.9	57.6
Other non-current liabilities	42.4	35.9
Total non-current liabilities	2,705.8	2,410.4

Shareholders’ equity
Common shares of par value $5.00 per share: 241,142,651 shares outstanding at December 31, 2014 (December 31, 2013: 227,629,137)	1,205.7	1,138.1
Additional paid in capital	48.6	1.3
Contributed surplus	834.3	834.3
Contributed deficit	(1,188.4)	(1,188.4)
Accumulated other comprehensive loss	(58.6)	(39.4)
Non controlling interest	10.1	(2.3)
Accumulated (deficit)/earnings	(390.1)	113.9

Total shareholders’ equity	461.6	857.5

Total liabilities and shareholders’ equity	3,688.6	3,699.3
See accompanying notes that are an integral part of these Consolidated Financial Statements.

NORTH ATLANTIC DRILLING LTD.

Consolidated Statement of Cash Flows for the years ended December 31, 2014, 2013 and 2012
(In millions of U.S. dollars)

	Years Ended December 31,
	2014	2013	2012
Cash Flows from Operating Activities
Net (loss)/income	(320.5)	235.6	181.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	212.2	188.0	162.8
Amortization of deferred loan charges	8.4	6.2	5.2
Loss on impairment	480.6	—	—
Amortization of mobilization revenue	(14.3)	(16.8)	(10.7)
Amortization of mobilization cost	—	7.1	—
Amortization of deferred revenue	(9.5)	(11.9)	(1.6)
Amortization of tax assets	9.1	9.1	9.1
Proceeds from mobilization fees	24.0	52.5	24.0
Payments for long-term maintenance	(155.4)	(96.4)	(49.6)
Unrealized loss/(gain) related to derivative financial instruments	53.7	(13.0)	12.2
Unrealized foreign exchange gain on long-term interest bearing debt	(43.0)	(9.7)	—
Share based payments expense	0.8	0.5	0.8
Deferred income tax expense	12.0	20.0	8.4
Gain on disposal of fixed assets	—	(0.2)	(0.1)
Changes in operating assets and liabilities
Trade accounts receivable	(13.4)	(9.8)	(58.0)
Trade accounts payable	(3.9)	4.8	(17.3)
Change in short-term related party receivables and liabilities	(39.1)	89.4	(133.4)
Other receivables and other assets	12.2	(13.0)	(5.0)
Tax payable	(6.1)	(10.4)	(40.3)
Other liabilities	(8.7)	(6.8)	166.0

Net cash provided by operating activities	199.1	425.2	254.2

See accompanying notes that are an integral part of these Consolidated Financial Statements.

NORTH ATLANTIC DRILLING LTD.

Consolidated Statement of Cash Flows for the years ended December 31, 2014, 2013 and 2012
(In millions of U.S. dollars)

	Years Ended December 31,
	2014	2013	2012
Cash Flows from Investing Activities
Additions to newbuilding	(448.9)	(64.2)	(195.1)
Additions to rigs and equipment	(12.9)	(36.9)	(31.5)
Additions to other fixed assets	—	(1.4)	(0.9)
Proceeds from sale of other fixed assets	—	0.2	0.1
Loan to related party	—	—	(180.0)
Proceeds from settlement of related party loan	—	—	180.0
Change in restricted cash	14.3	(1.6)	(11.4)

Net cash used in investing activities	(447.5)	(103.9)	(238.8)

Cash Flows from Financing Activities
Repayments of debt	(430.5)	(246.7)	(166.7)
Proceeds from debt	1,215.0	250.6	—
Repayments of shareholder loan	(517.0)	(659.4)	(530.0)
Proceeds from new shareholder loan	142.0	355.0	682.5
Proceeds from related party loan	40.0	193.5	—
Repayment of related party loan	(110.0)	(21.6)	—
Proceeds from issuance of equity, net of issuance cost	114.1	—	147.3
Debt fees paid	(11.3)	—	—
Dividends paid	(171.1)	(205.4)	(197.7)
Net cash provided by/(used in) financing activities from continuing operations	271.2	(334.0)	(64.6)
Net cash provided/(used in) financing activities by discontinued operations	—	—	—
Net cash provided by/(used in) financing activities	271.2	(334.0)	(64.6)

Effect of exchange rate changes on cash and cash equivalents	9.3	(1.6)	0.2

Net (decrease)/increase in cash and cash equivalents	32.1	(14.3)	(49.0)
Cash and cash equivalents at beginning of the period	84.1	98.4	147.4
Cash and cash equivalents at the end of period	116.2	84.1	98.4
Supplementary disclosure of cash flow information
Interest paid, net of capitalized interest	(96.8)	82.9	97.6
Taxes paid	(11.9)	9.0	66.0

See accompanying notes that are an integral part of these Consolidated Financial Statements.

NORTH ATLANTIC DRILLING LTD.
Consolidated Statement of Changes in Equity for the years ended December 31, 2014, 2013, 2012 (In millions of U.S. dollars)

	Share Capital	Additional paid-in capital	Contributed surplus	Retained earnings	Other comprehensive loss	NCI	Contributed deficit	Total equity
Balance at December 31, 2011	988.1	687.0	—	99.8	(11.6)	—	(1,237.6)	525.7
Issuance of common shares in private placement	150.0	150.0	—	—	—	—	—	300.0
Cost related to capital increase	—	(2.7)	—	—	—	—	—	(2.7)
Stock options	—	0.8	—	—	—	—	—	0.8
Distribution of West Phoenix settlement payment	—	—	—	—	—	—	(27.5)	(27.5)
Reduction of share premium	—	(834.3)	834.3	—	—	—	—	—
Other comprehensive income	—	—	—	—	(21.2)	—	—	(21.2)
Dividend paid	—	—	—	(197.7)	—	—	—	(197.7)
Effect of tax indemnification	—	—	—	—	—	—	79.0	79.0
Net income	—	—	—	181.7	—	—	—	181.7
Balance at December 31, 2012	1,138.1	0.8	834.3	83.8	(32.8)	—	(1,186.1)	838.1
Other comprehensive income	—	—	—	—	(6.6)	(2.3)	—	(8.9)
Stock options	—	0.5	—	—	—	—	—	0.5
Common control transaction	—	—	—	—	—	—	(2.3)	(2.3)
Dividend paid	—	—	—	(205.5)	—	—	—	(205.5)
Net income	—	—	—	235.6	—	—	—	235.6
Balance at December 31, 2013	1,138.1	1.3	834.3	113.9	(39.4)	(2.3)	(1,188.4)	857.5
Issuance of common shares	67.6	46.5	—	—	—	—	—	114.1
Stock options	—	0.8	—	—	—	—	—	0.8
Other comprehensive income	—	—	—	—	(19.2)	—	—	(19.2)
Dividend paid	—	—	—	(171.1)	—	—	—	(171.1)
Net (loss)/income	—	—	—	(332.9)	—	12.4	—	(320.5)
Balance at December 31, 2014	1,205.7	48.6	834.3	(390.1)	(58.6)	10.1	(1,188.4)	461.6
See accompanying notes that are an integral part of these Consolidated Financial Statements.

Note 1- General information

As used herein, and unless otherwise required by the context, the terms “North Atlantic” and “North Atlantic Drilling” refer to North Atlantic Drilling Limited and the terms “Company”, “we”, “Group”, “us” and words of similar import refer to North Atlantic and its consolidated companies for the periods that are consolidated and the consolidated group for the periods that are consolidated. The use herein of such terms as group, organization, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships. The Company was a Norwegian Over The Counter (N-OTC) listed company at December 31, 2013. On January 29, 2014 the Company was listed on the New York Stock Exchange. The Company was formed as a wholly owned subsidiary of Seadrill Limited (“Seadrill” or “the Parent”) on February 10, 2011, under the laws of Bermuda to acquire certain continuing businesses of Seadrill in the North Atlantic region. We were registered on the N-OTC list on February 24, 2011. Following the Initial Public offering on January 2015, seadrill owns 70.4% of The Company.

Through the acquisition of certain Seadrill subsidiaries and investment in newbuildings, the Company has developed into a leading offshore drilling contractor in the North Atlantic Area. As of December 31, 2014, we owned eight offshore drilling rigs, including one rigs under construction. Our fleet consists of one drillship, three jack-up rigs and four semi-submersible rigs (of which one were under construction) for operations in harsh environments.

Basis of presentation

Our Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Investments in companies in which we directly or indirectly hold more than 50% of the voting control are consolidated in the financial statements. All inter-company balances and transactions are eliminated. The amounts are presented in United States dollars (“U.S. dollars”) rounded to the nearest one hundred thousand, unless otherwise stated.

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

A VIE is defined in ASC Topic 810 "Consolidation" ("ASC810") as a legal entity either (a) the total equity at risk is not sufficient to permit the entity that most significantly impact on its activities without additional subordinated support; (b) equity interests holders as a group lack either i) the power to direct the activities of the entity that most significantly impact on its economic success, ii) the obligation to absorb the expected losses of the entity, or iii) the right to receive the expected residual return of the entity; or (c) the voting rights of some investors in the entity are not proportional to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with disproportionately small voting interests.

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
We evaluate a VIE, in order to determine whether we are the primary beneficiary of the entity, and where it is determined that we are the primary beneficiary we fully consolidate the entity.

Intercompany transactions and internal sales have been eliminated on consolidation. Unrealized gains and losses arising from transactions with associates are eliminated to the extent of the Company`s interest in the entity.

Note 2- Accounting policies

The accounting policies set out below have been applied consistently to all periods in these Consolidated Financial Statements.

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

Transactions in foreign currencies during a period are translated into U.S. dollar at the rates of exchange in effect on the date of the transaction. Foreign currency assets and liabilities are translated using rates of exchange at the balance sheet date. Gains and losses on foreign currency transactions are included in the Company’s consolidated statements of operations.

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

Cost of property and equipment sold or retired, with the related accumulated depreciation and write-downs are removed from the balance sheet, and resulting gains or losses are included in the consolidated statement of operations.

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

If the qualitative factors indicate possible impairment, the Company performs a quantitative assessment to estimate fair value of its reporting unit compared to their carrying value. In the event that the fair value is less than carrying value, the Company must perform an exercise similar to a purchase price allocation in a business combination in order to determine the amount of the impairment charge.The quantitative goodwill impairment test for a reporting unit is based on discounted cash flows. The Company uses estimated future cash flows applying contract dayrates during the firm contract periods and estimated forecasted dayrates for the periods after expiry of firm contract periods. Zero escalation of dayrates for the periods will be assumed. The estimated future cash flows will be based on remaining economic useful lives for the assets, and discounted using a weighted average cost of capital (WACC).

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

Income taxes

North Atlantic is a Bermuda company. Currently, the Company is not required to pay taxes in Bermuda on ordinary income or capital gains as it qualifies as an exempt company. The Company has received written assurance from the Minister of Finance in Bermuda that, it will be exempt from taxation until March 2035. Certain of our subsidiaries operate in other jurisdictions where income taxes are imposed. Income taxes have been recorded in these jurisdictions when appropriate. Our income tax expense is based on our income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. We provide for income taxes based on the tax laws and rates in effect in the countries in which operations are conducted and income is earned.

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

Share-based compensation

North Atlantic has established a Restricted Stock Units (“RSU”) plan where the holder of an award is entitled to receive shares if still employed at the end of the three year vesting period. There is no requirement for the holder to pay for the share on grant or vesting of the award.

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

Recently Adopted Accounting Standards

Balance sheet-Effective January 1, 2014, the Company has adopted the accounting standards update that expands on the recognition, measurement and disclosure obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. generally accepted accounting principles (GAAP). The update requires measurement of the obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, as the sum of the amount the entity agreed to pay on the basis of its arrangement and any additional amount the Company expects to pay on behalf of its co-obligors. The update also requires an entity to disclose the nature, amount and other information of the obligation. The update was effective for interim and annual periods beginning on or after December 15, 2013.

Recently Issued Accounting Standards

In April 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-08,  Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which amends the criteria for reporting discontinued operations to include only disposals representing a strategic shift in operations. The ASU also requires expanded disclosures regarding the assets, liabilities, income, and expenses of discontinued operations. This ASU will be effective for the first interim period beginning after December 15, 2014 and early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements.  The accounting standard update will be effective for the first interim period beginning after December 15, 2016 and early adoption is not permitted.  The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which provides new authoritative guidance with regards to management's responsibility to assess an entity's ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The ASU will be effective for all entities in the first annual period ending after December 15, 2016 (December 31, 2016 for calendar year-end entities) and early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which made targeted amendments to the current consolidation guidance that could affect all industries . The ASU will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015 and early adoption is not permitted.  The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In April 2015, the FASB issued ASU 2015-03, Interest - Imputation of Interest, (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts.  The accounting standard update will be effective for the first interim period beginning after December 15, 2015 and early adoption is permitted.  The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

Note 3 – Segment information

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

Geographic segment data

Revenues are attributed to geographical segments based on the country of operations for drilling activities; that is, the country where the revenues are generated. The following presents the Company’s revenue by geographic area:

	Year ended December 31,
(In millions of U.S. dollars)	2014	2013	2012
Norway	1,056.8	1,121.7	815.2
United Kingdom	148.9	176.4	229.5
Russia	58.0	—	—
Ireland	—	26.2	—

Total	1,263.7	1,324.3	1,044.7

As of December 31, 2014, one of the Company’s drilling rigs, with a net book value of $671.9 million, were located in the United Kingdom and all other rigs were located in Norway. At December 31, 2013, one drilling rigs, with a net book value of $698.0 million, where located in United Kingdom and all other rigs were located in Norway. Asset location at the end of the period is not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during the period.

Note 4 – Subsidiaries

The following table lists the principal subsidiaries that are included in the Company’s Consolidated Financial Statements during the periods presented and their purpose. Unless otherwise indicated, the Company owned 100% of each subsidiary.

Name of the company	Jurisdiction of incorporation	Principal activities
North Atlantic Alpha Ltd.	Bermuda	SPV, rig owning company
North Atlantic Elara Ltd.	Bermuda	SPV, rig owning company
North Atlantic Epsilon Ltd.	Bermuda	SPV, rig owning company
North Atlantic Navigator Ltd.	Bermuda	SPV, rig owning company
North Atlantic Phoenix Ltd.	Bermuda	SPV, rig owning company
North Atlantic Venture Ltd.	Bermuda	SPV, rig owning company
North Atlantic Linus Ltd	Bermuda	SPV, rig owning company
North Atlantic Rigel Ltd	Bermuda	SPV, rig owning company
North Atlantic Norway Ltd.	Bermuda	Drilling services contractor
North Atlantic Crewing Ltd	Bermuda	Vessel Management company
SFL West Linus Ltd.(2)	Bermuda	Owner of West Linus
North Atlantic Linus Charterer Ltd	Bermuda	Drilling services contractor
North Atlantic Kari Ltd.(1)	Bermuda	SVP, rig owning company
North Atlantic Helene Ltd.(1)	Bermuda	SVP, rig owning company
North Atlantic Drilling UK Ltd.	UK	Drilling services contractor
North Atlantic Support Services Ltd	UK	Management company
North Atlantic Management AS	Norway	Management company
North Atlantic Crew AS	Norway	Vessel Management company
North Atlantic Management International AS(1)	Norway	Management company
North Atlantic Management LLC(1)	Russia	Drilling Services Contractor
(1)    Formed in 2014
(2)    Fully consolidated Variable interest entities.

Note 5 – Taxation

Income taxes consist of the following:

	Year ended December 31,
(In millions of U.S. dollars)	2014	2013	2012
Current tax expense:
Bermuda	—	—	—
Foreign	8.2	(0.5)	92.1
Deferred tax expense:
Bermuda	—	—	—
Foreign	12.3	20.3	8.4
Tax effect related to internal sales of assets	—	—	—
Amortization of tax effect on internal sale of assets	9.1	9.1	9.1

Total provision	29.6	28.9	109.6

Effective tax rate	-10.2%	10.9%	37.6%

The Company may be taxable in more than one jurisdiction based on its drilling rig operations. A loss in one jurisdiction may not be offset against taxable income in another jurisdiction. Thus, the Company may pay tax within some jurisdictions even though it might have an overall loss at the consolidated level.

The effective tax rate for the twelve month period ended December 31, 2014 is negative as it is impacted by a significant loss on impairment of $480.6 million which is a non-tax deductible item.

In July, 2014 the U.K. enacted legislation limiting the amounts a U.K. based contractor would be able to deduct for charter payments made to related companies.  The legislation was made with retroactive effect from April, 2014. The impact to tax expense for 2014 is $5.3 million.

The income taxes for the years ended December 31, 2014 and 2013 differed from the amount computed by applying the statutory income tax rate of 0% due to operations in foreign jurisdictions with different applicable tax rates as compared to Bermuda.

	Year ended December 31,
(In millions of U.S. dollars)	2014	2013	2012
Income taxes at statutory rate	—	—	—
Effect of internal sale of assets	—	—	—
Effect of amortization of tax on internal sale of assets	9.1	9.1	9.1
Effect of change in uncertain tax positions relating to prior year	—	—	79.0
Effect of taxable income in various countries	20.5	19.8	21.5

Total	29.6	28.9	109.6

Deferred Income Taxes
Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax assets (liabilities) consist of the following:
Deferred Tax Assets:

(In millions of U.S. dollars)	December 31, 2014	December 31, 2013
Pension	21.7	15.4
Contracts and long term maintenance	3.6	1.0
Loss carry forward	6.5	2.9
Gross deferred tax asset	31.8	19.3

Deferred Tax Liability:

(In millions of U.S. dollars)	December 31, 2014	December 31, 2013
Long term maintenance	50.7	32.9
Tax depreciation	0.3	0.4
Pensions	3.2	2.4
Gross deferred tax liability	54.2	35.7
Net deferred tax (liability)/asset	(22.4)	(16.4)

Net deferred taxes are classified as follows:

(In millions of U.S. dollars)	December 31, 2014	December 31, 2013
Short-term deferred tax asset	6.5	2.9
Long-term deferred tax asset	25.3	16.4
Short-term deferred tax liability	—	0.0
Long-term deferred tax liability	(54.2)	(35.7)
Net deferred tax (liability)/asset	(22.4)	(16.4)

As of December 31, 2014, deferred tax assets related to net operating loss ("NOL") carryforwards was $6.5 million, which can be used to offset future taxable income. NOL carryforwards were generated in Norway and will not expire.

In July, 2014 the U.K. enacted legislation limiting the amounts a U.K. based contractor would be able to deduct for charter payments made to related companies.  A ring fence was also applied to ensure profits from chartering rigs from affiliates are not reduced by tax benefits from unconnected  activities.  The legislation was made with retroactive effect from April, 2014. The change in law resulted in excess losses of approximately $25 million fully offset with a valuation allowance of approximately $25 million due to insufficient future taxable income.

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

Jurisdiction	Earliest Open Year
Norway	2011
United Kingdom	2011
Faro Islands*	2014
Russia	2014

* North Atlantic operated the rig West Hercules while the rig was on a contract in the Faro Island, the contracting party for the period of operations in the Faro Islands was Seadrill Offshore AS.
Note 6 - Interest expense

(In millions of U.S. dollars)	Years ended December 31
	2014	2013	2012
Gross interest expense	110.9	95.2	94.5
Capitalized interest	7.1	10.3	10.6
Net interest expense	103.8	84.9	83.9

Note 7 – Earnings per share

The components of the numerator and denominator for the calculation of basic and diluted earnings per share resulting from continuing operations are as follows:

Basic and diluted earnings per share

(In millions of U.S. dollars)	Net income	Weighted average shares outstanding	Earnings per share
2012
Continuing operations	181.7	220.3	0.82
Effect of dilution	—	—	—
Net income	181.7	220.3	0.82
2013
Continuing operations	235.6	227.6	1.04
Effect of dilution	—	—	—
Net income	235.6	227.6	1.04
2014
Continuing operations	(332.9)	240.1	(1.39)
Effect of dilution	—	—	—
Net income	(332.9)	240.1	(1.39)

Note 8 – Other revenues

Other revenues consist of the following:

	Years ended December 31,
(In millions of U.S. dollars)	2014	2013	2012
Other	—	0.2	0.1
Total	—	0.2	0.1

Other revenues for 2012 and 2013 relates to sale of assets.

Note 9 – Restricted cash

Short term restricted cash of $11.0 million and $25.3 million at December 31, 2014 and 2013, respectively, relates to tax withholding deposits.

Note 10 – Accounts receivable

Accounts receivable are presented net of allowances for doubtful accounts. The allowance for doubtful accounts receivables at December 31, 2014 was $8.3 million (December 31, 2013: $22.2 million).

The Company did not recognize any bad debt expense in 2014 and 2013, but has instead reduced contract revenue for any disputed amounts.

Note 11 – Other current assets

(In millions of U.S. dollars)	December 31, 2014	December 31, 2013
Reimbursable amounts due from customers	6.2	10.0
Prepaid expenses	0.9	4.8
Deferred tax effect of internal transfer of assets – current portion	9.1	9.1
Loan fees - short term portion	7.9	5.9
Derivatives financial instruments(1)	2.7	6.2
VAT receivables	3.0	6.7
Other	0.1	0.9
Total other current assets	29.9	43.6

(1)     Derivative financial instruments consist of unrealized gain on interest rate swaps. Additional disclosure has been provided in Note 24.

Note 12 – Newbuildings

(In millions of U.S. dollars)	December 31, 2014	December 31, 2013

Opening balance	312.9	248.7
Additions	441.7	53.9
Capitalized interest and loan related costs	7.1	10.3
Re-classified as Drilling rigs	(589.1)	—
Closing balance	172.6	312.9

Additions in 2014 are related to the construction of the jack-up drilling rig West Linus and also the semi-submersible drilling rig West Rigel. Additions in 2013 are related to the construction of jack-up drilling rigs West Linus and the semi-submersible drilling rig West Rigel.

The reclassification to drilling units is related to the West Linus which commenced operations in May 2014.

Note 13 – Drilling rigs

(In millions of U.S. dollars)	December 31, 2014	December 31, 2013
Cost	4,079.7	3,322.2
Accumulated depreciation	(1,156.2)	(944.4)

Net book value	2,923.5	2,377.8

Additions in 2014 primarily related to the reclassification of West Linus from Newbuildings and expenditures for major additions and improvements to existing drilling rigs that extend the life of a drilling rig or increase functionality together with deferred long-term maintenance expenses on existing drilling units. Additions in 2013 primarily related to expenditure for major additions and improvements to existing drilling units that extend the life of a drilling rig or increase functionality together with deferred long term maintenance expenses on existing drilling rigs.

Depreciation and amortization expense was $212.2 million, $188.0 million and $162.8 million for the years ended December 31, 2014, 2013 and 2012 respectively.

Note 14 – Goodwill

The Company performed its annual goodwill impairment test as of December 31, 2014. The Company elected to bypass the qualitative assessment given the recent decline in market conditions in the offshore drilling industry. The annual impairment test resulted in the Company recognizing an impairment loss of $480.6 million. The impairment loss is primarily due to declining day rates and our future expectations for day rates in the sector. These have been trending lower as a result of the recent decline in the price of oil, which has impacted the spending plans of our customers. The estimated fair values were derived using an income approach which estimated discounted future cash flows. Our estimated future free cash flows are primarily based on our expectations around day rates, drilling unit utilization, operating costs, capital and long term maintenance expenditures and applicable tax rates. The cash flows are estimated over the remaining useful economic lives of the assets but no longer than 30 years in total, and discounted using an estimated market participant Weighted average cost of capital of 9.5%.

The assumptions used in the Company's estimated cash flows were derived from unobservable inputs and are based on management's judgments and assumptions available at the time of performing the impairment test.

In the year ended December 31, 2014, we reflected a loss on impairment related to the goodwill of $480.6 million. In the years ended December 31, 2013 and 2012 no impairment losses were recognized or accumulated.

For the years ended December 31, 2013 and 2012 the Company performed a qualitative assessment which determined that it was more-likely-than-not that the fair value was not less than the carrying amount. As a result it was not considered necessary to perform the two step goodwill impairment test and no impairment losses were recognized.

Note 15 – Other non-current assets

(In millions of U.S. dollars)	December 31, 2014	December 31, 2013
Deferred tax effect of internal transfer of assets – net of current portion	102.0	111.1
Loan fee	15.4	14.4
Other	2.0	2.7
Total other non-current assets	119.4	128.2

Note 16 – Long-term interest bearing debt and interest expenses

As of December 31, 2014 and December 31, 2013, the Company had the following debt facilities:

(In millions of U.S. dollars)	December 31, 2014	December 31, 2013
Credit facilities:
$2,000 facility	1,366.7	1,503.4
$475 facility	451.3	—

Total credit facilities	1,818.0	1,503.4

Bonds:
Bond Loan, MNOK 1,500	201.4	244.5
Bond $600 million	600.0	—
Bond loan, subscribed in full by related party	—	500.0

Total bonds	801.4	744.5

Loan:
Revolving credit facility from related party	—	5.0
Loan provided by related party	125.0	195.0

Total interest bearing debt	2,744.4	2,447.9

Less: current portion	(218.1)	(166.7)

Long-term portion of interest bearing debt	2,526.3	2,281.2

The outstanding debt as of December 31, 2014 is repayable as follows:

Year ending December 31, (In millions of U.S. dollars)
2015	218.1
2016	214.2
2017	1,080.8
2018	248.9
2019 and thereafter	982.4
Total debt	2,744.4

Credit facilities
$2,000 million senior secured credit facility

In April 2011, a $2,000 million senior secured credit facility was entered into with Seadrill to fund the Company’s acquisition of West Phoenix, West Navigator, West Alpha, West Epsilon, West Venture, West Elara and West Linus.

The $2,000 million senior secured credit facility has a 6 year term payable quarterly with a balloon payment of $1,000 million at maturity. The loan bears interest of Libor plus 2.0% per annum. Refer also to "Note 28 Subsequent events" for covenants that applies to this bond.

Unsecured Bonds and convertible bonds
NOK 1,500 million Senior Unsecured Bond
On October 30, 2013, a NOK1,500 million senior unsecured bond was issued with maturity date October 2018. The bond bears interest at 3-months NIBOR plus a margin of 4.40%. The bond was subsequently swapped to US$ with a fixed rate of 6.18% per annum until maturity. The net proceeds were used to repay the remaining outstanding amount under our Seadrill Revolving Credit Facility.

During fourth quarter, Seadrill purchased in the open market a total of 5.5% ownership in the NOK 1,500 million Senior Unsecured Bond, which equals $11 million. Refer also to "Note 28 Subsequent Events" for covenants that applies to this bond.

$500 million 7.75% Bond, subscribed in full by related party
In April 2011, a $500 million 7.7% Bond was entered into with Seadrill to fund the Company’s acquisition of West Phoenix, West Navigator, West Alpha, West Epsilon, West Venture, West Elara and West Linus.

The $500 million 7.7% Bond was issued to Seadrill in April 2011 with a coupon of 7.75% per annum payable semi-annually in arrears, matures in full on March 31, 2018 and must be repaid at par (100%) by the Company. On December 31, 2012 Seadrill sold its North Atlantic Drilling Ltd unsecured bond of $500 million to Metrogas, another related party, with a call option to repurchase the bond in full for a price equal to par plus unpaid accrued interest on the date of repurchase. On May 31, 2013, Seadrill exercised the option to repurchase the bond from Metrogas. The bond was repaid on January 31, 2014, including a settlement premium of $22.5 million, which was settled in cash.

    $600 million 6.25% Senior Unsecured Notes due 2019
On January 31, 2014, a $600 million senior unsecured bond was issued with maturity date January 2019. The notes bear a fixed coupon of 6.25% and are due in January 2019. The net proceeds of this offering have been used to repay the $500 million 7.7% Bond, including a settlement premium of $22.5 million. As of December 31, 2014 Seadrill held 31.1% of the bond, which amounted to $188.6 million.

For our $600 million 6.25% Senior Unsecured Notes due 2019 we are subject to certain financial and restrictive covenants contained in our indentures which restrict, among other things, our ability to pay dividends, incur indebtedness, incur liens, and make certain investments. In addition, these indentures contain other customary terms, including certain events of default, upon the occurrence of which, the bonds may be declared immediately due and payable.

In addition to the above, our bond indentures generally also contain restrictions which are customary for unsecured financings in this industry for similar unrated bonds, including limitations on indebtedness, payments, transactions with affiliates and restrictions on consolidation, merger and sale of assets.

Related party loans
$85 million Seadrill Revolving Credit Facility
Seadrill has provided North Atlantic an unsecured revolving shareholder loan of $85 million. The maturity date is set to January 30, 2015. The facility was increased from $200 million to $335 million on June 28, 2013, and then decreased to $85 million on November 20, 2013. The terms of the remaining facility of $85 million are the same as stated in the original agreement dated March 30, 2012. The interest is Libor plus 3.0% per annum. Aggregate drawdowns and repayments on this facility during the year ended December 31, 2014 were $12 million and $17 million, respectively. As of December 31, 2014, $0 million of the facility was drawn.

$27.5 million shareholder loan provided by related party
On December 1, 2012, Seadrill provided North Atlantic an unsecured loan facility of $27.5 million. The loan had an fixed interest rate of 4.0%. The loan was settled in full on June 28, 2013.

SFL Linus Ltd
Ship Finance granted the VIE company, SF Linus Ltd, a loan of $195 million on June 28, 2013 to be repaid at the earlier of June 30, 2029 or date of sale of the West Linus rig. The loan did not bear interest until the rig was delivered from the yard. SFL Linus Ltd. repaid $70 million during the first quarter in 2014 and the outstanding balance at December 31, 2014 is $125 million. The proceeds of this loan was used to finance the acquisition of the West Linus. The loan is presented as debt to related parties on our balance sheet on December 31, 2014.

On October 17, 2013, SFL Linus Ltd entered into a $475 million secured term loan and revolving credit facility with a syndicate of banks to fund the acquisition of West Linus, which has been pledged as security. SFL Linus Ltd drew down on the loan at the delivery date of the rig in February 2014. Subsequently $40 million was repaid on the facility by Ship Finance on behalf of SF Linus Ltd through a short-term parent loan. As per June 30, 2014 the amount of $40 million was redrawn on the credit facility and the short-term parent loan settled with the drawn funds. As of December 31, 2014 SFL Linus Ltd has repaid $23.7 million in monthly installments and the outstanding balance at December 31, 2014 is $451.3 million.

The facility will bear interest at LIBOR plus 2.75% per annum and is repayable over a term of five years with a balloon of $192 payable at the maturity date. SFL Linus Ltd. entered into interest swap arrangements in July, 2013, in order to mitigate exposure to variability in cash flows for future interest payments on this loan. Refer also to "Note 24 Risk management and financial instruments" for additional details.

Covenants on loans and bonds

Our credit facilities generally contain financial covenants. In February 2015, we received approval to amend the agreements for our NOK 1,500 million senior unsecured bond and $2,000 million Senior Secured Credit Facility. Under the terms of each agreement, Seadrill will provide a guarantees for the bonds and credit facility in exchange for amendments to the covenant package, principally replacing the current financial covenants with Seadrill's financial covenants. These covenants were effective for December 31, 2014. As such the main financial covenants contained in our credit facilities are as follows:

•	Aggregated minimum liquidity requirement for the Seadrill group: to maintain cash and cash equivalents of at least $150 million within the Seadrill group.

•	Interest coverage ratio: to maintain an EBITDA to interest expense ratio of at least 2.5.

•
Current ratio: to maintain current assets to current liabilities ratio of at least 1. Current assets are defined as book value less minimum liquidity, but including up to 20% of shares in listed companies owned 20% or more. Current liabilities are defined as book value less the current portion of long term debt.

•	Equity ratio: to maintain total equity to total assets ratio of at least 30%. Both equity and total assets are adjusted for the difference between book and market values of drilling units.

•
Leverage ratio: to maintain a ratio of net debt to EBITDA no greater than 4.5. Net debt is calculated as all interest bearing debt less cash and cash equivalents excluding minimum liquidity requirements.

Our credit facilities and bonds contain customary restrictive covenants which that limit, among other things, our ability to:

•	incur additional indebtedness;

•	sell the mortgaged drilling rig, if applicable;

•	make additional investments or acquisitions;

•	pay dividends; and

•	effect a change of control in the Company.

A failure to comply with the covenants in our loan agreements could result in a default under those agreements and under other debt agreements containing cross-defaults provisions.
Our $2,000 million senior secured credit facility is secured by:

•	Guarantee provided by Seadrill Limited

•	Guarantees from the drilling rig owning subsidiaries and intra-group charterers (guarantors);

•	A first priority share charge over all of the shares issued by each of the guarantors;

•	A first priority mortgage in all collateral drilling units and any deed of covenant or general assignment thereto;

•	A first priority assignment of the earnings which arise out of the use of or operation of any of the collateral drilling units;

•	A first priority assignment of the bareboat charter contracts for the collateral drilling units;

•	A security interest in the earnings accounts; and

•	A first priority assignment of all of the insurance policies and contracts of insurance in respect of the collateral drilling units.

For the Company’s outstanding NOK 1,500 million Senior Unsecured Bond, the main financial covenant is for Seadrill to maintain a total equity to total assets ratio of at least 30.0%. Both equity and total assets are adjusted for the difference between book value and market values of drilling units.

For the purposes of the above tests, EBITDA is defined as the earnings before interest, taxes, depreciation and amortization on a consolidated basis and (ii) the cash distributions from investments, each for the previous period of twelve months as such term is defined in accordance with accounting principles consistently applied. However, in the event that Seadrill or a member of the group acquires rigs or rig owning entities with historical EBITDA available for the rigs' previous ownership, such EBITDA shall be included for covenant purposes in the relevant loan agreement, and if necessary, be annualized to represent a twelve (12) month historical EBITDA. In the event that Seadrill or a member of the group acquires rigs or rig owning companies without historical EBITDA available, Seadrill is entitled to base a twelve month historical EBITDA calculation on future projected EBITDA only subject to any such new rig having (i) a firm charter contract in place at the time of delivery of the rig, with a minimum duration of twelve months, and (ii) a firm charter contract in place at the time of such EBITDA calculation, provided Seadrill provides the agent bank with a detailed calculation of future projected EBITDA. Further, EBITDA shall include any realized gains and/or losses in respect of the disposal of rigs or the disposal of shares in rig owning companies.
Cash distributions from investments are defined as cash received by Seadrill, by way of dividends, in respect of its ownership interests in companies which Seadrill does not control but over which it exerts significant influence.
Additionally, we are a “restricted subsidiary” under the indenture relating to Seadrill’s 1,000 million 5 5/8% Senior Notes due 2017 and 500 million 6 1/8% Senior Notes due 2020. While we are not a guarantor of the notes or a party to the indentures thereto, Seadrill has agreed to cause us to comport with the restrictions on “restricted subsidiaries” contained in the indenture. Accordingly, Seadrill may use its influence over us to restrict our ability, among other things, to incur additional debt, pay dividends or issue guarantees, if Seadrill is required to do so under the terms of the indenture for the notes.
The Company and Seadrill were in compliance with all financial and other covenants as included within the amended credit facilities and bond agreements as tested by reference to the financial statements as of December 31, 2014.

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
In February 2015, we received approval to amend the agreements for our $475 million credit facility. Under the terms of the agreement, Seadrill will provide a guarantee in exchange for amendments to the covenant package, principally replacing the current financial covenants with Seadrill's financial covenants. These covenants are the same as the NOK 1,500 million Senior Unsecured Bond and $2,000 million Senior Secured Credit Facility given above.

The Company, Seadrill and SFL Linus Ltd. complied with all financial and other covenants as included within the amended credit facility as tested by reference to the financial statements as of December 31, 2014.

Note 17 – Other current liabilities

(In millions of U.S. dollars)	December 31, 2014	December 31, 2013

Derivative financial instruments [1]	109.4	59.4
Accrued interest expense	19.5	19.3
Accrued expenses	65.6	79.2
Employee withheld taxes, social security and vacation payment	53.4	46.3
Short term portion of deferred revenues	19.9	19.2
Total other current liabilities	267.8	223.4

(1)	Derivative financial instruments consist of unrealized losses on interest rate swaps, cross currency swaps and foreign exchange rate forwards. Additional disclosure has been provided in Note 24.

Note 18 – Other non-current liabilities

(In millions of U.S. dollars)	December 31, 2014	December 31, 2013

Deferred revenue	39.9	33.6
Derivative financial instruments(1)	2.5	2.3
Total non-current liabilities	42.4	35.9

(1)	Derivative financial instruments consist of unrealized losses on interest rate swaps. Additional disclosure has been provided in Note 24.
Note 19 – Common shares

	December 31, 2014		December 31, 2013
All shares are common shares of $5.00 par value each	Shares	US$ millions	Shares	US$ millions
Authorized share capital	400,000,000	2,000.0	400,000,000	2,000.0

Issued and fully paid share capital	243,516,514	1,217.6	230,003,000	1,150.0
Treasury shares held by Company	(2,373,863)	(11.9)	(2,373,863)	(11.9)

Outstanding shares in issue	241,142,651	1,205.7	227,629,137	1,138.1

As of December 31, 2012, the Company's shares were listed on the Norwegian OTC list. On January 29, 2014, the Company completed its initial public offering in the United States. The total number of shares issued by the Company as of December 31, 2013 consisted of 3,000 shares issued upon formation of the Company, 50,000,000 shares issued to the general public in a private placement during February 2011, 150,000,000 shares issued to Seadrill as part of the consideration for the transfer of the business to the Company on March 31, 2011, 30,000,000 shares issued in a private placement during March 2012 and 13,513,514 shares issued when North Atlantic Drilling completed its initial public offering on the New York Stock Exchange on January 29, 2014.

After incorporation, the Company repurchased shares that may be canceled or held as treasury shares. As of December 31, 2014 and 2013 the Company held 2,373,863 common shares as treasury shares at cost.

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
The Company’s contributed deficit account originally amounted to $1,307.1 million and relates to the difference between the carrying value of net assets purchased and the consideration paid for the businesses acquired in the North Atlantic Restructuring. This account will not be netted against future earnings and does not restrict the Company’s ability to pay dividends. During 2011, 2012, 2013 and 2014 the amount has been reduced to $1,188.4 million following recognition of certain common control transactions.

Note 20 – Accumulated Other Comprehensive Loss

(In millions of U.S. dollars)	December 31, 2014	December 31, 2013

Actuarial loss relating to pension	(58.6)	(39.4)
Total accumulated other comprehensive loss	(58.6)	(39.4)

For actuarial loss related to pension, the accumulated applicable amount of income taxes related to companies domiciled in Norway, where the tax rate is 27%, amounted to $21.7 million and $15.3 million at December 31, 2014 and 2013, respectively.

Note 21 – Share option plan

The Board resolved, in its meeting on February 14, 2011, to establish a share option based incentive scheme for the Company’s employees and directors, approved a set of rules applicable to the scheme and reserved 6,000,000 of its authorized, but unissued share for use to satisfy future exercises of options granted under the scheme.

Further, the Board resolved that options granted prior to the listing of the Company’s shares could be granted at an exercise price equal to the subscription price in the private placement. No options have been granted under the scheme in 2014, 2013 or 2012. However, the Company did recognize a charge for share options granted at the Seadrill Ltd level related to North Atlantic employees of $0.4 million, $0.5 million and $0.8 million in 2014, 2013 and 2012, respectively.

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

The fair value of the awards expected to vest is recognized as compensation cost straight-line over the vesting period.  All awards are currently expected to vest. Compensation cost related to the RSU plans of $0.8 million has been recognized in 2014, 2013 $0.1 million and 2012 $0 million . As of December 31, 2014 and December 31, 2013 there was respectively $1.7 million and $2.6 million in unrecognized compensation costs related to non-vested awards.

Note 22 - Pension benefits

The Company has several defined benefit pension plans covering substantially all Norwegian employees. All off the plans are administered by a life insurance company.

In June 2009 we introduced a defined contribution plan for all new Norwegian employees employed onshore. Under these plans , the Company contributes to the employee’s pension plan amounts ranging into five to eight percent of the employee’s annual salary. In April 2011, pension obligations and assets amounting to $11.9 million and $8.9 million, respectively, relating to North Atlantic’s management employees previously employed by Seadrill Management AS were transferred to the Company. The Company has included only period costs allocated from Seadrill as pension costs relating to these employees during the consolidated periods as these employees were a part of a pension scheme operated by Seadrill Management AS and therefore this scheme was treated as multi-employer scheme.

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

In addition, the Company has a defined contribution plan for all new onshore employees. Total payments to this plan were $0.9 million, $1.2 million and $0.4 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Annual pension cost

	Year ended December 31,
(In millions of U.S. dollars)	2014	2013	2012

Benefits earned during the year	16.6	14.9	11.2
Interest cost on prior years' benefit obligation	6.8	6.3	4.5
Gross pension cost for the year	23.4	21.2	15.7
Expected return on plan assets	(5.8)	(4.7)	(4.6)
Administration charges	0.9	0.5	0.3
Net pension cost for the year	18.5	17.0	11.4
Social security cost	2.6	2.4	1.6
Amortization of actuarial gains/losses	2.2	1.5	0.4
Amortization of prior service cost		(0.4)	(1.9)
Amortization of net transition assets	—		(0.2)
Total net pension cost	23.3	20.5	11.3

The funded status of the defined benefit plan

(In millions of U.S. dollars)	December 31, 2014	December 31, 2013
Projected benefit obligations	186.5	176.1
Plan assets at market value	(113.8)	(125.8)
Accrued pension liability exclusive social security	72.7	50.3
Social security related to pension obligations	10.2	7.3
Accrued pension liabilities	82.9	57.6

Change in benefit obligations

(In millions of U.S. dollars)	December 31, 2014	December 31, 2013

Benefit obligations at beginning of year	176.1	159.8
Interest cost	6.8	6.3
Current service cost	14.0	14.9
Benefits paid	(1.9)	(2.0)
Change in unrecognized actuarial loss	23.5	13.2
Transfer of members from Seadrill Management AS		(0.4)
Foreign currency translations	(32.0)	(15.7)
Benefit obligations at end of year	186.5	176.1

Change in pension plan assets

(In millions of U.S. dollars)	December 31, 2014	December 31, 2013

Fair value of plan assets at beginning of year	125.8	115.8
Estimated return	4.9	4.5
Contribution by employer	16.9	18.5
Administration charges	(0.9)	(0.5)
Benefits paid	(2.0)	(1.9)
Change in unrecognized actuarial (loss) gain	(8.9)	0.1
Foreign currency translations	(22.0)	(10.7)
Fair value of plan assets at end of year	113.8	125.8

The accumulated benefit obligation for all defined benefit pension plans was $146 million and $128 million at December 31, 2014 and 2013, respectively.

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

Assumptions used in calculation of pension obligations	2014	2013	2012

Rate of compensation increase at the end of year	2.75%	3.75%	3.50%
Discount rate at the end of year	2.30%	4.00%	4.20%
Prescribed pension index factor	1.20%	1.40%	1.40%
Expected return on plan assets for the year	3.20%	4.40%	4.00%
Employee turnover	4.00%	4.00%	4.00%
Expected increases in Social Security Base	2.50%	3.50%	3.25%

The weighted-average asset allocation of funds related to the Company's defined benefit plan at December 31, 2014 and 2013 was as follows:

Pension benefit plan assets	2014	2013

Equity securities	7.1%	4.2%
Debt securities	53.4%	55.7%
Real estate	15.0%	13.9%
Money market	22.4%	24.7%
Other	2.1%	1.5%
Total	100.0%	100.0%

The investment policies and strategies for the pension benefit plan funds do not use target allocations for the individual asset categories. The investment objectives are to maximize returns subject to specific risk management policies. The Company diversifies its allocation of plan assets by investing in both domestic and international fixed income securities and domestic and international equity securities. These investments are readily marketable and can be sold to fund benefit payment obligations as they become payable. The estimated yearly return on pension assets was 3.2% in 2014 and 4.4% in 2013.

Cash flows - Contributions expected to be paid

The table below shows the Company's expected annual pension plan contributions under defined benefit plans for the years 2015-2024. The expected payments are based on the assumptions used to measure the Company's obligations at December 31, 2014 and include estimated future employee services.

Years ending December 31, (In millions of U.S. dollars)
2015	11.4
2016	11.7
2017	12
2018	12.4
2019	12.7
2020-2024	69.2
Total payments expected during the next 10 years	129.4

Note 23 – Related party transactions

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
- Seadrill Limited
- Ship Finance International Limited ("Ship Finance")
- Metrogas Holdings Inc ("Metrogas")
- Frontline Management (Bermuda) Limited ("Frontline")
- Archer Limited ("Archer")
- Sevan Drilling Limited ("Sevan")

The Company has entered into the following significant agreements with related parties:
Seadrill Limited transactions
$2,000 million Senior Secured Credit Facility
On February 23, 2015, Seadrill provided a guarantee over the $2,000 million senior secured credit facility to the lenders for the duration of the facility. Under the terms of the guarantee agreement, commission is payable to Seadrill of 0.3% per annum on the outstanding amount under the facility agreement.

$500 million 7.75% Bond
    Seadrill was the holder of all of the bonds in our $500 million 7.75% Bond. The bond was entered into in April 2011 with a coupon of 7.75% per annum payable semi-annually in arrears. The bond was repaid on January 31, 2014, including a settlement premium of $22.5 million, which was settled in cash.

$600 million 6.25% Senior Unsecured Notes due 2019
As of December 31, 2014 Seadrill was the holder of 31.1% of our $600 million 6.25% Senior Unsecured Notes due 2019, which amounts to $186.6 million, the notes were entered into in January 2014 with a fixed coupon of 6.25% and mature in January 2019. Interest charged for the twelve months ended December 31, 2014 was $8.9 million.

$210 million Shareholder loan
In connection with the North Atlantic Restructuring, Seadrill provided North Atlantic a shareholder loan of $210 million. $150 million of the loan was converted to equity, and the remaining $60 million was repaid in cash in connection with the private placement completed on March 27, 2012. The interest was fixed at 6.0% during the loan period.
$85 million Seadrill Revolving Credit Facility

Seadrill provided North Atlantic an unsecured revolving credit facility of $200 million in March 2012. The facility was increased from $200 million to $335 million on June 28, 2013, and then decreased to $85 million on November 20, 2013. The terms of the remaining facility of $85 million are the same as stated in the original agreement dated March 30, 2012. Aggregate drawdowns and repayments on this facility during the year ended December 31, 2014 were $12 million and $17 million, respectively. This credit facility matured on January 30, 2015. The interest is Libor plus 3.00% per annum. At December 31, 2014, the Company had drawn $0 million from the facility.
$27.5 million Loan Facility
Seadrill provided North Atlantic an unsecured loan facility of $27.5 million during 2012. The maturity date is December 31, 2014, but North Atlantic is entitled to prepay the loan in full or in part at no penalty. The interest is fixed at 4.0% per annum. The loan was settled in full on June 30, 2013, due to the sale of Seadrill Norge AS.
NOK 1,500 million Senior Unsecured Bond
On October 30, 2013, we issued a NOK1,500 million senior unsecured bond with maturity date October 2018. The bond bears interest at 3-months NIBOR plus a margin of 4.40%. The net proceeds were used to repay the remaining outstanding amount under our $85 million Seadrill Revolving Credit Facility. On February 5, 2015, Seadrill provided a guarantee over the bond to the lenders for the duration of the facility. Under the terms of the guarantee agreement, commission is payable to Seadrill of 0.3% per annum on the outstanding amount under the bond agreement.

During fourth quarter, Seadrill purchased in the open market an aggregate of 5.5% ownership in the NOK 1,500 million Senior Unsecured Bond equal to $11 million. Refer to "Note 28 Subsequent Events" for covenants that applies to this bond.

Short- term interest bearing loan to related party
North Atlantic granted Seadrill a short-term loan of $60 million on May 9, 2012, of which $10 million was repaid on May 23, 2012. In addition, the Company granted Seadrill a short-term loan of $120 million in June 2012. The loans bore interest of LIBOR plus 1.9% per annum and were fully repaid in July, 2012.
Performance guarantees
Seadrill provides performance guarantees in connection with the Company’s drilling contracts, and charges the Company an annual fee of 1% of the guaranteed amount to provide these guarantees. The total amount of such guarantees was $250 million at December 31, 2014 and $250 million at December 31, 2013. The incurred fee was $2.5 million and $2.9 million or the years ended December 31, 2014 and 2013 respectively. In addition, the Company has agreed to reimburse Seadrill for all claims made against Seadrill under the performance guarantees.
Sales of Seadrill Norge AS
The Company sold the shares in two of its subsidiaries, Seadrill Norge Holding AS and Seadrill Norge AS to Seadrill Limited on June 28, 2013. Total consideration for the shares was $154 million, offset by a tax liability of $288.4 million that North Atlantic Drilling Ltd had against its subsidiaries before the sales. In relation to the common control transaction, $2.3 million had been recognized as contributed deficit as of December 31, 2013. The sales had no cash effect in the year ended December 31, 2013 and the net increased liability was treated as a drawdown on the increased revolving credit facility provided by Seadrill. The increased revolving facility was subsequently repaid. Refer to information provided under section "$85 million Revolving Credit Facility".

Operation and Management of the West Hercules
The West Hercules, a harsh environment, semi-submersible drilling rig, is owned by a wholly-owned subsidiary of Ship Finance, a related party, and is controlled by Seadrill through a bareboat charter agreement that expires in 2023. Until October 31, 2013, we operated and managed this rig pursuant to an operational bareboat charter agreement that we entered into with Seadrill in July 2012. We subsequently entered into a management agreement with Seadrill which replaced the bareboat charter agreement effective from November 1, 2013, pursuant to which we continue to operate and manage the West Hercules while it is employed under the drilling contract with Statoil. On August 26, 2014, the operation and management of the West Hercules was transferred to Seadrill. Details of the respective agreements are as follows:

Bareboat Agreement (effective July 2012 through October 31, 2013)

In July 2012, the management of West Hercules was transferred from Seadrill to North Atlantic. The rig was mobilized in 2012 for operations in Norway, where it will be working under a 4 year contract with Statoil. West Hercules will be operated by North Atlantic through a commercial agreement with Seadrill dated November 2012. The key terms of the agreement are:

•	Share of mobilization costs and revenue are 90% to Seadrill and 10% to North Atlantic.

•	North Atlantic is to pay Seadrill monthly operating lease payments for the use of the rig.

•	Operational risk rests with North Atlantic.

•	Capital expenditures and long term maintenance associated with the rig are obligations of Seadrill.

Seadrill has charged North Atlantic Drilling a charter hire fee of $58.5 million under the Bareboat Charter Agreement for the period from commencement date at January 31, 2013 until October 31, 2013. North Atlantic Drilling has charged Seadrill $63.8 million for its share of mobilization costs and $47.3 million for its share of mobilization revenue in the year ended December 31, 2013. In 2012 the Company charged Seadrill $140.5 million for its share of mobilization costs. There were no other related party transactions in connection with this agreement for the year ended December 31, 2013 as the rig had not yet commenced operations.

Termination Agreement (effective November 1, 2013)
We have agreed to assign the West Hercules drilling contract with Statoil to Seadrill and terminate the existing bareboat charter agreement between us and Seadrill effective from November 1, 2013. No compensation was payable by Seadrill in exchange for the assignment, nor was any compensation payable by us to Seadrill for the cancellation of the existing bareboat charter agreement.
Management Agreement (effective November 1, 2013 to August 26th 2014)
North Atlantic entered into a management agreement with Seadrill effective from November 1, 2013 which replaced the existing bareboat charter agreement, pursuant to which North Atlantic will continue to operate and manage the West Hercules while it is employed under the drilling contract with Statoil. The key terms of the agreement are:

•	Seadrill is obligated to pay North Atlantic a daily management fee.

•	North Atlantic is entitled to a potential bonus based on economical utilization of the operations.

•	All crew services shall be provided by North Atlantic and charged to Seadrill at cost plus a margin of 7%.

•	All direct costs related to the operations shall be charged to Seadrill at cost.

•	Operational risks are obligations of Seadrill.

•	Capital expenditures and long term maintenance associated with the rig are obligations of Seadrill.

•	North Atlantic is entitled to receive and keep all agreed mark-up fee for provision of additional services under the Drilling Contract which are payable by the client.

North Atlantic charged Seadrill a management fee of $7.1 million and crew costs of $37.8 million under the Management Agreement for the period from January 1, 2014 until August 26, 2014.

In 2013, North Atlantic charged Seadrill a management fee of $1.5 million and crew costs of $10.5 million under the Management Agreement for the period from November 1, 2013 until December 31, 2013.

Management services
North Atlantic Management provides all day-to-day management functions to the Company and its subsidiaries in accordance with the terms of the General Management Agreement.
North Atlantic Management has contracted in senior management services from Seadrill Management in accordance with the terms of the Services Agreement. The agreement can be terminated by either party at one month notice. In consideration of the services provided, the Company pays Seadrill a fee that includes the operating costs attributable to the Company plus a margin of 5% and, effective as of January 2013, the Company pay Seadrill a fee that includes the operating costs attributable to the Company plus a margin of 8%. Seadrill Management had charged North Atlantic Management a fee of $27.6 million, $32.4 million and $18.9 million for providing the services under the Services Agreement for the years ended December 31, 2014, 2013 and 2012, respectively.
The Company and its subsidiaries incorporated in Bermuda receive corporate secretarial and certain other administrative services applicable to the jurisdiction of Bermuda from Frontline Management (Bermuda) Ltd. The fee was $1.3 million for the year ended December 31, 2014, and less than $0.1 million for the years ended December 31, 2013 and 2012. Frontline Management (Bermuda) Ltd. is a wholly owned subsidiary of Frontline Ltd., a company in which Hemen Holding Limited is a large shareholder.

Ship Finance transactions
Sale and leaseback contract
The Company entered into sale and leaseback transaction with Ship Finance for the newbuild jack-up rig, West Linus, in June 2013 for total consideration of $600 million. Upon the closing of the agreement, $195 million was paid to North Atlantic and the remaining balance of the purchase price was paid to North Atlantic upon the delivery of the rig. The West Linus is chartered back to North Atlantic on a bareboat charter for a period of 15 years, pursuant to which North Atlantic has been granted four purchase options.
Ship Finance has an option to sell the rig back to North Atlantic at the end of the charter period.

The West Linus was delivered from the yard in February 2014.

At December 31, 2014, the West Linus is reported under Drilling Units in the Company’s balance sheet. Additional disclosure about the VIE has been provided in Note 26.

Seadrill provided a guarantee in the principal amount of up to $525 million issued in favor of Ship Finance, which was payable in the event that the West Linus was not unconditionally accepted by the charterer by June 30, 2014. The guarantee provided by Seadrill commenced on February 13, 2014 and expired in may 2014. On February 20, 2015, Seadrill provided a guarantee over the facility to the lenders for the duration of the facility. Under the terms of the guarantee agreement, commission is payable to Seadrill of 0.30% per annum on the outstanding amount under the facility agreement.

$195 million Related party Loan

Ship Finance granted the VIE company, SFL Linus Ltd., an unsecured loan of $195 million on June 28, 2013 to be repaid at the earlier of June 30, 2029 or date of sale of the West Linus rig. While the loan did not initially bear interest, Ship Finance reserved the right to charge interest after the rig is delivered from the shipyard. SFL Linus repaid $70 million during the first quarter in 2014 and the outstanding balance at December 31, 2014 is $125 million. Commencing in February 2014, the loan bore interest of 4.5% per annum. The proceeds of this loan were used to finance the acquisition of the West Linus. The loan was presented as debt to related parties on our balance sheet on December 31, 2014. As of December 31, 2014, the Company had paid $4.9 million in interest, in 2013 the company paid $1.5 million in loan fees.

$475 million Credit Facility
On October 17, 2013, SFL Linus Ltd. entered into a $475 million secured term loan and revolving credit facility with a syndicate of banks to fund the acquisition of West Linus, which was pledged as security. SFL Linus Ltd. drew down on the loan at the delivery date of the rig in February 2014. Subsequently $40 million was repaid on the facility by Ship Finance on behalf of SF Linus Ltd. through a short-term parent loan. As of June 30, 2014, the amount of $40 million was redrawn on the credit facility and the short-term parent loan settled with the drawn funds. As of December 31, 2014, SFL Linus Ltd. repaid $23.7 million in monthly installments and the outstanding balance at December 31, 2014 was $451.3 million. The facility bears interest at LIBOR plus a margin. In 2013 the Company paid $2.2 million in commitment fees.

Archer transactions

Archer Engineering Services:
North Atlantic received engineering services from subsidiaries of Archer Ltd. The charged amount was less than $1.0 million , $4.0 million and $3.0 million for the years ended December 31, 2014, 2013 and 2012, respectively. Archer Ltd. is a company in which Seadrill is a large shareholder.

Related Party Balances
The following are the related party balances as at December 31, 2014 and December 31, 2013:

(In millions of U.S. dollars)	December 31, 2014	December 31, 2013
Receivables:
Seadrill	—	0.1
Ship Finance International	14.3	—
Seadrill Offshore AS	32.3	4.5
Seadrill Management	2.3	1.2
Seadrill Insurance Ltd.	0.2	—
Amount due from related parties	49.1	5.8
Payables:
Seadrill	9.0	—
Seadrill Insurance Ltd.	—	3.8
Seadrill Management UK Ltd	2.6	2.9
Sevan Drilling ASA	1.6	—
Seadrill Management	—	—
Seadrill Deepwater Crewing Ltd.	—	—
Seadrill Deepwater Units Pte Ltd.	3.8	6.1
Seadrill Eminence Ltd	—	—
Other Seadrill subsidiaries	—	0.2
Amount due to related parties	17.0	13.0
$200 Million revolving credit facility from Seadrill Ltd.	—	5.0
$600 Bond, Seadrill share 23.3%	186.7	—
NOK1,500 Million Senior Unsecured Bond, Seadrill share 5.5%	11.0	—
Bond loan, fully subscribed by Seadrill	—	500.0
Non-current related party loan from Ship Finance	125.0	195.0

Receivables and payables with related parties arise when the Company pays an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled monthly in arrears.

Amounts due to and from Seadrill Limited and its subsidiaries under business operations are unsecured, interest-free and intended to be settled in the ordinary course of business.

Interest charged relating to the bond loan and shareholder loan to Seadrill for the year ended December 31, 2014, 2013 and 2012 amounted to $9.9 million, $44.7 million and $43.5 million, respectively. Interest charged relating to the loan facility from Seadrill Eminence for the year ended December 31, 2014 amounted to $0 million (2013: 0.5 million) .

Note 24 – Risk management and financial instruments

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
Interest rate risk management
The Company’s exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps. The Company’s objective is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. Surplus funds are deposited in line with company policy, which aims to maximize returns while providing the Company with flexibility to meet all requirements for working capital and capital investments. The extent to which the Company utilizes interest rate swaps and other derivatives to manage its interest rate risk is determined by the net debt exposure.

Interest rate swap agreements not qualified as hedge accounting
At December 31, 2014, the Company had interest rate swap agreements with an outstanding principal amount of $1,300 million (December 31, 2013: $1,100 million), principal amount of $1,100 million were entered into after the Company commenced operations as a standalone entity on April 1, 2011, and principal amount of $200 million was entered into in February 2014 with forward start in March 2016. Certain of these interest rate swaps are forward starting swaps as disclosed below. The agreements do not qualify for hedge accounting, and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under “other financial items.” The total fair value of the interest rate swaps outstanding at December 31, 2014 amounted to a liability of $39.0 million and an asset of $2.7 million (December 31, 2013: liability $45.3 million and asset $5.4 million).
The Company’s interest rate swap agreements as of December 31, 2014 were as follows:

Outstanding principal	Receive rate	Pay rate	Length of contract
(In US$ millions)
400	3 month LIBOR	2.14%	May 2011 - Jan 2016
100	3 month LIBOR	2.74%	May 2012 - May 2017
200	3 month LIBOR	2.57%	June 2012 - June 2017
100	3 month LIBOR	2.56%	June 2012 - June 2017
200	3 month LIBOR	2.17%	Aug 2012 - Aug 2017
100	3 month LIBOR	1.15%	Dec 2012 - Dec 2019
200	3 month LIBOR	2.92%	Mar 2016 - Mar 2021

Interest rate hedge accounting

The Ship Finance subsidiary consolidated by the Company as a VIE (refer to "Note 26 Variable Interest Entities") has entered into interest rate swap agreements in order to mitigate its exposure to variability in cash flows for future interest payments on the loan taken out to finance the acquisition of West Linus. These interest rate swaps qualify for hedge accounting and any changes in their fair value are included in "other comprehensive income". Below is a summary of the notional amount, fixed interest rate payable and duration of the interest rate swaps.

Variable interest entity	Outstanding principal	Receive rate	Pay rate	Length of contract
	(in US$ Millions)
SFL Linus Ltd (West Linus)	216	3 month LIBOR	1.77%	Dec 2013 - Dec 2018
SFL Linus Ltd (West Linus)	4	1 month LIBOR	2.01%	Mar 2014 - Oct 2018
SFL Linus Ltd (West Linus)	4	1 month LIBOR	2.01%	Mar 2014 - Nov 2018

At year ended December 31, 2014, the above VIE Ship Finance subsidiary had zero in recorded fair value gain/loss on interest rate swaps. Gain or loss is recorded by the VIE in "other comprehensive income" but due to its ownership by Ship Finance this loss is allocated to "non-controlling interest" in our consolidated statement of changes in equity.

Any change in fair value resulting from hedge ineffectiveness is recognized immediately in earnings. The VIE, and therefore North Atlantic, did not recognize any gain or loss due to hedge ineffectiveness in the consolidated financial statements during year ended December 31, 2014.

Cross currency interest rate swaps not qualified for hedge accounting

At December 31, 2014 we had outstanding cross currency interest rate swaps with a principal amount of $253.5 million (December 31, 2013: $253.5 million). These agreements, entered into in October 2013, do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the Consolidated Statement of Operations under " Gain/(loss) on derivative financial instruments." The total fair value of cross currency interest rate swaps outstanding at December 31, 2014 amounted to a liability of $64.4 million (December 31, 2013: liability $13.1 million). The fair value of the cross currency interest rate swaps are classified as other current liabilities in the balance sheet.

Foreign currency risk management

The Company uses foreign currency forward contracts and other derivatives to manage its exposure to foreign currency risk on certain assets, liabilities and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the balance sheet under other current assets if the contracts have a net positive fair value, and under other short-term liabilities if the contracts have a net negative fair value. At December 31, 2014, the Company had forward contracts to sell $60 million between January 2015 and May 2015 at exchange rates ranging from NOK6.37 to NOK6.49 per US dollar. The total fair value of currency forward contracts at December 31, 2014 amounted to $8.4 million liability (December 31, 2013: $0.8 million asset and liability $1 million).

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
Fair values
The carrying value and estimated fair value of the Company’s financial instruments at December 31, 2014 and December 31, 2013 are as follows:

	December 31, 2014		December 31, 2013
(In millions of U.S. dollars)	Fair value	Carrying value	Fair value	Carrying value
Cash and cash equivalents	116.2	116.2	84.1	84.1
Restricted cash	11.0	11.0	25.3	25.3
Current portion of long-term debt	218.1	218.1	166.7	166.7
Long-term portion of floating rate debt	1,993.2	2,203.6	1,581.2	1,581.2
Related party debt	254.3	322.7	728.4	700.0

Financial instruments that are measured at fair value on a recurring basis:

(In millions of U.S. dollars)		December 31, 2014		December 31, 2013
		Fair value	Carrying value	Fair value	Carrying value
Assets
Currency forward contracts	Level 2	—	—	0.8	0.8
Interest rate swaps	Level 2	2.7	2.7	5.4	5.4

Liabilities
Currency forward contracts	Level 2	8.4	8.4	1.0	1.0
Interest rate swaps	Level 2	39.0	39.0	47.6	47.6
Cross Currency Swap	Level 2	64.4	64.4	13.1	13.1

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
As of December 31, 2014 and December 31, 2013 liabilities or assets related to financial and derivative instruments are presented at gross amounts and have not been presented net because we do not have the right of offset. The amounts are included in our fair value table above.

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
The fair value of the $600 million 6.25% Senior Unsecured Notes due 2019 and the NOK1,500 million Senior Unsecured Bond at December 31, 2014 is based at the price it is trading at. We have categorized this at level 1 on the fair value measurement hierarchy. This includes $197.7 million of related party debt with a fair value of $129.3 million. The remaining related party debt is categorized at level 2 in the fair value measurement hierarchy and amounts to $125 million.

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

Revenues from the following customers accounted for more than 10% of the Company’s consolidated revenues:

Contract revenue split by client:	Year ended December 31,
	2014	2013	2012
Statoil	38%	57%	46%
Shell	12%	14%	17%
ExxonMobil	13%	12%	8%
KMNG	11%	—	—
Total	12%	13%	16%
BG Consortium	—	—	13%
Other	14%	4%	—
Total	100%	100%	100%

Note 25 – Commitments and contingencies

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

Pledged assets

The book value of assets pledged under mortgages and overdraft facilities at December 31, 2014 was $2,923.5 million.

Newbuilding Commitments
As of December 31, 2014, we had one contractual commitments under newbuilding contracts. The contract is for the construction of one semi-submersible drilling rig which is scheduled to be delivered in Q4 2015. The maturity schedule for the contractual commitments as of December 31, 2014 is as follows:

(In millions of U.S. dollars)	2015	2016	2017	2018	2019	2020 and thereafter
Newbuildings	454.4	—	—	—	—	—

The remaining contractual commitments for West Linus, $360 million, was financed with the $475 million Credit Facility entered into by SFL Linus Ltd in October 2013. Refer also to "Note 16 Long-term interest bearing debt and interest expenses" and "Note 26

Variable Interest Entity" for additional details regarding the facility. For the West Rigel we will need to secure additional financing for the remaining yard installment, which will be due upon delivery.

Leased Premises Commitments
The related operating lease commitments are summarized in the table below:

(In millions of U.S. dollars)	2015	2016	2017	2018	2019	2020 and thereafter
Leased premises	5.1	5.3	5.0	5.0	4.6	12.5

Guarantees
The Company has not issued any guarantees in favor of third parties.
Note 26 - Variable Interest Entity (VIE)

As of December 31, 2014, the Company leased a newbuild jack-up rig from a VIE under a finance lease. The shares in North Atlantic Linus Ltd, that owned the newbuild jack-up rig, was sold by the Company to Ship Finance Ltd on June 30, 2013, while the West Linus rig was simultaneously leased back by the Company on a bareboat charter contract for a term of 15 years. The Company has four options to repurchase the unit during the charter period, and Ship Finance has an option to sell the asset at the end of the 15 year lease period. The following table gives a summary of the sale and leaseback arrangement, as of December 31, 2014:

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

The Company has determined that the Ship Finance subsidiary, which owns the rig, is a variable interest entity (VIE), and that North Atlantic is the primary beneficiary of the risks and rewards connected with the ownership of the rig and the charter contract. Accordingly, the VIE is consolidated in our financial statements. The Company did not record any gain or loss from the sale of the shares, as the assets and liabilities continued to be reported at its original cost in the Company's consolidated balance sheet at the time of the transaction. At December 31, 2014, the asset is reported under Newbuildings in the Company’s consolidated balance sheet. Refer also to "Note 23 Related party transactions" for additional details about the sales and leaseback contract.

The bareboat charter rate is set on the basis of a Base LIBOR Interest Rate for the bareboat charter contract, and thereafter adjusted for differences between the LIBOR fixing each month and the Base LIBOR Interest Rate for the contract. A summary of the bareboat charter rate per day is given below. The amounts shown are based on the Base LIBOR Interest Rate.
(In thousands of US$)

Unit	Base LIBOR interest rate	From delivery date until commencement date	2014	2015	2016	2017
West Linus	1%	85	222	222	222	222

The assets and liabilities in the accounts of the VIE as at December 31, 2014 and 2013 are as follows:

	December 31, 2014	December 31, 2013
(In millions of US$)	SFL Linus Ltd	SFL Linus Ltd
Related party receivables	14.3	—
Total current assets	14.3	—

Drilling unit	574.5	195.0
Total non-current assets	574.5	195.0

Total assets	588.8	195.0

Current position of long-term debt	51.5	—
Total current liabilities	51.5	—

Interest bearing debt	399.7	—
Non-current related party liability	125.0	195.0
Derivative instruments - payable	2.5	2.3
Total non-current liabilities	527.2	197.3

Accummulated Other Comprehensive loss	(2.3)	(2.3)
Retained earnings	12.4	—
Total stockholders' equity	10.1	(2.3)
Total liabilities and stockholders' equity	588.8	195.0

Book value of the unit in the Company’s consolidated accounts	581.0	162.0

Note 27 - Non-controlling interest

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

Changes in non-controlling interest in 2014, 2013 and 2012 are as follows;

(In millions of U.S. dollars)	Ship Finance	Total
December 31, 2012	—	—
Changes in 2013	(2.3)	(2.3)
2013 net (loss)/income	—	—
December 31, 2013	(2.3)	(2.3)
Changes in 2014	—	—
2014 net (loss)/income	12.4	12.4
December 31, 2014	10.1	10.1

Note 28 - Subsequent Events

In February 2015, North Atlantic Drilling received approval from its Norwegian Bondholders to amend the Bond Agreement for its NOK1,500 million Senior Unsecured Bond. Under the terms of the agreement, Seadrill has provided a guarantee for the Bond Issue in exchange for amendments to the covenant package, principally replacing the current financial covenants with the financial covenants within Seadrill's NOK bonds. Refer also to "Note 16 Long-term interest bearing debt and interest expenses and Note 23 Related party transactions."

In February 2015, North Atlantic Drilling received approval to amend its $2,000 million Senior Secured Credit Facility.  Under the terms of the agreement, Seadrill has provided a guarantee for the credit facility in exchange for amendments to the covenant package, principally replacing the existing financial covenants with financial covenants within Seadrill's secured credit facilities. Refer also to "Note 16 Long-term interest bearing debt and interest expenses and Note 23 Related party transactions."

In February 2015, North Atlantic Drilling received approval to amend its $475 million Credit Facility.  Under the terms of the agreement, Seadrill has provided a guarantee for the facility in exchange for amendments to the covenant package, principally replacing financial covenants with financial covenants within Seadrill's secured credit facilities. Refer also to "Note 16 Long-term interest bearing debt and interest expenses and Note 23 Related party transactions."

On March 13, 2015, North Atlantic Drilling has received a notice of termination from Rosneft of the service order for the West Navigator in connection with the Framework Agreement. The drillship was indicatively scheduled to commence operations under its five-year contract with Rosneft during the summer of 2015.

On March 24, 2015, North Atlantic Drilling received a notice of termination from Rosneft of the service order for the Energy Endeavor, a jackup rig owned by the related party Northern Offshore, in connection with the Framework Agreement. The rig was indicatively scheduled to commence operations under its two and a half year contract with Rosneft during the summer of 2015. Backlog related to this service order has never been included in NADL’s contract backlog.

Rosneft Framework Agreement
On May 26, 2014, North Atlantic Drilling entered into an Investment and Co-Operation Agreement with Seadrill and Rosneft to pursue onshore and offshore growth opportunities in the Russian market.
In connection with the Investment and Co-Operation Agreement, on August 20, 2014, North Atlantic Drilling entered into a Framework Agreement with Seadrill and Rosneft, pursuant to which Rosneft agreed to sell, and North Atlantic Drilling agreed to purchase, 100% of the capital of Rosneft’s Russian land drilling subsidiary, RN Burenie LLC, together with its subsidiaries, in exchange for such number of newly issued common shares of North Atlantic Drilling, based on an agreed share price of $9.25 per share, as payment of the agreed purchase price, subject to certain cash adjustments. As part of this transaction, Rosneft has agreed to purchase additional shares in North Atlantic Drilling at closing, at the same price, to increase its aggregate ownership interest in North Atlantic Drilling to at least 30%. In addition, the Framework Agreement provides that Rosneft is entitled to receive additional shares of North Atlantic Drilling following the commencement of certain offshore drilling contracts awarded by Rosneft to us. The Framework Agreement also provides that Seadrill and Rosneft will enter into a Shareholder Agreement to reflect certain agreements relating to North Atlantic Drilling and the shares owned by Seadrill and Rosneft in North Atlantic Drilling, including, among other things, certain restrictions on such stockholders’ rights to vote, standstill restrictions and rights of first refusal. The Framework Agreement also contains customary closing conditions, including the necessary corporate approvals from Rosneft, and certain termination rights.
The original Framework Agreement provided for a closing date of no earlier than November 10, 2014, and that the agreement would terminate if the transaction had not closed by December 31, 2014. On November 7, 2014 the parties mutually agreed to extend the date of termination of the Framework Agreement until May 31, 2015, and on April 16, 2015, the parties mutually agreed to further extend the date of termination of the Framework Agreement until May 31, 2017, whereby both parties can effectively terminate the Framework Agreement and / or any offshore drilling contracts at any time prior to May 31, 2017 at no cost. The parties have agreed to use their reasonable endeavours to renegotiate, by no later than May 31, 2017, the terms of the transactions contemplated in the Framework Agreement, the characteristics of the transactions contemplated in the Framework Agreement, and the terms of the related offshore drilling contracts. During this time, North Atlantic Drilling is permitted to market its offshore drilling rigs subject to existing drilling contracts with Rosneft, enter into binding contracts with third parties in respect of those rigs, delay the mobilization of those rigs under the Rosneft contracts in order to comply with the terms of any contracts with third parties, delay the construction or delivery of any of those rigs, and extend the construction period or shipyard stay of any of those rigs.
North Atlantic Drilling can provide no assurances that it will be able to reach an agreement with Rosneft by May 31, 2017. Even if an agreement is reached, the terms of such agreement may differ materially from the terms contemplated in the original Framework Agreement as summarized herein.