Form 20-F
period 2016-12-31
North Atlantic Drilling Ltd.
filed 2017-04-27
CIK 1560186

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________
FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________________ to _________________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report _________________
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

As of December 31, 2016, there were 24,114,232 shares of common stock, par value $0.10 per share, of the Registrant's common stock outstanding

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See the definitions of “large accelerated filer” and “accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☑	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

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

EXPLANATORY NOTE

Throughout this annual report, unless the context otherwise requires, references to “NADL,” the “Company,” “we,” “us,” “Group,” “our” and words of similar import refer to North Atlantic Drilling Limited, its subsidiaries and its other consolidated entities.

As previously announced on February 22 and February 28, 2017, we concluded that, because of misstatements identified in our previously issued financial statements for the years ended December 31, 2015 and December 31, 2014, we are restating our financial statements for the years ended December 31, 2014 and December 31, 2015. We are also presenting the impact of the correction of the misstatements on the unaudited consolidated statements of operations, consolidated statements of comprehensive income/(loss), consolidated balance sheets and consolidated statements of cash flows for the quarters ended March 31, June 30 and September 30, 2016. As a result, our previously issued financial statements for the years ended December 31, 2015 and December 31, 2014 and the related reports of our independent registered public accounting firm thereon, and the previously issued unaudited financial statements in relation to each quarter in the year ended December 31, 2015 and December 31, 2014 and the quarters ended March 31, June 30 and September 30, 2016, should no longer be relied upon.

The misstatements relate to the fair value accounting principles applied under accounting principles generally accepted in the United States, or U.S. GAAP, to our interest rate and cross currency swap portfolio, referred to hereafter as the “Derivative valuation adjustments”. In addition to these errors, the restated financial statements also include adjustments to correct certain other immaterial errors. The effect of the Derivative valuation adjustments was a reduction in the book value of the liabilities related to derivative financial instruments.

The adjustments made have no impact on our financial covenant compliance for the current or previously reported periods. A summary of the impact to shareholders' equity as of December 31, 2014, December 31, 2015, and the quarters ended March 31, June 30 and September 30, 2016 is given below:

(In US$ millions)	December 31, 2014	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016
Shareholders' equity as previously reported	451.5	392.2	387.9	402.4	391.3
Total adjustments	16.5	38.3	43.3	38.6	41.6
Shareholders' equity as restated	468.0	430.5	431.2	441.0	432.9

Please refer to "Note 27 – Restatement of Previously Issued Financial Statements" of our consolidated financial statements included in this annual report on Form 20-F for line item adjustments and other information as a result of the restatement.

Our management has also determined that there was a control deficiency relating to the accounting for the Derivative valuation adjustments, which gave rise to this restatement and constituted a material weakness in our internal control over financial reporting. The material weakness, and our process for remediation thereof, are further described in "Item 15. Controls and Procedures" of this annual report on Form 20-F.

To further review the effects of the misstatements identified and the restatement adjustments, please see Items 3, 5, 11, 15 and 18 in this annual report on Form 20-F.

The previously filed annual reports on Form 20-F and quarterly reports on Form 6-K for the periods affected by the restatement have not been amended. Accordingly, investors should no longer rely upon our previously released financial statements for these periods and any earnings releases or other communications relating to these periods. You should instead only rely upon the restated consolidated financial statements, report of our independent registered public accounting firm, and related financial information for 2015 and 2014 contained in this annual report on Form 20-F or in future filings with the Commission (as applicable). All amounts in this annual report on Form 20-F affected by the restatement adjustments reflect such amounts as restated.

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

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere in this annual report, and in the documents incorporated by reference in this annual report, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•
the impact of active negotiations and contingency planning efforts with respect to a comprehensive restructuring of our debt, the outcome of which is uncertain and which we expect will involve schemes of arrangement or Chapter 11 proceedings;

•
factors related to the offshore drilling market, including changes in oil and gas prices and the state of the global economy on market outlook for our various geographical operating sectors and classes of rigs;

•	supply and demand for drilling units and competitive pressure on utilization rates and dayrates;

•	customer contracts, including contract backlog, contract commencements, contract terminations, contract option exercises, contract revenues, contract awards and rig mobilizations;

•	the repudiation, nullification, modification or renegotiation of drilling contracts;

•	delays in payments by, or disputes with our customers under our drilling contracts;

•	fluctuations in the market value of our drilling units and the amount of debt we can incur under certain covenants in our debt financing agreements;

•	the liquidity and adequacy of cash flow for our obligations;

•	our ability to successfully employ our drilling units;

•	our ability to procure or have access to financing;

•	our expected debt levels;

•	our ability to comply with certain covenants in our debt financing agreements;

•	credit risks of our key customers;

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

•	the level of expected capital expenditures, our expected financing of such capital expenditures and the timing and cost of completion of capital projects;

•	fluctuations in interest rates or exchange rates and currency devaluations relating to foreign or U.S. monetary policy;

•	effects of remediation efforts to address the material weakness discussed in the Explanatory Note above and "Item 15. Controls and Procedures" below;

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

References in this annual report to “Seadrill” refer to Seadrill Limited, our parent and majority shareholder.

References in this annual report to “Statoil,” “ConocoPhillips,” “Shell,” “Total,” “ExxonMobil,” “KMNG,” “Jurong” and “Rosneft” refer to Statoil ASA, Conoco Phillips Company, Royal Dutch Shell, Total S.A., Exxon Mobil Corporation, Karmorneftegaz SARL, Jurong Shipyard Pte Ltd. and Rosneft Oil Company, respectively, and certain of each of their subsidiaries that are our current or former customers.

Unless otherwise indicated, all references to “US$” and “$” in this annual report are to, and amounts are presented in, U.S. dollars and all references to “NOK” are to Norwegian kroner. References in this annual report to “ft” means “feet.”

References in this annual report to our common shares are adjusted to reflect the consolidation of our common shares through a one-for-ten reverse stock split, which became effective on December 31, 2015.

A.    Selected Financial Data
Our selected statement of operations and other financial data with respect to the fiscal years ended December 31, 2016, 2015 and 2014 and our selected balance sheet data with respect to the fiscal years ended December 31, 2016 and 2015 have been derived from our consolidated financial statements included in Item 18 of this annual report, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Our selected statement of operations and other financial data for the fiscal years ended December 31, 2013 and 2012 and our selected balance sheet data with respect to the fiscal years ended December 31, 2014, 2013 and 2012 have been derived from our consolidated and combined consolidated carve-out financial statements and are not included herein.

The following financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the notes thereto, which are included herein. Furthermore, the information below has been adjusted to reflect the impact of the restatement of our financial results as described in "Note 27 - Restatement of previously issued Financial Statements" to our consolidated financial statements in this annual report. Our financial statements are maintained in U.S. dollars. We refer you to the notes to our consolidated financial statements for a discussion of the basis on which our consolidated financial statements are prepared, and we draw your attention to statement regarding going concern as described in "Note 1 - General information".

(in millions of U.S. dollars except common share and per share data)	Year ended December 31,
	2016	2015	2014	2013	2012
		Restated	Restated
Statement of Operations Data
Total operating revenues	534.7	747.7	1,263.7	1,324.3	1,044.7
Net operating income/(loss)	90.8	97.5	(116.4)	360.6	404.1
Net (loss)/income	(52.4)	(56.8)	(304.0)	235.6	181.7
(Loss)/Earnings per share, basic and diluted (1)	(2.77)	(3.03)	(13.18)	10.35	8.25
Dividends declared per share (1)	—	—	4.80	9.05	9.00
Weighted average common shares outstanding, in millions	24.1	24.1	24.0	22.8	22.0

(in millions of U.S. dollars except common share and per share data)	Year ended December 31,
	2016	2015	2014	2013	2012
		Restated	Restated
Balance Sheet Data (at end of period):
Cash and cash equivalents	68.7	150.9	116.2	84.1	98.4
Drilling rigs	2,528.8	2,738.0	2,923.5	2,377.8	2,416.2
Newbuildings	—	—	172.6	312.9	248.7
Goodwill	—	—	—	480.6	480.6
Total assets (2)	2,918.4	3,255.1	3,651.0	3,679.0	3,916.8
Interest bearing debt (including current portion)	2,280.2	2,434.9	2,706.8	2,427.6	2,430.8
Total equity	386.0	457.0	468.0	857.5	838.1
Common shares outstanding	2.4	2.4	1,205.7	1,138.1	1,138.1

Other Financial Data:
Net cash provided by continuing operations	128.7	339.9	199.1	425.2	254.2
Net cash used in investing activities from continuing operations	1.3	(39.0)	(447.5)	(103.9)	(238.8)
Net cash (used in)/provided by financing activities from continuing operations	(218.2)	(264.1)	271.2	(334.0)	(64.6)
____________________

(1)
As a result of the 1-for-10 reverse stock split and related reduction in authorized capital in 2015, the earnings per share and dividends declared per share have been retrospectively adjusted by a factor of 10 for the years ended December 31, 2014, 2013, and 2012. Please see "Note 17–Common share capital" to our consolidated financial statements included herein for more information.

(2)
Historically, we presented balances due to or from Ship Finance International Limited (NYSE: "SFL"), or Ship Finance, on a gross basis. Beginning on June 30, 2015 we elected to present this on a net basis, due to the fact that the right of offset is established in the long-term loan agreements, and the balances are intended to be settled on a net basis, providing a more appropriate description of our related party net debt position. Accordingly, we have represented from amounts due from related parties (current assets) to offset against long-term debt due to related parties (non-current liabilities). The total amounts represented were $0 million as at December 31, 2015, $14.3 million as at December 31, 2014, $0 million as at December 31, 2013, and $0 million as at December 31, 2012.

B.    Capitalization and Indebtedness
Not applicable.
C.    Reasons for the Offer and Use of Proceeds
Not applicable.
D.    Risk Factors

Our assets are primarily engaged, or intended to engage, in offshore contract drilling for the oil and gas industry in harsh environments in the territorial waters and outer continental shelf jurisdiction of Norway, the United Kingdom, Ireland, Denmark, the Netherlands, the east coast of Greenland, Russia (west of the island of Diksonskiy) and all countries within the Baltic Sea and the Gulf of Bothnia, which we refer to as the "North Atlantic Region," including ultra-deepwater environments. The following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the market and ownership of our securities. The occurrence of any of the events described in this section could materially and negatively affect our business, financial condition, operating results, cash available for the payment of dividends, or the trading price of our common shares. Unless otherwise indicated, all information concerning our business and our assets is as of December 31, 2016. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Relating to Our Company and Industry

The success and growth of our business depends on the level of activity in the offshore oil and gas industry generally, and the drilling industry specifically, which are both highly competitive and cyclical, with intense price competition.
Our business depends on the level of oil and gas exploration, development and production in offshore areas worldwide that is influenced by oil and gas prices and market expectations of potential changes in these prices.

Oil and gas prices are extremely volatile and are affected by numerous factors beyond our control, including, but not limited to, the following:

•	worldwide production and demand for oil and gas and geographical dislocations in supply and demand;

•	the cost of exploring for, developing, producing and delivering oil and gas;

•	expectations regarding future energy prices and production;

•	advances in exploration, development and production technology;

•	the ability of the Organization of Petroleum Exporting Countries or OPEC, to set and maintain levels and pricing;

•	the level of production in non-OPEC countries;

•	international sanctions on oil-producing countries, or the lifting of such sanctions;

•	government regulations, including restrictions on offshore transportation of oil and natural gas;

•	local and international political, economic and weather conditions;

•	domestic and foreign tax policies;

•	the development and exploitation of alternative fuels and unconventional hydrocarbon production, including shale;

•	worldwide economic and financial problems and the corresponding decline in the demand for oil and gas and, consequently, our services;

•
the policies of various governments regarding exploration and development of their oil and gas reserves, accidents, severe weather, natural disasters and other similar incidents relating to the oil and gas industry; and

•
the worldwide political and military environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East, Eastern Europe or other geographic areas or further acts of terrorism in the United States, Europe or elsewhere.

Declines in oil and gas prices for an extended period of time, or market expectations of potential decreases in these prices, have and could continue to negatively affect our future performance.

Continued periods of low demand can cause excess rig supply and intensify competition in our industry which often results in drilling rigs, particularly older and less technologically-advanced drilling rigs, being idle for long periods of time. We cannot predict the future level of demand for drilling rigs or future conditions of the oil and gas industry with any degree of certainty. In response to the decrease in the prices of oil and gas, a number of our oil and gas company customers have announced significant decreases in budgeted expenditures for offshore drilling. Any future decrease in exploration, development or production expenditures by oil and gas companies could further reduce our revenues and materially harm our business.

In addition to oil and gas prices, the offshore drilling industry is influenced by additional factors, which could reduce demand for our services and adversely affect our business, including:

•	the availability and quality of competing offshore drilling units;

•	the availability of debt financing on reasonable terms;

•	the level of costs for associated offshore oilfield and construction services;

•	oil and gas transportation costs;

•	the level of rig operating costs, including crew and maintenance;

•	the discovery of new oil and gas reserves;

•	the political and military environment of oil and gas reserve jurisdictions; and

•	regulatory restrictions on offshore drilling.

The offshore drilling industry is highly competitive and fragmented and includes several large companies that compete in many of the markets we serve, as well as numerous small companies that compete with us on a local basis. Offshore drilling contracts are generally awarded on a competitive bid basis or through privately negotiated transactions. In determining which qualified drilling contractor is awarded a contract, the key factors are pricing, rig availability, rig location, the condition and integrity of equipment, its record of operating efficiency, including high operating uptime, technical specifications, safety performance record, crew experience, reputation, industry standing and customer relations. Our operations may be adversely affected if our current competitors or new market entrants introduce new drilling rigs with better features, performance, prices or other characteristics compared to our drilling rigs, or expand into service areas where we operate.

Competitive pressures and other factors may result in significant price competition, particularly during industry downturns, which could have a material adverse effect on our results of operations and financial condition.

The current downturn in activity in the oil and gas drilling industry has had and is likely to continue to have an adverse impact on our business and results of operations.
The oil and gas drilling industry is cyclical, and is currently in a prolonged downcycle. The price of Brent crude has fallen from $115 per barrel in June 2014 to a low of $30 per barrel in January 2016. As at April 21, 2017, the price of Brent crude was approximately $52 per barrel. The significant decrease in oil and natural gas prices is expected to continue to reduce many of our customers’ demand for our services in 2017 due to significant decreases in budgeted expenditures for offshore drilling.

Declines in capital spending levels, coupled with additional newbuild supply, are likely to continue to intensify price competition and put significant pressure on dayrates and utilization of our rigs.

If we are unable to secure contracts for our drilling units upon the expiration of our existing contracts, we may idle or stack our units. When idled or stacked, drilling units do not earn revenues, but continue to require cash expenditures for crews, fuel, insurance, berthing and associated items. We currently have four idle units, either “warm stacked,” which means the rig is kept operational and ready for redeployment, and maintains most of its crew, or “cold stacked,” which means the rig is stored in a harbor, shipyard or a designated offshore area, and the crew is reassigned to an active rig or dismissed. Without new drilling contracts or additional financing being available when needed or available only on unfavorable terms, we will be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional drilling unit acquisitions or otherwise take advantage of business opportunities as they arise.

In the current environment our customers may also seek to cancel or renegotiate our contracts for various reasons, including adverse conditions, resulting in lower dayrates. Our inability, or the inability of our customers to perform, under our or their contractual obligations may have a material adverse effect on our financial position, results of operations and cash flows.

From time to time, we are approached by potential buyers for the outright purchase of some of our drilling units, businesses, or other fixed assets. We may determine that such a sale would be in our best interests and agree to sell certain drilling units or other assets. Such a sale could have an impact on short-term liquidity and net income. We may recognize a gain or loss on disposal depending on whether the fair value of the consideration received is higher or lower than the carrying value of the asset.

Further, as a result of the current market downturn, over the past year we and Seadrill have been engaged in extensive discussions with our secured lenders and potential new money investors regarding the terms of a comprehensive restructuring. These discussions have also included an ad hoc committee of bondholders.  The key goals of Seadrill's restructuring continues to be building a bridge to a recovery and achieving a sustainable capital structure. Seadrill currently believes that material additional amendments to the terms of its credit facilities will be necessary to raise the required new capital.  Feedback from certain stakeholders and potential new money providers also indicate that a comprehensive and consensual agreement will likely require conversion of Seadrill's bonds to equity.  Under such circumstances, the new capital raise and any resulting debt conversion would likely result in substantial dilution to current shareholders and potential losses for other financial stakeholders. In the event a consensual restructuring agreement is not concluded or an agreement to additional extensions is not reached, we are also preparing various contingency plans, including potential schemes of arrangement or Chapter 11 proceedings under the U.S. Bankruptcy Code.

We do not know when the market for offshore drilling units may recover, or the nature or extent of any future recovery. There can be no assurance that the current demand for drilling rigs will not further decline in future periods. The continued or future decline in demand for drilling rigs would adversely affect our financial position, operating results and cash flows.

We, and Seadrill, are in ongoing comprehensive restructuring negotiations, which create significant uncertainty, which may result in impairment, losses or substantial dilution for shareholders and which will likely involve schemes of arrangement in the United Kingdom or Bermuda or proceedings under Chapter 11 of Title 11 of the United States Code.
We, and Seadrill, are engaged in ongoing negotiations with our and Seadrill's lending banks and potential new money investors. These discussions have also included an ad hoc committee of our and Seadrill's bondholders. While the ad hoc committee of bondholders is not presently restricted, they have indicated a willingness to become restricted again in the future if appropriate.

The key goals of these restructuring efforts continue to be building a bridge to a recovery and achieving a sustainable capital structure. We believe that material additional amendments to the terms of our credit facility will be necessary to effectuate a comprehensive restructuring.  Feedback from certain stakeholders and potential new money providers also indicate that a comprehensive and consensual agreement will likely require a substantial impairment or conversion of our bonds to equity, as well as impairment, losses or substantial dilution for other stakeholders. As a result, we currently expect that our shareholders are likely to receive minimal recovery for their existing shares.

We, and Seadrill, have agreed to amendments to our secured credit facilities as one component of the broader effort to effectuate a comprehensive restructuring. These amendments include a milestone, which is currently July 31, 2017, by which Seadrill and its majority owned and controlled subsidiaries, including us, are required to implement a comprehensive restructuring plan. Failure to meet or extend this milestone may result in events of default under our credit facility and other funded debt.

We expect the implementation of a comprehensive restructuring plan will likely involve schemes of arrangement in the United Kingdom or Bermuda or proceedings under Chapter 11 of Title 11 of the United States Code. We are preparing accordingly and have retained financial advisers and legal counsel. There is inherent uncertainty in the completion of this comprehensive restructuring process, and therefore we are also preparing various contingency plans in the event a consensus agreement is not reached.

The outcome of these comprehensive restructuring negotiations and contingency planning efforts is uncertain, and further developments could adversely affect our business and result in impairment, losses or substantial dilution for stakeholders, and may impair our ability to continue as a going concern.

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

The covenants in our credit facilities impose operating and financial restrictions on us, breach of which could result in a default under the terms of these agreements, which could accelerate our repayment of funds that we have borrowed.
Our debt agreements impose operating and financial restrictions on us. These restrictions may prohibit or otherwise limit our ability to undertake certain business activities without consent of the lending banks. These restrictions include:

•	executing other financing arrangements;

•	incurring additional indebtedness;

•	creating or permitting liens on our assets;

•	selling our drilling units or the shares of our subsidiaries;

•	making investments;

•	changing the general nature of our business;

•	paying dividends to our shareholders;

•	changing the management and/or ownership of the drilling units;

•	making capital expenditures; and

•	competing effectively to the extent our competitors are subject to less onerous restrictions.

Therefore, we will need to seek permission from our lenders in order to engage in certain corporate actions. Our lenders’ interests may be different from ours and we may not be able to obtain our lenders’ permission when needed. This may limit our long term ability to pay dividends to you, if we determine, and are able, to do so in the future, finance our future operations or capital requirements, make acquisitions or pursue business opportunities. Our ability to comply with the restrictions and covenants, including financial ratios and tests, contained in our financing agreements is dependent on our future performance and may be affected by events beyond our control, including prevailing economic, financial and industry conditions. As at December 31, 2016, we had $1.4 billion of interest-bearing debt secured by, among other things, liens on our drilling units. Please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for more information on our liquidity outlook and financial covenants.

For example, in February 2015, we received approval to amend the agreements for our NOK 1,500 million senior unsecured bond, $2,000 million senior secured credit facility, and $475 million secured term loan. Under the terms of each agreement, Seadrill provides guarantees for the bonds and credit facilities in exchange for amendments to the covenant package, principally replacing the previous financial covenants with Seadrill's financial covenants, which are measured at the Seadrill consolidated level. For example, in May 2015, we agreed with our lenders to amend the leverage ratio covenant under our senior secured credit facilities until January 1, 2017, and as a result, so long as the amended ratio is in effect, we are restricted from, among other things, paying dividends and repurchasing our own shares. Further, under certain of these loan agreements, our indebtedness thereunder may be subject to an additional interest margin. In addition, in April 2016, we agreed with our lenders, among other things, to amend the equity ratio, leverage ratio, minimum value clauses, and minimum liquidity under our secured credit facilities until June 30, 2017. In addition, in April 2017, we agreed with our lenders, extended the amendment period until September 30, 2017.

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

If we or Seadrill are unable to comply with the restrictions and covenants in the agreements governing our indebtedness or in current or future debt financing agreements, there could be a default under the terms of those agreements. If a default occurs under these agreements, lenders could terminate their commitments to lend and/or accelerate the outstanding loans and declare all amounts borrowed due and payable. All of our external facility agreements contain cross-default provisions, meaning that if we are in default under one of our loan agreements, amounts outstanding under our other loan agreements may also be in default, accelerated and become due and payable. We also pledge our drilling rigs as security for our indebtedness. If our lenders were to foreclose on our drilling rigs in the event of a default, this may adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. In addition, all of our loan agreements contain cross-default provisions, meaning that if we are in default under one of our loan agreements, amounts outstanding under our other loan agreements may also be accelerated and become due and payable.

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

Seadrill may not honor its guarantee of our debt.
Seadrill guarantees our NOK 1,500 million senior unsecured bond, our $2,000 million Senior Secured Credit Facility, and our charter payments to SFL Linus Ltd in connection with its $475 million secured term loan, which is consolidated in our financial statements. Our current and future indebtedness could also affect our future operations, as a portion of our cash flow from operations will be dedicated to the payment of interest and principal on such debt and will not be available for other purposes. Covenants contained in our debt agreements require Seadrill to meet certain financial tests and non-financial tests, which may affect our flexibility in planning for, and reacting to, changes in our business or economic conditions, may limit our ability to dispose of assets or place restrictions on the use of proceeds from such dispositions, withstand current or future economic or industry downturns and compete with others in our industry for strategic opportunities, and may limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes. Cross-default clauses exist between our secured credit facilities and bonds and Seadrill's debt.

We are highly dependent on Seadrill and its affiliates to assist us in operating our business. Any inability of Seadrill or its associates to honor its guarantees of our debt or provide us with sufficient liquidity could negatively impact our business. Please see “—We are a holding company dependent on our subsidiaries and certain affiliates of Seadrill, including Seadrill Management AS, or Seadrill Management, to assist us in operating and satisfying our financial obligations" below.

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

Pursuant to a services agreement between us and Seadrill Management, or the Services Agreement, Seadrill Management provides us with treasury and financial advisory services, insurance placement and building supervisory services. We also receive corporate, secretarial and certain other administrative services relating to the jurisdiction of Bermuda from Frontline Management (Bermuda) Ltd. under the Services Agreement with Seadrill Management. In addition, we receive management services from Seatankers Management Norway AS. Pursuant to our cooperation agreement with Seadrill, or the Cooperation Agreement, we also have the right of first refusal to participate in any business opportunity identified by Seadrill for drilling activities in the North Atlantic Region and have provided Seadrill with a right of first refusal to participate in any business opportunity identified by us for drilling activities outside the North Atlantic Region. Our operational success and ability to execute our growth strategy will depend significantly upon the satisfactory performance of these agreements. Our business will be harmed if Seadrill and its affiliates fail to perform satisfactorily under these agreements, if they cancel their agreements with us or if they stop providing these services to us. Please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

For example, on January 31, 2017, we entered into a $25 million revolving credit facility with Seadrill, which was originally set to mature on March 31, 2017, and then was extended until April 30, 2017. On April 25, 2017, the revolving credit facility was increased to $50 million and extended to June 30, 2017. This interim funding arrangement has been put in place while comprehensive restructuring negotiations continue at both companies.

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

Our customers may seek to cancel or renegotiate their contracts to include unfavorable terms such as unprofitable rates, particularly in the circumstance that operations are suspended or interrupted.
In the current market some of our customers may seek to terminate their agreements with us. Some of our customers have the right to terminate their drilling contracts without cause upon the payment of an early termination fee. The general principle is that such early termination fee shall compensate us for lost revenues less operating expenses for the remaining contract period; however, in some cases, such payments may not fully compensate us for the loss of the drilling contract.

For example, on September 27, 2016, we received a notice of termination from Statoil for the West Epsilon drilling contract, which was effective upon the rig completing its activities mid-October. Pursuant to the termination provisions in the contract, we received a lump sum payment of approximately $11 million.

Under certain circumstances our contracts may permit customers to terminate contracts early without the payment of any termination fees, as a result of non-performance, periods of downtime or impaired performance caused by equipment or operational issues, or sustained periods of downtime due to force majeure events beyond our control. In addition, national oil company customers may have special termination rights by law. During periods of challenging market conditions, we may be subject to an increased risk of our customers seeking to repudiate their contracts, including through claims of non-performance.

In the current environment our customers may seek to renegotiate our contracts using various techniques, including threatening breaches of contract and applying commercial pressure, resulting in lower dayrates or the cancellation of contracts with or without any applicable early termination payments.

Reduced day rates in our customer contracts and cancellation of drilling contracts (with or without early termination payments) may lead to reduced revenues from our operations and performance of our business and adversely affect our performance.

Our contract backlog for our fleet of drilling units may not be realized.
As of April 21, 2017, our contract backlog was approximately $1,600 million, including the recently announced awards and extensions. The contract backlog presented in this annual report and our other public disclosures is only an estimate. The actual amount of revenues earned and the actual periods during which revenues are earned will be different from the contract backlog projections due to various factors, including shipyard and maintenance projects, downtime and other events within or beyond our control. In addition, we or our customers may seek to cancel or renegotiate our contracts for various reasons, including adverse conditions, such as the current environment, resulting in lower dayrates. In some instances, there is an option for a customer to terminate a drilling contract prematurely for convenience on payment of an early termination fee. However, this fee may not adequately compensate us for loss of this drilling contract.

For example, on September 27, 2016, we received a notice of termination from Statoil for the West Epsilon drilling contract, resulting in a potential backlog reduction.

Our inability, or the inability of our customers to perform, under our or their contractual obligations may have a material adverse effect on our financial position, results of operations and cash flows.

We may not be able to renew or obtain new and favorable contracts for our drilling units whose contracts which have expired or been terminated.
During the recent period of high utilization and high dayrates, which we now believe ended in early 2014, industry participants ordered the construction of new drilling units, which resulted in an over-supply and caused, in conjunction with deteriorating industry conditions, a subsequent decline in utilization and dayrates when the new drilling units entered the market. A relatively large number of the drilling units currently under construction have not been contracted for future work, and a number of units in the existing worldwide fleet are currently off-contract.

As at April 21, 2017, we had one contracts that expire in 2017 (relating to the West Phoenix) and two contract that expires in 2027 and 2028 (relating to the West Linus and West Elara). As at April 21, 2017, we had four units stacked and uncontracted, the West Alpha, West Epsilon, the West Navigator, and the West Venture. Our ability to renew these contracts or obtain new contracts will depend on our customers and prevailing market conditions, which may vary among different geographic regions and types of drilling units.

The over-supply of drilling units will be exacerbated by the entry of newbuild rigs into the market, many of which are without firm drilling contracts. The supply of available uncontracted units has intensified price competition as scheduled delivery dates occur and contracts terminate without renewal, reducing dayrates as the active fleet grows.

If we are not able to obtain new contracts in direct continuation, or if new contracts are entered into at dayrates substantially below the existing dayrates or on terms otherwise less favorable compared to existing contracts terms, our revenues and profitability could be adversely affected. We may also be required to accept more risk in areas other than price to secure a contract which risk we may be unable to push down to other contractors, are unable or unwilling at competitive prices to insure against and which therefore have to be managed by applying other controls. This could lead to us being unable to meet our liabilities in the event of a catastrophic event on one of our rigs.

For example, we entered into a construction contract for one semi-submersible rig, the West Rigel. On December 2, 2015 we entered an agreement with Jurong, among other things, to defer our taking delivery of the West Rigel until June 2017, or the Deferral Period. During the Deferral Period, we will continue to market the rig for employment while the rig remains at the Jurong shipyard in Singapore. If the West Rigel is not contracted for employment on terms acceptable to us or otherwise sold to a third party prior to the expiration of the Deferral Period, NADL and Jurong have agreed to jointly own the rig. For additional information, please see "Item 4. Information on the Company - A. History and Development of the Company." In view of current market conditions, we believe that it is unlikely that we will be able to secure acceptable employment for the rig prior to the expiry of the Deferral Period, and as a result, we expect that the rig will be jointly owned with Jurong. Accordingly, we have classified the West Rigel as “Held for Sale” as of December 31, 2016. To the extent we delay taking delivery of, or are unable to take full delivery of, the West Rigel, we would be prevented from realizing potential revenues from this rig, which would adversely affect our financial position, results of operations and cash flows.

The market value of our drilling units we have commissioned may decrease.
The market values of drilling units have been trending lower as a result of the recent continued decline in the price of oil, which has impacted the spending plans of our customers. During 2016, the estimated fair value of our drilling units, based upon various broker valuations, has decreased by approximately 21.5%. If the offshore contract drilling industry suffers further adverse developments in the future, the fair market value of our drilling units may decline further. The fair market value of the drilling units that we currently own, or may acquire in the future, may increase or decrease depending on a number of factors, including:

•	the general economic and market conditions affecting the offshore contract drilling industry, including competition from other offshore contract drilling companies;

•	the types, sizes and ages of drilling units;

•	the supply and demand for drilling units;

•	the costs of newbuild drilling units;

•	the prevailing level of drilling services contract dayrates;

•	governmental or other regulations; and

•	technological advances.

If drilling unit values fall significantly, we may have to record an impairment adjustment in our Consolidated Financial Statements, which could adversely affect our financial results and condition. Additionally, if we sell one or more of our drilling units at a time when drilling unit prices have fallen and before we have recorded an impairment adjustment to our Consolidated Financial Statements, the sale price may be less than the drilling unit’s carrying value in our Consolidated Financial Statements, resulting in a loss on disposal and a reduction in earnings and cause us to breach the covenants in our finance agreements. For more information, see "The current downturn in activity in the oil and gas drilling industry has had and is likely to continue to have an adverse impact on our business and results of operations" and "The covenants in our credit facilities impose operating and financial restrictions on us, breach of which could result in a default under the terms of these agreements, which could accelerate our repayment of funds that we have borrowed."

For example, in the year ended December 31, 2015, we recognized an impairment loss of $82 million relating to the West Rigel, as noted above. In addition, if the market value of our drilling units decreases, and we sell any drilling unit at a time when prices for drilling units have fallen, such a sale may result in a loss, which would negatively affect our results of operations.

Under our secured bank credit facilities, we may be required to comply with loan-to-value or minimum-value-clauses, which could require us to post additional collateral or prepay a portion of the outstanding borrowings should the value of the drilling units securing borrowings under each of such agreements decrease below required levels. If we are unable to comply with the restrictions and covenants in the agreements governing our indebtedness or in current or future debt financing agreements, a default could occur under the terms of those agreements.

Our business and operations involve numerous operating hazards, and in the current market we are increasingly required to take additional contractual risk in our customer contracts and we may not be able to procure insurance to adequately cover potential losses.
Our operations are subject to hazards inherent in the drilling industry, such as blowouts, reservoir damage, loss of production, loss of well control, lost or stuck drill strings, equipment defects, punch-throughs, craterings, fires, explosions and pollution. Contract drilling and well servicing requires the use of heavy equipment and exposure to hazardous conditions, which may subject us to liability claims by employees, customers and third parties. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations. Our offshore fleet is also subject to hazards inherent in marine operations, either while on-site or during mobilization, such as capsizing, sinking, grounding, collision, damage from severe weather and marine life infestations. Operations may also be suspended because of machinery breakdowns, abnormal drilling conditions, failure of subcontractors to perform or supply goods or services or personnel shortages. We customarily provide contract indemnity to our customers for claims that could be asserted by us relating to damage to or loss of our equipment, including rigs and claims that could be asserted by us or our employees relating to personal injury or loss of life.

Damage to the environment could also result from our operations, particularly through spillage of fuel, lubricants or other chemicals and substances used in drilling operations, or extensive uncontrolled fires. We may also be subject to property, environmental and other damage claims by oil and gas companies.

Our insurance policies and contractual rights to indemnity may not adequately cover losses, and we do not have insurance coverage or rights to indemnity for all risks. Consistent with standard industry practice, our customers generally assume, and indemnify us against, well control and subsurface risks under dayrate contracts. These are risks associated with the loss of control of a well, such as blowout or cratering, the cost to regain control of or re-drill the well and associated pollution. However, there can be no assurances that these customers will be willing or financially able to indemnify us against all these risks. Customers may seek to cap indemnities or narrow the scope of their coverage, reducing our level of contractual protection. Please see “Our customers may seek to cancel or renegotiate their contracts to include unfavorable terms such as unprofitable rates, particularly in the circumstance that operations are suspended or interrupted".

In addition, a court may decide that certain indemnities in our current or future contracts are not enforceable. For example, in a 2012 decision in a case related to the fire and explosion that took place on the unaffiliated Deepwater Horizon Mobile Offshore Drilling Unit in the Gulf of Mexico in April 2010, or the Deepwater Horizon Incident (to which we were not a party), the U.S. District Court for the Eastern District of Louisiana invalidated certain contractual indemnities for punitive damages and for civil penalties under the U.S. Clean Water Act under a drilling contract governed by U.S. maritime law as a matter of public policy. Further, pollution and environmental risks generally are not totally insurable.

If a significant accident or other event occurs that is not fully covered by our insurance or an enforceable or recoverable indemnity from a customer, the occurrence could adversely affect our performance.

The amount recoverable under insurance may also: be less than the related impact on enterprise value after a loss; not cover all potential consequences of an incident and include annual aggregate policy limits. As a result, we retain the risk through self-insurance for any losses in excess of these limits. Any such lack of reimbursement may cause us to incur substantial costs.

We could decide to retain more risk through self-insurance in the future. This self-insurance results in a higher risk of losses, which could be material, which are not covered by third-party insurance contracts.

No assurance can be made that we will be able to maintain adequate insurance in the future at rates that we consider reasonable, or that we will be able to obtain insurance against certain risks.

We rely on a small number of customers.
Our contract drilling business is subject to the risks associated with having a limited number of customers for our services. Among our four customers for the year ending December 31, 2016, Statoil accounted for 40%, ExxonMobil accounted for 25%, Conoco Phillips accounted for 25% and Total accounted for 10% of our total revenues. Among our four customers for the year ended December 31, 2015, Statoil accounted for 44%, ExxonMobil accounted for 25%, Conoco Phillips accounted for 18%, and Total accounted for 13% of our total revenues. As at April 21, 2017, most of our future contracted revenues, or contract backlog, is contracted with ConocoPhillips.

In addition, mergers among oil and gas exploration and production companies have reduced, and may from time to time further reduce the number of available customers, which would increase the ability of potential customers to achieve pricing terms favorable to them.

Our results of operations could be materially adversely affected if any of our major customers fail to compensate us for our services or take actions outline above. Please see "-Our customers may seek to cancel or renegotiate their contracts to include unfavorable terms such as unprofitable rates, particularly in the circumstance that operations are suspended or interrupted".

We are subject to risks of loss resulting from non-payment or non-performance by our customers and certain other third parties. Some of these customers and other parties may be highly leveraged and subject to their own operating and regulatory risks. If any key customers or other parties default on their obligations to us, our financial results and condition could be adversely affected. Any material non-payment or non-performance by these entities, other key customers or certain other third parties could adversely affect our financial position, results of operations and cash flows.

We may not commence operations under the drilling contracts with Rosneft Oil Company, and we may not close the acquisition of the land drilling business from Rosneft Oil Company.
In July 2014, we entered into six offshore drilling contracts with Rosneft. In August, 2014, we entered into an agreement to acquire a significant portion of Rosneft's land drilling fleet in Russia, along with new five-year contracts awarded by Rosneft for the land drilling units being acquired pursuant to a framework agreement, or the Framework Agreement. In November 2014, we and Rosneft agreed to delay to May 2015 the closing of these transactions that are contemplated in the Framework Agreement and on April 16, 2015, we mutually agreed to further extend the date of termination of the Framework Agreement until May 31, 2017, whereby both parties can effectively terminate the Framework Agreement and / or any offshore drilling contracts at any time prior to May 31, 2017 at no cost. In June 2015, the parties agreed to cancel any restrictions of business included within the terms of the Framework Agreement, and replaced this with a requirement for us, subject to applicable law, to inform Rosneft of any material developments affecting us. Due to recent and ongoing developments and events, we believe that it will be extremely unlikely to close these transactions on the same terms contemplated in the executed agreements.

Our drilling contracts contain fixed terms and day-rates, and consequently we may not fully recoup our costs in the event of a rise in expenses, including operating and maintenance costs and cost-overruns on our new-build projects.
Our operating costs are generally related to the number of units in operation and the cost level in each country or region where the units are located. A significant portion of our operating costs may be fixed over the short term. In order to mitigate the effects of inflation on revenues from term contracts, most of our long-term contracts include escalation provisions. These provisions allow us to adjust the dayrates based on stipulated cost increases, including wages, insurance and maintenance costs. However, actual cost increases may result from events or conditions that do not cause correlative changes to the applicable indices. Furthermore, certain indices are updated semiannually, and therefore may be outdated at the time of adjustment. The adjustments are typically performed on a semi-annual or annual basis. For these reasons, the timing and amount awarded as a result of such adjustments may differ from our actual cost increases, which could adversely affect our financial performance. Some of our long-term contracts contain rate adjustment provisions based on market dayrate fluctuations rather than cost increases. In such contracts, the dayrate could be adjusted lower during a period when costs of operation rise, which could adversely affect our financial performance. Shorter-term contracts normally do not contain escalation provisions. In addition, our contracts typically contain provisions for either fixed or dayrate compensation during mobilization. These rates may not fully cover our costs of mobilization, and mobilization may be delayed, increasing our costs, without additional compensation from the customer, for reasons beyond our control.

In connection with new assignments, we might incur expenses relating to preparation for operations under a new contract. Expenses may vary based on the scope and length of such required preparations and the duration of the contractual period over which such expenditures are amortized.

Equipment maintenance costs fluctuate depending upon the type of activity that the unit is performing and the age and condition of the equipment. Our operating expenses and maintenance costs depend on a variety of factors, including crew costs, provisions, equipment, insurance, maintenance and repairs, and shipyard costs, many of which are beyond our control.

In situations where our drilling units incur idle time between assignments, the opportunity to reduce the size of our crews on those drilling units is limited, as the crews will be engaged in preparing the unit for its next contract. When a unit faces longer idle periods, reductions in costs may not be immediate as some of the crew may be required to prepare drilling units for stacking and maintenance in the stacking period. Should units be idle for a longer period, we will seek to redeploy crew members, who are not required to maintain the drilling unit, to active rigs, to the extent possible. However, there can be no assurance that we will be successful in reducing our costs in such cases.

Operating and maintenance costs will not necessarily fluctuate in proportion to changes in operating revenues. Operating revenues may fluctuate as a function of changes in supply of offshore drilling units and demand for contract drilling services. This could adversely affect our revenue from operations. For more information please see “-The success and growth of our business depends on the level of activity in the offshore oil and gas industry generally, and the drilling industry specifically, which are both highly competitive and cyclical, with intense price competition", “-Our customers may seek to cancel or renegotiate their contracts to include unfavorable terms such as unprofitable rates, particularly in the circumstance that operations are suspended or interrupted" and “-Our contract backlog for our fleet of drilling units may not be realized".

Consolidation and governmental regulation of suppliers may increase the cost of obtaining supplies or restrict our ability to obtain needed supplies
We rely on certain third parties to provide supplies and services necessary for our offshore drilling operations, including, but not limited to, drilling equipment suppliers, catering and machinery suppliers. Recent mergers have reduced the number of available suppliers, resulting in fewer alternatives for sourcing key supplies. With respect to certain items, such as blow-out preventers or BOPs, we are dependent on the original equipment manufacturer for repair and replacement of the item or its spare parts. Such consolidation, combined with a high volume of drilling units under construction, may result in a shortage of supplies and services, thereby increasing the cost of supplies and/or potentially inhibiting the ability of suppliers to deliver on time. These cost increases or delays could have a material adverse effect on our results of operations and result in rig downtime, and delays in the repair and maintenance of our drilling rigs.

We may be unable to obtain, maintain, and/or renew permits necessary for our operations or experience delays in obtaining such permits including the class certifications of rigs
The operation of our drilling units will require certain governmental approvals, the number and prerequisites of which cannot be determined until we identify the jurisdictions in which we will operate on securing contracts for the drilling units. Depending on the jurisdiction, these governmental approvals may involve public hearings and costly undertakings on our part. We may not obtain such approvals or such approvals may not be obtained in a timely manner. If we fail to timely secure the necessary approvals or permits, our customers may have the right to terminate or seek to renegotiate their drilling contracts to our detriment.

Every offshore drilling unit is a registered marine vessel and must be “classed” by a classification society to fly a flag. The classification society certifies that the drilling unit is “in-class,” signifying that such drilling unit has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the drilling unit’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned. Our drilling units are certified as being “in class” by the American Bureau of Shipping, or ABS, Det Norske Veritas and Germanisher Lloyd, or DNV GL, and the relevant national authorities in the countries in which our drilling units operate. If any drilling unit loses its flag, does not maintain its class and/or fails any periodical survey or special survey, the drilling unit will be unable to carry on operations and will be unemployable and uninsurable. Any such inability to carry on operations or be employed could have a material adverse impact on the results of operations.

The international nature of our operations involves additional risks including foreign government intervention in relevant markets.
We operate in various regions throughout the world. As a result of our international operations, we may be exposed to political and other uncertainties, particular in less developed jurisdictions, including risks of:

•	terrorist acts, armed hostilities, war and civil disturbances;

•	acts of piracy, which have historically affected ocean-going vessels;

•	significant governmental influence over many aspects of local economies;

•	the seizure, nationalization or expropriation of property or equipment;

•	uncertainty of outcome in foreign court proceedings;

•	the repudiation, nullification, modification or renegotiation of contracts;

•	limitations on insurance coverage, such as war risk coverage, in certain areas;

•	political unrest;

•	foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;

•	the inability to repatriate income or capital;

•	complications associated with repairing and replacing equipment in remote locations;

•	import-export quotas, wage and price controls, and the imposition of trade barriers;

•	U.S. and foreign sanctions or trade embargoes;

•	compliance with various jurisdictional regulatory or financial requirements;

•	compliance with and changes with taxation;

•	other forms of government regulation and economic conditions that are beyond our control; and

•	governmental corruption.

In addition, international contract drilling operations are subject to various laws and regulations of the countries in which we operate, including laws and regulations relating to:

•	the equipping and operation of drilling units;

•	exchange rates or exchange controls;

•	the repatriation of foreign earnings;

•	oil and gas exploration and development;

•	the taxation of offshore earnings and the earnings of expatriate personnel; and

•	the use and compensation of local employees and suppliers by foreign contractors.

Some foreign governments favor or effectively require (i) the awarding of drilling contracts to local contractors or to drilling rigs owned by their own citizens, (ii) the use of a local agent or (iii) foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These practices may adversely affect our ability to compete in those regions. It is difficult to predict what governmental regulations may be enacted in the future that could adversely affect the international drilling industry. The actions of foreign governments, including initiatives by OPEC, may adversely affect our ability to compete. Failure to comply with applicable laws and regulations, including those relating to sanctions and export restrictions, may subject us to criminal sanctions or civil remedies, including fines, the denial of export privileges, injunctions or seizures of assets.

Compliance with, and breach of, the complex laws and regulations governing international trade could be costly, expose us to liability and adversely affect our operations.
Our business in the offshore drilling industry is affected by laws and regulations relating to the energy industry and the environment in the geographic areas where we operate.

Accordingly, we are directly affected by the adoption of laws and regulations that, for economic, environmental or other policy reasons, curtail exploration and development drilling for oil and gas. For example, on December 20, 2016, the United States President invoked a law that banned offshore oil and gas drilling in large area of the Arctic and the Atlantic Seaboard. It is presently unclear how long this ban will remain in effect. A ban on new drilling in Canadian Arctic waters was announced simultaneously. We may be required to make significant capital expenditures or operational changes to comply with governmental laws and regulations. It is also possible that these laws and regulations may, in the future, add significantly to our operating costs or significantly limit drilling activity.

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

Shipments can be delayed and denied export or entry for a variety of reasons, some of which are outside our control and some of which may result from the failure to comply with existing legal and regulatory regimes. Shipping delays or denials could cause unscheduled operational downtime. Any failure to comply with applicable legal and regulatory trading obligations could also result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from government contracts, the seizure of shipments, and the loss of import and export privileges.

Offshore drilling in certain areas, including arctic areas, has been curtailed and, in certain cases, prohibited because of concerns over protecting of the environment.

New laws or other governmental actions that prohibit or restrict offshore drilling or impose additional environmental protection requirements that result in increased costs to the oil and gas industry, in general, or to the offshore drilling industry, in particular, could adversely affect our performance.

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
Our operations are subject to numerous international, national, state and local laws and regulations, treaties and conventions in force in international waters and the jurisdictions in which our drilling units operate or are registered, which can significantly affect the ownership and operation of our drilling units. These requirements include, but are not limited to the United Nation’s International Maritime Organization, or the IMO, the International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended, or MARPOL, including the designation of Emission Control Areas, or ECAs thereunder, the IMO International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended , or the CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, the International Convention for the Safety of Life at Sea of 1974, as from time to time amended, or SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, the IMO International Convention on Load Lines in 1966, as from time to time amended, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004, or the BWM Convention, the U.S. Oil Pollution Act of 1990, or the OPA, requirements of the U.S. Coast Guard, or the USCG, the U.S. Environmental Protection Agency, or the EPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, the U.S. Outer Continental Shelf Lands Act, certain regulations of the European Union. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or implementation of operational changes and may affect the resale value or useful lifetime of our drilling units. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with them or the impact thereof on the resale prices or useful lives of our rigs. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations.

Environmental laws often impose strict liability for the remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil or chemical spill, for which we are deemed a responsible party, could result in us incurring significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Furthermore, the 2010 explosion of the Deepwater Horizon well and the subsequent release of oil into the Gulf of Mexico, or other similar events, may result in further regulation of the shipping industry, and modifications to statutory liability schemes, thus exposing us to further potential financial risk in the event of any such oil or chemical spill.

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations, and satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition.

Although our drilling units are separately owned by our subsidiaries, under certain circumstances a parent company and all of the unit-owning affiliates in a group under common control engaged in a joint venture could be held liable for damages or debts owed by one of the affiliates, including liabilities for oil spills under OPA or other environmental laws. Therefore, it is possible that we could be subject to liability upon a judgment against us or any one of our subsidiaries.

Our drilling units could cause the release of oil or hazardous substances. Any releases may be large in quantity, above our permitted limits or occur in protected or sensitive areas where public interest groups or governmental authorities have special interests. Any releases of oil or hazardous substances could result in fines and other costs to us, such as costs to upgrade our drilling rigs, clean up the releases and comply with more stringent requirements in our discharge permits. Moreover, these releases may result in our customers or governmental authorities suspending or terminating our operations in the affected area, which could have a material adverse effect on our business, results of operations and financial condition.

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

Failure to comply international anti-corruption legislation, including the U.S. Foreign Corrupt Practices Act 1977 or the UK Bribery Act 2010, could result in fines, criminal penalties, damage to our reputation and drilling contract terminations.
We currently operate, and historically have operated, our drilling units in a number of countries throughout the world, including some with developing economies. Also, our business interaction with national oil companies as well as state or government-owned shipbuilding enterprises and financing agencies puts us in contact with persons who may be considered to be “foreign officials” under the U.S. Foreign Corrupt Practices Act of 1977 or the FCPA and the Bribery Act 2010 of the United Kingdom or the UK Bribery Act.

In order to effectively compete in some foreign jurisdictions, we utilize local agents and/or establish entities with local operators or strategic partners. All of these activities may involve interaction by our agents with government officials. Even though some of our agents and partners may not themselves be subject to the FCPA, the U.K. Bribery Act or other anti-bribery laws to which we may be subject, if our agents or partners make improper payments to government officials or other persons in connection with engagements or partnerships with us, we could be investigated and potentially found liable for violations of such anti-bribery laws and could incur civil and criminal penalties and other sanctions, which could have a material adverse effect on our business and results of operation.

We are subject to the risk that we or our affiliated companies or our or their respective officers, directors, employees and agents may take actions determined to be in violation of anti-corruption laws, including the FCPA and the U.K. Bribery Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. For instance, our affiliated company Sevan has previously disclosed that its predecessor entity, Sevan Drilling ASA, has been accused of breaches of Norwegian law in respect of payments made in connection with the performance during 2012 to 2015 of drilling contracts originally awarded by Petrobras to subsidiaries of Sevan Marine ASA in the period between 2005 and 2008. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

If our drilling units are located in countries that are subject to economic sanctions or other operating restrictions imposed by the United States. or other governments, our reputation and the market for our debt and common shares could be adversely affected.
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

In 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies such as ours, and introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. On August 10, 2012, the U.S. signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which places further restrictions on the ability of non-U.S. companies to do business or trade with Iran and Syria. Perhaps the most significant provision in the Iran Threat Reduction Act is that prohibitions in the existing Iran sanctions applicable to U.S. persons will now apply to any foreign entity owned or controlled by a U.S. person. The other major provision in the Iran Threat Reduction Act is that issuers of securities must disclose to the Commission in their annual and quarterly reports filed after February 6, 2013 if the issuer or “any affiliate” has “knowingly” engaged in certain sanctioned activities involving Iran during the timeframe covered by the report. At this time, we are not aware of any violations, conducted by us or by any affiliate, which is likely to trigger a Commission disclosure requirement.

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the “Joint Plan of Action,” or the JPOA. Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is only used for peaceful purposes, the United States and the European Union would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the United States and the European Union began implementing the temporary relief measures provided for under the JPOA.

The JPOA was subsequently extended twice. On July 14, 2015, the P5+1 and the European Union announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran’s Nuclear Program, or the JCPOA, to significantly restrict Iran’s ability to develop and produce nuclear weapons for 10 years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and does not involve U.S. persons. On January 16, 2016, or the Implementation Day, the United States joined the European Union and the U.N. in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency, or the IAEA, that Iran had satisfied its respective obligations under the JCPOA.

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

Sanctions affecting non-U.S. companies like us were expanded yet again under the 2013 National Defense Authorization Act, with the passage of the Iran Freedom and Counter-Proliferation Act, and we believe that these sanctions will continue to become more restrictive for the foreseeable future. In addition to the sanctions against Iran, subject to certain exceptions, U.S. law continues to restrict U.S. owned or controlled entities from doing business with Cuba and various U.S. sanctions have certain other extraterritorial effects that need to be considered by non-U.S. companies. Moreover, any U.S. persons who serve as officers, directors or employees of our subsidiaries would be fully subject to U.S. sanctions. It should also be noted that other governments are more frequently implementing sanctions regimes.

From time to time, we may enter into drilling contracts with countries or government-controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism where entering into such contracts would not violate U.S. law, or may enter into drilling contracts involving operations in countries or with government-controlled entities that are subject to sanctions and embargoes imposed by the U.S government and/or identified by the U.S. government as state sponsors of terrorism. However, this could negatively affect our ability to obtain investors. In some cases, U.S. investors would be prohibited from investing in an arrangement in which the proceeds could directly or indirectly be transferred to or may benefit a sanctioned entity. Moreover, even in cases where the investment would not violate U.S. law, potential investors could view such drilling contracts negatively, which could adversely affect our reputation and the market for our shares. With the exception of an investment and co-operation agreement with Rosneft Oil Company, or Rosneft, for activity in Russian Arctic and deepwater areas, as mentioned below, we do not currently have any drilling contracts or plans to initiate any drilling contracts involving operations in countries or with government-controlled entities that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism.

Certain of our customers or other parties with whom we have entered into contracts may be the subject of sanctions imposed by the United States, the European Union or other international bodies as a result of the annexation of Crimea by Russia in March 2014 and the subsequent conflict in eastern Ukraine, or may be affiliated with persons or entities that are the subject of such sanctions. If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm. In addition, such sanctions may prevent us from closing the previously announced transactions with Rosneft, or performing some or all of our obligations under any potential drilling contracts with Rosneft, which could impact our future revenue, contract backlog and results of operations.

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
We depend on our customers’ willingness and ability to fund operating and capital expenditures to explore, develop and produce oil and gas, and to purchase drilling and related equipment. There has historically been a strong link between the development of the world economy and the demand for energy, including oil and gas. The world economy is currently facing a number of challenges. Concerns persist regarding the debt burden of certain European countries and their ability to meet future financial obligations and the overall stability of the euro. A renewed period of adverse development in the outlook for the financial stability of, or market perceptions concerning these and related issues, European countries could reduce the overall demand for oil and natural gas and for our services and thereby could affect our financial position, results of operations and cash available for distribution. In addition, turmoil and hostilities in the Ukraine, Korea, the Middle East, North Africa and other geographic areas and countries are adding to the overall risk picture.

Negative developments in worldwide financial and economic conditions could further cause our ability to access the capital markets to be severely restricted at a time when we would like, or need, to access such markets, which could impact our ability to react to changing economic and business conditions. Worldwide economic conditions have in the past impacted, and could in the future impact, lenders willingness to provide credit facilities and to our customers, causing them to fail to meet their obligations to us.

A portion of the credit under our credit facilities is provided by European banking institutions. If economic conditions in Europe preclude or limit financing from these banking institutions, we may not be able to obtain financing from other institutions on terms that are acceptable to us, or at all, even if conditions outside Europe remain favorable for lending.

In June 2016, the U.K. voted to exit from the European Union (commonly referred to as “Brexit”). The impact of Brexit and the resulting U.K and European relationship are uncertain for companies doing business both in the U.K. and the overall global economy.

An extended period of adverse development in the outlook for the world economy could also reduce the overall demand for oil and gas and for our services. Such changes could adversely affect our results of operations and cash flows beyond what might be offset by the simultaneous impact of possibly higher oil and gas prices.

Our business is capital intensive and, to the extent we do not generate sufficient cash from operations, we may need to raise additional funds through public or private debt or equity offerings to fund our capital expenditures. Our ability to access the capital markets may be limited by our financial condition at the time, by changes in laws and regulations or interpretations thereof and by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control.

Any reductions in drilling activity by our customers may not be uniform across different geographic regions. Locations where costs of drilling and production are relatively higher, such as Arctic or deepwater locations, may be subject to greater reductions in activity. Such reductions in high cost regions may lead to the relocation of drilling units, concentrating drilling units in regions with relatively fewer reductions in activity leading to greater competition.

If our lenders are not confident that we are able to employ our assets, we may be unable to secure additional financing on terms acceptable to us or at all for the remaining installment payments we are obligated to make before the delivery of our remaining newbuildings and our other capital requirements, including principal repayments.

The Deepwater Horizon oil spill in the U.S. Gulf of Mexico has and may result in more stringent laws and regulations governing offshore drilling, which could have a material adverse effect on our business, results of operations or financial condition.
On April 20, 2010, there was an explosion and a related fire on the Deepwater Horizon, an ultra-deepwater semi-submersible drilling rig that is not connected to us, while it was servicing a well in the U.S. Gulf of Mexico. This catastrophic event resulted in the death of 11 workers and the total loss of that drilling rig, as well as the release of large amounts of oil into the U.S. Gulf of Mexico, impacting the environment and the region’s key industries. This event was investigated by several federal agencies, including the U.S. Department of Justice and by the U.S. Congress, and was also the subject of numerous lawsuits. On January 3, 2013, Transocean Deepwater Inc. agreed to plead guilty to violating the U.S. Clean Water Act and to pay $1.4 billion in civil and criminal fines and penalties for its conduct in relation to the incident. On May 30, 2010, the U.S. Department of the Interior issued a six-month moratorium on all deepwater drilling in the outer continental shelf regions of the U.S. Gulf of Mexico and the Pacific Ocean. On October 12, 2010, the U.S. government lifted the drilling moratorium, subject to compliance with enhanced safety requirements. All drilling in the U.S. Gulf of Mexico must comply with the Interim Final Rule to Enhance Safety Measures for Energy Development on the Outer Continental Shelf (Drilling Safety Rule), which took effect October 22, 2012, and the Workplace Safety Rule on Safety and Environmental Management Systems and various requirements imposed through Notices to Lessees and Operators, or SEMS. Operators were required to implement a SEMS program by November 15, 2011 and submit their first completed SEMS audit to BSEE by November 15, 2013. The original SEMS rule was later modified by the SEMS II final rule which became effective June 4, 2013. SEMS II enhanced and supplemented operators' SEMS programs with employee training, empowering field level personnel with safety management decisions and strengthening auditing procedures by requiring them to be completed by independent third parties. Operators had until June 4, 2014 to comply with SEMS II, except for certain auditing requirements. All SEMS audits had to comply with SEMS II by June 4, 2015. The U.S. Occupational Safety and Health Act imposes additional record keeping obligations concerning occupational injuries and illnesses for Mobile Offshore Drilling Units attached to the outer continental shelf.

While we do not currently operate any of our drilling rigs in the U.S. Gulf of Mexico, these developments could have a substantial impact on the offshore oil and gas industry worldwide. Governmental investigations and proceedings may result in significant changes to existing laws and regulations and substantially stricter governmental regulation of our drilling rigs. For example, Norway’s Petroleum Safety Authority assessed the results of the investigations into the Deepwater Horizon oil spill and issued a preliminary report of its recommendations in June 2011, and a final report in February 2014. The Oil & Gas United Kingdom has established the Oil Spill Prevention and Response Advisory Group, which issued its final report on industry practices in the United Kingdom in September 2011. In addition, BP plc, a company not affiliated with us and the rig operator of the Deepwater Horizon, has reached an agreement with the U.S. government to establish a claims fund of $20 billion, which far exceeds the $75 million strict liability limit set forth under the U.S. Oil Pollution Act of 1990. The settlement was approved in April 2016. Amendments to existing laws and regulations or the adoption of new laws and regulations curtailing or further regulating exploratory or development drilling and the production of oil and gas, may be highly restrictive and require costly compliance measures that could have a material adverse effect on our business, results of operations or financial condition. Future earnings may be negatively affected by compliance with any such amended or new legislation or regulations.

Failure to obtain or retain highly skilled personnel, and to ensure they have the correct visas and permits to work in the locations in which they are required, could adversely affect our operations.
We require highly skilled personnel in the right locations to operate and provide technical services and support for our business.

Competition for skilled and other labor required for our drilling operations has increased in recent years as the number of rigs activated or added to worldwide fleets has increased, and this may continue to rise. Notwithstanding the general downturn in the drilling industry, the limited availability of qualified personnel in combination with local regulations focusing on crew composition, are expected to further increase the demand for qualified offshore drilling crews, which may increase our costs. These factors could further create and intensify upward pressure on wages and make it more difficult for us to staff and service our rigs. Such developments could adversely affect our financial results and cash flow. Furthermore, as a result of any increased competition for qualified personnel, we may experience a reduction in the experience level of our personnel, which could lead to higher downtime and more operating incidents.

Our ability to operate worldwide depends on our ability to obtain the necessary visas and work permits for our personnel to travel in and out of, and to work in, the jurisdictions in which we operate. Governmental actions in some of the jurisdictions in which we operate may make it difficult for us to move our personnel in and out of these jurisdictions by delaying or withholding the approval of these permits. If we are not able to obtain visas and work permits for the employees we need for operating our rigs on a timely basis, or for third-party technicians needed for maintenance or repairs, we might not be able to perform our obligations under our drilling contracts, which could allow our customers to cancel the contracts. Please see “Our customers may seek to cancel or renegotiate their contracts to include unfavorable terms such as unprofitable rates, particularly in the circumstance that operations are suspended or interrupted".

Labor costs and our operating restrictions that apply could increase following collective bargaining negotiations and changes in labor laws and regulations.
Some of our employees are represented by collective bargaining agreements. The majority of these employees work in Norway and the United Kingdom. In addition, some of our contracted labor works under collective bargaining agreements. As part of the legal obligations in some of these agreements, we are required to contribute certain amounts to retirement funds and pension plans and are restricted in our ability to dismiss employees. In addition, many of these represented individuals are working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel costs, other increased costs or increased operating restrictions that could adversely affect our financial performance.

Interest rate fluctuations could affect our earnings and cash flow.
In order to finance our growth, we have incurred significant amounts of debt. With the exception of some of our bonds, the majority of our debt arrangements have floating interest rates. As such, significant movements in interest rates could have an adverse effect on our earnings and cash flow. In order to manage our exposure to interest rate fluctuations, we use interest rate swaps to effectively fix a part of our floating rate debt obligations. The principal amount covered by interest rate swaps is evaluated continuously and determined based on our debt level, our expectations regarding future interest rates and our overall financial risk exposure. As of December 31, 2016, our total floating rate debt amounted to $1.6 billion, of which we had entered into interest rate swap agreements to fix the interest rate for a principal amount of $1.3 billion. Although we enter into various interest rate swap transactions to manage exposure to movements in interest rates, there can be no assurance that we will be able to continue to do so at a reasonable cost or at all.

If we are unable to effectively manage our interest rate exposure through interest rate swaps in the future, any increase in market interest rates would increase our interest rate exposure and debt service obligations, which would exacerbate the risks associated with our leveraged capital structure.

Fluctuations in exchange rates and the non-convertibility of currencies could result in losses to us.
As a result of our international operations, we are exposed to fluctuations in foreign exchange rates due to revenues being received and operating expenses paid in currencies other than U.S. dollars. Accordingly, we may experience currency exchange losses if we have not adequately hedged our exposure to a foreign currency, or if revenues are received in currencies that are not readily convertible. We may also be unable to collect revenues because of a shortage of convertible currency available in the country of operation, controls over currency exchange or controls over the repatriation of income or capital.

We use the U.S. dollar as our functional currency because the majority of our revenues and expenses are denominated in U.S. dollars. Accordingly, our reporting currency is also U.S. dollars. We do, however, earn revenues and incur expenses in other currencies, such as Norwegian kroner and U.K. pounds sterling and there is a risk that currency fluctuations could have an adverse effect on our statements of operations and cash flows.

Brexit, or similar events in other jurisdictions, can impact global markets, excluding foreign exchange and securities markets, which may have an adverse impact on our business and operations as a result of changes in currency, exchange rates, tariffs, treaties and other regulatory matters.

A change in tax laws in any country in which we operate could result in higher tax expense.
We conduct our operations through various subsidiaries in countries throughout the world. Tax laws, regulations and treaties are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, regulations and treaties in and between the countries in which we operate, including treaties between the United States and other nations. Our income tax expense is based upon our interpretation of the tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, regulations or treaties, including those in and involving the United States, or in the interpretation thereof, or in the valuation of our deferred tax assets, which is beyond our control, could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings.

A loss of a major tax dispute or a successful tax challenge to our operating structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries could result in a higher tax rate on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.
Our income tax returns are subject to review and examination. We do not recognize the benefit of income tax positions we believe are more likely than not to be disallowed upon challenge by a tax authority. If any tax authority successfully challenges our operational structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries; or if the terms of certain income tax treaties are interpreted in a manner that is averse to our structure; or if we lose a material tax dispute in any country, our effective tax rate on our worldwide earnings could increase substantially and our earnings and cash flows from operations could be materially adversely affected.

Climate change and the regulation of greenhouse gases could have a negative impact on our business.
Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions or the Paris Agreement, which resulted from the 2015 United Nations Framework Convention Climate Change Conference in Paris and entered into force on November 4, 2016. As at January 1, 2013, all ships (including rigs and drillships) must comply with mandatory requirements adopted by the IMO’s Maritime Environment Protection Committee or the MEPC in July 2011, relating to greenhouse gas emissions. The European Union has indicated that it intends to propose an expansion of the existing European Union Emissions Trading Scheme to include emissions of greenhouse gases from marine vessels. A roadmap for a “comprehensive IMO strategy on a reduction of GHG emissions from ships” was also approved by MEPC at its 70th session in October 2016. These requirements could cause us to incur additional compliance costs.

In addition, the European Union has indicated that it intends to propose an expansion of the existing European Union Emissions Trading Scheme to include emissions of greenhouse gases from marine vessels. In April 2015, a regulation was adopted requiring that large ships (over 5,000 gross tons) calling at European Union ports from January 2018 collect and publish data on carbon dioxide emissions and other information. In the United States, the Environmental Protection Agency, or the EPA, has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from drilling units, such regulation of drilling units is foreseeable, and the EPA has received petitions from the California Attorney General and various environmental groups seeking such regulation. In the United States, individual states can also enact environmental regulations. For example, California has introduced caps for greenhouse gas emission and, in the end of 2016, signaled it might take additional actions regarding climate change.

Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our assets, and might also require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries in which we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, which restricts emissions of greenhouse gases, could require us to make significant financial expenditures which we cannot predict with certainty at this time.

Additionally, adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for the use of alternative energy sources. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business, including capital expenditures to upgrade our drilling rigs, which we cannot predict with certainty at this time.

Acts of terrorism, piracy, cyber-attack, political and social unrest could affect the markets for drilling services, which may have a material adverse effect on our results of operations.
Acts of terrorism, piracy, and political and social unrest, brought about by world political events or otherwise, have caused instability in the world’s financial and insurance markets in the past and may occur in the future. Such acts could be directed against companies such as ours. Our drilling operations could also be targeted by acts of sabotage carried out by environmental activist groups.

We rely on information technology systems and networks in our operations and administration of our business. Our drilling operations or other business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to an unauthorized release of information or alteration of information on our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations.

In addition, acts of terrorism and social unrest could lead to increased volatility in prices for crude oil and natural gas and could affect the markets for drilling services and result in lower dayrates. Insurance premiums could also increase and coverage may be unavailable in the future. Increased insurance costs or increased costs of compliance with applicable regulations may have a material adverse effect on our results of operations.

We may be subject to litigation, arbitration and other proceedings that could have an adverse effect on us.
We are currently involved in various litigation matters, and we anticipate that we will be involved in litigation matters from time to time in the future. The operating hazards inherent in our business expose us to litigation, including personal injury litigation, environmental litigation, contractual litigation with customers, intellectual property litigation, tax or securities litigation and maritime lawsuits, including the possible arrest of our drilling units. We cannot predict with certainty the outcome or effect of any claim or other litigation matter, or a combination of these. If we are involved in any future litigation, or if our positions concerning current disputes are found to be incorrect, there may be an adverse effect on our business, financial position, results of operations and available cash, because of potential negative outcomes, the costs associated with asserting our claims or defending such lawsuits, and the diversion of management’s attention to these matters.

We may also be subject to significant legal costs in defending these actions, which we may or may not be able to recoup depending on the results of such claim.

For additional information on litigation matters that we are currently involved in, please see “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Legal Proceedings.”

We cannot guarantee that the use of our drilling units will not infringe the intellectual property rights of others.
The majority of the intellectual property rights relating to our drilling units and related equipment are owned by our suppliers. In the event that one of our suppliers becomes involved in a dispute over an infringement of intellectual property rights relating to equipment owned by us, we may lose access to repair services or replacement parts, or could be required to cease using some equipment. In addition, our competitors may assert claims for infringement of intellectual property rights related to certain equipment on our drilling units and we may be required to stop using such equipment and/or pay damages and royalties for the use of such equipment. The consequences of these technology disputes involving our suppliers or competitors could adversely affect our financial results and operations. We have indemnity provisions in some of our supply contracts to give us some protection from the supplier against intellectual property lawsuits. However, we cannot make any assurances that these suppliers will have sufficient financial standing to honor their indemnity obligations, or guarantee that the indemnities will fully protect us from the adverse consequences of such technology disputes. We also have provisions in some of our client contracts to require the client to share some of these risks on a limited basis, but we cannot provide assurance that these provisions will fully protect us from the adverse consequences of such technology disputes.

We depend on directors who are associated with affiliated companies, which may create conflicts of interest.
Our principal shareholder is Seadrill. Mrs. Kate Blankenship, Mr. Paul M. Leand Jr, and Mr. Orjan Svanevik are also directors of Seadrill, and serve as directors of other related companies. The aforementioned directors owe fiduciary duties to both us and other related parties, and may have conflicts of interest in matters involving or affecting us and our customers.

Seadrill and its affiliates may compete against us.
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

We may face risks relating to our ineffective internal control over financial reporting.
In the course of preparing the consolidated financial statements for the year ended December 31, 2016 and in performing our related controls over financial reporting, we determined to restate our consolidated financial statements for the years ended December 31, 2015 and 2014 in this Form 20-F, as further described in the Explanatory Note above. We also determined that the design of our internal controls over accounting for interest rate and cross currency swaps was deficient. Accordingly, we have determined that this control deficiency constituted a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A more complete description of the recently identified errors and the resulting material weakness is included in " Item 15. Controls and Procedures" and "Note 39 – Restatement of Previously Issued Financial Statements" included in this annual report on Form 20-F.

While we are taking specific steps to enhance our internal control environment and remediate this material weakness, the material weakness cannot be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that our internal controls are operating effectively. If we are unable to successfully remediate this material weakness in a timely manner, or if in the future we are unable to maintain effective internal controls and disclosure controls, investors may lose confidence in our reported financial information, which could lead to a decline in the price of our common shares, limit our ability to access the capital markets in the future, and require us to incur additional costs to improve our internal control and disclosure control systems and procedures. Further, if lenders lose confidence in the reliability of our financial statements, it could have a material adverse effect on our ability to fund our operations.

Public health threats could have an adverse effect on our operations and financial results.
Public health threats, such as Ebola, influenza, SARS, the Zika virus, and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, could adversely impact our operations, and the operations of our customers. In addition, public health threats in any area, including areas where we do not operate, could disrupt international transportation. Our crews generally work on a rotation basis, with a substantial portion relying on international air transport for rotation. Any such disruptions could impact the cost of rotating our crews, and possibly impact our ability to maintain a full crew on all rigs at a given time. Any of these public health threats and related consequences could adversely affect our financial results.

Risks Relating to Our Common Shareholders

We may not pay dividends in the future.
Under our bye-laws, any dividends declared will be in the sole discretion of our Board of Directors, or the Board, and will depend upon earnings, market prospects, current capital expenditure programs and investment opportunities. Under Bermuda law, we may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (a) we are, or would after the payment be, unable to pay our liabilities as they become due or (b) the realizable value of our assets would thereby be less than our liabilities. In addition, since we are a holding company with no material assets other than the shares of our subsidiaries through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries distributing to us their earnings and cash flow. We suspended the payment of dividends in November 2014, and we cannot predict when, or if, dividends will be paid in the future. In connection with the amendments to our secured loan agreements in May 2015 to increase the leverage ratio contained in our senior secured credit facilities, we were restricted from paying dividends so long as the amended ratio is in effect, until January 1, 2017. As part of additional amendments to other covenants contained in our senior secured credit facilities in April 2016, as extended in April 2017, we are currently restricted from paying dividends or making distributions effectively until a restructuring of our debt facilities is agreed to, including the extension of their tenor and the amendment of financial covenants.

Please see "We may not be able to refinance existing facilities or raise additional capital on acceptable terms, which may hinder or prevent us from meeting existing obligations and expanding our business.”

The market price of our common shares has fluctuated widely and may fluctuate widely in the future
Our common shares have only traded on the NYSE since January 29, 2014 and on the Norwegian OTC List since February 24, 2011. The market price of our common shares has fluctuated widely and may continue to do so as a result of many factors, such as actual or anticipated fluctuations in our operating results, the outcome of our and Seadrill's ongoing restructuring efforts, changes in financial estimates by securities analysts, economic and regulatory trends, general market conditions, rumors and other factors, many of which are beyond our control. Further, there may be no continuing active or liquid public market for our common shares. If an active trading market for our common shares does not continue, the price of our common shares may be more volatile and it may be more difficult and time consuming to complete a transaction in the common shares, which could have an adverse effect on the realized price of the common shares. In addition, an adverse development in the market price for our common shares could negatively affect our ability to issue new equity to fund our activities. For our share price history, please see “Item 9. The Offer and Listing—A. Offer and Listing Details.”

The market price of our common shares has recently declined significantly. If the average closing price of our common shares is less than $1.00 over 30 consecutive trading days, our common shares could be delisted from the NYSE or trading could be suspended.
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

A continued decline in the closing price of our common shares on the NYSE could result in a breach of these requirements. Although we would have an opportunity to take action to cure such a breach, if we do not succeed, the NYSE could commence suspension or delisting procedures in respect of our common shares. The commencement of suspension or delisting procedures by an exchange remains, at all times, at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted common shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making-activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such common shares. A suspension or delisting would likely decrease the attractiveness of our common shares to investors, may cause a breach under our debt agreements and cause the trading volume of our common shares to decline, which could result in a further decline in the market price of our common shares.

Seadrill controls a substantial ownership stake in us and Seadrill’s interests could conflict with interest of our other shareholders.
As the date of this Annual Report, Seadrill owns approximately 70.4% of our outstanding common shares. As a result of this substantial ownership interest, Seadrill currently has the ability to exert significant influence over certain actions requiring shareholders’ approval, including, increasing or decreasing the authorized share capital, the election of directors, declaration of dividends, the appointment of management, and other policy decisions. While transactions with Seadrill could benefit us, the interests of Seadrill could at times conflict with the interests of our other shareholders. Conflicts of interest may arise between us and Seadrill or its affiliates.

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
We are organized under the laws of Bermuda, and substantially all of our assets are located outside of the United States. In addition, our directors and officers generally are or will be non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of Bermuda and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our directors or officers.

U.S. tax authorities may treat us as a “passive foreign investment company” for U.S. federal income tax purposes, which may have adverse tax consequences for U.S. shareholders.
A foreign corporation will be treated as a “passive foreign investment company” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest and gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on the current and anticipated valuation of our assets, including goodwill, and composition of our income and assets, we intend to take the position that we will not be treated as a PFIC for U.S. federal income tax purposes for our current taxable year or in the foreseeable future. Our position is based on valuations and projections regarding our assets and income. While we believe these valuations and projections to be accurate, such valuations and projections may not continue to be accurate. Moreover, as we have not sought a ruling from the United States Internal Revenue Service, or IRS, on this matter, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, the nature of our operations may change in the future, and if so, we may not be able to avoid PFIC status in the future.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders may face adverse U.S. federal income tax consequences.  Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986, as amended or the Code (which election could itself have adverse consequences for such shareholders, as discussed below under “Item 10. Additional Information-E. Taxation”), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of the common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of the common shares. In the event that our shareholders face adverse U.S. federal income tax consequences as a result of investing in shares of our common stock, this could adversely affect our ability to raise additional capital through the equity markets. See “Item 10. Additional Information-E. Taxation” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

Investors are encouraged to consult their own tax advisers concerning the overall tax consequences of the ownership of the common shares arising in an investor’s particular situation under U.S. federal, state, local or foreign law.

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

In February 2014, we completed our underwritten initial public offering of 13,513,514 common shares at $9.25 per share. We also completed our offer to exchange all of the unregistered common shares that we previously issued in our prior equity private placements (other than the common shares owned by our affiliates) for common shares that have been registered under the Securities Act of 1933, as amended, or the Securities Act, in which an aggregate of 53,068,404 common shares were validly tendered and exchanged. Our common shares trade on the NYSE and Norwegian OTC List under the symbol “NADL.”

On December 31, 2015, our shareholders, in a special general meeting, approved a capital reorganization including a 1-for-10 reverse stock split of our issued and outstanding common shares and reducing par value from $5.00 to $0.10. The high and low prices presented as at December 30, 2016 and prior to this have been re-presented to reflect the change from the 1-for-10 reverse stock split.

Our principal executive offices are located at Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda and our telephone number is +1 (441) 295-6935.

Recent Developments

Revolving credit facility
On January 31, 2017, Seadrill provided a $25 million revolving credit facility to us that was set to mature on March 31, 2017. On March 15, 2017, the maturity was extended until April 30, 2017. On April 25, 2017, the revolving credit facility was increased to $50 million and extended to June 30, 2017. This interim funding arrangement has been put in place while broader restructuring negotiations continue at both companies.

Amendments to our secured credit facilities
On April 4, 2017, we announced that Seadrill, on behalf of us and other relevant companies and its banking group, agreed to extend a series of key dates as part of Seadrill’s ongoing restructuring efforts. Seadrill reached an agreement to extend the milestone to implement a restructuring plan from April 30, 2017 to July 31, 2017 and also to extend the related covenant amendments and waivers expiring on June 30, 2017 to September 30, 2017. Finally, we also received lender consent to extend our $2,000 million senior secured credit facility maturing on June 30, 2017 until September 14, 2017.

Contract award and extension for the West Elara and West Linus
On April 11, 2017, we announced that we secured 10-year contracts for the jack-ups West Elara and West Linus with ConocoPhillips. The total additional backlog for the new contract awards is estimated at $1.4 billion excluding performance bonuses. The contracts include market indexed dayrates and the estimated backlog is subject to change based on market conditions.

Significant Developments for the Period from January 1, 2014 through and including December 31, 2016
Capital Expenditures
We had total capital expenditures, including payments on long-term maintenance, of approximately $22.1 million, $73.8 million and $617.2 million in the years 2016, 2015 and 2014, respectively. Our capital expenditures relate primarily to our newbuild program, capital additions and equipment purchases to our existing drilling units and payments for long term maintenance. In May 2014, we reclassified $589.1 million from newbuilds to drilling units relating to the delivery of the West Linus. We financed our capital expenditures through cash generated from operations and secured and unsecured debt arrangements.

Newbuilding deferral
On December 2, 2015, as further extended in June 2016, August 2016, October 2016 and January 2017, we signed an amendment with Jurong for the deferral of the delivery of the semi-submersible drilling unit, the West Rigel. The deferral period is until July 6, 2017, and we will continue to market the unit for an acceptable drilling contract and the unit will remain at Jurong yard in Singapore. We and Jurong can also consider other commercial opportunities for the unit during this period. In the event no employment is secured and no alternative transaction is completed before the period concludes, we and Jurong have agreed to form a joint asset holding company for joint ownership of the West Rigel to be owned 23% by us and 77% by Jurong. We will continue to market the unit for the joint asset holding company. We and Jurong may also consider other commercial opportunities for the West Rigel during this period. However, based on current market conditions, management deems the most probable outcome to be that the unit will be contributed to the joint asset holding company.

Drilling Contract Terminations
On March 13, 2015, we received a termination notice from Rosneft of the drilling contract for the West Navigator. The drillship was scheduled to commence operations under a five-year contract with Rosneft during the summer of 2015. The termination of the drilling contract for the West Navigator reduced our contract backlog by $1.0 billion. We are currently marketing the West Navigator for alternative future opportunities.

On September 27, 2016, we received notice of termination from Statoil for the West Epsilon drilling contract. The West Epsilon was originally contracted for drilling services in Norway until the end of December 2016. In accordance with the termination provisions in the contract we received a lump sum payment of approximately $11 million.

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

Rosneft Framework Agreement
On May 26, 2014, we entered into an investment and co-operation agreement, or the Investment and Co-Operation Agreement, with Seadrill and Rosneft to pursue onshore and offshore growth opportunities in the Russian market. In connection with the Investment and Co-Operation Agreement, we entered into the Framework Agreement with Seadrill and Rosneft, pursuant to which, among other things, Rosneft agreed to sell, and we agreed to purchase, 100% of the capital of Rosneft’s Russian land drilling subsidiary, RN Burenie LLC, together with its subsidiaries, in exchange for such number of our newly issued common shares, based on an agreed share price of $9.25 per share, as payment of the agreed purchase price, subject to certain cash adjustments. The Framework Agreement provided for an original closing date of no earlier than November 10, 2014, which was first extended until May 31, 2015 and further extended until May 31, 2017.

The parties have agreed to use their reasonable endeavors to renegotiate, by no later than May 31, 2017, the terms of the transactions contemplated in the Framework Agreement, the characteristics of the transactions contemplated in the Framework Agreement and the terms of the related offshore drilling contracts. During this time, we are permitted to market our offshore drilling rigs subject to existing drilling contracts with Rosneft, enter into binding contracts with third parties in respect of those rigs, delay the mobilization of those rigs under the Rosneft contracts in order to comply with the terms of any contracts with third parties, delay the construction or delivery of any of those rigs, and extend the construction period or shipyard stay of any of those rigs.

In June 2015, the parties agreed to cancel any restrictions of business included in the terms of the Framework Agreement and replaced such restrictions with a requirement for us, subject to applicable law, to inform Rosneft of any material developments affecting us. We can provide no assurance that we will be able to reach an agreement with Rosneft by May 31, 2017. Even if an agreement is reached, the terms of such agreement may differ materially from the terms contemplated in the original Framework Agreement. We are currently in discussions with Rosneft regarding the potential extension of the Framework Agreement.

Other Significant Developments
On November 26, 2014, our board of directors resolved to suspend dividend distributions until further notice.

B.    Business Overview
We are an offshore drilling contractor focused on operations in the North Atlantic Region. While we currently operate exclusively offshore Norway and the United Kingdom, we intend to grow our position in the North Atlantic Region by continuing to provide excellent service to our customers with our modern, technologically advanced harsh environment fleet, together with our approximately 594 experienced and skilled employees. We contract our drilling units primarily on a dayrate basis for periods between one and five years to drill wells for our customers, typically oil super-majors and major integrated oil and gas companies, state-owned national oil companies and independent oil and gas companies.

Our drilling rigs are under contracts with major oil companies such as Statoil, ConocoPhillips and Total.

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

Restructuring Process
Over the past year we and Seadrill have been engaged in extensive discussions with our secured lenders and potential new money investors regarding the terms of a comprehensive restructuring. These discussions have also included an ad hoc committee of bondholders. While the ad hoc committee of bondholders is not presently restricted, they have indicated a willingness to become restricted again in the future if appropriate.

The objectives Seadrill's and our restructuring are to build a bridge to a recovery and achieve a sustainable capital structure. Seadrill has proposed to achieve this by extending bank maturities, reducing fixed amortization,amending financial covenants and raising new capital.

Feedback from certain stakeholders and potential new money providers also indicate that a comprehensive and consensual agreement will likely require a substantial impairment or conversion of our bonds, as well as impairment, losses or substantial dilution for other stakeholders. As a result, we currently expect that shareholders are likely to receive minimal recovery for their existing shares.

As part of our restructuring process , we have agreed to amendments to our secured credit facilities. On April 28, 2016, we entered into agreements with our banking group to amend the financial covenants of our secured credit facilities. The amendments also included a milestone to implement a comprehensive restructuring which was originally April 30, 2017. On April 4, 2017, we reached an agreement to further extend the covenant amendments and waivers to our secured credit facilities and extend the milestone to implement a comprehensive restructuring plan to July 31, 2017. These amendments also involved corresponding extensions of the maturities of our secured credit facilities. These amendments provide a more stable platform from which to work with all parts of our capital structure to achieve a more comprehensive restructuring plan.

We expect the implementation of a comprehensive restructuring plan will likely involve schemes of arrangement in the United Kingdom or Bermuda or proceedings under Chapter 11 of Title 11 of the United States Code. We are preparing accordingly and have retained financial advisers and legal counsel.

Management of Our Business
Our Board of Directors has the authority to oversee and direct our operations, management and policies on an exclusive basis. Our Board of Directors has organized the provision of certain management and other services through North Atlantic Management, our wholly-owned subsidiary, and Seadrill Management Limited, a wholly-owned subsidiary of Seadrill.

North Atlantic Management provides support functions to the Company and its subsidiaries in accordance with the terms of the general management agreement, or the General Management Agreement. North Atlantic Management is responsible for, among other things, corporate governance services, budgeting and accounting functions, the financing of our activities, commercial management including marketing of our drilling rigs, and the purchase and sale of assets.

North Atlantic Management employs our senior management, including our Chief Executive Officer. Our Chief Financial Officer has been provided to North Atlantic Management from Seadrill Management, a subsidiary of Seadrill. North Atlantic Management has contracted in certain other management services from Seadrill Management in accordance with the terms of the Services Agreement. In addition, the costs attributable to one of our directors is charged from Seatankers. The agreement can be terminated by either party upon one month's notice. In consideration of the services provided, we will pay Seadrill a fee that includes the operating costs attributable to us plus a margin of 8%.

Pursuant to the Services Agreement and the General Management Agreement (which is a general management agreement between us and North Atlantic Management), supporting activities are provided by Seadrill Management and North Atlantic Management. Seadrill Management’s offices are located at Building 11, 2nd Floor, Chiswick Business Park, 566 Chiswick High Road, London W4 5YS, United Kingdom, and North Atlantic Management’s offices are located at Drammensveien 228, 0283 Oslo, P.O. Box 224, 1326 Lysaker, Norway. North Atlantic Management's telephone number at that address is +47 51 30 90 00. North Atlantic Management also has offices in Bergen and Stavanger, Norway and Aberdeen, United Kingdom.

Market Overview
We operate within the harsh environment segment of the offshore drilling market, which constitutes a part of the international oil and gas service industry. Our operating fleet of seven harsh environment offshore drilling rigs consists of one ultra-deepwater drillship, three semi-submersibles and three jack-up rigs. While we currently operate exclusively in Norway and the United Kingdom, we pursue harsh environment drilling operations in other locations in the North Atlantic Region. The North Atlantic Region has historically offered long-term contracts, high utilization and competitive dayrates compared to the international offshore drilling market for similar drilling rigs.

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

The Global Fleet of Drilling Units
The global fleet of offshore drilling units consists of drillships, semi-submersible rigs, jack-up rigs and tender rigs. Currently, the existing worldwide fleet totals 879 units including 121 drillships, 185 semi-submersible rigs, 536 jack-up rigs and 37 tender rigs. In addition, there are 46 drillships, 23 semi-submersible rigs, 122 jack-up rigs and 8 tender rigs under construction. The water depth capabilities vary depending on type and design of the rigs. Jack-up rigs normally work in water depths up to 450ft while semi-submersible rigs and drillships can work in water depths up to 12,000ft. Tender rigs work in water depths up to 410ft for tender barges and up to 6,000ft for semi-tenders. All offshore rigs are capable of working in benign environment, but there are certain additional requirements for rigs to operate in harsh environments due to extreme marine and environmental conditions. The number of rigs outfitted for such operations are limited, and the present number of rigs operating in harsh environments in Norway and the United Kingdom total 54 rigs, of which there are 31 floaters and 23 jack-ups.

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

Employment of Our Fleet
Our customers consist primarily of major integrated oil companies. We currently have contracts with ConocoPhillips, Total and Statoil.

Our contract backlog includes firm commitments only, which are represented by signed drilling contracts. As of April 21, 2017, our contract backlog was approximately $1,600 million, and was attributable to revenues we expect to generate from all of our drilling rigs. We calculate our contract backlog by multiplying the contractual dayrate by the minimum expected number of days committed under the contracts (excluding options to extend), assuming full utilization. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the table below due to, for example, shipyard and maintenance projects, downtime and other factors that result in lower revenues than our average contract backlog per day.

The actual amount of revenues earned may also fluctuate due to parts of the dayrates being received in Norwegian kroner. Approximately 20% to 50% of the dayrates are payable in Norwegian kroner, which approximately corresponds to the amount of operational expenses paid in Norwegian kroner. As a result, our net operational profit measured in U.S. dollars is minimally affected by currency fluctuations on a historical basis even though operational expenses and revenues may be affected individually. Norwegian kroner elements of future contract revenue and dayrate information provided throughout this annual report have been converted into U.S. dollars using an exchange rate of USD $1 to NOK8.58, as of December 31, 2016. In addition, we may enter into drilling contracts that contain bonus payments in excess of the stated dayrate if we meet certain agreed operational objectives under the applicable contract.

The firm commitments that comprise our contract backlog as of April 21, 2017 are as follows.

Drilling Rig	Contracted Location	Customer	Contractual Daily Rate $'000s	Contract Start Date	Earliest Expiration Date
West Alpha	Norway	Available (4)	$—	—	—
West Elara	Norway	Statoil	$138	March 22, 2012	June 31, 2017
		ConocoPhillips (1)	$95	October 1, 2017	March 31, 2018
			$195	April 1, 2018	March 31, 2020
			market rate including agreed percentage discount	April 1, 2020	October 31, 2027
West Epsilon	Norway	Available (1), (4)	$—	—	—
West Linus	Norway	ConocoPhillips (2)	$305	May 25, 2014	March 31, 2018
			$205	April 1, 2018	May 25, 2019
			market rate including agreed percentage discount	May 26, 2019	December 31, 2028
West Navigator	Norway	Available (4)	$—	—	—
West Phoenix	UK	Total	$145	February 1, 2017	May 1, 2017
		Nexen	120 to 128	May 5, 2017	September 13, 2017
West Venture	Norway	Available (4)	$—	—	—

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

(1)
The West Elara contract with ConocoPhillips is expected to commence in October 2017 and includes a period of fixed dayrates until March 2020 and contributes approximately $160 million of contract backlog. A market indexed rate is applicable thereafter until October 2027, which we believe will contribute an estimated $530 million of contract backlog.

(2)
The West Linus contract with ConocoPhillips has been extended from May 2019 until the end of 2028 at a market indexed dayrate, which we believe will contribute an estimated $706 million of contract backlog. As part of the agreement, we have agreed to a dayrate adjustment on the existing West Linus contract effective from April 2017, resulting in an approximate $58 million reduction in current backlog.

(3)
In September 2016, we received a notice of termination from Statoil for the West Epsilon drilling contract. Pursuant to the termination provisions in the contract, we received a lump sum payment of approximately $11 million.

(4)	The West Alpha, West Epsilon, West Navigator, and West Venture are currently cold stacked.

Customers
Our customers are oil and gas exploration and production companies, including major integrated oil companies, independent oil and gas producers and government-owned oil and gas companies. The table below shows the percentage of our consolidated revenues attributable from each customer, including certain of their subsidiaries, for the years ended December 31, 2016, 2015 and 2014:

Contract revenue split by client:	Year ended December 31,
	2016	2015	2014
Statoil	40%	44%	38%
ExxonMobil	25%	25%	13%
Conoco Phillips	25%	18%	8%
Total	10%	13%	12%
Shell	—%	—%	12%
KMNG	—%	—%	11%
Other	—%	—%	6%
Total	100%	100%	100%

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

Environmental and Other Regulations

Our operations are subject to numerous laws and regulations in the form of international treaties and maritime regimes, flag state requirements, national environmental laws and regulations, navigation and operating permit requirements, local content requirements, and other national, state and local laws and regulations in force in the jurisdictions in which our drilling units operate or are registered, which can significantly affect the ownership and operation of our drilling units. Please see "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Company and Industry—Governmental laws and regulations, including environmental laws and regulations, may add to our costs, expose us to liability, or limit our drilling activity.”

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

International Maritime Regimes
These requirements, set forth for international maritime regimes, include, but are not limited to, the IMO International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended, MARPOL and designation of Emission Control Areas, or ECAs, thereunder, the International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001 (ratified in 2008), or the Bunker Convention, the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, and the International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004, or BWM Convention. These various conventions regulate air emissions and other discharges to the environment from our drilling units worldwide, and we may incur costs to comply with these regimes and continue to comply to these regimes as they may be amended in the future. In addition, these conventions impose liability for certain discharges, including strict liability in some cases. Please see “Item 3. Key information—D. Risk Factors—Risks Relating to Our Company and Industry—Governmental laws and regulations, including environmental laws and regulations, may add to our costs, expose us to liability or limit our drilling activity.”

Environmental Laws and Regulations
There are laws and regulations that govern the discharge of materials into the environment or otherwise relate to environmental protection. These laws and regulations include, but are not limited to, the U.S. Oil Pollution Act of 1990, (OPA), the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Water Act, or CWA, the U.S. Clean Air Act, or CAA, the U.S. Outer Continental Shelf Lands Act, the MTSA, and European Union regulations.

In April 2016, the BSEE issued a final rule on well control regulations that set new and revised safety and operational standards for owners and operators of offshore wells and facilities.  Among other requirements, the new regulation sets standards for blow-out preventers that include baseline requirements for their design, manufacture, inspection and repair, requires third-party verification of the equipment, and calls for real-time monitoring of certain drilling activities, and set criteria for safe drilling margins, to name just a few of the many requirements.  These new regulations grow out of the findings made in connection with the Deepwater Horizon incident and include a number of requirements that will add to the costs of exploring for, developing and producing of oil and gas in offshore settings.

In certain circumstances, these laws may impose strict liability, rendering us liable for environmental and natural resource damages without regard to negligence or fault on our part. Implementation of new environmental laws or regulations that may apply to ultra-deepwater drilling units may subject us to increased costs or limit the operational capabilities of our drilling units and could materially and adversely affect our operations and financial condition. Please see "Item 3 Key information—D. Risk Factors—Risks Relating to Our Company and Industry—Governmental laws and regulations, including environmental laws and regulations, may add to our costs, expose us to liability or limit our drilling activity.”

Safety Requirements
Our operations are subject to special safety regulations relating to drilling and to the oil and gas industry in many of the countries where we operate. The United States undertook substantial revision of the safety regulations applicable to our industry following the Deepwater Horizon Incident, in which we were not involved, that led to the Macondo well blow-out situation, in 2010. Other countries are also undertaking a review of their safety regulations related to our industry. These safety regulations may impact our operations and financial results. For instance, the revisions to the regulations in the United States have resulted in new requirements, such as specific requirements for maintenance and certification of BOP’s, which may cause us to incur cost and may result in additional downtime for our drilling units in the US Gulf of Mexico. Please see "Item 3. Key information—D. Risk Factors—Risks Relating to Our Company and Industry—The Deepwater Horizon oil spill in the U.S. Gulf of Mexico has and may result in more stringent laws and regulations governing offshore drilling, which could have a material adverse effect on our business, operating results or financial condition.” Furthermore, in April 2015, it was announced that new regulations are expected to be imposed in the United States regarding offshore oil and gas drilling and laws concerning such have recently been implemented. Please see "Item 3 Key Information—D. Risk Factors—Risks Relating to Our Company and Industry—Governmental laws and regulations, including environmental laws and regulations, may add to our costs, expose us to liability or limit our drilling activity."

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

Local Content Requirements
Governments in some countries have become increasingly active in local content requirements on the ownership of drilling companies, local content requirements for equipment utilized in our operations, and other aspects of the oil and gas industries in their countries. These regulations include requirements for participation of local investors in our local operating subsidiaries in countries such as Angola and Nigeria. Although these requirements have not had material impact on our operations in the past, they could have a material impact on our earnings, operations and financial condition in the future.

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

United Kingdom Regulation
Drilling activities in the United Kingdom are subject to environmental regulations. Under the Petroleum Act 1998, oil and gas companies are required to obtain approval from the U.K. Department for Business, Energy and Industrial Strategy, or BEIS (formerly the Department of Energy and Climate Change, or the DECC) prior to the commencement of any drilling activity onshore or on the U.K. Continental Shelf.

Our activities in the United Kingdom must comply with the regulations adopted by the U.K. Health and Safety Executive, or the HSE, including the Offshore Installations Prevention of Fire and Explosion, and Emergency Response (PFEER) Regulations 1995. In order to comply with the U.K. Offshore Installations (Safety Case) Regulations 2005, we are also required to submit a periodic safety case report, or Safety Case, to the HSE as a measure of our ability to control risks and appropriately implement health and safety management systems for each of our rigs operating in the U.K. The Safety Cases are subject to revision every five years, however the HSE can require resubmission earlier particularly in the event any of the contents or assumptions of the original Safety Case materially changes during the five-year period. The HSE also requires that we keep our operating risks “as low as reasonably practicable.”

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

a) Physical Damage Insurance
Seadrill purchases hull and machinery insurance to cover for physical damage to its drilling rigs and charges us for the cost related to our fleet. We retain the risk for the deductibles relating to physical damage insurance on our rig fleet. The deductible is currently a maximum of $5 million per occurrence.

b) Loss of Hire Insurance
Seadrill purchases insurance to cover for loss of revenue in the event of extensive downtime caused by physical damage to its drilling rigs, where such damage is covered under Seadrill’s physical damage insurance, and charges us for the cost related to our fleet. We retain the risk related to loss of hire during the initial 60 days after the occurrence of the physical damage plus a 25% quota share on the Loss of Hire daily amount. Thereafter, insurance policies according to which we are compensated for loss of revenue are limited to 210 days. We retain the risk that the repair of physical damage takes longer than the total number of days in the loss of hire policy.

c) Protection and Indemnity Insurance
Seadrill purchases protection and indemnity insurance and excess liability for personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling rigs to cover claims of up to $250 million and $50 million for the excess liability policy, per event and in the aggregate.  We retain the risk for the deductible of up to $25,000 per occurrence relating to protection and indemnity insurance.

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

D.    Property, Plants and Equipment

Our Fleet
Our fleet of seven harsh environment offshore drilling rigs consists of three semi-submersibles, one ultra-deepwater drillship and three jack-up rigs. The following table sets forth certain information regarding our drilling rigs as of the date of this annual report:

Drilling Rig	Generation / Type	Year Built	Water Depth Capacity (in feet)	Drilling Depth Capacity (in feet)
Floaters
Semi-Submersibles
West Phoenix	6th - HE	2008	10,000	30,000
West Venture	5th - HE	2000	2,600	30,000
West Alpha	4th - HE	1986	2,000	23,000
Drillship
West Navigator	Ultra-deepwater - HE	2000	7,500	35,000
Jack-ups
West Epsilon	HD - HE	1993	400	30,000
West Elara	HD - HE	2011	450	40,000
West Linus (1)	HD - HE	2014	450	40,000
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

On December 2, 2015, as further extended in June 2016, August 2016, October 2016 and January 2017, we entered into a standstill agreement with Jurong, effective until July 6, 2017, or the Deferral Period, regarding the delivery of the West Rigel. During the Deferral Period, we will continue to market the unit for an acceptable drilling contract and the unit will remain at Jurong's yard in Singapore. We and Jurong can also consider other commercial opportunities for the unit during this period. In the event no employment is secured and no alternative transaction is completed before the period concludes, we and Jurong have agreed to form a joint asset holding company for joint ownership of the unit, to be owned 23% by us and 77% by Jurong. We will continue to market the unit for the joint asset holding company. The Company and Jurong may also consider other commercial opportunities for the West Rigel during this period. However, based on current market conditions, management deems the most probable outcome to be that the Unit will be contributed to the joint asset holding company. As a result of the above, we have concluded that the West Rigel should continue to be classified as an asset held for sale as at December 31, 2016. Please see “Note 12–Asset held for sale” to the consolidated financial statements contained herein for further information.

ITEM 4A.    UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following presentation of management’s discussion and analysis of results of operations and financial condition should be read in conjunction with our consolidated financial statements and accompanying Notes thereto, included herein. You should also carefully read the following discussion with the sections of this annual report entitled “Cautionary Statements Regarding Forward-Looking Statements”, “Item 3. Key Information—A. Selected Financial Data,” “Item 3. Key Information—D. Risk Factors” and “Item 4. Information on the Company.” Furthermore, the information below has been adjusted to reflect the impact of the restatement on our financial statements as described in "Note 27 – Restatement of Previously Issued Financial Statements" included in this annual report on Form 20-F. Our consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, as adjusted and included herein, have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars unless otherwise indicated.

Overview
We provide drilling and related services to the offshore oil and gas industry, and are focused on operations in the North Atlantic Region, which includes only the territorial waters and outer continental shelf jurisdiction of Norway, the United Kingdom, Ireland, Denmark, the Netherlands, the east coast of Greenland, Russia (west of the island of Diksonskiy), and all countries within the Baltic Sea and the Gulf of Bothnia.

Our Fleet
For certain information regarding our drilling units, please see “Item 4. Information on the Company—D. Property, Plants and Equipment—Our Fleet.”

Factors Affecting our Results of Operations
The principal factors that we believe have affected our results and are expected to affect our future results of operations and financial position include:

•	our ability to successfully employ our drilling units at economically attractive dayrates as long-term contracts expire or are otherwise terminated;

•	the ability to maintain good relationships with our existing customers and to increase the number of customer relationships;

•	the number and availability of our drilling units,

•	fluctuations and current decline in the price of oil and gas, which influence the demand for offshore drilling services;

•	the effective and efficient technical management of our drilling units;

•	our ability to obtain and maintain major oil and gas company approvals and to satisfy their quality, technical, health, safety and compliance standards;

•	economic, regulatory, political and governmental conditions that affect the offshore drilling industry;

•	accidents, natural disasters, adverse weather, equipment failure or other events outside of its control that may result in downtime;

•	mark-to-market changes in interest rate swaps;

•	foreign currency exchange gains and losses;

•	increases in crewing and insurance costs and other operating costs;

•	the level of debt and the related interest expense and amortization of principal;

•	the impairment of goodwill, investments, drilling units and other assets;

•	gains on disposals of assets;

•	interest and other financial items; and

•	tax expenses.

Please see “Item 3. Key Information—D. Risk Factors” for a discussion of certain risks inherent in our business.

Important Financial Terms and Concepts

Revenues
In general, each of our drilling units is contracted for a period of time to an oil and gas company to provide offshore drilling services at an agreed daily rate. A unit will be stacked if it has no contract in place. Dayrates are volatile and can vary depending on the type of drilling unit and its capabilities, operating expenses, taxes and other factors. An important factor in determining the level of revenue is the economic utilization of the drilling rig. To the extent that our operations are interrupted due to equipment breakdown or operational failures, we do not generally receive dayrate compensation for the period of the interruption. Furthermore, our dayrates can be reduced in instances of interrupted or suspended service due to, among other things, repairs, upgrades, maintenance, force majeure or requested suspension of services by the client and other operating factors.

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

Other revenues
Other revenues include amounts recognized as early termination fees under the drilling contracts that have been terminated prior to the contract end date. Contract termination fees are recognized as and when any contingencies or uncertainties associated with our right to receive are resolved.

Gain/Loss on disposal
From time to time we may sell, or otherwise dispose of, drilling units, businesses, and other fixed assets, to external parties or related parties. In addition, assets may be classified as "held for sale" on our balance sheet when, among other things, we are committed to a plan to sell assets, and consider a sale probable within twelve months. We may recognize a gain/loss on disposal depending on whether the fair value of the consideration received is higher/lower than the carrying value of the asset.

Operating Expenses
Our operating expenses consist primarily of vessel and rig operating expenses, amortization of favorable contracts, reimbursable expenses, the impairment of goodwill and drilling units, depreciation and amortization, and general and administrative expenses.

•
Vessel and rig operating expenses are costs associated with operating a drilling unit that is either in operation or stacked, and include the remuneration of offshore crews and related costs, rig supplies, insurance costs, expenses for repairs and maintenance as well as costs related to onshore personnel in various locations where we operate the rigs and expenses are incurred.

•
Amortization of favorable contracts relates to the amortization of favorable drilling contracts that are recorded as an intangible asset at fair value on the date of acquisition. The amounts of these assets are amortized on a straight-line basis over the estimated remaining economic useful life or contractual period.

•	Reimbursable expenses are incurred at the request of our customers, and include supplies, personnel and other services.

•
Loss on impairment of goodwill and drilling units is based on management’s review of these assets for impairment, which is done at least once each year or more often if there are factors indicating that it is more likely than not that the fair value of these assets will be lower than their respective carrying value. Please see “—Critical Accounting Estimates” below for further information.

•
Depreciation and amortization expenses are based on the historical cost of our drilling units and other equipment. Drilling units are recorded at historical cost less accumulated depreciation. The cost of these assets less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated economic useful life of our rigs, when new, is thirty years. Costs related to periodic surveys of drilling units are capitalized as part of drilling units and amortized over the anticipated period between surveys, which is generally five years. These costs are primarily shipyard costs and the cost of employees directly involved in the work. Amortization costs for periodic surveys are included in depreciation and amortization expense.

•
General and administrative expenses include the costs of our regional offices in various locations, legal and professional fees, property cost as well as the remuneration and other compensation of our officers, directors and employees engaged in the management and administration of the Company.

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

Critical Accounting Estimates
The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience and on various other information and assumptions that we believe to be reasonable. Our critical accounting estimates are important to the portrayal of both our financial condition and results of operations and require us to make subjective or complex assumptions or estimates about matters that are uncertain. The basis of preparation and our significant accounting policies are discussed in "Note 1–General Information" and "Note 2–Accounting Policies" of our consolidated financial statements appearing elsewhere in this annual report. The following are what we believe to be the critical accounting estimates used in the preparation of the consolidated financial statements. In addition, there are other items within the consolidated financial statements that require estimation.

Drilling Units
The carrying amount of our drilling units is subject to various estimates, assumptions, and judgments related to capitalized costs, useful lives and residual values and impairments. At December 31, 2016 and 2015, the carrying amount of our drilling units was $2.5 billion and $2.7 billion, representing 87% and 84% of our total assets, respectively.

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

During the years ended December 31, 2016, and 2015 we identified indicators that the carrying value of our drilling units may not be recoverable. Market indicators included the reduction in new contract opportunities, fall in market dayrate and contract terminations. We assessed recoverability of our drilling units by first evaluating the estimated undiscounted future net cash flows based on projected dayrates and utilizations of the units. The estimated undiscounted future net cash flows were found to be greater than the carrying value of our drilling units, with significant headroom. As a result, we did not need to proceed to assess the discounted cash flows of our drilling units, and no impairment charges were recorded for the years ended December 31, 2016, 2015 and 2014.

With regard to older drilling units which have relatively short remaining estimate useful lives, the results of impairment tests are particularly sensitive to management's assumptions. These assumptions include the likelihood of the unit obtaining a contract upon the expiry of any current contract, and our intention for the drilling unit should no contract be obtained, including warm / cold stacking or scrapping. The use of different assumptions in the future could potentially result in an impairment of drilling units, which could materially affect our results of operations. If market supply and demand conditions in the ultra-deepwater offshore drilling sector do not improve it is likely that we will be required to impair certain drilling units.

Financial Instruments - Derivative valuations
We recently reviewed our fair value accounting principles under ASC 820 - Fair Value Measurements relating to our interest rate and cross currency swap portfolio, and determined we had not appropriately included counterparty credit risk in our fair value measurements. ASC 820 requires counterparty credit risk to be included in the determination of the fair value of our interest rate and cross currency swap portfolio, and any related changes in fair value as a result of changes in counterparty credit risk are recognized in the Consolidated Statements of Operations in the line item “(Loss)/gain on derivative financial instruments”. Following this review, we determined a restatement of our previously issued financial statements was required in order to correctly reflect the counterparty credit risk in our derivative valuations. The calculation of the credit risk in the swap values is subject to a number of assumptions including an assumed credit default swap rate based on our traded debt, and recovery rate which assumes the proportion of value recovered, given an event of default.

Please refer to "Note 22 – Risk management and financial instruments" for further information on the derivatives valuations and "Note 27 - Restatement of previously issued Financial Statements" for further information on the effects of the restatement.

Income Taxes
We are a Bermudan company. We are not currently required to pay taxes in Bermuda on ordinary income or capital gains. We have received written assurance from the Minister of Finance in Bermuda that we will be exempt from taxation until March 31, 2035. Certain subsidiaries operate in other jurisdictions where taxes are imposed. Consequently, income taxes have been recorded in these jurisdictions when appropriate. Our income tax expense is based on our income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. We provide for income taxes based on the tax laws and rates in effect in the countries in which operations are conducted and income is earned. The income tax rates and methods of computing taxable income vary substantially between jurisdictions. Our income tax expense is expected to fluctuate from year to year as our operations are conducted in different tax jurisdictions and the amount of pre-tax income fluctuates.

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

Recent accounting pronouncements

Recently Adopted Accounting Standards

The following is a summary of the recently adopted accounting standards that we believe are most relevant to our consolidated financial statements.

In August 2014, the Financial Accounting Standards Board, or the FASB, issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which provides new authoritative guidance with regard to management’s responsibility to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The ASU is effective for all entities in the first annual period ending after December 15, 2016 (December 31, 2016 for calendar year-end entities) and early adoption is permitted. We adopted this ASU effective December 31, 2016. We have evaluated the impact of this ASU and have disclosed the relevant effects in Note 1 "General Information" of our Consolidated Financial Statements included herein.

Please see "Note 2 - Accounting Policies" of our consolidated financial statements included herein for the full list of recently adopted accounting standards.

Recently Issued Accounting Standards
The following is a summary of the recently issued accounting standards that we believe are most relevant to our consolidated financial statements included herein.

In May 2014, the Financial Accounting Standards Board, or the FASB, issued ASU 2014-09, Revenue from Contracts with Customers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements. In April 2015 the FASB proposed to defer the effective date of the guidance by one year. Based on this proposal, public entities would need to apply the new guidance for annual and interim periods beginning after December 15, 2017, and shall be applied, at our option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption was not permitted until periods beginning after December 15, 2016.

During 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, ASU 2016- 12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, which do not change the core principle of the Standard Update, but instead clarify the implementation guidance and provide narrow-scope improvements. In December 2016, the FASB also issued ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, which includes additional guidance for disclosures related to remaining performance obligations.

Based on the analysis to date, we have assessed that there is significant interaction between ASC 606 and ASC 842 relating to Leases; therefore, we expect to adopt the updates concurrently, effective January 1, 2018. We continue to make significant progress on our review of the standard to determine the effect the requirements may have on our consolidated financial statements, according to our contract-specific facts and circumstances.
We are consulting with other drilling companies on business assumptions, processes, systems and controls to fully determine recognition and disclosure under the new standard. At present, we do not expect the pattern of revenue recognition under the new guidance to materially differ from its current revenue recognition pattern and expects to transition using a modified retrospective approach whereby it will record the cumulative effect of applying the new standard to all outstanding contracts as at January 1, 2018 as an adjustment to opening retained earnings. Our initial assessment may change as we continue to refine these assumptions.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The update requires lessees to put most leases on their balance sheets but recognize expenses on their income statements in a manner similar to today’s accounting. For lessors, the guidance modifies the classification criteria and the accounting for sales-type and direct financing leases. The guidance will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years and early adoption is permitted, using a modified retrospective application. We have started assessing the impact of this standard update on our consolidated financial statements and related disclosures and have determined that our drilling contracts contain a lease component. The adoption of this standard will result in increased disclosure of our leasing arrangements and may affect the way we recognize revenues associated with the lease and revenue components, according to our contract-specific facts and circumstances. The standard update could also introduce variability to the timing of our revenue recognition compared to current accounting standards. Based on the analysis to date, we have assessed that there is significant interaction between ASC 606 relating to revenue recognition from contracts with customers and ASC 842; therefore, we expect to adopt the updates concurrently, effective January 1, 2018, using the modified retrospective approach.
We are consulting with other drilling companies on business assumptions, processes, systems and controls to fully determine recognition and disclosure under the new standard. We continue to make significant progress on our review of the standard to determine the effect the requirements could have on our consolidated financial statements and may change our initial assessment as we continue to refine these requirements.

Please see "Note 2–Accounting Policies" to our consolidated financial statements included herein, for a list of recently issued accounting standards, that may impact our consolidated financial statements and related disclosures when adopted.

A.    Results of Operations

Fiscal Year Ended December 31, 2016 compared to Fiscal Year Ended December 31, 2015
The following table sets forth our operating results for the years ended December 31, 2016 and 2015.

(In millions of U.S. dollars)	Year ended December 31, 2016	Year ended December 31, 2015
Total operating revenues	534.7	747.7
Gain/(loss) on disposal	2.4	(82.0)
Total operating expenses	(446.3)	(568.2)
Operating income	90.8	97.5
Interest expense	(106.0)	(97.7)
Other financial items	(15.0)	(12.5)
Loss before taxes	(30.2)	(12.7)
Income taxes	(22.2)	(44.1)
Net loss	(52.4)	(56.8)

Total operating revenues
The following table sets forth our operating revenues for the years ended December 31, 2016 and 2015.

(In millions of U.S. dollars)	Year ended December 31, 2016	Year ended December 31, 2015	Decrease
Total operating revenues	534.7	747.7	(28.5)%

Total operating revenues for the year ended December 31, 2016 was $534.7 million, compared to $747.7 million for the year ended December 31, 2015. Total operating revenues are predominantly contract revenues with additional amounts of reimbursable and related party revenue and other revenue. The primary reason for the decrease is that the West Alpha and West Phoenix finished their contracts and entered into cold stack in August 2016. The West Epsilon also ended its contract in October 2016.

Gain/(Loss) on disposals
As a result of the agreement with Jurong, we have concluded that the West Rigel drilling unit should be classified as “Held for Sale”, and accordingly we have recognized an impairment loss of $0 million and $82.0 million for the year ended December 31, 2016 and December 31, 2015. Refer to Note 12 - "Asset held for sale" to our consolidated financial statements included herein for more information.

We also recognized a gain of $2.4 million for the year ended December 31, 2016, as a result of sale of spare parts, related to West Rigel, to Seadrill. West Rigel unit was classified as held for sale in the year 2015 and the carrying value of these spare parts was considered to be not recoverable and written down to nil during the year ended December 31, 2015.

Total operating expenses
The following table sets forth our operating expenses for the years ended December 31, 2016 and 2015:

(In millions of U.S. dollars)	Year ended December 31, 2016	Year ended December 31, 2015	Decrease
Total operating expenses	(446.3)	(568.2)	(21.5)%

Total operating expenses for the year ended December 31, 2016 was $446.3 million, compared to $568.2 million for the year ended December 31, 2015. Total operating expenses consist of vessel and rig operating expenses, depreciation and amortization, impairment charges, general and administrative expenses and reimbursable expenses. Vessel and rig operating expenses decreased by $88.9 million, primarily because the West Phoenix and West Alpha completed their contracts, as discussed in the revenues section above. The West Phoenix was also cold stacked in October 2016, resulting in lower operating costs. In addition our cost-cutting initiatives have resulted in lower personnel and repairs and maintenance costs across all units. General and administration expenses decreased by $30.1 million in 2016 as compared to 2015 following the implementation of our cost cutting measures.

Interest expense
Interest expense for the year ended December 31, 2016 was $106.0 million, compared to $97.7 million for the year ended December 31, 2015. The increase was primarily due to no interest capitalized on the West Rigel during 2016, after the deferral agreement was signed with Jurong.

Other financial items
Other financial items reported in the income statement include the following items:

(In millions of U.S. dollars)	Year ended December 31, 2016	Year ended December 31, 2015
		Restated
Loss on derivative financial instruments	(9.9)	(35.6)
Foreign exchange gain	3.4	28.3
Other financial items	(8.5)	(5.2)
Total other financial items	(15.0)	(12.5)

The loss on derivative financial instruments relates to fair value adjustments and net settlements on our interest rate swaps, cross currency swaps and forward exchange contracts. During the year ended December 31, 2016, the recognized loss from derivative financial instruments was $9.9 million, compared to a loss of $35.6 million (as restated) for the year ended December 31, 2015. These figures include realized net settlements on the derivative financial instruments of $25.2 million and $37.1 million for the year ended December 31, 2016 and December 31, 2015 respectively. The unrealized losses were due to the unfavorable movements in the fair market value of these derivative financial instruments.

Foreign exchange gain was $3.4 million for the year ended December 31, 2016, compared to a gain of $28.3 million in the year ended December 31, 2015. This was primarily due to the Norwegian kroner weakening against the U.S. dollar during 2016 and 2015, with gains recognized in respect of our NOK-denominated debt.

Income taxes
Income tax expense was $22.2 million for the year ended December 31, 2016, compared to $44.1 million for the year ended December 31, 2015. Our effective tax rate was approximately -73.5% for the year ended December 31, 2016, as compared to -347.2% for the year ended December 31, 2015. The negative tax rate means that we continue to pay tax on local operations but reported an overall loss before tax inclusive of discrete items. In particular, the negative effective tax rate is primarily due to the loss on derivatives, which is recognized in Bermuda, a zero tax rate jurisdiction. In addition, the decrease in the tax expense in 2016 in comparison to 2015 is mainly due to deferred tax liability recorded on unremitted earnings in 2015.

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

Fiscal Year Ended December 31, 2015 compared to Fiscal Year Ended December 31, 2014

The following table sets forth our operating results for the year ended December 31, 2015 and 2014.

(In millions of U.S. dollars)	Year ended December 31, 2015	Year ended December 31, 2014
	Restated	Restated
Total operating revenues	747.7	1,263.7
Loss on disposal	(82.0)	—
Impairment of goodwill	—	(480.6)
Operating expenses	(568.2)	(899.5)
Operating income/(loss)	97.5	(116.4)
Interest expense	(97.7)	(103.3)
Other financial items	(12.5)	(54.7)
Loss before taxes	(12.7)	(274.4)
Income taxes	(44.1)	(29.6)
Net Loss	(56.8)	(304.0)

Total operating revenues

The following table sets forth our total operating revenues for the year ended December 31, 2015 and 2014.

(In millions of U.S. dollars)	Year ended December 31, 2015	Year ended December 31, 2014	Decrease
Total operating revenues	747.7	1,263.7	(40.8)%

Total operating revenues for the year ended December 31, 2015 were $747.7 million, compared to $1,263.7 million for the year ended December 31, 2014. Total operating revenues are predominantly contract revenues with additional amounts of reimbursable and related party revenue. The decrease in total operating revenues was primarily due to the West Navigator finishing its contract in January 2015, which has contributed to approximately $244.3 million of the decrease as compared to 2014. The West Venture also ended its contract in August 2015, which has contributed to approximately $53.9 million of the decrease as compared to 2014. Lower operating dayrates on the West Phoenix, West Epsilon and West Elara contributed to a decrease of approximately $46.5 million, $20.1 million and $15.7 million respectively as compared to 2014. In addition, lower reimbursable revenue on the West Alpha contributed to a fall of approximately $97.3 million as compared to 2014, due to completion of winterization projects for Kara Sea operations. The West Elara also had lower reimbursable revenue, contributing to a fall of approximately $20.3 million as compared to 2014. In 2014, we earned related party revenues of $44.0 million relating to our management of the West Hercules on behalf of Seadrill. No such revenue was earned in 2015. The fall in revenue was partly offset by the West Linus, which commenced operations in May 2014, and contributed to an increase of approximately $44.6 million in revenues for the year ended December 31, 2015 as compared to 2014. The remaining movements relate to variations in the operating performance of the drilling units.

Loss on disposals
As a result of the agreement with Jurong, we have concluded that the West Rigel drilling unit should be classified as “Held for Sale” as at December 31, 2015, and accordingly we have recognized an impairment loss of $82.0 million. Refer to Note 12 - "Asset held for sale" to our consolidated financial statements included herein for more information.

Total operating expenses
The following table sets forth our total operating expenses for the year ended December 31, 2015 and 2014.

(In millions of U.S. dollars)	Year ended December 31, 2015	Year ended December 31, 2014	Decrease
Operating expenses	(568.2)	(899.5)	(36.8)%
Loss on impairment	—	(480.6)	(100.0)%
Total operating expenses	(568.2)	(1,380.1)	(58.8)%

Total operating expenses for the year ended December 31, 2015 was $568.2 million compared to $899.5 million for the year ended December 31, 2014. Total operating expenses consist of vessel and rig operating expenses, depreciation and amortization, general and administrative expenses and reimbursable expenses. Vessel and rig operating expenses decreased by $187.6 million, primarily due to the West Navigator and West Venture completing their contracts, as discussed in the revenues section above. The West Phoenix was also warm stacked for the fourth quarter of 2015, resulting in lower operating costs. In addition, our cost-cutting initiatives have resulted in lower personnel and repairs and maintenance costs across all units. The weakening of the Norwegian kroner against the U.S. dollar has also caused reductions in operating expenses. The decrease in vessel and rig operating expenses is partly offset by the West Linus, which commenced operations in May 2014. Reimbursable expenses decreased by a total of $134.6 million. This was mainly driven by the decrease in reimbursables on the West Alpha, which contributed to a fall of approximately $90.6 million as compared to 2014. Depreciation expenses increased by a total of $9.8 million, which was driven by the West Linus being available for operations commencing May 2014. The decrease in operating expenses was also primarily related to a loss on impairment relating to goodwill of $480.6 million in 2014, for which there was none of in 2015. General and administration expenses decreased by $18.8 million in 2015 as compared to 2014 due to the transaction fees and costs relating to our relocation to Oslo in 2014.

Interest expense
Interest expense for the year ended December 31, 2015 was $97.7 million, compared to $103.3 million for the year ended December 31, 2014. The decrease was primarily due to a fall in the total outstanding interest bearing debt of $2,449.6 million as at December 31, 2015 compared to $2,730.1 million as at December 31, 2014, which is due to repayments made on the outstanding principal.

Other financial items
Other financial items reported in the income statement include the following items:

(In millions of U.S. dollars)	Year ended December 31, 2015	Year ended December 31, 2014
	Restated	Restated
Loss on derivative financial instruments	(35.6)	(69.7)
Foreign exchange gain	28.3	41
Other financial items	(5.2)	(26)
Total other financial items	(12.5)	(54.7)

The loss on derivative financial instruments relates to fair value adjustments and net settlements on our interest rate swaps, cross currency swaps and forward exchange contracts. During the year ended December 31, 2015, the recognized loss from derivative financial instruments was $35.6 million (as restated), compared to a loss of $69.7 million (as restated) for the year ended December 31, 2014. These figures include realized net settlements on the derivative financial instruments of $37.1 million and $32.5 million for the year ended December 31, 2015 and December 31, 2014 respectively. The unrealized losses were due to the falls in the fair market value of these derivative financial instruments.

Foreign exchange gain was $28.3 million for the year ended December 31, 2015, compared to a gain of $41.0 million in the year ended December 31, 2014. This was primarily due to the Norwegian kroner weakening against the U.S. dollar during 2015 and 2014, with gains recognized in respect of our NOK-denominated debt.

Income taxes
Income tax expense was $44.1 million for the year ended December 31, 2015, compared to $29.6 million for the year ended December 31, 2014. Our effective tax rate was approximately -347.2% for the year ended December 31, 2015, as compared to -10.8% for the year ended December 31, 2014. The increase in the negative effective tax rate is due to the loss on derivatives, which is recognized in a non-taxable jurisdiction. This means that we continue to pay tax on local operations but reported an overall a loss before tax inclusive of discrete items. The negative rate reflects no tax relief on the impairments or the derivative loss. This is due to these items largely falling within the zero tax rate on Bermuda companies. In addition, the increase in the tax expense in 2015 in comparison to 2014 is mainly due to deferred tax liability recorded on unremitted earnings.

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

Our funding and treasury activities are conducted within corporate policies to maximize returns while maintaining appropriate liquidity for our operating requirements. Cash and cash equivalents are held mainly in U.S. dollars, with lesser amounts held in Norwegian Kroner.

This section discusses the most important factors affecting the liquidity and capital resources of the company, including:

•	summary of our borrowing activities;

•	liquidity outlook;

•	our newbuilding program;

•	key financial covenants contained in our borrowings; and

•	sources and uses of cash.

Summary of our borrowing activities
As of December 31, 2016, we had total outstanding borrowings under our credit facilities of $2,289.3 million, compared to $2,449.6 million as at December 31, 2015. This includes interest bearing debt under loan agreements with related parties of $321.2 million.

We have issued a variety of secured and unsecured borrowings. Total secured debt totaled $1,389.6 million as at December 31, 2016. Generally, the secured debt amortizes over a period of five to ten years, with a balloon payment at maturity. The debt is secured by, among other things, liens on our drilling units. In addition, all of our loan agreements contain cross-default provisions, meaning that if we are in default under one of our loan agreements, amounts outstanding under our other loan agreements may also be in default, accelerated and become due and payable.

In addition, we had unsecured bonds totaling $774.7 million. Our unsecured debt consists of bonds denominated primarily in U.S. dollars, but also in Norwegian kroner, at both fixed and floating rates of interest. For the floating bonds in Norwegian kroner, we have entered into cross-currency interest rate swaps to fix the interest and exchange rates to the U.S. dollar.

During the year ended December 31, 2016 we made external debt repayments of $214.1 million, compared to $305.1 million in 2015. In 2016 this consisted of normal debt amortizations.

Seadrill guarantees our NOK 1,500 million senior unsecured bond, our $2,000 million Senior Secured Credit Facility, and our charter payments to SFL Linus Ltd. in connection with its $475 million, which is consolidated in our financial statements.

In 2014 we issued a bond, or the Senior Unsecured Notes, with an aggregate principal of $600 million, coupon rate of 6.25%, and maturity in 2019. We used the gross proceeds of the senior unsecured notes issuance for the prepayment of indebtedness and transaction expenses and general corporate purposes. Seadrill has purchased approximately 31.1% of the aggregate principal amount of the Senior Unsecured Notes.

As at December 31, 2016 we had a total of $50 million of undrawn borrowing capacity under our existing credit facilities. At the current time, however, we are restricted from drawing down on any of this capacity due to restrictions in our debt agreements. In April 2017 the undrawn portion of the revolving facility was canceled.

The table below shows outstanding debt as of December 31, 2016 is repayable as in year as follows:

(In millions of U.S. dollars)	Year ending December 31,
Year ended December 31, 2017	1,084.8
Year ended December 31, 2018	222.2
Year ended December 31, 2019	857.3
Year ended December 31, 2020	—
Year ended December 31, 2021	—
Year ended December 31, 2022 and thereafter	125.0
Total debt	2,289.3

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

However, as a result of the downturn in the offshore industry, we anticipate that we will be required to obtain additional liquidity in order to fully meet our short term liquidity requirements over the next twelve months. On January 31, 2017, we entered into a $25 million revolving credit facility with Seadrill, which was originally set to mature on March 31, 2017. On March 15, 2017, the maturity was extended until April 30, 2017. On April 25, 2017 the revolving credit facility was increased to $50 million and extended to June 30, 2017. This interim funding arrangement has been put in place while comprehensive restructuring negotiations continue at both companies. These conditions indicate the existence of substantial doubt about the Company’s ability to continue as a going concern within the meaning of FASB’s ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.

Financial information in this report have been prepared on the basis that the Company will continue as a going concern, which presumes that it will be able to realize its assets and discharge its liabilities in the normal course of business as they come due. Financial information in this report do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

Our long-term liquidity requirements include the repayment of long-term debt balances. On April 4, 2017, Seadrill reached an agreement to extend from June 30, 2017 until September 30, 2017 the expiration of covenant amendments and waivers of its secured credit facilities, which among other things, temporarily amend the equity ratio, leverage ratio, minimum-value-clauses, and minimum liquidity covenants therein. In addition, the maturity date of our $2,000 million senior secured credit facility, which has a balloon payment of $950 million on maturity, has been extended from June 30, 2017 to September 14, 2017. These amendments also include a milestone, which is currently July 31, 2017, by which Seadrill and its majority owned and controlled subsidiaries, including NADL, are required to implement a comprehensive restructuring plan.

These extensions provide additional time for Seadrill and the Company to further advance the ongoing negotiations with Seadrill and NADL lending banks, potential new money investors, and the advisers to an ad hoc committee of Seadrill and NADL bondholders regarding the terms of a comprehensive restructuring plan, which may include the infusion of new capital. We expect the need to amend the $2,000 million senior secured credit facility as a component of the comprehensive restructuring plan in order to meet our obligations as they become due. Moreover, while no definitive terms have been reached, based on feedback from Seadrill, as well as our existing leverage, we currently believe that a comprehensive restructuring plan will require a substantial impairment or conversion of our bonds, as well as impairment, losses or substantial dilution for other stakeholders. As a result, we currently expect that shareholders are likely to receive minimal recovery for their existing shares.

We are a part of Seadrill’s restructuring plan and any agreement or amendments Seadrill reaches with our lenders will be provided through a formal proposal for us to consider. Current feedback from Seadrill is that certain stakeholders are indicating a conversion of the bonds to equity would be required to reach an agreement. Under such circumstances, any resulting debt conversion would likely result in substantial dilution to current shareholders and potential losses for other financial stakeholders. In the event a consensual restructuring agreement is not concluded or an agreement to additional extensions is not reached, we are also preparing various contingency plans, including potential schemes of arrangement or Chapter 11 proceedings under the U.S. Bankruptcy Code. We are preparing accordingly and have engaged financial advisors and legal counsel. Our business operations remain unaffected by these restructuring efforts and we expect to continue to meet our ongoing customer and business counterparty obligations.

Please refer to “Item 3. Key Information—D. Risk Factors—We are in ongoing comprehensive restructuring negotiations, which create significant uncertainty, which may result in impairment, losses or substantial dilution for stakeholders and which will likely involve schemes of arrangement in the United Kingdom or Bermuda or proceedings under Chapter 11 of Title 11 of the United States Code.”

Covenants contained within our borrowings
Our credit facilities generally contain financial covenants. In February 2015, we received approval to amend the agreements for our NOK 1,500 million senior unsecured bond, $2,000 million senior secured credit facility, and $475 million secured term loan. Under the terms of each agreement, Seadrill provides guarantees for the bonds and credit facilities in exchange for amendments to the covenant package, principally replacing the previous financial covenants with Seadrill's financial covenants, which are measured at the Seadrill consolidated level.

May 2015 Amendments to Senior Secured Credit Facilities
In May 2015, we and Seadrill executed an amendment to the covenants contained in all of its secured credit facilities. Under the amended terms, the permitted leverage ratio has been amended to the following:

•	6.0:1, from and including the financial quarter starting on July 1, 2015 and including the financial quarter ending on September 30, 2016;

•	5.5:1, from and including the financial quarter starting on October 1, 2016 and including the financial quarter ending December 31, 2016; and

•	4.5:1, from and including the financial quarter starting on January 1, 2017 until the final maturity date.

In connection with the amendment, effective from July 1, 2015, an additional margin may be payable on the senior secured credit facilities as follows:

•	.125 percent per annum if the leverage ratio is 4.50:1 up to and including 4.99:1;

•	.25 percent per annum if the leverage ratio is 5.00:1 up to and including 5.49:1; and

•	.75 percent per annum if the leverage ratio is 5.50:1 up to and including 6.00:1.

In addition, as part of the amendments to the covenants contained in our senior secured credit facilities in May 2015, we are restricted from making dividend distributions, and repurchasing our own shares during the amendment period until January 1, 2017.

April 2016 Amendments to Senior Secured Credit Facilities, as extended in April 2017
On April 28, 2016, we and Seadrill executed amendment and waiver agreements in respect of all of our senior secured credit facilities. The maturity of our $2,000 million senior secured credit facility was extended until June 30, 2017. On April 4, 2017, we reached an agreement to extend the covenant amendments and waivers until September 30, 2017.

The key terms and conditions of these agreements are as follows:

•
Equity ratio: Seadrill is required to maintain a total equity to total assets ratio of at least 30.0%. Prior to the amendment, both total equity and total assets are adjusted for the difference between book and market values of drilling units, as determined by independent broker valuations. The amendment removes the need for the market value adjustment from the calculation of the equity ratio until September 30, 2017.

•
Leverage ratio: Seadrill is required to maintain a ratio of net debt to EBITDA. Prior to the amendment the leverage ratio had to be no greater than 6.0:1, falling to 5.5:1 from October 1, 2016, and falling again to 4.5:1 from January 1, 2017. The amendment retained the ratio at 6.0:1 until December 31, 2016, which then increased to 6.5:1 between January 1, 2017 and September 30, 2017.

•
Minimum-value-clauses: Seadrill's and our secured bank credit facilities contain loan-to-value clauses, or minimum-value-clauses or MVC, which could require the Seadrill and us to post additional collateral or prepay a portion of the outstanding borrowings should the value of the drilling units securing borrowings under each of such agreements decrease below required levels. This covenant has been suspended until September 30, 2017.

•
Minimum Liquidity: The aggregated minimum liquidity requirement for the Seadrill to maintain cash and cash equivalents of at least $150 million has been increased to $250 million until September 30, 2017.

Additional undertakings:

•
Further process: We and Seadrill have agreed to consultation, information provision and certain processes in respect of further discussions with our lenders under our senior secured credit facilities. This includes agreements in respect of progress milestones towards the agreement of, and implementation plan in respect of, a comprehensive financing package.

•	Restrictive undertakings: We and Seadrill have agreed to additional near-term restrictive undertakings applicable during this process, including (without limitation) limitations in respect of:

◦	dividends, share capital repurchases and total return swaps;

◦	investments in, extensions of credit to or the provision of financial support for non-wholly owned subsidiaries;

◦	investments in, extensions of credit to or the provision of financial support for joint ventures or associated entities;

◦	acquisitions;

◦	dispositions;

◦	prepayment, repayment or repurchase of any debt obligations;

◦	granting security; and

◦	payments in respect of newbuild drilling units,
in each case, subject to limited exceptions.

•	Other changes and provisions:

◦	Undrawn availability: We and Seadrill have agreed to refrain from borrowing any undrawn commitments under our senior secured credit facilities.

◦	Fees: We have agreed to pay certain fees to our lenders in consideration of these extensions and amendments.

Please see "Note 14–Long term interest bearing debt" to our consolidated financial statements included herein for further information on the covenants contained within our credit facilities and bonds.

Please also see "Item 3. Key Information—D. Risk Factors" for further information on the risks facing our Company and implications of a breach in financial covenants.

Our Newbuilding Program
We have entered into a construction contract for one sixth-generation harsh environment semi-submersible, the West Rigel, with corresponding contractual commitments, including project management, operation preparations, and variation orders, totaling $717.5 million of which we have paid $204.3 million to date. The West Rigel was initially scheduled to be delivered to us in the fourth quarter of 2015.

On December 2, 2015, as further extended in June 2016, August 2016, October 2016, and January 2017, we entered into a standstill agreement with Jurong, effective until July 6, 2017, regarding the delivery of the West Rigel. During the deferral period we will continue to market the unit for an acceptable drilling contract and the unit will remain at Jurong's yard in Singapore. We and Jurong can also consider other commercial opportunities for the unit during this period. In the event no employment is secured and no alternative transaction is completed before the period concludes, we and Jurong have agreed to form a joint asset holding company for joint ownership of the unit, to be owned 23% by us and 77% by Jurong. We will continue to market the unit for the joint asset holding company. However, based on current market conditions, management deems the most probable outcome to be that the West Rigel will be contributed to the joint asset holding company. As a result of the above, we have concluded that the West Rigel should be classified as an asset held for sale as at December 31, 2016. Please see “Note 12–Asset held for sale” of the consolidated financial statements contained herein for further information.

Sources and Uses of Cash
At December 31, 2016, we had cash and cash equivalents totaling $68.7 million, as compared to $150.9 million in 2015.

In the year ended December 31, 2016, we generated cash from operations of $128.7 million, used $1.3 million in investing activities, and cash outflows from financing activities were $218.2 million. In the year ended December 31, 2015, we generated cash from operations of $339.9 million, used $39.0 million in investing activities, and raised $264.1 million from financing activities. In the year ended December 31, 2014, we generated cash from operations of $199.1 million, used $447.5 million in investing activities, and outflows of $271.2 million from financing activities.

	Years Ended December 31,
	2016	2015	2014
Net cash provided by operating activities	128.7	339.9	199.1
Net cash provided by/(used in) investing activities	1.3	(39.0)	(447.5)
Net cash (used in)/provided by financing activities	(218.2)	(264.1)	271.2
Effect of exchange rate changes on cash and cash equivalents	6.0	(2.1)	9.3
Net (decrease)/increase in cash and cash equivalents	(82.2)	34.7	32.1
Cash and cash equivalents at beginning of the period	150.9	116.2	84.1
Cash and cash equivalents at the end of period	68.7	150.9	116.2

Net cash provided by operating activities
The net cash generated from operations decreased in 2016 compared to 2015 primarily due to working capital outflows in the year. Net changes in operating assets and liabilities were an outflow of $22.9 million in 2016 compared to an inflow of $114.1 million in 2015.

Net cash used in investing activities
The net cash provided by investing activities was $1.3 million in 2016, compared to net cash used in investing activities of $39.0 million in 2015. In 2014 we paid the final yard installment for the West Linus, which was completed in the first half of 2014. No newbuildings were completed in 2015.

Net cash used in financing activities
The net cash used in financing activities was $218.2 million in 2016, compared to cash provided by financing activities of $264.1 million in 2015. During the year ended December 31, 2016 we made external debt repayments of $214.1 million, compared to $305.1 million in 2015.

In 2015 we also raised $41.0 million in new debt, paid no dividends, and made net repayments of related party and shareholder loans of $445 million. In February 2014, we completed our underwritten initial public offering in the United States of 13,513,514 common shares at $9.25 per share, resulting in net proceeds to us of $114.1 million.

Dividends
For the years ended December 31, 2016 and 2015, we did not pay any dividends. In the third quarter of 2014, we suspended dividend distributions until further notice. As part of the amendments to the covenants contained in our and Seadrill's senior secured credit facilities, we are restricted from making dividend distributions during the waiver period until September 30, 2017. Please see "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy" for more information.

Restrictions
North Atlantic Drilling Ltd., as the parent company of its operating subsidiaries, is not a party to any drilling contracts directly and is therefore dependent on receiving cash distributions from its subsidiaries and other investments to meet its payment obligations. Cash dividend payments are regularly transferred by the various subsidiaries. Surplus funds are deposited to maximize returns while providing us with flexibility to meet all requirements for working capital and capital investments.

Hedging of market risk
We use financial instruments to reduce the risk associated with fluctuations in interest and foreign exchange rates. Most of these agreements do not qualify for hedge accounting and any changes in the fair values of the financial instruments are included in our consolidated statement of operations under “loss on derivative financial instruments.” Though not affecting our liquidity, we have restated the financial statements for the years ended December 31, 2015 and 2014. The misstatement relates to the fair value accounting principles applied under U.S. GAAP to our interest rate and cross currency swap portfolio. Please see "Note 27 - Restatement of previously issued Financial Statements" for further information on the restatement.

Please see "Item 11–Quantitative and qualitative disclosures about market risk" for a more detailed discussion of how changes in the economic environment would affect our Company.

Please see "Note 22–Risk management and financial instruments" to our consolidated financial statements included herein, for further information on financial instruments related to our loan facilities and bonds.

C.     Research and development, patents and licenses, etc.

We do not undertake any significant expenditure on research and development, and have no significant interests in patents or licenses.

D.     Trend information

As a result of the decline in oil prices and reductions in oil company expenditures, the offshore drilling market is currently entering its fourth year of a downturn. Rig owners are bidding for available work extremely competitively with a focus on utilization over returns, which has and will likely continue to drive dayrates down to or below cash breakeven levels.

The harsh environment drilling market continues to be oversupplied with multiple drilling rigs chasing the few opportunities that are available and contracting activity is at the lowest levels since the 1980’s. Oil company capital expenditures are expected to decline further in 2017 following three consecutive years of decline. It is expected that the majority of rigs with contracts expiring in 2017 will be unable to find suitable follow on work and many are likely to be idle for a protracted period. Consequently, cold stacking and scrapping activity will likely accelerate.

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

At today’s oil prices, the full cycle cost of many of the hydrocarbon provinces globally are uneconomic, including the harsh environment where costs historically have been higher due to required winterization of equipment and regional regulations. A supply response is inevitable; however it may take some time due to the high degree of sunk costs in producing projects. When also considering the eventual demand response to low prices a rebalancing in the oil markets is expected at some point. Offshore oil fields represent a material portion of most major oil company’s reserves and their production remains a cost competitive source of hydrocarbons.

Harsh environment floaters
We believe it is likely that the majority of harsh environment floaters with contracts expiring in 2017 will be unable to find reasonable follow on work. It will be important to observe how rig owners react when faced with idle time on their units and face the choice to warm stack, cold stack or scrap units. For the most part, customer conversations remain focused on extending existing contracted assets or trade-offs between existing assets and newer assets rather than contracting new units for work.

As of March 31, 2017, there were 13 floaters operating in Norway and 9 in the United Kingdom. There are 29 rigs stacked in these markets, of which 10 rigs are warm stacked, representing a 79% marketed utilization. There are nine harsh environment rigs scheduled for delivery in 2016-2017 that are capable of working in the North Atlantic Region and one additional newbuild unit is currently mobilizing to the U.K. shelf. With uncertain near-term activity levels, we expect further pressure on both dayrates and utilization.

Cold stacked units will generally require an improvement in dayrates sufficient to overcome reactivation costs before they are reintroduced into marketed supply. There are 10 floaters in the United Kingdom and Norway older than 30 years with contracts expiring in 2017 and in 2018. Additionally, there are 17 rigs older than 30 years which are already idle. We expect a number of these older rigs to be cold stacked and ultimately retired, as the investment to reactivate will outweigh contract economics in this prolonged downturn. Significant cold stacking activity would represent a positive development in the market, effectively reducing marketed supply and helping to stabilize utilization and pricing until a more fundamental recovery is in place.

Harsh environment jack-ups
Tendering activity in the jack-up market during 2016 continued to decline and reached new low dayrate levels. Recent tenders reflect a lowered demand for drilling exploration and development activities in the near term, and interest has increased for alternative types of work. Oil companies are inquiring about rigs that can be used for combined drilling and production activities, as well as plug and abandonment of wells to decommission their fields. This represents a shift in the market as oil companies are rationalizing their investments in the offshore oil fields in the North Sea.

Currently 17 harsh environment jack-ups (+350 ft) are working in Norway and the United Kingdom out of a total marketed fleet of 26, representing a 74% marketed utilization. There are 9 idle rigs and an additional rig rolling off contract by the end of 2017 that are older than 25 years, which are prime candidates for retirement.

E.     Off Balance Sheet Arrangements

We had no off-balance sheet arrangements as of December 31, 2016 or 2015, other than operating lease obligations and other commitments in the ordinary course of business that we are contractually obligated to fulfill with cash under certain circumstances. These commitments include guarantees in favor of banks, suppliers and variable interest entities and guarantees towards third parties such as surety performance guarantees towards customers as it relates to our drilling contracts, contract bidding, customs duties, tax appeals and other obligations in various jurisdictions. Obligations under these guarantees are not normally called, as we typically comply with the underlying performance requirement. As of December 31, 2016, we had not been required to make collateral deposits with respect to these agreements.

The maximum potential future payments are summarized in "Note 23–Commitments and contingencies" to our consolidated financial statements included herein.

F.     Contractual Obligations

At December 31, 2016, we had the following contractual obligations and commitments:

(In millions of U.S. dollars)	Years Ended December 31,
	2017	2018 - 2019	2020 - 2021	Thereafter	Total
$2,000 Million Senior Secured Credit Facility	1,033.3	—	—	—	1,033.3
$475 Million Credit Facility	51.5	304.8	—	—	356.3
$600 Million 6.25% Senior Unsecured Notes due 2019	—	600	—	—	600.0
NOK 1,500 Million Senior Unsecured Bond (1)	—	174.7	—	—	174.7
$125 Million related party loan	—	—	—	125.0	125.0
Total interest payments (2)	80.0	146.0	18.0	51.0	295.0
Related party interest payments	5.6	11.2	11.2	47.6	75.6
Financial Guarantee fee charged by Seadrill	4.7	1.4	—	—	6.1
Pension obligations (3)	2.0	4.0	4.0	12.0	22.0
Leased premises	3.7	3.1	3.1	8.0	17.9
Total contractual cash obligations	1,180.8	1,245.2	36.3	243.6	2,705.9

(1)
This has been converted using an exchange rate of USD $1 to NOK8.58 as of December 31, 2016. Please see “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for details on cross currency swaps.

(2)
Interest payments are based on the assumption that all of our loans are fully drawn over the period. It is further assumed that no refinancing of existing loans takes place. Interest has been calculated using the U.S. Dollar Yield Curve published by Bloomberg, plus agreed margins for each loan facility. The effects of interest rate swaps have been included in the calculations.

(3)	Pension obligations are the forecasted employer's contributions to our defined benefit plans, expected to be made over the next ten years.

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior management
Set forth below are the names, ages and positions of our current directors and executive officers.

Name	Age	Position
Kate Blankenship	52	Director and Audit Committee Member
Paul M. Leand, Jr.	50	Director
Ørjan Svanevik	50	Director
Bote de Vries	58	Director
Hunter Cochrane	61	Director
Georgina Sousa	65	Company Secretary
Alf Ragnar Løvdal	59	Chief Executive Officer of North Atlantic Management
Scott McReaken	38	Chief Financial Officer of North Atlantic Management

Biographical information concerning the directors and executive officers listed above is set forth below.

Kate Blankenship has served as a director on our Board of Directors since February 2011. Mrs. Blankenship has also served as a director of Frontline Ltd since 2003. Mrs. Blankenship joined Frontline Ltd. in 1994 and served as its chief accounting officer and company secretary until October 2005. Mrs. Blankenship has been a director of Ship Finance since October 2003, Seadrill since its inception in May 2005, Seadrill Partners since June 2012, Independent Tankers Corporation Limited, since February 2008, Golden Ocean Group Limited since March 2015, Archer Ltd., or Archer, since its incorporation in 2007 and Avance Gas Holding Ltd since October 2013. Mrs. Blankenship served as a director of Golar LNG Limited from July 2003 until September 2015 and Golar LNG Partners from September 2007 until September 2015. She is a member of the Institute of Chartered Accountants in England and Wales.

Paul M. Leand, Jr. has served as a director on our Board of Directors since February 2012. Mr. Leand has been the Chief Executive Officer and director of AMA Capital Partners LLC, or AMA, an investment bank specializing in the maritime industry since 2004. Mr. Leand has worked extensively in U.S. capital markets in connection with AMA’s restructuring and mergers and acquisitions practices. Mr. Leand currently serves as a member of the Investment Committee of AMA Shipping funds, a series of private equity funds formed and managed by AMA. From 1989 to 1998, Mr. Leand served at the First National Bank of Maryland where he managed the bank’s Railroad Division and its International Maritime Division. Mr. Leand has also served as a director of Ship Finance since 2003, Golar LNG Partners LP since 2011, Seadrill since April 2013 and Eagle Bulk Shipping Inc. since 2014.

Ørjan Svanevik has served as a director on our Board of Directors since May 2015, and as a director of Seadrill since October 2014. Mr. Svanevik is also the Chairman of Archer Ltd. Mr. Svanevik joined the Seatankers Group in July 2014 and has a broad industry background, with special knowledge of oil and gas, maritime, shipbuilding, and engineering sectors. He has extensive experience in global operations, investment management and corporate finance. Mr. Svanevik served as managing director for the investment advisory firm Oavik Capital from October 2008 to July 2014. From 2005 to 2008, Mr. Svanevik was the head of mergers and acquisitions and a partner at Aker ASA. From 2004 to 2005, he was the COO and EVP of Kværner ASA. From 1994 to 2001, Mr. Svanevik worked in corporate advisory and investment banking for Arkwright. Mr. Svanevik began his career at Schlumberger, where he held various international financial management positions from 1991 to 1994. Mr. Svanevik has an AMP from Harvard Business School and a MBA from Thunderbird School of Global Management.

Bote de Vries was appointed as a director on our Board of Directors in March 2016. Mr. de Vries has extensive legal, asset advisory and financial services experience, specifically in the shipping and maritime sectors. He is a board member of Artilium Plc, TBS Shipping Services Inc., Lloydsfonds AG, Metro Exploration Holding Corporation and Vallianz Holdings; and member of four supervisory boards in shipping, healthcare, banking and building societies in the Netherlands.

Hunter Cochrane was appointed as a director on our Board of Directors in March 2016. Mr. Cochrane has extensive experience in industrial distribution and the oil and gas industry. He is also a board member of Chloe Marine Corp Ltd. and Golden Close Marine Corp Ltd; and holds advisory positions with Bovaro Partners LLC, a merchant banking partnership.

Georgina Sousa has served as a director on our Board of Directors from September 2013 until September 2016, and as our company secretary since our inception in February 2011. She is also currently a director of Frontline Ltd. and Seadrill, and the company secretary of Seadrill, Seadrill Partners, Ship Finance and Archer. Until January 2007, she was vice-president of corporate services of Consolidated Services Limited, a Bermuda Management Company, having joined the firm in 1993 as manager of corporate administration. From 1976 to 1982, Mrs. Sousa was employed by the Bermuda law firm of Appleby, Spurling & Kempe as a company secretary and from 1982 to 1993 she was employed by the Bermuda law firm of Cox & Wilkinson as senior company secretary.

Alf Ragnar Løvdal has served as Chief Executive Officer of North Atlantic Management since January 2013. Mr. Løvdal served as Senior Vice President for Seadrill in the Asia Pacific region from April 2009 until December 2012. Mr. Løvdal has also held several other senior positions at Seadrill, including as general manager of operations for its mobile units. Mr. Løvdal has served as a director of Archer since 2014. Mr. Løvdal has 35 years of experience in the oil and gas industry, including ten years in the well services business of the drilling contractor Smedvig, which Seadrill acquired in early 2006. Prior to his employment with Smedvig and Seadrill, Mr. Løvdal held various positions in different oil service companies, including five years of offshore field experience with Schlumberger Limited and serving as the chief executive officer of Seawell Management AS. He has a degree in mechanical engineering from Horten Engineering Academy in Norway.

Scott McReaken has served as Chief Financial Officer of North Atlantic Management since August 2015. Mr. McReaken has also served as Chief Executive Officer of Sevan Drilling since November 2013 and Director of Sevan Drilling since December 2016. He was previously director of finance for Seadrill in the Americas region from July 2012 to November 2013. Mr. McReaken was Director Financial Planning and Analysis at Vantage Drilling Company from March 2010 to July 2012 and held various positions at Pride International from May 2005 to March 2010, including assignments in West Africa and the divestiture of the Latin American onshore drilling and oil field services division. From the onset of his career at Arthur Andersen LLP in 2001, Mr. McReaken worked in audit and advisory services for various companies until 2005. He has a degree in accounting from The University of Texas at Austin and is a Certified Public Accountant and Certified Internal Auditor. Mr. McReaken has served as the Treasurer and Secretary of the International Association of Drilling Contractors since January 2013.

B.    Compensation

For the year ended December 31, 2016, we paid $0.3 million in total compensation to directors. None of the members of our Board of Directors or officers will receive any benefits upon termination of their directorships or officers positions.

All references in this annual report to “our officers” include those officers of North Atlantic Management, Seadrill Management Ltd, and Sevan Drilling Management AS, who perform or performed, as the case may be, executive officer services for our benefit. For the year ending December 31, 2016, the Chief Executive Officer of North Atlantic Management AS, our Principal Executive Officer, and the Chief Financial Officer of North Atlantic Management AS, our Principal Financial Officer, were paid total combined aggregate compensation of $1.1 million in relation to their services to us.

In addition to cash compensation, during 2016 we also recognized an expense of $0.4 million relating to restricted stock units granted to certain of our directors and executive officers. The fair values of awards are based on the market share price on the grant date, which was $96.50 for the restricted stock units granted in 2013, $14.10 for the grants in May 2015, $3.70 for the grants in December 2015, and $3.62 for the grants in December 2016.

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

Our Board of Directors currently consists of five members, of whom four are considered independent according to Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act: Mrs. Kate Blankenship, Mr. Paul Leand Jr, Mr. Hunter Cochrane and Mr. Bote de Vries.

We do not maintain service contracts with any of our directors providing for benefits upon termination of employment.

Committees of the Board of Directors
Our Board of Directors has established an audit committee that consists of one director, Mrs. Kate Blankenship. Our audit committee is responsible for ensuring that we have an independent and effective internal and external audit system. Additionally, the audit committee supports our Board of Directors in the administration and exercise of its responsibility for supervisory oversight of financial reporting and internal control matters and maintains appropriate relationships with our auditors. Our Board of Directors has determined that Mrs. Blankenship qualifies as “independent” under Rule 10A-3 under the Exchange Act and as an “audit committee financial expert” for purposes of the Commission's rules and regulations.

Our Board of Directors has also established a conflicts committee composed of at least two members of our Board of Directors to review all transactions that the Board of Directors believes may involve conflicts of interest, including without limitation, the exercise of the right of first refusal or any waiver of rights under the Cooperation Agreement, and will determine if such transaction and the resolution of the conflict of interest is fair and reasonable to us. At least 50% of the members of the conflicts committee may not be officers or employees of us or directors, officers or employees of Seadrill or its affiliates. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, and not a breach by our directors of any duties any of them may owe us or our shareholders. The current members of the conflicts committee are Mr. de Vries and Mr. Cochrane.

Our Board of Directors may, in the future, establish such other committees as it determines from time to time.

D.    Employees

	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Offshore	545	1,017	1,199
Onshore	49	65	206
Total	594	1,082	1,405

Some of our employees and our contracted labor, who work in Norway and the United Kingdom, are represented by collective bargaining agreements. As part of the legal obligations in some of these agreements, we are required to contribute certain amounts to retirement funds and pension plans and have restricted ability to dismiss employees. In addition, many of these represented individuals are working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel costs, other increased costs or increased operating restrictions that could adversely affect our financial performance. We consider our relationships with the various unions as stable, productive and professional. At present, there are no ongoing negotiations or outstanding issues, other than as disclosed in "Note 23–Commitments and contingencies" to our consolidated financial statements included herein.

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

Restricted Stock Units
On November 7, 2013, our Board of the Directors approved 278,778 awards under our Restricted Stock Units, or RSU, plan.  During 2016 and 2015, our Board of the Directors approved a further 270,653 and 1,587,719 awards, respectively, under our RSU plan.

Under the terms of the plan, the holder of an award is entitled to receive a certain number of our common shares if still employed at the end of the three year vesting period.  There is no requirement for the holder to pay for the share on grant date or upon vesting of the award.  In addition, the holder is entitled to receive an amount equal to the ordinary dividends declared and paid on our shares during the vesting period.

The total outstanding RSUs as of December 31, 2016 were 413,702.

The table below summarizes the outstanding Shares, Share Options and RSU's issued to our directors and executive officers. The awards have been adjusted for the 1 for 10 stock split in December 2015.

Director or Key Employee	Interest in Options and Restricted Stock Units (RSUs)
	Scheme	Total number	Number vested	Fair Value at Grant Date	Vesting Date
Alf Ragnar Løvdal	RSUs	3,145	—	14.10	December 2017
	RSUs	28,310	—	3.70	December 2018
	RSUs	56,436	—	2.95	December 2018
	RSUs	48,000	—	3.62	December 2019
Scott McReaken	RSUs	9,660	—	3.70	December 2018

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

(1)
Hemen Holding Limited, a Cyprus holding company, and other related companies are collectively referred to herein as Hemen. Hemen is Seadrill’s principal shareholder and indirectly holds 119,097,583 of Seadrill's common shares, representing 23.6% of Seadrill’s total outstanding common shares. These shares are indirectly held in trusts established by Mr. John Fredriksen for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the 119,097,583 Seadrill common shares held by Hemen, except to the extent of his voting and dispositive interest in such shares of common stock. Mr. Fredriksen has no pecuniary interest in the shares held by Hemen. Hemen also owns 168,734 of our common shares. In addition, Hemen has a total return swap agreement with underlying exposure to 353,000 of our common shares.

Our principal shareholder has the same voting rights as other holders of our shares of common stock. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B.    Related party transactions

From time to time we have entered into agreements and have consummated transactions with certain related parties, and may continue to do so in the future.

Included below is a summary of certain key related party transactions. Additional information regarding the related party transactions for the years ended December 31, 2016, 2015, and 2014 is presented in "Note 21–Related Party Transactions" to our consolidated financial statements contained herein.

Significant transactions with Seadrill
We are a majority owned subsidiary of Seadrill, which owns approximately 70.4% of our outstanding common shares as of the date of this annual report. The following is a summary of the significant related party agreements we have with Seadrill.

Cooperation Agreement
At the closing of our initial public offering, we entered into the Cooperation Agreement with Seadrill.

Right of First Refusal on Business Opportunities
Under the Cooperation Agreement, we received a right of first refusal to participate in any business opportunity, or a North Atlantic Business Opportunity, identified by Seadrill or its controlled affiliates for drilling activities in the North Atlantic Region, which includes only the territorial waters and outer continental shelf jurisdiction of (i) Norway, (ii) the United Kingdom, (iii) Ireland, (iv) Denmark, (v) the Netherlands, (vi) the east coast of Greenland, (vii) Russia (west of the island of Diksonskiy), and (viii) all countries within the Baltic Sea and the Gulf of Bothnia. We will generally have between thirty (30) and ninety (90) days to either accept or reject such opportunity. If we reject or do not timely accept the North Atlantic Business Opportunity, Seadrill or its controlled affiliates may pursue the North Atlantic Business Opportunity. Seadrill Partners is expressly excluded from the Seadrill affiliates subject to the Cooperation Agreement.

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

Conflicts Committee
Under the Cooperation Agreement, a conflicts committee has been established to review all transactions that our Board of Directors believes may involve conflicts of interest, including exercise of the right of first refusal described in the two preceding paragraphs, or any waiver of our rights under the Cooperation Agreement and will determine such transaction and the resolution of the conflict of interest is fair and reasonable to us. At least 50% of the members of the conflicts committee may not be officers or employees of us or directors, officers or employees of our controlling shareholder or its affiliates. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, and not a breach by our directors of any duties any of them may owe us or our shareholders.

Term, Termination and Amendments
The Cooperation Agreement has a five-year term and shall terminate with immediate effect in the event Seadrill ceases to beneficially own a majority of our outstanding common shares. The Cooperation Agreement may be amended or terminated at any time upon the written agreement of the parties.

Loans and financial guarantees provided by Seadrill

Financial covenants and debt guarantees
In February 2015, we amended the agreements for our NOK 1,500 million senior unsecured bond, $2,000 million senior secured credit facility, and $475 million secured term loan. Under the terms of each amended agreement, Seadrill guarantees our obligations thereunder in exchange for amendments to the covenant package, principally replacing the previous financial covenants with Seadrill's financial covenants, which are measured at the Seadrill consolidated level. For further information on the covenants contained in our debt agreements, please see "Note 14–Long term interest bearing debt" to our consolidated financial statements included herein. The guarantee fee charged by Seadrill is 0.3% per annum of the outstanding principal.

In April 2016, we and Seadrill executed an amendment to extend certain maturities and modify certain covenants contained within our secured credit facilities. Please see "Item 5. Operating and financial prospects - B. Liquidity and capital resources" for more information.

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

On January 31, 2017, Seadrill provided a $25 million revolving credit facility to us that was set to mature on March 31, 2017. On March 15, 2017, the maturity was extended until April 30, 2017. On April 25, 2017, the revolving credit facility was increased to $50 million and extended to June 30, 2017.This interim funding arrangement has been put in place while broader restructuring negotiations continue at both companies.

Management services
North Atlantic Management provides supporting management functions to us and our subsidiaries in accordance with the terms of the General Management Agreement. North Atlantic Management has contracted in senior management services and corporate management services from Seadrill Management in accordance with the terms of the Management and Administrative Services Agreement. The agreement can be terminated by either party upon 90 days' notice. In consideration of the services provided, we pay Seadrill a fee that includes the operating costs attributable to us plus a margin of 8%. For providing services pursuant to the services agreement, Seadrill Management had charged North Atlantic Management a fee of $20.7 million, $25.0 million and $27.6 million for providing the services under the Services Agreement for the years ended December 31, 2016, 2015 and 2014, respectively.

Performance guarantees provided by Seadrill
Seadrill provides performance guarantees in connection with our drilling contracts, and charges us an annual fee of 1% of the guaranteed amount to provide these guarantees. The total amount of such guarantees was $130 million at December 31, 2016 and $200 million at December 31, 2015. The incurred fee was $1.7 million and $2.1 million for the years ended December 31, 2016 and 2015 respectively. In addition, we have agreed to reimburse Seadrill for all claims made against Seadrill under the performance guarantees.

Transactions with Frontline
Management services
We receive corporate secretarial and certain other administrative services applicable to the jurisdiction of Bermuda from Frontline Management (Bermuda) Ltd. The fee was $0.2 million, $1.2 million and $1.3 million for the years ended December 31, 2016, 2015 and 2014 respectively. Frontline Management (Bermuda) Ltd. is a wholly owned subsidiary of Frontline Ltd., a company in which Hemen, Seadrill's principal shareholder, is a large shareholder.

Transactions with Seatankers
Management services
We receive corporate management services through Seatankers, which is an affiliated company of Hemen, Seadrill's principal shareholder. The fee was $0.3 million, $0.2 million and nil for the years ended December 31, 2016, 2015 and 2014 respectively.

Significant transactions with Ship Finance
Sale and leaseback agreement
In June 2013, we entered into sale and leaseback agreement with Ship Finance for the newbuilding jack-up rig, the West Linus, for total consideration of $600 million. We received $195 million upon signing of the agreement and the remaining balance of the purchase price was paid on the delivery of the rig. The West Linus is chartered back to us on a bareboat charter for a period of 15 years, pursuant to which we have been granted four purchase options. Ship Finance has an option to sell the rig back to us at the end of the charter period. The West Linus was delivered from the yard in February 2014. As of December 31, 2016, we report the West Linus under "Drilling Units" in our balance sheet. Please see "Note 24 Variable Interest Entity (VIE)” to the consolidated financial statements included herein for more information.

$195 million Loan Agreement
Ship Finance granted SFL Linus Ltd., our VIE, an unsecured loan of $195 million on June 28, 2013 to be repaid at the earlier of June 30, 2029 or date of sale of the West Linus rig. While the loan did not initially bear interest, Ship Finance reserved the right to charge interest after the rig was delivered from the yard. Commencing in February 2014, the loan bore interest of 4.5% per annum. SFL Linus Ltd. repaid $70 million on this facility during the first quarter in 2014 and the outstanding balance at December 31, 2016 was $125 million (December 31, 2015: $125.0 million). The proceeds of this loan were used to finance the acquisition of the West Linus.

$475 million Secured Credit Facility
On October 17, 2013, SFL Linus Ltd. entered into a $475 million secured term loan and revolving credit facility with a syndicate of banks to fund the acquisition of West Linus, which was pledged as security thereunder. The facility bears interest at LIBOR plus a margin of 2.75% and is repayable over a term of five years. The outstanding balance at December 31, 2016 was $356.3 million (December 31, 2015: $354.0 million). In February 2015, this facility was amended, such that Seadrill provides a guarantee for the facility in exchange for amendments to the covenant package, principally replacing the Company's financial covenants with financial covenants within Seadrill's secured credit facilities. The guarantee fee charged by Seadrill is 0.3% per annum of the outstanding principal.

Transactions with Archer
Engineering Services
We receive certain technical engineering services from certain subsidiaries of Archer. The charged amount was $0.9 million, $1.9 million and $1.0 million for the years ended December 31, 2016, 2015 and 2014, respectively. Archer is a company in which Seadrill, our principal shareholder, is a large shareholder.

C.    Interests of experts and counsel.
Not applicable.

ITEM 8.    FINANCIAL INFORMATION
A.    Consolidated Statements and Other Financial Information
See “Item 18. Financial Statements.”

Legal Proceedings
We are a party, as plaintiff or defendant, to some lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of its drilling units, in the ordinary course of business or in connection with its acquisition activities.  Other than as noted below we believe that the resolution of such claims will not have a material adverse effect on our operations or financial condition either individually or in the aggregate. Our best estimate of the outcome of the various disputes has been reflected in our consolidated financial statements as of December 31, 2016 which is not material except as otherwise disclosed below.

In December 2014, a purported shareholder class action lawsuit, Fuchs v. Seadrill Limited, No. 14-cv-9642 (LGS)(KNF), was filed in U.S. District Court for the Southern District of New York, alleging, among other things, that Seadrill and certain of its executives made materially false and misleading statements in connection with the payment of dividends. In January 2015, a second purported shareholder class action lawsuit, Heron v. Seadrill Limited, No. 15-cv-0429 (LGS)(KNF), was filed in the same court on similar grounds. In March 2015, a third purported shareholder class action lawsuit, Glow v. Seadrill Limited, No. 15-cv-1770 (LGS)(KNF), was filed in the same court on similar grounds. On March 24, 2015, the court consolidated these complaints into a single action. On June 23, 2015 the court appointed co-lead plaintiffs and co-lead counsel and ordered the co-lead plaintiffs to file a single consolidated amended by complaint by July 23, 2015.

The amended complaint, or the Complaint, was filed on July 23, 2015 included us as a defendant. It alleged, among other things, that Seadrill Limited, our company and certain of our and their executives made materially false and misleading statements in connection with the payment of dividends, the failure to disclose the risks to the Rosneft transaction as a result of various enacted government sanctions and the inclusion in backlog of $4.1 billion attributable to the Rosneft transaction.

The defendants filed their Motion to Dismiss the Complaint on October 13, 2015. The plaintiffs, in turn, filed their Opposition to the Motion to Dismiss on November 12, 2015 and the defendants filed their Reply Brief on December 4, 2015. On June 21, 2016, the court issued an order granting the defendants’ Motion to Dismiss. On July 15, 2016, the Court entered a judgment dismissing the Complaint with prejudice. The thirty days' appeal period has expired without appeal and the matter is therefore closed.

In addition, we have received voluntary requests for information from the U.S. Securities and Exchange Commission concerning, among other things, statements in connection with our payment of dividends, inclusion of contracts in our backlog and our contracts with Rosneft.

Other Matters
North Atlantic Drilling, and all other offshore contractors that are members of the Norwegian Shipowners’ Association, lost a Norwegian court case in July 2015 concerning the pension rights of night shift compensation for offshore workers. The case was appealed to the Supreme Court of Norway and the hearing was held in June 2016. The Supreme Court of Norway ruled in favor of the members of the Norwegian Shipowners’ Association, and as such we do not consider there to be any remaining contingent liability.

In February 2016 we were notified of certain customer claims. The client withheld amounts from invoice payments due in the first quarter of 2016, which were settled in January 2017 for $34.7 million subsequent to the Consolidated Balance Sheet date. The settlement has been reflected as at December 31, 2016 and $2.8 million of contract revenue has been reversed.

Dividend Policy
Generally, under our Bye-laws, our Board of Directors may declare cash dividends or distributions out of retained earnings and contributed surplus and may also pay a fixed cash dividend biannually or on other dates. However, our Board previously suspended the payment of dividends in the third quarter of 2014. Additionally, as part of the amendments to the covenants contained in our and Seadrill's senior secured credit facilities, we are restricted from making dividend distributions during the waiver period until September 30, 2017.

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

We have paid the following dividends per share for the period from January 1, 2014 through and including December 31, 2016:

Second quarter 2014	$0.240
First quarter 2014	$0.240

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

ITEM 9.    THE OFFER AND LISTING

A.    Offer and Listing Details
Our common shares have traded on the Norwegian OTC List since February 24, 2011 and on the NYSE, since January 29, 2014, under the symbol “NADL.”

The following tables set forth the high and low prices for our common shares as reported on the NYSE and the Norwegian OTC List for the periods listed below. The prices are presented in their local currencies; U.S. dollars for the common shares on the NYSE and Norwegian Kroner for the common shares on the Norwegian OTC List.

On December 31, 2015, our shareholders, in a special general meeting, approved a capital reorganization including a 1-for-10 reverse stock split of our issued and outstanding common shares and reducing par value from $5.00 to $0.10. The high and low prices presented as at December 30, 2015 and prior to this have been re-presented to reflect the change from the 1-for-10 reverse stock split.

The following table sets forth for the five most recent fiscal years (3 years for NYSE as we started trading in January 2014), high and low prices of our common shares trading on the NYSE and the Norwegian OTC list:

	NYSE		Norwegian OTC List
	High (US$)	Low (US$)	High (NOK)	Low (NOK)
For the Fiscal Year Ended
December 31, 2012	—	—	610.00	435.00
December 31, 2013	—	—	605.00	480.00
December 31, 2014 (1)	115.00	13.10	670.00	95.00
December 31, 2015	23.70	2.10	200.00	15.00
December 31, 2016	8.08	1.36	18.00	5.00

(1)	The high and low prices presented for the fiscal year ended December 31, 2014 for NYSE listings are during the period from January 28, 2014 though and including December 31, 2014.

The following table sets forth, for each full financial quarter for the two most recent fiscal years, the high and low prices of our common shares trading on the NYSE and the Norwegian OTC list:

	NYSE		Norwegian OTC List
	High (US$)	Low (US$)	High (NOK)	Low (NOK)
For the Quarter ended
March 31, 2015	23.70	11.20	200.00	97.00
June 30, 2015	17.90	11.00	126.00	80.00
September 30, 2015	12.60	11.00	100.00	62.00
December 31, 2015	10.40	2.10	80.00	15.00
March 31, 2016	4.36	1.36	12.00	11.00
June 30, 2016	8.08	2.36	11.00	11.00
September 30, 2016	6.97	2.69	10.00	10.00
December 31, 2016	4.80	2.28	18.00	5.00
March 31, 2017	3.58	1.21	18.00	18.00

The following table sets forth, for the six most recent months, the high and low prices of our common shares trading on the NYSE and the Norwegian OTC list:

	NYSE		Norwegian OTC List
	High (US$)	Low (US$)	High (NOK)	Low (NOK)
For the Month
October 2016	3.34	2.45	12.00	6.00
November 2016	3.98	2.28	—	—
December 2016	4.80	3.00	18.00	5.00
January 2017	3.58	2.70	18.00	18.00
February 2017	2.79	1.70	—	—
March 2017	2.15	1.21	—	—
April 2017 (1)	3.89	0.65	—	—

(1)	The high and low prices of our common shares on the NYSE and Norwegian OTC list are during the period from April 1, 2017 through and including April 26, 2017.

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

Directors
Our Bye-laws currently provide that the number of directors shall be such number not less than two, or as the shareholders by ordinary resolution may from time to time determine. At the 2013 annual general meeting held on September 20, 2013, our shareholders set the maximum number of directors to eight. Our board of directors currently consists of five members. Directors shall serve until re-elected or their successors are appointed at the next annual general meeting of shareholders.

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

Bermuda and Other Non-United States Tax Considerations
As of the date of this annual report, whilst North Atlantic Drilling Ltd. is resident in Bermuda, we are not subject to taxation under the laws of Bermuda. Distributions we receive from our subsidiaries also are not subject to any Bermuda tax. As of the date of this annual report, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, or estate duty or inheritance tax payable by non-residents of Bermuda in respect of capital gains realized on a disposition of our common stock or in respect of distributions they receive from us with respect to our common stock. This discussion does not, however, apply to the taxation of persons ordinarily resident in Bermuda. Bermuda shareholders should consult their own tax advisors regarding possible Bermuda taxes with respect to dispositions of, and distributions on, our common stock. We have received from the Minister of Finance under The Exempted Undertaking Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, the imposition of any such tax shall not be applicable to us or to any of our operations or shares, debentures or other obligations, until March 31, 2035. This assurance is subject to the proviso that it is not to be construed to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda or to prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967. The assurance does not exempt us from paying import duty on goods imported into Bermuda. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda government. We and our subsidiaries incorporated in Bermuda pay annual government fees to the Bermuda government. Bermuda currently has no tax treaties in place with other countries in relation to double-taxation or for the withholding of tax for foreign tax authorities.

Taxation of rig owning entities
Our drilling rigs are owned in Bermuda, where is no taxation of the rig owners’ income. Please also see the section below entitled “Taxation in country of drilling operations.”

Taxation in country of drilling operations
Income derived from drilling operations is generally taxed in the country where these operations take place. The taxation of income derived from drilling operations could be based on net income, deemed income, withholding taxes and or other bases, depending upon the applicable tax legislation in each country of operation. Some countries levy withholding taxes on bareboat charter payments (internal rig rent), branch profits, crew, dividends, interest and management fees.

Drilling operations can be carried out by locally incorporated companies, foreign branches of operating companies or foreign branches of the rig owning entities. We select the appropriate structure with due regard to the applicable legislation of each country where the drilling operations occur.

Taxation may also extend to the rig owning entity in some of the countries where the drilling operations are performed. Some countries have introduced new laws and rules since the commencement of certain drilling contracts, which may affect or have affected the position of the group, potentially leading to additional tax on rig owners. The group considers the applicability of these to individual companies and contracts based on the relevant facts and circumstances.

Net income
Net income corresponds to gross income derived from the drilling operations less tax-deductible costs (i.e. operating costs, crew, insurance, management fees and capital costs (internal bareboat fee; tax depreciation; interest costs) incurred in relation to those operations). In addition to net income tax, withholding tax on branch profits, dividends, internal bareboat fees, among other items, may also be levied.

Net income taxation for an international drilling contractor is complex, and pricing of internal transactions (e.g., rig sales; bareboat fees; services) will allocate overall taxable income between the relevant countries. We apply Organization for Economic Cooperation and Development, or OECD, Transfer Pricing Guidelines as a basis to arrive at pricing for internal transactions. OECD Transfer Pricing Guidelines describe various methods to price internal services on terms believed by us to be no less favorable than are available from unaffiliated third parties. However, some tax authorities could disagree with our transfer pricing methods and disputes may arise in regards to correct pricing.

Deemed income
Deemed income tax, if applicable, is normally calculated based on gross turnover, which can include or exclude reimbursables and often reflects an assumed profit ratio, multiplied by the applicable corporate tax rate. Some countries will also levy withholding taxes on the distribution of dividend and/or branch profits at the deemed tax rate.

Withholding and other taxes
Some countries base their taxation solely on withholding tax on gross turnover, although this is currently not applicable to the NADL Group at present. In addition, some countries levy stamp duties, training taxes or similar taxes on the gross turnover.

Customs duties
Customs duties are generally payable on the importation of drilling rigs, equipment and spare parts into the country of operation, although several countries provide exemption from such duties for the temporary importation of drilling rigs. Such exemption may also apply to the temporary importation of equipment.

Taxation of other income
Other income related to crewing, management fees and technical services will generally be taxed in the country where the service provider is resident, although withholding tax and/or income tax may also be imposed in the country where the drilling operations take place.

Dividends and other investment income will be taxable in accordance with the legislation of the country where the company holding the investment is resident. For companies resident in Bermuda, there is currently no tax on these types of income.

Some countries levy withholding taxes on outbound dividends and interest payments.

Capital gains taxation
In respect of drilling rigs owned by companies in Bermuda, no capital gains tax is payable upon the sale or disposition of a rig. However, some countries may impose a capital gains tax or a claw-back of tax depreciation (on a full or partial basis) upon the sale of a rig during or attributable to such time as the rig is operating within such country, or within a certain time after completion of such drilling operations, or when the rig is exported after completion of such drilling operations.

Other taxes
Our operations may be subject to sales taxes, value added taxes, or other similar taxes in various countries.

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

Special rules may apply to any “extraordinary dividend” generally, a dividend paid by us in an amount which is equal to or in excess of ten percent of a U.S. Non-Corporate Holder’s adjusted tax basis (or fair market value in certain circumstances) in a share of common shares paid by us. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a U.S. Non-Corporate Holder’s adjusted tax basis (or fair market value in certain circumstances). If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

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

These rules would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common shares. If a Non-Electing Holder, who is an individual, dies while owning our common shares, such holder’s successor generally would not receive a step-up in tax basis with respect to such shares.

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

Individuals who are U.S. Holders (and to the extent specified in applicable Treasury Regulations, certain individuals who are Non-U.S. Holders and certain United States entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations). Specified foreign financial assets would include, among other assets, our common shares, unless the shares are held through an account maintained with a United States financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury Regulations, an individual Non-U.S. Holder or a United States entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of United States federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including United States entities) and Non-U.S. Holders are encouraged consult their own tax advisers regarding their reporting obligations under this legislation.

Other Tax Considerations
In addition to the tax consequences discussed above, we may be subject to tax in one or more other jurisdictions where we conduct activities. The amount of any such tax imposed upon our operations may be material.

F.    Dividends and paying agents.
Not applicable.

G.    Statement by experts.
Not applicable.

H.    Documents on display.
We are subject to the informational requirements of the Exchange Act. In accordance with these requirements we file reports and other information with the Commission. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we and other registrants have filed electronically with the Commission. Our filings are also available on our website at www.nadlcorp.com. This web address is provided as an inactive textual reference only. Information contained on our website does not constitute part of this annual report. In addition, documents referred to in this annual report may be inspected at our principle executive offices at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

I.    Subsidiary Information
Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK (Restated)

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

Interest rate risk
A significant portion of our debt obligations and surplus funds placed with financial institutions are subject to movements in interest rates. It is our policy to obtain the most favorable interest rates available without increasing our foreign currency exposure. Working capital is placed in bank accounts or fixed deposits with reputable financial institutions in order to maximize returns, while providing us with the flexibility to meet working capital and capital investments. We have no significant interest bearing assets other than cash and cash equivalents; therefore our income and operating cash flows are substantially independent of changes in market interest rates.

This section should be read in conjunction with Note 22 "Risk management and financial instruments" and "Note 27 - Restatement of previously issued Financial Statements" of our consolidated financial statements included herein.

We use interest rate swaps to manage our exposure to interest rate risks. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. The extent to which interest rate swaps are used is determined by reference to our net debt exposure. Most of our interest rate swaps do not qualify for hedge accounting and movements in their fair values are reflected in the statement of operations to the consolidated financial statements included herein under the heading "Loss on derivative financial instruments". Interest rate swap agreements that have a positive fair value are recorded as "Other non-current assets", and swaps with a negative fair value are recorded as "Other current liabilities" in the consolidated balance sheet to our consolidated financial statements included herein.

At December 31, 2016, we had interest rate swap agreements with an outstanding principal amount of $900 million (December 31, 2015: $1,300 million), including one contract of $200 million which was entered into in February 2014 with forward start in March 2016. Interest rate swap contracts have maturity dates between May 2017 and March 2021.

We did not enter into any other new swap agreements, nor change any existing swap agreements, during the year ended December 31, 2016.

Financial instruments
The following table summarizes the notional amounts and estimated fair values of our financial instruments as of December 31, 2016 and 2015:

	December 31, 2016		December 31, 2015
(In millions of U.S. dollars)	Notional amount	Fair value	Notional amount	Fair value
				(Restated)
Interest rate swaps - assets	100.0	1.4	200.0	1.5
Interest rate swaps - liabilities	800.0	(10.9)	1,100.0	(21.9)

The fair value of interest rate swaps is the estimated amount that our counterparties would receive or pay to terminate the swap agreements at the reporting date. The valuation technique used to determine the fair value of interest rate swaps approximates the net present value of the swap contracts’ future cash flows.

In addition to the above interest rate swaps, SFL Linus Ltd., our fully-consolidated VIE has executed interest rate cash flow hedges in the form of interest rate swaps. Movements in their fair value are reflected in "Accumulated other comprehensive income/(loss)," with their fair value recorded as "Other current assets" or "Other current liabilities" in the consolidated balance sheet to our consolidated financial statements included herein. As of December 31, 2016, the SFL Linus Ltd. had entered into interest rate swap agreements with a combined outstanding principal amount of $176.2 million, as compared to $199.9 million in 2015, at a rate of 1.77% to 2.01% per annum. The swap agreements mature between October and December 2018, and the fair value as of December 31, 2016 was a liability of $1.1 million (December 31, 2015: liability of $2.3 million).

	December 31, 2016		December 31, 2015
(In millions of U.S. dollars)	Notional amount	Fair value	Notional amount	Fair value
				(Restated)
Interest rate swaps - hedge accounted - liabilities	176.2	(1.1)	199.9	(2.3)

As at December 31, 2016 we also had outstanding cross currency interest rate swaps with principal amount of $174.4 million (December 31, 2015: $253.5 million) with maturity dates in October 2018 at fixed interest rates of 6.18% per annum. The fair value of our cross currency interest rate swap contracts as of December 31, 2016 and December 31, 2015 was as follows:

	December 31, 2016		December 31, 2015
(In millions of U.S. dollars)	Notional amount	Fair value	Notional amount	Fair value
				(Restated)
Cross currency swaps - liability	174.4	(59.8)	253.5	(64.3)

As of December 31, 2016, our net effective exposure to floating interest rate fluctuations on our outstanding debt was $313.7 million, based on our total net interest bearing debt including related party of $2,289.3 million less $725.0 million of fixed rate loans and bonds, less $1,250.6 million outstanding principal of our floating to fixed interest rate swaps and cross currency swaps. An increase or decrease in short-term interest rates of one percentage point would thus increase or decrease our effective interest expense by approximately $3.1 million on an annual basis as of December 31, 2016.

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

This section should be read in conjunction with Note 22 "Risk management and financial instruments" to our consolidated financial statements included herein.

Our foreign currency risk arises from:

•	the measurement of debt and other monetary assets and liabilities denominated in foreign currencies converted to U.S. dollars, with the resulting gain or loss recorded as “Other financial items”;

•	changes in the fair value of foreign currency forward contracts, which are recorded as “Other financial items”; and

•	the impact of fluctuations in exchange rates on the reported amounts of our revenues and expenses which are contracted in foreign currencies.

We use cross-currency interest rate swaps (as mentioned above) and occasionally foreign currency forward contracts to manage our exposure to foreign currency risk on certain assets, liabilities and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the Consolidated Balance Sheet under “Other current assets” if the contracts have a net positive fair value, and under “Other current liabilities” if the contracts have a net negative fair value, with changes in the fair value recorded in the consolidated statement of operations under “Other financial items - Gain/(loss) on derivative financial instruments.”

As at December 31, 2016 and 2015, we did not have any outstanding forward currency contracts.

A 1.0% change in the exchange rate between the U.S. dollar and the Norwegian Krone (NOK) would result in a fair value gain of $1.7 million on our NOK denominated interest bearing debt (2015: gain of $1.7 million) and a fair value loss of $1.7 million on our cross currency interest rate swaps (2015: loss of $1.7 million) that would be reflected in our Consolidated Statements of Operations, based on our cross currency interest rate swaps and currency forward contracts as at December 31, 2016.

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

The following table shows the customers which accounted for more than 10% of the Company’s consolidated revenues:

Contract revenue split by client:	Year ended December 31,
	2016	2015	2014
Statoil	40%	44%	38%
Conoco Phillips	25%	18%	8%
ExxonMobil	25%	25%	13%
Total	10%	13%	12%
Shell	—%	—%	12%
KMNG	—%	—%	11%
Other	—%	—%	6%
Total	100%	100%	100%

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

PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Neither we nor any of our subsidiaries have been subject to a material default in the payment of principal, interest, a sinking fund or purchase fund installment or any other material default that was not cured within 30 days. In addition, the payments of our dividends are not and have not been in arrears, nor have they been subject to material delinquency that was not cured within 30 days.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

(a)    Disclosure of controls and procedures.

Management assessed the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15 and Rule 15a-15 of the Exchange Act as of December 31, 2016. Based upon that evaluation and as a result of the material weakness in the internal control over financial reporting as set forth in Management's Annual Report on Internal Controls over Financial Reporting below, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were ineffective as at the evaluation date.

(b)    Management's report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15 and Rule 15a-15 promulgated under the Exchange Act.

Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Company's management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Our management with the participation of our principal executive officer and principal financial officers assessed the effectiveness of the design and operation of our internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act as of December 31, 2016. Management conducted the evaluation of the effectiveness of the internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, published in its report entitled “Internal Control–Integrated Framework (2013)” and identified the material weakness described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

We did not maintain effective controls over the accounting for interest rate and cross currency swaps. Specifically, the design and execution of controls over the application of accounting principles under U.S. GAAP were ineffective in relation to the inclusion of counterparty credit risk in fair value measurements related to interest rate and cross currency swaps, and the completeness of accounting policy guidance in relation of the inclusion of counterparty credit risk in fair value measurements. This control deficiency resulted in a material misstatement in previously issued financial statements for the year ended December 31, 2015, December 31, 2014, and the quarters ended March 31, June 30 and September 30, 2016 and therefore required these previously issued financial reports to be restated. Additionally, this control deficiency could result in misstatements of the aforementioned account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

Because of this material weakness, management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2016.

(c)    Attestation report of the registered public accounting firm.

The independent registered public accounting firm that audited our consolidated financial statements, PricewaterhouseCoopers LLP, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2016, appearing under Item 18, and such report is incorporated herein by reference.

(d)    Changes in internal control over financial reporting.

We have commenced the remediation activities described below to remediate the material weakness; however, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Remediation efforts to address material weakness
Management is committed to completing remediation activities to address this material weakness. These activities, summarized below, which have either been completed or are in progress, are intended to address the material weakness discussed above and to improve the overall control environment. These activities include:

•	Redesigning the fair value measurement process in respect of derivative financial instruments to include counterparty credit risk;

•	Investing in accounting policy guidance, including a third party review of our accounting policies; and

•	Enhancing the documentation of policies, procedures and responsibilities throughout the financial reporting process.

Management believes the successful completion of these activities will remediate the material weakness and these actions are subject to ongoing senior management review, including Audit Committee oversight. During the period that the remediation activities are ongoing, we will perform additional control activities, as required, in order to ensure our financial statements are fairly stated in all material respects.

ITEM 16.    RESERVED

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

ITEM 16C.    PRINCIPAL ACCOUNTING FEES AND SERVICES
Our principal accountants for the fiscal years ended December 31, 2016 was PricewaterhouseCoopers LLP (UK) and for December 31, 2015 was PricewaterhouseCoopers AS (Norway). The following table sets forth the fees related to audit and other services provided by PricewaterhouseCoopers LLP and PricewaterhouseCoopers AS.

(in U.S. dollars)	2016	2015
Audit fees (a)	795,000	644,000
Audit-related fees (b)	18,000	—
Taxation fees (c)	9,000	—
All other fees (d)	4,000	11,000
Total	826,000	655,000

a)	Audit Fees
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

e)	Audit Committee’s Pre-Approval Policies and Procedures
Our Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that requires the Board to approve the appointment of our independent auditor before such auditor is engaged, and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2016 and 2015 were approved by the Board pursuant to the pre-approval policy.

ITEM 16D.    EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES
Not applicable

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Effective September 18, 2015, we appointed PricewaterhouseCoopers LLP independent auditor for the fiscal year ending December 31, 2015 and dismissed PricewaterhouseCoopers AS as our independent auditor. Our appointment of PricewaterhouseCoopers LLP and dismissal of PricewaterhouseCoopers AS was approved by our audit committee. The information required to be disclosed pursuant to this Item 16F was previously reported on Form 6-K, filed with the SEC on October 13, 2015.

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

•
Independence of Directors. The NYSE requires that a U.S. listed company maintain a majority of independent • directors. Under Bermuda law and our Bye-laws, we are not required to have a board of directors comprised of a majority of directors meeting the independence standards described in NYSE rules. However, we currently have a majority of independent directors, with four of the five members of our Board of Directors being independent under the NYSE’s standards for independence applicable to a foreign private issuer.

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

Financial Statement Schedules

Schedule II - Valuation and Qualifying Accounts

(In US$ millions)		Additions
	Balance at beginning of period	Charge to cost and expenses	Charge to other accounts		Deductions		Balance at end of period
Year ended December 31, 2014
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts receivable	22.2	—	4.0	(a)	(17.9)	(b)	8.3
Valuation allowance on deferred tax assets	—	—	—		—		—

Year ended December 31, 2015
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts receivable	8.3	—	17.1	(a)	(13.3)	(b)	12.1
Valuation allowance on deferred tax assets	—	—	0.4	(c)	—		0.4

Year ended December 31, 2016
Year ended Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts receivable	12.1	—	2.4	(a)	(13.3)	(b)	1.2
Valuation allowance on deferred tax assets	0.4	—	13.1	(c)	—		13.5

(a)	Increases in provision for disputed accounts receivable - reversal of revenues.

(b)	Releases of accounts receivable provision.

(c)	Amounts related to deferred tax assets recorded for net operating losses, with an offsetting valuation allowance.

ITEM 19.    EXHIBITS

Exhibit Number	Description
1.1	Memorandum of Association of North Atlantic Drilling Ltd. (1)
1.2	Amended and Restated Bye-laws of North Atlantic Drilling Ltd. (2)
1.3
Certificate of Deposit of Memorandum of Reduction of Share Capital of North Atlantic Drilling Ltd. dated December 31, 2015, and Certificate of Deposit of Memorandum of Issued Share Capital of North Atlantic Drilling Ltd. dated December 31, 2015.(6)

2.1	Form of Common Stock Certificate (5)
4.1	Equity Compensation Plan (2)
4.2	Restricted Stock Unit Plan (2)
4.3	General Management Agreement between North Atlantic Drilling Ltd. and North Atlantic Management AS (1)
4.4	Services Agreement between North Atlantic Management AS and Seadrill Management AS (1)
4.5	Cooperation Agreement (3)
4.6	$2,000 Million Senior Secured Credit Facility between North Atlantic Drilling Ltd. and a Syndicate of Banks, dated April 15, 2011 (1)
4.7	Amendment to the $2,000 Million Senior Secured Credit Facility between North Atlantic Drilling Ltd. and a Syndicate of Banks, dated April 28, 2016 (6)
4.8	Amendment to the $2,000 Million Senior Secured Credit Facility between North Atlantic Drilling Ltd. and a Syndicate of Banks, dated March 28, 2017
4.9	$195 Million Related Party Loan between SF Linus Ltd and Ship Finance International Ltd., dated June 28, 2013 (2)
4.10	NOK 1,500 Million Senior Unsecured Bond due 2018 (2)
4.11	Indenture relating to $600 Million 6.25% Senior Unsecured Notes due 2019 (3)
4.12
Framework agreement by and among Rosneft Oil Company, Seadrill Limited and North Atlantic Drilling Ltd., dated August 20, 2014, as amended by the first letter amendment dated November 7, 2014, and the second letter amendment dated April 15, 2015.(4) †

4.13	Framework agreement by and among Rosneft Oil Company, Seadrill Limited and North Atlantic Drilling Ltd., third letter amendment dated June 2015 (6)
4.14
Amendment No. 1 to the Agreement for the Construction of the West Rigel, dated December 2, 2015, by and between Jurong Shipyard Pte. Ltd. and North Atlantic Rigel Ltd., including the Joint Asset Holding Agreement between Jurong Shipyard Pte. Ltd. and North Atlantic Drilling Ltd., included as Appendix 1 thereto (6)†

4.15
Amendment No. 2 dated June 1, 2016, Amendment No. 3, dated September 1, 2016, Amendment No. 4, dated September 30, 2016, Amendment No. 5, dated January 6, 2017 to the Agreement for the Construction of the West Rigel, by and between Jurong Shipyard Pte. Ltd. and North Atlantic Rigel Ltd.

4.16	RCF Agreement between North Atlantic Drilling Ltd. and Seadrill Limited dated January 30, 2017, as amended March 14, 2017
8.1	List of Subsidiaries of North Atlantic Drilling Ltd.
11.1	Code of Conduct (1)
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
_____________

(1)	Incorporated by reference to the Company’s Registration Statement on Form F-1 (File No. 333-185394), filed with the Commission on December 12, 2012.

(2)	Incorporated by reference to Amendment No. 1 to the Company's Registration Statement on Form F-1 (File No. 333-185394), filed with the Commission on November 8, 2013.

(3)	Incorporated by reference to the Company`s annual report on Form 20-F, filed with the Commission on April 22, 2014.

(4)	Incorporated by reference to the Company's annual report on Form 20-F, filed with the Commission on April 22, 2015.

(5)	Incorporated by reference to the Company’s Registration Statement on Form 8-A12B, filed with the Commission on January 4, 2016

(6)	Incorporated by reference to the Company`s annual report on Form 20-F, filed with the Commission on April 28, 2016.

†	Certain portions have been omitted pursuant to a confidential treatment request. Omitted information has been filed separately with the Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NORTH ATLANTIC DRILLING LTD.
(Registrant)
Date: April 27, 2017
	By:	/s/ Alf Ragnar Løvdal
	Name:	Alf Ragnar Løvdal
	Title:	Chief Executive Officer of North Atlantic Management AS (Principal Executive Officer of North Atlantic Drilling Ltd.)

NORTH ATLANTIC DRILLING LTD.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of North Atlantic Drilling Ltd

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of comprehensive loss, of changes in equity and of cash flows present fairly, in all material respects, the financial position of North Atlantic Drilling Ltd and its subsidiaries at December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the accompanying financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because a material weakness in internal control over financial reporting related to the accounting for interest rate and cross currency swaps existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2016 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in management's report referred to above. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 27 to the consolidated financial statements, the Company has restated its 2015 consolidated financial statements to correct an error.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has near term liquidity constraints due to significant cash outflows for which sufficient cash is not available which raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to this matter are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

April 27, 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of North Atlantic Drilling Ltd

In our opinion, the accompanying consolidated statements of operations, of comprehensive loss, of cash flows and of changes in equity present fairly, in all material respects, the financial position of North Atlantic Drilling Ltd and its subsidiaries at December 31, 2014 and the results of their operations and their cash flows for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 27 to the consolidated financial statements, the Company has restated its 2014 financial statements to correct an error.

/s/ PricewaterhouseCoopers AS
Oslo, Norway

April 21, 2015, except with respect to our opinion on the consolidated financial statements as it relates to the effects of the 1-for-10 reverse stock split discussed in Note 1, the effects of the related party offsetting discussed in Note 1 and the effects of the change in the classification of deferred taxes and debt issuance costs discussed in Note 2, as to which the date is April 28, 2016; and except with respect to our opinion on the consolidated financial statements insofar as it relates to the effects of the restatement discussed in Note 27, as to which the date is April 27, 2017.

NORTH ATLANTIC DRILLING LTD.
Consolidated Statement of Operations for the years ended December 31, 2016, 2015 and 2014
(In millions of U.S. dollars, except per share data)

	Years Ended December 31,
	2016	2015	2014
		Restated***	Restated***
Operating revenues
Contract revenues	510.1	730.4	1,058.8
Reimbursables	13.9	17.3	160.0
Related party revenues *	—	—	44.9
Other revenues	10.7	—	—
Total operating revenues	534.7	747.7	1,263.7

Gain/(Loss) on disposal	2.4	(82.0)	—

Operating expenses
Vessel and rig operating expenses *	181.9	270.8	458.4
Reimbursable expenses	13.1	15.4	150.0
Depreciation and amortization	221.3	221.9	212.2
Loss on impairment of goodwill	—	—	480.6
General and administrative expenses *	30.0	60.1	78.9
Total operating expenses	446.3	568.2	1,380.1

Net operating income/(loss)	90.8	97.5	(116.4)

Financial items
Interest expense *	(106.0)	(97.7)	(103.3)
Foreign exchange gain	3.4	28.3	41.0
Loss on derivative financial instruments	(9.9)	(35.6)	(69.7)
Other financial items *	(8.5)	(5.2)	(26.0)
Total financial items	(121.0)	(110.2)	(158.0)

Loss before income taxes	(30.2)	(12.7)	(274.4)
Income taxes	(22.2)	(44.1)	(29.6)
Net loss	(52.4)	(56.8)	(304.0)

Net income attributable to non-controlling interest	14.4	16.2	12.4
Net loss attributable to the shareholders of the Company	(66.8)	(73.0)	(316.4)

Basic earnings per share **	(2.77)	(3.03)	(13.18)
Diluted earnings per share **	(2.77)	(3.03)	(13.18)
Declared dividend per share	0.00	0.00	4.80

*	Includes transactions with related parties. Refer to Note 21 "Related party transactions".

**	As a result of the stock split and capital reduction, the earnings per share has been retrospectively adjusted. Refer to "Note 17 - Common share capital" for more information.

***	Refer to "Note 27 - Restatement of previously issued financial statements".

See accompanying notes that are an integral part of these Consolidated Financial Statements.

NORTH ATLANTIC DRILLING LTD.
Consolidated Statement of Comprehensive Loss
for the years ended December 31, 2016, 2015 and 2014
(In millions of U.S. dollars)

	Years Ended December 31,
	2016	2015	2014
		Restated*	Restated*
Net loss	(52.4)	(56.8)	(304.0)

Other comprehensive gain/(loss), net of tax:
Change in actuarial gain/(loss) relating to pension	21.6	34.9	(19.2)
Change in unrealized gain on interest rate swaps in VIE	1.2	0.2	—
Other comprehensive income/(loss), net of tax	22.8	35.1	(19.2)

Total comprehensive loss for the year ended	(29.6)	(21.7)	(323.2)

Total comprehensive income attributable to non-controlling interests	15.6	16.4	12.4
Total comprehensive loss attributable to the shareholders	(45.2)	(38.1)	(335.6)

* Refer to Note 27 "Restatement of previously issued financial statements".
Note: All items of other comprehensive income/(loss) are stated net of tax.

See accompanying notes that are an integral part of these Consolidated Financial Statements.

NORTH ATLANTIC DRILLING LTD.
Consolidated Balance Sheet as of December 31, 2016 and 2015
(In millions of U.S. dollars)

	December 31, 2016	December 31, 2015
ASSETS		Restated *
Current assets
Cash and cash equivalents	68.7	150.9
Restricted cash	5.2	6.5
Accounts receivables, net	76.0	99.3
Amount due from related party	11.2	4.7
Other current assets	15.1	25.1
Total current assets	176.2	286.5

Non-current assets
Drilling units	2,528.8	2,738.0
Non-current assets held for sale	128.4	128.4
Deferred tax assets	—	7.5
Other non-current assets	85.0	94.7
Total non-current assets	2,742.2	2,968.6
Total assets	2,918.4	3,255.1

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt	1,078.5	210.4
Amount due to related party	36.6	39.8
Trade accounts payable	3.2	12.3
Tax payable	16.8	20.3
Other current liabilities	125.8	173.5
Total current liabilities	1,260.9	456.3

Non-current liabilities
Long-term interest bearing debt	880.5	1,903.5
Long term debt to related party	321.2	321.0
Deferred taxes	48.4	57.7
Pension liabilities	3.2	37.4
Other non-current liabilities	18.2	22.2
Total non-current liabilities	1,271.5	2,341.8

Shareholders’ equity
Common shares of par value US$0.10 per share: 24,114,232 shares outstanding at December 31, 2016 (December 31, 2015, 24,114,232 shares outstanding)	2.4	2.4
Additional paid in capital	49.9	49.2
Contributed surplus	2,037.6	2,037.6
Contributed deficit	(1,188.4)	(1,188.4)
Accumulated other comprehensive loss	(2.1)	(23.7)
Accumulated deficit	(513.4)	(446.6)
Total shareholders’ equity	386.0	430.5
Non controlling interest	—	26.5
Total equity	386.0	457.0

Total liabilities and shareholders’ equity	2,918.4	3,255.1
See accompanying notes that are an integral part of these Consolidated Financial Statements.
* Refer to Note 27 "Restatement of previously issued financial statements".

NORTH ATLANTIC DRILLING LTD.
Consolidated Statement of Cash Flows for the years ended December 31, 2016, 2015 and 2014
(In millions of U.S. dollars)

	Years Ended December 31,
	2016	2015	2014
		Restated *	Restated *
Cash Flows from Operating Activities
Net loss	(52.4)	(56.8)	(304.0)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	221.3	221.9	212.2
Amortization of deferred loan charges	10.0	8.2	8.4
Loss on impairment	—	—	480.6
(Gain)/loss on disposal	(2.4)	82.0	—
Amortization of tax assets	9.2	8.8	9.1
Payments for long-term maintenance	(22.1)	(30.3)	(155.4)
Unrealized (gain)/loss related to derivative financial instruments	(15.3)	(1.5)	37.2
Unrealized foreign exchange loss/(gain) on long-term interest bearing debt	4.4	(30.6)	(43.0)
Share based payments expense	0.7	0.6	0.8
Deferred income tax expense	(1.8)	23.5	12.0

Changes in operating assets and liabilities:
Trade accounts receivable	23.3	135.8	(13.4)
Trade accounts payable	(9.1)	5.8	(3.9)
Change in short-term related party receivables and liabilities	(0.1)	67.1	(39.1)
Other receivables and other assets	3.9	2.6	12.2
Change in deferred revenue	(21.7)	(18.3)	0.2
Other liabilities	(19.2)	(78.9)	(14.8)
Net cash provided by operating activities	128.7	339.9	199.1

See accompanying notes that are an integral part of these Consolidated Financial Statements.
* Refer to Note 27 "Restatement of previously issued financial statements".

NORTH ATLANTIC DRILLING LTD.
Consolidated Statement of Cash Flows for the years ended December 31, 2016, 2015 and 2014
(In millions of U.S. dollars)

	Years Ended December 31,
	2016	2015	2014
Cash Flows from Investing Activities
Additions to newbuilding	—	(37.8)	(448.9)
Additions to rigs and equipment	—	(5.7)	(12.9)
Change in restricted cash	1.3	4.5	14.3
Net cash provided by/(used in) investing activities	1.3	(39.0)	(447.5)

Cash Flows from Financing Activities
Repayments of debt	(214.1)	(305.1)	(430.5)
Proceeds from debt	—	41.0	1,215.0
Repayments of shareholder loan	—	—	(517.0)
Proceeds from new shareholder loan	—	—	142.0
Proceeds from related party loan	—	—	40.0
Repayment of related party loan	—	—	(110.0)
Proceeds from issuance of equity, net of issuance cost	—	—	114.1
Debt fees paid	(4.1)	—	(11.3)
Dividends paid	—	—	(171.1)
Net cash (used in)/provided by financing activities	(218.2)	(264.1)	271.2

Effect of exchange rate changes on cash and cash equivalents	6.0	(2.1)	9.3

Net (decrease)/increase in cash and cash equivalents	(82.2)	34.7	32.1
Cash and cash equivalents at beginning of the period	150.9	116.2	84.1
Cash and cash equivalents at the end of period	68.7	150.9	116.2

Supplementary disclosure of cash flow information
Interest paid, net of capitalized interest	77.1	77.7	96.8
Income taxes paid	18.2	8.8	11.9

See accompanying notes that are an integral part of these Consolidated Financial Statements.

NORTH ATLANTIC DRILLING LTD.
Consolidated Statement of Changes in Equity for the years ended December 31, 2016, 2015, 2014
(In millions of U.S. dollars)

	Share Capital	Additional paid-in capital	Contributed surplus	Contributed deficit	Retained earnings	Other comprehensive loss	Total Shareholder's equity	NCI	Total equity
Balance at December 31, 2013	1,138.1	1.3	834.3	(1,188.4)	113.9	(39.4)	859.8	(2.3)	857.5
Issuance of common shares	67.6	46.5	—	—	—	—	114.1	—	114.1
Share based compensation	—	0.8	—	—	—	—	0.8	—	0.8
Other comprehensive income	—	—	—	—	—	(19.2)	(19.2)	—	(19.2)
Dividend paid	—	—	—	—	(171.1)	—	(171.1)	—	(171.1)
Net (loss)/income (Restated)	—	—	—	—	(316.4)	—	(316.4)	12.4	(304.0)
Balance at December 31, 2014 (Restated)	1,205.7	48.6	834.3	(1,188.4)	(373.6)	(58.6)	468.0	10.1	478.1
Share based compensation	—	0.6	—	—	—	—	0.6	—	0.6
Other comprehensive income	—	—	—	—	—	34.9	34.9	0.2	35.1
Net (loss)/income (Restated)	—	—	—	—	(73.0)	—	(73.0)	16.2	(56.8)
Reverse stock split and capital reduction	(1,203.3)	—	1,203.3	—	—	—	—	—	—
Balance at December 31, 2015 (Restated)	2.4	49.2	2,037.6	(1,188.4)	(446.6)	(23.7)	430.5	26.5	457.0
Share based compensation	—	0.7	—	—	—	—	0.7	—	0.7
Other comprehensive income	—	—	—	—	—	21.6	21.6	1.2	22.8
Net (loss)/income	—	—	—	—	(66.8)	—	(66.8)	14.4	(52.4)
Dividends declared to non-controlling interest	—	—	—	—	—	—	—	(42.1)	(42.1)
Balance at December 31, 2016	2.4	49.9	2,037.6	(1,188.4)	(513.4)	(2.1)	386.0	—	386.0

See accompanying notes that are an integral part of these Consolidated Financial Statements.

* Refer to Note 27 "Restatement of previously issued financial statements".

NORTH ATLANTIC DRILLING LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1 - General information
As used herein, and unless otherwise required by the context, the terms “North Atlantic”, “North Atlantic Drilling” or "NADL" refer to North Atlantic Drilling Ltd. and the terms “Company”, “we”, “Group”, “us” and words of similar import refer to North Atlantic Drilling and its consolidated companies for the periods that are consolidated and the consolidated group for the periods that are consolidated. The use herein of such terms as group, organization, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships. The Company was a Norwegian Over The Counter (N-OTC) listed company at December 31, 2013. On January 29, 2014 the Company was listed on the New York Stock Exchange. The Company was formed as a wholly owned subsidiary of Seadrill Limited (“Seadrill” or “the Parent”) on February 10, 2011, under the laws of Bermuda to acquire certain continuing businesses of Seadrill in the North Atlantic region. We were registered on the N-OTC list on February 24, 2011. Following the Initial Public offering on January 2014, Seadrill owns 70.4% of the Company.

Through the acquisition of certain Seadrill subsidiaries and investment in newbuildings, the Company has developed into a leading offshore drilling contractor in the North Atlantic Area. As of December 31, 2016, we owned seven offshore drilling rigs, consisting of one drillship, three jack-up rigs and three semi-submersible rigs, for operations in harsh environments. In addition, one semi-submersible rig, the West Rigel, is classified as an asset held for sale as at December 31, 2016.

The accompanying Consolidated Financial Statements have been restated for December 31, 2014 and December 31, 2015. The nature of the restatements and the effect on the Financial Statement line items are discussed in Note 27 of these Consolidated Financial Statements. In addition, certain related disclosures in the following notes have been restated to be consistent with the Consolidated Financial Statements.

Basis of presentation
Our Consolidated Financial Statements are presented in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). The amounts are presented in United States dollars ("U.S. dollar") rounded to the nearest million, unless otherwise stated.

The accompanying Consolidated Financial Statements present the financial position of NADL, the consolidated subsidiaries and the group’s interest in associated entities. Investments in companies in which we directly or indirectly hold more than 50% of the voting control are consolidated in the financial statements, as well as certain variable interest entities of which the Company is deemed to be the primary beneficiary. All inter-company balances and transactions are eliminated.

The Company’s consolidated financial statements have been prepared on a going concern basis and contemplate the realization of assets and satisfaction of liabilities in the normal course of business. However, the Company’s going concern assumption is based on management’s expectation that the current restructuring program will be completed successfully as described below.

The Company’s liquidity requirements relate to servicing debt amortizations, interest payments, and funding working capital requirements. Sources of liquidity include existing cash balances, contract and other revenues. We have historically relied on our cash generated from operations to meet our working capital needs, as well as support from Seadrill. However, as a result of the downturn in the offshore drilling industry, Seadrill and the Company require additional liquidity to fully meet their obligations that fall due within one year after the date the financial statements are issued, given the debt repayments that are due in this period.

Over the past year the Company and Seadrill have been engaged in discussions with their banks, potential new investors, existing stakeholders and bondholders in order to restructure its secured credit facilities and unsecured bonds, and in order to raise new capital. The Company and Seadrill expect the implementation of a comprehensive restructuring plan will likely involve commencing schemes of arrangement in Bermuda or the United Kingdom, or Chapter 11 proceedings under the U.S. Bankruptcy Code.

Although discussions are well advanced and significant progress has been made, until such time our restructuring is completed, uncertainty remains and therefore substantial doubt exists over the Company’s ability to continue as a going concern for twelve months after the date the financial statements are issued.

The Company's business operations are unaffected by these restructuring efforts and the Company expects to meet its ongoing customer and business counterparty obligations during the restructuring process.

For further information in respect of Long-term debt see Note 14.

The accounting policies set out below have been applied consistently to all periods in these Consolidated Financial Statements, unless otherwise noted.

Basis of consolidation
The Consolidated Financial Statements include the assets and liabilities of the Company, its majority owned and controlled subsidiaries and certain variable interest entities, (“VIE's") in which the Company is deemed to be the primary beneficiary.

A VIE is defined in ASC Topic 810 "Consolidation" ("ASC810") as a legal entity where either (a) the total equity at risk is not sufficient to permit the entity that most significantly impact on its activities without additional subordinated support; (b) equity interests holders as a group lack either i) the power to direct the activities of the entity that most significantly impact on its economic success, ii) the obligation to absorb the expected losses of the entity, or iii) the right to receive the expected residual return of the entity; or (c) the voting rights of some investors in the entity are not proportional to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with disproportionately small voting interests.

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

Reverse stock split and capital reduction
In December 2015 the shareholders in a special general meeting approved a capital reorganization including a 1-for-10 reverse stock split of the Company's issued and outstanding common shares and reducing par value from $5.00 to $0.10. In addition, the total authorized share capital was reduced from $2,000.0 million to $10.0 million.

As a result of the capital restructuring the number of shares outstanding has fallen from 241,142,651 to 24,114,232. As a result, the issued share capital of the Company has fallen from $1,205.7 million to $2.4 million and the contributed surplus has been increased by $1,203.3 million. Refer to Note 17 "Common Share Capital" for more information.

Note 2 - Accounting policies

The accounting policies set out below have been applied consistently to all periods in these Consolidated Financial Statements.

Use of estimates
Preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The areas requiring significant judgment and estimation in the preparation of the consolidated financial statements are: accounting for interests in other entities; the recoverability of asset carrying values; derivative financial instruments, including the application of hedge accounting; provisions and contingencies; pensions and other post-retirement benefits; and taxation.

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

In some cases, the Company may receive lump sum non-contingent fees or dayrate based fees from customers for demobilization upon completion of a drilling contract, including dewinterization. Non-contingent demobilization fees are recognized as revenue over the original contract term, excluding any extension option periods. Contingent demobilization fees are recognized as earned upon completion of the drilling contract.

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

Related party revenues
Related party revenues relate to management support and administrative services provided to our associates in which we maintain an investment.

Other revenues
Other revenues also include amounts recognized as early termination fees under the offshore drilling contracts which have been terminated prior to the contract end date. Contract termination fees are recognized as and when any contingencies or uncertainties are resolved.

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

Foreign currencies
The Company and its subsidiaries use the U.S. dollar as their functional currency because the majority of their revenues and expenses are denominated in U.S. dollars. Accordingly, the Company’s reporting currency is also U.S. dollars. For subsidiaries that maintain their accounts in currencies other than U.S. dollars, the Company uses the current method of translation whereby the statements of operations are translated using the average exchange rate for the year and the assets and liabilities are translated using the year end exchange rate. Foreign currency translation gains or losses on consolidation are recorded as a separate component of other comprehensive income in shareholders’ equity.

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

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, to simplify the presentation of deferred income taxes in a classified statement of financial position. The update require that deferred tax liabilities and assets be classified as non-current in a classified statement of financial position as opposed to the current requirement to separate these into current and non-current amounts. As permitted by ASU 2015-17, the Company early-adopted this standard as at December 31, 2015 and applied it retrospectively to all periods presented. As a result, the Company has presented all deferred tax liabilities and assets, as well as any related valuation allowance, as non-current for all periods presented in this annual report. The adoption of this guidance did not have a material impact on Company's consolidated financial statements and related disclosures.

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

The Company may have option agreements with shipyards to order new drilling units at fixed or variable prices which require some or no additional payment upon exercise. Payments for drilling unit purchase options are capitalized at the time when option contracts are acquired or entered into. The Company reviews the expected future cash flows, which would result from the exercise of each option contract on a contract by contract basis to determine whether the carrying value of the option is recoverable.

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

Discontinued operations
The Company will present the results of operations of a component of the Company as defined by U.S. GAAP, that either has been disposed of or is classified as held for sale, as discontinued operations, if that component represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.

Equipment
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

If the qualitative factors indicate possible impairment, the Company performs a quantitative assessment to estimate fair value of its reporting unit compared to their carrying value. In the event that the fair value is less than carrying value, the Company must perform an exercise similar to a purchase price allocation in a business combination in order to determine the amount of the impairment charge. The quantitative goodwill impairment test for a reporting unit is based on discounted cash flows. The Company uses estimated future cash flows applying contract dayrates during the firm contract periods and estimated forecasted dayrates for the periods after expiry of firm contract periods. Zero escalation of dayrates for the periods will be assumed. The estimated future cash flows will be based on remaining economic useful lives for the assets, and discounted using a weighted average cost of capital (WACC).

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

On retirement, or when an employee leaves the Company, the member's pension liability is transferred to the life insurance company administering the plan, and the pension plan no longer retains an obligation relating to the leaving member. This action is deemed to represent a settlement under US GAAP, as it represents the elimination of significant risks relating to the pension obligation and related assets. Under settlement accounting US GAAP requires a portion of the net unrealized actuarial gains/losses to be recognized through the statement of operations. The portion corresponds to the relative value of the obligation reduction as a result of the settlement. However, settlement accounting is not required if the cost of all settlements in a year is not deemed to be significant in the context of the plan. The Company deems the settlement not to be significant when the cost of settlements in the year is less than the sum of service cost and interest cost in the year. In this case the difference between the reduction in benefit obligation and the plan assets transferred to the life insurance company is recognized within "other comprehensive income", rather than being recognized in the statement of operations.

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

Recently Adopted Accounting Standards
In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which provides new authoritative guidance with regards to management's responsibility to assess an entity's ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The ASU will be effective for all entities in the first annual period ending after December 15, 2016 (December 31, 2016 for calendar year-end entities) and early adoption is permitted. The Company has assessed the impact of this ASU and has disclosed the relevant effects in Note 1 of the Consolidated Financial Statements.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which changes guidance related to both the variable interest entity ("VIE") and voting interest entity ("VOE") consolidation models. With respect to the VIE model, the standard changes, among other things, the identification of variable interests associated with fees paid to a decision maker or service provider, the VIE characteristics for a limited partner or similar entity, and the primary beneficiary determination. With respect to the VOE model, the ASU eliminates the presumption that a general partner controls a limited partnership or similar entity unless the presumption can otherwise be overcome. Under the new guidance, a general partner would largely not consolidate a partnership or similar entity under the VOE model. The Company adopted this ASU effective January 1, 2016. The adoption of this ASU did not impact the Company’s consolidated financial statements and related disclosures.

In April 2015, the FASB issued ASU 2015-05, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement, which provides explicit guidance about a customer’s accounting for fees paid in a cloud computing arrangement. Under the ASU, if a cloud computing arrangement includes a software license, then the software license element of the arrangement should be accounted for consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the arrangement should be accounted for as a service contract. The Company adopted this ASU prospectively to arrangements entered into, or materially modified beginning January 1, 2016. The adoption of this ASU did not impact the Company’s consolidated financial statements and related disclosures.

In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. The amendments in this update require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The guidance further requires that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date and present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The Company adopted this ASU effective January 1, 2016 with prospective application. The adoption of this ASU did not impact the Company’s consolidated financial statements and related disclosures.

In October 2016, the FASB issued ASU 2016-17, Consolidation (Topic 810): Interests held through Related Parties that are under Common Control, which provides VIE guidance on evaluating indirect interests held by related parties under common control. The new guidance changes consolidation conclusions for entities that have already adopted 2015-02 amendments to the consolidation guidance, when a decision maker and its related parties holding an interest in the VIE are under common control. The single decision maker will consider the indirect interest on a proportionate basis. The Company adopted this ASU effective 31 December 2016. The adoption of this ASU did not impact the Company's consolidated financial statements and related disclosures.

Recently Issued Accounting Standards
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements. This new standard supersedes all existing revenue recognition requirements, including most industry-specific guidance. The new standard requires a company to recognize revenue when it transfers goods or services to customers in an amount that reflects the consideration that the company expects to receive for those goods or services. The new standard also requires additional qualitative and quantitative disclosures. In April 2015 the FASB proposed to defer the effective date of the guidance by one year. Based on this proposal, public entities would need to apply the new guidance for annual and interim periods beginning after December 15, 2017, and shall be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as at the date of adoption. Early adoption is not permitted until periods beginning after December 15, 2016.

During 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, ASU 2016- 12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, which do not change the core principle of the Standard Update, but instead clarify the implementation guidance and provide narrow-scope improvements. In December 2016, the FASB also issued ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, which includes additional guidance for disclosures related to remaining performance obligations. Based on the analysis to date, the Company has assessed there is significant interaction between ASC 606 and ASC 842 relating to Leases; therefore, the Company expects to adopt the updates concurrently, effective January 1, 2018. The Company continues to make significant progress on its review of the standard to determine the effect the requirements may have on its consolidated financial statements, according to its contract-specific facts and circumstances.

The Company is consulting with other drilling companies to fully determine recognition and disclosure under the new standard. At present, the Company does not expect the pattern of revenue recognition under the new guidance to materially differ from its current revenue recognition pattern and expects to transition using a modified retrospective approach whereby it will record the cumulative effect of applying the new standard to all outstanding contracts as at January 1, 2018 as an adjustment to opening retained earnings. The Company’s initial assessment may change as it continues to refine these assumptions.

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

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The update requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. It also offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The guidance will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years and early adoption is permitted, using a modified retrospective application. The Company has started assessing the impact of this standard update on its consolidated financial statements and related disclosures and has determined that its drilling contracts contain a lease component. The adoption of this standard will result in increased disclosure of the Company’s leasing arrangements and may affect the way the Company recognizes revenues associated with the lease and revenue components, according to its contract-specific facts and circumstances. The standard update could also introduce variability to the timing of the Company’s revenue recognition compared to current accounting standards. Based on the analysis to date, the Company has assessed there is significant interaction between ASC 606 relating to revenue recognition from contracts with customers and ASC 842; therefore, the Company expects to adopt the updates concurrently, effective January 1, 2018, using the modified retrospective approach.

The Company is consulting with other drilling companies to fully determine recognition and disclosure under the new standard. The Company continues to make significant progress on its review of the standard to determine the effect the requirements could have on its consolidated financial statements and may change its initial assessment as it completes this process.

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

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which revises guidance for the accounting for credit losses on financial instruments within its scope. The new standard introduces an approach, based on expected losses, to estimate credit losses on certain types of financial instruments and modifies the impairment model for available-for-sale debt securities. The guidance will be effective January 1, 2020, with early adoption permitted. Entities are required to apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments based on a consensus of the Emerging Issues Task Force (EITF), to address the classification of certain cash receipts and cash payments on the statement of cash flows. The new guidance also clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The guidance will be effective for annual and interim periods beginning after December 15, 2017, with early adoption permitted. Entities are required to apply the guidance retrospectively. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Income taxes Intra-Entity Transfers of Assets other than Inventory, which requires companies to recognize the income tax effects of intercompany sales or transfers of assets, other than inventory, in the income statement as income tax expense (or benefit) in the period of sale or transfer occurs. The exception to recognizing the income tax effects of intercompany sales or transfers of assets remains in place for intercompany inventory sales and transfers, i.e. companies will still be required to defer the income tax effects of intercompany inventory transactions. The standard will be effective for annual periods beginning after 15 December 2017, with early adoption permitted. Entities are required to apply the guidance on a modified retrospective basis, with the cumulative effect adjustment to retained earnings at the beginning of the period of adoption. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, to address classification of activity related to restricted cash and restricted cash equivalents in the cash flows. The standard eliminates the presentation of transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. When cash, cash equivalents and restricted cash equivalents are presented in more than one line item on the balance sheet, a reconciliation of the totals in the cash flows to the related captions in the balance sheet are required, either on the face of the cash flow or in the notes to the financial statements. Additional disclosures are required for the nature of the restricted cash and restricted cash equivalents. The standard will be effective for fiscal years beginning after 15 December 2017, and interim periods within those years. Early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

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

Geographic segment data
Revenues are attributed to geographical segments based on the country of operations for drilling activities; that is, the country where the revenues are generated. The following presents the Company’s revenue by geographic area:

	Year ended December 31,
(In millions of U.S. dollars)	2016	2015	2014
Norway	483.2	648.6	1,056.8
United Kingdom	51.5	99.1	148.9
Russia	—	—	58.0
Total	534.7	747.7	1,263.7

As of December 31, 2016, one of the Company’s drilling rigs, with a net book value of $610.3 million, was located in the United Kingdom and all other rigs were located in Norway. At December 31, 2015, one drilling rig, with a net book value of $643.6 million, was located in United Kingdom and all other rigs were located in Norway. Asset location at the end of the period is not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during the period.

Major Customers
In the years ended December 31, 2016, 2015 and 2014, the Company had the following customers with contract revenues greater than 10% in any of the years presented:

	Year ended December 31,
Contract revenue split by client	2016	2015	2014
Statoil	40%	44%	38%
ExxonMobil	25%	25%	13%
Conoco Phillips	25%	18%	8%
Total	10%	13%	12%
Shell	—%	—%	12%
KMNG	—%	—%	11%
Other	—%	—%	6%
Total	100%	100%	100%

Note 4 - Interest expense

(In millions of U.S. dollars)	Years ended December 31
	2016	2015	2014
Gross interest expense	106.0	105.0	110.4
Capitalized interest	—	7.3	7.1
Net interest expense	106.0	97.7	103.3

Note 5 – Taxation

Income taxes consist of the following:

	Year ended December 31,
(In millions of U.S. dollars)	2016	2015	2014
		Restated	Restated
Current tax expense:
Bermuda	—	—	—
Foreign	21.8	19.5	8.2
Deferred tax expense:
Bermuda	—	—	—
Foreign	(8.7)	15.5	12.3
Amortization of tax effect on internal sale of assets	9.1	9.1	9.1
Total provision	22.2	44.1	29.6

Effective tax rate	-73.5%	-347.2%	-10.8%

The effective tax rate for the year ended December 31, 2016, 2015 (restated) and 2014 (restated) was -73.5%, -347.2% and -10.8% respectively. We continue to pay tax on local operations but reported an overall loss before tax inclusive of discrete items.  The negative rate reflects no tax relief on the impairments or the derivative loss. This is due to these items largely falling within the zero tax rate Bermuda companies. In addition, the decrease in the tax expense in 2016 in comparison to 2015 is mainly due to the initial recording of deferred tax liability on unremitted earnings in 2015.

We are headquartered in Bermuda where a tax exemption has been granted until 2035.  Other jurisdictions in which the Company and its subsidiaries operate are taxable based on rig operations. A loss in one jurisdiction may not be offset against taxable income in another jurisdiction. Thus, the Company may pay tax within some jurisdictions even though it might have losses in others.

The income taxes for the years ended December 31, 2016, 2015 and 2014 differed from the amount computed by applying the Bermuda statutory income tax rate of 0% as follows:

	Year ended December 31,
(In millions of U.S. dollars)	2016	2015	2014
Income taxes at statutory rate	—	—	—
Effect of amortization of tax on internal sale of assets	9.1	9.1	9.1
Effect of unremitted earnings of subsidiaries	(3.5)	21.4	—
Effect of taxable income in various countries	16.6	13.6	20.5
Total	22.2	44.1	29.6

During the year ended December 31, 2015, the Company reviewed its assertion of indefinite reinvestment of unremitted earnings of subsidiaries and determined that, due to the cash needs of the Company caused by the recent industry trend in the market, the Company no longer considers such earnings to be indefinitely reinvested. The Company has recognized a deferred tax liability relating to the unremitted earnings of subsidiaries of $17.9 million in 2016 ($21.4 million in 2015).

Deferred income taxes
Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax assets (liabilities) consist of the following:

Deferred tax assets:

(In millions of U.S. dollars)	December 31, 2016	December 31, 2015
Pension	—	5.4
Loss carry forward	13.5	2.5
Gross deferred tax asset	13.5	7.9
Valuation allowance related to net operating losses carried forward	(13.5)	(0.4)
Net deferred tax asset	—	7.5

Deferred tax liability:

(In millions of U.S. dollars)	December 31, 2016	December 31, 2015
Long term maintenance	30.0	36.3
Unremitted Earnings of Subsidiaries	17.9	21.4
Other	0.5	—
Gross deferred tax liability	48.4	57.7

Net deferred tax liability	(48.4)	(50.2)

As of December 31, 2016, deferred tax assets related to net operating loss ("NOL") carryforwards were $13.5 million, which can be used to offset future taxable income.
A valuation allowance of $13.5 million as at December 31, 2016 on the NOL carryforwards results has been recorded where we do not expect to generate future taxable income.

Uncertain tax positions
As of December 31, 2016, we had uncertain tax positions of $7.9 million, of which $1.2 million was included in other current liabilities and $6.7 million was included in other non-current liabilities. The changes to our uncertain tax positions were as follows:

	Year ended December 31,
(In millions of U.S. dollars)	2016	2015	2014
Balance beginning of period	—	—	—
Increases as a result of positions taken in prior periods	7.9	—	—
Increases as a result of positions taken during the current period	—	—	—
Decreases as a result of positions taken in prior periods	—	—	—
Decreases as a result of positions taken in the current period	—	—	—
Balance end of period	7.9	—	—

Accrued interest and penalties were less than $0.1 million as of December 31, 2016 and was included in other liabilities on our consolidated balance sheets. We recognized expenses of less than $0.1 million during the year ended December 31, 2016 related to interest and penalties for unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of operations. As of December 31, 2016, if recognized, $7.9 million of our unrecognized tax benefits, including interest and penalties, would have a favorable impact on our effective tax rate.

We expect to resolve certain current unrecognized tax benefits in 2017. Therefore, it is reasonably possible that our unrecognized tax benefits will decline during the next 12 months by $1.2 million, which would impact our consolidated effective income tax rate if recognized.

We are subject to taxation in various jurisdictions. The following table summarizes the earliest tax years that remain subject to examination by the major taxable jurisdictions in which the Company operates:

Jurisdiction	Earliest Open Year
United Kingdom	2011
Norway	2013

Note 6 – Earnings per share (Restated)

The computation of basic earnings per share (“EPS”) is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(In millions of U.S. dollars)	Year ended December 31,
	2016	2015	2014
		Restated	Restated
Net loss attributable to shareholders	(66.8)	(73.0)	(316.4)
Effect of dilution	—	—	—
Diluted net income attributable to stockholders	(66.8)	(73.0)	(316.4)

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(In millions of U.S. dollars)	Year ended December 31,
	2016	2015	2014
			Restated*
Basic loss per share:
Weighted average number of common shares outstanding	24.1	24.1	24.0

Diluted loss per share:
Weighted average number of common shares outstanding	24.1	24.1	24.0
Effect of dilution	—	—	—
Diluted numbers of shares	24.1	24.1	24.0

Basic loss per share (U.S. dollars)	(2.77)	(3.03)	(13.18)
Diluted loss per share (U.S. dollars)	(2.77)	(3.03)	(13.18)

* As a result of the 1 for 10 reverse stock split and capital reduction, the earnings per share has been retrospectively adjusted. Refer to Note 17 "Common Share Capital" for more information.

Note 7 – Restricted cash

Short term restricted cash of $5.2 million and $6.5 million at December 31, 2016 and 2015, respectively, mainly relates to tax withholding deposits.

Note 8 – Accounts receivable

Accounts receivable are presented net of allowances for doubtful accounts. The allowance for doubtful accounts receivables at December 31, 2016 was $1.2 million (2015: $12.1 million, 2014: $8.3 million).

The Company did not recognize any bad debt expense in 2016, 2015 or 2014, but has instead reduced contract revenue for any disputed amounts.

Note 9 – Other current assets

(In millions of U.S. dollars)	December 31, 2016	December 31, 2015
Reimbursable amounts due from customers	1.7	7.4
Prepaid expenses	1.3	5.3
Deferred tax effect of internal transfer of assets – current portion	9.2	9.1
Derivative financial instruments (1)	1.4	1.5
VAT receivables	0.8	1.8
Other	0.7	—
Total other current assets	15.1	25.1

(1)	Derivative financial instruments consist of unrealized gain on interest rate swaps. Additional disclosure has been provided in Note 22 "Risk management and financial instruments".

Note 10 – Newbuildings

(In millions of U.S. dollars)	December 31, 2016	December 31, 2015
Opening balance	—	172.6
Additions	—	30.5
Capitalized interest and loan related costs	—	7.3
Re-classified as held for sale	—	(210.4)
Closing balance	—	—

Additions in 2015 are related to the construction of the semi-submersible drilling rig West Rigel.

As of December 2, 2015, the West Rigel, with book value of $210.4 million, was reclassified as an asset held for sale. Refer to Note 12 "Asset held for sale" for more information.

Note 11 – Drilling rigs

(In millions of U.S. dollars)	December 31, 2016	December 31, 2015
Cost	4,128.2	4,116.1
Accumulated depreciation	(1,599.4)	(1,378.1)
Net book value	2,528.8	2,738.0

Depreciation and amortization expense was $221.3 million, $221.9 million and $212.2 million for the years ended December 31, 2016, 2015 and 2014 respectively.

Note 12 – Asset held for sale

On December 2, 2015, the Company signed an amendment with Jurong Shipyard ("Jurong") for the deferral of the delivery of the semi-submersible drilling unit, the West Rigel (the "Unit"). The deferral period originally lasted until June 2, 2016, but was then subsequently extended to July 6, 2017.
Following completion of the deferral period, the Company and Jurong have agreed to form a Joint Asset Holding Company for joint ownership of the Unit, to be owned 23% by the Company and 77% by Jurong, in the event no employment is secured for the Unit and no alternative transaction is completed. Until the end of the deferral period, the Company will continue to market the unit for an acceptable drilling contract, and the Unit will remain at the Jurong Shipyard in Singapore. The Company and Jurong may also consider other commercial opportunities for the Unit during this period. However, based on current market conditions, management deems the most probable outcome to be that the Unit will be contributed to the Joint Asset Holding Company.

As a result, the Company concluded that the West Rigel drilling unit should be classified as “Held for Sale”. A loss of $82.0 million was recognized in 2015, which was the difference between the net book value of the unit of $210.4 million, compared to the expected recoverable value of the Company’s investment in the Joint Asset Holding Company of $128.4 million. The loss was recognized in "Loss on disposal" in the Consolidated Statement of Operations.

(In millions of U.S. dollars)	December 31, 2016	December 31, 2015
Opening balance	128.4	—
West Rigel newbuild investment, classified as held for sale	—	210.4
Loss on disposal	—	(82.0)
Closing balance at the end of the period	128.4	128.4

Note 13 – Other non-current assets

(In millions of U.S. dollars)	December 31, 2016	December 31, 2015
Deferred tax effect of internal transfer of assets –long term portion	83.7	92.9
Other, including Equipment	1.3	1.8
Total other non-current assets	85.0	94.7

Note 14 – Long-term interest bearing debt

As of December 31, 2016 and December 31, 2015, the Company had the following debt facilities:

(In millions of U.S. dollars)	December 31, 2016	December 31, 2015
Credit facilities:
US$2,000 facility	1,033.3	1,200.0
US $475 facility	356.3	354.0
Total credit facilities	1,389.6	1,554.0

Bonds:
NOK 1,500 bond*	174.7	170.6
US$600 bond*	600.0	600.0
Total bonds	774.7	770.6

Related Party Loans
Loan provided by related party	125.0	125.0
Total interest bearing debt	2,289.3	2,449.6

Less: current portion	(1,084.8)	(218.1)
Less: Related party share of long term debt	(321.2)	(321.0)
Long-term portion of interest bearing debt	883.3	1,910.5

* Seadrill is the owner of 5.5% of the bond, this portion is presented as a related party liability in the Company's consolidated balance sheet. Refer to Note 21 "Related party transactions".
** Seadrill is the owner of 31.1% of the bond, this portion is presented as a related party liability in the Company's consolidated balance sheet. Refer to Note 21 "Related party transactions".

The company has adopted Accounting Standards Update (ASU) 2015-03, Interest - Imputation of Interest, (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs as at June 30, 2015, which requires the debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts and premiums. This ASU is effective for the first interim period beginning after December 15, 2015 and early adoption is permitted. The Company has chosen to early adopt this ASU in the second quarter of 2015. As a result, the consolidated balance sheet as at December 31, 2014 has been represented to reflect this change in accounting principle. $7.7 million of debt issuance costs have been reclassified from "Other current assets" to a direct deduction from "Current portion of long-term debt" and $7.0 million of debt issuance costs have been reclassified from "Other non-current assets" to a direct deduction from "Long-term interest bearing debt" in the Consolidated Balance Sheet. Similarly, as at December 31, 2016, $6.3 million of debt issuance costs have been presented as a direct deduction from the "Current portion of long-term debt" and $2.8 million of debt issuance costs have been presented as a direct deduction from "Long-term interest bearing debt" in the Consolidated Balance Sheet.

Outstanding debt as at December 31, 2016
(In millions of U.S dollars)	Principal outstanding	Less: Debt Issuance Costs	Total Debt
Current portion of long-term debt	1,084.8	(6.3)	1,078.5
Long-term portion of debt	883.3	(2.8)	880.5
Related party share of long term debt	321.2	—	321.2
Total external debt	2,289.3	(9.1)	2,280.2

Outstanding debt as at December 31, 2015
(In millions of U.S dollars)	Principal outstanding	Less: Debt Issuance Costs	Total Debt
Current portion of long-term debt	218.1	(7.7)	210.4
Long-term portion of debt	1,910.5	(7.0)	1,903.5
Related party share of long term debt	321.0	—	321.0
Total external debt	2,449.6	(14.7)	2,434.9

The outstanding debt as of December 31, 2016 is repayable as follows:

(In millions of U.S. dollars)	Year ending December 31,
Year ended December 31, 2017	1,084.8
Year ended December 31, 2018	222.2
Year ended December 31, 2019	857.3
Year ended December 31, 2020	—
Year ended December 31, 2021	—
Year ended December 31, 2022 and thereafter	125.0
Total debt principal outstanding	2,289.3

Credit facilities
$2,000 million senior secured credit facility
In April 2011, a $2,000 million senior secured credit facility was entered into with Seadrill to fund the Company’s acquisition of West Phoenix, West Navigator, West Alpha, West Epsilon, West Venture, and West Elara, which have been pledged as security. As at December 31, 2016 the net book value of units pledged as security was $1,991.8 million. The $2,000 million senior secured credit facility has a 6-year term payable quarterly with a balloon payment of $950 million at maturity. The loan bears interest of Libor plus 2.0% per annum.
As at December 31, 2016, the outstanding balance under the facility was $1,033.3 million, compared to $1,200 million as at December 31, 2015. On April 28, 2016, the Company executed maturity extension agreements to extend the maturity of this facility from April 15, 2017 to June 30, 2017. On April 4, 2017, the Company obtained an extension agreement to further extend the maturity until September 14, 2017.
The outstanding balance is classified as a short term debt facility in the Consolidated Balance Sheet as December 31, 2016.
As at December 31, 2016, $50 million was undrawn under this facility, which bears a commitment fee of 40% of the margin. The Company is restricted from using this undrawn capacity, however, due to restrictive covenants within the indentures of Seadrill's USD bonds. In April 2017 the undrawn portion of the revolving facility was canceled.
The facility contains a loan-to-value clause, which could require NADL, to post additional collateral or prepay a portion of the outstanding borrowings should the market value of the drilling units fall below 135% of the outstanding loan, however following the amendment made in April 2017, this covenant has been suspended until September 30, 2017. Refer to the section below "Covenants on credit facilities and bonds" for further information.
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

$475 million secured term loan
In October 2013, SFL Linus Ltd entered into a $475 million secured term loan and revolving credit facility with a syndicate of banks to fund the acquisition of West Linus, which has been pledged as security. As at December 31, 2016 the net book value of the West Linus pledged as security was $537 million. SFL Linus Ltd drew down on the loan at the delivery date of the rig in February 2014. The facility bears interest of LIBOR plus a margin of 2.75% and is repayable over a term of five years. A balloon payment of $242 million is due on maturity in June 2019. SFL Linus Ltd. entered into interest swap arrangements in July, 2013, in order to mitigate exposure to variability in cash flows for future interest payments on this loan. Refer also to Note 22 "Risk management and financial instruments" for additional details. During the year ended December 31, 2016 draw downs of $50.0 million were made from the revolving credit facility and the Company made repayments totaling $47.7 million. As at December 31, 2016, the outstanding balance under the facility was $356.3 million, compared to $354 million as at December 31, 2015. There is no undrawn capacity on this facility at December 31, 2016.

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

Unsecured Bonds

NOK 1,500 million Senior Unsecured Bond
On October 30, 2013, a NOK1,500 million senior unsecured bond was issued with maturity date October 2018. The bond bears interest at 3-months NIBOR plus a margin of 4.40%. The bond was subsequently swapped to US$ with a fixed rate of 6.18% per annum until maturity. The net proceeds were used to repay the remaining outstanding amount under our Seadrill Revolving Credit Facility. During fourth quarter of 2014, Seadrill purchased in the open market a total of 5.5% ownership in the NOK 1,500 million Senior Unsecured Bond. As at December 31, 2016, Seadrill is the holder of 5.5% of the bond, which amounts to $9.6 million (December 31, 2015: 5.5% or $9.4 million).

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

$600 million 6.25% Senior Unsecured Notes due 2019
On January 31, 2014, a $600 million senior unsecured bond was issued with maturity date January 2019. The notes bear a fixed coupon of 6.25%. The notes were listed on the Irish Stock Exchange on July 1, 2014. The net proceeds of this offering have been used to repay the $500 million 7.7% Bond, including a settlement premium of $22.5 million. As of December 31, 2016 Seadrill held 31.1% of the bond, which amounts to $186.6 million (December 31, 2015: 31.1% or $186.6 million).

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

Related party loans
$85 million Seadrill Revolving Credit Facility
Seadrill has provided North Atlantic an unsecured revolving shareholder loan of $85 million. The maturity date was January 30, 2015. The facility was increased from $200 million to $335 million on June 28, 2013, and then decreased to $85 million on November 20, 2013. The terms of the remaining facility of $85 million were the same as stated in the original agreement dated March 30, 2012. The interest was Libor plus 3.0% per annum. Aggregate drawdowns and repayments on this facility during the year ended December 31, 2016 and 2015 were $0 million and $0 million, respectively because the facility matured on January 30, 2015.

$195 million Loan Agreement
Ship Finance granted the VIE company, SF Linus Ltd, an unsecured loan of $195 million on June 28, 2013 to be repaid at the earlier of June 30, 2029 or date of sale of the West Linus rig. The loan did not bear interest until the rig was delivered from the yard. SFL Linus Ltd. repaid $70 million during the first quarter in 2014. The outstanding balance at December 31, 2016 is $125 million (December 31, 2015: $125 million). The proceeds of this loan were used to finance the acquisition of the West Linus. The loan is presented as debt to related parties on our Consolidated Balance Sheet on December 31, 2016.

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

May 2015 Amendments to Senior Secured Credit Facilities
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

April 2016 Amendments to Senior Secured Credit Facilities, as extended in April 2017
On April 28, 2016, Seadrill and the Company executed amendment and waiver agreements in respect of all of its senior secured credit facilities. The maturity of our $2,000 million senior secured credit facility was extended to June 30, 2017. On April 4, 2017, we executed extensions to the covenant amendments and waivers expiring on June 30, 2017 to September 30, 2017.

The key terms and conditions of these agreements are as follows:

•
Equity ratio: Seadrill is required to maintain a total equity to total assets ratio of at least 30.0%. Prior to the amendment, both total equity and total assets are adjusted for the difference between book and market values of drilling units, as determined by independent broker valuations. The amendment removes the need for the market value adjustment from the calculation of the equity ratio until June 30, 2017. On April 4, 2017, the amendment period was extended until September 30, 2017.

•
Leverage ratio: Seadrill is required to maintain a ratio of net debt to EBITDA. Prior to the amendment the leverage ratio had to be no greater than 6.0:1, falling to 5.5:1 from October 1, 2016, and falling again to 4.5:1 from January 1, 2017. The amendment retains the ratio at 6.0:1 until December 31, 2016, and then increases to 6.5:1 between January 1, 2017 and June 30, 2017. On April 4, 2017, the amendment period was extended until September 30, 2017.

•
Minimum-value-clauses: Seadrill's and the Company's secured bank credit facilities contain loan-to-value clauses, or minimum-value-clauses (“MVC”), which could require the Seadrill and the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the drilling units securing borrowings under each of such agreements decrease below required levels. This covenant has been suspended until June 30, 2017. On April 4, 2017, the amendment period was extended until September 30, 2017.

•
Minimum Liquidity: The aggregated minimum liquidity requirement for the group to maintain cash and cash equivalents of at least $150 million has been increased to $250 million until June 30, 2017. On April 4, 2017, the amendment period was extended until September 30, 2017.

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

We were in compliance with all financial loan covenants as of December 31, 2016, as measured at the Seadrill consolidated level.

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

We were in compliance with all financial loan covenants as of December 31, 2016, as measured at the Seadrill consolidated level.

Covenants contained in the credit facility of SFL Linus Ltd., our consolidated VIE
On October 17, 2013, SFL Linus Ltd. entered into a $475 million secured term loan and revolving credit facility with a syndicate of banks to fund the acquisition of the West Linus, which has been pledged as security. Seadrill Limited is the Charter Guarantor under this facility. While we are not, directly or indirectly, obligated to repay the borrowings under this facility, a breach of one or more of the covenants contained in this credit facility may have a material adverse effect on us. See “Item 3. Key Information-D. Risk Factors-Failure to comply with covenants and other provisions in our existing or future debt agreements, including the senior unsecured notes, could result in cross-defaults under our existing debt agreements, which would have a material adverse effect on us.”

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

The Company, Seadrill and SFL Linus Ltd. complied with all financial and other covenants as included within the amended credit facility as tested by reference to the financial statements as of December 31, 2016.

Note 15 – Other current liabilities (Restated)

(In millions of U.S. dollars)	December 31, 2016	December 31, 2015
		Restated
Derivative financial instruments (1)	70.7	86.2
Accrued interest expense	18.6	17.9
Accrued expenses	14.7	22.5
Employee withheld taxes, social security and vacation payment	8.2	18.7
Withheld business taxes	4.0	6.6
Short term portion of deferred revenues	9.6	21.6
Total other current liabilities	125.8	173.5

(1)
Derivative financial instruments consist of unrealized losses on interest rate swaps, cross currency swaps and foreign exchange rate forwards. Additional disclosure has been provided in Note 22 "Risk management and financial instruments".

Note 16 – Other non-current liabilities

(In millions of U.S. dollars)	December 31, 2016	December 31, 2015
Deferred revenue	10.3	19.9
Derivative financial instruments (1)	1.1	2.3
Non-current tax liabilities	6.7	—
Other	0.1	—
Total non-current liabilities	18.2	22.2

(1)	Derivative financial instruments consist of unrealized losses on interest rate swaps. Additional disclosure has been provided in Note 22 "Risk management and financial instruments.

Note 17 – Common share capital

	December 31, 2016		December 31, 2015
	Common shares of par value $0.10		Common shares of par value $0.10
	Shares	U.S. dollars millions	Shares	U.S. dollars millions
Authorized share capital	100,000,000	10.0	100,000,000	10.0

Issued and fully paid share capital	24,351,618	2.4	24,351,618	2.4
Treasury shares held by Company	(237,386)	—	(237,386)	—
Outstanding shares in issue	24,114,232	2.4	24,114,232	2.4

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

After incorporation, the Company repurchased shares that may be canceled or held as treasury shares. As of December 31, 2016 and the Company held 237,386 common shares as treasury shares at cost (December 31, 2015: 237,386 treasury shares).

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

Reverse stock split and capital reduction
In December 2015 the shareholders in a special general meeting approved a capital reorganization including a 1-for-10 reverse stock split of the Company's issued and outstanding common shares and reducing par value from $5.00 to $0.10. In addition, the total authorized share capital was reduced from $2,000.0 million to $10.0 million.

As a result of the capital restructuring in December 2015, the number of shares outstanding fell from 241,142,651 to 24,114,232, the issued share capital of the Company fell from $1,205.7 million to $2.4 million, and the contributed surplus increased by $1,203.3 million.

Note 18 – Accumulated other comprehensive loss

(In millions of U.S. dollars)	December 31, 2016	December 31, 2015

Actuarial loss relating to pension	(2.1)	(23.7)
Total accumulated other comprehensive loss	(2.1)	(23.7)

For the actuarial loss related to pension, the accumulated applicable amount of income taxes related to companies domiciled in Norway, where the tax rate is 25%, amounted to $0.5 million at December 31, 2016 (December 31, 2015: tax rate of 25%, deferred tax asset of $7.9 million).

Note 19 – Share based compensation

Share Option Plan
The Board resolved, in its meeting on February 14, 2011, to establish a share option based incentive scheme for the Company’s employees and directors, approved a set of rules applicable to the scheme and reserved 6,000,000 of its authorized, but unissued share for use to satisfy future exercises of options granted under the scheme.

In December 2015, the shareholders of NADL in a special general meeting approved a capital reorganization including a 1-for-10 reverse stock split of the Company's issued and outstanding common shares and reducing par value from $5.00 to $0.10. As a result of the capital restructuring the number of authorized, but unissued, share options has been adjusted to 600,000.

Further, the Board resolved that options granted prior to the listing of the Company’s shares could be granted at an exercise price equal to the subscription price in the private placement. No options have been granted under the scheme in 2016, 2015 or 2014.

Restricted Stock Units
The Board of the Company approved North Atlantic Drilling`s Restricted Stock Units (“RSU”) plan, in 2013. Under the terms of the plan, the holder of an award is entitled to receive a share in the respective company if still employed at the end of the three year vesting period.  There is no requirement for the holder to pay for the share on grant date or upon vesting of the award.  In addition, the holder is entitled to receive an amount equal to the ordinary dividends declared and paid on the Company's shares during the vesting period.

The following table summarizes RSU activity for the years ended December 31, 2016, 2015 and 2014:

Restricted Stock Units	2016	2015	2014
Outstanding at beginning of year	174,583	253,870	278,778
Granted	270,653	1,587,719	—
Settled	(20,837)	—	—
Forfeited	(10,697)	(95,755)	(24,908)
Adjustment *	—	(1,571,251)	—
Outstanding at end of year	413,702	174,583	253,870
* Adjustment relates to the Company's 1 for 10 reverse stock split completed in December 2015.

In November 2013, 278,778 awards were granted under the RSU plan, with a fair value based on the market share price on grant date of US$94.60. These awards were settled in December 2016.

In January 2015, 109,219 awards were granted under the RSU plan, with fair values based on the market share price on grant date of US$14.10. In December 2015, 1,478,500 awards were granted under the RSU plan, with fair value on the grant date of US$3.70.

In December 2015 the shareholders of NADL in a special general meeting approved a capital reorganization including a 1-for-10 reverse stock split of the Company's issued and outstanding common shares and reducing par value from $5.00 to $0.10. As a result of the capital restructuring the number of RSUs has been adjusted by 1,571,251 units.

In April 2016, 118,653 awards were granted, and in December 2016 and a further 152,000 awards were granted under the RSU plan. The fair value based on the market share price on was US$2.95 for the RSU granted in April 2016, and US$3.62 for the RSU granted in December 2016.

The grant date fair value of the RSU is determined as the market trading price on that date. The fair value of the awards expected to vest is recognized as compensation cost straight-line over the vesting period.  All awards are currently expected to vest. Compensation cost related to the RSU plans of $0.7 million has been recognized in 2016, $0.6 million in 2015 and $0.8 million in 2014.

As of December 31, 2016 there was $0.7 million of unrecognized compensation costs related to non-vested awards which is expected to be recognized over weighted average period of 1.9 years.

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

During the period ended December 31, 2016, a number of employees left the Company and as a result the defined benefit scheme transferred the pension liability for these employees to the life insurance company administering the scheme. In addition, one of the defined benefit schemes is being closed down and the members transferred into a new defined contribution scheme. The difference between the reduction in benefit obligation and reduction in the plan assets transferred to the life insurance company has been recognized within "Total net pension cost". In addition, net unrecognized actuarial losses have been recognized as a result of the settlement within Total net pension cost. The net impact of the settlement was a gain of $1.4 million and has been recorded with vessel and rig operating expenses in the statement of operations.

Annual pension cost
The expenses for our defined benefit pension plans for the years ended December 31, 2016, 2015 and 2014 were as follows:

	Year ended December 31,
(In millions of U.S. dollars)	2016	2015	2014
Benefits earned during the year	7.3	12.2	16.6
Interest cost on prior years' benefit obligation	3.6	3.5	6.8
Gross pension cost for the year	10.9	15.7	23.4
Expected return on plan assets	(3.7)	(3.2)	(5.8)
Administration charges	0.2	0.8	0.9
Net pension cost for the year	7.4	13.3	18.5
Social security cost	1.1	1.9	2.6
Amortization of actuarial gains/losses	0.7	3.4	2.2
Impact of settlement	(1.4)	—	—
Total net pension cost	7.8	18.6	23.3

The funded status of the defined benefit plan

(In millions of U.S. dollars)	December 31, 2016	December 31, 2015
Projected benefit obligations	60.5	129.8
Plan assets at market value	(57.8)	(97.0)
Accrued pension liability exclusive social security	2.7	32.8
Social security related to pension obligations	0.5	4.6
Accrued pension liabilities	3.2	37.4

Change in benefit obligations

(In millions of U.S. dollars)	December 31, 2016	December 31, 2015

Benefit obligations at beginning of year	129.8	186.5
Interest cost	3.6	3.5
Current service cost	7.3	12.2
Benefits paid	(3.0)	(1.9)
Change in unrecognized actuarial loss	(28.0)	(20.0)
Settlement	(54.4)	(20.2)
Foreign currency translations	5.2	(30.3)
Benefit obligations at end of year	60.5	129.8

Change in plan assets

(In millions of U.S. dollars)	December 31, 2016	December 31, 2015

Fair value of plan assets at beginning of year	97.0	113.8
Expected return on plan assets	3.7	3.2
Contribution by employer	8.7	11.7
Administration charges	(0.2)	(0.8)
Benefits paid	(3.0)	(1.9)
Change in unrecognized actuarial (loss) gain	(0.3)	—
Settlement	(51.8)	(11.2)
Foreign currency translations	3.7	(17.8)
Fair value of plan assets at end of year	57.8	97.0

The accumulated benefit obligation for all defined benefit pension plans was $54.4 million and $101.1 million at December 31, 2016 and 2015, respectively.

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

Assumptions used in calculation of pension obligations	2016	2015	2014

Rate of compensation increase at the end of year	2.00%	2.50%	2.75%
Discount rate at the end of year	2.60%	2.70%	2.30%
Prescribed pension index factor	1.50%	1.20%	1.20%
Expected return on plan assets for the year	2.50%	3.30%	3.20%
Employee turnover	4.00%	4.00%	4.00%
Expected increases in Social Security Base	2.25%	2.50%	2.50%

The weighted-average asset allocation of funds related to the Company's defined benefit plan at December 31, 2016 and 2015 was as follows:

Pension benefit plan assets	2016	2015
Equity securities	7.1%	6.1%
Debt securities	54.7%	47.5%
Real estate	9.4%	14.7%
Money market	28.1%	25.2%
Other	0.7%	6.5%
Total	100.0%	100.0%

The investment policies and strategies for the pension benefit plan funds do not use target allocations for the individual asset categories. The investment objectives are to maximize returns subject to specific risk management policies. The Company diversifies its allocation of plan assets by investing in both domestic and international fixed income securities and domestic and international equity securities. These investments are readily marketable and can be sold to fund benefit payment obligations as they become payable. The estimated yearly return on pension assets was 2.5% in 2016 and 3.3% in 2015.

Cash flows - Contributions expected to be paid

The table below shows the Company's expected annual pension plan contributions under defined benefit plans for the years 2017-2026. The expected payments are based on the assumptions used to measure the Company's obligations at December 31, 2016 and include estimated future employee services.

(In millions of U.S. dollars)	Years ending December 31,
2017	2
2018	2
2019	2
2020	2
2021	2
2022 - 2026	12
Total payments expected during the next 10 years	22

Defined contribution plans
In addition, the Company has defined contribution plans for all new onshore employees. The total expense recognized relating to these plans was $4.2 million, $3.5 million and $3.7 million for the years ended December 31, 2016, 2015 and 2014, respectively.

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

The Company has entered into the following significant agreements with related parties:

Transactions with Seadrill

$600 million 6.25% Senior Unsecured Notes due 2019
In January 2014 the Company issued a $600 million Senior Unsecured Notes with a fixed coupon of 6.25% per annum, and maturity in January 2019. As at December 31, 2016 Seadrill was the holder of 31.1% of the Notes, which amounts to $186.6 million (December 31, 2015: 31.1%, or $186.6 million). Interest due to Seadrill for the year ended December 31, 2016 was $11.8 million (December 31, 2015: $11.7 million).

$85 million Seadrill Revolving Credit Facility
Seadrill provided the Company an unsecured revolving credit facility of $200 million in March 2012. The facility was increased from $200 million to $335 million on June 28, 2013, and then decreased to $85 million on November 20, 2013. This credit facility matured on January 30, 2015. The interest of the facility was Libor plus 3.00% per annum. Interest and commitment fee charged relating to the shareholder loan from Seadrill for the year ended December 31, 2016 amounted to nil (December 31, 2015: $0.1 million).

NOK 1,500 million Senior Unsecured Bond
On October 30, 2013, the Company issued a NOK1,500 million Senior Unsecured Bond with maturity date October 2018. The bond bears interest at 3-months NIBOR plus a margin of 4.40%. The net proceeds were used to repay the remaining outstanding amount under our $85 million Seadrill Revolving Credit Facility. During fourth quarter of 2014, Seadrill purchased in the open market an aggregate of 5.5% ownership in the NOK 1,500 million Senior Unsecured Bond equal to $11 million. As at December 31, 2016, Seadrill is the holder of 5.5% of the bond, which amounts to $9.6 million (December 31, 2015: 5.5% or $9.4 million). Interest due to Seadrill for the year ended December 31, 2016 was $0.4 million (December 31, 2015: $0.4 million).

Financial covenants and debt guarantees
In February 2015, the Company received approval from its Norwegian Bondholders to amend the Bond Agreement for its NOK 1,500 million Norwegian Bond maturing in 2018. Under the terms of the agreement, Seadrill will provide a guarantee for the Bond Issue in exchange for amendments to the covenant package, principally replacing the current financial covenants with the financial covenants within Seadrill's NOK bonds. Additionally, the Company received approval to amend its $2,000 million credit facility and $475 million secured term loan and revolving credit facility. Under the terms of the agreements, Seadrill provides a guarantee for the credit facilities in exchange for amendments to the covenant package, principally replacing the Company's existing financial covenants with financial covenants within Seadrill's secured credit facilities. This amendment to the covenants was applicable to the period ended December 31, 2014. As such there are no longer separate financial covenants contained within the Company's credit facilities or bond agreements. The guarantee fees charged by Seadrill is 0.3% per annum of the outstanding principal. The total guarantee fee for the year months ended December 31, 2016 was $6.7 million (December 31, 2015: $3.9 million). These fees are presented with "other financial items" in the Consolidated Statement of Operations.

Performance guarantees
Seadrill provides performance guarantees in connection with the Company’s drilling contracts, and charges the Company an annual fee of 1% of the guaranteed amount to provide these guarantees. The total amount of such guarantees was $130 million at December 31, 2016 and $200 million at December 31, 2015. The incurred fee was $1.7 million and $2.1 million or the years ended December 31, 2016 and 2015 respectively. In addition, the Company has agreed to reimburse Seadrill for all claims made against Seadrill under the performance guarantees. These fees are presented with "other financial items" in the Consolidated Statement of Operations.

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

Management services
North Atlantic Management provides supporting management functions to the Company and its subsidiaries in accordance with the terms of the General Management Agreement. North Atlantic Management has contracted in senior management services from Seadrill Management in accordance with the terms of the Management and Administrative Services Agreement, including the provision of the Company's Chief Financial Officer. The agreement can be terminated by either party at ninety days notice. In consideration of the services provided, the Company pay Seadrill a fee that includes the operating costs attributable to the Company plus a margin of 8%. Seadrill Management had charged North Atlantic Management a fee of $20.7 million, $25.0 million and $27.6 million for providing the services under the Services Agreement for the years ended December 31, 2016, 2015 and 2014 respectively.

Newbuild construction services
The Company has contracted a subsidiary of Seadrill to provide construction and project management services for construction of the West Rigel drilling unit. In consideration of the services provided Seadrill has charged the Company a fee that includes the operating costs attributable to the Company plus a margin of 5%. The total amount charged was nil, $12.4 million and $9.3 million for the years ended December 31, 2016, 2015 and 2014 respectively. As these costs are directly attributable to the construction of the drilling unit, they are capitalized and depreciated in accordance with the accounting policy for Drilling Units.

Sale of spare parts
During the year ended December 31, 2016, North Atlantic Rigel Ltd, the wholly owned subsidiary of the Company that currently owns the investment in the West Rigel, sold certain spare parts to Seadrill. The parts were sold for a consideration of $2.4 million, representing the historical purchase price of the spare parts. The book value of the spare parts was written down to nil during the year ended December 31, 2015, when the West Rigel was classified as an asset held for sale and the carrying value of these spare parts was considered to be not recoverable. Consequently, a gain on disposal of $2.4 million has now been recognized in the Company's Consolidated Statement of Operations during the year.

Other guarantees
Seadrill provides the company with various customs and rent guarantees relating to warehouses and offices in Norway. The total guaranteed was $2.9 million as at December 31, 2016 and $2.8 million at December 31, 2015.

Transactions with Frontline
Management services
The Company receives corporate secretarial and certain other administrative services applicable to the jurisdiction of Bermuda from Frontline Management (Bermuda) Ltd. The fee was $0.2 million, $1.2 million and $1.3 million for the years ended December 31, 2016, 2015 and 2014 respectively. Frontline Management (Bermuda) Ltd. is a wholly owned subsidiary of Frontline Ltd., a company in which Hemen is a large shareholder.

Transactions with Sevan Drilling
Management services
From August 2015 to August 2016, pursuant to the secondment agreement with Seven Drilling our Chief Financial Officer was seconded to North Atlantic Management from Sevan Drilling Management AS, a subsidiary of Seadrill and Sevan Drilling Limited. The total fees charged were $0.4 million, $0.2 million and nil for the years ended December 31, 2016, 2015 and 2014 respectively.

Transactions with Seatankers
Management services
The Company receives corporate management and director services through Seatankers Management Norway AS. The fee was $0.3 million, $0.2 million and nil for the years ended December 31, 2016, 2015 and 2014 respectively. Seatankers Management Norway AS a company which is an affiliate of Hemen.

Transactions with Ship Finance
Sale and leaseback agreement
In June 2013, the Company entered into sale and leaseback agreement with Ship Finance for the newbuilding jack-up rig, the West Linus for total consideration of $600 million. Upon the closing of the agreement, $195 million was paid to North Atlantic Drilling and the remaining balance of the purchase price was paid to North Atlantic Drilling upon the delivery of the rig. The West Linus is chartered back to North Atlantic Drilling on a bareboat charter for a period of 15 years, pursuant to which North Atlantic has been granted four purchase options. Ship Finance has an option to sell the rig back to North Atlantic Drilling at the end of the charter period. The West Linus was delivered from the yard in February 2014. At December 31, 2016, the West Linus is reported under Drilling Units in the Company’s Consolidated Balance Sheet. Additional disclosure about the VIE has been provided in Note 24 "Variable Interest Entity".

Seadrill provided a guarantee in the principal amount of up to $525 million issued in favor of Ship Finance, which was payable in the event that the West Linus was not unconditionally accepted by the charterer by June 30, 2014. The guarantee provided by Seadrill commenced on February 13, 2014 and expired in May 2014.

Related Party Loan Facility
Ship Finance granted the VIE company, SFL Linus Ltd., an unsecured loan of $195 million on June 28, 2013 to be repaid at the earlier of June 30, 2029 or date of sale of the West Linus rig. While the loan did not initially bear interest, Ship Finance reserved the right to charge interest after the rig is delivered from the shipyard. SFL Linus repaid $70 million during the first quarter in 2014 and the outstanding balance at December 31, 2016 is $125 million (December 31, 2015: $125.0 million). Commencing in February 2014, the loan bore interest of 4.5% per annum. The proceeds of this loan were used to finance the acquisition of the West Linus. The loan was presented as long term debt to related party on our balance sheet on December 31, 2016. Interest charged by Ship Finance for the year ended December 31, 2016, was $5.6 million (2015: $5.6 million).

Transactions with Archer
Engineering Services
We receive certain technical engineering services from subsidiaries of Archer Ltd. The charged amount was $0.9 million, $1.9 million and $1.0 million for the years ended December 31, 2016, 2015 and 2014, respectively. These amounts are included in vessel and rig operating expenses. Archer Ltd. is a company in which Seadrill is a large shareholder.

Related Party Balances
The following are the related party balances as at December 31, 2016 and December 31, 2015:

(In millions of U.S. dollars)	December 31, 2016	December 31, 2015
Related party receivables:
Seadrill	10.7	4.7
Ship Finance International	0.5	—
Total related party receivables	11.2	4.7

Related party payables:
Seadrill	35.9	16.6
Ship Finance International	0.7	23.2
Total related party payables	36.6	39.8

Long term debt to related parties
US$600 Bond, Seadrill share 31.1%	186.6	186.6
NOK1,500 Senior Unsecured Bond, Seadrill share 5.5%	9.6	9.4
Non-current related party loan from Ship Finance	125.0	125.0
Total long term debt to related party	321.2	321.0

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

Note 22 – Risk management and financial instruments (Restated)

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

Interest rate swap agreements not qualified as hedge accounting
As at December 31, 2016, the Company had interest rate swap agreements with an outstanding principal amount of $900 million (December 31, 2015: $1,300 million), including one contract of $200 million which was entered into in February 2014 with forward start in March 2016. Certain of these interest rate swaps are forward starting swaps as disclosed below. The agreements do not qualify for hedge accounting, and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under “(Loss)/gain from derivative financial instruments”. The total fair value of the interest rate swaps outstanding at December 31, 2016 amounted to a gross and net liability of $10.9 million and an asset of $1.4 million (December 31, 2015 restated: liability $21.9 million and asset $1.5 million). The Company did not enter into any other new swap agreements, nor change any existing swap agreements, during the year ended December 31, 2015.

The Company’s interest rate swap agreements as of December 31, 2016 were as follows:

Outstanding principal	Receive rate	Pay rate	Length of contract
(In millions of U.S. dollars)
100	3 month LIBOR	2.74%	May 2012 - May 2017
200	3 month LIBOR	2.57%	June 2012 - June 2017
100	3 month LIBOR	2.56%	June 2012 - June 2017
100	3 month LIBOR	2.17%	Aug 2012 - Aug 2017
100	3 month LIBOR	2.17%	Aug 2012 - Aug 2017
100	3 month LIBOR	1.15%	Dec 2012 - Dec 2019
200	3 month LIBOR	2.92%	Mar 2016 - Mar 2021

Interest rate hedge accounting
The Ship Finance subsidiary consolidated by the Company as a VIE, SFL Linus Ltd., (refer to Note 24 "Variable Interest Entity") has entered into interest rate swap agreements in order to mitigate its exposure to variability in cash flows for future interest payments on the loan taken out to finance the acquisition of West Linus. These interest rate swaps qualify for hedge accounting and any changes in their fair value are included in "Other comprehensive income". Below is a summary of the notional amount, fixed interest rate payable and duration of the interest rate swaps.

Outstanding principal	Receive rate	Pay rate	Length of contract
(in US$ Millions)
168.2	3 month LIBOR	1.77%	Dec 2013 - Dec 2018
4.0	2 month LIBOR	2.01%	Mar 2014 - Oct 2018
4.0	1 month LIBOR	2.01%	Mar 2014 - Nov 2018

The total fair value of the interest rate swaps outstanding at December 31, 2016 amounted to a liability of $1.1 million (December 31, 2015: a liability of $2.3 million). In the year ended December 31, 2016, the above VIE Ship Finance subsidiary has recorded fair value gains on interest rate swaps of $1.2 million (December 31, 2015: $0.2 million fair value gains or losses). Gain or loss is recorded by the VIE in "Other comprehensive income" but due to its ownership by Ship Finance this is allocated to "Non-controlling interest" in our statement of changes in equity. Any change in fair value resulting from hedge ineffectiveness is recognized immediately in earnings. The VIE, and therefore North Atlantic Drilling, did not recognize any gain or loss due to hedge ineffectiveness in the consolidated financial statements during the twelve-month period ended December 31, 2016 and 2015.

Please refer to "Note 27 - Restatement of previously issued Financial Statements" for further information on the effects of the restatement.

Cross currency interest rate swaps not qualified for hedge accounting
At December 31, 2016 we had outstanding cross currency interest rate swaps with a principal amount of $174.4 million (December 31, 2015: $253.5 million). These agreements, entered into in October 2013, do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the Consolidated Statement of Operations under " Gain/(loss) on derivative financial instruments." The total fair value of cross currency interest rate swaps outstanding at December 31, 2016 amounted to a liability of $59.8 million (December 31, 2015 restated: a liability $64.3 million). The fair value of the cross currency interest rate swaps is classified as other current liabilities in the Consolidated Balance Sheet.

Foreign currency risk management
The Company occasionally uses foreign currency forward contracts and other derivatives to manage its exposure to foreign currency risk on certain assets, liabilities and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the Consolidated Balance Sheet under "Other current assets" if the contracts have a net positive fair value, and under other short-term liabilities if the contracts have a net negative fair value. As at December 31, 2016 and December 31, 2015 there were no outstanding forward contracts.

The losses on the derivatives recognized in the Consolidated Statement of Operations for the period were as follows:

(In millions of U.S. dollars)	Years ended December 31,
	2016	2015	2014
		Restated	Restated
Interest rate swaps	(6.1)	(11.6)	(12.8)
Ship Finance Linus interest rate swaps	(2.1)	(3.1)	(3.9)
Cross currency interest rate swap agreements	(1.4)	(17.9)	(39.3)
Foreign currency agreements	(0.3)	(3.0)	(13.7)
Total loss on derivatives	(9.9)	(35.6)	(69.7)

Fair values
The carrying value and estimated fair value of the Company’s financial instruments at December 31, 2016 and December 31, 2015 are as follows:

	December 31, 2016		December 31, 2015
(In millions of U.S. dollars)	Fair value	Carrying value	Fair value	Carrying value
Assets
Cash and cash equivalents	68.7	68.7	150.9	150.9
Restricted cash	5.2	5.2	6.5	6.5
External Loans
Long-term interest bearing debt (including the current portion)	1,312.0	1,389.6	1,554.0	1,554.0
$600 million fixed interest bond	109.0	413.4	222.7	413.4
NOK 1,500 million floating interest bond	68.0	165.1	83.5	161.2
Related party debt
$600 million fixed interest bond - owned by related party	49.0	186.6	100.6	186.6
NOK 1,500 million floating interest bond - owned by related party	4.0	9.6	4.8	9.4
Long term fixed interest loan to related party	75.0	125.0	125.0	125.0

US GAAP emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, US GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level 1 input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The carrying value of cash and cash equivalents, which are highly liquid, and restricted cash, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.

The fair value of the current and long-term portion of floating rate debt is derived using the Discounted Cash Flow (DCF) model. The cost of debt of 10.2% was used to estimate the present value of the future cash flows. We have categorized this at level 2 on the fair value measurement hierarchy.

The fair value of the $600 million bond and the NOK 1,500 million are based at the price it is trading at on December 31, 2016 and December 31, 2015. The Company has categorized this at level 1 on the fair value measurement hierarchy.

The fair value of the loan provided by Ship Finance to SFL Linus Ltd is estimated using the DCF model. The cost of debt of 10.2% was used to estimate the present value of the future cash flows. The Company has categorized this at level 2 on the fair value measurement hierarchy.

Financial instruments that are measured at fair value on a recurring basis:

(In millions of U.S. dollars)		December 31, 2016		December 31, 2015
				Restated
		Fair value	Carrying value	Fair value	Carrying value
Assets
Interest rate swap - non-current assets	Level 2	1.4	1.4	1.5	1.5
Liabilities
Interest rate swaps - current liabilities	Level 2	10.9	10.9	21.8	21.8
Interest rate swaps qualified for hedge accounting - non-current liabilities	Level 2	1.1	1.1	2.3	2.3
Cross Currency swap - current liabilities	Level 2	59.8	59.8	64.4	64.4

The fair values of interest rate swaps, cross currency swaps and forward exchange contracts are calculated using well-established independent valuation techniques using the income method approach, applied to contracted cash flows and expected forecast of LIBOR and NIBOR interest rates, and counterparty credit risk assumptions as at December 31, 2016. The calculation of the credit risk in the swap values is subject to a number of assumptions including an assumed credit default swap rate based on our traded debt, and recovery rate, which assumes the proportion of value recovered, given an event of default. The Company has restated the financial statements for the year ended December 31, 2015 relating to the fair value accounting principles applied under U.S. GAAP to the Company's interest rate and cross currency swap portfolio. Please see "Note 39 - Restatement of previously issued Financial Statements" for further information on the restatement. We have categorized these transactions as level 2 on the fair value measurement hierarchy.

As at December 31, 2016 and December 31, 2015 liabilities or assets related to financial and derivative instruments are presented at gross amounts and have not been presented net because we do not have the right of offset. The amounts are included in our fair value table above.

The fair value of the current and long-term portion of floating rate debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset regularly and usually in the range between every one to six months. We have categorized this at level 2 on the fair value measurement hierarchy. We have based the table above on the total carrying value of principal outstanding debt, before capitalized loan fees are deducted. Refer to Note 14 "Long term debt" for more information.

Retained Risk
a) Physical Damage Insurance
The Parent purchases hull and machinery insurance to cover for physical damage to its drilling rigs and charges the Company for the cost related to the Company’s fleet. The Company retains the risk for the deductibles relating to physical damage insurance on the Company’s rig fleet. The deductible is currently a maximum of $5 million per occurrence.

b) Loss of Hire Insurance
The Parent purchases insurance to cover for loss of revenue in the event of extensive downtime caused by physical damage to its drilling rigs, where such damage is covered under the Parent’s physical damage insurance, and charges the Company for the cost related to the Company’s fleet. The Company retains the risk related to loss of hire during the initial 60 days after the occurrence of the physical damage plus a 25% quota share on the Loss of Hire daily amount. Thereafter, insurance policies according to which the Company is compensated for loss of revenue are limited to 210 days. The Company retains the risk that the repair of physical damage takes longer than the total number of days in the loss of hire policy.

c) Protection and Indemnity Insurance
The Parent purchases protection and indemnity insurance and excess liability for personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling rigs to cover claims of up to $250 million and $50 million for the excess liability policy, per event and in the aggregate.  The Company retains the risk for the deductible of up to $25,000 per occurrence relating to protection and indemnity insurance.

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

Concentration of risk
The Company has financial assets, including cash and cash equivalents, other receivables and certain derivative instrument receivable amounts. These other assets expose the Company to credit risk arising from possible default by the counterparty. There is also a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Nordea Bank Finland Plc and Danske Bank A/S. The Company considers these risks to be remote.

Revenues from the following customers accounted for more than 10% of the Company’s consolidated revenues:

Contract revenue split by client:	Year ended December 31,
	2016	2015	2014
Statoil	40%	44%	38%
Conoco Phillips	25%	18%	8%
ExxonMobil	25%	25%	13%
Total	10%	13%	12%
Shell	—%	—%	12%
KMNG	—%	—%	11%
Other	—%	—%	6%
Total	100%	100%	100%

Note 23 – Commitments and contingencies

Pledged assets
The book value of assets pledged under secured credit facilities as of December 31, 2016 was $2,528.8 million.

Newbuilding Commitments
As of December 31, 2016, we no longer had any contractual commitments under newbuilding contracts. The West Rigel semi-submersible rig was reclassified as an asset held for sale as at December 31, 2016 due to the arrangements made with the shipyard. Refer to Note 12 "Asset held for sale" for more information

Leased Premises Commitments
The related operating lease commitments are summarized in the table below:

(In millions of U.S. dollars)	2017	2018	2019	2020	2021	2022 and thereafter
Leased premises	3.7	3.1	3.1	3.0	3.0	1.9

Guarantees
The Company has not issued any guarantees in favor of third parties. Refer to Note 21 "Related party transactions" for disclosure of the guarantees provided by Seadrill on behalf of the Company.

Legal Proceedings
From time to time we are a party, as plaintiff or defendant, to lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of our drilling units, in the ordinary course of business or in connection with our acquisition or disposal activities. Other than as disclosed below, we believe that the resolution of such claims will not have a material impact individually or in the aggregate on our operations or financial condition. Our best estimate of the outcome of the various disputes has been reflected in our Consolidated Financial Statements as of December 31, 2016.

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

The defendants filed their Motion to Dismiss the Complaint on October 13, 2015. The plaintiffs, in turn, filed their Opposition to the Motion to Dismiss on November 12, 2015 and Defendants filed the Reply Brief on December 4, 2015.

On June 21, 2016 the court issued an order granting the defendants' Motion to Dismiss. On July 15, 2016 the Court entered a judgment dismissing the Complaint with prejudice. The thirty days' appeal period has expired without appeal and the matter is therefore closed.

In addition, the Company has received voluntary requests for information from the U.S. Securities and Exchange Commission concerning, among other things, statements in connection with its payment of dividends, inclusion of contracts in the Company's backlog, and its contracts with Rosneft.

Other Matters
North Atlantic Drilling, and all other offshore contractors that are members of the Norwegian Shipowners’ Association, lost a Norwegian court case in July 2015 concerning the pension rights of night shift compensation for offshore workers. The case was appealed to the Supreme Court of Norway and the hearing was held in June 2016. The Supreme Court of Norway ruled in favor of the members of the Norwegian Shipowners’ Association, and as such the Company does not consider there to be any remaining contingent liability.

In February 2016 North Atlantic Drilling was notified of certain customer claims. The client withheld amounts from invoice payments due in the first quarter of 2016, which were settled in January 2017 for $34.7 million subsequent to the Consolidated Balance Sheet date. The settlement has been reflected as at December 31, 2016 and $2.8 million of contract revenue has been reversed.

Note 24 - Variable Interest Entity (VIE)

As of December 31, 2016, the Company leased a jack-up rig from a VIE under a finance lease. The shares in North Atlantic Linus Ltd, the company which owned the newbuild jack-up rig, were sold by the Company to SFL Linus Ltd, a Ship Finance company, on June 30, 2013, while the West Linus rig was simultaneously leased back by the Company on a bareboat charter contract for a term of 15 years. The Company has four options to repurchase the unit during the charter period, and Ship Finance has an option to sell the asset at the end of the 15 year lease period.

The Company has determined that the Ship Finance subsidiary, which owns the rig, is a VIE, and that North Atlantic Drilling is the primary beneficiary of the risks and rewards connected with the ownership of the rig and the charter contract. Accordingly, the VIE is consolidated in our financial statements. The Company did not record any gain or loss from the sale of the shares, as the assets and liabilities continued to be reported at its original cost in the Company's balance sheet at the time of the transaction. At December 31, 2016, the asset is reported under Drilling unit in the Company’s Consolidated Balance Sheet. Refer also to Note 21 "Related party transactions" for additional details about the sales and leaseback contract.

The following table gives a summary of the sale and leaseback arrangement, as of December 31, 2016:

Unit	Effective from	Sale value (in millions of U.S. dollars)	First repurchase option (in millions of U.S. dollars)	Month of first repurchase option	Last repurchase option (in millions of U.S. dollars)	Month of last repurchase option
West Linus	June 30, 2013	600	370	On the 5th anniversary*	170	On the 15th anniversary*
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

		(In thousands of US$)
Unit	Base LIBOR interest rate	2017	2018	2019	2020	2021
West Linus	1%	222	222	173	140	140

The assets and liabilities in the accounts of the VIE as at December 31, 2016 and 2015 are as follows:

	December 31, 2016	December 31, 2015
(In millions of US$)	SFL Linus Ltd	SFL Linus Ltd

Investment in Finance Lease	482.9	530.4
Related party receivables	0.2	0.2
Total assets	483.1	530.6

Current position of long-term debt	51.4	51.4
Short-term related party liability	0.7	23.2
Accrued expense	0.1	—
Total current liabilities	52.2	74.6

Interest bearing debt	304.8	302.3
Non-current related party liability	125.0	125.0
Derivative instruments - payable	1.1	2.3
Total non-current liabilities	430.9	429.6

Accumulated Other Comprehensive loss	(1.0)	(2.1)
Retained earnings	1.0	28.5
Total stockholders' equity	—	26.4
Total liabilities and stockholders' equity	483.1	530.6

Book value of the unit in the Company’s consolidated accounts	537.0	559.1

Supplementary cash flow information relating to the VIE

(In millions of US$)	December 31, 2016	December 31, 2015
Non-cash financing activities
Proceeds from long-term loans (1)	50.0	—
Long term loans netted-down with related party balances (1)	(50.0)	—
Dividend to non-controlling interests in VIE (2)	(42.1)	—

(1)	During the year ended December 31, 2016 the SFL Linus Ltd withdrew bank loans and made loans to its parent, Ship Finance International. These balances are presented net in the cash flow statement.
(2) During the year ended December 31, 2016 SFL Linus Ltd that we consolidate declared dividends payable totaling $42.1 million to Ship Finance.

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

Changes in non-controlling interest in 2016, 2015 and 2014 are as follows;

(In millions of U.S. dollars)	Ship Finance
December 31, 2013	(2.3)
Other comprehensive income due to non-controlling interest	—
Net income due to non-controlling interest	12.4
December 31, 2014	10.1
Other comprehensive income due to non-controlling interest	0.2
Net income due to non-controlling interest	16.2
December 31, 2015	26.5
Other comprehensive income due to non-controlling interest	1.2
Net income due to non-controlling interest	14.4
Dividend declared to non-controlling interest	(42.1)
December 31, 2016	—

Note 26 - Subsequent Events

Revolving credit facility
On January 31, 2017, the Company entered into a $25 million revolving credit facility with Seadrill, which was originally set to mature on March 31, 2017. On March 15, 2017, the maturity was extended until April 30, 2017. On April 25, 2017, the revolving credit facility was increased to $50 million and extended to June 30, 2017.

Amendments to our secured credit facilities
On April 4, 2017, the Company executed extensions to its covenant amendments and waivers contained within its secured credit facilities, which among other things, amend the equity ratio, leverage ratio, minimum-value-clauses, and minimum liquidity requirements, expiring on June 30, 2017 to September 30, 2017. In addition, the maturity date of the $2,000 million senior secured credit facility has been amended to from June 30, 2017 to September 14, 2017. Please see “Note 14. Long-term interest bearing debt—Covenants contained within our debt facilities” for more information.

Contract award and extension for the West Elara and West Linus
On April 11, 2017, the Company announced the contract award and extensions for the jack-ups West Elara and West Linus respectively with ConocoPhillips Skandinavia AS ("ConocoPhillips") for work in the Greater Ekofisk Area. The contracts are for a period of 10 years and the total additional backlog for the new contract awards is estimated at $1.4 billion, excluding performance bonuses. As part of the agreement, the Company has agreed to a dayrate adjustment on the existing West Linus contract effective from April 2017, resulting in an approximate $58 million reduction in current backlog. The new West Elara contract is expected to commence in October 2017 and includes a period of fixed dayrates until March 2020 and contributes approximately $160 million of contract backlog. A market indexed rate is applicable thereafter until October 2027, which the Company believes will contribute an estimated $530 million of contract backlog. The contract on West Linus has been extended from May 2019 until the end of 2028 at a market indexed dayrate, which the Company believes will contribute an estimated $706 million of contract backlog. The backlog estimate indicated for the market indexed rate period for each rig is based on the third party dayrate assumptions and includes an agreed percentage discount. The estimates are subject to change based on market conditions. The awards are subject to ConocoPhillips receiving partner approvals for the contracts.

Note 27 - Restatement of Previously Issued Financial Statements
As announced on February 22, 2017, the Company concluded that its previously issued financial statements for the fiscal years ended December 31, 2015 and 2014, and the related reports of the Company’s independent registered public accounting firm thereon, should no longer be relied upon as a result of the misstatement described below.  In addition, each quarter in the years ended December 31, 2014 and December 31, 2015, and the quarters ended March 31, June 30 and September 30, 2016 should no longer be relied upon as a result of the misstatement.  The Company has restated the financial statements for the years ended December 31, 2014 and December 31, 2015, and has also presented the impact of the correction of the misstatements on the unaudited consolidated statements of operations, consolidated statements of comprehensive income/(loss), consolidated balance sheets and consolidated statements of cash flows for the quarters ended March 31, June 30 and September 30, 2016 (the “Restated Periods”).  The misstatement relates to the fair value accounting principles applied under U.S. GAAP to the Company’s interest rate and cross currency swap portfolio.

A description of the adjustment made to the Restated Periods presented is given below:

Derivatives valuation
The Company has determined that a restatement of its previously reported financial results for the years ended December 31, 2014 and December 31, 2015, and the quarters ended March 31, June 30 and September 30, 2016, is required.

This restatement has arisen following a review of the Company’s fair value accounting principles under US GAAP applied to the Company’s interest rate and cross currency swap portfolio, whereby it was determined that the Company had not appropriately included counterparty credit risk in its fair value measurements applied to these hedging instruments.

ASC 820 requires counterparty credit risk to be included in the determination of the fair value of the Company’s interest rate and cross currency swap portfolio, and any related changes in fair value as a result of changes in counterparty credit risk recognized in the Consolidated Statements of Operations in the line item “Gain/(Loss) on derivative financial instruments”.

We have restated the financial results for the Restated Periods discussed above in order to correctly reflect the counterparty credit risk in our derivative valuations.

The Company has concluded that the misstatement that caused the restatement indicates the existence of a material weakness in the Company's internal controls over financial reporting relating to its accounting for these interest rate and cross currency swaps for the years ended December 31, 2016, 2015 and 2014.

The following tables present the effects of the restatement on our previously reported Consolidated Statements of Operations, Consolidated Balance Sheet and Consolidated Statement of Cash Flows as of the date and for the periods shown (in US$ millions). There are no adjustments that impact the Consolidated Statements of Comprehensive Income or the Consolidated Statement of Changes in Equity other than the adjustments presented in the Consolidated Statements of Operations.

Consolidated Statement of Operations for the year ended December 31, 2014

(In millions of U.S. dollars)	As previously reported on Form 20-F	Derivative valuation adjustment	As restated
Operating revenues
Contract revenues	1,058.8	—	1,058.8
Reimbursable revenues	160.0	—	160.0
Related party revenues	44.9	—	44.9
Total operating revenues	1,263.7	—	1,263.7

Gain on disposal	—	—	—

Operating expenses
Vessel and rig operating expenses	458.4	—	458.4
Reimbursable expenses	150.0	—	150.0
Depreciation	212.2	—	212.2
Loss on impairment	480.6	—	480.6
General and administrative expenses	78.9	—	78.9
Total operating expenses	1,380.1	—	1,380.1

Operating loss	(116.4)	—	(116.4)

Financial items
Interest expense	(103.3)	—	(103.3)
Gain from derivative financial instruments	(86.2)	16.5	(69.7)
Foreign exchange gain	41.0	—	41.0
Other financial items	(26.0)	—	(26.0)
Total financial items	(174.5)	16.5	(158.0)

Loss before income taxes	(290.9)	16.5	(274.4)
Income taxes	(29.6)	—	(29.6)
Net loss	(320.5)	16.5	(304.0)

Net income to non-controlling interest	12.4	—	12.4
Net loss attributable to the shareholders of the Company	(332.9)	16.5	(316.4)

Basic loss per share (US$)	(13.86)	0.68	(13.18)
Diluted loss per share (US$)	(13.86)	0.68	(13.18)

Consolidated Statement of Comprehensive Loss for the year ended December 31, 2014

(In millions of U.S. dollars)	As previously reported on Form 20-F	Derivative valuation adjustment	As restated
Net loss	(320.5)	16.5	(304.0)

Other comprehensive gain/(loss), net of tax:
Change in actuarial gain/(loss) relating to pension	(19.2)	—	(19.2)
Change in unrealized gain on interest rate swaps in VIE	—	—	—
Other comprehensive income/(loss), net of tax	(19.2)	—	(19.2)

Total comprehensive loss for the year ended	(339.7)	16.5	(323.2)

Total comprehensive income attributable to non-controlling interests	12.4	—	12.4
Total comprehensive loss attributable to the shareholders	(352.1)	16.5	(335.6)

Consolidated Balance Sheet as at December 31, 2014

(In millions of U.S. dollars)	As previously reported on Form 20-F	Derivative valuation adjustment	As restated
ASSETS
Current assets
Cash and cash equivalents	116.2	—	116.2
Restricted cash	11.0	—	11.0
Accounts receivables, net	235.1	—	235.1
Related party receivables	34.8	—	34.8
Deferred tax assets	—	—	—
Other current assets	22.0	—	22.0
Total current assets	419.1	—	419.1

Non-current assets
Deferred tax assets	31.8	—	31.8
Newbuilding	172.6	—	172.6
Drilling units	2,923.5	—	2,923.5
Other non-current assets	104.0	—	104.0
Total non-current assets	3,231.9	—	3,231.9
Total assets	3,651.0	—	3,651.0

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	210.2	—	210.2
Related party liabilities	17.0	—	17.0
Trade accounts payable	6.5	—	6.5
Tax payable	11.8	—	11.8
Other current liabilities	267.8	(16.5)	251.3
Total current liabilities	513.3	(16.5)	496.8

Non-current liabilities
Long-term interest bearing debt	2,188.2	—	2,188.2
Long term debt to related party	308.4	—	308.4
Deferred taxes	54.2	—	54.2
Pension liabilities	82.9	—	82.9
Other non-current liabilities	42.4	—	42.4
Total non-current liabilities	2,676.1	—	2,676.1

Equity
Common shares
Share capital	1,205.7	—	1,205.7
Additional paid-in capital	48.6	—	48.6
Contributed surplus	834.3	—	834.3
Contributed deficit	(1,188.4)	—	(1,188.4)
Accumulated other comprehensive loss	(58.6)	—	(58.6)
Accumulated deficit	(390.1)	16.5	(373.6)
Total Shareholder's equity	451.5	16.5	468.0
Non-controlling interest	10.1	—	10.1
Total equity	461.6	16.5	478.1
Total liabilities and equity	3,651.0	—	3,651.0

Consolidated Statement of Cash Flows for the year ended December 31, 2014

(In millions of U.S. dollars)	As previously reported on Form 20-F	Derivative valuation adjustment	As restated
Cash flow from operating activities
Net loss	(320.5)	16.5	(304.0)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation	212.2	—	212.2
Impairment of goodwill	480.6	—	480.6
Amortization of deferred loan charges	8.4	—	8.4
Amortization of tax assets	9.1	—	9.1
Share based compensation expense	0.8	—	0.8
Unrealized loss/(gain) related to financial derivatives	53.7	(16.5)	37.2
Unrealized foreign exchange gain on long-term interest bearing debt	(43.0)	—	(43.0)
Payments for long-term maintenance	(155.4)	—	(155.4)
Deferred income tax	12.0	—	12.0

Changes in operating assets and liabilities:
Trade accounts receivable	(13.4)	—	(13.4)
Trade accounts payable	(3.9)	—	(3.9)
Short-term related party receivables and liabilities	(39.1)	—	(39.1)
Other receivables and other assets	12.2	—	12.2
Other liabilities	(14.8)	—	(14.8)
Deferred revenue	0.2	—	0.2
Net cash provided by operating activities	199.1	—	199.1

Net cash used in investing activities	(447.5)	—	(447.5)

Net cash provided by financing activities	271.2	—	271.2

Effect of exchange rate changes on cash and cash equivalents	9.3	—	9.3

Net increase in cash and cash equivalents	32.1	—	32.1
Cash and cash equivalents at the beginning of the period	84.1	—	84.1
Cash and cash equivalents at the end of the period	116.2	—	116.2

Consolidated Statement of Operations for the year ended December 31, 2015

(In millions of U.S. dollars)	As previously reported on Form 20-F	Derivative valuation adjustment	As restated
Operating revenues
Contract revenues	730.4	—	730.4
Reimbursable revenues	17.3	—	17.3
Total operating revenues	747.7	—	747.7

Loss on disposal	(82.0)	—	(82.0)

Operating expenses
Vessel and rig operating expenses	270.8	—	270.8
Reimbursable expenses	15.4	—	15.4
Depreciation	221.9	—	221.9
General and administrative expenses	60.1	—	60.1
Total operating expenses	568.2	—	568.2

Operating income	97.5	—	97.5

Financial items
Interest expense	(97.7)	—	(97.7)
(Loss)/gain from derivative financial instruments	(57.4)	21.8	(35.6)
Foreign exchange gain	28.3	—	28.3
Other financial items	(5.2)	—	(5.2)
Total financial items	(132.0)	21.8	(110.2)

Loss before income taxes	(34.5)	21.8	(12.7)
Income taxes	(44.1)	—	(44.1)
Net loss	(78.6)	21.8	(56.8)

Net income to non-controlling interest	16.2	—	16.2
Net loss attributable to the shareholders of the Company	(94.8)	21.8	(73.0)

Basic loss per share (US$)	(3.93)	0.90	(3.03)
Diluted loss per share (US$)	(3.93)	0.90	(3.03)

Consolidated Statement of Comprehensive Loss for the year ended December 31, 2015

(In millions of U.S. dollars)	As previously reported on Form 20-F	Derivative valuation adjustment	As restated
Net loss	(78.6)	21.8	(56.8)

Other comprehensive income/(loss), net of tax:
Unrealized actuarial gain relating to defined benefit pension scheme	34.9	—	34.9
Unrealized gain on interest rate swaps in the variable interest entities	0.2	—	0.2
Other comprehensive income net of tax	35.1	—	35.1

Total comprehensive loss for the period	(43.5)	21.8	(21.7)

Total comprehensive income attributable to non-controlling interests	16.4	—	16.4
Total comprehensive loss attributable to the shareholders	(59.9)	21.8	(38.1)

Consolidated Balance Sheet as at December 31, 2015

(In millions of U.S. dollars)	As previously reported on Form 20-F	Derivative valuation adjustment	As restated
ASSETS
Current assets
Cash and cash equivalents	150.9	—	150.9
Restricted cash	6.5	—	6.5
Accounts receivables, net	99.3	—	99.3
Related party receivables	4.7	—	4.7
Other current assets	25.1	—	25.1
Total current assets	286.5	—	286.5

Non-current assets
Deferred tax assets	7.5	—	7.5
Drilling units	2,738.0	—	2,738.0
Non-current assets held for sale	128.4	—	128.4
Other non-current assets	94.7	—	94.7
Total non-current assets	2,968.6	—	2,968.6
Total assets	3,255.1	—	3,255.1

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	210.4	—	210.4
Related party liabilities	39.8	—	39.8
Trade accounts payable	12.3	—	12.3
Tax payable	20.3	—	20.3
Other current liabilities	211.8	(38.3)	173.5
Total current liabilities	494.6	(38.3)	456.3

Non-current liabilities
Long-term interest bearing debt	1,903.5	—	1,903.5
Long term debt to related party	321.0	—	321.0
Deferred taxes	57.7	—	57.7
Pension liabilities	37.4	—	37.4
Other non-current liabilities	22.2	—	22.2
Total non-current liabilities	2,341.8	—	2,341.8

Equity
Common shares
Share capital	2.4	—	2.4
Additional paid-in capital	49.2	—	49.2
Contributed surplus	2,037.6	—	2,037.6
Contributed deficit	(1,188.4)	—	(1,188.4)
Accumulated other comprehensive loss	(23.7)	—	(23.7)
Accumulated deficit	(484.9)	38.3	(446.6)
Total Shareholder's equity	392.2	38.3	430.5
Non-controlling interest	26.5	—	26.5
Total equity	418.7	38.3	457.0

Total liabilities and equity	3,255.1	—	3,255.1

Consolidated Statement of Cash Flows for the year ended December 31, 2015

(In millions of U.S. dollars)	As previously reported on Form 20-F	Derivative valuation adjustment	As restated
Cash flow from operating activities
Net income loss	(78.6)	21.8	(56.8)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation	221.9	—	221.9
Loss on disposal	82.0	—	82.0
Amortization of deferred loan charges	8.2	—	8.2
Amortization of tax assets	8.8	—	8.8
Share based compensation expense	0.6	—	0.6
Unrealized loss/(gain) related to financial derivatives	20.3	(21.8)	(1.5)
Unrealized foreign exchange gain on long-term interest bearing debt	(30.6)	—	(30.6)
Payments for long-term maintenance	(30.3)	—	(30.3)
Deferred income tax	23.5	—	23.5
Changes in operating assets and liabilities:
Trade accounts receivable	135.8	—	135.8
Trade accounts payable	5.8	—	5.8
Short-term related party receivables and liabilities	67.1	—	67.1
Other receivables and other assets	2.6	—	2.6
Other liabilities	(78.9)	—	(78.9)
Deferred revenue	(18.3)	—	(18.3)
Net cash provided by operating activities	339.9	—	339.9

Net cash used in investing activities	(39.0)	—	(39.0)

Net cash used in financing activities	(264.1)	—	(264.1)

Effect of exchange rate changes on cash and cash equivalents	(2.1)	—	(2.1)

Net increase in cash and cash equivalents	34.7	—	34.7
Cash and cash equivalents at the beginning of the period	116.2	—	116.2
Cash and cash equivalents at the end of the period	150.9	—	150.9

Unaudited Consolidated Statement of Operations for the three months ended March 31, 2016

(In millions of U.S. dollars)	As previously reported	Derivative valuation adjustment	As restated
Operating revenues
Contract revenues	146.5	—	146.5
Reimbursables	5.1	—	5.1
Total operating revenues	151.6	—	151.6

Gain on disposal	2.4	—	2.4

Operating expenses
Vessel and rig operating expenses	50.3	—	50.3
Reimbursable expenses	4.8	—	4.8
Depreciation and amortization	56.7	—	56.7
General and administrative expenses	9.2	—	9.2
Total operating expenses	121.0	—	121.0

Net operating income/(loss)	33.0	—	33.0

Financial items
Interest expense	(26.0)	—	(26.0)
Foreign exchange (loss)/gain	(7.3)	—	(7.3)
Gain/(Loss) on derivative financial instruments	—	5.0	5.0
Other financial items	(1.8)	—	(1.8)
Total financial items	(35.1)	5.0	(30.1)

Loss before income taxes	(2.1)	5.0	2.9
Income taxes	(4.0)	—	(4.0)
Net loss	(6.1)	5.0	(1.1)

Net loss to non-controlling interests	3.8	—	3.8
Net loss attributable to the shareholders of the Company	(9.9)	5.0	(4.9)

Basic earnings per share	(0.41)	0.21	(0.20)
Diluted earnings per share	(0.41)	0.21	(0.20)

Unaudited Consolidated Statement of Comprehensive (Loss)/Income for the three months ended March 31, 2016

(In millions of U.S. dollars)	As previously reported	Derivative valuation adjustment	As restated
Net loss	(6.1)	5.0	(1.1)

Other comprehensive gain/(loss), net of tax:
Change in actuarial gain/(loss) relating to pension	5.3	—	5.3
Change in unrealized gain on interest rate swaps in VIE	(1.6)	—	(1.6)
Other comprehensive income/(loss), net of tax	3.7	—	3.7

Total comprehensive loss for the year ended	(2.4)	5.0	2.6

Total comprehensive income attributable to non-controlling interests	2.2	—	2.2
Total comprehensive loss attributable to the shareholders	(4.6)	5.0	0.4

Unaudited Consolidated Balance Sheet as at March 31, 2016

(In millions of U.S. dollars)	As previously reported	Derivative valuation adjustment	As restated
ASSETS
Current assets
Cash and cash equivalents	87.4	—	87.4
Restricted cash	4.2	—	4.2
Accounts receivables, net	130.2	—	130.2
Amount due from related party	3.6	—	3.6
Other current assets	18.1	—	18.1
Total current assets	243.5	—	243.5

Non-current assets
Drilling units	2,683.7	—	2,683.7
Non-current assets held for sale	128.4	—	128.4
Deferred tax assets	9.2	—	9.2
Other non-current assets	92.2	—	92.2
Total non-current assets	2,913.5	—	2,913.5
Total assets	3,157.0	—	3,157.0

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt	210.4	—	210.4
Amount due to related party	10.3	—	10.3
Trade accounts payable	11.4	—	11.4
Tax payable	30.1	—	30.1
Other current liabilities	182.0	(43.3)	138.7
Total current liabilities	444.2	(43.3)	400.9

Non-current liabilities
Long-term interest bearing debt	1,910.2	—	1,910.2
Long term debt to related party	291.0	—	291.0
Deferred taxes	52.3	—	52.3
Pension liabilities	23.1	—	23.1
Other non-current liabilities	19.6	—	19.6
Total non-current liabilities	2,296.2	—	2,296.2

Shareholders’ equity
Common shares	2.4	—	2.4
Additional paid in capital	49.2	—	49.2
Contributed surplus	2,037.6	—	2,037.6
Contributed deficit	(1,188.4)	—	(1,188.4)
Accumulated other comprehensive loss	(18.4)	—	(18.4)
Accumulated deficit	(494.5)	43.3	(451.2)
Total shareholders’ equity	387.9	43.3	431.2
Non controlling interest	28.7	—	28.7
Total equity	416.6	43.3	459.9

Total liabilities and shareholders’ equity	3,157.0	—	3,157.0

Unaudited Consolidated Statement of Cash Flows for the three months ended March 31, 2016

(In millions of U.S. dollars)	As previously reported	Derivative valuation adjustment	As restated
Cash Flows from Operating Activities
Net loss	(6.1)	5.0	(1.1)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	56.7	—	56.7
Amortization of deferred loan charges	2.0	—	2.0
Amortization of tax assets	2.3	—	2.3
Payments for long-term maintenance	(2.3)	—	(2.3)
Unrealized (gain)/loss related to derivative financial instruments	(7.3)	(5.0)	(12.3)
Unrealized foreign exchange loss/(gain) on long-term interest bearing debt	9.3	—	9.3
Share based payments expense	0.3	—	0.3
Deferred income tax expense	(7.1)	—	(7.1)

Changes in operating assets and liabilities:
Trade accounts receivable	(30.9)	—	(30.9)
Trade accounts payable	(0.9)	—	(0.9)
Change in short-term related party receivables and liabilities	(8.8)	—	(8.8)
Other receivables and other assets	2.6	—	2.6
Change in deferred revenue	(6.1)	—	(6.1)
Other liabilities	(18.7)	—	(18.7)
Net cash provided by operating activities	(15.0)	—	(15.0)

Net cash provided by investing activities	2.3	—	2.3

Net cash used in financing activities	(53.5)	—	(53.5)

Effect of exchange rate changes on cash and cash equivalents	2.7	—	2.7

Net (decrease)/increase in cash and cash equivalents	(63.5)	—	(63.5)
Cash and cash equivalents at beginning of the period	150.9	—	150.9
Cash and cash equivalents at the end of period	87.4	—	87.4

Unaudited Consolidated Statement of Operations for the three months ended June 30, 2016

(In millions of U.S. dollars)	As previously reported	Derivative valuation adjustment	As restated
Operating revenues
Contract revenues	161.7	—	161.7
Reimbursables	2.9	—	2.9
Total operating revenues	164.6	—	164.6

Gain/(Loss) on disposal	—	—	—

Operating expenses
Vessel and rig operating expenses	45.3	—	45.3
Reimbursable expenses	2.8	—	2.8
Depreciation and amortization	55.0	—	55.0
General and administrative expenses	7.5	—	7.5
Total operating expenses	110.6	—	110.6

Net operating income/(loss)	54.0	—	54.0

Financial items
Interest expense	(26.8)	—	(26.8)
Foreign exchange gain/(loss)	1.4	—	1.4
(Loss)/gain on derivative financial instruments	(8.5)	(4.7)	(13.2)
Other financial items	(1.9)	—	(1.9)
Total financial items	(35.8)	(4.7)	(40.5)

Loss before income taxes	18.2	(4.7)	13.5
Income taxes	(1.6)	—	(1.6)
Net loss	16.6	(4.7)	11.9

Net loss to non-controlling interests	3.7	—	3.7
Net loss attributable to the shareholders of the Company	12.9	(4.7)	8.2

Basic earnings per share	0.53	(0.20)	0.33
Diluted earnings per share	0.53	(0.20)	0.33

Unaudited Consolidated Statement of Comprehensive Income for the three months ended June 30, 2016

(In millions of U.S. dollars)	As previously reported	Derivative valuation adjustment	As restated
Net loss	16.6	(4.7)	11.9

Other comprehensive gain/(loss), net of tax:
Change in actuarial gain/(loss) relating to pension	1.3	—	1.3
Change in unrealized gain on interest rate swaps in VIE	(0.2)	—	(0.2)
Other comprehensive income/(loss), net of tax	1.1	—	1.1

Total comprehensive loss for the year ended	17.7	(4.7)	13.0

Total comprehensive income attributable to non-controlling interests	3.5	—	3.5
Total comprehensive loss attributable to the shareholders	14.2	(4.7)	9.5

Unaudited Consolidated Statement of Operations for the six months ended June 30, 2016

(In millions of U.S. dollars)	As previously reported	Derivative valuation adjustment	As restated
Operating revenues
Contract revenues	308.2	—	308.2
Reimbursables	8.0	—	8.0
Total operating revenues	316.2	—	316.2

Gain on disposal	2.4	—	2.4

Operating expenses
Vessel and rig operating expenses	95.6	—	95.6
Reimbursable expenses	7.6	—	7.6
Depreciation and amortization	111.7	—	111.7
General and administrative expenses	16.7	—	16.7
Total operating expenses	231.6	—	231.6

Net operating income/(loss)	87.0	—	87.0

Financial items
Interest expense	(52.8)	—	(52.8)
Foreign exchange (loss)/gain	(5.9)	—	(5.9)
(Loss)/gain on derivative financial instruments	(8.5)	0.3	(8.2)
Other financial items	(3.7)	—	(3.7)
Total financial items	(70.9)	0.3	(70.6)

Loss before income taxes	16.1	0.3	16.4
Income taxes	(5.6)	—	(5.6)
Net loss	10.5	0.3	10.8

Net loss to non-controlling interests	7.5	—	7.5
Net loss attributable to the shareholders of the Company	3.0	0.3	3.3

Basic earnings per share	0.12	0.01	0.13
Diluted earnings per share	0.12	0.01	0.13

Unaudited Consolidated Statement of Comprehensive Income for the six months ended June 30, 2016

(In millions of U.S. dollars)	As previously reported	Derivative valuation adjustment	As restated
Net loss	10.5	0.3	10.8

Other comprehensive gain/(loss), net of tax:
Change in actuarial gain/(loss) relating to pension	6.6	—	6.6
Change in unrealized gain on interest rate swaps in VIE	(1.8)	—	(1.8)
Other comprehensive income/(loss), net of tax	4.8	—	4.8

Total comprehensive loss for the year ended	15.3	0.3	15.6

Total comprehensive income attributable to non-controlling interests	5.7	—	5.7
Total comprehensive loss attributable to the shareholders	9.6	0.3	9.9

Unaudited Consolidated Balance Sheet as at June 30, 2016

(In millions of U.S. dollars)	As previously reported	Derivative valuation adjustment	As restated
ASSETS
Current assets
Cash and cash equivalents	80.0	—	80.0
Restricted cash	6.1	—	6.1
Accounts receivables, net	145.3	—	145.3
Amount due from related party	8.2	—	8.2
Other current assets	18.4	—	18.4
Total current assets	258.0	—	258.0

Non-current assets
Drilling units	2,635.6	—	2,635.6
Non-current assets held for sale	128.4	—	128.4
Deferred tax assets	7.4	—	7.4
Other non-current assets	89.7	—	89.7
Total non-current assets	2,861.1	—	2,861.1
Total assets	3,119.1	—	3,119.1

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt	1,159.5	—	1,159.5
Amount due to related party	26.7	—	26.7
Trade accounts payable	10.8	—	10.8
Tax payable	25.4	—	25.4
Other current liabilities	177.7	(38.6)	139.1
Total current liabilities	1,400.1	(38.6)	1,361.5

Non-current liabilities
Long-term interest bearing debt	905.5	—	905.5
Long term debt to related party	319.8	—	319.8
Deferred taxes	47.7	—	47.7
Pension liabilities	25.5	—	25.5
Other non-current liabilities	17.9	—	17.9
Total non-current liabilities	1,316.4	—	1,316.4

Shareholders’ equity
Common shares	2.4	—	2.4
Additional paid in capital	49.2	—	49.2
Contributed surplus	2,037.6	—	2,037.6
Contributed deficit	(1,188.4)	—	(1,188.4)
Accumulated other comprehensive loss	(17.1)	—	(17.1)
Accumulated deficit	(481.3)	38.6	(442.7)
Total shareholders’ equity	402.4	38.6	441.0
Non controlling interest	0.2	—	0.2
Total equity	402.6	38.6	441.2

Total liabilities and shareholders’ equity	3,119.1	—	3,119.1

Unaudited Consolidated Statement of Cash Flows for the six months ended June 30, 2016

(In millions of U.S. dollars)	As previously reported	Derivative valuation adjustment	As restated
Cash Flows from Operating Activities
Net loss	10.5	0.3	10.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	111.7	—	111.7
Amortization of deferred loan charges	4.8	—	4.8
Amortization of tax assets	4.6	—	4.6
Payments for long-term maintenance	(9.1)	—	(9.1)
Unrealized (gain)/loss related to derivative financial instruments	(5.0)	(0.3)	(5.3)
Unrealized foreign exchange loss/(gain) on long-term interest bearing debt	8.6	—	8.6
Share based payments expense	0.6	—	0.6
Deferred income tax expense	(9.9)	—	(9.9)

Changes in operating assets and liabilities:
Trade accounts receivable	(46.0)	—	(46.0)
Trade accounts payable	(1.5)	—	(1.5)
Change in short-term related party receivables and liabilities	(0.7)	—	(0.7)
Other receivables and other assets	0.9	—	0.9
Tax payable	—	—	—
Change in deferred revenue	(11.2)	—	(11.2)
Other liabilities	(22.5)	—	(22.5)
Net cash provided by operating activities	35.8	—	35.8

Net cash provided by investing activities	0.4	—	0.4

Net cash used in financing activities	(111.2)	—	(111.2)

Effect of exchange rate changes on cash and cash equivalents	4.1	—	4.1

Net (decrease)/increase in cash and cash equivalents	(70.9)	—	(70.9)
Cash and cash equivalents at beginning of the period	150.9	—	150.9
Cash and cash equivalents at the end of period	80.0	—	80.0

Unaudited Consolidated Statement of Operations for the three months ended September 30, 2016

(In millions of U.S. dollars)	As previously reported	Derivative valuation adjustment	As restated
Operating revenues
Contract revenues	132.7	—	132.7
Reimbursables	4.0	—	4.0
Total operating revenues	136.7	—	136.7

Gain/(Loss) on disposal	—	—	—

Operating expenses
Vessel and rig operating expenses	44.6	—	44.6
Reimbursable expenses	3.7	—	3.7
Depreciation and amortization	55.0	—	55.0
General and administrative expenses	4.7	—	4.7
Total operating expenses	108.0	—	108.0

Net operating income/(loss)	28.7	—	28.7

Financial items
Interest expense	(26.6)	—	(26.6)
Foreign exchange (loss)/gain	(5.6)	—	(5.6)
Gain/(Loss) on derivative financial instruments	12.9	3.0	15.9
Other financial items	(3.1)	—	(3.1)
Total financial items	(22.4)	3.0	(19.4)

Loss before income taxes	6.3	3.0	9.3
Income taxes	(19.1)	—	(19.1)
Net loss	(12.8)	3.0	(9.8)

Net loss to non-controlling interests	3.4	—	3.4
Net loss attributable to the shareholders of the Company	(16.2)	3.0	(13.2)

Basic earnings per share	(0.67)	0.12	(0.55)
Diluted earnings per share	(0.67)	0.12	(0.55)

Unaudited Consolidated Statement of Comprehensive Loss for the three months ended September 30, 2016

(In millions of U.S. dollars)	As previously reported	Derivative valuation adjustment	As restated
Net loss	(12.8)	3.0	(9.8)

Other comprehensive gain/(loss), net of tax:
Change in actuarial gain/(loss) relating to pension	5.0	—	5.0
Change in unrealized gain on interest rate swaps in VIE	1.4	—	1.4
Other comprehensive income/(loss), net of tax	6.4	—	6.4

Total comprehensive loss for the year ended	(6.4)	3.0	(3.4)

Total comprehensive income attributable to non-controlling interests	4.8	—	4.8
Total comprehensive loss attributable to the shareholders	(11.2)	3.0	(8.2)

Unaudited Consolidated Statement of Operations for the nine months ended September 30. 2016

(In millions of U.S. dollars)	As previously reported	Derivative valuation adjustment	As restated
Operating revenues
Contract revenues	440.9	—	440.9
Reimbursables	12.0	—	12.0
Total operating revenues	452.9	—	452.9

Gain on disposal	2.4	—	2.4

Operating expenses
Vessel and rig operating expenses	140.2	—	140.2
Reimbursable expenses	11.3	—	11.3
Depreciation and amortization	166.7	—	166.7
General and administrative expenses	21.4	—	21.4
Total operating expenses	339.6	—	339.6

Net operating income/(loss)	115.7	—	115.7

Financial items
Interest expense	(79.4)	—	(79.4)
Foreign exchange (loss)/gain	(11.5)	—	(11.5)
Gain/(Loss) on derivative financial instruments	4.4	3.3	7.7
Other financial items	(6.8)	—	(6.8)
Total financial items	(93.3)	3.3	(90.0)

Loss before income taxes	22.4	3.3	25.7
Income taxes	(24.7)	—	(24.7)
Net loss	(2.3)	3.3	1.0

Net loss to non-controlling interests	10.9	—	10.9
Net loss attributable to the shareholders of the Company	(13.2)	3.3	(9.9)

Basic earnings per share	(0.55)	0.14	(0.41)
Diluted earnings per share	(0.55)	0.14	(0.41)

Unaudited Consolidated Statement of Other Comprehensive Income for the nine months ended September 30, 2016

(In millions of U.S. dollars)	As previously reported	Derivative valuation adjustment	As restated
Net loss	(2.3)	3.3	1.0

Other comprehensive gain/(loss), net of tax:
Change in actuarial gain/(loss) relating to pension	11.6	—	11.6
Change in unrealized gain on interest rate swaps in VIE	(0.4)	—	(0.4)
Other comprehensive income/(loss), net of tax	11.2	—	11.2

Total comprehensive loss for the year ended	8.9	3.3	12.2

Total comprehensive income attributable to non-controlling interests	10.5	—	10.5
Total comprehensive loss attributable to the shareholders	(1.6)	3.3	1.7

Unaudited Consolidated Balance Sheet as at September 30, 2016

(In millions of U.S. dollars)	As previously reported	Derivative valuation adjustment	As restated
ASSETS
Current assets
Cash and cash equivalents	86.1	—	86.1
Restricted cash	4.0	—	4.0
Accounts receivables, net	113.8	—	113.8
Amount due from related party	10.2	—	10.2
Other current assets	16.3	—	16.3
Total current assets	230.4	—	230.4

Non-current assets
Drilling units	2,582.5	—	2,582.5
Non-current assets held for sale	128.4	—	128.4
Deferred tax assets	9.6	—	9.6
Other non-current assets	87.4	—	87.4
Total non-current assets	2,807.9	—	2,807.9
Total assets	3,038.3	—	3,038.3

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt	1,118.3	—	1,118.3
Amount due to related party	24.9	—	24.9
Trade accounts payable	5.4	—	5.4
Tax payable	37.7	—	37.7
Other current liabilities	146.3	(41.6)	104.7
Total current liabilities	1,332.6	(41.6)	1,291.0

Non-current liabilities
Long-term interest bearing debt	903.3	—	903.3
Long term debt to related party	321.4	—	321.4
Deferred taxes	56.9	—	56.9
Pension liabilities	18.0	—	18.0
Other non-current liabilities	14.7	—	14.7
Total non-current liabilities	1,314.3	—	1,314.3

Shareholders’ equity
Common shares	2.4	—	2.4
Additional paid in capital	49.2	—	49.2
Contributed surplus	2,037.6	—	2,037.6
Contributed deficit	(1,188.4)	—	(1,188.4)
Accumulated other comprehensive loss	(12.1)	—	(12.1)
Accumulated deficit	(497.4)	41.6	(455.8)
Total shareholders’ equity	391.3	41.6	432.9
Non controlling interest	0.1	—	0.1
Total equity	391.4	41.6	433.0

Total liabilities and shareholders’ equity	3,038.3	—	3,038.3

Unaudited Consolidated Statement of Cash Flows for the nine months ended September 30, 2016

(In millions of U.S. dollars)	As previously reported	Derivative valuation adjustment	As restated
Cash Flows from Operating Activities
Net loss	(2.3)	3.3	1.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	166.7	—	166.7
Amortization of deferred loan charges	7.3	—	7.3
Amortization of tax assets	6.9	—	6.9
Payments for long-term maintenance	(11.0)	—	(11.0)
Unrealized (gain)/loss related to derivative financial instruments	(24.1)	(3.3)	(27.4)
Unrealized foreign exchange loss/(gain) on long-term interest bearing debt	16.1	—	16.1
Share based payments expense	0.7	—	0.7
Deferred income tax expense	(2.9)	—	(2.9)

Changes in operating assets and liabilities:
Trade accounts receivable	(14.5)	—	(14.5)
Trade accounts payable	(6.9)	—	(6.9)
Change in short-term related party receivables and liabilities	(7.8)	—	(7.8)
Other receivables and other assets	1.6	—	1.6
Change in deferred revenue	(16.4)	—	(16.4)
Other liabilities	(21.6)	—	(21.6)
Net cash provided by operating activities	91.8	—	91.8

Net cash provided by investing activities	2.5	—	2.5

Net cash used in financing activities	(164.7)	—	(164.7)

Effect of exchange rate changes on cash and cash equivalents	5.6	—	5.6

Net (decrease)/increase in cash and cash equivalents	(64.8)	—	(64.8)
Cash and cash equivalents at beginning of the period	150.9	—	150.9
Cash and cash equivalents at the end of period	86.1	—	86.1