Form 20-F
period 2017-12-31
North Atlantic Drilling Ltd.
filed 2018-04-13
CIK 1560186

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________
FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________________ to _________________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report _________________
Commission file number: 001-36277
_____________________
NORTH ATLANTIC DRILLING LTD.
(Exact name of Registrant as specified in its charter)

Bermuda
(Jurisdiction of incorporation or organization)

Par-la-Villa Place, 4th Floor, 14 Par-la-Villa Road, Hamilton, HM08, Bermuda
(Address of principal executive offices)

Georgina Sousa, +1 (441)295-9500, gsousa@front.bm
Par-la-Villa Place, 4th Floor, 14 Par-la-Villa Road, Hamilton, HM08, Bermuda
(Name, telephone, Email and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class None	Name of each exchange on which registered Not Applicable
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Stock, par value $0.10 per share
(Title of Class)
_____________________
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
_____________________

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2017, there were 24,114,232 shares of common stock, par value $0.10 per share, of the Registrant's common stock outstanding

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

In addition to these important factors and matters discussed elsewhere in this annual report, and in the documents incorporated by reference in this annual report, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•
the impact of active negotiations and contingency planning efforts with respect to a comprehensive restructuring of our debt, the outcome of which is uncertain and involve Chapter 11 proceedings with the U.S. Bankruptcy Court for Southern District of Texas, Victoria division;

•	our ability to maintain relationships with suppliers, customers, employees and other third parties as a result of our Chapter 11 filing;

•	our ability to maintain and obtain adequate financing to support our business plans post-emergence from Chapter 11;

•	the length of time that we will operate under Chapter 11 protection;

•	risks associated with third party motions in the Chapter 11 proceedings that may interfere with the solicitation and ability to confirm and consummate a plan of reorganization;

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

•	the level of expected capital expenditures, our expected financing of such capital expenditures and the timing and cost of completion of capital projects;

•	fluctuations in interest rates or exchange rates and currency devaluations relating to foreign or U.S. monetary policy;

•	effects of remediation efforts to address the material weakness discussed in "Item 15. Controls and Procedures "

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

•	customs and environmental matters; and

•	other important factors described from time to time in the reports filed or furnished by us with the Securities and Exchange Commission, or the Commission.

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

References in this annual report to “Seadrill” refer to Seadrill Limited, our parent and majority shareholder. We consolidate certain subsidiaries of Ship Finance International Limited, or “Ship Finance.”

References in this annual report to “Statoil,” “ConocoPhillips,” “Shell,” “Total,” “ExxonMobil,” “KMNG,” “Jurong”, "Nexen" and “Rosneft” refer to Statoil ASA, Conoco Phillips Company, Royal Dutch Shell, Total S.A., Exxon Mobil Corporation, Karmorneftegaz SARL, Jurong Shipyard Pte Ltd., Nexen Petroleum UK Ltd and Rosneft Oil Company, respectively, and certain of each of their subsidiaries that are our current or former customers.

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

A.    Selected Financial Data
Our selected statement of operations and other financial data with respect to the fiscal years ended December 31, 2017, 2016 and 2015 and our selected balance sheet data with respect to the fiscal years ended December 31, 2017 and 2016 have been derived from our consolidated financial statements included in Item 18 of this annual report, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Our selected statement of operations and other financial data for the fiscal years ended December 31, 2014 and 2013 and our selected balance sheet data with respect to the fiscal years ended December 31, 2015, 2014 and 2013 have been derived from our consolidated financial statements which are not included herein.

The following financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the notes thereto, which are included herein. Our financial statements are maintained in U.S. dollars. We refer you to the notes to our consolidated financial statements for a discussion of the basis on which our consolidated financial statements are prepared, and we draw your attention to our statement regarding going concern as described in "Note 1 - General information".

(in millions of U.S. dollars except common share and per share data)	Year ended December 31,
	2017	2016	2015	2014	2013

Statement of Operations Data
Total operating revenues	257.5	534.7	747.7	1,263.7	1,324.3
Net operating (loss)/income	(133.0)	90.8	97.5	(116.4)	360.6
Net (loss)/income	(286.4)	(52.4)	(56.8)	(304.0)	235.6
(Loss)/Earnings per share, basic and diluted (1)	(12.35)	(2.77)	(3.03)	(13.18)	10.35
Dividends declared per share (1)	—	—	—	4.80	9.05
Weighted average common shares outstanding, in millions	24.1	24.1	24.1	24.0	22.8

(in millions of U.S. dollars except common share and per share data)	Year ended December 31,
	2017	2016	2015	2014	2013

Balance Sheet Data (at end of period):
Cash and cash equivalents	$29.5	$68.7	$150.9	$116.2	$84.1
Drilling units	2,325.5	2,528.8	2,738.0	2,923.5	2,377.8
Newbuildings	—	—	—	172.6	312.9
Goodwill	—	—	—	—	480.6
Total assets (2)	2,621.2	2,918.4	3,255.1	3,651.0	3,679.0
Interest bearing debt (including current portion) (3)	2,119.2	2,280.2	2,434.9	2,706.8	2,427.6
Total equity	91.3	386.0	418.7	468.0	857.5
Common shares outstanding	2.4	2.4	2.4	1,205.7	1,138.1

Other Financial Data:
Net cash (used in)/provided by continuing operations	(9.0)	128.7	339.9	199.1	425.2
Net cash (used in)/ provided by investing activities from continuing operations	(0.8)	1.3	(39.0)	(447.5)	(103.9)
Net cash (used in)/provided by financing activities from continuing operations	(29.2)	(218.2)	(264.1)	271.2	(334.0)
____________________

(1)
As a result of the 1-for-10 reverse stock split and related reduction in authorized capital in 2015, the earnings per share and dividends declared per share have been retrospectively adjusted by a factor of 10 for the years ended December 31, 2014 and 2013. Please see "Note 17–Common share capital" to our consolidated financial statements included herein for more information.

(2)
Historically, we presented balances due to or from Ship Finance International Limited (NYSE: "SFL"), or Ship Finance, on a gross basis. Beginning on June 30, 2015 we elected to present this on a net basis, due to the fact that the right of offset is established in the long-term loan agreements, and the balances are intended to be settled on a net basis, providing a more appropriate description of our related party net debt position. Accordingly, we have represented from amounts due from related parties (current assets) to offset against long-term debt due to related parties (non-current liabilities). The total amounts represented were nil as at December 31, 2015, $14.3 million as at December 31, 2014 and $0 million as at December 31, 2013.

(3)
Includes $1,688.9 million which has been reclassified into liabilities subject to compromise. Please see "Note 3 - Chapter 11 proceedings" to our consolidated financial statements included herein for more information.

B.    Capitalization and Indebtedness
Not applicable.
C.    Reasons for the Offer and Use of Proceeds
Not applicable.
D.    Risk Factors

Our assets are primarily engaged, or intended to engage, in offshore contract drilling for the oil and gas industry in harsh environments in the territorial waters and outer continental shelf jurisdiction of Norway, the United Kingdom, Ireland, Denmark, the Netherlands, the east coast of Greenland, Russia (west of the island of Diksonskiy) and all countries within the Baltic Sea and the Gulf of Bothnia, which we refer to as the "North Atlantic Region," including ultra-deepwater environments. The following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the market for and ownership of our securities. The occurrence of any of the events described in this section could materially and negatively affect our business, financial condition, operating results, cash available for the payment of dividends, or the trading price of our common shares. Unless otherwise indicated, all information concerning our business and our assets is as of December 31, 2017. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Risk Relating to the Bankruptcy Proceedings

We, along with Seadrill and a substantial number of its consolidated subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code, and we are subject to the risks and uncertainties associated with such bankruptcy proceedings.

On September 12, 2017, we, together with Seadrill and certain of Seadrill’s consolidated subsidiaries (collectively, the Company Parties), entered into a restructuring support and lock-up agreement (the "RSA") with a group of bank lenders, bondholders, certain other stakeholders, and new-money providers (collectively, the Consenting Stakeholders). Ship Finance International Limited and three of its subsidiaries ("SFL"), which charter three drilling units to the Company Parties, also executed the RSA. In connection with the RSA, the Company Parties entered into an investment agreement ("the Investment Agreement") under which Hemen Investments Limited, an affiliate of Seadrill’s largest shareholder Hemen Holding Ltd. and a consortium of additional investors, including the bondholder parties to the RSA (collectively, the "Commitment Parties"), committed to provide up to $1.08 billion in new cash, subject to certain terms and conditions.

On September 12, 2017, to implement the transactions contemplated by the RSA and Investment Agreement, the Company Parties (collectively, the "Debtors") commenced prearranged reorganization proceedings (the "Chapter 11 proceedings") under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the Southern District of Texas (the "Bankruptcy Court").

Subsequent to September 12, 2017, the Debtors negotiated with their various creditors, including an ad hoc group of holders of unsecured bonds (the “Ad Hoc Group”) and ship yards with which the Debtors had a contractual relationship to build new rigs. On February 26, 2018, the Debtors announced a global settlement with the Ad Hoc Group, the official committee of unsecured creditors (the “Committee”) and other major creditors in their Chapter 11 cases, including Samsung Heavy Industries Co., Ltd. and Daewoo Shipbuilding & Marine Engineering Co., Ltd., two of the Debtors’ newbuild shipyards, and an affiliate of Barclays Bank PLC (“Barclays”), another holder of unsecured bonds. In connection with the global settlement, the Debtors entered into an amendment to the RSA and an amendment to the Investment Agreement. The amendments to the RSA and Investment Agreement provided for the inclusion of the Ad Hoc Group and Barclays into the Capital Commitment as Commitment Parties, increased the Capital Commitment to $1.08 billion, increased recoveries for general unsecured creditors of Seadrill, NADL and Sevan under the plan of reorganization, an agreement regarding the allowed claim of the newbuild shipyards and an immediate cessation of all litigation and discovery efforts in relation to the plan of reorganization.

In connection with the global settlement, on February 26, 2018, the Debtors filed a proposed Second Amended Joint Chapter 11 Plan of Reorganization with the Bankruptcy Court (the “Plan”). By the voting deadline of April 5, 2018, the Plan received approval from every single class of creditors and holders of interests entitled to vote, exceeding the required thresholds for acceptance of the Plan.

We are subject to a number of risks and uncertainties associated with the Chapter 11 proceedings, which may lead to potential adverse effects on our liquidity, results of operations or business prospects. We cannot assure you of the outcome of the Chapter 11 proceedings. Risks associated with the Chapter 11 proceedings include the following:

•	our ability to continue as a going concern;

•	our ability to obtain Bankruptcy Court approval with respect to motions in the Chapter 11 proceedings and the outcomes of Bankruptcy Court rulings of the proceedings in general;

•	our ability to comply with and to operate under the cash collateral order and any cash management orders entered by the Bankruptcy Court;

•
the length of time we will operate under the Chapter 11 proceedings and our ability to successfully emerge, including with respect to obtaining any necessary regulatory approvals and to complete certain corporate reorganizations;

•	our ability to negotiate, confirm and consummate a plan of reorganization with respect to the Chapter 11 proceedings;

•
risks associated with third party motions, proceedings and litigation in the Chapter 11 proceedings, including by third parties that are not party to the RSA or the Investment Agreement, which may interfere with our plan of reorganization;

•	the ability to maintain sufficient liquidity throughout the Chapter 11 proceedings;

•	increased costs related to the bankruptcy filing, operating in Chapter 11 and other litigation;

•	our ability to manage contracts that are critical to our operation, and to obtain and maintain appropriate credit and other terms with customers, suppliers and service providers;

•	our ability to attract, retain and motivate key employees;

•	our ability to fund and execute our business plan;

•	the disposition or resolution of all pre-petition claims against us; and

•	our ability to maintain existing customers and vendor relationships and expand sales to new customers.

The Chapter 11 proceedings limit the flexibility of our management team in running the Debtors’ business.
While we operate our business as debtors-in-possession under supervision by the Bankruptcy Court, we are required to obtain the approval of the Bankruptcy Court with respect to our business, and in some cases, the Consenting Stakeholders under the terms of the RSA and the Commitment Parties under the terms of the Investment Agreement, prior to engaging in certain activities or transactions described therein, including activities and transactions that are outside the ordinary course of business. Bankruptcy Court approval of non-ordinary course activities entails preparation and filing of appropriate motions with the Bankruptcy Court, negotiation with various parties-in-interest, including any statutory committees appointed in our Chapter 11 proceedings, and one or more hearings. Such committees and parties-in-interest may be heard at any Bankruptcy Court hearing and may raise objections with respect to these motions. This process could delay major transactions and limit our ability to respond quickly to opportunities and events in the marketplace. Furthermore, in the event the Bankruptcy Court does not approve a proposed activity or transaction, we could be prevented from engaging in activities and transactions that we believe are beneficial to us.

Additionally, the terms of the cash collateral order entered by the Bankruptcy Court will limit our ability to undertake certain business initiatives. These limitations may include, among other things, our ability to:

•	sell assets outside the normal course of business;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	grant liens;

•	incur debt for borrowed money outside the ordinary course of business;

•	prepay prepetition obligations; and

•	finance our operations, investments or other capital needs or to engage in other business activities that would be in our interests.

The Chapter 11 proceedings may disrupt our business and may materially and adversely affect our operations.
We have attempted to minimize the adverse effect of the Chapter 11 proceedings on our relationships with our employees, suppliers, customers and other parties. Nonetheless, our relationships with our customers, suppliers and employees may be adversely impacted by negative publicity or otherwise and our operations could be materially and adversely affected. In addition, the Chapter 11 proceedings could negatively affect our ability to attract new employees and retain existing high performing employees or executives, which could materially and adversely affect our operations.

The Investment Agreement is subject to significant conditions and milestones which may be difficult for us to satisfy.
We, and the other Company Parties entered into the Investment Agreement with the Commitment Parties, pursuant to which, among other things, the Commitment Parties have committed to provide up to $1.08 billion in new cash. The obligations of the Commitment Parties under the Investment Agreement are subject to certain material conditions and milestones, including confirmation of the Plan, and the occurrence of the effective date of the Plan prior to an outside date. Our ability to timely complete such milestones is subject to risks and uncertainties that may be beyond our control. If the Commitment Parties are not required to provide the new cash under the Investment Agreement, the Plan may not be confirmed or may not become effective, in which case we would need to develop an alternative plan of reorganization.

The RSA is subject to significant conditions which may be difficult for us to satisfy.
We, and the other Company Parties entered into the RSA pursuant to which, among other things, we agreed to file the Plan. While the Consenting Stakeholders who are entitled to vote have agreed to vote in favor of the Plan when properly solicited to do so, there are certain material conditions that must be satisfied, including our timely filing of the Plan and taking all steps reasonably necessary and desirable to consummate the restructuring transactions in accordance with the RSA, and certain events under which the RSA may be terminated, including upon certain terminations of the Investment Agreement or upon entry of an order of the Bankruptcy Court denying the confirmation of the Plan. Our ability to satisfy such conditions or avoid such termination events is subject to risks and uncertainties that may be beyond our control. If the Consenting Stakeholders who are entitled to vote are not required to vote for the Plan, the Plan may not be confirmed, in which case we would need to develop an alternative plan of reorganization.

We may not be able to obtain Bankruptcy Court confirmation of the Plan or may have to modify the terms of the Plan.
Although we have received approval of the Plan by each class of holders of claims and interests entitled to vote (a "Voting Class"), the Bankruptcy Court may, as a court of equity, exercise substantial discretion and could choose not to confirm the Plan. Bankruptcy Code Section 1129 requires, among other things, a showing that confirmation of the Plan will not be followed by liquidation or the need for further financial reorganization for the Debtors, and that the value of distributions to dissenting holders of claims and interests will not be less than the value such holders would receive if the Debtors liquidated under Chapter 7 of the Bankruptcy Code. Although we believe that the Plan will satisfy such tests, there can be no assurance that the Bankruptcy Court will reach the same conclusion.

Confirmation of the Plan will also be subject to certain conditions. These conditions may not be met and there can be no assurance that we and the Consenting Stakeholders will agree to modify or waive such conditions as required under the RSA. Further, changed circumstances may necessitate changes to the Plan. Any such modifications could result in less favorable treatment of any non-accepting class, as well as any classes junior to such non-accepting class, than the treatment that will currently be provided in the Plan in accordance with the RSA. Such less favorable treatment could include a distribution of property (including new securities) to the class affected by the modification of a lesser value than what the RSA contemplates will be provided in the Plan or no distribution of property whatsoever under the Plan. Changes to the Plan may also delay the confirmation of the Plan and the Debtors’ emergence from bankruptcy.

The Plan may not become effective.
In the event the Plan is confirmed by the Bankruptcy Court, it may not become effective because it is subject to the satisfaction of certain conditions precedent (some of which are beyond our control). There can be no assurance that such conditions will be satisfied, and therefore, that the Plan will become effective and that the Debtors will emerge from the Chapter 11 proceedings as contemplated by the Plan. If the transactions contemplated by the Plan are not completed, it may become necessary to amend the Plan. Any new plan of reorganization would require the approval of the Bankruptcy Court and the approval of the required creditors, which could subject the Debtors to more lengthy and costly Chapter 11 proceedings. The Investment Agreement requires that the Plan be consummated by an outside date.

We may have insufficient liquidity for our business operations during the Chapter 11 proceedings.
Although we believe that we will have sufficient liquidity to operate our businesses during the pendency of the Chapter 11 proceedings, there can be no assurance that the revenue generated by our business operations and cash made available to us under the cash collateral order or otherwise in our restructuring process will be sufficient to fund our operations, especially as we expect to incur substantial professional and other fees related to our restructuring. We have not made arrangements for financing in the form of a debtor-in-possession credit facility, or DIP facility. In the event that revenue flows and other available cash are not sufficient to meet our liquidity requirements, we may be required to seek additional financing. There can be no assurance that such additional financing would be available or, if available, offered on terms that are acceptable. If, for one or more reasons, we are unable to obtain such additional financing, we could be required to seek a sale of the company or certain of its material assets or our businesses and assets may be subject to liquidation under Chapter 7 of the Bankruptcy Code, and we may cease to continue as a going concern.

Any plan of reorganization that we may implement will be based in large part upon assumptions and analyses developed by us. If these assumptions and analyses prove to be incorrect, our plan may not be successful in its execution.
Any plan of reorganization that we may implement could affect both our capital structure and the ownership, structure and operation of our businesses and will reflect assumptions and analyses based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we consider appropriate under the circumstances. Whether actual future results and developments will be consistent with our expectations and assumptions depends on a number of factors, including but not limited to (i) our ability to substantially change our capital structure, (ii) our reorganization within the Seadrill corporate organization, which will include the introduction of two intermediate holding companies and a new group that will issue new secured notes under the terms of the Plan, (iii) our ability to obtain adequate liquidity and financing sources, (iv) our ability to maintain customers’ confidence in our viability as a continuing entity and to attract and retain sufficient business from them, (v) our ability to retain key employees and (vi) the overall strength and stability of general economic conditions in the global markets. The failure of any of these factors could materially adversely affect the successful reorganization of our businesses.

In addition, any plan of reorganization will rely upon financial projections, including with respect to revenues, EBITDA, net income, debt service and cash flow. Financial forecasts are necessarily speculative, and it is likely that one or more of the assumptions and estimates that are the basis of these financial forecasts will not be accurate. In our case, the forecasts will be even more speculative than normal, because they may involve fundamental changes in the nature of our capital structure and our corporate structure. Accordingly, we expect that our actual financial condition and results of operations will differ, perhaps materially, from what we have anticipated. Consequently, there can be no assurance that the results or developments contemplated by any plan of reorganization we may implement will occur or, even if they do occur, that they will have the anticipated effects on us and our subsidiaries or our businesses or operations. The failure of any such results or developments to materialize as anticipated could materially adversely affect the successful execution of any plan of reorganization.

As a result of the Chapter 11 proceedings, realization of assets and liquidation of liabilities are subject to uncertainty.
While operating under the protection of the Bankruptcy Code, and subject to Bankruptcy Court approval or otherwise as permitted in the normal course of business, we may sell or otherwise dispose of assets and liquidate or settle liabilities for amounts other than those reflected in our consolidated financial statements.

As a result of the Chapter 11 proceedings, our historical financial information may not be indicative of our future financial performance.
Our capital structure and our corporate structure will likely be altered under any plan of reorganization ultimately confirmed by the Bankruptcy Court. Under fresh-start accounting and reporting rules that could apply to us upon the effective date of a plan of reorganization, our assets and liabilities would be adjusted to fair values and our accumulated surplus would be restated to zero. Accordingly, if fresh-start reporting rules apply, our financial condition and results of operations following our emergence from Chapter 11 proceedings would not be comparable to the financial condition and results of operations reflected in our historical financial statements. In connection with the Chapter 11 proceedings and the development of a plan of reorganization, it is also possible that additional restructuring and related charges may be identified and recorded in future periods. Such charges could be material to our consolidated financial position and results of operations in any given period.

Trading in our securities during the term of the Chapter 11 proceedings is highly speculative and poses substantial risks.
Trading in securities of an issuer in bankruptcy is extremely speculative, and there is a very significant risk that investors will lose all or a substantial portion of their investment. While the Plan provides for, under certain circumstances, some recoveries to holders of our debt securities, and no recoveries to our equity holders, we can provide no assurances that the Plan will be confirmed and consummated, whether such certain circumstances will arise and the amount of any recoveries. Therefore, we can give no assurance at this time whether holders of our securities will receive any distribution with respect to, or be able to recover any portion of, their investments. We believe it is likely that holders of our common stock will receive no recovery. Trading prices for our securities may bear little or no relationship to actual recovery, if any, by holders thereof during the term of the Chapter 11 proceedings.

We caution and urge existing and future investors to carefully consider the significant risks with respect to investments in our securities.
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

Oil and gas prices are extremely volatile and are affected by numerous factors beyond our control, including, but not limited to, the following:

•	worldwide production of and demand for oil and gas and geographical dislocations in supply and demand;

•	the cost of exploring for, developing, producing and delivering oil and gas;

•	expectations regarding future energy prices and production;

•	advances in exploration, development and production technology;

•	the ability of the Organization of Petroleum Exporting Countries or OPEC, to set and maintain levels of production and pricing;

•	the level of production in non-OPEC countries;

•	international sanctions on oil-producing countries, or the lifting of such sanctions;

•	government regulations, including restrictions on offshore transportation of oil and natural gas;

•	local and international political, economic and weather conditions;

•	domestic and foreign tax policies;

•	the development and exploitation of alternative fuels and unconventional hydrocarbon production, including shale;

•	worldwide economic and financial problems and the corresponding decline in the demand for oil and gas and, consequently, our services;

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

Declines in oil and gas prices for an extended period of time, or market expectations of potential decreases in these prices, have negatively affected and could continue to negatively affect our future performance. Continued periods of low demand can cause excess rig supply and intensify competition in our industry which often results in drilling rigs, particularly older and less technologically-advanced drilling rigs, being idle for long periods of time. We cannot predict the future level of demand for drilling rigs or future conditions of the oil and gas industry with any degree of certainty. In response to the decrease in the prices of oil and gas, a number of our oil and gas company customers have announced significant decreases in budgeted expenditures for offshore drilling. Any future decrease in exploration, development or production expenditures by oil and gas companies could further reduce our revenues and materially harm our business.

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

The offshore drilling industry is highly competitive and fragmented and includes several large companies that compete in many of the markets we serve, as well as numerous small companies that compete with us on a local basis. Offshore drilling contracts are generally awarded on a competitive bid basis or through privately negotiated transactions. In determining which qualified drilling contractor is awarded a contract, the key factors are pricing, rig availability, rig location, the condition and integrity of equipment, the rig's and/or the drilling contractor's record of operating efficiency, including high operating uptime, technical specifications, safety performance record, crew experience, reputation, industry standing and customer relations. Our operations may be adversely affected if our current competitors or new market entrants introduce new drilling rigs with better features, performance, prices or other characteristics compared to our drilling rigs, or expand into service areas where we operate.

Competitive pressures and other factors may result in significant price competition, particularly during industry downturns, which could have a material adverse effect on our results of operations and financial condition.

The current downturn in activity in the oil and gas drilling industry has had and is likely to continue to have an adverse impact on our business and results of operations.
The oil and gas drilling industry is cyclical, and is currently in a prolonged downcycle. The price of Brent crude has fallen from $115 per barrel in June 2014 to a low of $30 per barrel in January 2016. As at March 31, 2018, the price of Brent crude was approximately $70 per barrel. The significant decrease in oil and natural gas prices is expected to continue to reduce many of our customers’ demand for our services in 2018 due to significant decreases in budgeted expenditures for offshore drilling.

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

In the current environment, our customers may also seek to cancel or renegotiate our contracts for various reasons, including adverse conditions, resulting in lower dayrates. Our inability, or the inability of our customers to perform, under our or their contractual obligations may have a material adverse effect on our financial position, results of operations and cash flows.

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

There is substantial doubt regarding our ability to continue as a going concern.
As described in Note 1 to our Consolidated Financial Statements appearing in Item 18, we do not currently expect that our cash flows from operations would be sufficient to repay our indebtedness and, accordingly, we have sought a reorganization under Chapter 11 of the Bankruptcy Code. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern. Our ability to continue as a going concern is contingent upon, among other things, our ability to: (i) develop and successfully implement a restructuring plan within the timeframe required by the terms of the RSA and the Investment Agreement, (ii) comply with the covenants contained in the cash collateral order, including compliance with the approved budget, and the covenants contained in any post-restructuring financing arrangements, (iii) reduce debt and other liabilities through the restructuring process, (iv) generate sufficient cash flow from operations and (v) obtain financing sources to meet our future obligations. The accompanying consolidated financial statements also do not include any adjustments that might be necessary should we be unable to continue as a going concern. We believe the consummation of a successful Chapter 11 proceeding is critical to our continued viability and long-term liquidity. While we are working towards achieving these objectives, there can be no certainty that we will be successful in doing so.

We may not have sufficient liquidity to meet our obligations as they fall due or have the ability to raise new capital or refinance existing facilities on acceptable terms.
As at December 31, 2017, we had $430.3 million in principal amount of interest-bearing debt (including related party debt of $121.5 million), representing approximately 22,305.2% of our total market capitalization, of which $308.8 million was secured by, among other things, liens on our drilling units. We expect to amend our secured credit facilities and to equitize certain of our unsecured debt under the terms of the Plan. Nonetheless, our outstanding indebtedness and future indebtedness that we may incur could affect our future operations, since a portion of our cash flow from operations will be dedicated to the payment of interest and principal on such debt and will not be available for other purposes. Covenants contained in our debt agreements require us to meet certain financial tests and non-financial tests, which may affect our flexibility in planning for, and reacting to, changes in our business or economic conditions, may limit our ability to dispose of assets or place restrictions on the use of proceeds from such dispositions, withstand current or future economic or industry downturns, and compete with others in our industry for strategic opportunities, and may limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes. The amendments to our secured credit facilities under the terms of the Plan may introduce additional restrictive covenants, as well as revise certain financial tests we must meet. While the RSA remains in force and effect, our lenders have agreed to waive any breach of, and any default or event of default under, our debt agreements which arise as a result of or is related to, directly or indirectly, the Chapter 11 proceedings, and the actions or transactions required by, implemented by or undertaken pursuant to RSA.
Our ability to meet our debt service obligations and to fund planned expenditures, including construction costs for our newbuilding projects, will be dependent upon our future performance, which will be subject to prevailing economic conditions, industry cycles and financial, business, regulatory and other factors affecting our operations, many of which are beyond our control. Our future cash flows may be insufficient to meet all our debt obligations and contractual commitments, and any insufficiency could negatively impact our business. To the extent that we are unable to repay our indebtedness as it becomes due or at maturity, we may need to refinance our debt, raise new debt, sell assets or repay the debt with the proceeds from equity offerings.

Our ability to amend our existing secured credit facilities and to refinance or retire other indebtedness is dependent on our effecting the terms of the Plan as contemplated by the RSA. Please also see “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources.”

The covenants in our credit facilities impose operating and financial restrictions on us, breach of which could result in a default under the terms of these agreements, which could accelerate our repayment of funds that we have borrowed.
Our debt agreements (as amended in April 2016 and as further amended to date) impose operating and financial restrictions on us. These restrictions may prohibit or otherwise limit our ability to undertake certain business activities without consent of the lending banks. These restrictions include:

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

Our lenders’ interests may be different from ours and we may not be able to obtain our lenders’ consent when beneficial for our business, which may impact our performance. In addition, certain of our debt agreements, including those expected to be amended in accordance with the terms of the Plan, require us to maintain specified financial ratios and to satisfy financial covenants, including ratios and covenants that pertain to, among other things, our total equity, our total indebtedness and the market value of our drilling units. In the future, we may be required to record impairment charges to our investments or other assets. Any impairment charges could adversely impact our ability to comply with the restrictions and covenants in our debt agreements, including meeting financial ratios and tests in those agreements. The amendments to our secured credit facilities under the terms of the Plan may introduce additional restrictive covenants, as well as revise certain financial tests we must meet. While the RSA remains in force and effect, our lenders have agreed to waive any breach of, and any default or event of default under, our debt agreements which arise as a result of or is related to, directly or indirectly, the Chapter 11 proceedings, and the actions or transactions required by, implemented by or undertaken pursuant to RSA.

If we or Seadrill are unable to comply with the restrictions and covenants in our debt agreements, or in current or future debt financing agreements, and we are unable to obtain a waiver or amendment from our lenders for such noncompliance, a default could occur under the terms of those agreements. If a default occurs under these agreements, lenders could terminate their commitments to lend or in some circumstances accelerate the outstanding loans and declare all amounts borrowed due and payable. All of our external facility agreements contain cross-default provisions, meaning that if we are in default under one of our loan agreements, amounts outstanding under our other loan agreements may also be in default, accelerated and become due and payable. Our drilling units and certain other assets also serve as security for our commercial bank indebtedness. If our lenders were to foreclose their liens on our drilling units in the event of a default, this may impair our ability to continue our operations. As at December 31, 2017, we had $308.8 million of interest-bearing debt secured by, among other things, liens on our drilling units and certain other assets. We expect that, under the terms of the Plan, additional security under the amended secured credit facilities will be granted to our lenders.

If any of the aforementioned events occur, our assets may be insufficient to repay in full all of our outstanding indebtedness, and we may be unable to find alternative financing. Even if we could obtain alternative financing, that financing might not be on terms that we find are favorable or acceptable. Moreover, in connection with any further waivers of or amendments to our credit facilities that we may obtain, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities. Any of these events may further restrict our ability to pay dividends, repurchase our common shares, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees.

Seadrill may not honor its guarantee of our debt.
Seadrill guarantees our NOK 1,500 million senior unsecured bond, our $2,000 million Senior Secured Credit Facility, and our charter payments to SFL Linus Ltd in connection with its $475 million secured term loan, which is consolidated in our financial statements. Our current and future indebtedness could also affect our future operations, as a portion of our cash flow from operations will be dedicated to the payment of interest and principal on such debt and will not be available for other purposes. Covenants contained in our debt agreements require Seadrill to meet certain financial tests and non-financial tests, which may affect our flexibility in planning for, and reacting to, changes in our business or economic conditions, may limit our ability to dispose of assets or place restrictions on the use of proceeds from such dispositions, withstand current or future economic or industry downturns and compete with others in our industry for strategic opportunities, and may limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes. Cross-default clauses exist between our secured credit facilities and bonds and Seadrill's debt. While the RSA remains in force and effect, our lenders have agreed to waive any breach of, and any default or event of default under, our debt agreements which arise as a result of or is related to, directly or indirectly, the Chapter 11 proceedings, and the actions or transactions required by, implemented by or undertaken pursuant to RSA.

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

For example, on January 31, 2017, we entered into a $25 million revolving credit facility with Seadrill, which was originally set to mature on March 31, 2017, and then was extended until April 30, 2017. On April 25, 2017, the revolving credit facility was increased to $50 million and extended to June 30, 2017. On June 27, 2017, the facility was increased to $150 million and extended to July 31, 2017. On July 27, 2017, the facility was extended to September12, 2017. On September 8, 2017, the facility was increased to $200 million. This interim funding arrangement has been put in place while comprehensive restructuring negotiations continue at both companies.

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
In the current market conditions, some of our customers may seek to terminate their agreements with us. For example, on September 27, 2016, we received a notice of termination from Statoil for the West Epsilon drilling contract, which was effective upon the rig completing its activities mid-October. Pursuant to the termination provisions in the contract, we received a lump sum payment of approximately $11 million.

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
As of March 31, 2018, our contract backlog was approximately $1.5 billion, including the recently announced awards and extensions. The contract backlog presented in this annual report and our other public disclosures is only an estimate. The actual amount of revenues earned and the actual periods during which revenues are earned will be different from the contract backlog projections due to various factors, including shipyard and maintenance projects, downtime and other events within or beyond our control. In addition, we or our customers may seek to cancel or renegotiate our contracts for various reasons, including adverse conditions, such as the current environment, resulting in lower dayrates. In some instances, there is an option for a customer to terminate a drilling contract prematurely for convenience on payment of an early termination fee. However, this fee may not adequately compensate us for loss of this drilling contract.

For example, on September 27, 2016, we received a notice of termination from Statoil for the West Epsilon drilling contract, resulting in a potential backlog reduction.

Our inability, or the inability of our customers to perform, under our or their contractual obligations may have a material adverse effect on our financial position, results of operations and cash flows.

We may not be able to renew or obtain new and favorable contracts for our drilling units whose contracts have expired or been terminated.
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

As at March 31, 2018, we had four contracts that expire in 2018 (relating to the West Phoenix and West Elara), one contract that expires in 2019 (relating to the West Linus ), two contracts that expire in 2020 (relating to the West Phoenix and West Elara) and two contracts that expire in 2027 and 2028 (relating to the West Linus and West Elara). As at March 31, 2018, we had four units stacked and uncontracted, the West Alpha, West Epsilon, the West Navigator, and the West Venture. Our ability to renew these contracts or obtain new contracts will depend on our customers and prevailing market conditions, which may vary among different geographic regions and types of drilling units.

The over-supply of drilling units will be exacerbated by the entry of newbuild rigs into the market, many of which are without firm drilling contracts. The supply of available uncontracted units has intensified price competition as scheduled delivery dates occur and contracts terminate without renewal, reducing dayrates as the active fleet grows. Customers may opt to contract older rigs in order to reduce costs which could adversely affect our ability to obtain new drilling contracts due to our newer fleet. Customers may also choose not to award drilling contracts to us due to our debt restructuring activities.

If we are unable to secure contracts for our drilling units, including for when newbuildings are delivered to us and upon the expiration of our existing contracts, we may continue to idle or stack our units. When idled or stacked, drilling units do not earn revenues, but continue to require cash expenditures for crews, fuel, insurance, berthing and associated items. As at March 31, 2018, we had four units either “warm stacked,” which means the rig is kept operational and ready for redeployment, and maintains most of its crew, or “cold stacked,” which means the rig is stored in a harbor, shipyard or a designated offshore area, and the crew is reassigned to an active rig or dismissed. Please see “-Our drilling contracts contain fixed terms and day-rates, and consequently we may not fully recoup our costs in the event of a rise in expenses, including operating and maintenance costs and cost-overruns on our newbuild projects.”

If we are not able to obtain new contracts in direct continuation of existing contracts , or if new contracts are entered into at dayrates substantially below the existing dayrates or on terms otherwise less favorable compared to existing contracts terms, our revenues and profitability could be adversely affected. We may also be required to accept more risk in areas other than price to secure a contract which risk we may be unable to push down to other contractors, are unable or unwilling at competitive prices to insure against and which therefore have to be managed by applying other controls. This could lead to us being unable to meet our liabilities in the event of a catastrophic event on one of our rigs.

The market value of our drilling units we have commissioned may decrease.
The market values of drilling units have been trending lower as a result of the recent continued decline in the price of oil, which has impacted the spending plans of our customers. During 2017, the estimated fair value of our drilling units, based upon various broker valuations, has decreased by approximately 11.4% (including the effect of the rig ages increasing by a year). If the offshore contract drilling industry suffers further adverse developments in the future, the fair market value of our drilling units may decline further. The fair market value of the drilling units that we currently own, or may acquire in the future, may increase or decrease depending on a number of factors, including:

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

If drilling unit values fall significantly, we may have to record an impairment adjustment in our Consolidated Financial Statements, which could adversely affect our financial results and condition. Additionally, if we sell one or more of our drilling units at a time when drilling unit prices have fallen and before we have recorded an impairment adjustment to our Consolidated Financial Statements, the sale price may be less than the drilling unit’s carrying value in our Consolidated Financial Statements, resulting in a loss on disposal and a reduction in earnings and cause us to breach the covenants in our finance agreements. For more information, see "-The current downturn in activity in the oil and gas drilling industry has had and is likely to continue to have an adverse impact on our business and results of operations" and "-The covenants in our credit facilities impose operating and financial restrictions on us, breach of which could result in a default under the terms of these agreements, which could accelerate our repayment of funds that we have borrowed."

Under certain of our secured bank credit facilities, we are required to comply with loan-to-value or minimum-value-clauses, which could require us to post additional collateral or prepay a portion of the outstanding borrowings should the value of the drilling units securing borrowings under each of such agreements decrease below required levels. If we are unable to comply with the restrictions and covenants in the agreements governing our indebtedness or in current or future debt financing agreements, a default could occur under the terms of those agreements. While the RSA remains in force and effect, our lenders have agreed to waive any breach of, and any default or event of default under, our debt agreements which arise as a result of or is related to, directly or indirectly, the Chapter 11 proceedings, and the actions or transactions required by, implemented by or undertaken pursuant to RSA.

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

No assurance can be made that we will be able to maintain adequate insurance in the future at rates that we consider reasonable, or that we will be able to obtain insurance against certain risks.We rely on a small number of customers.
Our contract drilling business is subject to the risks associated with having a limited number of customers for our services. Among our four customers for the year ending December 31, 2017, Statoil accounted for 32%, Conoco Phillips accounted for 49%, Total accounted for 8% and Nexen accounted for 11% of our total revenues. Among our four customers for the year ended December 31, 2016, Statoil accounted for 40%, ExxonMobil accounted for 25%, Conoco Phillips accounted for 25%, and Total accounted for 10% of our total revenues. As at March 31, 2018, most of our future contracted revenues, or contract backlog, is contracted with ConocoPhillips.

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
In July 2014, we entered into six offshore drilling contracts with Rosneft. In August 2014, we entered into an agreement to acquire a significant portion of Rosneft's land drilling fleet in Russia, along with new five-year contracts awarded by Rosneft for the land drilling units being acquired pursuant to a framework agreement, or the Framework Agreement. In November 2014, we and Rosneft agreed to delay to May 2015 the closing of these transactions that are contemplated in the Framework Agreement and on April 16, 2015 and subsequently May 31, 2017, we mutually agreed to further extend the date of termination of the Framework Agreement until May 31, 2019, whereby both parties can effectively terminate the Framework Agreement and / or any offshore drilling contracts at any time prior to May 31, 2019 at no cost. In June 2015, the parties agreed to cancel any restrictions of business included within the terms of the Framework Agreement, and replaced this with a requirement for us, subject to applicable law, to inform Rosneft of any material developments affecting us. Due to recent and ongoing developments and events, we believe that it will be extremely unlikely to close these transactions on the same terms contemplated in the executed agreements.

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
The majority of our contracts have dayrates that are fixed over the contract term.
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

Operating and maintenance costs will not necessarily fluctuate in proportion to changes in operating revenues. Operating revenues may fluctuate as a function of changes in supply of offshore drilling units and demand for contract drilling services. This could adversely affect our revenue from operations. For more information please see "-The success and growth of our business depends on the level of activity in the offshore oil and gas industry generally, and the drilling industry specifically, which are both highly competitive and cyclical, with intense price competition", "-Our customers may seek to cancel or renegotiate their contracts to include unfavorable terms such as unprofitable rates, particularly in the circumstance that operations are suspended or interrupted" and "-Our contract backlog for our fleet of drilling units may not be realized".

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
We operate in various regions throughout the world. As a result of our international operations, we may be exposed to political and other uncertainties, particularly in less developed jurisdictions, including risks of:

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
Failure to comply with international anti-corruption legislation, including the U.S. Foreign Corrupt Practices Act 1977 or the U.K. Bribery Act 2010, could result in fines, criminal penalties, damage to our reputation and drilling contract terminations.
We currently operate, and historically have operated, our drilling units in a number of countries throughout the world, including some with developing economies. We interact with government regulators, licensors, port authorities and other government entities and officials. Also, our business interaction with national oil companies as well as state or government-owned shipbuilding enterprises and financing agencies puts us in contact with persons who may be considered to be “foreign officials” under the U.S. Foreign Corrupt Practices Act of 1977 or the FCPA and the Bribery Act 2010 of the United Kingdom or the U.K. Bribery Act.

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

In 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies such as ours, and introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. On August 10, 2012, the U.S. signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which places further restrictions on the ability of non-U.S. companies to do business or trade with Iran and Syria. Perhaps the most significant provision in the Iran Threat Reduction Act is that prohibitions in the existing Iran sanctions applicable to U.S. persons will now apply to any foreign entity owned or controlled by a U.S. person. The other major provision in the Iran Threat Reduction Act is that issuers of securities must disclose in their annual and quarterly reports filed with the Commission after February 6, 2013 if the issuer or “any affiliate” has “knowingly” engaged in certain sanctioned activities involving Iran during the timeframe covered by the report. At this time, we are not aware of any violations, conducted by us or by any affiliate, which is likely to trigger such a disclosure requirement.

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

On October 13, 2017, the current U.S administration announced it would not certify Iran's compliance with the JCPOA. This did not withdraw the U.S. from the JCPOA or re-instate any sanctions. However, they have criticized the JCPOA and threatened to withdraw the U.S. from the JCPOA. Further, the administration must periodically renew sanction waivers and his refusal to do so could result in the reinstatement of certain sanctions currently suspended under the JCPOA.

OFAC acted several times in 2017 to add Iranian individuals and entities to its list of Specially Designated Nationals whose assets are blocked and with whom U.S. persons are generally prohibited from dealing. Moreover, in August 2017, the U.S. passed the “Countering America’s Adversaries Through Sanctions Act” (Public Law 115-44) (CAATSA), which authorizes imposition of new sanctions on Iran, Russia, and North Korea. The CAATSA sanctions with respect to Russia create heightened sanctions risks for companies operating in the oil and gas sector, including companies that are based outside of the United States. OFAC sanctions targeting Venezuela have likewise increased in the past year, and any new sanctions targeting Venezuela could further restrict our ability to do business in such country.

In addition to the sanctions against Iran, subject to certain limited exceptions, U.S. law continues to restrict U.S. owned or controlled entities from doing business with Cuba and various U.S. sanctions have certain other extraterritorial effects that need to be considered by non-U.S. companies. Moreover, any U.S. persons who serve as officers, directors or employees of our subsidiaries would be fully subject to U.S. sanctions. It should also be noted that other governments are more frequently implementing and enforcing sanctions regimes.

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

Negative developments in worldwide financial and economic conditions could further cause our ability to access the capital markets to be severely restricted at a time when we would like, or need, to access such markets, which could impact our ability to react to changing economic and business conditions. Worldwide economic conditions have in the past impacted, and could in the future impact, lenders willingness to provide credit facilities to our customers, causing them to fail to meet their obligations to us.

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

Competition for skilled and other labor required for our drilling operations has increased in recent years as the number of rigs activated or added to worldwide fleets has increased, and this may continue to rise. Notwithstanding the general downturn in the drilling industry, the limited availability of qualified personnel in combination with local regulations focusing on crew composition, are expected to further increase the demand for qualified offshore drilling crews, which may increase our costs. These factors could further create and intensify upward pressure on wages and make it more difficult for us to staff and service our rigs. Such developments could adversely affect our financial results and cash flow. Furthermore, as a result of any increased competition for qualified personnel, or as a result of our Chapter 11 proceedings, we may experience a reduction in the experience level of our personnel, which could lead to higher downtime and more operating incidents.

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
In order to finance our growth, we have incurred significant amounts of debt. With the exception of some of our bonds, the majority of our debt arrangements have floating interest rates. As such, after our emergence from Chapter 11 proceedings, significant movements in interest rates could have an adverse effect on our earnings and cash flow. In order to manage our exposure to interest rate fluctuations, we use interest rate swaps to effectively fix a part of our floating rate debt obligations. The principal amount covered by interest rate swaps is evaluated continuously and determined based on our debt level, our expectations regarding future interest rates and our overall financial risk exposure. Although we enter into various interest rate swap transactions to manage exposure to movements in interest rates, there can be no assurance that we will be able to continue to do so at a reasonable cost or at all.

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

Brexit, or similar events in other jurisdictions, can impact global markets, which may have an adverse impact on our business and operations as a result of changes in currency, exchange rates, tariffs, treaties and other regulatory matters.

A change in tax laws in any country in which we operate could result in higher tax expense.
We conduct our operations through various subsidiaries in countries throughout the world. Tax laws, regulations and treaties are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, regulations and treaties in and between the countries in which we operate, including treaties between certain nations. Our income tax expense is based upon our interpretation of the tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, regulations or treaties, or in the interpretation thereof, or in the valuation of our deferred tax assets, which is beyond our control, could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings.

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

To the extent claims are filed on existing litigious matters, those claims are being adjudicated as part of the Chapter 11 proceedings.

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
Our principal shareholder is Seadrill. Mrs. Kate Blankenship and Mr. Paul M. Leand Jr are also directors of Seadrill, and serve as directors of other related companies. The aforementioned directors owe fiduciary duties to both us and other related parties, and may have conflicts of interest in matters involving or affecting us and our customers. Please see “Item 6. Directors, Senior management and Employees-C. Board Practices” for more information.

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

If we fail to comply with requirements relating to internal control over financial reporting our business could be harmed and our common stock price could decline.
Under the Sarbanes-Oxley Act, our business could be harmed and our common stock price could decline. Rules adopted by the Securities and Exchange Commission pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require that we assess our internal control over financial reporting annually. The rules governing the standards that must be met for management to assess its internal control over financial reporting are complex. They require significant documentation, testing, and possible remediation of any significant deficiencies in and / or material weaknesses of internal controls in order to meet the detailed standards under these rules. Although we have evaluated our internal control over financial reporting as effective as of December 31, 2017, in future fiscal years, we may encounter unanticipated delays or problems in assessing our internal control over financial reporting as effective or in completing our assessments by the required dates. In addition, we cannot assure you that our independent registered public accountants will attest that internal control over financial reporting is effective in future fiscal years.
If we are unable to maintain effective internal controls over financial reporting and disclosure controls, investors may lose confidence in our reported financial information, which could lead to a decline in the price of common shares, limit our ability to access the capital markets in the future, and require us to incur additional costs to improve our internal control over financial reporting and disclosure control systems and procedures. Further, if lenders lose confidence in the reliability of our financial statements, it could have a material adverse effect on our ability to fund our operations.

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

Risks Relating to Our Common Shareholders
The Plan provides that holders of our common shares will receive no recoveries in respect of their common shares.
Under the terms of the Plan, we expect our existing common stock will be cancelled on the effective date of the Plan, with no recoveries to holders of our common stock. We can provide no assurances that the Plan will be confirmed and consummated, and we cannot predict recoveries at this time, however, we believe it is likely that our common shareholders will receive no recovery in respect of their common shares. Trading prices for our common shares during the term of the Chapter 11 proceedings may bear little or no relationship to actual recovery, if any, by holders thereof.

The NYSE has suspended trading in and delisted our common shares.
The NYSE has determined that our common stock is no longer suitable for listing pursuant to Listed Company Manual Section 802.01D because of our announcement on September 12, 2017 that the Company and other consolidated subsidiaries of Seadrill filed prearranged Chapter 11 cases in the Southern District of Texas. In reaching its delisting determination, NYSE Regulation noted that the shareholders of the Company will receive no recovery and therefore continued listing was no longer suitable. The NYSE suspended trading in our common stock prior to the open of markets on September 13, 2017 and subsequently delisted our common stock.

The market price of our common shares has fluctuated widely and may fluctuate widely in the future.
Our common stock now trades in the United States over-the-counter market and on the Norwegian OTC List, where it is traded since February 24, 2011. Securities traded in the over-the-counter market generally have significantly less liquidity than securities traded on a national securities exchange, due to factors such as the reduced number of investors that will consider investing in the securities, the reduced number of market makers in the securities, and the reduced number of securities analysts that follow such securities. As a result, holders of shares of our common stock may find it difficult to resell their shares at prices quoted in the market or at all. The market price of our common shares has fluctuated widely and may continue to do so in the future. The market price of our common shares has declined significantly. For our share price history, please see "Item 9. The Offer and Listing-A. Offer and Listing Details."

We may not pay dividends in the future.
Under our bye-laws, any dividends declared will be in the sole discretion of our Board of Directors, or the Board, and will depend upon earnings, market prospects, current capital expenditure programs and investment opportunities. Under Bermuda law, we may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (a) we are, or would after the payment be, unable to pay our liabilities as they become due or (b) the realizable value of our assets would thereby be less than our liabilities. In addition, since we are a holding company with no material assets other than the shares of our subsidiaries through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries distributing to us their earnings and cash flow. We suspended the payment of dividends in November 2014, and we cannot predict when, or if, dividends will be paid in the future. As part of additional amendments to other covenants contained in our senior secured credit facilities in April 2016, as further amended in 2017, we are currently restricted from paying dividends or making distributions effectively until a restructuring of our senior secured credit facilities is agreed to, including the extension of their tenor and the amendment of financial covenants. Under the terms of the Plan, our common shares will be cancelled on the effective date of the Plan. During the Chapter 11 proceedings, we would need to seek approval of the Bankruptcy Court to pay any dividend. We do not expect to seek such approval during the Chapter 11 proceedings.

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
We are incorporated under the laws of Bermuda, and substantially all of our assets are located outside of the United States. In addition, our directors and officers generally are or will be non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process on these individuals in the United States or to enforce in the United States judgments obtained in U.S. courts against us or our directors and officers based on the civil liability provisions of applicable U.S. securities laws.
In addition, you should not assume that courts in the countries in which we are incorporated or where our assets are located (1) would enforce judgments of U.S. courts obtained in actions against us based upon the civil liability provisions of applicable U.S. securities laws or (2) would enforce, in original actions, liabilities against us based on those laws.

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

In February 2014, we completed our underwritten initial public offering of 13,513,514 common shares at $9.25 per share. We also completed our offer to exchange all of the unregistered common shares that we previously issued in our prior equity private placements (other than the common shares owned by our affiliates) for common shares that have been registered under the Securities Act of 1933, as amended, or the Securities Act, in which an aggregate of 53,068,404 common shares were validly tendered and exchanged. The shares traded on the Norwegian OTC List under the symbol “NADL.”

On December 31, 2015, our shareholders, in a special general meeting, approved a capital reorganization including a 1-for-10 reverse stock split of our issued and outstanding common shares and reducing par value from $5.00 to $0.10. The high and low prices presented as at December 30, 2016 and prior to this have been re-presented to reflect the change from the 1-for-10 reverse stock split.

On September 12, 2017, NADL and certain other of NADL's consolidated subsidiaries commenced prearranged reorganization proceedings under Chapter 11 of title XI of the United States Code in the Southern District of Texas. As a result of the bankruptcy proceedings, the NYSE delisted NADL's common stock in October 2017.

The outstanding debt of NADL as of December 31, 2017 amounted to $1,689 million, of which $1,089 million is guaranteed by Seadrill. On filing for Chapter 11, the outstanding debt balance is held as a "liability subject to compromise" in the Consolidated Balance Sheet as at December 31, 2017.

Our principal executive offices are located at Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda and our telephone number is +1 (441) 295-6935.

Management of the Company
As described under section D of Item 3, upon the filing of voluntary petitions to restructure under the protections Chapter 11 of the Bankruptcy Code, we operate the business as debtors-in-possession under supervision of the Bankruptcy Court. Debtors-in-possession status requires that we obtain approval of the Bankruptcy Court with respect to our business, and in some cases, the Consenting Stakeholders under the terms of the RSA and the Commitment Parties under the terms of the Investment Agreement, prior to engaging in certain activities or transactions. Accordingly, ultimate discretion of many operational and non-routine activities is subject to final supervision of the Bankruptcy Court and does not reside in solely with management.

The Board has organized the provision of management services through Seadrill Management Ltd., or Seadrill Management, a subsidiary of Seadrill Limited incorporated in the United Kingdom. The Board has defined the scope and terms of the services to be provided by Seadrill Management. The Board must be consulted on all matters of material importance and/or of an unusual nature and, for such matters, will provide specific authorization to personnel in Seadrill Management to act on its behalf.

Recent Developments

Significant Developments for the Period from January 1, 2015 through and including December 31, 2017

Restructuring Agreement and Bankruptcy Proceedings under Chapter 11
Over the past two years we, together with Seadrill, have been engaged in extensive discussions with our secured lenders and potential new money investors regarding the terms of a comprehensive restructuring. These discussions have also included an ad hoc committee of bondholders. The objectives of the restructuring are to build a bridge to a recovery and achieve a sustainable capital structure. Seadrill have proposed to achieve this by extending bank maturities, reducing fixed amortization, amending financial covenants and raising new capital.

On April 4, 2017, Seadrill reached an agreement with its banking group, including our secured lenders, to extend the comprehensive restructuring plan negotiating period until July 31, 2017. Further the related covenant amendments and waivers expiring on June 30, 2017 were extended to September 30, 2017 and lender consent was received to extend the maturity dates of certain facilities falling due within that period. This provided Seadrill and the Company additional time to advance ongoing negotiations regarding the terms of the comprehensive restructuring plan.

In July 2017, Seadrill reached an agreement with the bank group, including our secured lenders, to further extend the date by which a comprehensive restructuring plan must be agreed until September 12, 2017 providing an additional period for negotiations to continue over a comprehensive restructuring plan. Seadrill also extended the maturities of its US$400 million credit facility and the US$450 million credit facility provided to Seadrill Eminence Ltd to September 14, 2017.

On September 12, 2017, we, together with Seadrill and certain of Seadrill’s consolidated subsidiaries (collectively, the Company Parties) entered into the RSA with the Consenting Stakeholders. Ship Finance International Limited and three of its subsidiaries, which charter three drilling units to the Company Parties, also executed the RSA. In connection with the RSA, the Company Parties entered into the Investment Agreement under which Hemen and a consortium of investors, including the bondholder parties to the RSA, committed to provide $1.06 billion in new cash commitments, subject to certain terms and conditions.

On September 12, 2017, to implement the transactions contemplated by the RSA and Investment Agreement, we, and the other Company Parties (collectively, the "Debtors") commenced prearranged Chapter 11 proceedings under the Bankruptcy Code in the Southern District of Texas, [case number 17-60079]. During the course of the bankruptcy proceedings, the Debtors continue to operate their business as a debtor in possession.

On the Petition Date, the Bankruptcy Court issued certain additional customary interim and final orders with respect to the Debtors’ first day motions and other operating motions that allow the Debtors to operate their businesses in the ordinary course. The first-day motions provided for, among other things, the payment of certain pre-petition employee and retiree expenses and benefits, the use of the Debtors’ existing cash management system, the payment of certain pre-petition amounts to certain critical vendors, the ability to pay certain pre-petition taxes and regulatory fees, the payment of certain pre-petition claims owed on account of insurance policies and programs and authorizing the use of cash collateral.

On February 26, 2018, the Debtors announced a global settlement with various creditors, including an ad hoc group of holders of unsecured bonds, the official committee of unsecured creditors (the “Committee”) and other major creditors in its Chapter 11 cases, including Samsung Heavy Industries Co., Ltd. and Daewoo Shipbuilding & Marine Engineering Co., Ltd., two of the Debtors’ newbuild shipyards, and an affiliate of Barclays Bank PLC, another holder of unsecured bonds. In connection with the global settlement, the Debtors entered into an amendment to the RSA and an amendment to the Investment Agreement. The amendments to the RSA and Investment Agreement provided for the inclusion of the Ad Hoc Group and Barclays into the

Capital Commitment as Commitment Parties, increased the Capital Commitment to $1.08 billion, increased recoveries for general unsecured creditors of Seadrill, NADL, and Sevan under the plan of reorganization, an agreement regarding the allowed claim of the newbuild shipyards and an immediate cessation of all litigation and discovery efforts in relation to the plan of reorganization as well as the Debtors’ rejection and recognized termination of the newbuild contracts.

The Investment Agreement, as amended, provides for certain milestones for the Debtors’ restructuring: (1) the Bankruptcy Court must enter an order confirming the Plan by June 9, 2018 (the “Confirmation Date”) and (2) the effective date of the Plan must occur within 90 days of the Confirmation Date and, in any event, no later than August 8, 2018.

In connection with the global settlement, on February 26, 2018, the Debtors filed a proposed Second Amended Joint Chapter 11 Plan of Reorganization with the Bankruptcy Court. On February 26, 2018, the Bankruptcy Court entered an order approving (i) the adequacy of the Disclosure Statement, (ii) the solicitation and notice procedures with respect to confirmation of the Debtors’ proposed Plan, (iii) the rights offering procedures for the rights offerings contemplated by the Plan and (iv) other related matters. The voting deadline for the Plan was April 5, 2018, and the confirmation hearing for the Plan is currently scheduled for April 17, 2018. By the voting deadline of April 5, 2018, the Plan received approval from every single class of creditors and holders of interests entitled to vote, exceeding the required thresholds for acceptance of the Plan.

Assuming that the Plan is confirmed and becomes effective, we expect our existing common stock will be cancelled on the effective date of the Plan, with no recoveries to holders of our common stock, and we will become a wholly owned subsidiary of Seadrill.

Concurrent with the commencement of the prearranged reorganization proceedings in the Bankruptcy Court, Seadrill, NADL and Sevan (collectively, the “Bermuda Debtors”) commenced provisional liquidation proceedings pursuant to section 161 and 170 of the Bermuda Companies Act 1981 by presenting “winding up” petitions to the Bermuda Court. Upon the application of the Bermuda Debtors, the Bermuda Court appointed three joint provisional liquidators for each of the Bermuda Debtors. Under the Order to appoint the joint provisional liquidators, the joint provisional liquidators’ powers are limited such that the Bermuda Debtors’ management team and boards of directors remain in control of the Bermuda Debtors’ day-to-day operations. Upon the appointment of the joint provisional liquidators in respect to each of the Bermuda Debtors, a statutory stay of proceedings in Bermuda against those three entities or their assets automatically arose. The next hearing in the Bermuda Court with respect to the “winding up” petitions was set for April 27, 2018. In addition to the statutory stay, as soon as practicable following the effective date (in accordance with the Plan of Reorganization), the provisional liquidators’ Bermuda law counsel, with the support of the Debtors, will apply for winding up orders in respect of each of the Bermuda Debtors. The join provisional liquidators will also seek formal recognition of the Confirmation Order from the United States Bankruptcy Court in Bermuda.

Please see "Item 4. Information on the company - B. Business Overview - Restructuring Agreement and Bankruptcy Proceedings under Chapter 11" for more information.

Contract award and extension for the West Elara and West Linus
On April 11, 2017, we announced the contract awards and extension for the jack-ups West Elara and West Linus with ConocoPhillips Skandinavia AS, or ConocoPhillips, for work in the Greater Ekofisk Area. The contracts are for a period of 10 years and the total additional backlog for the new contract awards is estimated at $1.4 billion, excluding performance bonuses. The contracts include market indexed dayrates and the estimated backlog is subject to change based on market conditions.

Capital Expenditures
We had total capital expenditures, including payments on long-term maintenance, of approximately $11.8 million, $22.1 million and $73.8 million in the years 2017, 2016 and 2015, respectively. Our capital expenditures relate primarily to our newbuild program, capital additions and equipment purchases to our existing drilling units and payments for long term maintenance. In May 2014, we reclassified $589.1 million from newbuilds to drilling units relating to the delivery of the West Linus. We financed our capital expenditures through cash generated from operations and secured and unsecured debt arrangements.

Newbuilding deferral
On December 2, 2015, as further extended in June 2016, August 2016, October 2016 and January 2017, we signed an amendment with Jurong for the deferral of the delivery of the semi-submersible drilling unit, the West Rigel. The deferral period was until July 6, 2017, and we continued to market the unit for an acceptable drilling contract whilst the unit remained at Jurong yard in Singapore. On December 26, 2017, Jurong announced that a sale agreement, subject to conditions which had been signed for the West Rigel on April 5, 2018. We entered into a settlement and release agreement with Jurong in respect of the West Rigel whereby we agreed that the share of sale proceeds from the sale of the West Rigel by Jurong would be $126 million. We consider this agreement provides additional evidence of the value of the asset held for sale at December 31, 2017, and have therefore reflected the agreed share of sales proceeds in the value of the asset held for sale at the balance sheet date. Please see Note 12 to our Consolidated Financial Statements included herein for further information.

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

On September 27, 2016, we received notice of termination from Statoil for the West Epsilon drilling contract. The West Epsilon was originally contracted for drilling services in Norway until the end of December 2016. In accordance with the termination provisions in the contract, we received a lump sum payment of approximately $11 million.

Rosneft Framework Agreement
On May 26, 2014, we entered into an investment and co-operation agreement, or the Investment and Co-Operation Agreement, with Seadrill and Rosneft to pursue onshore and offshore growth opportunities in the Russian market. In connection with the Investment and Co-Operation Agreement, we entered into the Framework Agreement with Seadrill and Rosneft, pursuant to which, among other things, Rosneft agreed to sell, and we agreed to purchase, 100% of the share capital of Rosneft’s Russian land drilling subsidiary, RN Burenie LLC, together with its subsidiaries, in exchange for such number of our newly issued common shares, based on an agreed share price of $9.25 per share, as payment of the agreed purchase price, subject to certain cash adjustments. The Framework Agreement provided for an original closing date of no earlier than November 10, 2014, which was first extended until May 31, 2015 and further extended until May 31, 2019.

The parties have agreed to use their reasonable endeavors to renegotiate, by no later than May 31, 2019, the terms of the transactions contemplated in the Framework Agreement, the characteristics of the transactions contemplated in the Framework Agreement and the terms of the related offshore drilling contracts. During this time, we are permitted to market our offshore drilling rigs subject to existing drilling contracts with Rosneft, enter into binding contracts with third parties in respect of those rigs, delay the mobilization of those rigs under the Rosneft contracts in order to comply with the terms of any contracts with third parties, delay the construction or delivery of any of those rigs, and extend the construction period or shipyard stay of any of those rigs.

In June 2015, the parties agreed to cancel any restrictions of business included in the terms of the Framework Agreement and replaced such restrictions with a requirement for us, subject to applicable law, to inform Rosneft of any material developments affecting us. We can provide no assurance that we will be able to reach an agreement with Rosneft by May 31, 2019. Even if an agreement is reached, the terms of such agreement may differ materially from the terms contemplated in the original Framework Agreement.

B.    Business Overview
We are an offshore drilling contractor focused on operations in the North Atlantic Region. While we currently operate exclusively offshore Norway and the United Kingdom, we intend to grow our position in the North Atlantic Region by continuing to provide excellent service to our customers with our modern, technologically advanced harsh environment fleet, together with our approximately 631 experienced and skilled employees. We contract our drilling units primarily on a dayrate basis for periods between one and five years to drill wells for our customers, typically oil super-majors and major integrated oil and gas companies, state-owned national oil companies and independent oil and gas companies.
Our drilling rigs are under contracts with major oil companies such as Statoil, ConocoPhillips and Nexen.

Restructuring Agreement and Bankruptcy Proceedings under Chapter 11
Over the past two years we, together with Seadrill, have been engaged in extensive discussions with our secured lenders and potential new money investors regarding the terms of a comprehensive restructuring. These discussions have also included an ad hoc committee of bondholders. The objectives of the restructuring are to build a bridge to a recovery and achieve a sustainable capital structure. Seadrill have proposed to achieve this by extending bank maturities, reducing fixed amortization, amending financial covenants and raising new capital.

On April 4, 2017 Seadrill reached an agreement with its banking group, including our secured lenders, to extend the comprehensive restructuring plan negotiating period until 31 July 2017. Further the related covenant amendments and waivers expiring on 30 June 2017 were extended to 30 September 2017 and lender consent was received to extend the maturity dates of certain facilities falling due within that period. This provided Seadrill and the Company additional time to advance ongoing negotiations regarding the terms of the comprehensive restructuring plan.

In July 2017, Seadrill reached an agreement with the bank group, including our secured lenders, to further extend the date by which a comprehensive restructuring plan must be agreed until September 12, 2017 providing an additional period for negotiations to continue over a comprehensive restructuring plan. We also extended the maturities of its $400 million credit facility and the $450 million credit facility provided to Seadrill Eminence Ltd to September 14, 2017.

The $440 million facility provided to Seadrill Eminence Ltd was further amended in August 2017 by way of a scheme of arrangement under section 99 of the Companies Act 1981 of Bermuda to align the maturity of the facility with that of (i) our $400 million credit facility and (ii) the revolving credit facility provided to NADL.

On September 12, 2017, we, together with Seadrill and certain of Seadrill’s consolidated subsidiaries (collectively, the Company Parties) entered into the RSA with the Consenting Stakeholders. Ship Finance International Limited and three of its subsidiaries, which charter three drilling units to the Company Parties, also executed the RSA. In connection with the RSA, the Company Parties entered into the Investment Agreement under which Hemen and a consortium of investors, including the bondholder parties to the RSA, committed to provide $1.06 billion in new cash commitments, subject to certain terms and conditions.

On September 12, 2017, to implement the transactions contemplated by the RSA and Investment Agreement, we, and the other Company Parties (collectively, the "Debtors") commenced prearranged Chapter 11 proceedings under the Bankruptcy Code in the Southern District of Texas [case number 17-60079]. During the course of the bankruptcy proceedings, the Debtors continue to operate their business as a debtor in possession.

On the Petition Date, the Bankruptcy Court issued certain additional customary interim and final orders with respect to the Debtors’ first day motions and other operating motions that allow the Debtors to operate their businesses in the ordinary course. The first-day motions provided for, among other things, the payment of certain pre-petition employee and retiree expenses and benefits, the use of the Debtors’ existing cash management system, the payment of certain pre-petition amounts to certain critical vendors, the ability to pay certain pre-petition taxes and regulatory fees, the payment of certain pre-petition claims owed on account of insurance policies and programs and authorizing the use of cash collateral.

Concurrent with the commencement of the prearranged reorganization proceedings in the Bankruptcy Court, Seadrill, NADL and Sevan (collectively, the “Bermuda Debtors”) commenced provisional liquidation proceedings pursuant to section 161 and 170 of the Bermuda Companies Act 1981 by presenting “winding up” petitions to the Bermuda Court. Upon the application of the Bermuda Debtors, the Bermuda Court appointed three joint provisional liquidators for each of the Bermuda Debtors. Under the order to appoint the joint provisional liquidators, the joint provisional liquidators’ powers are limited such that the Bermuda Debtors’ management team and boards of directors remain in control of the Bermuda Debtors’ day-to-day operations. Upon the appointment of the joint provisional liquidators in respect to each of the Bermuda Debtors, a statutory stay of proceedings in Bermuda against those three entities or their assets automatically arose. The next hearing in the Bermuda Court with respect to the “winding up” petitions was set for April 27, 2018. In addition to the statutory stay, as soon as practicable following the effective date (in accordance with the Plan of Reorganization), the provisional liquidators’ Bermuda law counsel, with the support of the Debtors, will apply for winding up orders in respect of each of the Bermuda Debtors. The join provisional liquidators will also seek formal recognition of the Confirmation Order from the United States Bankruptcy Court in Bermuda

On February 26, 2018 the Debtors filed a second amended joint Chapter 11 plan of reorganization, amended disclosure statement, amendment to the RSA, and amendment to the investment agreement. The amendments were the result of the Debtors reaching a global settlement with the Consenting Stakeholders and certain newbuild counterparties whereby certain creditor parties were included as Commitment Parties to the Investment Agreement, the size of the new cash infusion of the Investment Agreement increased from $1.06 billion to $1.08 billion, certain cash pools were established for the benefit of various creditor groups and also for the fees and expenses of their advisors, immediate cessation of all litigation and discovery efforts on the part of the creditor groups and committees was agreed, and a three month extension to the maturities of the senior credit facilities under the original terms of the RSA was agreed.

The RSA may be terminated upon the occurrence of certain events, including the failure to meet specified milestones relating to the filing, confirmation, and consummation of the Plan, among other requirements, and in the event of certain breaches by the parties under the RSA. The RSA is subject to termination if the effective date of the Plan has not occurred within 11 months of the Petition Date. As a result, there is no assurance the confirmation and effectiveness of the Plan contemplating the RSA will occur.

Plan of Reorganization
Consistent with the RSA, the Debtors filed a proposed plan of reorganization and disclosure statement with the Bankruptcy Court on September 12, 2017, as well as a disclosure statement relating to the proposed plan of reorganization.

Subsequent to September 12, 2017, the Debtors negotiated with its various creditors, including an ad hoc group of holders of unsecured bonds and ship yards with the Debtors had a contractual relationship to build new rigs. On February 26, 2018, the Debtors announced a global settlement with the Ad Hoc Group, the official committee of unsecured creditors and other major creditors in its Chapter 11 cases, including Samsung Heavy Industries Co., Ltd. and Daewoo Shipbuilding & Marine Engineering Co., Ltd., two of the Debtors’ newbuild shipyards, and an affiliate of Barclays Bank PLC, another holder of unsecured bonds. In connection with the global settlement, the Debtors entered into an amendment to the RSA and an amendment to the Investment Agreement. The amendments to the RSA and Investment Agreement provided for the inclusion of the Ad Hoc Group and Barclays into the Capital Commitment as Commitment Parties, increased recoveries for general unsecured creditors of Seadrill, NADL, and Sevan under the plan of reorganization, an agreement regarding the allowed claim of the newbuild shipyards and an immediate cessation of all litigation and discovery efforts in relation to the plan of reorganization.

The Investment Agreement, as amended, provides for certain milestones for the Debtors’ restructuring: (1) the Bankruptcy Court must enter an order confirming the Plan by June 9, 2018 and (2) the effective date of the Plan must occur within 90 days of the Confirmation Date and, in any event, no later than August 8, 2018.

In connection with the global settlement, on February 26, 2018, the Debtors filed a proposed Second Amended Joint Chapter 11 Plan of Reorganization with the Bankruptcy Court. On February 26, 2018, the Bankruptcy Court entered an order approving (i) the adequacy of the Disclosure Statement, (ii)

the solicitation and notice procedures with respect to confirmation of the Debtors’ proposed Plan, (iii) the rights offering procedures for the rights offerings contemplated by the Plan and (iv) other related matters. By the voting deadline of April 5, 2018, the Plan received approval from every single class of creditors and holders of interests entitled to vote, exceeding the required thresholds for acceptance of the Plan. The confirmation hearing for the Plan is currently scheduled for April 17, 2018. Assuming a confirmation of the Plan by the Bankruptcy Court, once each of the conditions precedent to the Plan’s effectiveness have been satisfied or waived, the Plan will become effective and each of the Debtors will emerge from the Chapter 11 proceedings.

The Plan provides for, among other things, that:

•	Seadrill Limited and North Atlantic Drilling Ltd will be dissolved under the laws of Bermuda following the confirmation of the Plan;

•	the Debtors will enter into amended senior credit facilities with its senior credit facility lenders;

•
holders of general unsecured claims will receive 15% of the common stock of Seadrill Limited’s successor, “New Seadrill” (such shares, “New Seadrill Common Shares”) (prior to dilution by the Primary Structuring Fee and the Employee Incentive Plan as defined below under “-Issuance and Distribution of the New Securities under the Plan and the Investment Agreement”);

•
the Debtors will conduct the rights offerings described below under “-Rights Offering,” with certain non-eligible holders of general unsecured claims entitled to participate pro rata in a $23 million cash recovery pool;

•
an additional $17 million in cash will be distributed to holders of general unsecured claims, other than claims held by the Commitment Parties as of September 12, 2017 or January 5, 2018, as applicable;

•	an additional $17 million in cash, less fees and expenses, will be distributed to the shipyards; and

•
if the general unsecured claims vote in favor of the Plan, holders of Seadrill’s existing equity will receive 2% of the New Seadrill Common Shares (prior to dilution by the Primary Structuring Fee and the Employee Incentive Plan defined below under “-Issuance and Distribution of the New Securities under the Plan and the Investment Agreement”).

Assuming that the Plan is confirmed and becomes effective, we expect our existing common stock will be cancelled on the effective date of the Plan, with no recoveries to holders of our common stock, and we will become a wholly owned subsidiary of Seadrill.

The RSA may be terminated upon the occurrence of certain events, including the failure to meet specified milestones relating to the filing, confirmation, and consummation of the Plan, among other requirements, and in the event of certain breaches by the parties under the RSA. The Restructuring Support Agreement is subject to termination if the effective date of the Plan has not occurred within 11 months of the Petition Date. As a result, there is no assurance the confirmation and effectiveness of the Plan contemplating the RSA will occur.

Rights Offerings

Pursuant to the Plan and an order of the Bankruptcy Court approving the rights offering procedures, eligible holders in certain classes of general unsecured claims against the Debtors will be offered the right to participate in (i) a rights offering (the “Notes Rights Offering”) of up to $119.1 million in aggregate principal amount of new secured notes (“New Secured Notes”) to be issued by a subsidiary of New Seadrill (“NSNCo”) and a corresponding pro rata portion of 57.5% of New Seadrill Common Shares issued to holders who participate in the Notes Rights Offering and (ii) a rights offering of up to $48.1 million in value of New Seadrill Common Shares (the “Equity Rights Offering”). The New Secured Notes and the New Seadrill Common Shares to be acquired by the Commitment Parties under the Investment Agreement will be reduced to the extent the rights are exercised in each of the Notes Rights Offering and the Equity Rights Offering. The Commitment Parties will not participate in either the Notes Rights Offering or the Equity Rights Offering in accordance with the terms of the Investment Agreement.

Issuance and Distribution of the New Securities under the Plan and the Investment Agreement

Subject to the terms and conditions of the Plan and the Investment Agreement, on the Effective Date, (i) NSNCo will issue approximately $880 million in principal amount of New Secured Notes; and (ii) New Seadrill expects to issue:

•
up to 25% of the New Seadrill Common Shares (prior to dilution by the Primary Structuring Fee and the Employee Incentive Plan), plus any excess New Seadrill Common Shares, in exchange for $200 million paid in cash by the Commitment Parties to the Investment Agreement, which amount paid by the Commitment Parties will be reduced by an amount up to $48.1 million paid by participants in the Equity Rights Offering;

•
up to 57.5% of the New Seadrill Common Shares (prior to dilution by the Primary Structuring Fee and the Employee Incentive Plan) to the purchasers of the New Secured Notes, which will include the Commitment Parties and the participants in the Notes Rights Offering, on a pro rata basis in accordance with the amount of New Secured Notes issued to such purchasers;

•	(i) 5% of the New Seadrill Common Shares (prior to dilution by the Employee Incentive Plan) to Hemen on account of a primary structuring fee (the “Primary Structuring Fee”) and (ii) 0.5%

•
of the New Seadrill Common Shares to certain other Commitment Parties (prior to dilution by the Primary Structuring Fee and the Employee Incentive Plan) on a pro rata basis in accordance with each such Commitment Party’s respective equity commitment percentage.

Subject to the conditions of the Investment Agreement, the Commitment Parties agreed to purchase the full principal amount of the New Secured Notes and the associated 57.5% of the New Seadrill Common Shares (prior to dilution by the Primary Structuring Fee and the Employee Incentive Plan) for $880 million in cash, less the principal amount purchased by participants in the Notes Rights Offering.

On the Effective Date, an employee incentive plan will be implemented by New Seadrill (the “Employee Incentive Plan”) which will (a) reserve an aggregate of 10% of the New Seadrill Common Shares, on a fully diluted, fully distributed basis, for grants made from time to time to employees of New Seadrill; and (b) otherwise contain terms and conditions (including with respect to participants, allocation, structure, and timing of issuance) generally consistent with those prevailing in the market at the discretion of the board of directors of New Seadrill.

Assuming that the Plan is confirmed and becomes effective, we expect our existing common stock will be cancelled on the effective date of the Plan, with no recoveries to holders of our common stock, and we will become a wholly owned subsidiary of Seadrill.

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

The Global Fleet of Drilling Units
The global fleet of offshore drilling units consists of drillships, semi-submersible rigs, jack-up rigs and tender rigs. Currently, the existing worldwide fleet totals 816 units including 116 drillships, 144 semi-submersible rigs, 526 jack-up rigs and 30 tender rigs. In addition, there are 28 drillships, 14 semi-submersible rigs, 90 jack-up rigs and 6 tender rigs under construction. The water depth capabilities vary depending on type and design of the rigs. Jack-up rigs normally work in water depths up to 450ft while semi-submersible rigs and drillships can work in water depths up to 12,000ft. Tender rigs work in water depths up to 410ft for tender barges and up to 6,000ft for semi-tenders. All offshore rigs are capable of working in benign environment, but there are certain additional requirements for rigs to operate in harsh environments due to extreme marine and environmental conditions. The number of rigs outfitted for such operations are limited, and the present number of rigs operating in harsh environments in Norway and the United Kingdom total 54 rigs, of which there are 37 floaters and 17 jack-ups.

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

Our contract backlog includes firm commitments only, which are represented by signed drilling contracts. As of March 31, 2018, our contract backlog was approximately $1,533 million, and was attributable to revenues we expect to generate from all of our drilling rigs. We calculate our contract backlog by multiplying the contractual dayrate by the minimum expected number of days committed under the contracts (excluding options to extend), assuming full utilization. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the table below due to, for example, shipyard and maintenance projects, downtime and other factors that result in lower revenues than our average contract backlog per day.

The actual amount of revenues earned may also fluctuate due to parts of the dayrates being received in Norwegian kroner. Approximately 20% to 50% of the dayrates are payable in Norwegian kroner, which approximately corresponds to the amount of operational expenses paid in Norwegian kroner. As a result, our net operational profit measured in U.S. dollars is minimally affected by currency fluctuations on a historical basis even though operational expenses and revenues may be affected individually. Norwegian kroner elements of future contract revenue and dayrate information provided throughout this annual report have been converted into U.S. dollars using an exchange rate of USD $1 to NOK8.21, as of December 31, 2017. In addition, we may enter into drilling contracts that contain bonus payments in excess of the stated dayrate if we meet certain agreed operational objectives under the applicable contract.

The firm commitments that comprise our contract backlog as of March 31, 2018 are as follows.

Drilling Rig	Contracted Location	Customer	Contractual Daily Rate $'000s	Contract Start Date	Earliest Expiration Date
West Alpha	Norway	Available (4)	$—	—	—
West Elara	Norway	ConocoPhillips (1)	$95	March 4, 2018	August 31, 2018
			$195	August 31, 2018	March 31, 2020
			market rate including agreed percentage discount	April 1, 2020	September 30, 2027
West Epsilon	Norway	Available (3), (4)	$—	—	—
West Linus	Norway	ConocoPhillips (2)	$205	April 1, 2018	May 25, 2019
			market rate including agreed percentage discount	June 1, 2019	December 31, 2028
West Navigator	Norway	Available (4)	$—	—	—
West Phoenix	UK	Total	$140	May 1, 2018	July 5, 2018
		Nexen	$267	January 1, 2020	October 27, 2020
West Venture	Norway	Available (4)	$—	—	—

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

(1)
The West Elara contract with ConocoPhillips is expected to commence in August 2018 and includes a period of fixed dayrates until March 2020 and contributes approximately $113 million of contract backlog. A market indexed rate is applicable thereafter until September 2027, which we believe will contribute an estimated $530 million of contract backlog.

(2)
The West Linus contract with ConocoPhillips has been extended from May 2019 until the end of 2028 at a market indexed dayrate, which we believe will contribute an estimated $677 million of contract backlog. As part of the agreement, we have agreed to a dayrate adjustment on the existing West Linus contract effective from April 2017, resulting in an approximate $58 million reduction in current backlog.

(3)
In September 2016, we received a notice of termination from Statoil for the West Epsilon drilling contract. Pursuant to the termination provisions in the contract, we received a lump sum payment of approximately $11 million.

(4)	The West Alpha, West Epsilon, West Navigator, and West Venture are currently cold stacked.

Customers
Our customers are oil and gas exploration and production companies, including major integrated oil companies, independent oil and gas producers and government-owned oil and gas companies. The table below shows the percentage of our consolidated revenues attributable from each customer, including certain of their subsidiaries, for the years ended December 31, 2017, 2016 and 2015:

Contract revenue split by client:	Year ended December 31,
	2017	2016	2015
Statoil	32%	40%	44%
ExxonMobil	—%	25%	25%
Conoco Phillips	49%	25%	18%
Total	8%	10%	13%
Nexen	11%	—%	—%
Total	100%	100%	100%

Our contract backlog, as of March 31, 2018, totaled approximately $1.5 billion. Of the total contract backlog, $0.1 billion is attributable to our semi-submersible rigs and drillships and $1.4 billion attributable to our jack-up units. We expect approximately $0.03 billion of our contract backlog to be realized in the remainder of 2018. Contract backlog for our drilling fleet is calculated as the contract dayrate multiplied by the number of days remaining on the contract, assuming full utilization. Contract backlog excludes revenues for mobilization and demobilization, contract preparation, and customer reimbursables.  The amount of actual revenues earned and the actual periods during which revenues are earned will be different from the backlog projections due to various factors.  Downtime, caused by unscheduled repairs, maintenance, weather and other operating factors, may result in lower applicable dayrates than the full contractual operating dayrate.

All of our drilling contracts have fixed terms, but may be terminated early due to certain events or we may be unable to realize revenue under these contracts in the event of unanticipated developments, such as the deterioration in the general business or financial condition of a customer, resulting in its inability to meet its obligations under our contracts.

In light of the current environment, we are encountering and may in the future encounter situations where counterparties request relief to contracted dayrates or seek early contract termination. In the event of early termination for the customer's convenience, an early termination amount is typically payable to us, in accordance with the terms of the drilling agreement. While we are confident that our contract terms are enforceable, we may be willing to engage in discussions to modify such contracts if there is a commercial agreement that is beneficial to both parties. Please refer to “Item 3. Key Information-D. Risk Factors-Our customers may seek to cancel or renegotiate their contracts to include unfavorable terms such as unprofitable rates, particularly in the circumstance that operations are suspended or interrupted” and “-Our contract backlog for our fleet of drilling units may not be realized.”

Competition
The offshore drilling industry is highly competitive, with market participants ranging from large multinational companies to smaller companies with fewer than five drilling rigs.

The demand for offshore drilling services is driven by oil and gas companies’ exploration and development drilling programs. These drilling programs are affected by oil and gas companies’ expectations regarding oil and gas prices, anticipated production levels, worldwide demand for oil and gas products, the availability of quality drilling prospects, exploration success, availability of qualified rigs and operating personnel, relative production costs, availability and lead time requirements for drilling and production equipment, the stage of reservoir development and political and regulatory environments. Oil and gas prices are volatile, which has historically led to significant fluctuations in expenditures by our customers for drilling services. Variations in market conditions during cycles impact us in different ways, depending primarily on the length of drilling contracts in different regions. For example, contracts in shallow waters for jack-up rig activities are shorter term, so a deterioration or improvement in market conditions for such units tends to quickly impact revenues and cash flows from those operations. On the other hand, contracts in deepwater for semi-submersible rigs and drillships tend to be longer term, so a change in market conditions tends to have a more delayed impact. Accordingly, short-term changes in these markets may have a minimal short-term impact on revenues and cash flows, unless the timing of contract renewals coincides with short-term movements in the market.

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

International Maritime Regimes
Applicable international maritime regime requirements include, but are not limited to, the International Convention for the Prevention of Pollution from Ships (“MARPOL”), the International Convention on Civil Liability for Oil Pollution Damage of 1969 (the “CLC”), the International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001 (ratified in 2008), or the Bunker Convention, the International Convention for the Safety of Life at Sea of 1974 (“SOLAS”), the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, MODU Code, and the International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004 (the “BWM Convention”).  These various conventions regulate air emissions and other discharges to the environment from our drilling units worldwide, and we may incur costs to comply with these regimes and continue to comply with these regimes as they may be amended in the future. In addition, these conventions impose liability for certain discharges, including strict liability in some cases. See Item 3 “Key Information -- D. Risk Factors - Risks Relating to Our Company and Industry - We are subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business.”

Annex VI to MARPOL sets limits on sulfur dioxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances. Annex VI applies to all ships and, among other things, imposes a global cap on the sulfur content of fuel oil and allows for specialized areas to be established internationally with even more stringent controls on sulfur emissions. For vessels 400 gross tons and greater, platforms and drilling rigs, Annex VI imposes various survey and certification requirements. Moreover, recent amendments to Annex VI require the imposition of progressively stricter limitations on sulfur emissions from ships. Since January 1, 2015, these limitations have required that fuels of vessels in covered Emission Control Areas (“ECAs”) contain no more than 0.1% sulfur, including the Baltic Sea, North Sea, North America and United States Sea ECAs. For non-ECA areas, the sulfur limit in marine fuel is currently capped at 3.5%, which will then decrease to 0.5% on January 1, 2020 subject to a feasibility review. The amendments also establish new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. All of our rigs are in compliance with these requirements.

The BWM Convention calls for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with a requirement for mandatory ballast water treatment. The BWM Convention entered into force on September 8, 2017. Under its requirements, for units with ballast water capacity more than 5,000 cubic meters that were constructed in 2011 or before, only ballast water treatment will be accepted by the BWM Convention. All our units considered in operational status are in full compliance with the staged implementation of the BWM Convention by International Maritime Organization guidelines.

Environmental Laws and Regulations
Applicable environmental laws and regulations include the U.S. Oil Pollution Act of 1990, ("OPA"), the Comprehensive Environmental Response, Compensation and Liability Act, ("CERCLA"), the U.S. Clean Water Act, ("CWA"), the U.S. Clean Air Act, ("CAA"), the U.S. Outer Continental Shelf Lands Act ("OCSLA"), the U.S. Maritime Transportation Security Act of 2002, (“MTSA"), European Union regulations, including the EU Directive 2013/30 on the Safety of Offshore Oil and Gas Operations, and Brazil’s National Environmental Policy Law (6938/81), Environmental Crimes Law (9605/98) and Federal Law (9966/2000) relating to pollution in Brazilian waters. These laws govern the discharge of materials into the environment or otherwise relate to environmental protection. In certain circumstances, these laws may impose strict liability, rendering us liable for environmental and natural resource damages without regard to negligence or fault on our part. Implementation of new environmental laws or regulations that may apply to ultra-deepwater drilling units may subject us to increased costs or limit the operational capabilities of our drilling units and could materially and adversely affect our operations and financial condition. See Item 3 “Key Information - D. Risk Factors - Risks Relating to Our Company and Industry - We are subject to complex environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business.”

Safety Requirements
Our operations are subject to special safety regulations relating to drilling and to the oil and gas industry in many of the countries where we operate. The United States undertook substantial revision of the safety regulations applicable to our industry following the 2010 Deepwater Horizon incident, in which we were not involved, that led to the Macondo well blow out situation. Other countries are also undertaking a review of their safety regulations related to our industry. These safety regulations may impact our operations and financial results by adding to the costs of exploring for, developing and producing oil and gas in offshore settings. For instance, in April 2016, the U.S. Department of the Interior’s Bureau of Safety and Environmental Enforcement (“BSEE”) published a final rule that sets more stringent design requirements and operational procedures for critical well control equipment used in offshore oil and gas drilling. The rule adds new requirements and amends existing ones to, among other things, set new baseline standards for the design, manufacture, inspection, repair and maintenance of blow-out preventers and the use of double shear rams. The rule contains a number of other requirements, including third-party verification and certifications, real-time monitoring of deepwater and certain other activities, and sets criteria for safe drilling margins. In December 2017, BSEE proposed to revise or eliminate certain of the requirements under the rule. To the extent these requirements remain in effect, they are likely to increase the costs of our operations and may lead our customers to not pursue certain offshore opportunities because of the increased costs, delays and regulatory risks. In July 2016, U.S. Department of the Interior’s Bureau of Ocean Energy Management (“BOEM”) issued a final Notice to Lessees and Operators substantially revising and making more stringent supplemental bonding procedures for the decommissioning of offshore wells, platforms, pipelines, and other facilities. In June 2017, BOEM announced that the implementation timeline would be extended, except in circumstances where there is a substantial risk of nonperformance of such obligations. In addition, in December 2015, BSEE announced that it is launching a pilot risk-based inspection program for offshore facilities. New requirements resulting from the program may cause us to incur costs and may result in additional downtime for our drilling units in the U.S. Gulf of Mexico. Also, if material spill events similar to the Deepwater Horizon incident were to occur in the future, the United States or other countries could elect to again issue directives to temporarily cease drilling activities and, in any event, may from time to time issue additional safety and environmental laws and regulations regarding offshore oil and gas exploration and development. The EU has also undertaken a significant revision of its safety requirements for offshore oil and gas activity through the issuance of the EU Directive 2013/30 on the Safety of Offshore Oil and Gas Operations.

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

Other Laws and Regulations
In addition to the requirements described above, our international operations in the offshore drilling segment are subject to various other international conventions and laws and regulations in countries in which we operate, including laws and regulations relating to the importation of and operation of drilling units and equipment, currency conversions and repatriation, oil and gas exploration and development, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors and duties on the importation and exportation of drilling units and other equipment. There is no assurance that compliance with current laws and regulations or amended or newly adopted laws and regulations can be maintained in the future or that future expenditures required to comply with all such laws and regulations in the future will not be material.
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

b) Loss of Hire Insurance
Seadrill purchases insurance to cover for loss of revenue in the event of extensive downtime caused by physical damage to its drilling rigs, where such damage is covered under Seadrill’s physical damage insurance, and charges us for the cost related to our fleet. We retain the risk related to loss of hire during the initial 60 days after the occurrence of physical damage. Thereafter, insurance policies according to which we are compensated for loss of revenue are limited to 210 days per event and aggregated per year. The daily indemnity will vary from 75% to 100% of the contracted dayrate. We retain the risk that the repair of physical damage takes longer than the total number of days in the loss of hire policy.

c) Protection and Indemnity Insurance
Seadrill purchases protection and indemnity insurance and excess liability for personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling rigs to cover claims of up to $500 million per event and in aggregate. In the event of no drilling activities, the excess liability insurance is suspended and therefore the limit is reduced from $500 million to $350 million. We retain the risk for the deductible of up to $25,000 per occurrence relating to protection and indemnity insurance.

C.     Organizational Structure
North Atlantic Drilling Ltd. is a company organized under the laws of Bermuda. We are a majority owned subsidiary of Seadrill, which owns approximately 70.4% of our outstanding common shares as of the date of this annual report. We own our drilling rigs through separate wholly-owned subsidiaries that are incorporated in Bermuda. If the Plan is confirmed and becomes effective, we expect we will become a wholly owned subsidiary of Seadrill.
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

In December 2015, we agreed with Jurong Shipyard ("Jurong") to defer delivery of the semi-submersible drilling unit, the West Rigel, to June 2, 2016, and subsequently to July 6, 2018. At the end of the deferral period, if we have not secured acceptable employment for the rig, it will be sold into a joint asset holding company with Jurong, to be owned 23% by us and 77% by Jurong. On December 26, 2017, Jurong announced that a sale agreement, subject to conditions, had been signed for West Rigel. As the agreement is pursuant to conditions being met, we will continue to hold the asset within "Non-current assets held for sale".

ITEM 4A.    UNRESOLVED STAFF COMMENTS
None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following presentation of management’s discussion and analysis of results of operations and financial condition should be read in conjunction with our consolidated financial statements and accompanying Notes thereto, included herein. You should also carefully read the following discussion with the sections of this annual report entitled “Cautionary Statements Regarding Forward-Looking Statements”, “Item 3. Key Information—A. Selected Financial Data,” “Item 3. Key Information—D. Risk Factors” and “Item 4. Information on the Company.” Our consolidated financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars unless otherwise indicated. We refer you to the notes to our Consolidated Financial Statements for a discussion of the basis on which our Consolidated Financial Statements are prepared, and we draw your attention to the statement regarding going concern as described in Note 1 "General information".

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

Restructuring Agreement and Bankruptcy Proceedings under Chapter 11
On September 12, 2017, we, along with our parent company Seadrill and the other Company Parties, entered into the RSA with the Consenting Stakeholders. In connection with the amendment to the RSA on February 26, 2018, the Company Parties, entered into the investment agreement under which the Commitment Parties committed to provide $1.08 billion in new cash commitments, subject to certain terms and conditions. To implement the transactions contemplated by the RSA and Investment Agreement, the Debtors commenced prearranged Chapter 11 proceedings under the Bankruptcy Code in the Southern District of Texas.

As described in Item 3D, upon the filing of voluntary petitions to restructure under the protections Chapter 11 of the Bankruptcy Code, we operate the business as debtors-in-possession under supervision of the Bankruptcy Court. Debtors-in-possession status requires that we obtain approval of the Bankruptcy Court with respect to our business, and in some cases, the Consenting Stakeholders under the terms of the RSA and the Commitment Parties under the terms of the Investment Agreement, prior to engaging in certain activities or transactions. Accordingly, ultimate discretion of many operational and non-routine activities is subject to final supervision of the Bankruptcy Court and does not reside in solely with management.

For periods subsequent to filing for bankruptcy, we have prepared our consolidated financial statement in accordance with Accounting Standards Codification 852, Reorganizations ("ASC 852"). ASC 852 requires that the financial statements distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, professional fees incurred in the Chapter 11 Cases have been recorded in a reorganization line item on the consolidated statements of operations. In addition, ASC 852 provides for changes in the accounting and presentation of significant items on the consolidated balance sheets, particularly liabilities. Pre-petition obligations that may be impacted by the Chapter 11 reorganization process have been classified on the consolidated balance sheets in liabilities subject to compromise. These liabilities are reported at the amounts expected to be allowed by the Bankruptcy Court, even if they may be settled for lesser amounts. Please see "Note 1 - General information - Basis of Preparation" and "Note 3 - Chapter 11 Proceedings" for further information.

Please see "Item 4. Information on the company - B. Business Overview - Restructuring Agreement and Bankruptcy Proceedings under Chapter 11" for information on the Restructuring Agreement and Bankruptcy Proceedings.

Our Fleet
For certain information regarding our drilling units, please see “Item 4. Information on the Company—D. Property, Plants and Equipment—Our Fleet.”

Factors Affecting our Results of Operations
The principal factors that we believe have affected our results and are expected to affect our future results of operations and financial position include:

•	our ability to successfully employ our drilling units at economically attractive dayrates as long-term contracts expire or are otherwise terminated;

•	the ability to maintain good relationships with our existing customers and to increase the number of customer relationships;

•	the number and availability of our drilling units,

•	fluctuations and current decline in the price of oil and gas, which influence the demand for offshore drilling services;

•	the effective and efficient technical management of our drilling units;

•	our ability to obtain and maintain major oil and gas company approvals and to satisfy their quality, technical, health, safety and compliance standards;

•	economic, regulatory, political and governmental conditions that affect the offshore drilling industry;

•	accidents, natural disasters, adverse weather, equipment failure or other events outside of its control that may result in downtime;

•	mark-to-market changes in interest rate swaps;

•	foreign currency exchange gains and losses;

•	increases in crewing and insurance costs and other operating costs;

•	the level of debt and the related interest expense and amortization of principal;

•	the impairment of goodwill, investments, drilling units and other assets;

•	our restructuring process and the potential future implementation of fresh start accounting on emergence from Chapter 11;

•	gains on disposals of assets;

•	interest and other financial items; and

•	tax expenses.

Please see “Item 3. Key Information—D. Risk Factors” for a discussion of certain risks inherent in our business.

Important Financial Terms and Concepts

Contract revenues
In general, we contract our drilling units to oil and gas companies to provide offshore drilling services at an agreed dayrate for a specified contact term. Dayrates can vary, depending on the type of drilling unit and its capabilities, contract length, geographical location, operating expenses, taxes and other factors such as prevailing economic conditions. We do not provide "turnkey" or other risk-based drilling services to the customer. Instead, we provide a drilling unit and rig crews and charge the customer a fixed amount per day regardless of the number of days needed to drill the well. The customer bears substantially all the ancillary costs of constructing the well and supporting drilling operations, as well as most of the economic risk relative to the success of the well.

Where operations are interrupted or restricted due to equipment breakdown or operational failures, we do not generally receive dayrate compensation for the period of the interruption in excess of contractual allowances. Furthermore, the dayrate we receive can be reduced in instances of interrupted or suspended service due to, among other things, repairs, upgrades, weather, maintenance, force majeure or requested suspension of services by the customer and other operating factors.

However, contracts normally allow for compensation when factors beyond our control, including weather conditions, influence the drilling operations and, in some cases, for compensation when we perform planned maintenance activities. In some of our contracts, we are entitled to cost escalation to compensate for industry specific cost increases as reflected in publicly available cost indexes.

We may receive lump sum or dayrate based fees for the mobilization of equipment and personnel or for capital additions and upgrades prior to the start of drilling services. In some cases, we may also receive lump sum or dayrate based fees for demobilization upon completion of a drilling contract. We recognize revenue for mobilization, capital upgrades and non-contingent demobilization fees on a straight-line basis over the expected contract term. We recognize revenue for contingent demobilization fees as earned upon completion of the contract.

Our contracts may generally be terminated by the customer in the event the drilling unit is destroyed or lost or if drilling operations are suspended for an extended period because of a breakdown of major rig equipment, "force majeure" or upon the occurrence of other specified conditions. Some contracts include provisions that allow the customer to terminate the contract without cause for a specified early termination fee.

A drilling unit may be "stacked" if it has no contract in place. Drilling units may be either warm stacked or cold stacked. When a rig is warm stacked, the rig is idle but can deploy quickly if an operator requires its services. Cold stacking a rig involves reducing the crew to either zero or just a few key individuals and storing the rig in a harbor, shipyard or designated area offshore.

In certain countries, taxes such as sales, use, value-added, gross receipts and excise may be assessed by the local government on our revenues. We record tax-assessed revenue transactions on a net basis in the consolidated statement of income.

Other revenues
Other revenues include amounts recognized as early termination fees under the drilling contracts that have been terminated prior to the contract end date. Contract termination fees are recognized as and when any contingencies or uncertainties associated with our right to receive are resolved.

Economic Utilization
Economic utilization is calculated as the total revenue, excluding bonuses, received divided by the full operating dayrate multiplied by the number of days on contract in the period.

If a drilling unit earns its full operating dayrate throughout a reporting period its economic utilization would be 100%. However, there are many situations that give rise to a dayrate being earned that is less than the contractual operating rate. In such instances economic utilization reduces below 100%.
Examples of situations where the drilling unit would operate at reduced operating dayrates, include, among others, a standby rate, where the rig is prevented from commencing operations for reasons such as bad weather, waiting for customer orders, waiting on other contractors; a moving rate, where the drilling unit is in transit between locations; a reduced performance rate in the event of major equipment failure; or a force majeure rate in the event of a force majeure that causes the suspension of operations. In addition, the drilling unit could operate at a zero rate in the event of a shutdown of operations for repairs where the general repair allowance has been exhausted or for any period of force majeure in excess of a specific number of days allowed under a drilling contract.

Reimbursable Revenues and Expenses
Reimbursable revenues are revenues that constitute reimbursements from our customers for reimbursable expenses. Reimbursable expenses are expenses we incur on behalf, and at the request, of customers, and include provision of supplies, personnel and other services that are not covered under the drilling contract.

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

•
Vessel and rig operating expenses are costs associated with operating a drilling unit that is either in operation or stacked. This includes the personnel costs of offshore crews, running costs of the rigs, expenditures for repairs and maintenance activities and costs for onshore personnel that provide operational support to the rigs.

•
Amortization of favorable contracts is amortization expense for acquired drilling contracts with above market rates. Where we acquire an in-progress drilling contract at above market rates through a business combination we record an intangible asset equal to its fair value on the date of acquisition. The asset is then amortized on a straight-line basis over its estimated remaining contract term.

•
Loss on impairment of goodwill and drilling units is based on management’s review of these assets for impairment, which is done at least once each year or more often if there are factors indicating that it is more likely than not that the fair value of these assets will be lower than their respective carrying value. Please see “-Critical Accounting Estimates” below for further information.

•
Depreciation and amortization costs are based on the historical cost of our drilling units. Drilling units are recorded at historical cost less accumulated depreciation. The cost of these assets less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated economic useful life of our rigs, when new, is 30 years. Costs related to periodic surveys and other major maintenance projects are capitalized as part of drilling units and amortized over the anticipated period covered by the survey or maintenance project, which is up to five years. These costs are primarily shipyard costs and the cost of employees directly involved in the work. Amortization costs for periodic surveys and other major maintenance projects are included in depreciation and amortization expense.

•
General and administrative expenses include the costs of our corporate and regional offices in various locations, legal and professional fees, property cost as well as the remuneration and other compensation of our officers, directors and employees engaged in the management and administration of our Company.

Financial items and other income/expense
Our financial items and other income/expense consist primarily of interest income, interest expense, gain/loss on derivative financial instruments, foreign exchange gain/loss and other non-operating income or expenses.

•
The amount of interest expense recognized depends on the overall level of debt we have incurred and prevailing interest rates for our agreements. However, overall interest expense may be reduced as a consequence of capitalization of interest expense relating to drilling units under construction. The filing of the bankruptcy petition constituted an event of default with respect to our existing debt obligations. Accordingly, our pre-petition secured and unsecured indebtedness became immediately due and payable and any efforts to enforce such payment obligations are automatically stayed as a result of Chapter 11 cases. Please see "Note 3 Chapter 11 Proceedings - Interest Expense" for further information.

•
Gains/losses recognized on derivative financial instruments reflect various mark-to-market adjustments to the value of our interest rate and forward currency swap agreements and other derivative financial instruments, and the net settlement amount paid or received on swap agreements. Any related changes in fair value as a result of changes in our own and counterparty credit risk may have a significant impact on our results of operations and financial position.

•	Foreign exchange gains/losses recognized generally relate to transactions and revaluation of balances carried in currencies other than the U.S. dollar.

•
"Reorganization items, net" included in the Consolidated Statement of operations includes income, expenses and gains and losses directly associated with reorganization proceedings and include; professional fees directly associated with the Chapter 11 proceedings, unamortized debt issuance costs written off, gains/losses on pre-petition allowable claims and interest income on surplus cash.

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

Drilling Units
The carrying amount of our drilling units is subject to various estimates, assumptions, and judgments related to capitalized costs, useful lives and residual values and impairments. At December 31, 2017 and 2016, the carrying amount of our drilling units was $2.3 billion and $2.5 billion, representing 89% and 87% of our total assets, respectively.

Rigs, vessels and related equipment are recorded at historical cost less accumulated depreciation. The cost of these assets less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated economic useful life of our semi-submersible drilling rigs, drillships and tender rigs, when new, is 30 years.

Significant investments are capitalized and depreciated in accordance with the nature of the investment. Significant investments that are deemed to increase an asset’s value for its remaining useful life are capitalized and depreciated over the remaining life of the asset.

We determine the carrying value of our assets based on policies that incorporate estimates, assumptions and judgments relative to the carrying value, remaining useful lives and residual values. These assumptions and judgments reflect both historical experience and expectations regarding future operations, utilization and performance. The use of different estimates, assumptions and judgments in establishing estimated useful lives and residual values could result in significantly different carrying values for our drilling units which could materially affect our results of operations.

The useful lives of rigs and related equipment are difficult to estimate due to a variety of factors, including technological advances that impact the methods or cost of oil and gas exploration and development, changes in market or economic conditions and changes in laws or regulations affecting the drilling industry. We re-evaluate the remaining useful lives of our drilling units as and when events occur which may directly impact our assessment of their remaining useful lives. This includes changes the operating condition or functional capability of our rigs as well as market and economic factors.

The carrying values of our long-lived assets, such as our drilling units, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. We first assess recoverability of the carrying value of the asset by estimating the undiscounted future net cash flows expected to result from the asset, including eventual disposition. If the undiscounted future net cash flows are less than the carrying value of the asset, an impairment is made to the market value or to the discounted future net cash flows. In general, impairment analyses are based on expected costs, utilization and dayrates for the estimated remaining useful lives of the asset or group of assets being assessed. An impairment loss is recorded in the period in which it is determined that the aggregate carrying amount is not recoverable. Asset impairment evaluations are, by nature, highly subjective. They involve expectations about future cash flows generated by our assets, and reflect management’s assumptions and judgments regarding future industry conditions and their effect on future utilization levels, dayrates and costs. The use of different estimates and assumptions could result in significantly different carrying values of our assets and could materially affect our results of operations.

During the years ended December 31, 2017, 2016 and 2015 we identified indicators that the carrying value of our drilling units may not be recoverable. Market indicators included the reduction in new contract opportunities, fall in market dayrate and contract terminations. We assessed recoverability of our drilling units by first evaluating the estimated undiscounted future net cash flows based on projected dayrates and utilizations of the units. The estimated undiscounted future net cash flows were found to be greater than the carrying value of our drilling units, with sufficient headroom. As a result, we did not need to proceed to assess the discounted cash flows of our drilling units, and no impairment charges were recorded.

With regard to older drilling units which have relatively short remaining estimate useful lives, the results of impairment tests are particularly sensitive to management’s assumptions. These assumptions include the likelihood of the unit obtaining a contract upon the expiration of any current contract, and our intention for the drilling unit should no contract be obtained, including warm/cold stacking or scrapping. The use of different assumptions in the future could potentially result in an impairment of drilling units, which could materially affect our results of operations. If market supply and demand conditions in the ultra-deepwater offshore drilling sector do not improve it is likely that we will be required to impair certain drilling units.

Financial Instruments - Derivative valuations
The filing for Chapter 11 triggered an event of default under our derivative agreements, and therefore our interest rate and cross-currency interest rate swaps are now held at a terminated value. As such, any credit risk adjustment on these arrangements were taken to the Consolidated Statement of Operations within "Reorganization Items, net". Please refer to Note 22 "Risk management and financial instruments" for further information on the derivatives valuations and impact of Chapter 11 filing.

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

Recently Adopted and Issued Accounting Standards

Please see "Note 2–Accounting Policies" of our consolidated financial statements included herein, for a list of recently issued and adopted accounting standards, which may impact our consolidated financial statements and related disclosures when adopted.

A.    Results of Operations

Fiscal Year Ended December 31, 2017 compared to Fiscal Year Ended December 31, 2016
The following table sets forth our operating results for the years ended December 31, 2017 and 2016.

(In millions of U.S. dollars)	Year ended December 31, 2017	Year ended December 31, 2016	Change
Total operating revenues	257.5	534.7	(51.8)%
(Loss)/gain on disposal	(4.6)	2.4	(291.7)%
Total operating expenses	(385.9)	(446.3)	(13.5)%
Operating income	(133.0)	90.8	(246.5)%
Interest expense	(81.5)	(106.0)	(23.1)%
Other financial items	(78.2)	(15.0)	421.3%
Loss before taxes	(292.7)	(30.2)	869.2%
Income taxes	6.3	(22.2)	(118.0)%
Net loss	(286.4)	(52.4)	446.6%

Total operating revenues
The following table sets forth our operating revenues for the years ended December 31, 2017 and 2016.

(In millions of U.S. dollars)	Year ended December 31, 2017	Year ended December 31, 2016	Decrease
Total operating revenues	257.5	534.7	(51.8)%

Total operating revenues for the year ended December 31, 2017 was $257.5 million, compared to $534.7 million for the year ended December 31, 2016. Total operating revenues are predominantly contract revenues with additional amounts of reimbursable and related party revenue and other revenue. The decrease in total operating revenues compared to 2016 was primarily driven by an increase in the number of idle rigs and reductions in certain operating dayrates.

We also recognized a loss of $4.6 million for the year ended December 31, 2017 ($2.4 million gain in 2016), as a result of a write-off of spare parts. The West Rigel has been classified as held for sale since 2015. On 5 April 2018, Seadrill entered into a settlement and release agreement, subject to Bankruptcy Court approval, with Jurong Shipyard (“Jurong”) in respect of the West Rigel whereby Seadrill agreed that the share of sale proceeds from the sale of the West Rigel by Jurong would be $126 million. The Company considers this agreement provides additional evidence of the value of the asset held for sale at December 31, 2017, and has therefore reflected the agreed share of sales proceeds in the value of the asset held for sale at the balance sheet date. This resulted in an additional $2 million loss on disposal being recognized for the year ended December 31, 2017.

Total operating expenses
The following table sets forth our operating expenses for the years ended December 31, 2017 and 2016:

(In millions of U.S. dollars)	Year ended December 31, 2017	Year ended December 31, 2016	Decrease
Total operating expenses	(385.9)	(446.3)	(13.5)%

Total operating expenses for the year ended December 31, 2017 was $385.9 million, compared to $446.3 million for the year ended December 31, 2016. Total operating expenses consist of vessel and rig operating expenses, depreciation and amortization, impairment charges, general and administrative expenses and reimbursable expenses. Vessel and rig operating expenses decreased by $58.6 million, primarily because of a reduced number of drilling units in operation in 2017 as compared to 2016.

Interest expense
Interest expense for the year ended December 31, 2017 was $81.5 million, compared to $106.0 million for the year ended December 31, 2016. The decrease is mainly due to post-petition contractual interest expenses related to debt held as subject to compromise which have not been recognized in the Consolidated Statement of Operations, but instead recorded as a reduction to debt principal value in the Consolidated Balance Sheet.

Other financial items
Other financial items reported in the income statement include the following items:

(In millions of U.S. dollars)	Year ended December 31, 2017	Year ended December 31, 2016
Gain/(loss) on derivative financial instruments	13.0	(9.9)
Foreign exchange loss/(gain)	(19.5)	3.4
Reorganization items	(57.7)	—
Other financial items	(14.0)	(8.5)
Total other financial items	(78.2)	(15.0)

The gain on derivative financial instruments was $13.0 million in 2017, compared to a loss of $9.9 million in 2016. The gain in 2017 was primarily due to gains of $15.9 million on our cross-currency interest swaps which were partially offset by a loss of $2.3 million on our interest rate swap agreements due to unfavorable movement in swap interest rates during the year and a loss on other derivatives of $0.9 million. On filing for Chapter 11, we triggered an event of default under our swap agreements, resulting in the termination of our derivatives by our counterparties on September 13, 2017. The loss on derivative financial instruments in 2016 was mainly related to unfavorable movements in the fair market value of these derivative financial instruments.

Foreign exchange loss was $19.5 million for the year ended December 31, 2017, compared to a gain of $3.4 million in the year ended December 31, 2016. This was primarily due to the unrealized loss on the revaluation of the NOK 1.5bn bond loan to U.S dollars.

After the filing of our bankruptcy petition on September 12, 2017, we incurred $23.4 million of post-petition professional fees associated with the bankruptcy cases. Additionally, we incurred non-cash charges of $3.9 million relating to unamortized debt issuance costs and $31.3 million in respect of reversal of issuing entities credit risk on derivatives. These have been recognized as Reorganization items.

Other financial items primarily relates to certain pre-petition costs relating to our financial restructuring and this increased in the year ended December 31, 2017 due to the increased restructuring activity prior to the petition date.

Income taxes
Income tax benefit was $6.3 million for the year ended December 31, 2017, compared to a charge of $22.2 million for the year ended December 31, 2016. Our effective tax rate was a benefit of approximately 2.2% for the year ended December 31, 2017, as compared to a charge of -73.5% for the year ended December 31, 2016. The decrease in tax expense is primarily attributable to lower operating income, benefit from re-measurement of deferred tax liability due to decrease in Norway corporate income tax rate, and various prior period adjustments.

We may be taxable in more than one jurisdiction based on our drilling rig operations. A loss in one jurisdiction may not be offset against taxable income in another jurisdiction. Thus, we may pay tax within some jurisdictions even though it might have an overall loss at the consolidated level.

Significant amounts of our income and costs are reported in non-taxable jurisdictions such as Bermuda. The drilling rig operations are normally carried out in taxable jurisdictions. In the tax jurisdictions where we operate, the corporate income tax rates range from 19% to 27% for earned income. Further, losses in one tax jurisdiction may not be offset against taxable income in other jurisdictions. Accordingly, the effective tax rate may differ significantly from period to period depending on the level of activity in and mix of each of the tax jurisdictions in which our operations are conducted.

Fiscal Year Ended December 31, 2016 compared to Fiscal Year Ended December 31, 2015

The following table sets forth our operating results for the year ended December 31, 2016 and 2015.

(In millions of U.S. dollars)	Year ended December 31, 2016	Year ended December 31, 2015	Change

Total operating revenues	534.7	747.7	(28.5)%
Loss on disposal	2.4	(82.0)	(102.9)%
Operating expenses	(446.3)	(568.2)	(21.5)%
Operating income/(loss)	90.8	97.5	(6.9)%
Interest expense	(106.0)	(97.7)	8.5%
Other financial items	(15.0)	(12.5)	20.0%
Loss before taxes	(30.2)	(12.7)	137.8%
Income taxes	(22.2)	(44.1)	(49.7)%
Net Loss	(52.4)	(56.8)	(7.7)%

Total operating revenues
The following table sets forth our total operating revenues for the year ended December 31, 2016 and 2015.

(In millions of U.S. dollars)	Year ended December 31, 2016	Year ended December 31, 2015	Decrease
Total operating revenues	534.7	747.7	(28.5)%

Total operating revenues for the year ended December 31, 2016 were $534.7 million, compared to $747.7 million for the year ended December 31, 2015. Total operating revenues are predominantly contract revenues with additional amounts of reimbursable and related party revenue and other revenue.
The primary reason for the decrease is that the West Alpha and West Phoenix finished their contracts and entered into cold stack in August 2016. The
West Epsilon also ended its contract in October 2016.

Gain/(Loss) on disposals
As a result of the agreement with Jurong in 2015, we concluded that the West Rigel drilling unit should be classified as “Held for Sale”, and accordingly we recognized a loss on disposal of $82.0 million for the year ended December 31, 2015. Refer to Note 12 - "Asset held for sale" to our consolidated financial statements included herein for more information. We recognized a gain of $2.4 million for the year ended December 31, 2016, as a result of sale of spare parts, related to West Rigel, to Seadrill.

Total operating expenses
The following table sets forth our total operating expenses for the year ended December 31, 2016 and 2015.

(In millions of U.S. dollars)	Year ended December 31, 2016	Year ended December 31, 2015	Decrease
Total operating expenses	(446.3)	(568.2)	(21.5)%

Total operating expenses for the year ended December 31, 2016 were $446.3 million compared to $568.2 million for the year ended December 31, 2015. Total operating expenses consist of vessel and rig operating expenses, depreciation and amortization, general and administrative expenses and reimbursable expenses. Vessel and rig operating expenses decreased by $88.9 million, primarily because the West Phoenix and West Alpha completed their contracts, as discussed in the revenues section above. The West Phoenix was also cold stacked in October 2016, resulting in lower operating costs. In addition our cost-cutting initiatives resulted in lower personnel and repairs and maintenance costs across all units in 2016 when compared to 2015. General and administration expenses decreased by $30.1 million in 2016 as compared to 2015 following the implementation of our cost cutting measures.

Interest expense
Interest expense for the year ended December 31, 2016 was $106.0 million, compared to $97.7 million for the year ended December 31, 2015. The increase was primarily due to there being no interest capitalized on the West Rigel during 2016, after the deferral agreement was signed with Jurong.

Other financial items
Other financial items reported in the income statement include the following items:

(In millions of U.S. dollars)	Year ended December 31, 2016	Year ended December 31, 2015

Loss on derivative financial instruments	(9.9)	(35.6)
Foreign exchange gain	3.4	28.3
Other financial items	(8.5)	(5.2)
Total other financial items	(15)	(12.5)

The loss on derivative financial instruments related to fair value adjustments and net settlements on our interest rate swaps, cross currency swaps and forward exchange contracts. During the year ended December 31, 2016, the recognized loss from derivative financial instruments was $9.9 million compared to a loss of $35.6 million for the year ended December 31, 2015. These figures include realized net settlements on the derivative financial instruments of $25.2 million and $37.1 million for the year ended December 31, 2016 and December 31, 2015 respectively. The unrealized losses were due to the falls in the fair market value of these derivative financial instruments.

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

During the Chapter 11 proceedings, Seadrill has agreed to fund our liquidity needs on an ordinary course. No interest will be charged on such balances after the Petition date.

Our funding and treasury activities are conducted within corporate policies to maximize returns while maintaining appropriate liquidity for our operating requirements. Cash and cash equivalents are held mainly in U.S. dollars, with lesser amounts held in Norwegian Kroner and GBP.

This section discusses the most important factors affecting the liquidity and capital resources of the company, including:

•	summary of our borrowing activities;

•	liquidity outlook;

•	our newbuilding program;

•	key financial covenants contained in our borrowings;

•	sources and uses of cash; and

•	our Chapter 11 process discussed in item 4B "Business Overview"

Summary of our borrowing activities
As of December 31, 2017, we had total outstanding borrowings under our credit facilities of $2,118.4 million, compared to $2,289.3 million as at December 31, 2016. This includes interest bearing debt under loan agreements with related parties of $121.5 million.

We have issued a variety of secured and unsecured borrowings. The debt is secured by, among other things, liens on our drilling units. In addition, all of our loan agreements contain cross-default provisions, meaning that if we are in default under one of our loan agreements, amounts outstanding under our other loan agreements may also be in default, accelerated and become due and payable. Our unsecured debt consists of bonds denominated primarily in U.S. dollars, but also in Norwegian Kroner.

On September 12, 2017, we, together with Seadrill and certain of Seadrill's consolidated subsidiaries (collectively, the Company Parties) filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the Southern District of Texas. On this date we entered into the RSA with the Consenting Stakeholders. Ship Finance International Limited and three of its subsidiaries, which charter three drilling units to the Company Parties, also executed the RSA. The RSA contemplates that each of the Company Parties’ credit facilities will be amended to provide, among other things:

•	approximately 4 to 5.5 year maturity extensions;

•	significant amortization relief with no amortization payments until 2020;

•	no maintenance covenants except minimum liquidity until Q1 2021; and

•	cross-collateralization of the existing credit facilities.

The RSA and Investment Agreement contemplate the formation of an intermediate holding company to issue the new secured notes. Rig-owning entities and certain other assets will be contributed to a subsidiary of that intermediate holding company, which will guarantee and facilitate cross-collateralization of the amended credit facilities. The RSA provides for amendments to SFL’s charter agreements with the Company Parties on terms generally consistent with the credit facility amendments.

Our bankruptcy filing on September 12, 2017 constituted an event of default with respect to our pre-bankruptcy debt obligations and as a result of the filing, certain pre-petition long-term debt facilities are included in Liabilities Subject to Compromise in the consolidated balance sheet as of December 31, 2017. Refer to Note 1- “Restructuring Agreement and Bankruptcy Proceedings under Chapter 11” for the detail of our pre-bankruptcy debt.

During the year ended December 31, 2017 external facility debt repayment totaled $184.2 million, compared to $214.1 million in 2016.

Seadrill guarantees our NOK 1,500 million senior unsecured bond, our $2,000 million Senior Secured Credit Facility, and our charter payments to SFL Linus Ltd. in connection with its $475 million senior secured credit facility, which is consolidated in our financial statements.

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

On January 31, 2017, Seadrill provided a $25 million revolving credit facility to us that was set to mature on March 31, 2017. On March 15, 2017, the maturity was extended until April 30, 2017. On April 25, 2017, the revolving credit facility was increased to $50 million and extended to June 30, 2017. On June 27, 2017, the facility was increased to $150 million and extended to July 31, 2017. On July 27, 2017, the facility was extended to September12, 2017. On September 8, 2017, the facility was increased to $200 million.

Following the Chapter 11 filing the Company no longer has access to the RCF facility. Seadrill has agreed to fund our liquidity needs on an ordinary course. No interest will be charged on such balances after the Petition date.

The table below shows the outstanding debt not reported as liabilities subject to compromise as of December 31, 2017, repayable as follows:

(In millions of U.S. dollars)	Year ending December 31,
Year ended December 31, 2018	47.5
Year ended December 31, 2019	261.3
Year ended December 31, 2020	—
Year ended December 31, 2021	—
Year ended December 31, 2022	122.1
Year ended December 31, 2023 and thereafter	—
Total debt	430.9

Liquidity outlook
Our short-term liquidity requirements relate to servicing our debt amortizations, interest payments, and funding working capital requirements. Sources of liquidity include existing cash balances, and contract and other revenues. We have historically relied on our cash generated from operations to meet our short-term liquidity needs. Following the Chapter 11 filing, Seadrill has agreed to fund our liquidity needs on an ordinary course. No interest will be charged on such balances after the Petition date. However, as a result of the downturn in the offshore industry, we have been required to obtain additional liquidity to fully meet our short-term liquidity requirements.

In order to achieve this, we commenced the restructuring program described in Item 4B. Business Overview. In order to implement the transactions contemplated as part of our restructuring, we commenced Chapter 11 proceedings under the Bankruptcy Code on September 12, 2017. Although we anticipate that our restructuring plan will address our liquidity concerns, uncertainty remains over the bankruptcy courts approval of our plan of reorganization, and therefore substantial doubt exists over our ability to continue as a going concern for twelve months after the date the financial statement are issued.

Financial information in this report have been prepared on the basis that the Company will continue as a going concern, which presumes that it will be able to realize its assets and discharge its liabilities in the normal course of business as they come due. Financial information in this report does not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material. Upon emergence from Chapter 11 proceedings adjustments to the carrying values and classifications of our assets and liabilities and the reported amounts of income and expenses could be required and could be material.

Please refer to “Item 3. Key Information—D. Risk Factors— Factors—"Risks Relating to the Bankruptcy Proceedings".

Covenants contained within our borrowings
As part of the RSA entered into on September 12, 2017, the lenders have agreed to waive any breach of, or default under, our debt agreements after this date, which arise as a result of or is, directly or indirectly, related to the commencement of Chapter 11 proceedings or any of the steps contemplated in, or to be undertaken pursuant to, the RSA including any failure to comply with any of the financial covenants in the debt agreement.
Please refer to Note 14 "Long-term interest bearing debt" to our Consolidated Financial Statements included herein for further information on the RSA agreement and the impact on our covenants contained within our credit facilities and bonds.

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

On December 2, 2015, we signed an amendment with Jurong for the deferral of the delivery of the semi-submersible drilling unit, the West Rigel. The deferral period originally lasted until June 2016 but was subsequently amended to July 6, 2018. Following completion of the deferral period, the Company and Jurong have agreed to form a Joint Asset Holding Company for joint ownership of the West Rigel, to be owned 23% by the Company and 77% by Jurong, in the event no employment is secured for the West Rigel and no alternative transaction is completed. Until the end of the deferral period, we will continue to market the unit for an acceptable drilling contract, and the West Rigel will remain at the Jurong shipyard in Singapore. The Company and Jurong may also consider other commercial opportunities for the West Rigel during this period. On December 26, 2017, Jurong announced that a sale agreement, subject to conditions, had been signed for West Rigel. As the agreement is pursuant to conditions being met, the Company will continue to hold the asset within "non-current assets held for sale".

On 5 April 2018 we entered into a settlement and release agreement with Jurong Shipyard (“Jurong”) in respect of the West Rigel whereby we agreed that the share of sale proceeds from the sale of the West Rigel by Jurong would be $126 million.

Sources and Uses of Cash
At December 31, 2017, we had cash and cash equivalents totaling $29.5 million, as compared to $68.7 million in 2016.

In the year ended December 31, 2017, we incurred a cash outflow of $9.0 million from operations, used $0.8 million in investing activities, and cash outflows from financing activities were $29.2 million. In the year ended December 31, 2016, we generated cash from operations of $128.7 million, generated $1.3 million from investing activities, and used $218.2 million in financing activities. In the year ended December 31, 2015, we generated cash from operations of $339.9 million, used $39.0 million in investing activities, and had outflows of $264.1 million from financing activities.

	Years Ended December 31,
	2017	2016	2015
Net cash (used in)/ provided by operating activities	(9.0)	128.7	339.9
Net cash (used in)/ provided by investing activities	(0.8)	1.3	(39.0)
Net cash used in financing activities	(29.2)	(218.2)	(264.1)
Effect of exchange rate changes on cash and cash equivalents	(0.2)	6.0	(2.1)
Net (decrease)/increase in cash and cash equivalents	(39.2)	(82.2)	34.7
Cash and cash equivalents at beginning of the period	68.7	150.9	116.2
Cash and cash equivalents at the end of period	29.5	68.7	150.9

Net cash (used by)/provided by operating activities
The net cash generated from operations became a net outflow in 2017 compared to 2016 primarily due to working capital outflows in the year. Net changes in operating assets and liabilities were an outflow of $38.2 million in 2017 compared to an inflow of $22.9 million in 2016.

Net cash (used in)/provided by investing activities
The net cash used in investing activities was $0.8 million in 2017, compared to net cash provided by investing activities of $1.3 million in 2016.

Net cash used in financing activities
The net cash used in financing activities was $29.2 million in 2017, compared to cash used by financing activities of $218.2 million in 2016. During the year ended December 31, 2017 the Company made external debt repayments of $184.2 million, compared to $214.1 million in 2016, made related party repayments of $131.5 million and received proceeds from related party loans of $286.5 million.

In 2017, we raised no new debt, paid no dividends, and made no repayments of related party and shareholder loans.

Dividends
For the years ended December 31, 2017 and 2016, we did not pay any dividends. Please see "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy" for more information.

Restrictions
North Atlantic Drilling Ltd., as the parent company of its operating subsidiaries, is not a party to any drilling contracts directly and is therefore dependent on receiving cash distributions from its subsidiaries and other investments to meet its payment obligations. Cash dividend payments and intercompany loans are regularly made by the various subsidiaries. Surplus funds are deposited to maximize returns while providing us with flexibility to meet all requirements for working capital and capital investments.

Hedging of market risk
Prior to filing for Chapter 11, we used financial instruments to reduce the risk associated with fluctuations in interest and foreign exchange rates. As a result of filing, this triggered an event of default on our derivative agreements and these were subsequently terminated on September 13, 2017.

Please see "Item 11–Quantitative and qualitative disclosures about market risk" for a more detailed discussion of how changes in the economic environment would affect our Company.

Please see "Note 22–Risk management and financial instruments" to our consolidated financial statements included herein, for further information on financial instruments related to our loan facilities and bonds.

Ability to continue as a going concern
The Company’s consolidated financial statements have been prepared on a going concern basis and contemplate the realization of assets and satisfaction of liabilities in the normal course of business. The Company’s going concern assumption is based on management’s expectation that the current restructuring program, described in Note 3 - "Chapter 11 Proceedings" to the Consolidated Financial Statements included herein, will alleviate the conditions when completed. Furthermore, our business operations are unaffected by the Chapter 11 Proceedings and the restructuring efforts, and we expect to meet our ongoing customer and business counterparty obligations during the course of the proceedings.
We have been engaged in discussions with our banks, potential new investors, existing stakeholders and bondholders in order to restructure our secured credit facilities and unsecured liabilities and infuse our balance sheet with new capital. These collaborative efforts resulted in the signing of a Restructuring Support and Lock-Up Agreement (“RSA”) on September 12, 2017, subsequently amended on February 26, 2018, which provides for several conditions to be met in order to fully effectuate the intended restructuring. Although we anticipate that our restructuring plan will address our liquidity concerns, uncertainty remains over the Court's approval of our plan of reorganization, and therefore substantial doubt exists over the ability to continue as a going concern for twelve months after the date the financial statement are issued.

C.     Research and development, patents and licenses, etc.

We do not undertake any significant expenditure on research and development, and have no significant interests in patents or licenses.

D.     Trend information

The offshore drilling market is currently entering the fifth year of a downturn and the timing of recovery remains uncertain. The below table show the average oil price over the period 2013 to 2017.

	2013	2014	2015	2016	2017
Average Brent oil price ($/bbl)	108.70	99.49	53.60	45.13	54.74

Brent oil prices have been in the range $45-$55 throughout most of 2017 before increasing in the last quarter and early 2018. The Brent oil price on March 31, 2018 was $70.

Oil and gas companies have responded to the decrease in oil price over the downturn by decreasing their upstream expenditures. During 2017, oil and gas companies have continued to focus on preserving cash, in some cases consciously allowing the production decline rate on producing fields to accelerate because of reduced infill drilling and well intervention. Based on the decreased level of investment since 2014, we expect that production decline rates will increase. Further, the longer the period of lower investment persists, the more new projects and infill drilling will be required to replace the lost production.

The below table shows the global number of rigs on contract at March 31, 2018 and for each of the four preceding years.

	Mar-14	Mar-15	Mar-16	Mar-17	Mar-18
Contracted floating rigs	260	237	170	135	125
Contracted jack-up rigs	415	398	322	297	294

During 2017, we have seen an increase in the activity level in the floater market, albeit primarily for short-term work at extremely competitive dayrates. This improvement was from a low base and we still expect utilization in the floater market to get worse before it improves. Whether the recent increase in oil price will lead to a recovery in offshore exploration and development expenditure in 2018 remains uncertain. It is important to recognize that the resetting of costs across the value chain may facilitate increased activity with only a marginal increase in oil prices.

At the same time, the offshore drilling market remains oversupplied. Offshore drilling contractors have continued to aggressively market their rigs, often focusing on utilization over returns. The below table shows the utilization of the global fleet at March 31, 2018 and for each of the four proceeding years.

	Mar-14	Mar-15	Mar-16	Mar-17	Mar-18
Global fleet - floaters	320	313	303	282	259
Global fleet - jack-up	517	540	541	539	526
Utilization - floaters	81%	76%	56%	48%	48%
Utilization - jack-up	80%	74%	60%	55%	56%

Older units that roll off contract that may require significant capital expenditure to return to the working fleet are therefore more likely to be cold stacked and ultimately scrapped. We expect the combination of declining rates and accelerated scrapping activity to lead to a balanced market at some point. Based on the expected level of scrapping activity and the number of units that are anticipated to be cold stacked, a relatively small increase in spending could meaningfully tighten the floater and tender markets.

Floaters - outlook

Based on the level of current activity and the aging floater fleet, we expect scrapping activity to continue. A total of 103 floaters have been scrapped or retired since the beginning of 2014, equivalent to 29% of the total fleet, and currently there are 28 cold or warm stacked units with no follow-on work identified that are 30 years old or older, which are prime scrapping candidates. In the next 18 months, a further 22 units that are 30 years old or older will be coming off contract with no follow-on work identified which represents additional scrapping candidates. A key rational for scrapping is the 35-year classing expenditures that can cost upwards of $100 million. Many rig owners will choose to retire the unit rather than incur this cost without a visible recovery in demand on the horizon.

Larger drilling companies with diversified fleets will find it easier to make economic decisions and cold stack idle rigs as each individual unit represents a smaller percentage of the overall fleet. Cold stacked units will generally require an improvement in dayrates sufficient to overcome reactivation costs before they are reintroduced into marketed supply. Significant cold stacking activity would represent a positive development in the market, effectively reducing marketed supply and helping to stabilize utilization and pricing until a more fundamental recovery is in place.

Currently 125 floaters out of 259 floaters are under contract, representing 48% marketed utilization. It is estimated that 180-200 rigs are needed in the floater fleet to maintain long-term average decline curves.

Currently the global floater order book stands at approximately 42 units, comprised of 28 drillships and 14 semi-submersible rigs. 12 are scheduled for delivery in 2018, 17 in 2019 and 13 in 2020 and beyond. Due to the subdued level of contracting activity, it is likely that a significant number of newbuild orders will be delayed or canceled until an improved market justifies taking delivery.

Jack-ups

Tendering activity in the jack-up market during 2017 continued, albeit at low dayrates. The shorter-term contract profile in this market lends itself to more turnover and the market has likely reached the base level of units required to maintain existing decline curves.

Globally, marketed utilization is 56%. For units built before 2007 marketed utilization is 50% while for newer units marketed utilization is 63%. While utilization is still far from levels required for pricing power, we believe that customers continue to demonstrate a preference for newer and more capable equipment that can provide safer and more efficient operations.

Currently there are 56 cold stacked units that are 30 years old or older. Additionally, in the next 18 months 91 units that are 30 years old or older will be coming off contract with no follow-on work identified. Together these 147 units, or 28% of the delivered fleet, represent prime scrapping candidates.

90 additions to the fleet are currently under construction; however, a significant portion of these orders were placed by investors with little or no operating track record. While a number of these speculators may exit projects, these units will eventually reach the market, possibly in the hands of more established companies. The deployment of this incremental supply may be somewhat rationalized in the longer term as the more established players will likely only take delivery when economically viable.

E.     Off Balance Sheet Arrangements

We had no off-balance sheet arrangements as of December 31, 2017 or 2016, other than operating lease obligations and other commitments in the ordinary course of business that we are contractually obligated to fulfill with cash under certain circumstances. These commitments include guarantees in favor of banks, suppliers and variable interest entities and guarantees towards third parties such as surety performance guarantees towards customers as it relates to our drilling contracts, contract bidding, customs duties, tax appeals and other obligations in various jurisdictions. Obligations under these guarantees are not normally called, as we typically comply with the underlying performance requirement. As of December 31, 2017, we had not been required to make collateral deposits with respect to these agreements.

The maximum potential future payments are summarized in "Note 23–Commitments and contingencies" to our consolidated financial statements included herein.

F.     Tabular Disclosure of Contractual Obligations

According to the US bankruptcy code, the Debtors have the right to assume or reject certain contracts, subject to the approval of the US Bankruptcy Court and certain other conditions. The table does not reflect any potential changes to our contractual obligations and other commitments that may result from the Chapter 11 reorganization process and activities contemplated by the Plan. At December 31, 2017, we had the following contractual obligations and commitments:

(In millions of U.S. dollars)	Years Ended December 31,
	2018	2019 - 2020	2021 - 2022	Thereafter	Total
$475 Million Credit Facility	47.5	261.3	—	—	308.8
$125 Million related party loan	—	—	—	121.5	121.5
Total interest payments (2)	61.4	7.8	—	—	69.2
Related party interest payments	5.6	11.2	11.2	36.6	64.6
Financial Guarantee fee charged by Seadrill	0.9	0.8	—	—	1.7
Pension obligations (3)	3.0	6.0	6.0	15.0	30.0
Leased premises	3.1	5.4	4.4	—	12.9
Total contractual cash obligations	121.5	292.5	21.6	173.1	608.7

(1)
This has been converted using an exchange rate of USD $1 to NOK8.20 as of December 31, 2017. Please see “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for details on cross currency swaps.

(2)
During bankruptcy proceedings, interest payments on the secured credit facilities are treated as adequate protection payments which are recognized as a reduction in the principal balance of secured credit facilities held within "Liabilities subject to compromise" in the Consolidated Balance Sheets.

(3)	Pension obligations are the forecasted employer's contributions to our defined benefit plans, expected to be made over the next ten years.

In addition to the above, we have recognised uncertain tax positions at December 31, 2017 of $7.9 million.

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior management
Set forth below are the names, ages and positions of our current directors and executive officers.

Name	Age	Position
Kate Blankenship	53	Director and Audit Committee Member
Paul M. Leand, Jr.	51	Director
Bote de Vries	59	Director
Hunter Cochrane	62	Director
Georgina Sousa	67	Company Secretary
Alf Ragnar Løvdal	60	Chief Executive Officer of North Atlantic Management
Scott McReaken	39	Chief Financial Officer of North Atlantic Management

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

B.    Compensation

For the year ended December 31, 2017, we paid $0.4 million in total compensation to directors. None of the members of our Board of Directors or officers will receive any benefits upon termination of their directorships or officers positions.

All references in this annual report to “our officers” include those officers of North Atlantic Management, Seadrill Management Ltd, and Sevan Drilling Management AS, who perform or performed, as the case may be, executive officer services for our benefit. For the year ending December 31, 2017, the Chief Executive Officer of North Atlantic Management AS, our Principal Executive Officer, and the Chief Financial Officer of North Atlantic Management AS, our Principal Financial Officer, were paid total combined aggregate compensation of $1.0 million in relation to their services to us.

In addition to cash compensation, during 2017 we also recognized an expense of $0.4 million relating to restricted stock units granted to certain of our directors and executive officers. The fair values of awards are based on the market share price on the grant date, which was $96.50 for the restricted stock units granted in 2013, $14.10 for the grants in May 2015, $3.70 for the grants in December 2015, and $3.62 for the grants in December 2016.

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

Our Board of Directors currently consists of four members, of whom four are considered independent according to Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act: Mrs. Kate Blankenship, Mr. Paul Leand Jr, Mr. Hunter Cochrane and Mr. Bote de Vries.

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

Our Board of Directors may, in the future, establish such other committees as it determines from time to time.

D.    Employees

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Offshore	572	545	1,017
Onshore	59	49	65
Total	631	594	1,082

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

The total outstanding RSUs as of December 31, 2017 were 413,402.

The table below summarizes the outstanding Shares, Share Options and RSU's issued to our directors and executive officers. The awards have been adjusted for the 1 for 10 stock split in December 2015.

Director or Key Employee	Interest in Options and Restricted Stock Units (RSUs)
	Scheme	Total number	Number vested	Fair Value at Grant Date	Expiry Date
Alf Ragnar Løvdal	RSUs	3,145	—	14.10	December 2018
	RSUs	28,310	—	3.70	December 2019
	RSUs	56,436	—	2.95	December 2019
	RSUs	48,000	—	3.62	December 2020
Scott McReaken	RSUs	9,660	—	3.70	December 2018

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

Included below is a summary of certain key related party transactions. Additional information regarding the related party transactions for the years ended December 31, 2017, 2016, and 2015 is presented in "Note 21–Related Party Transactions" to our consolidated financial statements contained herein.

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

Loans and financial guarantees provided by Seadrill

Financial covenants and debt guarantees
In February 2015, we amended the agreements for our NOK 1,500 million senior unsecured bond, $2,000 million senior secured credit facility, and $475 million secured term loan. Under the terms of each amended agreement, Seadrill guarantees our obligations thereunder in exchange for amendments to the covenant package, principally replacing the previous financial covenants with Seadrill's financial covenants, which are measured at the Seadrill consolidated level. For further information on the covenants contained in our debt agreements, please see "Note 14–Long term interest bearing debt" to our consolidated financial statements included herein. Guarantee fees were charged by Seadrill at 0.3% per annum of the outstanding principal. The guarantee fee charges were cancelled after the Company filed for Chapter 11 in September 2017.

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

On January 31, 2017, Seadrill provided a $25 million revolving credit facility to us that was set to mature on March 31, 2017. On March 15, 2017, the maturity was extended until April 30, 2017. On April 25, 2017, the revolving credit facility was increased to $50 million and extended to June 30, 2017. On June 27, 2017, the facility was increased to $150 million and extended to July 31, 2017. On July 27, 2017, the facility was extended to September12, 2017. On September 8, 2017, the facility was increased to $200 million.

Following the Chapter 11 filing the Company no longer has access to the RCF facility. Seadrill has agreed to fund our liquidity needs on an ordinary course basis. No interest will be charged on such balances after the Petition date.

Management services
North Atlantic Management provides supporting management functions to us and our subsidiaries in accordance with the terms of the General Management Agreement. North Atlantic Management has contracted in senior management services and corporate management services from Seadrill Management in accordance with the terms of the Management and Administrative Services Agreement. The agreement can be terminated by either party upon 90 days' notice. In consideration of the services provided, we pay Seadrill a fee that includes the operating costs attributable to us plus a margin of 8%. For providing services pursuant to the services agreement, Seadrill Management had charged North Atlantic Management a fee of $33.0 million, $20.7 million and $25.0 million for providing the services under the Services Agreement for the years ended December 31, 2017, 2016 and 2015, respectively.

Performance guarantees provided by Seadrill
Seadrill provides performance guarantees in connection with our drilling contracts, and charges us an annual fee of 1% of the guaranteed amount to provide these guarantees. The total amount of such guarantees was $193 million at December 31, 2017 and $130 million at December 31, 2016. The incurred fee was $0.9 million and $1.7 million for the years ended December 31, 2017 and 2016 respectively. In addition, we have agreed to reimburse Seadrill for all claims made against Seadrill under the performance guarantees.

Transactions with Frontline
Management services
We receive corporate secretarial and certain other administrative services applicable to the jurisdiction of Bermuda from Frontline Management (Bermuda) Ltd. The fee was $1.0 million, $0.2 million and $1.2 million for the years ended December 31, 2017, 2016 and 2015 respectively. Frontline Management (Bermuda) Ltd. is a wholly owned subsidiary of Frontline Ltd., a company in which Hemen, Seadrill's principal shareholder, is a large shareholder.

Transactions with Seatankers
Management services
We receive corporate management services through Seatankers, which is an affiliated company of Hemen, Seadrill's principal shareholder. The fee was $0.09 million, $0.3 million and $0.2 million for the years ended December 31, 2017, 2016 and 2015 respectively.

Significant transactions with Ship Finance
Sale and leaseback agreement
In June 2013, we entered into sale and leaseback agreement with Ship Finance for the newbuilding jack-up rig, the West Linus, for total consideration of $600 million. We received $195 million upon signing of the agreement and the remaining balance of the purchase price was paid on the delivery of the rig. The West Linus is chartered back to us on a bareboat charter for a period of 15 years, pursuant to which we have been granted four purchase options. Ship Finance has an option to sell the rig back to us at the end of the charter period. The West Linus was delivered from the yard in February 2014. As of December 31, 2017, we report the West Linus under "Drilling Units" in our balance sheet. Please see "Note 24 Variable Interest Entity (VIE)” to the consolidated financial statements included herein for more information.

$195 million Loan Agreement
Ship Finance granted SFL Linus Ltd., our VIE, an unsecured loan of $195 million on June 28, 2013 to be repaid at the earlier of June 30, 2029 or date of sale of the West Linus rig. While the loan did not initially bear interest, Ship Finance reserved the right to charge interest after the rig was delivered from the yard. Commencing in February 2014, the loan bore interest of 4.5% per annum. SFL Linus Ltd. repaid $70 million on this facility during the first quarter in 2014 and the outstanding balance at December 31, 2017 was $125 million (December 31, 2016: $125.0 million). The proceeds of this loan were used to finance the acquisition of the West Linus.

$475 million Secured Credit Facility
On October 17, 2013, SFL Linus Ltd. entered into a $475 million secured term loan and revolving credit facility with a syndicate of banks to fund the acquisition of West Linus, which was pledged as security thereunder. The facility bears interest at LIBOR plus a margin of 2.75% and is repayable over a term of five years. The outstanding balance at December 31, 2017 was $308.8 million (December 31, 2016: $356.3 million). In February 2015, this facility was amended, such that Seadrill provides a guarantee for the facility in exchange for amendments to the covenant package, principally replacing the Company's financial covenants with financial covenants within Seadrill's secured credit facilities. The guarantee fee charged by Seadrill up until the Chapter 11 filing was 0.3% per annum of the outstanding principal. No guarantee fees have been charged since the filing date.

Transactions with Archer
Engineering Services
We receive certain technical engineering services from certain subsidiaries of Archer. The charged amount was $0.5 million, $0.9 million and $1.9 million for the years ended December 31, 2017, 2016 and 2015, respectively. Archer is a company in which Seadrill, our principal shareholder, is a large shareholder.

C.    Interests of experts and counsel.
Not applicable.

ITEM 8.    FINANCIAL INFORMATION
A.    Consolidated Statements and Other Financial Information
See “Item 18. Financial Statements.”

Legal Proceedings
We are a party, as plaintiff or defendant, to some lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of its drilling units, in the ordinary course of business or in connection with its acquisition activities.  Other than as noted below we believe that the resolution of such claims will not have a material adverse effect on our operations or financial condition either individually or in the aggregate. Our best estimate of the outcome of the various disputes has been reflected in our consolidated financial statements as of December 31, 2017 which is not material except as otherwise disclosed below.

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

Dividend Policy
Generally, under our Bye-laws, our Board of Directors may declare cash dividends or distributions out of retained earnings and contributed surplus and may also pay a fixed cash dividend biannually or on other dates. However, our Board previously suspended the payment of dividends in the third quarter of 2014. Additionally, as part of the amendments to the covenants contained in our and Seadrill's senior secured credit facilities, we were restricted from making dividend distributions during the waiver period until September 30, 2017. The Company has generally been prohibited by U.S. bankruptcy law and other provisions of applicable law from making dividends to shareholders during the pendency of the Chapter 11 Cases.

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

We have not paid any dividends for the period from January 1, 2015 through and including December 31, 2017.

B.    Significant Changes
There have been no significant changes to our consolidated financial statements included in this annual report, other than as described in “Note 26–Subsequent Events” to our consolidated financial statements.

ITEM 9.    THE OFFER AND LISTING

A.    Offer and Listing Details
Our common shares have traded on the Norwegian OTC List since February 24, 2011 and on the NYSE, since January 29, 2014, under the symbol “NADL.” Trading of our common shares on the NYSE was suspended on September 13, 2017 as a result of the commencement of the Chapter 11 proceedings. The NYSE subsequently delisted our common shares in October 2017. Our common shares trade in the United States in the over the counter (“OTC”) market following the suspension of trading on the NYSE.

The following tables set forth the high and low prices for our common shares as reported on the NYSE or the OTC, as applicable, and the Norwegian OTC List for the periods listed below. The prices are presented in their local currencies; U.S. dollars for the common shares on the NYSE or the OTC, as applicable, and Norwegian Kroner for the common shares on the Norwegian OTC List.

On December 31, 2015, our shareholders, in a special general meeting, approved a capital reorganization including a 1-for-10 reverse stock split of our issued and outstanding common shares and reducing par value from $5.00 to $0.10. The high and low prices presented as at December 30, 2015 and prior to this have been re-presented to reflect the change from the 1-for-10 reverse stock split.

The following table sets forth for the five most recent fiscal years (3 years for NYSE as we started trading in January 2014), high and low prices of our common shares trading on the NYSE, or the OTC following September 13, 2017, and the Norwegian OTC list:

	NYSE/OTC		Norwegian OTC List
	High (US$)	Low (US$)	High (NOK)	Low (NOK)
For the Fiscal Year Ended
December 31, 2013	—	—	605.00	480.00
December 31, 2014 (1)	115.00	13.10	670.00	95.00
December 31, 2015	23.70	2.10	200.00	15.00
December 31, 2016	8.08	1.36	18.00	5.00
December 31, 2017	3.58	0.07	18.00	0.50

(1)	The high and low prices presented for the fiscal year ended December 31, 2014 for the NYSE listing are during the period from January 28, 2014 though and including December 31, 2014.

The following table sets forth, for each full financial quarter for the two most recent fiscal years, the high and low prices of our common shares trading on the NYSE, or the OTC following September 13, 2017, and the Norwegian OTC list:

	NYSE/OTC		Norwegian OTC List
	High (US$)	Low (US$)	High (NOK)	Low (NOK)
For the Quarter ended
March 31, 2016	4.36	1.36	12.00	11.00
June 30, 2016	8.08	2.36	11.00	11.00
September 30, 2016	6.97	2.69	10.00	10.00
December 31, 2016	4.80	2.28	18.00	5.00
March 31, 2017	3.58	1.21	18.00	18.00
June 30, 2017	3.89	0.65	12.10	12.10
September 30, 2017	1.94	0.46	12.10	12.10
December 31, 2017	0.52	0.07	1.00	0.50
March 31, 2018	0.09	0.04	7.00	3.50

The following table sets forth, for the six most recent months, the high and low prices of our common shares trading on the NYSE, or the OTC following September 13, 2017, and the Norwegian OTC list:

	NYSE/OTC		Norwegian OTC List
	High (US$)	Low (US$)	High (NOK)	Low (NOK)
For the Month
October 2017	0.52	0.20	0.50	0.50
November 2017	0.31	0.16	0.50	0.50
December 2017	0.22	0.07	1.00	1.00
January 2018	0.09	0.06	—	—
February 2018	0.08	0.05	4.50	3.50
March 2018	0.08	0.04	7.00	5.00
April 2018 (1)	tbc	tbc	tbc	tbc

(1)	The high and low prices of our common shares on the NYSE or the OTC, as applicable, and Norwegian OTC list are during the period from March 1, 2018 through and including March 31, 2018.

B.    Plan of Distribution
Not applicable
C.    Markets
Our common shares have traded on the Norwegian OTC List since February 24, 2011 and on the NYSE since January 29, 2014, under the symbol “NADL.” Trading of our common shares on the NYSE was suspended on September 13, 2017 as a result of the commencement of the Chapter 11 proceedings. The NYSE delisted our common stock in October 2017. The share continue to trade on the Norwegian OTC.

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

Authorized Capitalization
At our Special General Meeting of Shareholders held on December 28, 2015, our shareholders approved a resolution to effect a capital reorganization. As part of this capital reorganization, we effectuated a one-for-ten reverse stock split of our issued and outstanding common shares and reduced the par value per share from $5.00 to $0.10. It was also resolved that our issued and paid-up share capital be reduced, with effect from December 31, 2015, from $1,217,582,550.00 to $2,435,165.00, by cancelling the paid-up capital of $49.90 on each of the common shares in issue so that each of the 24,351,651 shares of par value $50.00 shall have a par value of $0.10. It was also resolved that our authorized share capital be reduced from $2,000,000,000 to $10,000,000, divided into 100,000,000 shares of par value $0.10 each. Currently, there are 24,351,651 shares issued and outstanding.

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

Directors
Our Bye-laws currently provide that the number of directors shall be such number not less than two, or as the shareholders by ordinary resolution may from time to time determine. At the 2013 annual general meeting held on September 20, 2013, our shareholders set the maximum number of directors to eight. Our board of directors currently consists of four members. Directors shall serve until re-elected or their successors are appointed at the next annual general meeting of shareholders.

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

E.    Taxation
The following is a discussion of the material Bermuda and U.S. federal income tax consequences to our Company and to a “U.S. Holder” and a “Non-U.S. Holder,” as each term is defined below. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the U.S. dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with shareholders who own the common stock as a capital asset. Moreover, this discussion is based upon laws, regulations and other authorities in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Shareholders are encouraged to consult their own tax advisors concerning the overall tax consequences arising in their own particular situation under U.S. federal, state, local and foreign law of the ownership of shares of our common stock.

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

Taxation of rig owning entities
Our drilling rigs are owned in Bermuda, where there is no taxation of the rig owners’ income. Please also see the section below entitled “Taxation in country of drilling operations.”

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

United States Federal Income Tax Considerations
In the opinion of Seward & Kissel LLP, the following are the material United States federal income tax consequences to U.S. Holders and Non-U.S. Holders, each as defined below, of the ownership of our common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as banks, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt organizations, dealers in securities or currencies, traders in securities that elect the mark-to-market method of accounting for their securities, investors whose functional currency is not the United States dollar, investors that are or own our common shares through partnerships or other pass-through entitles, investors that own, actually or under applicable constructive ownership rules, 10 percent or more of our common shares, persons that will hold the common shares as part of a hedging transaction, “straddle” or “conversion transaction,” persons who are deemed to sell the common shares under constructive sale rules and persons who are liable for the alternative minimum tax may be subject to special rules. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect. This discussion deals only with holders who hold the common shares as a capital asset. The discussion below is based, in part, on the description of our business as described herein and assumes that we conduct our business as described herein.

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

Individuals who are U.S. Holders (and to the extent specified in applicable Treasury Regulations, certain individuals who are Non-U.S. Holders and certain United States entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations). Specified foreign financial assets would include, among other assets, our common shares, unless the shares are held through an account maintained with a United States financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury Regulations, an individual Non-U.S. Holder or a United States entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of United States federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including United States entities) and Non-U.S. Holders are encouraged to consult their own tax advisers regarding their reporting obligations under this legislation.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including changes in interest rates, foreign currency fluctuations, and equity and credit risk. Our policy is to hedge our exposure to these risks where possible, within boundaries deemed appropriate by management and the Board. Prior to Chapter 11, we accomplished this by entering into a variety of derivative instruments and contracts to maintain the desired level of risk exposure.

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

This section should be read in conjunction with Note 22 "Risk management and financial instruments" of our consolidated financial statements included herein.

We used interest rate swaps to manage our exposure to interest rate risks. Interest rate swaps were used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. The extent to which interest rate swaps were used was determined by reference to our net debt exposure. Most of our interest rate swaps did not qualify for hedge accounting and movements in their fair values were reflected in the Consolidated Statement of Operations under “Gain/(loss) on derivative financial instruments”. Interest rate swap agreements that have a positive fair value were recorded as “Other current assets,” while swaps with a negative fair value were recorded as “Other current liabilities” in the Consolidated Balance Sheet.

At the date of filing for Chapter 11, we were party to interest rate swap agreements with a combined outstanding principal amount of approximately $300 million (excluding the interest rate swap agreements qualified for hedge accounting described below), compared to $900.0 million in 2016, at rates between 1.15% per annum and 2.9% per annum. The swap agreements were due to mature between December 2019 and March 2021.

On September 13, 2017 the interest rate swaps, not qualified for hedge accounting, were terminated under each of our International Swaps and Derivatives Agreements (ISDA) and any adjustments for credit risk on the interest rate swap position was reversed to "Reorganization items" in the Consolidated Statement of Operations, totaling $0.7 million. The residual liability, representing the counterparty claimed value of $74.9 million, was reclassified to liabilities subject to compromise in the Consolidated Balance Sheet as at December 31, 2017.

Interest rate swaps - not qualified for hedge accounting

The net fair values of our interest rate swaps as at December 31, 2016 were as follows:

	December 31, 2016
(In millions of U.S. dollars)	Notional amount	Fair value

Interest rate swaps - assets[1]	100.0	1.4

1         Interest rate swaps not qualified for hedge accounting were held as "subject to compromise" as they were liabilities as at December 31, 2017. The 100 in the table from the prior year 2016 was an asset.

In addition to the above interest rate swaps, SFL Linus Ltd., our fully-consolidated VIE has executed interest rate cash flow hedges in the form of interest rate swaps. Movements in their fair value are reflected in "Accumulated other comprehensive income/(loss)," with their fair value recorded as "Other current assets" or "Other current liabilities". As of December 31, 2017, the SFL Linus Ltd. had entered into interest rate swap agreements with a combined outstanding principal amount of $152 million, as compared to $176 million in 2016, at a rate of 1.77% to 2.01% per annum. The swap agreements mature between October 2018 and December 2018, and the fair values as of December 31, 2017 and December 31, 2016, were as follows:

Interest rate swaps - qualified for hedge accounting

	December 31, 2017		December 31, 2016
(In millions of U.S. dollars)	Notional amount	Fair value	Notional amount	Fair value

Interest rate swaps - hedge accounted - liabilities	152.0	—	176.2	(1.1)

At the date of filing for Chapter 11, we also had outstanding cross currency interest rate swaps with principal amount of $174.4 million (December 31, 2016: $174.4 million) with maturity dates in October 2018 at fixed interest rates of 6.18% per annum.

On September 13, 2017 the cross currency interest rate swaps were terminated under the ISDA and any adjustments for credit risk on the interest rate swap position was reversed to reorganization items in the Consolidated Statement of Operations, totaling $31.3 million. The residual liability, representing the counterparty claimed value of $74.9 million, was reclassified to liabilities subject to compromise in the Consolidated Balance Sheet as at December 31, 2017.
The fair value of our cross currency interest rate swap contracts as of December 31, 2016 was as follows:
Cross currency interest rate swaps

	December 31, 2016
(In millions of U.S. dollars)	Notional amount	Fair value

Cross currency swaps - liability	174.4	(59.8)

As of December 31, 2017, our net exposure to floating interest rate fluctuations on our outstanding debt was $770.5 million, representing the outstanding debt balance, which is not subject to compromise.

As of December 31, 2016 our net effective exposure to floating interest rate fluctuations on our outstanding debt was $313.7 million, based on our total net interest bearing debt including related party of $2,289.3 million less $725.0 million of fixed rate loans and bonds, less $1,250.6 million outstanding principal of our floating to fixed interest rate swaps and cross currency swaps.

An increase or decrease in short-term interest rates of one percentage point would thus increase or decrease our effective interest expense by approximately $7.7 million on an annual basis as of December 31, 2017.

Foreign currency risk management
We and all of our subsidiaries use U.S. dollars as our functional currency because the majority of our revenues and cash inflows are denominated in dollars. Accordingly, our reporting currency is also U.S. dollars. We do, however, earn some of our revenue and incur some of our expenses in other currencies (primarily Norwegian Kroner) and there is therefore a risk that currency fluctuations could have an adverse effect on our cash flows.

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

Prior to entering Chapter 11, we used cross-currency interest rate swaps (as mentioned above) and occasionally foreign currency forward contracts to manage our exposure to foreign currency risk on certain assets, liabilities and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the Consolidated Balance Sheet under “Other current assets” if the contracts have a net positive fair value, and under “Other current liabilities” if the contracts have a net negative fair value, with changes in the fair value recorded in the consolidated statement of operations under “Other financial items - Gain/(loss) on derivative financial instruments.”

As at December 31, 2017 and 2016, we did not have any outstanding forward currency contracts.

At December 31, 2017, we had no debt exposure to exchange rate fluctuations as the NOK denominated debt facilities were held at the foreign exchange rate as at the filing date.

At December 31, 2016, a 1.0% change in the exchange rate between the U.S. dollar and the Norwegian Krone (NOK) would result in a fair value gain of $1.7 million and a fair value loss of $1.7 million that was reflected in our Consolidated Statements of Operations, based on our cross currency interest rate swaps and currency forward contracts as at December 31, 2016.

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

The following table shows the customers which accounted for more than 10% of the Company’s consolidated revenues:

Customer:	Year ended December 31,
	2017	2016	2015
Statoil	32%	40%	44%
Conoco Phillips	49%	25%	18%
ExxonMobil	—%	25%	25%
Total	8%	10%	13%
Nexen	11%	—%	—%
Total	100%	100%	100%

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
 Not applicable.

B.     WARRANTS AND RIGHTS
 Not applicable.

C.     OTHER SECURITIES
 Not applicable.

D.     AMERICAN DEPOSITARY SHARES
 Not applicable.

PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

The Debtors filing of Bankruptcy on the Petition Date constituted an event of default under our secured credit facilities and unsecured bond facilities and were reported as "Liabilities subject to compromise" on the Consolidated Balance Sheets at December 31, 2017.

During bankruptcy proceedings we continue to make interest payments on the secured credit facilities. These are treated as adequate protection payments which are recognized as a reduction in the principal balance of secured credit facilities held within "Liabilities subject to compromise" in the Consolidated Balance Sheets. $11.4 million has been recognized as adequate protection payments from Petition date to December 31, 2017. The Debtors have discontinued recording interest on unsecured bond facilities classified as liabilities subject to compromise from the Petition Date.  See Note 14 to the Consolidated Financial Statements.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

(a)    Disclosure of controls and procedures.

Management assessed the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15 and Rule 15a-15 of the Exchange Act as of December 31, 2017.
Based upon that evaluation and taking into account the remediation of the material weakness in the internal control over financial reporting set forth in Management's Annual Report on Internal Controls over Financial Reporting below, the Principal Executive Officer and the Principal Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the evaluation date.

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

•
Provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with authorizations of Company's management and directors; and

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

The Company's management with the participation of the Company's Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Company's internal control over financial reporting pursuant to Rule 13a-15 of the Exchange Act as of December 31, 2017.

Management conducted the evaluation of the effectiveness of the internal control over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or ("COSO"), published in its report entitled “Internal Control–Integrated Framework (2013)” and concluded that the material weakness reported within the annual report on form 20-F for the year ended December 31, 2016 had been remediated. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

In our Annual Report on Form 20-F for the year ended December 31, 2016, we reported we had not maintained effective controls over the accounting for interest rate and cross currency swaps. Specifically, the design and execution of controls over the application of accounting principles under U.S. GAAP were ineffective in relation to the inclusion of counterparty credit risk in fair value measurements related to interest rate and cross currency swaps, and the completeness of accounting policy guidance in relation of the inclusion of counterparty credit risk in fair value measurements. This control deficiency resulted in a material misstatement in previously issued financial statements for the year ended December 31, 2015, and the quarters ended March 31, June 30 and September 30, 2016 and therefore required these previously issued financial reports to be restated.

Because of this material weakness, management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2016. As set out below, management completed remediation activities that remediated the material weakness.

(c)    Changes in internal control over financial reporting.

We have completed the remediation activities described below to remediate the material weakness in our reported in our annual report on form 20-F for the year-ended December 31, 2016.
Remediation efforts to address material weakness
Management completed remediation activities to address the material weakness described above. These activities, summarized below, were intended to address the above material weakness and to improve the overall control environment. These activities included:

•	We redesigned the fair value measurement process in respect of derivative financial instruments to include counterparty credit risk;

•	We performed a review of our accounting policy guidance, including a third party review of all accounting policies; and

•	We enhanced the documentation of policies, procedures and responsibilities throughout the financial reporting process.

Management believes the successful completion of these activities has remediated the material weakness. The completion of these activities was subject to senior management review, including Audit Committee oversight. During the period that the remediation activities were in progress, we performed additional control activities, as required, to ensure our financial statements were fairly stated in all material respects.

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

ITEM 16C.    PRINCIPAL ACCOUNTING FEES AND SERVICES
Our principal accountants for the fiscal years ended December 31, 2017 and 2016 was PricewaterhouseCoopers LLP. The following table sets forth the fees related to audit and other services provided by the principal accountants and their affiliates.

(in U.S. dollars)	2017	2016
Audit fees (a)	799,500	795,000
Audit-related fees (b)	70,000	18,000
Taxation fees (c)	—	9,000
All other fees (d)	128,250	4,000
Total	997,750	826,000

a)	Audit Fees
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

e)	Audit Committee’s Pre-Approval Policies and Procedures
Our Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that requires the Board to approve the appointment of our independent auditor before such auditor is engaged, and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2017 and 2016 were approved by the Board pursuant to the pre-approval policy.

ITEM 16D.    EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES
Not applicable

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.    CORPORATE GOVERNANCE

Pursuant to an exception under the NYSE listing standards available to foreign private issuers, while we were listed on the NYSE, we were not required to comply with all of the corporate governance practices followed by U.S. companies under the NYSE listing standards, which are available at www.nyse.com. Pursuant to Section 303.A.11 of the NYSE Listed Company Manual, we are required to list the significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies. Set forth below is a list of those differences.

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

•
Executive Sessions. The NYSE requires that non-management directors of a listed U.S. company meet regularly in executive sessions without management. The NYSE also requires that all independent directors of a listed U.S. company meet in an executive session at least once a year. As permitted under Bermuda law and our Bye-laws, our non-management directors do not regularly hold executive sessions without management and we do not expect them to do so in the future.

•
Audit Committee. The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members. As permitted by the NYSE for foreign private issuers, our audit committee consists of one independent member of our Board of Directors, with such independence determined in compliance with Rule 10A-3 under the Exchange Act. Pursuant to our audit committee charter, the audit committee confers with our independent registered public accounting firm and reviews, evaluates and advises the Board of

Directors concerning the adequacy of our accounting systems, our financial reporting practices, the maintenance of our books and records and our internal controls. In addition, the audit committee reviews the scope of the audit of our financial statements and results thereof.

•
Corporate Governance Guidelines. The NYSE requires U.S. listed companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Bermuda law and we have not adopted such guidelines.

We believe that our established corporate governance practices satisfy the NYSE listing standards applicable to foreign private issuers.

ITEM 16H.    MINE SAFETY DISCLOSURE
Not applicable.

PART III
ITEM 17.    FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18.    FINANCIAL STATEMENTS

The financial statements, together with the reports from PricewaterhouseCoopers LLP thereon, beginning on page F-1, are filed as a part of this annual report.

Financial Statement Schedules

Schedule II - Valuation and Qualifying Accounts

(In US$ millions)		Additions
	Balance at beginning of period	Charge to cost and expenses	Charge to other accounts		Deductions		Balance at end of period
Year ended December 31, 2015
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts receivable	8.3	—	17.1	(a)	(13.3)	(b)	12.1
Valuation allowance on deferred tax assets	—	—	0.4		—		0.4

Year ended December 31, 2016
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts receivable	12.1	—	2.4	(a)	(13.3)	(b)	1.2
Valuation allowance on deferred tax assets	0.4	—	13.1	(c)	—		13.5

Year ended December 31, 2017
Year ended Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts receivable	1.2	—	—	(a)	(1.2)	(b)	—
Valuation allowance on deferred tax assets	13.5	—	(0.8)	(c)	—		12.7

(a)	Increases in provision for disputed accounts receivable - reversal of revenues.

(b)	Releases of accounts receivable provision.

(c)	Amounts related to deferred tax assets recorded for net operating losses, with an offsetting valuation allowance.

ITEM 19.    EXHIBITS

Exhibit Number	Description
1.1	Memorandum of Association of North Atlantic Drilling Ltd. (1)
1.2	Amended and Restated Bye-laws of North Atlantic Drilling Ltd. (2)
1.3
Certificate of Deposit of Memorandum of Reduction of Share Capital of North Atlantic Drilling Ltd. dated December 31, 2015, and Certificate of Deposit of Memorandum of Issued Share Capital of North Atlantic Drilling Ltd. dated December 31, 2015.(6)

4.1	Form of Common Stock Certificate (5)
10.4	Equity Compensation Plan (2)
10.5	Restricted Stock Unit Plan (2)
4.3	General Management Agreement between North Atlantic Drilling Ltd. and North Atlantic Management AS (1)
10.2	Services Agreement between North Atlantic Management AS and Seadrill Management AS (1)
4.6	Cooperation Agreement (3)
10.5	$2,000 Million Senior Secured Credit Facility between North Atlantic Drilling Ltd. and a Syndicate of Banks, dated April 15, 2011 (1)
4.7	Amendment to the $2,000 Million Senior Secured Credit Facility between North Atlantic Drilling Ltd. and a Syndicate of Banks, dated April 28, 2016 (6)
4.8	Amendment to the $2,000 Million Senior Secured Credit Facility between North Atlantic Drilling Ltd. and a Syndicate of Banks, dated March 6, 2017
10.11	$195 Million Related Party Loan between SF Linus Ltd and Ship Finance International Ltd., dated June 28, 2013 (2)
10.12	NOK 1,500 Million Senior Unsecured Bond due 2018 (2)
4.13	Indenture relating to $600 Million 6.25% Senior Unsecured Notes due 2019 (3)
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

4.16	RCF Agreement between North Atlantic Drilling Ltd. and Seadrill Limited dated January 30, 2017, as amended March 14, 2017
8.1	List of Subsidiaries of North Atlantic Drilling Ltd.
14.1	Code of Conduct (1)
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
_____________

(1)	Incorporated by reference to the Company’s Registration Statement on Form F-1 (File No. 333-185394), filed with the Commission on December 12, 2012.

(2)	Incorporated by reference to Amendment No. 1 to the Company's Registration Statement on Form F-1 (File No. 333-185394), filed with the Commission on November 8, 2013.

(3)	Incorporated by reference to the Company`s annual report on Form 20-F, filed with the Commission on April 22, 2014.

(4)	Incorporated by reference to the Company's annual report on Form 20-F, filed with the Commission on April 22, 2015.

(5)	Incorporated by reference to the Company’s Registration Statement on Form 8-A12B, filed with the Commission on January 4, 2016

(6)	Incorporated by reference to the Company`s annual report on Form 20-F, filed with the Commission on April 28, 2016.

†	Certain portions have been omitted pursuant to a confidential treatment request. Omitted information has been filed separately with the Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NORTH ATLANTIC DRILLING LTD.
(Registrant)
Date: April 12, 2018
	By:	/s/ Alf Ragnar Løvdal
	Name:	Alf Ragnar Løvdal
	Title:	Chief Executive Officer of North Atlantic Management AS (Principal Executive Officer of North Atlantic Drilling Ltd.)

NORTH ATLANTIC DRILLING LTD.
(DEBTOR-IN-POSSESSION)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of North Atlantic Drilling Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of North Atlantic Drilling Ltd and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations, of comprehensive loss, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes and schedule of valuation and qualifying accounts for each of the three years in the period ended December 31, 2017 appearing under Item 18 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, on September 12, 2017, the Company and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. Uncertainties inherent in the bankruptcy process raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Notes 1 and 3. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Uxbridge, United Kingdom
April 12, 2018

PricewaterhouseCoopers LLP (United Kingdom) has served as the Company’s auditor since 2015.

NORTH ATLANTIC DRILLING LTD.
(Debtor-in-Possession)
Consolidated Statements of Operations for the years ended December 31, 2017, 2016 and 2015
(In millions of U.S. dollars, except per share data)

		Years Ended December 31,
	Notes	2017	2016	2015

Operating revenues
Contract revenues		252.8	510.1	730.4
Reimbursables		4.7	13.9	17.3
Other revenues		—	10.7	—
Total operating revenues		257.5	534.7	747.7

(Loss)/Gain on disposal		(4.6)	2.4	(82.0)

Operating expenses
Vessel and rig operating expenses *		123.3	181.9	270.8
Reimbursable expenses		4.5	13.1	15.4
Depreciation and amortization		215.7	221.3	221.9
General and administrative expenses *		42.4	30.0	60.1
Total operating expenses		385.9	446.3	568.2

Net operating (loss)/income		(133.0)	90.8	97.5

Financial items
Interest expense *	5	(81.5)	(106.0)	(97.7)
Foreign exchange (loss)/ gain		(19.5)	3.4	28.3
Gain/(loss) on derivative financial instruments		13.0	(9.9)	(35.6)
Reorganization items, net		(57.7)	—	—
Other financial items *		(14.0)	(8.5)	(5.2)
Total financial items		(159.7)	(121.0)	(110.2)

Loss before income taxes		(292.7)	(30.2)	(12.7)
Income taxes	6	6.3	(22.2)	(44.1)
Net loss		(286.4)	(52.4)	(56.8)

Net income attributable to non-controlling interest		11.3	14.4	16.2
Net loss attributable to the shareholders of the Company		(297.7)	(66.8)	(73.0)

Basic loss per share	7	(12.35)	(2.77)	(3.03)
Diluted loss per share	7	(12.35)	(2.77)	(3.03)
Declared dividend per share		—	—	—

*	Includes transactions with related parties. Refer to Note 21 "Related party transactions".

See accompanying notes that are an integral part of these Consolidated Financial Statements.

NORTH ATLANTIC DRILLING LTD.
(Debtor-in-Possession)
Consolidated Statements of Comprehensive Loss
for the years ended December 31, 2017, 2016 and 2015
(In millions of U.S. dollars)

	Years Ended December 31,
	2017	2016	2015

Net loss	(286.4)	(52.4)	(56.8)

Other comprehensive gain/(loss), net of tax:
Actuarial (loss)/gain relating to pension	(2.7)	21.6	34.9
Unrealized gain on interest rate swaps in VIE	1.2	1.2	0.2
Other comprehensive income/(loss), net of tax	(1.5)	22.8	35.1

Total comprehensive loss for the year ended	(287.9)	(29.6)	(21.7)

Total comprehensive income attributable to non-controlling interests	12.5	15.6	16.4
Total comprehensive loss attributable to the shareholders	(300.4)	(45.2)	(38.1)

Note: All items of other comprehensive income/(loss) are stated net of tax.

See accompanying notes that are an integral part of these Consolidated Financial Statements.

NORTH ATLANTIC DRILLING LTD.
(Debtor-in-Possession)
Consolidated Balance Sheets as of December 31, 2017 and 2016
(In millions of U.S. dollars)

	Notes	December 31, 2017	December 31, 2016
ASSETS
Current assets
Cash and cash equivalents		29.5	68.7
Restricted cash	8	4.2	5.2
Accounts receivable, net	9	34.3	76.0
Amount due from related party	21	8.1	11.2
Other current assets	10	18.7	15.1
Total current assets		94.8	176.2

Non-current assets
Drilling units	11	2,325.5	2,528.8
Non-current assets held for sale	12	126.0	128.4
Other non-current assets	13	74.9	85.0
Total non-current assets		2,526.4	2,742.2
Total assets		2,621.2	2,918.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt	14	47.5	1,078.5
Amount due to related party	21	33.2	36.6
Trade accounts payable		8.5	3.2
Tax payable	6	7.9	16.8
Other current liabilities		17.0	125.8
Total current liabilities		114.1	1,260.9

Liabilities subject to compromise		1,978.0	—

Non-current liabilities
Long-term interest bearing debt	14	261.3	880.5
Long term debt to related party	21	121.5	321.2
Deferred taxes	6	39.3	48.4
Pension liabilities	20	5.9	3.2
Other non-current liabilities	16	9.8	18.2

Total non-current liabilities		437.8	1,271.5

Shareholders’ equity
Common shares of par value US$0.10 per share: 24,114,232 shares outstanding at December 31, 2017 (December 31, 2016, 24,114,232 shares outstanding)	17	2.4	2.4
Additional paid in capital		50.3	49.9
Contributed surplus		2,037.6	2,037.6
Contributed deficit		(1,188.4)	(1,188.4)
Accumulated other comprehensive loss	18	(4.8)	(2.1)
Accumulated deficit		(811.1)	(513.4)
Total shareholders’ equity		86.0	386.0
Non controlling interest	25	5.3	—
Total equity		91.3	386.0

Total liabilities and shareholders’ equity		2,621.2	2,918.4

See accompanying notes that are an integral part of these Consolidated Financial Statements.

NORTH ATLANTIC DRILLING LTD.
(Debtor-in-Possession)
Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015
(In millions of U.S. dollars)

	Years Ended December 31,
	2017	2016	2015

Cash Flows from Operating Activities
Net loss	(286.4)	(52.4)	(56.8)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	215.7	221.3	221.9
Amortization of deferred loan charges	4.5	10.0	8.2
Loss/ (gain) on disposal	4.6	(2.4)	82.0
Amortization of tax assets	9.2	9.2	8.8
Payments for long-term maintenance	(10.0)	(22.1)	(30.3)
Reorganization items, net	35.4	—	—
Unrealized gain related to derivative financial instruments	(25.5)	(15.3)	(1.5)
Unrealized foreign exchange loss/(gain) on long-term interest bearing debt	13.9	4.4	(30.6)
Share based payments expense	0.5	0.7	0.6
Deferred income tax (benefit)/expense	(9.1)	(1.8)	23.5

Changes in operating assets and liabilities:
Trade accounts receivable	44.7	23.3	135.8
Trade accounts payable	3.0	(9.1)	5.8
Change in short-term related party receivables and liabilities	35.7	(0.1)	67.1
Other receivables and other assets	(4.5)	3.9	2.6
Change in deferred revenue	(9.6)	(21.7)	(18.3)
Other liabilities	(31.0)	(19.2)	(78.9)
Other, net	(0.1)	—	—
Net cash (used in)/ provided by operating activities	(9.0)	128.7	339.9

See accompanying notes that are an integral part of these Consolidated Financial Statements.

NORTH ATLANTIC DRILLING LTD.
(Debtor-in-Possession)
Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015
(In millions of U.S. dollars)

	Years Ended December 31,
	2017	2016	2015
Cash Flows from Investing Activities
Additions to newbuilding	—	—	(37.8)
Additions to rigs and equipment	(1.8)	—	(5.7)
Change in restricted cash	1.0	1.3	4.5
Net cash (used in)/ provided by investing activities	(0.8)	1.3	(39.0)

Cash Flows from Financing Activities
Repayments of debt	(184.2)	(214.1)	(305.1)
Proceeds from debt	—	—	41.0
Proceeds from related party loan	286.5	—	—
Repayment of related party loan	(131.5)	—	—
Debt fees paid	—	(4.1)	—
Net cash used in financing activities	(29.2)	(218.2)	(264.1)

Effect of exchange rate changes on cash and cash equivalents	(0.2)	6.0	(2.1)

Net (decrease)/increase in cash and cash equivalents	(39.2)	(82.2)	34.7
Cash and cash equivalents at beginning of the period	68.7	150.9	116.2
Cash and cash equivalents at the end of period	29.5	68.7	150.9

Supplementary disclosure of cash flow information
Interest paid, net of capitalized interest	75.6	77.1	77.7
Income taxes paid	3.6	18.2	8.8

See accompanying notes that are an integral part of these Consolidated Financial Statements.

NORTH ATLANTIC DRILLING LTD.
(Debtor-in-Possession)
Consolidated Statements of Changes in Equity for the years ended December 31, 2017, 2016, 2015
(In millions of U.S. dollars)

	Share Capital	Additional paid-in capital	Contributed surplus	Contributed deficit	Retained earnings	Other comprehensive loss	Total Shareholder's equity	NCI	Total equity
Balance at December 31, 2014	1,205.7	48.6	834.3	(1,188.4)	(373.6)	(58.6)	468.0	10.1	478.1
Share based compensation	—	0.6	—	—	—	—	0.6	—	0.6
Other comprehensive income	—	—	—	—	—	34.9	34.9	0.2	35.1
Net (loss)/income	—	—	—	—	(73.0)	—	(73.0)	16.2	(56.8)
Reverse stock split and capital reduction	(1,203.3)	—	1,203.3	—	—	—	—	—	—
Balance at December 31, 2015	2.4	49.2	2,037.6	(1,188.4)	(446.6)	(23.7)	430.5	26.5	457.0
Share based compensation	—	0.7	—	—	—	—	0.7	—	0.7
Other comprehensive income	—	—	—	—	—	21.6	21.6	1.2	22.8
Net (loss)/income	—	—	—	—	(66.8)	—	(66.8)	14.4	(52.4)
Dividends declared to non-controlling interest	—	—	—	—	—	—	—	(42.1)	(42.1)
Balance at December 31, 2016	2.4	49.9	2,037.6	(1,188.4)	(513.4)	(2.1)	386.0	—	386.0
Share based compensation	—	0.4	—	—	—	—	0.4	—	0.4
Other comprehensive income	—	—	—	—	—	(2.7)	(2.7)	1.2	(1.5)
Net (loss)/income	—	—	—	—	(297.7)	—	(297.7)	11.3	(286.4)
Dividends declared to non-controlling interest	—	—	—	—	—	—	—	(7.3)	(7.3)
Balance at December 31, 2017	2.4	50.3	2,037.6	(1,188.4)	(811.1)	(4.8)	86.0	5.3	91.3

See accompanying notes that are an integral part of these Consolidated Financial Statements.

NORTH ATLANTIC DRILLING LTD.
(DEBTOR-IN-POSSESSION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1 - General information
As used herein, and unless otherwise required by the context, the terms “North Atlantic”, “North Atlantic Drilling” or "NADL" refer to North Atlantic Drilling Ltd. and the terms “Company”, “we”, “Group”, “us” and words of similar import refer to North Atlantic Drilling and its consolidated companies for the periods that are consolidated and the consolidated group for the periods that are consolidated. The use herein of such terms as group, organization, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships. The Company was a Norwegian Over The Counter (N-OTC) listed company at December 31, 2013. On January 29, 2014 the Company was listed on the New York Stock Exchange. The NYSE has determined that our common stock is no longer suitable for listing pursuant to Listed Company Manual Section 802.01D because of our announcement on September 12, 2017 that the Company and other consolidated subsidiaries of Seadrill filed prearranged Chapter 11 cases in the Southern District of Texas. In reaching its delisting determination, NYSE Regulation noted that the shareholders of the Company will receive no recovery and therefore continued listing was no longer suitable. The NYSE suspended trading in our common stock prior to the open of markets on September 13, 2017 and subsequently delisted our common stock.

The Company was formed as a wholly owned subsidiary of Seadrill Limited (“Seadrill” or “the Parent”) on February 10, 2011, under the laws of Bermuda to acquire certain continuing businesses of Seadrill in the North Atlantic region. We were registered on the N-OTC list on February 24, 2011. Following the Initial Public offering in January 2014, Seadrill owns 70.4% of the Company.

Through the acquisition of certain Seadrill subsidiaries and investment in newbuildings, the Company has developed into a leading offshore drilling contractor in the North Atlantic Area. As of December 31, 2017, we owned seven offshore drilling rigs, consisting of one drillship, three jack-up rigs and three semi-submersible rigs, for operations in harsh environments. In addition, one semi-submersible rig, the West Rigel, is classified as an asset held for sale as at December 31, 2017.

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

Bankruptcy accounting
North Atlantic Drilling Limited and certain of its direct and indirect consolidated subsidiaries (the “Debtors”) filed voluntary petitions on September 12, 2017 (the "Petition Date") to commence prearranged reorganization proceedings under Chapter 11 of title XI of the United States Bankruptcy Code (“Bankruptcy Code”) in the Southern District of Texas (the “Bankruptcy Court”) [case number 17-60079]. The Debtors also commenced a provisional liquidation proceeding in Bermuda on behalf of the Bermudian entities. During the pendency of the Chapter 11 Proceedings, the Debtors will operate its business as “debtor-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provision of the Bankruptcy Code. Read Note 3 for a discussion of the Chapter 11 proceedings.

The consolidated financial statements have been prepared as if we are a going concern and reflect the application of Accounting Standards Codification 852, Reorganizations ("ASC 852). ASC 852 requires that the financial statements, for periods subsequent to filing bankruptcy petitions, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain expenses, gains and losses that are realized or incurred in the bankruptcy proceedings are recorded in “Reorganization items, net" on the Company’s Consolidated Statements of Operations. In addition, ASC 852 provides for changes in the accounting and presentation of significant items on the consolidated balance sheets, particularly liabilities. Pre-petition obligations that may be impacted by the Chapter 11 reorganization process have been classified on the consolidated balance sheets in liabilities subject to compromise. These liabilities are reported at the amounts expected to be allowed by the Bankruptcy Court, even if they may be settled for lesser amounts.

Going concern
The Company’s consolidated financial statements have been prepared on a going concern basis and contemplate the realization of assets and satisfaction of liabilities in the normal course of business. The Company’s going concern assumption is based on management’s expectation that the current restructuring program, described in Note 3, will alleviate the primary conditions that raise substantial doubt about our ability to continue as a going concern when completed. Furthermore, our business operations are unaffected by the Chapter 11 Proceedings and the restructuring efforts, and we expect to meet our ongoing customer and business counterparty obligations during the course of the proceedings.

We have been engaged in discussions with our banks, potential new investors, existing stakeholders and bondholders in order to restructure our secured credit facilities and unsecured liabilities and infuse our balance sheet with new capital. These collaborative efforts resulted in the signing of a Restructuring

Support and Lock-Up Agreement (“RSA”) on September 12, 2017, subsequently amended on February 26, 2018, which provides for several conditions to be met in order to fully effectuate the intended restructuring. Although we anticipate that our restructuring plan will address our liquidity concerns, uncertainty remains over the Bankruptcy court's approval of our plan of reorganization, and therefore substantial doubt exists over the ability to continue as a going concern for twelve months after the date the financial statement are issued.
The consolidated financial statements do not include any adjustments that might result from the outcome of the going concern uncertainty. Upon emergence from Chapter 11 proceedings adjustments to the carrying values and classifications of our assets and liabilities and the reported amounts of income and expenses could be required and could be material.
For further details of management’s plan to alleviate substantial doubt of going concern, refer to Note 3.

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

Contract revenue
A substantial majority of the Company’s revenues are derived from dayrate based drilling contracts. We recognize dayrate revenues ratably over the contract period when services are rendered. Under some contracts, the Company is entitled to additional payments for meeting or exceeding certain performance targets. Such additional payments are recognized when any contingencies are resolved or upon completion of the drilling program.

The Company may receive lump sum fees for the mobilization of equipment and personnel or for capital additions and upgrades prior to commencement of drilling services. These up-front fees are recognized as revenue over the expected contract term. We may also receive fees for making capital upgrades during the contract. We recognize revenue for such fees over the expected remaining contract term.

In some cases, the Company may receive lump sum or dayrate based fees from customers for demobilization upon completion of a drilling contract, We recognize non-contingent demobilization fees as revenue over the expected contract term. We recognize revenue for contingent demobilization fees are recognized as earned upon completion of the drilling contract.

In some countries, the local government or taxing authority may assess taxes on our revenues. Such taxes may include sales taxes, use taxes, value-added taxes, gross receipts taxes and excise taxes. We generally record tax-assessed revenue transactions on a net basis.

Reimbursable revenue and expenses
Reimbursements received for the purchases of supplies, personnel services and other services provided on behalf of and at the request of our customers in accordance with a contract or agreement are recorded as revenue. The related costs are recorded as reimbursable expenses in the same period.

Related party revenues
Related party revenues relate to management support and administrative services provided to our associates in which we maintain an investment.

Other revenues
In a business combination there may exist unfavorable drilling contracts which are recorded at fair value at the date of acquisition. An unfavorable drilling contract is a contract that has a dayrate which differs from prevailing market rates at the time of acquisition. The net present values of such contracts are recorded as a liability at the purchase date and subsequently recognized as revenue over the contract term.
Other revenues also include amounts recognized as early termination fees under the offshore drilling contracts which have been terminated prior to the contract end date. Contract termination fees are recognized as and when any contingencies or uncertainties are resolved.

Mobilization and demobilization expenses
We incur costs to prepare a drilling unit for a new customer contract and to move the rig to the contract location. We recognize the expense for such mobilization costs over the expected contract term.
We incur costs to transfer a drilling unit to a safe harbor or different geographic area at the end of a contract. We expense such demobilization costs as incurred. We also expense any costs incurred to relocate drilling units that are not under contract.

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

Repairs, maintenance and periodic surveys
Costs related to periodic surveys of drilling rigs are capitalized under drilling rigs and amortized over the anticipated period between overhauls, which is generally five years. Related costs are primarily shipyard costs and the cost of employees directly involved in the work. We include amortization costs for periodic overhauls in depreciation and amortization expense. Costs for other repair and maintenance activities are included in vessel and rig operating expenses and expensed as incurred.

Foreign currencies
The Company and its subsidiaries use the U.S. dollar as their functional currency because most of our revenues and expenses are denominated in U.S. dollars. Accordingly, the Company’s reporting currency is also U.S. dollars.

Transactions in foreign currencies are translated into U.S. dollar at the rates of exchange in effect on the date of the transaction. Foreign currency assets and liabilities are translated using rates of exchange at the balance sheet date. Gains and losses on foreign currency transactions are included in the Company’s Consolidated Statements of Operations.

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

Restricted cash
Restricted cash consists of bank deposits which have been pledged as collateral for certain guarantees issued by a bank or minimum deposits which must be maintained at all times in accordance with contractual arrangements. Restricted cash with maturities longer than one year are classified as non-current assets.

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

Newbuildings are evaluated for impairment according to the impairment of long-lived assets accounting policy described below.

Capitalized interest
Interest expense is capitalized during construction of newbuildings based on accumulated expenditures for the applicable project at the Company’s current rate of borrowing. The amount of interest expense capitalized in an accounting period shall be determined by applying an interest rate (“the capitalization rate”) to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period are based on the rates applicable to borrowings outstanding during the period. The Company does not capitalize amounts beyond the actual interest expense incurred in the period.

If the Company’s financing plans associate a specific new borrowing with a qualifying asset, the Company uses the rate on that loan as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset that this amount does not exceed the amount of the loan. If average accumulated expenditures for the asset exceed the amounts of loans associated with the asset, the capitalization rate to be applied to such excess shall be a weighted average of the rates applicable to other loans of the Company.

During Chapter 11 no interest on newbuildings has been capitalized as interest payments made during bankruptcy proceedings are treated as adequate protection payments.

Drilling units
Rigs, vessels and equipment are recorded at historical cost less accumulated depreciation. The cost of these assets, less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated residual value is taken to be offset by any decommissioning costs that may be incurred. The estimated economic useful life of our floaters and, jack-up rigs, when new, is 30 years.

Significant investments are capitalized and depreciated in accordance with the nature of the investment. Significant investments that are deemed to increase an asset's value for its remaining useful life are capitalized and depreciated over the remaining life of the asset.

Drilling units that are acquired in business combinations are recognized at fair value on date of acquisition.

Cost of property and equipment sold or retired, with the related accumulated depreciation and write-downs are removed from the balance sheet, and resulting gains or losses are included in the consolidated statement of operations.

Assets held for sale
Assets are classified as held for sale when all of the following criteria are met: Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group), the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups), an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated, the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within 1 year. The term probable refers to a future sale that is likely to occur, the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Discontinued operations
If the disposal of a component represents a strategic shift that has had (or will have) a major effect on our operations and financial results, then we present the results of that component as discontinued, provided that the component has either been disposed of or is classified as held for sale at the reporting date.

Equipment
Equipment is recorded at historical cost less accumulated depreciation and is depreciated over its estimated remaining useful life, which is between three and five years depending on the type of asset.

Impairment of Long-Lived Assets
The Company reviews the carrying value of the long-lived assets for impairment whenever events or changes indicate that the carrying amount of an asset may no longer be appropriate. The Company assesses recoverability of the carrying value of the asset by estimating the undiscounted future net cash flows expected to result from the asset, including eventual disposal. If the undiscounted future net cash flows are less than the carrying value of the asset, then the Company compares the carrying value of the intangible asset with the discounted future net cash flows, using relevant weighted average cost of capital to determine an impairment loss to be recognized during the period.

Defined benefit pension plans
The Company has several defined benefit plans which provide retirement, death and early termination benefits. The Company's net obligation is calculated separately for each plan by estimating the amount of the future benefit that employees have earned in return for their cumulative service.

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

Derivative Financial Instruments and Hedging Activities
Historically, the Company's main derivative instruments included interest-rate swap agreements, cross currency swaps and forward exchange contracts which were recorded at fair value. Changes in the fair value of derivatives, which have not been designated as hedging instruments, are recorded as a gain or loss as a separate line item within "financial items" in our Consolidated Statement of Operations.

Changes in the fair value of any derivative instrument that has been formally designated as a hedge, are recognized in "Accumulated other comprehensive income/(loss)" in the Consolidated Balance Sheets. Any change in fair value relating to an ineffective portion of a designated hedge is recognized, in the Consolidated Statement of Operations. When the hedged item affects the income statement, the gain or loss included in Accumulated other comprehensive income is reported on the same line in the consolidated statements of operations as the hedged item.

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

Share-based compensation
The Company has an employee share ownership plan under which our employees, directors and officers may be allocated options to subscribe for new shares in the ultimate parent, Seadrill Limited. The compensation cost for share options is recognized as an expense over the service period based on the fair value of the options granted.
The fair value of the share options issued under employee share option plans is determined at grant date taking into account the terms and conditions upon which the options are granted, and using a valuation technique that is consistent with generally accepted valuation methodologies for pricing financial instruments, and that incorporates all factors and assumptions that knowledgeable, willing market participants would consider in determining fair value. The fair value of the share options is recognized as personnel expenses with a corresponding increase in equity over the period during which the employees become unconditionally entitled to the options. Compensation cost is initially recognized based upon options expected to vest with appropriate adjustments to reflect actual forfeitures. National insurance contributions arising from such incentive programs are expensed when the options are exercised.

The Company also has a Restricted Stock Unit (“RSU”) plan where the holder of an award is entitled to receive shares if still employed at the end of the three year vesting period. There is no requirement for the holder to pay for the share on grant or vesting of the award.

The fair value of the RSU award is calculated as the market share price on grant date. The fair value of the awards expected to vest is recognized as compensation cost straight-line over the vesting period.

Loss contingencies
The Company recognizes a provision in the consolidated balance sheet where the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate of the amount can be made. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Related parties
Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or common significant influence.

Earnings per share
Basic earnings per share ("EPS") is calculated based on the income (loss) for the period available to common stockholders divided by the weighted average number of shares outstanding for basic EPS for the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments. The determination of dilutive earnings per share may require the Company to make adjustments to net income and the weighted average shares outstanding.

Recently Adopted Accounting Standards

We adopted the following accounting standard updates ("ASUs") in the year, none of which had any impact on our consolidated financial statements and related disclosures:

•	ASU 2016-05 - Derivatives and Hedging (Topic 815): Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships (a consensus of the Emerging Issues Task Force)

•	ASU 2016-06 - Derivatives and Hedging (Topic 815): Contingent Put and Call Options in Debt Instruments (a consensus of the Emerging Issues Task Force)

•	ASU 2016-07 - Investments-Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting

•	ASU 2016-09 - Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting

•	ASU 2016-17 - Consolidation (Topic 810): Interests Held through Related Parties that are under Common Control

•	ASU 2016-19 - Technical Corrections and Improvements

Recently Issued Accounting Standards

The FASB have issued the following ASUs that we have not yet adopted but which could affect our consolidated financial statements and related disclosures in future periods.

•	ASU 2014-09 - Revenue from Contracts with Customers (also 2016-8, 2016-10, 2016-11, 2016-12, 2016-20, 2017-13, 2017-14)

•	ASU 2016-01 - Financial Instruments — Recognition and Measurement of Financial Assets and Financial Liabilities

•	ASU 2016-02 - Leases

•	ASU 2016-13 - Financial Instruments — Measurement of Credit Losses on Financial Instruments

•	ASU 2016-15 - Statement of Cash Flows — Classification of Certain Cash Receipts and Cash Payments

•	ASU 2016-16 - Income taxes — Intra-Entity Transfers of Assets other than Inventory

•	ASU 2016-18 - Statement of Cash Flows — Restricted Cash

•	ASU 2017-01 - Business Combinations — Clarifying the Definition of a Business

•	ASU 2017-04 - Intangibles — Simplifying the Test for Goodwill Impairment

•	ASU 2017-05 - Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets ASU 2014-09 - Revenue from contracts with customer

ASU 2014-09 - Revenue from contracts with customers
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements. This new standard supersedes all existing revenue recognition requirements, including most industry-specific guidance. The Company will be required to apply this standard for the year ended December 31, 2018 and for interim periods within that year.
The Company has substantially completed the work to implement the new standard and does not expect the pattern of revenue recognition to materially change as a consequence of adopting the new guidance. The Company plans to use the modified retrospective method to transition to the new standard. This method requires the application of the new standard to all outstanding contracts as of January 1, 2018. Under this method the Company records the cumulative effect of applying the new standard as an adjustment to opening retained earnings.

To apply the standard, the Company was required to assess the core promise made to customers under a drilling contract. The Company has assessed that the core promise is to stand ready to provide drilling services, as directed by customers, over the operating period of a contract. The Company has concluded that this promise is provided as a series of distinct services that are substantially the same and have the same pattern of transfer to the customer. Therefore, the Company follows the so-called series guidance and treats the series of distinct services as a single performance obligation.
Under the series guidance the Company allocates variable contract revenue to either the entire contract or individual periods during the contract, depending on what the variable contract revenue relates to. The Company has concluded that dayrate and bonus revenue relate to individual periods and allocates them accordingly. Mobilization and demobilization revenues don't relate to specific periods and the Company has concluded that it will be allocated to the entire contract, subject to the constraint around revenue reversals which is explained below.
To apply the ASC 606 revenue model, the Company will be required to estimate the value of each component of variable contract revenue each reporting period. The Company will then recognize revenue equal to the estimated value of contract revenue that has been allocated to the current reporting period plus any change in the estimated value of contract revenue that has been allocated to previous reporting periods.
The Company will generally use the most likely amount basis to form estimates of variable contract revenue. However, if there is a range of potential outcomes for a component of variable revenue under a contract it may be appropriate to use an expected value basis instead. The Company only includes estimates of variable contract revenue to the extent that it is probable that there will not be a significant reversal of revenue in a future reporting period.
The application of this revenue model leads to a similar revenue recognition to the approach previously followed under ASC 605. However, the Company has identified several potential differences as set out below:

•
Under ASC 605 the Company recognized contingent demobilization fees as the demobilization was performed at the end of the contract. Under ASC 606 the Company will estimate the amount of contingent demobilization fees each reporting period and recognize the estimated fees over the expected contract term, subject to the constraint that it must be probable that this will not result in a subsequent reversal of revenue in future periods ("reversal constraint").Under ASC 605 the Company recognized disputed dayrates when the revenue became fixed or determinable. Under ASC 606 the Company will estimate the amount of disputed dayrate billings and recognize the estimated amount as revenue in the period the disputed dayrates related to, subject to the reversal constraint.

•
Under ASC 605 the Company recognized contingent early termination fees on a daily basis over the termination period. Under ASC 606 the Company will estimate the amount of early termination fees for any contract that has been early terminated. We will recognize this amount as revenue at the point the contract is early terminated, subject to the reversal constraint.

•
Under ASC 605 the Company did not allocate revenue to customer options. Under ASC 606 the Company will assess whether a customer option provides a material right to the customer. Where a contract includes a customer option that provides a material right we will allocate a proportion of contract revenue to the material right and recognize this either at the point the option expires or when the additional services are provided.

•
Under ASC 605 the Company applied the terms of contract modifications or extensions from the point they became effective. Where a contract was extended we changed the period over which unamortized mobilization revenue was taken to income. Under ASC 606 the Company will account for contract modifications either as separate contracts, a single combined contract or under the cumulative catch up method, depending on the terms of the modification.

As part of the implementation the Company has assessed the open contracts at January 1, 2018 (the "transition date").
Based on the implementation work to date the Company has not identified any material adjustments at the transition date and does not expect material differences between revenue under ASC 605 and ASC 606 going forward. This assessment may change as the Company finalizes work to implement the new standard.

ASU 2016-01 Financial Instruments - Recognition and Measurement of Financial Assets and Financial Liabilities
In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which made targeted improvements to the recognition and measurement of financial assets and financial liabilities.
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
ASU 2016-02 - Leases
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
The Company has started assessing the impact of this standard update on its Consolidated Financial Statements and related disclosures. It has determined that its drilling contracts contain a lease component and therefore adoption of this standard will result in increased disclosure of the Company’s leasing arrangements and may affect the way the Company recognizes revenues associated with the lease and revenue components. Based on the work to date, the Company does not expect the pattern of revenue recognition to change significantly compared to current accounting standards.

The Company is consulting with other drilling companies to fully determine recognition and disclosure under the new standard. The Company may change its initial assessment as it completes the implementation process.

ASU 2016-09 - Compensation-Stock Compensation
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

ASU 2016-13 - Financial Instruments - Measurement of Credit Losses on Financial Instruments
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which revises guidance for the accounting for credit losses on financial instruments within its scope. The new standard introduces an approach, based on expected losses, to estimate credit losses on certain types of financial instruments and modifies the impairment model for available-for-sale debt securities. The guidance will be effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted only from January 1, 2019. Entities are required to apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted.
The Company is in the early stage of evaluating the impact of this standard update. The Company's customers are international oil companies, national oil companies and large independent oil companies. The Company's financial assets are primarily held with counter parties with high credit standing and have historically had a low incidence of bad debt expense. Therefore, the Company does not currently expect this guidance to significantly affect the consolidated financial statements and related disclosures when it adopts it.

ASU 2016-15 - Statement of Cash Flows - Classification of Certain Cash Receipts and Cash Payments
In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments based on a consensus of the Emerging Issues Task Force (EITF), to address the classification of certain cash receipts and cash payments on the statement of cash flows. The new guidance also clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The standard will be effective for annual and interim periods beginning after December 15, 2017, with early adoption permitted. Entities are required to apply the guidance retrospectively.
The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

ASU 2016-16 - Income taxes - Intra Entity Transfers of Assets other than Inventory
In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Income taxes Intra-Entity Transfers of Assets other than Inventory, which requires companies to recognize the income tax effects of intercompany sales or transfers of assets, other than inventory, in the income statement as income tax expense (or benefit) in the period of sale or transfer occurs. The exception to recognizing the income tax effects of intercompany sales or transfers of assets remains in place for intercompany inventory sales and transfers, i.e. companies will still be required to defer the income tax effects of intercompany inventory transactions. The standard will be effective for annual periods beginning after 15 December 2017, with early adoption permitted. Entities are required to apply the guidance on a modified retrospective basis, with the cumulative effect adjustment to retained earnings at the beginning of the period of adoption.

As a result of the modified retrospective application, we will reduce “Other current assets” in our Consolidated Balance Sheet with a cumulative adjustment to retained earnings of approximately $84 million as of January 1, 2018.

ASU 2016-18 - Statement of Cash Flows - Restricted Cash
In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, to address classification of activity related to restricted cash and restricted cash equivalents in the cash flows. The standard eliminates the presentation of transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. When cash, cash equivalents and restricted cash equivalents are presented in more than one line item on the balance sheet, a reconciliation of the totals in the cash flows to the related captions in the balance sheet are required, either on the face of the cash flow or in the notes to the Consolidated Financial Statements. Additional disclosures are required for the nature of the restricted cash and restricted cash equivalents. The standard will be effective for fiscal years beginning after 15 December 2017, and interim periods within those years.
The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

ASU 2017-01 - Business Combinations - Clarifying the Definition of a Business
In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) or assets or businesses. The guidance will be effective for annual and interim periods beginning after December 15, 2017. Entities apply the guidance prospectively. We will apply this standard when we next undertake a business acquisition or disposal.

ASU 2017-05 - Other Income—Gains and Losses from the Derecognition of Non-financial Assets

In February 2017, the FASB issued 2017-05, Other Income - Gains and Losses from the Derecognition of Non-financial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Non-financial Assets. The standard update clarifies that a model consistent with ASC 606 and ASC 810 should be applied to sales of non-financial assets to non-customers. Under this guidance an entity would recognize a gain or loss in full when it transfers control of the asset. The effective date of the guidance will be effective for annual and interim periods beginning after December 15, 2017. The new guidance is consistent with our current practice and therefore the we do not expect this guidance to affect our consolidated financial statements and related disclosures when the we adopt it.

Other accounting standard updates issued by the FASB
As of March 31, 2018, the FASB have issued several further updates not included above. We do not currently expect any of these updates to affect our consolidated financial statements and related disclosures either on transition or in future periods.

Note 3 - Chapter 11 proceedings

Restructuring Agreement and Bankruptcy Proceedings under Chapter 11

Over the past two years we, together with Seadrill, have been engaged in extensive discussions with our secured lenders and potential new money investors regarding the terms of a comprehensive restructuring. These discussions have also included an ad hoc committee of bondholders. The objectives of the restructuring are to build a bridge to a recovery and achieve a sustainable capital structure. Seadrill have proposed to achieve this by extending bank maturities, reducing fixed amortization, amending financial covenants and raising new capital.

On April 4, 2017 Seadrill reached an agreement with its banking group, including our secured lenders, to extend the comprehensive restructuring plan negotiating period until July 31, 2017. Further the related covenant amendments and waivers expiring on June 30, 2017 were extended to September 30, 2017 and lender consent was received to extend the maturity dates of certain facilities falling due within that period. This provided Seadrill and the Company additional time to advance ongoing negotiations regarding the terms of the comprehensive restructuring plan.

In July 2017, Seadrill reached an agreement with its bank group, including our secured lenders, to further extend the date by which a comprehensive restructuring plan must be agreed until September 12, 2017 providing an additional period for negotiations to continue over a comprehensive restructuring plan. Seadrill also extended the maturities of its US$400 million credit facility and the US$450 million credit facility provided to Seadrill Eminence Ltd to September 14, 2017.

The US$440 million facility provided to Seadrill Eminence Ltd was further amended in August 2017 by way of a scheme of arrangement under section 99 of the Companies Act 1981 of Bermuda to align the maturity of the facility with that of (i) our US$400 million credit facility and (ii) the revolving credit facility provided to NADL.

On September 12, 2017, the Company, along with its parent company Seadrill, and other Seadrill subsidiaries, entered into a restructuring support and lock-up agreement, or RSA, with a group of bank lenders, bondholders, certain other stakeholders, and new-money providers. The parties to the RSA represent more than 97% of the loans under the Seadrill group’s 12 credit facilities and approximately 40% of the Seadrill and NADL bonds. Ship Finance International Limited and three of its subsidiaries (“SFL”), which charter three drilling units to the Company Parties, also executed the RSA. In connection with the RSA, the Company Parties entered into an investment agreement (the “Investment Agreement”) under which Hemen Investments Limited (“Hemen”), an affiliate of Seadrill’s largest shareholder Hemen Holding Ltd. and a consortium of investors, including the bondholder parties to the RSA (collectively, the “Commitment Parties”), committed to provide $1.06 billion in new cash commitments, subject to certain terms and conditions (the “Capital Commitment”).

On September 12, 2017, to implement the transactions contemplated by the RSA and Investment Agreement, we, and the other Company Parties (collectively, the "Debtors") commenced prearranged Chapter 11 proceedings under the Bankruptcy Code in the Southern District of Texas [case number 17-60079]. During the course of the bankruptcy proceedings, the Debtors continue to operate their business as a debtor in possession.

On the Petition Date, the Bankruptcy Court issued certain additional customary interim and final orders with respect to the Debtors’ first day motions and other operating motions that allow the Debtors to operate their businesses in the ordinary course. The first-day motions provided for, among other things, the payment of certain pre-petition employee and retiree expenses and benefits, the use of the Debtors’ existing cash management system, the payment of certain pre-petition amounts to certain critical vendors, the ability to pay certain pre-petition taxes and regulatory fees, the payment of certain pre-petition claims owed on account of insurance policies and programs and authorizing the use of cash collateral.

Concurrent with the commencement of the prearranged reorganization proceedings in the Bankruptcy Court, Seadrill, NADL and Sevan (collectively, the “Bermuda Debtors”) commenced provisional liquidation proceedings pursuant to section 161 and 170 of the Bermuda Companies Act 1981 by presenting “winding up” petitions to the Bermuda Court. Upon the application of the Bermuda Debtors, the Bermuda Court appointed three joint provisional liquidators for each of the Bermuda Debtors. Under the order to appoint the joint provisional liquidators, the joint provisional liquidators’ powers are limited such that the Bermuda Debtors’ management team and boards of directors remain in control of the Bermuda Debtors’ day-to-day operations. Upon the appointment of the joint provisional liquidators in respect to each of the Bermuda Debtors, a statutory stay of proceedings in Bermuda against those three entities or their assets automatically arose. The next hearing in the Bermuda Court with respect to the “winding up” petitions was set for April 27, 2018. In addition to the statutory stay, as soon as practicable following the effective date (in accordance with the Plan of Reorganization), the provisional liquidators’ Bermuda law counsel, with the support of the Debtors, will apply for winding up orders in respect of each of the Bermuda Debtors. The join provisional liquidators will also seek formal recognition of the Confirmation Order from the United States Bankruptcy Court in Bermuda

On February 26, 2018 the Debtors filed a second amended joint Chapter 11 plan of reorganization, amended disclosure statement, amendment to the RSA, and amendment to the investment agreement. The amendments were the result of the Debtors reaching a global settlement with the Consenting Stakeholders and certain newbuild counterparties whereby certain creditor parties were included as Commitment Parties to the Investment Agreement, the size of the new cash infusion of the Investment Agreement increased from $1.06 billion to $1.08 billion, certain cash pools were established for the benefit of various creditor groups and also for the fees and expenses of their advisors, immediate cessation of all litigation and discovery efforts on the part of the creditor groups and committees was agreed, and a three month extension to the maturities of the senior credit facilities under the original terms of the RSA was agreed.

The RSA may be terminated upon the occurrence of certain events, including the failure to meet specified milestones relating to the filing, confirmation, and consummation of the Plan, among other requirements, and in the event of certain breaches by the parties under the RSA. The RSA is subject to termination if the effective date of the Plan has not occurred within 11 months of the Petition Date. As a result, there is no assurance the confirmation and effectiveness of the Plan contemplating the RSA will occur.

Plan of Reorganization
Consistent with the RSA, the Debtors filed a proposed plan of reorganization and disclosure statement with the Bankruptcy Court on September 12, 2017, as well as a disclosure statement relating to the proposed plan of reorganization.

Subsequent to September 12, 2017, the Debtors negotiated with its various creditors, including an ad hoc group of holders of unsecured bonds (the “Ad Hoc Group”) and ship yards with which the Debtors had a contractual relationship to build new rigs. On February 26, 2018, the Debtors announced a global settlement with the Ad Hoc Group, the official committee of unsecured creditors (the “Committee”) and other major creditors in its Chapter 11 cases, including Samsung Heavy Industries Co., Ltd. and Daewoo Shipbuilding & Marine Engineering Co., Ltd., two of the Debtors’ newbuild shipyards, and an affiliate of Barclays Bank PLC (“Barclays”), another holder of unsecured bonds. In connection with the global settlement, the Debtors entered into an amendment to the RSA and an amendment to the Investment Agreement. The amendments to the RSA and Investment Agreement provided for the inclusion of the Ad Hoc Group and Barclays into the Capital Commitment as Commitment Parties, increased recoveries for general unsecured creditors of Seadrill, NADL, and Sevan under the plan of reorganization, an agreement regarding the allowed claim of the newbuild shipyards and an immediate cessation of all litigation and discovery efforts in relation to the plan of reorganization.

The Investment Agreement, as amended, provides for certain milestones for the Debtors’ restructuring: (1) the Bankruptcy Court must enter an order confirming the Plan by June 9, 2018 (the “Confirmation Date”) and (2) the effective date of the Plan must occur within 90 days of the Confirmation Date and, in any event, no later than August 8, 2018.

In connection with the global settlement, on February 26, 2018, the Debtors filed a proposed Second Amended Joint Chapter 11 Plan of Reorganization with the Bankruptcy Court (the “Plan”). On February 26, 2018, the Bankruptcy Court entered an order approving (i) the adequacy of the Disclosure Statement, (ii) the solicitation and notice procedures with respect to confirmation of the Debtors’ proposed Plan, (iii) the rights offering procedures for the rights offerings contemplated by the Plan and (iv) other related matters. By the voting deadline of April 5, 2018, the Plan received approval from every single class of creditors and holders of interests entitled to vote, exceeding the required thresholds for acceptance of the Plan. The confirmation hearing for the Plan is currently scheduled for April 17, 2018. If the Plan is confirmed by the Bankruptcy Court, once each of the conditions precedent to the Plan’s effectiveness have been satisfied or waived, the Plan will become effective and each of the Debtors will emerge from the Chapter 11 proceedings.

The Plan provides for, among other things, that:

•	Seadrill Limited and North Atlantic Drilling Limited will be dissolved under the laws of Bermuda following the confirmation of the Plan;

•	the Debtors will enter into amended senior credit facilities with its senior credit facility lenders;

•
holders of general unsecured claims will receive 15% of the common stock of Seadrill Limited’s successor, “New Seadrill” (such shares, “New Seadrill Common Shares”) (prior to dilution by the Primary Structuring Fee and the Employee Incentive Plan as defined below under “-Issuance and Distribution of the New Securities under the Plan and the Investment Agreement”);

•
the Debtors will conduct the rights offerings described below under “-Rights Offering,” with certain non-eligible holders of general unsecured claims entitled to participate pro rata in a $23 million cash recovery pool;

•
an additional $17 million in cash will be distributed to holders of general unsecured claims, other than claims held by the Commitment Parties as of September 12, 2017 or January 5, 2018, as applicable;

•	an additional $17 million in cash, less fees and expenses, will be distributed to the shipyards; and

•
if the general unsecured claims vote in favor of the Plan, holders of Seadrill’s existing equity will receive 2% of the New Seadrill Common Shares (prior to dilution by the Primary Structuring Fee and the Employee Incentive Plan defined below under “-Issuance and Distribution of the New Securities under the Plan and the Investment Agreement”).

Assuming that the Plan is confirmed and becomes effective, we expect our existing common stock will be cancelled on the effective date of the Plan, with no recoveries to holders of our common stock, and we will become a wholly owned subsidiary of Seadrill.

The RSA may be terminated upon the occurrence of certain events, including the failure to meet specified milestones relating to the filing, confirmation, and consummation of the Plan, among other requirements, and in the event of certain breaches by the parties under the RSA. The Restructuring Support Agreement is subject to termination if the effective date of the Plan has not occurred within 11 months of the Petition Date. As a result, there is no assurance the confirmation and effectiveness of the Plan contemplating the RSA will occur.

Rights Offerings
Pursuant to the Plan and an order of the Bankruptcy Court approving the rights offering procedures, eligible holders in certain classes of general unsecured claims against the Debtors will be offered the right to participate in (i) a rights offering (the “Notes Rights Offering”) of up to $119.1 million in aggregate principal amount of new secured notes (“New Secured Notes”) to be issued by a subsidiary of New Seadrill (“NSNCo”) and a corresponding pro rata portion of 57.5% of New Seadrill Common Shares issued to holders who participate in the Notes Rights Offering and (ii) a rights offering of up to $48.1 million in value of New Seadrill Common Shares (the “Equity Rights Offering”). The New Secured Notes and the New Seadrill Common Shares to be acquired by the Commitment Parties under the Investment Agreement will be reduced to the extent the rights are exercised in each of the Notes Rights Offering and the Equity Rights Offering. The Commitment Parties will not participate in either the Notes Rights Offering or the Equity Rights Offering in accordance with the terms of the Investment Agreement.

Issuance and Distribution of the New Securities under the Plan and the Investment Agreement
Subject to the terms and conditions of the Plan and the amended Investment Agreement, on the Effective Date, (i) NSNCo will issue approximately $880 million in principal amount of New Secured Notes; and (ii) New Seadrill expects to issue:

•
up to 25% of the New Seadrill Common Shares (prior to dilution by the Primary Structuring Fee and the Employee Incentive Plan), plus any excess New Seadrill Common Shares, in exchange for $200 million paid in cash by the Commitment Parties to the Investment Agreement, which amount paid by the Commitment Parties will be reduced by an amount up to $48.1 million paid by participants in the Equity Rights Offering;

•
up to 57.5% of the New Seadrill Common Shares (prior to dilution by the Primary Structuring Fee and the Employee Incentive Plan) to the purchasers of the New Secured Notes, which will include the Commitment Parties and the participants in the Notes Rights Offering, on a pro rata basis in accordance with the amount of New Secured Notes issued to such purchasers;

•
(i) 5% of the New Seadrill Common Shares (prior to dilution by the Employee Incentive Plan) to Hemen on account of a primary structuring fee (the “Primary Structuring Fee”) and (ii) 0.5% of the New Seadrill Common Shares to certain other Commitment Parties (prior to dilution by the Primary Structuring Fee and the Employee Incentive Plan) on a pro rata basis in accordance with each such Commitment Party’s respective equity commitment percentage.

Subject to the conditions of the Investment Agreement, the Commitment Parties agreed to purchase the full principal amount of the New Secured Notes and the associated 57.5% of the New Seadrill Common Shares (prior to dilution by the Primary Structuring Fee and the Employee Incentive Plan) for $880 million in cash, less the principal amount purchased by participants in the Notes Rights Offering.

On the Effective Date, an employee incentive plan will be implemented by New Seadrill (the “Employee Incentive Plan”) which will (a) reserve an aggregate of 10% of the New Seadrill Common Shares, on a fully diluted, fully distributed basis, for grants made from time to time to employees of New Seadrill; and (b) otherwise contain terms and conditions (including with respect to participants, allocation, structure, and timing of issuance) generally consistent with those prevailing in the market at the discretion of the board of directors of New Seadrill.

Assuming that the Plan is confirmed and becomes effective, we expect our existing common stock will be cancelled on the effective date of the Plan, with no recoveries to holders of our common stock, and we will become a wholly owned subsidiary of Seadrill.

Liabilities subject to compromise
Liabilities subject to compromise distinguish pre-petition liabilities which may be affected by the Chapter 11 proceedings from those that are not (such as fully secured liabilities that are not expected to be compromised) and those post-petition. These amounts represent our allowed claims and our best estimate of claims expected to be allowed which will be resolved as part of the bankruptcy proceedings.

Liabilities subject to compromise represent our estimate of known or potential pre-petition claims to be resolved in connection with the Chapter 11 proceedings. Such claims remain subject to future adjustments which may result from: (i) negotiations; (ii) actions of the Bankruptcy Court; (iii) disputed claims; (iv) rejection of executory contracts and unexpired leases; (v) the determination as to the value of any collateral securing claims; (vi) proofs of claim; or (vii) other events. Such future adjustments will potentially be material.

Liabilities subject to compromise include the following:

December 31, 2017
Senior undersecured or impaired external debt	896.7
Unsecured bonds	594.4
Derivatives previously recorded at fair value	74.9
Accounts payable and other liabilities	6.7
Accrued interest payable	4.3
Amount due to related party	401.0
Liabilities subject to compromise	1,978.0

While operating as a Debtor-in-Possession under Chapter 11 of the Bankruptcy Code, the Debtor may sell, otherwise dispose of, or liquidate assets, or settle liabilities, subject to the approval of the Bankruptcy Court or otherwise as permitted in the ordinary course of business, at amounts other than those reflected in the Consolidated Financial Statements. Moreover, a plan of reorganization could materially change the amounts and classifications of assets and liabilities in the historical Consolidated Financial Statements.

Interest expense
During bankruptcy proceedings we continue to make interest payments on the secured credit facilities. These are treated as adequate protection payments which are recognized as a reduction in the principal balance of secured credit facilities held within "Liabilities subject to compromise" in the Consolidated Balance Sheets. $11.4 million of adequate protection payments have been recognized from Petition date to December 31, 2017.

The Debtors have discontinued recording interest on unsecured bond facilities classified as liabilities subject to compromise from the Petition Date. Contractual interest on liabilities subject to compromise not reflected in the Consolidated Statement of Operations was $25 million.

Potential claims
The Debtors have filed with the Bankruptcy Court schedules and statements setting forth, among other things, the assets and liabilities of the Debtors, subject to the assumptions filed in connection therewith. The schedules and statements may be subject to further amendment or modification after filing.

All holders of pre-petition claims except governmental units were required to file proofs of claim by January 3, 2018 (the ‘‘Bar Date’’). Governmental units holding claims against the Debtors are required to file proof of claim by March 12, 2018. As of April 4, 2018, 152 claims totaling approximately $926.0 million had been filed with the Bankruptcy Court against the Debtors. It is possible that claimants will file amended claims in the future, including claims amended to assign values to claims originally filed with no designated value. Through the claims resolution process, we have identified, and we expect to continue to identify, claims that we believe should be disallowed by the Bankruptcy Court because they are duplicative, have been later amended or superseded, are without merit, are overstated or for other reasons. We will file objections with the Bankruptcy Court as necessary for claims we believe should be disallowed. Claims we believe are allowable are reflected in ‘‘Liabilities Subject to Compromise’’ in the Consolidated Balance Sheets.

Through the claims resolution process, differences in amounts scheduled by the Debtors and claims filed by creditors will be investigated and resolved, including through the filing of objections with the Bankruptcy Court where appropriate. In light of the number of claims filed, the claims resolution process will take additional time to complete, and it may continue after our emergence from bankruptcy. Accordingly, the ultimate number and amount of allowed claims is not presently known, nor can the ultimate recovery with respect to allowed claims be presently ascertained.

Executory Contracts
Under the Bankruptcy Code, the Debtors have the right to assume, amend and assume, or reject certain contracts, subject to the approval of the Bankruptcy Court and certain other conditions. Generally, the assumption of a contract requires a debtor to satisfy pre-petition obligations under the contract, which may include payment of pre-petition liabilities in whole or in part. Rejection of a contract is typically treated as a breach occurring as of the moment immediately preceding the Chapter 11 filing. Subject to certain exceptions, this rejection relieves the debtor from performing its future obligations under the contract but entitles the counterparty to assert a pre-petition general unsecured claim for damages. Parties to contracts rejected by a debtor may file proofs of claim against that debtor’s estate for damages.

On March 22, 2018, the Debtors filed the Plan supplement, which included a schedule of assumed contracts and a schedule of rejected contracts, and since then have filed amended plan supplements and additional motions with respect to assumed and rejected contracts. The Debtors continue to review and analyze their contractual obligations to move contracts from the schedule of assumed contracts to the schedule of rejected contracts or from the schedule of rejected contracts to the schedule of amended contracts.

Reorganization items, net
Incremental costs incurred directly as a result of the Bankruptcy Filing and gains on the settlement of liabilities under the Plan are classified as “Reorganization items, net” in the Consolidated Statements of Operations. The following table summarizes reorganization items:

December 31, 2017
Advisory and professional fees	22.4
Unamortized debt issuance costs	3.9
Gain or loss on pre-petition allowable claims	0.2
Interest income on surplus cash invested	(0.1)
Reversal of issuing entities credit risk on derivatives	31.3
Reorganization Items	57.7

For the year ended December 31, 2017, NADL paid approximately $22.3 million for reorganization items, net in cash.

Condensed Combined Debtor Financial Information
When one or more entities in the consolidated group are in bankruptcy and one or more entities in the consolidated group are not in bankruptcy, the reporting entity is required to disclose the condensed combined financial statements of only the entities in bankruptcy. The financial statements below represent the Condensed Combined Financial Statements of the entities that filed for bankruptcy (“debtor in possession” or “DIP”). Intercompany transactions between the Debtors have been eliminated in the financial statements herein.

Debtors Condensed Combined Balance Sheet (in US$ millions) as at December 31, 2017

December 31, 2017
ASSETS
Current assets
Cash and cash equivalents	19.4
Restricted cash	4.2
Accounts receivable, net	34.3
Amount due from related party	5.4
Other current assets	18.8
Intercompany current assets	5.4
Total current assets	87.5

Non-current assets
Drilling units	2,325.5
Equipment	0.2
Shares in subsidiaries	1,657.8
Other non-current assets	74.6
Intercompany non-current assets	218.4
Total non-current assets	4,276.5
Total assets	4,364.0

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Amount due to related party	28.9
Trade accounts payable	8.4
Other current liabilities	24.4
Intercompany current liabilities	38.7
Total current liabilities	100.4

Liabilities subject to compromise	1,976.8

Non-current liabilities
Deferred taxes	39.3
Other non-current liabilities	15.7
Intercompany non-current liabilities	396.1
Total non-current liabilities	451.1

Total equity	1,835.7

Total liabilities and shareholders’ equity	4,364.0

Condensed Combined Statement of Operations (in US$ millions) for the period of September 12, 2017 to December 31, 2017

December 31, 2017
Operating revenues
Contract revenues	70.9
Reimbursables	1.2
Intercompany revenues	0.0
Total operating revenues	72.1

Loss on disposal	(91.4)

Operating expenses
Intercompany expenses	(4.5)
Vessel and rig operating expenses *	(38.3)
Reimbursable expenses	(1.2)
Depreciation and amortization	(65.9)
Related party expenses	0.1
Total operating expenses	(109.8)

Net operating loss	(129.1)

Financial items and other income/(expense), net
Interest income/(expense), net *	2.5
Foreign exchange loss	(3.1)
Reorganization items, net	(57.7)
Other financial items *	(7.9)
Total financial items	(66.2)

Loss before income taxes	(195.3)
Income taxes	(22.0)
Net loss	(217.3)

Net income attributable to non-controlling interest	—
Net loss attributable to the shareholders of the Company	(217.3)

*	Includes transactions with related parties. Refer to Note 21 "Related party transactions".

Debtors' Condensed Combined Statement of Cash Flows (in US$ millions) for the period of September 12, 2017 and December 31, 2017

December 31, 2017
Net cash used in operating activities	(5.4)

Cash Flows from Investing Activities
Additions to rigs and equipment	(1.8)
Change in restricted cash	(2.8)
Net cash provided by investing activities	(4.6)

Cash Flows from Financing Activities
Repayments of debt	(11.5)
Net cash used in financing activities	(11.5)

Effect of exchange rate changes on cash and cash equivalents	(0.2)

Net decrease in cash and cash equivalents	(21.7)
Cash and cash equivalents at beginning of the period	41.1
Cash and cash equivalents at the end of period	19.4

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

Geographic segment data
Revenues are attributed to geographical segments based on the country of operations for drilling activities; that is, the country where the revenues are generated. The following presents the Company’s revenue by geographic area:

	Year ended December 31,
(In millions of U.S. dollars)	2017	2016	2015
Norway	210.0	483.2	648.6
United Kingdom	47.5	51.5	99.1
Total	257.5	534.7	747.7

As of December 31, 2017, one of the Company’s drilling rigs, with a net book value of $574.6 million, was located in the United Kingdom and all other rigs were located in Norway. At December 31, 2016, one drilling rig, with a net book value of $610.3 million, was located in United Kingdom and all other rigs were located in Norway. Asset location at the end of the period is not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during the period.

Major Customers
In the years ended December 31, 2017, 2016 and 2015, the Company had the following customers with contract revenues greater than 10% in any of the years presented:

	Year ended December 31,
Contract revenue split by client	2017	2016	2015
Statoil	32%	40%	44%
ExxonMobil	—%	25%	25%
Conoco Phillips	49%	25%	18%
Total	8%	10%	13%
Nexen	11%	—%	—%
Total	100%	100%	100%

Note 5 - Interest expense

(In millions of U.S. dollars)	Years ended December 31
	2017	2016	2015
Gross interest expense	81.5	106.0	105.0
Capitalized interest	—	—	7.3
Net interest expense	81.5	106.0	97.7

During bankruptcy proceedings we continue to make interest payments on secured credit facilities classified as liabilities subject to compromise. These are treated as adequate protection payments which are recognized as a reduction in the principal balance of secured credit facilities held within "Liabilities subject to compromise" in the Consolidated Balance Sheet. $11.4 million of adequate protection payments have been recognized from Petition date to December 31, 2017.

The Debtors have discontinued recording interest on unsecured bond facilities classified as liabilities subject to compromise from the Petition Date.

Non-Debtors continue to pay interest under the normal contractual terms, which continue to be recognized in the Statement of Operations.

Note 6 – Taxation

Income taxes consist of the following:

	Year ended December 31,
(In millions of U.S. dollars)	2017	2016	2015

Current tax (benefit)/expense:
Bermuda	—	—	—
Foreign	(7.1)	21.8	19.5
Deferred tax expense:
Foreign	(8.3)	(8.7)	15.5
Amortization of tax effect on internal sale of assets	9.1	9.1	9.1
Total provision	(6.3)	22.2	44.1

Effective tax rate	2.2%	-73.5%	-347.2%

The effective tax rate for the year ended December 31, 2017, 2016 and 2015 was 2.2%, -73.5% and -347.2% respectively. The decrease in tax expense is primarily attributable to lower operating income, benefit from re-measurement of deferred tax liability due to decrease in Norway corporate income tax rate, and various prior period adjustments.

We are headquartered in Bermuda where a tax exemption has been granted until 2035.  Other jurisdictions in which the Company and its subsidiaries operate are taxable based on rig operations. A loss in one jurisdiction may not be offset against taxable income in another jurisdiction. Thus, the Company may pay tax within some jurisdictions even though it might have losses in others.

The income taxes for the years ended December 31, 2017, 2016 and 2015 differed from the amount computed by applying the Bermuda statutory income tax rate of 0% as follows:

	Year ended December 31,
(In millions of U.S. dollars)	2017	2016	2015
Income taxes at statutory rate	—	—	—
Effect of amortization of tax on internal sale of assets	9.1	9.1	9.1
Effect of unremitted earnings of subsidiaries	2.7	(3.5)	21.4
Effect of taxable income in various countries	(18.1)	16.6	13.6
Total	(6.3)	22.2	44.1

During the year ended December 31, 2015, the Company reviewed its assertion of indefinite reinvestment of unremitted earnings of subsidiaries and determined that, due to the cash needs of the Company caused by the recent industry trend in the market, the Company no longer considers such earnings to be indefinitely reinvested. The Company has recognized a deferred tax liability relating to the unremitted earnings of subsidiaries of $20.6 million in 2017 ($17.9 million in 2016).

Deferred income taxes
Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax assets (liabilities) consist of the following:

Deferred tax assets:

(In millions of U.S. dollars)	December 31, 2017	December 31, 2016
Loss carry forward	12.8	13.5
Other	—	—
Gross deferred tax asset	12.8	13.5
Valuation allowance related to net operating losses carried forward	(12.8)	(13.5)
Net deferred tax asset	—	—

Deferred tax liability:

(In millions of U.S. dollars)	December 31, 2017	December 31, 2016
Long term maintenance	18.6	30.0
Unremitted Earnings of Subsidiaries	20.6	17.9
Other	0.1	0.5
Gross deferred tax liability	39.3	48.4

Net deferred tax liability	39.3	48.4

As of December 31, 2017, deferred tax assets related to net operating loss ("NOL") carryforwards were $12.8 million, which can be used to offset future taxable income.
A valuation allowance of $12.8 million as at December 31, 2017 on the NOL carryforwards results has been recorded where we do not expect to generate future taxable income.

Uncertain tax positions
As of December 31, 2017, we had uncertain tax positions of $7.9 million, of which $1.2 million was included in other current liabilities and $6.7 million was included in other non-current liabilities. The changes to our uncertain tax positions were as follows:

	Year ended December 31,
(In millions of U.S. dollars)	2017	2016	2015
Balance beginning of period	7.9	—	—
Increases as a result of positions taken in prior periods	—	7.9	—
Balance end of period	7.9	7.9	—

Accrued interest and penalties was $0.1 million as of December 31, 2017 and was included in other liabilities on our consolidated balance sheets. We recognized expenses of $0.1 million during the year ended December 31, 2017 related to interest and penalties for unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of operations. As of December 31, 2017, if recognized, $8.0 million of our unrecognized tax benefits, including interest and penalties, would have a favorable impact on our effective tax rate.

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

Note 7 – Loss per share

The computation of basic earnings per share (“EPS”) is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(In millions of U.S. dollars)	Year ended December 31,
	2017	2016	2015

Net loss attributable to shareholders	(297.7)	(66.8)	(73.0)
Effect of dilution	—	—	—
Diluted net loss attributable to stockholders	(297.7)	(66.8)	(73.0)

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(In millions of U.S. dollars)	Year ended December 31,
	2017	2016	2015

Basic loss per share:
Weighted average number of common shares outstanding	24.1	24.1	24.1

Diluted loss per share:
Weighted average number of common shares outstanding	24.1	24.1	24.1
Effect of dilution	—	—	—
Diluted numbers of shares	24.1	24.1	24.1

Basic loss per share (U.S. dollars)	(12.35)	(2.77)	(3.03)
Diluted loss per share (U.S. dollars)	(12.35)	(2.77)	(3.03)
* As a result of the 1 for 10 reverse stock split and capital reduction, the earnings per share has been retrospectively adjusted. Refer to Note 17 "Common Share Capital" for more information

Interests in the existing NADL common shares will be extinguished under the Plan. Holders of existing NADL common shares are expected to receive no recovery. The RSA contemplates certain releases and exculpations and implementation of a customary equity-based employee incentive plan at closing. The transactions contemplated by the RSA are subject to court approval and other terms and conditions.

Note 8 – Restricted cash

Short term restricted cash of $4.2 million and $5.2 million at December 31, 2017 and 2016, respectively, mainly relates to tax withholding deposits.

Note 9 – Accounts receivable

Accounts receivable are presented net of allowances for doubtful accounts. The allowance for doubtful accounts receivables at December 31, 2017 was $0.0 million (2016: $1.2 million, 2015: $12.1 million).

The Company did not recognize any bad debt expense in 2017, 2016 or 2015, but has instead reduced contract revenue for any disputed amounts.

Note 10 – Other current assets

(In millions of U.S. dollars)	December 31, 2017	December 31, 2016
Reimbursable amounts due from customers	3.9	1.7
Prepaid expenses	3.9	1.3
Deferred tax effect of internal transfer of assets – current portion	9.2	9.2
Derivative financial instruments (1)	—	1.4
VAT receivables	0.7	0.8
Other	1.0	0.7
Total other current assets	18.7	15.1

(1)
Derivative financial instruments consist of unrealized gain on interest rate swaps. On filing for Chapter 11, an event of default under each of our derivative agreements was triggered, resulting in the termination of the derivative financial instruments on September 13, 2017. As a result, the outstanding derivative balance was held at the counterparty claimed value within "Liabilities subject to compromise" on the Consolidated Balance Sheet as at December 31, 2017. Additional disclosure has been provided in Note 22 "Risk management and financial instruments".

Note 11 – Drilling rigs

(In millions of U.S. dollars)	December 31, 2017	December 31, 2016
Cost	4,139.8	4,128.2
Accumulated depreciation	(1,814.3)	(1,599.4)
Net book value	2,325.5	2,528.8

Depreciation and amortization expense was $215.7 million, $221.3 million and $221.9 million for the years ended December 31, 2017, 2016 and 2015 respectively.

Note 12 – Non-current asset held for sale

On December 2, 2015, the Company signed an amendment with Jurong Shipyard ("Jurong") for the deferral of the delivery of the semi-submersible drilling unit, the West Rigel (the "Unit"). The deferral period originally lasted until June 2, 2016, but was then subsequently extended to July, 2018.

Following completion of the deferral period, the Company and Jurong agreed to form a Joint Asset Holding Company for joint ownership of the Unit, to be owned 23% by the Company and 77% by Jurong, in the event no employment was secured for the Unit and no alternative transaction is completed. Until the end of the deferral period, the Company continued to market the unit for an acceptable drilling contract, and the Unit remained at the Jurong Shipyard in Singapore. On December 26,2017, Jurong announced that a sale agreement, subject to conditions has been signed for West Rigel.

On April 5, 2018, we entered into a settlement and release agreement, subject to Bankruptcy Court approval, with Jurong in respect of the West Rigel whereby we agreed that the share of sale proceeds from the sale of the West Rigel by Jurong would be $126 million. We consider that this agreement provides additional evidence for the value of the asset held for sale at December 31, 2017, and have therefore reflected the agreed share of proceeds in the sales value of the asset held for sale at the balance sheet date, recognizing a $2 million loss on disposal.

(In millions of U.S. dollars)	December 31, 2017	December 31, 2016
Opening balance	126.0	128.4
Closing balance at the end of the period	126.0	128.4

Note 13 – Other non-current assets

(In millions of U.S. dollars)	December 31, 2017	December 31, 2016
Deferred tax effect of internal transfer of assets –long term portion	74.8	83.7
Other, including Equipment	0.1	1.3
Total other non-current assets	74.9	85.0

Note 14 – Long-term interest bearing debt

As of December 31, 2017 and December 31, 2016, the Company had the following debt facilities:

(In millions of U.S. dollars)	December 31, 2017	December 31, 2016
Credit facilities:
US$2,000 facility (1)	896.7	1,033.3
US $475 facility	308.8	356.3
Total credit facilities	1,205.5	1,389.6

Bonds:
NOK 1,500 bond* (2)	191.4	174.7
US$600 bond** (2)	600.0	600.0
Total bonds	791.4	774.7

Related Party Loans
Loan provided by related party	121.5	125.0
Total interest bearing debt	2,118.4	2,289.3

Total debt principal	2,118.4	2,289.3
Less: External debt balance held as subject to compromise	(1,491.1)	—
Less: Related party balance held as subject to compromise	(197.0)	—
Debt balance not subject to compromise	430.3	2,289.3
Less: current interest bearing debt not subject to compromise	(47.5)	(1,084.8)
Less: current related party share of long term debt not subject to compromise	—	(36.6)
Long-term portion of external and related party debt	382.8	1,167.9

(1)	Denotes impaired secured credit facilities that were reclassified to "Liabilities subject to compromise" on September 12, 2017

(2)	Denotes unsecured bonds that were reclassified to "Liabilities subject to compromise" on September 12, 2017

* Seadrill is the owner of 5.5% of the bond, this portion of $10.4 million is presented as a related party liability in the Company's consolidated balance sheet. Refer to Note 21 "Related party transactions". This portion has subsequently been reclassified to Liabilities subject to compromise under 'Amounts due to related parties'.
** Seadrill is the owner of 31.1% of the bond, this portion of $186.6 million is presented as a related party liability in the Company's consolidated balance sheet. Refer to Note 21 "Related party transactions". This portion has subsequently been reclassified to Liabilities subject to compromise under 'Amounts due to related parties'.

The Debtors filing of Bankruptcy on the Petition Date constituted an event of default under our secured credit facilities and unsecured bond facilities and were reported as "Liabilities subject to compromise" on the Consolidated Balance Sheets at December 31, 2017.

During bankruptcy proceedings we continue to make interest payments on the secured credit facilities. These are treated as adequate protection payments which are recognized as a reduction in the principal balance of secured credit facilities held within "Liabilities subject to compromise" in the Consolidated Balance Sheets. $11.4 million has been recognized as adequate protection payments from Petition date to December 31, 2017. The Debtors have discontinued recording interest on unsecured bond facilities classified as liabilities subject to compromise from the Petition Date.

On filing for Chapter 11, $3.9 million of unamortized debt issuance costs on the impaired secured credit facilities and unsecured bonds were expensed and recognized within "Reorganization items" in the Consolidated Statement of Operations. Details of the debt issuance costs netted against the non-impaired current and long-term debt for each of the periods presented are shown below.

Details of the debt issuance costs netted against the current and long-term external debt for each of the periods presented are shown below:

Outstanding debt as at December 31, 2017
(In millions of U.S dollars)	Principal outstanding	Less: Debt Issuance Costs	Total Debt
Debt due within one year	47.5	—	47.5
Long-term debt	261.3	—	261.3
Debt held as subject to compromise	1,491.1	—	1,491.1
Total external debt	1,799.9	—	1,799.9

Outstanding debt as at December 31, 2016
(In millions of U.S dollars)	Principal outstanding	Less: Debt Issuance Costs	Total Debt
Debt due within one year	1,084.8	(6.3)	1,078.5
Long-term debt	883.3	(2.8)	880.5
Total external debt	1,968.1	(9.1)	1,959.0

The outstanding debt not subject to compromise as of December 31, 2017 is repayable as follows:

(In millions of U.S. dollars)	Year ending December 31,
Year ended December 31, 2018	47.5
Year ended December 31, 2019	261.3
Year ended December 31, 2020	—
Year ended December 31, 2021	—
Year ended December 31, 2022	122.1
Year ended December 31, 2023 and thereafter	—
Total external and related party debt principal outstanding	430.9

Credit facilities subject to compromise
The following facilities were held within Liabilities Subject to Compromise as at December 31, 2017.

$2,000 million senior secured credit facility
In April 2011, a $2,000 million senior secured credit facility was entered into with Seadrill to fund the Company’s acquisition of West Phoenix, West Navigator, West Alpha, West Epsilon, West Venture, and West Elara, which have been pledged as security. The net book value at December 31, 2017 of units pledged as security was $1,810.0 million. The $2,000 million senior secured credit facility has a 6-year term, with a balloon payment of $950 million at maturity. The loan bears interest of LIBOR plus 2.0% per annum.

As at December 31, 2017, the outstanding balance under the facility was $896.7 million, compared to $1,033.3 million as at December 31, 2016.The outstanding balance represents the final balloon payment of $908 million offset by adequate protection payments made after September 12, 2017 of $11 million. On April 28, 2016, we executed maturity extension agreements to extend the maturity of this facility from April 15, 2017 to June 30, 2017. On April 4, 2017, we obtained an extension agreement to extend the maturity until September 14, 2017. This remains outstanding as at December 31, 2017 as a result of the RSA entered into on September 12, 2017.

As at December 31, 2017, $50 million was undrawn under this facility, which bears a commitment fee of 40% of the margin. The Company is currently restricted from using this undrawn capacity, however, due to restrictive covenants contained within the loan agreements.

The facility contains a loan-to-value clause, which could require NADL, to post additional collateral or prepay a portion of the outstanding borrowings should the market value of the drilling units fall below 135% of the outstanding loan, however following the amendment made in April 2017, this covenant has been suspended. As part of the RSA entered into on September 12, 2017, the lenders have agreed to waive any breach of, or default under, our debt agreements after this date, which arise as a result of or are, directly or indirectly, related to the commencement of Chapter 11 proceedings of any of the steps contemplated in, or to be undertaken pursuant to, the RSA including any failure to comply with any of the financial covenants in the debt agreement.

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

Credit facilities not subject to compromise

$475 million secured term loan
This facility is not subject to compromise as the SFL entity did not file for bankruptcy under Chapter 11.
In October 2013, SFL Linus Ltd entered into a $475 million secured term loan and revolving credit facility with a syndicate of banks to fund the acquisition of West Linus, which has been pledged as security. As at December 31, 2017 the net book value of the West Linus pledged as security was $515.5 million. SFL Linus Ltd drew down on the loan at the delivery date of the rig in February 2014. The facility bears interest of LIBOR plus a margin of 2.75% and is repayable over a term of five years. A balloon payment of $242 million is due on maturity in June 2019. SFL Linus Ltd. entered into interest swap arrangements in July, 2013, in order to mitigate exposure to variability in cash flows for future interest payments on this loan. Refer also to Note 22 "Risk management and financial instruments" for additional details. During the year ended December 31, 2017 draw downs of $50.0 million were made from the revolving credit facility and the Company made repayments totaling $47.7 million. As at December 31, 2017, the outstanding balance under the facility was $308.8 million, compared to $356.3 million as at December 31, 2016. There is no undrawn capacity on this facility at December 31, 2017.

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

Unsecured Bonds subject to compromise
The following unsecured bonds are included in Liabilities Subject to Compromise in the consolidated balance sheet as of December 31, 2017. Following the Chapter 11 filing, the exchange rates on the unsecured bonds were fixed at the Filing date.

NOK 1,500 million Senior Unsecured Bond
On October 30, 2013, a NOK1,500 million senior unsecured bond was issued with maturity date October 2018. The bond bears interest at 3-months NIBOR plus a margin of 4.40%. The bond was subsequently swapped to US$ with a fixed rate of 6.18% per annum until maturity. The net proceeds were used to repay the remaining outstanding amount under our Seadrill Revolving Credit Facility. During fourth quarter of 2014, Seadrill purchased in the open market a total of 5.5% ownership in the NOK 1,500 million Senior Unsecured Bond. As at December 31, 2017, Seadrill is the holder of 5.5% of the bond, which amounts to $10.4 million (December 31, 2016: 5.5% or $9.6 million). As at December 31, 2017, the outstanding balance on the unsecured bond was $191.4 million.

In February 2015, the Company received approval from its Norwegian bondholders to amend the bond agreement for its NOK1,500 million Senior Unsecured Bond maturing in 2018. Under the terms of the agreement, Seadrill has provided a guarantee for the bond issue in exchange for amendments to the covenant package, principally replacing the current financial covenants with the financial covenants within Seadrill's NOK bonds. The guarantee fee charged by Seadrill is 0.3% per annum of the outstanding principal. On filing for Chapter 11 guarantee fees ceased.

$600 million 6.25% Senior Unsecured Notes due 2019
On January 31, 2014, a $600 million senior unsecured bond was issued with maturity date January 2019. The notes bear a fixed coupon of 6.25%. The notes were listed on the Irish Stock Exchange on July 1, 2014. The net proceeds of this offering have been used to repay the $500 million 7.7% Bond, including a settlement premium of $22.5 million. As of December 31, 2017 Seadrill held 31.1% of the bond, which amounts to $186.6 million (December 31, 2016: 31.1% or $186.6 million). As at December 31, 2017, the outstanding balance on the unsecured bond was $600.0 million.

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

Related party loans subject to compromise
Seadrill Revolving Credit Facility
Seadrill provided the Company an unsecured revolving credit facility of $200 million in March 2012. The facility was increased from $200 million to $335 million on June 28, 2013, and then decreased to $85 million on November 20, 2013. This credit facility matured on January 30, 2015.

On January 31, 2017, Seadrill provided a $25 million revolving credit facility which was set to mature on March 31, 2017. On March 15, 2017, the maturity was extended until April 30, 2017. On April 25, 2017 the facility was amended to mature on June 30, 2017 and was increased to $50 million. On June 27, 2017 the facility was further amended to mature on July 31, 2017 and was increased to $150 million.  On July 27, 2017 the facility was extended to September 12, 2017. Following the Chapter 11 filing the Company no longer has access to the RCF facility. Seadrill has agreed to fund our liquidity needs on an ordinary course. No interest will be charged on such balances after the Petition date. The interest on the facility is Libor plus 10.00% per annum. Interest and commitment fee charged relating to the shareholder loan from Seadrill for the year ended December 31, 2017 amounted to $3.8 million.

Related party loans not subject to compromise
$195 million Loan Agreement
Ship Finance granted the VIE company, SF Linus Ltd, an unsecured loan of $195 million on June 28, 2013 to be repaid at the earlier of June 30, 2029 or date of sale of the West Linus rig. The loan did not bear interest until the rig was delivered from the yard. SFL Linus Ltd. repaid $70 million during the first quarter in 2014. The outstanding balance at December 31, 2017 is $121.5 million (December 31, 2016: $125 million). The proceeds of this loan were used to finance the acquisition of the West Linus. The loan is presented as debt to related parties on our Consolidated Balance Sheet on December 31, 2017.

Covenants on credit facilities and unsecured bonds
The Company's debt agreements generally contain financial covenants as well as security provided to lenders in the form of pledged assets.

As part of the RSA entered into on September 12, 2017, the lenders have agreed to waive any breach of, or default under, our debt agreements after this date, which arise as a result of or are, directly or indirectly, related to the commencement of Chapter 11 proceedings or any of the steps contemplated in, or to be undertaken pursuant to, the RSA including any failure to comply with any of the financial covenants in the debt agreement. This applies to all of the Company's senior secured credit facilities.

Bank Loans
In addition to security provided to lenders in the form of pledged assets, our bank loan agreements have historically contained financial covenants, including:

•	Aggregated minimum liquidity requirement for the group: to maintain cash and cash equivalents of at least $150 million within the group;

•	Interest coverage ratio: to maintain an EBITDA to interest expense ratio of at least 2.5:1;

•
Current ratio: to maintain current assets to current liabilities ratio of at least 1:1. Current assets are defined as book value less minimum liquidity, but including up to 20.0% of shares in listed companies owned 20.0% or more. Current liabilities are defined as book value less the current portion of long term debt;

•	Equity ratio: to maintain total equity to total assets ratio of at least 30.0%. Both equity and total assets are adjusted for the difference between book and market values of drilling units;

•
Leverage ratio: to maintain a ratio of net debt to EBITDA no greater than 4.5:1. This was amended in May 2015, which has been discussed further below. Net debt is calculated as all interest bearing debt less cash and cash equivalents excluding minimum liquidity requirements; and

•
Debt service coverage ratio: The $1,450 million senior secured credit facility for the combined borrowers, and the $1,500 million senior secured credit facility for the individual borrowers, contain a requirement to maintain a ratio of EBITDA of the respective borrower to debt services (being all finance charges and principal) of not less than 1.15:1.

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

Bonds
The bonds are held by entities which filed for bankruptcy under Chapter 11 on September 12, 2017 and consequently the covenants were no longer measured from this date.

The Company has NOK 1,500 million Senior Unsecured Bond outstanding, the main financial covenant is for Seadrill to maintain a total equity to total assets ratio of at least 30.0%. Both equity and total assets are adjusted for the difference between book value and market values of drilling units.

The Company also has $600 million outstanding Senior Unsecured Notes, we are subject to certain financial and restrictive covenants contained in our indentures which restricts, among other things, our ability to pay dividends, incur indebtedness, incur liens, and make certain investments. In addition, these indentures contain other customary terms, including certain events of default, upon the occurrence of which, the bonds may be declared immediately due and payable.

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

Note 15 – Other current liabilities

(In millions of U.S. dollars)	December 31, 2017	December 31, 2016

Derivative financial instruments (1)	—	70.7
Accrued interest expense	0.5	18.6
Accrued expenses	4.0	14.7
Employee withheld taxes, social security and vacation payment	2.5	8.2
Withheld business taxes	2.7	4.0
Short term portion of deferred revenues	7.3	9.6
Total other current liabilities(2)	17.0	125.8

(1)
Derivative financial instruments consist of unrealized losses on interest rate swaps. On filing for Chapter 11, an event of default under each of our derivative agreements was triggered, resulting in the termination of the derivative financial instruments on September 13, 2017. As a result, the outstanding derivative balance was held at the counterparty claimed value within "Liabilities subject to compromise" on the Consolidated Balance Sheet as at December 31, 2017. Additional disclosure has been provided in Note 22 "Risk management and financial instruments.

(2)
Balances held as at December 31, 2017 exclude liabilities that are subject to compromise, which have been reclassified to a separate line within the Consolidated Balance Sheet. This represents our estimate of known or potential pre-petition claims to be resolved in connection with the Chapter 11 proceedings. Refer to Note 1 "General Information".

Note 16 – Other non-current liabilities

(In millions of U.S. dollars)	December 31, 2017	December 31, 2016
Deferred revenue	3.0	10.3
Derivative financial instruments (1)	—	1.1
Non-current tax liabilities	6.7	6.7
Other	0.1	0.1
Total non-current liabilities (2)	9.8	18.2

(1)
Derivative financial instruments consist of unrealized losses on interest rate swaps. On filing for Chapter 11, an event of default under each of our derivative agreements was triggered, resulting in the termination of the derivative financial instruments on September 13, 2017. As a result, the outstanding derivative balance was held at the counterparty claimed value within "Liabilities subject to compromise" on the Consolidated Balance Sheet as at December 31, 2017. Additional disclosure has been provided in Note 22 "Risk management and financial instruments.

(2)
Balances held as at December 31, 2017 exclude liabilities that are subject to compromise, which have been reclassified to a separate line within the Consolidated Balance Sheet. This represents our estimate of known or potential pre-petition claims to be resolved in connection with the Chapter 11 proceedings. Refer to Note 1 "General Information".

Note 17 – Common share capital

	December 31, 2017		December 31, 2016
	Common shares of par value $0.10		Common shares of par value $0.10
	Shares	U.S. dollars millions	Shares	U.S. dollars millions
Authorized share capital	100,000,000	10.0	100,000,000	10.0

Issued and fully paid share capital	24,351,618	2.4	24,351,618	2.4
Treasury shares held by Company	(237,386)	—	(237,386)	—
Outstanding shares in issue	24,114,232	2.4	24,114,232	2.4

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

After incorporation, the Company repurchased shares that may be canceled or held as treasury shares. As of December 31, 2017, the Company held 237,386 common shares as treasury shares at cost (December 31, 2016: 237,386 treasury shares).

The NYSE has suspended trading in and delisted our common shares.
The NYSE has determined that our common stock is no longer suitable for listing pursuant to Listed Company Manual Section 802.01D because of our announcement on September 12, 2017 that the Company and other consolidated subsidiaries of Seadrill filed prearranged Chapter 11 cases in the Southern District of Texas. In reaching its delisting determination, NYSE Regulation noted that the shareholders of the Company will receive no recovery and therefore continued listing was no longer suitable. The NYSE suspended trading in our common stock prior to the opening of the markets on September 13, 2017 and subsequently delisted our common stock.

As of the Chapter 11 Filing Date, September 12, 2017, we had 24,351,618 common shares outstanding. We will continue to account for our common shares at their carrying value until a plan confirmed by the Bankruptcy Court becomes effective, which may result in an adjustment.

Reverse stock split and capital reduction
In December 2015, the shareholders in a special general meeting approved a capital reorganization including a 1-for-10 reverse stock split of the Company's issued and outstanding common shares and reducing par value from $5.00 to $0.10. In addition, the total authorized share capital was reduced from $2,000.0 million to $10.0 million.

As a result of the capital restructuring in December 2015, the number of shares outstanding fell from 241,142,651 to 24,114,232, the issued share capital of the Company fell from $1,205.7 million to $2.4 million, and the contributed surplus increased by $1,203.3 million.

Note 18 – Accumulated other comprehensive loss

(In millions of U.S. dollars)	December 31, 2017	December 31, 2016

Actuarial loss relating to pension	(4.8)	(2.1)
Total accumulated other comprehensive loss	(4.8)	(2.1)

For the actuarial loss related to pension, the accumulated applicable amount of income taxes related to companies domiciled in Norway, where the tax rate is 24%, amounted to $1.2 million at December 31, 2017 (December 31, 2016: tax rate of 25%, deferred tax asset of $0.5 million).

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

Furthermore, the Board resolved that options granted prior to the listing of the Company’s shares could be granted at an exercise price equal to the subscription price in the private placement. No options have been granted under the scheme in 2017, 2016 or 2015.

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

The following table summarizes RSU activity for the years ended December 31, 2017, 2016 and 2015:

Restricted Stock Units	2017	2016	2015
Outstanding at beginning of year	413,702	174,583	253,870
Granted	—	270,653	1,587,719
Settled	—	(20,837)	—
Forfeited	(300)	(10,697)	(95,755)
Adjustment *	—	—	(1,571,251)
Outstanding at end of year	413,402	413,702	174,583
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

The grant date fair value of the RSU is determined as the market trading price on that date. The fair value of the awards expected to vest is recognized as compensation cost straight-line over the vesting period.  All awards are currently expected to vest. Compensation cost related to the RSU plans of $0.4 million has been recognized in 2017, $0.7 million in 2016 and $0.6 million in 2015.

As of December 31, 2017 there was $0.7 million of unrecognized compensation costs related to non-vested awards which is expected to be recognized over weighted average period of 1.9 years.

As of the Chapter 11 Filing Date, September 12, 2017, we had 24,351,618 Common shares outstanding. Interests in the existing NADL common shares will be extinguished under the Plan. Holders of existing NADL common shares are expected to receive no recovery. The RSA contemplates certain releases and exculpations and implementation of a customary equity-based employee incentive plan at closing. The transactions contemplated by the RSA are subject to court approval and other terms and conditions.

Note 20 - Pension benefits

Defined benefit plans
The Company has several defined benefit pension plans covering substantially all Norwegian employees. All of the plans are administered by a life insurance company. Under these plans, the Company contributes to the employee’s pension plan amounts ranging between five to eight percent of the employee’s annual salary.

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

During the period ended December 31, 2016, a number of employees left the Company and as a result the defined benefit scheme transferred the pension liability for these employees to the life insurance company administering the scheme. In addition, one of the defined benefit schemes has closed down and the members transferred into a new defined contribution scheme. The difference between the reduction in benefit obligation and reduction in the plan assets transferred to the life insurance company has been recognized within "Total net pension cost". In addition, net unrecognized actuarial losses have been recognized as a result of the settlement within Total net pension cost. The net impact of the settlement was a gain of $0.9 million and has been recorded with vessel and rig operating expenses in the statement of operations.

Annual pension cost
The expenses for our defined benefit pension plans for the years ended December 31, 2017, 2016 and 2015 were as follows:

	Year ended December 31,
(In millions of U.S. dollars)	2017	2016	2015
Benefits earned during the year	2.2	7.3	12.2
Interest cost on prior years' benefit obligation	1.2	3.6	3.5
Gross pension cost for the year	3.4	10.9	15.7
Expected return on plan assets	(1.2)	(3.7)	(3.2)
Administration charges	0.4	0.2	0.8
Net pension cost for the year	2.6	7.4	13.3
Social security cost	0.4	1.1	1.9
Amortization of actuarial gains/losses	(0.3)	0.7	3.4
Impact of settlement	(0.9)	(1.4)
Total net pension cost	1.8	7.8	18.6

The funded status of the defined benefit plan

(In millions of U.S. dollars)	December 31, 2017	December 31, 2016
Projected benefit obligations	37.8	60.5
Plan assets at market value	(32.4)	(57.8)
Accrued pension liability exclusive social security	5.4	2.7
Social security related to pension obligations	0.5	0.5
Accrued pension liabilities	5.9	3.2

Change in benefit obligations

(In millions of U.S. dollars)	December 31, 2017	December 31, 2016

Benefit obligations at beginning of year	60.5	129.8
Interest cost	1.2	3.6
Current service cost	2.2	7.3
Benefits paid	(2.0)	(3.0)
Change in unrecognized actuarial loss	(2.9)	(28.0)
Settlement	(23.8)	(54.4)
Foreign currency translations	2.6	5.2
Benefit obligations at end of year	37.8	60.5

Change in plan assets

(In millions of U.S. dollars)	December 31, 2017	December 31, 2016

Fair value of plan assets at beginning of year	57.8	97.0
Expected return on plan assets	1.2	3.7
Contribution by employer	1.2	8.7
Administration charges	(0.4)	(0.2)
Benefits paid	(2.0)	(3.0)
Change in unrecognized actuarial (loss) gain	(5.0)	(0.3)
Settlement	(23.0)	(51.8)
Foreign currency translations	2.6	3.7
Fair value of plan assets at end of year	32.4	57.8

The accumulated benefit obligation for all defined benefit pension plans was $33.0 million and $54.4 million at December 31, 2017 and 2016, respectively.

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

Assumptions used in calculation of pension obligations	2017	2016	2015

Rate of compensation increase at the end of year	2.50%	2.00%	2.50%
Discount rate at the end of year	2.40%	2.60%	2.70%
Prescribed pension index factor	1.50%	1.50%	1.20%
Expected return on plan assets for the year	2.40%	2.50%	3.30%
Employee turnover	4.00%	4.00%	4.00%
Expected increases in Social Security Base	2.25%	2.25%	2.50%

The weighted-average asset allocation of funds related to the Company's defined benefit plan at December 31, 2017 and 2016 was as follows:

Pension benefit plan assets	2017	2016
Equity securities	10.6%	7.1%
Debt securities	66.1%	54.7%
Real estate	8.8%	9.4%
Money market	13.5%	28.1%
Other	1.0%	0.7%
Total	100.0%	100.0%

The investment policies and strategies for the pension benefit plan funds do not use target allocations for the individual asset categories. The investment objectives are to maximize returns subject to specific risk management policies. The Company diversifies its allocation of plan assets by investing in both domestic and international fixed income securities and domestic and international equity securities. These investments are readily marketable and can be sold to fund benefit payment obligations as they become payable. The estimated yearly return on pension assets was 2.4% in 2017 and 2.5% in 2016.

Cash flows - Contributions expected to be paid

The table below shows the Company's expected annual pension plan contributions under defined benefit plans for the years 2018-2027. The expected payments are based on the assumptions used to measure the Company's obligations at December 31, 2017 and include estimated future employee services.

(In millions of U.S. dollars)	Years ending December 31,
2018	3.0
2019	3.0
2020	3.0
2021	3.0
2022	3.0
2023 - 2027	15.0
Total payments expected during the next 10 years	30.0

Defined contribution plans
In addition, the Company has defined contribution plans for all new onshore employees. The total expense recognized relating to these plans was $3.0 million, $4.2 million and $3.5 million for the years ended December 31, 2017, 2016 and 2015, respectively.

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

The Company has entered into the following significant agreements with related parties:

Transactions with Seadrill

$600 million 6.25% Senior Unsecured Notes due 2019
In January 2014 the Company issued a $600 million Senior Unsecured Notes with a fixed coupon of 6.25% per annum, and maturity in January 2019. As at December 31, 2017 Seadrill was the holder of 31.1% of the Notes, which amounts to $186.6 million (December 31, 2016: 31.1%, or $186.6 million). Interest due to Seadrill for the year ended December 31, 2017 was $8.2 million (December 31, 2016: $11.8 million). This facility is held within "Liabilities subject to compromise" in the Consolidated Balance Sheet at the reporting date. The Company has discontinued recording interest on the facility from the Petition Date.

Seadrill Revolving Credit Facility
Seadrill provided the Company an unsecured revolving credit facility of $200 million in March 2012. The facility was increased from $200 million to $335 million on June 28, 2013, and then decreased to $85 million on November 20, 2013. This credit facility matured on January 30, 2015.

On January 31, 2017, Seadrill provided a $25 million revolving credit facility which was set to mature on March 31, 2017. On March 15, 2017, the maturity was extended until April 30, 2017. On April 25, 2017 the facility was amended to mature on June 30, 2017 and was increased to $50 million. On June 27, 2017 the facility was further amended to mature on July 31, 2017 and was increased to $150 million.  On July 27, 2017 the facility was extended to September 12, 2017. Following the Chapter 11 filing the Company no longer has access to the RCF facility. Seadrill has agreed to fund our liquidity needs on an ordinary course. No interest will be charged on such balances after the Petition date. The interest on the facility is Libor plus 10.00% per annum. Interest and commitment fee charged relating to the shareholder loan from Seadrill for the year ended December 31, 2017 amounted to $3.8 million.

NOK 1,500 million Senior Unsecured Bond
On October 30, 2013, the Company issued a NOK1,500 million Senior Unsecured Bond with maturity date October 2018. The bond bears interest at 3-months NIBOR plus a margin of 4.40%. The net proceeds were used to repay the remaining outstanding amount under our $85 million Seadrill Revolving Credit Facility. During fourth quarter of 2014, Seadrill purchased in the open market an aggregate of 5.5% ownership in the NOK 1,500 million Senior Unsecured Bond equal to $11 million. As at December 31, 2017, Seadrill is the holder of 5.5% of the bond, which amounts to $10.4 million (December 31, 2016: 5.5% or $9.6 million). Interest due to Seadrill for the year ended December 31, 2017 was $0.3 million (December 31, 2016: $0.4 million).

This facility is held within "Liabilities subject to compromise" in the Consolidated Balance Sheet at the reporting date. The Company has discontinued recording interest on the facility from the Petition Date.

Financial covenants and debt guarantees
In February 2015, the Company received approval from its Norwegian Bondholders to amend the Bond Agreement for its NOK 1,500 million Norwegian Bond maturing in 2018. Under the terms of the agreement, Seadrill will provide a guarantee for the Bond Issue in exchange for amendments to the covenant package, principally replacing the current financial covenants with the financial covenants within Seadrill's NOK bonds. Additionally, the Company received approval to amend its $2,000 million credit facility and $475 million secured term loan and revolving credit facility. Under the terms of the agreements, Seadrill provides a guarantee for the credit facilities in exchange for amendments to the covenant package, principally replacing the Company's existing financial covenants with financial covenants within Seadrill's secured credit facilities. This amendment to the covenants was applicable to the period ended December 31, 2014. As such there are no longer separate financial covenants contained within the Company's credit facilities or bond agreements. The guarantee fees charged by Seadrill is 0.3% per annum of the outstanding principal. The total guarantee fee for the year ended December 31, 2017 was $3.5 million (December 31, 2016: $6.7 million). These fees are presented within "Other financial items" in the Consolidated Statement of Operations. Following the Chapter 11 filing no guarantee fees will be charged by Seadrill.

Performance guarantees
Seadrill provides performance guarantees in connection with the Company’s drilling contracts, and charges the Company an annual fee of 1% of the guaranteed amount to provide these guarantees. The total amount of such guarantees was $193 million at December 31, 2017 and $130 million at December 31, 2016. The incurred fee was $0.9 million and $1.7 million or the years ended December 31, 2017 and 2016 respectively. These fees are presented within "Other financial items" in the Consolidated Statement of Operations. In addition, the Company has agreed to reimburse Seadrill for all claims made against Seadrill under the performance guarantees.

Management services
North Atlantic Management provides supporting management functions to the Company and its subsidiaries in accordance with the terms of the General Management Agreement. North Atlantic Management has contracted senior management services from Seadrill Management in accordance with the terms of the Management and Administrative Services Agreement, including the provision of the Company's Chief Financial Officer. The agreement can be terminated by either party at ninety days notice. In consideration of the services provided, the Company pay Seadrill a fee that includes the operating costs attributable to the Company plus a margin of 8%. Seadrill Management had charged North Atlantic Management a fee of $33.0 million, $20.7 million and $25.0 million for providing the services under the Services Agreement for the years ended December 31, 2017, 2016 and 2015 respectively.

Newbuild construction services
The Company has contracted a subsidiary of Seadrill to provide construction and project management services for construction of the West Rigel drilling unit. In consideration of the services provided, Seadrill charged the Company a fee in the year ended December 31, 2015 that included the operating costs attributable to the Company plus a margin of 5%. The total amount charged was $12.4 million for the year ended December 31, 2015. As these costs are directly attributable to the construction of the drilling unit, they are capitalized and depreciated in accordance with the accounting policy for Drilling Units. No charges were made during the years ended December 31, 2017 and 2016.

Sale of spare parts
During the year ended December 31, 2016, North Atlantic Rigel Ltd, the wholly owned subsidiary of the Company that currently owns the investment in the West Rigel, sold certain spare parts to Seadrill. The parts were sold for a consideration of $2.4 million during 2016, representing the historical purchase price of the spare parts. The book value of the spare parts was written down to nil during the year ended December 31, 2015, when the West Rigel was classified as an asset held for sale and the carrying value of these spare parts was considered to be not recoverable. Consequently, a gain on disposal of $2.4 million was recognized in the Company's Consolidated Statement of Operations during the prior year.

Other guarantees
Seadrill provides the company with various customs and rent guarantees relating to warehouses and offices in Norway. The total guaranteed was $2.9 million as at December 31, 2017 and $2.9 million at December 31, 2016.

Transactions with Frontline
Management services
The Company receives corporate secretarial and certain other administrative services applicable to the jurisdiction of Bermuda from Frontline Management (Bermuda) Ltd. The fee was $1.0 million, $0.2 million and $1.2 million for the years ended December 31, 2017, 2016 and 2015 respectively. Frontline Management (Bermuda) Ltd. is a wholly owned subsidiary of Frontline Ltd., a company in which Hemen is a large shareholder.

Transactions with Sevan Drilling
Management services
From August 2015 to August 2016, pursuant to the secondment agreement with Seven Drilling our Chief Financial Officer was seconded to North Atlantic Management from Sevan Drilling Management AS, a subsidiary of Seadrill and Sevan Drilling Limited. The total fees charged were $0.3 million, $0.4 million and $0.2 million for the years ended December 31, 2017, 2016 and 2015 respectively.

Transactions with Seatankers
Management services
The Company receives corporate management and director services through Seatankers Management Norway AS. The fee was $0.09 million, $0.3 million and $0.2 million for the years ended December 31, 2017, 2016 and 2015 respectively. Seatankers Management Norway AS a company which is an affiliate of Hemen.

Transactions with Ship Finance
Sale and leaseback agreement
In June 2013, the Company entered into sale and leaseback agreement with Ship Finance for the newbuilding jack-up rig, the West Linus for total consideration of $600 million. Upon the closing of the agreement, $195 million was paid to North Atlantic Drilling and the remaining balance of the purchase price was paid to North Atlantic Drilling upon the delivery of the rig. The West Linus is chartered back to North Atlantic Drilling on a bareboat charter for a period of 15 years, pursuant to which North Atlantic has been granted four purchase options. Ship Finance has an option to sell the rig back to North Atlantic Drilling at the end of the charter period. The West Linus was delivered from the yard in February 2014. At December 31, 2017, the West Linus is reported under Drilling Units in the Company’s Consolidated Balance Sheet. Additional disclosure about the VIE has been provided in Note 24 "Variable Interest Entity".

Related Party Loan Facility
Ship Finance granted the VIE company, SFL Linus Ltd., an unsecured loan of $195 million on June 28, 2013 to be repaid at the earlier of June 30, 2029 or date of sale of the West Linus rig. While the loan did not initially bear interest, Ship Finance reserved the right to charge interest after the rig is delivered from the shipyard. SFL Linus repaid $70 million during the first quarter in 2014 and the outstanding balance at December 31, 2017 is $125 million (December 31, 2016: $125.0 million). Commencing in February 2014, the loan bore interest of 4.5% per annum. The proceeds of this loan were used to finance the acquisition of the West Linus. The loan was presented as long term debt to related party on our balance sheet on December 31, 2017. Interest charged by Ship Finance for the year ended December 31, 2017, was $5.5 million (2016: $5.6 million).

Transactions with Archer
Engineering Services
We receive certain technical engineering services from subsidiaries of Archer Ltd. The charged amount was $0.5 million, $0.9 million and $1.9 million for the years ended December 31, 2017, 2016 and 2015, respectively. These amounts are included in vessel and rig operating expenses. Archer Ltd. is a company in which Seadrill is a shareholder.

Related Party Balances
The following are the related party balances as at December 31, 2017 and December 31, 2016:

(In millions of U.S. dollars)	December 31, 2017	December 31, 2016
Related party receivables:
Seadrill	8.1	10.7
Ship Finance International	—	0.5
Total related party receivables	8.1	11.2

Related party payables:
Seadrill	29.6	35.9
Ship Finance International	3.6	0.7
Total related party payables	33.2	36.6

Long term debt to related parties
US$600 Bond*, Seadrill share 31.1%	—	186.6
NOK1,500 Senior Unsecured Bond*, Seadrill share 5.5%	—	9.6
Non-current related party loan from Ship Finance	121.5	125.0
Total long term debt to related party	121.5	321.2

* These facilities are held within "Liabilities subject to compromise" in the Consolidated Balance Sheet at the reporting date.

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

Note 22 – Risk management and financial instruments
The majority of our gross earnings from the Company's drilling rigs are receivable in U.S. dollars and the majority of the Company's other transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. However, the Company has operations and assets in a number of countries worldwide and incurs expenditures in other currencies, causing its results from operations to be affected by fluctuations in currency exchange rates, primarily relative to the NOK denominated debt. Historically, the Company had been exposed to changes in interest rates on floating interest rate debt and to the impact of changes in currency rates on NOK denominated debt. Due to the filing of the Bankruptcy Petitions, interest is no longer incurred on the Company's unsecured bonds and they are held at the foreign exchange rate as at the Petition Date. Interest continues to be incurred on the floating interest debt but is recognized as an adequate protection payment for those facilities held as subject to compromise. Interest on floating rate debt not held as subject to compromise continues to be paid and recognized in the Consolidated Statement of Operations. There is thus a risk that interest rate fluctuations will have a positive or negative effect on the value of the Company’s cash flows.

Prior to filing for Chapter 11, we entered into derivative agreements to mitigate the risk of currency and interest rate fluctuations. However, filing for Chapter 11 triggered an event of default under each of our International Swaps and Derivatives Agreements (ISDA). As a result, our counterparties terminated all outstanding transactions governed by the ISDA, effective September 13, 2017. The derivative transactions are recognized at the recoverable amount under the ISDA's as agreed with our lenders. As of December 31, 2017 we had $74.9 million in estimated derivative instrument settlements payable, reflected in the liabilities subject to compromise on the Consolidated Balance Sheet.

Interest rate risk management
The Company’s exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. The exposure related to our floating interest debt has reduced since filing for Chapter 11, as noted above. Historically, the Company has managed this risk through the use of interest rate swaps and other derivative arrangements and continue to do so for some of our facilities which are not subject to compromise. The Company's objective is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. Surplus funds have generally been used to repay revolving credit facilities, or placed in accounts or fixed deposits with reputable financial institutions, in order to maximize returns while providing the Company with the flexibility to meet working capital and capital investments. The extent to which the Company utilized interest rate swaps and other derivatives to manage its interest rate risk is determined by the net debt exposure.

Interest rate swap agreements not qualified as hedge accounting
At the date of filing for Chapter 11, we had interest rate swap agreements with an outstanding principal amount of $300 million (December 31, 2016: $900 million), including one contract of $200 million which was entered into in February 2014 with forward start in March 2016. Certain of these interest rate swaps are forward starting swaps. The agreements do not qualify for hedge accounting, and accordingly any changes in the fair values of the swap agreements are included in the Consolidated Statement of Operations under “(Loss)/gain from derivative financial instruments”.

On September 13, 2017 the interest rate swaps were terminated under the ISDA and an adjustment for credit risk on the interest rate swap position was reversed to "Reorganization items, net" in the Consolidated Statement of Operations, totaling $3.8 million. The residual liability, represents the counterparty claimed value of $7.7 million, which was reclassified to liabilities subject to compromise in the Consolidated Balance Sheet as at December 31, 2017.

As at December 31, 2016 we reported a gross liability and net liability of $4 million and an asset of $8 million. The asset and net liability as at December 31, 2016 was classified as "Other current assets" or "Other current liabilities" respectively in the Consolidated Balance Sheet.

Interest rate hedge accounting
The Ship Finance subsidiary consolidated by the Company as a VIE, SFL Linus Ltd., (refer to Note 24 "Variable Interest Entity") has entered into interest rate swap agreements in order to mitigate its exposure to variability in cash flows for future interest payments on the loan taken out to finance the acquisition of West Linus. These interest rate swaps qualify for hedge accounting under U.S. GAAP, and the instruments have been formally designated as a hedge to the underlying loan. When the hedge is effective, any changes in its fair value is included in “Other comprehensive income.”
The effectiveness of hedging instruments is assessed at each reporting period. Below is a summary of the notional amount, fixed interest rate payable and duration of the outstanding principal as at December 31, 2017.

Outstanding principal	Receive rate	Pay rate	Length of contract
(in US$ Millions)
144.5	3 month LIBOR	1.77%	Dec 2013 - Dec 2018
4.0	2 month LIBOR	2.01%	Mar 2014 - Nov 2018
4.0	1 month LIBOR	2.01%	Mar 2014 - Oct 2018

The total fair value of the interest rate swaps outstanding at December 31, 2017 amounted to a liability of nil (December 31, 2016: a liability of $1.1 million). In the year ended December 31, 2017, the above VIE Ship Finance subsidiary has recorded fair value gains on interest rate swaps of $1.2 million (December 31, 2016: $1.2 million fair value gains or losses). Gain or loss is recorded by the VIE in "Other comprehensive income" but due to its ownership by Ship Finance this is allocated to "Non-controlling interest" in our statement of changes in equity.
Any change in fair value resulting from hedge ineffectiveness is recognized immediately in earnings. The VIE, and therefore North Atlantic Drilling, did not recognize any gain or loss due to hedge ineffectiveness in the consolidated financial statements during the twelve-month period ended December 31, 2017 and (December 31, 2016: no fair value gain or loss, December 31, 2015: no fair value gain or loss).

Cross currency interest rate swaps not qualified for hedge accounting
At the date of filing for Chapter 11, we had outstanding cross currency interest rate swaps with a principal amount of $174.4 million (December 31, 2016: $174.4 million). These agreements, entered into in October 2013, do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the Consolidated Statement of Operations under " Gain/(loss) on derivative financial instruments."

On September 13, 2017 the cross currency interest rate swaps were terminated under the ISDA and an adjustment for credit risk on the interest rate swap position was reversed to "Reorganization items, net" in the Consolidated Statement of Operations. The residual liability represents the counterparty claimed value, which was reclassified to liabilities subject to compromise in the Consolidated Balance Sheet as at December 31, 2017, totaling $26.8 million. The residual liability represents the counterparty claimed value of $67.2 million, which was reclassified to liabilities subject to compromise in the Consolidated Balance Sheet as at December 31, 2017.

The total fair value of cross currency interest swaps outstanding at December 31, 2016 amounted to liability of $59.8 million. The fair value of the cross currency interest swaps is classified as "Other current liabilities" in the Consolidated Balance Sheet as at December 31, 2016.

Foreign currency risk management
Historically the Company has used foreign currency forward contracts and other derivatives to manage its exposure to foreign currency risk on certain assets, liabilities and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the Consolidated Balance Sheet under "Other current assets" if the contracts have a net positive fair value, and under other short-term liabilities if the contracts have a net negative fair value.

As at December 31, 2017 and December 31, 2016 there were no outstanding forward contracts.

The total realized and unrealized losses on the derivatives recognized in the Consolidated Statement of Operations relating to foreign currency forward agreements in 2017 amounted to nil (2016: nil, 2015: nil).

Fair values
The carrying value and estimated fair value of the Company’s financial instruments that are not measured at fair value on a recurring basis at December 31, 2017 and December 31, 2016 are as follows:

	December 31, 2017		December 31, 2016
(In millions of U.S. dollars)	Fair value	Carrying value	Fair value	Carrying value
Assets
Cash and cash equivalents	29.5	29.5	68.7	68.7
Restricted cash	4.2	4.2	5.2	5.2

Financial liabilities
As at December 31, 2017, we had outstanding floating rate interest bearing debt with carrying value of $896.7 million was held as subject to compromise. As a result of filing for Chapter 11, the fair value of our floating rate interest bearing debt cannot be reasonably determined. As at December 31, 2016 our floating rate interest bearing debt had carrying value of $1,390 million and fair value of $1,312 million.

As at December 31, 2017, we had outstanding fixed and floating interest bonds with carrying value of $413 million and $181 million respectively. These were held as a liability subject to compromise on the Consolidated Balance Sheet. As a result of filing for Chapter 11, the fair value of our floating rate interest bearing debt cannot be reasonably determined. As at December 31, 2016 our fixed interest bonds had carrying value of $413.4 million and fair value of $109.0 million and our floating interest bonds had carrying value of $165.1 million and fair value of $68.0 million.

As at December 31, 2017, we had outstanding related party fixed rate debt with carrying value of $121.0 million and fair value of $74.4 million (December 31, 2016: carrying value of $125.0 million and fair value of $75.0 million).

At December 31, 2017 we had $74.9 million of derivatives which are classified as liabilities subject to compromise. The balance reflects the terminated value claimed by the counterparty as at September 13, 2017. As a result, the carrying and fair value of the financial instrument as at December 31, 2017 would be $74.9 million. This was previously measured at level 1 on the fair value measurement hierarchy, see table below.

Fair value considerations
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

The fair value of the loan provided by Ship Finance to SFL Linus Ltd is estimated using the DCF model. The cost of debt of 10.6% was used to estimate the present value of the future cash flows. The Company has categorized this at level 2 on the fair value measurement hierarchy.

Financial instruments that are measured at fair value on a recurring basis:

(In millions of U.S. dollars)		December 31, 2016

		Fair value	Carrying value
Assets
Interest rate swap - non-current assets	Level 2	1.4	1.4
Liabilities
Interest rate swaps - current liabilities	Level 2	10.9	10.9
Interest rate swaps qualified for hedge accounting - non-current liabilities	Level 2	1.1	1.1
Cross Currency swap - current liabilities	Level 2	59.8	59.8

The fair values of interest rate swaps, cross currency swaps and forward exchange contracts as at December 31, 2016 are calculated using well-established independent valuation techniques using the income method approach, applied to contracted cash flows and expected forecast of LIBOR and NIBOR interest rates, and counterparty credit risk assumptions. The calculation of the credit risk in the swap values is subject to a number of assumptions including an assumed credit default swap rate based on our traded debt, and recovery rate, which assumes the proportion of value recovered, given an event of default. We have categorized these transactions as level 2 on the fair value measurement hierarchy.

As at December 31, 2016 liabilities or assets related to financial and derivative instruments are presented at gross amounts and have not been presented net because we do not have the right of offset. The amounts are included in our fair value table above.

Retained Risk
a) Physical Damage Insurance
Seadrill has purchased hull and machinery insurance to cover physical damage to its drilling units and those of the Company. We are charged for the cost of insuring our drilling units. We retain the risk for the deductibles relating to physical damage insurance on our fleet. The deductible is currently a maximum of $5 million per occurrence.

b) Loss of Hire Insurance
Seadrill purchases insurance to cover for loss of revenue for their operational rigs in the event of extensive downtime caused by physical damage to its drilling units and those of the Company, where such damage is covered under Seadrill’s physical damage insurance, and charges us for the cost related to our fleet.

The loss of hire insurance has a deductible period of 60 days after the occurrence of the physical damage. Thereafter, insurance policies according to which the Company is compensated for loss of revenue are limited to 210 days per event and aggregated per year. The daily indemnity will vary from 75% to 100% of the contracted dayrate. We retain the risk related to loss of hire during the initial 60 day period, as well as any loss of hire exceeding the number of days permitted under the insurance policy. If the repair period for any physical damage exceeds the number of days permitted under the loss of hire policy, we will be responsible for the costs in such period.

c) Protection and Indemnity Insurance
Seadrill purchases protection and indemnity insurance and excess liability insurance for personal injury, liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling units to cover claims of up to $500 million per event and in the aggregate. In the event of no drilling activities, the excess liability insurance is suspended and therefore the limit is reduced from $500 million to $350 million.

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

Revenues from the following customers accounted for more than 10% of the Company’s consolidated revenues:

Contract revenue split by client:	Year ended December 31,
	2017	2016	2015
Statoil	32%	40%	44%
Conoco Phillips	49%	25%	18%
ExxonMobil	—%	25%	25%
Total	8%	10%	13%
Nexen	11%	—%	—%
Total	100%	100%	100%

Note 23 – Commitments and contingencies

Pledged assets
The book value of assets pledged under secured credit facilities as of December 31, 2017 was $2,325.5 million.

Newbuilding Commitments
As of December 31, 2016, we no longer had any contractual commitments under newbuilding contracts. The West Rigel semi-submersible rig was reclassified as an asset held for sale as at December 31, 2016 due to the arrangements made with the shipyard. Refer to Note 12 "Asset held for sale" for more information

Leased Premises Commitments
The related operating lease commitments are summarized in the table below:

(In millions of U.S. dollars)	2018	2019	2020	2021	2022	2023 and thereafter
Leased premises	3.1	2.8	2.7	2.7	1.8	0.0

Guarantees
The Company has not issued any guarantees in favor of third parties. Refer to Note 21 "Related party transactions" for disclosure of the guarantees provided by Seadrill on behalf of the Company.

Legal Proceedings
From time to time we are a party, as plaintiff or defendant, to lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of our drilling units, in the ordinary course of business or in connection with our acquisition or disposal activities. Other than as disclosed below, we believe that the resolution of such claims will not have a material impact individually or in the aggregate on our operations or financial condition. Our best estimate of the outcome of the various disputes has been reflected in our Consolidated Financial Statements as of December 31, 2017.

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

In February 2016 North Atlantic Drilling was notified of certain customer claims. The client withheld amounts from invoice payments due in the first quarter of 2016, which were settled in January 2017 for $34.7 million. The settlement was reflected as at December 31, 2016 and $2.8 million of contract revenue was reversed.

Note 24 - Variable Interest Entity (VIE)

As of December 31, 2017, the Company leased a jack-up rig from a VIE under a finance lease. The shares in North Atlantic Linus Ltd, the company which owned the newbuild jack-up rig, were sold by the Company to SFL Linus Ltd, a Ship Finance company, on June 30, 2013, while the West Linus rig was simultaneously leased back by the Company on a bareboat charter contract for a term of 15 years. The Company has four options to repurchase the unit during the charter period, and Ship Finance has an option to sell the asset at the end of the 15 year lease period.

The Company has determined that the Ship Finance subsidiary, which owns the rig, is a VIE, and that North Atlantic Drilling is the primary beneficiary of the risks and rewards connected with the ownership of the rig and the charter contract. Accordingly, the VIE is consolidated in our financial statements. The Company did not record any gain or loss from the sale of the shares, as the assets and liabilities continued to be reported at its original cost in the Company's balance sheet at the time of the transaction. At December 31, 2017, the asset is reported under Drilling unit in the Company’s Consolidated Balance Sheet. Refer also to Note 21 "Related party transactions" for additional details about the sales and leaseback contract.

The following table gives a summary of the sale and leaseback arrangement, as of December 31, 2017:

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

		(In thousands of US$)
Unit	Base LIBOR interest rate	2018	2019	2020	2021	2022
West Linus	1%	222	173	140	140	133

The assets and liabilities in the accounts of the VIE as at December 31, 2017 and 2016 are as follows:

	December 31, 2017	December 31, 2016
(In millions of US$)	SFL Linus Ltd	SFL Linus Ltd

Investment in Finance Lease	431.1	482.9
Derivative instruments - receivable	0.1	—
Cash deposits	7.6	—
Related party receivables	0.2	0.2
Total assets	439.0	483.1

Current position of long-term debt	47.5	51.4
Short-term related party liability	3.4	0.7
Accrued expense	0.5	0.1
Total current liabilities	51.4	52.2

Interest bearing debt	261.3	304.8
Non-current related party liability	121.0	125.0
Derivative instruments - payable	—	1.1
Total non-current liabilities	382.3	430.9

Accumulated Other Comprehensive loss	0.2	(1.0)
Retained earnings	5.1	1.0
Total stockholders' equity	5.3	—
Total liabilities and stockholders' equity	439.0	483.1

Book value of the unit in the Company’s consolidated accounts	514.9	537.0

Supplementary cash flow information relating to the VIE

(In millions of US$)	December 31, 2017	December 31, 2016
Non-cash financing activities
Proceeds from long-term loans (1)	—	50.0
Long term loans netted-down with related party balances (1)	—	(50.0)
Dividend to non-controlling interests in VIE (2)	(7.3)	(42.1)

(1)	During the year ended December 31, 2017 SFL Linus Ltd withdrew bank loans and made loans to its parent, Ship Finance International. These balances are presented net in the cash flow statement.
(2) During the year ended December 31, 2017 SFL Linus Ltd, which we consolidate, declared dividends payable totaling $7.3 million to Ship Finance.

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

Changes in non-controlling interest in 2017, 2016 and 2015 are as follows;

(In millions of U.S. dollars)	Ship Finance
December 31, 2014	10.1
Other comprehensive income due to non-controlling interest	0.2
Net income due to non-controlling interest	16.2
December 31, 2015	26.5
Other comprehensive income due to non-controlling interest	1.2
Net income due to non-controlling interest	14.4
Dividend declared to non-controlling interest	(42.1)
December 31, 2016	—
Other comprehensive income due to non-controlling interest	1.2
Net income due to non-controlling interest	11.3
Dividend declared to non-controlling interest	(7.3)
December 31, 2017	5.2

Note 26 - Subsequent Events

West Rigel settlement agreement

On April 5, 2018, we entered into a settlement and release agreement, subject to Bankruptcy Court approval, with Jurong in respect of the West Rigel whereby we agreed that the share of sale proceeds from the sale of the West Rigel by Jurong would be $126 million. We consider this agreement provides additional evidence of the value of the asset held for sale at December 31, 2017, and have therefore reflected the agreed share of sales proceeds in the value of the asset held for sale at the balance sheet date.